Form 20-F
period 2003-03-31
WATERFORD WEDGWOOD PLC
filed 2003-10-02
CIK 793586

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 0-14624

Waterford Wedgwood plc	Waterford Wedgwood U.K. plc
(exact name of Registrants as specified in their charters)
REPUBLIC OF IRELAND	ENGLAND AND WALES
(jurisdictions of incorporation or organization)
KILBARRY, WATERFORD REPUBLIC OF IRELAND	BARLASTON, STOKE-ON-TRENT, ENGLAND ST12 9ES
(addresses of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT:

Waterford Wedgwood stock units ("stock units") each consisting of one ordinary share of Waterford Wedgwood plc of €0.06 each ("ordinary share") and one income share of Waterford Wedgwood U.K. plc ("WW U.K.") of £0.01 each ("income share") represented by American Depository Shares ("ADSs") quoted on the NASDAQ National Market System, each ADS representing ten stock units

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15 (d) OF THE ACT:

None

        Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares of Waterford Wedgwood plc of €0.06 each (par value)	775,632,037
WW U.K. income shares of £0.01 each (par value)	882,995,866
WW U.K. ordinary shares of £0.25 each (par value)	181,601,769

        Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrants have elected to follow:

Item 17 ☒    Item 18 ☐

Item 8—Financial Information	89
Financial Statements	89
Legal Proceedings	89
Dividends	89
Significant Changes	90
Item 9—The Offer and Listing	90
Nature of Trading Markets	90
Sale of Securities	90
Item 10—Additional Information	92
Memorandum & Articles of Association—Waterford Wedgwood plc	92
Memorandum & Articles of Association—Waterford Wedgwood U.K. plc.	94
Material Contracts	95
Exchange Controls and Other Limitations Affecting Security Holders	95
Taxation	96
Item 11—Quantitative and Qualitative Disclosures about Market Risk	101
Item 12—Description of Securities other than Equity Securities	105
PART II
Item 13—Defaults upon Senior Securities	105
Item 14—Changes in Securities and Changes in Security for Registered Securities	105
Item 15—Controls and Procedures	105
Item 16A—Audit Committee Financial Expert	106
Item 16B—Code of Ethics	106
Item 16C—Principal Accountant Fees and Services	106
PART III
Item 17—Financial Statements	106
Item 18—Financial Statements	106
Item 19—Exhibits	106

PART I

Introduction

General

        The Consolidated Financial Statements of Waterford Wedgwood plc (the "Company") and its subsidiaries (together the "Group"), which form part of this annual report, are prepared in Euro ("€"). References to "U.S. dollars" or "$" are to United States dollars, references to "IR£" are to Irish pounds, the former currency of the Republic of Ireland prior to March 1, 2002; "¥" and "yen" means the currency of Japan and references to "£" are to U.K. pounds sterling. References to "€" are to the Euro, the currency of the European Monetary Union, which, as from March 1, 2002 is the exclusive currency in the twelve nations of the eurozone, including the Republic of Ireland. References to "we", "us", "our", and other similar terms refer to the Group, unless the context otherwise requires. Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between Irish GAAP and U.S. GAAP that are relevant to us are explained in note 33 to the Consolidated Financial Statements.

        The Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2003 was €1.00 = $1.09. On September 19, 2003, the Noon Buying Rate was €1.00 = $1.13. For further information on exchange rates between the Euro and the U.S. dollar, see "Item 3—Key Information—Exchange Rates" and the discussion in "Item 5—Operating and Financial Review and Prospects—Overview—Principal Factors that Affect Our Results of Operations and Financial Condition—Impact of exchange rate fluctuations" and "—Results of Operations—Years ended December 31, 2000 and 2001, Three months ended March 31, 2002 and Year ended March 31, 2003".

        Unless the content indicates otherwise, the term "Crystal" refers to our Crystal business and Crystal products sold under the Waterford crystal, John Rocha at Waterford crystal, Marquis by Waterford, Stuart crystal, Jasper Conran at Stuart™ crystal, Wedgwood, Rosenthal, Versace, and Bvlgari brands. The term "Ceramic" refers to our Ceramic business and Ceramic products sold under the Wedgwood, Rosenthal and Waterford Fine China brands. The term "Premium cookware" refers to our Premium cookware products sold under the All-Clad and Spring™ brands. The term "Other products" refers to linens distributed by W-C Designs, Waterford products sold under licensing arrangements, Rosenthal furniture and Wedgwood gourmet foods, jewelry, linens, cutlery and other non-crystal, non-ceramic and non-cookware products.

        The term "Waterford Crystal" refers to our Crystal operations and products sold under the Waterford crystal, John Rocha at Waterford crystal, Marquis by Waterford, Stuart crystal and Jasper Conran at Stuart™ crystal brands. The term "Rosenthal" refers to the Rosenthal AG Group of companies and their respective operations and products sold under the Rosenthal studio-line, Rosenthal, Thomas and Hutschenreuther brands. The term "All-Clad" refers to the All-Clad Group of companies and their respective operations and products sold under the All-Clad Stainless, Cop-R-Chef, LTD, Copper Core, and MC2 brands. The term "WW U.K." refers to Waterford Wedgwood U.K. plc and its subsidiaries and the term "Wedgwood" refers to WW U.K. ceramic operations.

        WW U.K., of which the Company holds 100% of the ordinary share capital, is registered in England and Wales. Its assets consist primarily of the entire issued ordinary share capital of Wedgwood Limited (formerly Wedgwood plc) and 99% of the issued share capital of Waterford Wedgwood Inc., held through its interests in Waterford Wedgwood Partners.

        References in this annual report to the names "Waterford", "Wedgwood", "Rosenthal" and "All-Clad" are not intended as generic or descriptive references to either crystal or fine bone china, fine earthenware, stoneware, stainless steel or copper cookware.

Forward-Looking Statements

        This annual report on Form 20-F contains certain forward-looking statements as defined in Section 21E of the United States Securities Exchange Act of 1934 with respect to the financial condition, results of our operations and business and certain of the plans and objectives of our management with respect thereto, including, but not limited to, the restructuring of our earthenware business, the renegotiation of our loan facilities and our hedging activities with respect to foreign exchange fluctuations. These statements may generally, but not always, be identified by the use of words such as "anticipates", "should", "expects", "estimates" or similar expressions including but not limited to, statements contained in or implied by the discussion under "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects", "Item 8—Financial Information", and "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

        By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate and the factors described in the context of such forward-looking statements, and other factors referred to in this annual report on Form 20-F particularly in "Item 3—Key Information—Risk Factors", "Item 5—Operating and Financial Review and Prospects—Overview of Our Business", "—Principal Factors that Affect Our Results of Operations and Financial Condition—Seasonality" and "—Results of Operations—Taxes on Income—Capital Resources", and "Item 11—Quantitative and Qualitative Disclosures about Market Risk" could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

Statements Regarding Competitive Position

        Statements made in "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects" referring to our competitive position are based on the Company's belief, and in some cases rely on a range of sources including investment analysts' reports, independent market studies and the Company's internal assessment of market share based on publicly available information about the financial results and performance of market participants.

Item 1—Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2—Offer Statistics and Expected Timetable

        Not applicable.

Item 3—Key Information

Selected Financial Data

        The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and notes thereto included elsewhere in this annual report. Prior period amounts have been restated to reflect current accounting policies.

        Our consolidated financial statements are prepared in accordance with Irish GAAP, which differ in certain significant respects from U.S. GAAP. Details of the principal differences between Irish GAAP and U.S. GAAP are set out in note 33 to the consolidated financial statements.

        Amounts previously reported in Irish pounds are now reported in Euro using the irrevocably fixed conversion rate which became effective on January 1, 1999.

        We changed our financial year end from December 31, to March 31, by reporting a transition period of three months ended March 31, 2002.

	Year ended December 31,				3 months ended March 31,		Year ended March 31,
	1998	1999	2000	2001	2001	2002	2003
				(restated)	(unaudited)(iv)
	(in millions except per share, per ADS amounts)
Consolidated Income Statement Data
Amounts in Accordance with Irish GAAP:	€	€	€	€	€	€	€
Net sales	730.5	879.6	1,084.4	1,012.0	221.6	207.2	951.3
Cost of sales	(389.7)	(445.5)	(555.9)	(585.6)		(116.3)	(520.3)

Gross profit	340.8	434.1	528.5	426.4		90.9	431.0
Distribution and administrative expenses	(308.4)	(352.5)	(426.7)	(428.1)		(101.5)	(406.3)
Other operating (expenses)/income	0.1	1.3	2.6	0.6		0.1	(3.1)

Operating income/(loss)(ii)	32.5	82.9	104.4	(1.1)	0.5	(10.5)	21.6
Loss/(gains) arising on conversion of U.S.$ loans	—	—	—	—	—	—	9.7
(Loss)/profit on sale of fixed assets	—	—	—	—	—	—	5.1
Deficit arising on closed pension scheme	—	—	—	—	—	—	(3.9)
Amount written off investments	—	—	—	(16.2)	—	—	—
Net interest expense	(13.6)	(17.4)	(24.8)	(26.0)	(6.3)	(5.5)	(25.3)

Net income/(loss) before taxes and minority interests	18.9	65.5	79.6	(43.3)	(5.8)	(16.0)	7.2
Taxes on (income)/credits	(2.6)	(8.8)	(14.1)	1.1	—	0.2	(4.9)

Net income/(loss) after taxes before minority interests	16.3	56.7	65.5	(42.2)	(5.8)	(15.8)	2.3
Minority interest	(0.3)	0.9	(0.8)	(0.4)	0.4	0.4	(0.5)

Net income/(loss)	16.0	57.6	64.7	(42.6)	(5.4)	(15.4)	1.8

Amounts in Accordance with U.S. GAAP(iii):
Net sales	730.5	879.6	1,084.4	1,012.0	—	207.2	951.3
Net income/(loss) before taxes	17.4	19.4	73.6	(69.1)	—	(19.2)	18.5
Net income/(loss)	10.8	19.4	57.9	(71.0)	—	(21.9)	0.2
Basic income/(loss) per ordinary share	0.01	0.03	0.08	(0.09)	—	(0.03)	0.00
Basic income/(loss) per ADS	0.15	0.27	0.79	(0.95)	—	(0.29)	0.00
Diluted income/(loss) per ordinary share	0.01	0.03	0.08	(0.09)	—	(0.03)	0.00
Diluted income/(loss) per ADS	0.15	0.27	0.78	(0.95)	—	(0.29)	0.00
Dividends per share	0.02	0.02	0.03	0.03	—	—	0.03

	Year ended December 31,				3 months ended March 31,	Year ended March 31,
	1998	1999	2000	2001	2002	2003
	(in millions)
Consolidated Balance Sheet Data
Amounts in Accordance with Irish GAAP:	€	€	€	€	€	€
Cash and short-term deposits	68.2	87.4	66.2	119.6	88.1	84.0
Working capital	245.8	304.9	311.9	353.0	345.6	325.7
Total assets	667.5	894.1	964.2	993.5	963.9	874.8
Short and long-term debt	257.9	398.6	398.7	483.6	478.3	440.7
Shareholders' equity(i)	192.0	249.6	304.5	253.3	240.0	199.8
Total assets less current liabilities	495.9	691.8	728.5	749.1	739.4	665.9
Amounts in Accordance with U.S. GAAP(iii):
Cash and short-term deposits	68.2	87.4	66.2	119.6	88.1	84.0
Working capital	240.1	273.1	321.4	308.1	296.4	179.5
Total assets	895.5	1,082.5	1,119.3	1,121.6	1,091.7	995.7
Short and long-term debt	257.9	398.6	398.7	483.6	478.3	440.7
Shareholders' equity(i)	382.0	406.3	450.3	370.3	356.9	220.9
Total assets less current liabilities	724.2	883.9	883.7	867.9	857.7	686.6

Notes to Selected Financial Data

(i)
Under Irish GAAP, for periods commencing prior to January 1, 1998, goodwill may be either written off immediately on completion of the acquisition against shareholders' equity or capitalized in the balance sheet and amortized through the income statement on a systematic basis over its useful life. Accordingly the acquisition in November 1986 of Wedgwood plc, which gave rise to goodwill of €199.2 million on consolidation, was offset against the share premium account with High Court permission and the acquisition of a 61.51% holding in Rosenthal AG in December 1997, which gave rise to goodwill of €35.0 million on consolidation, has been offset directly against reserves and has not been amortized.

As
a result of a change in Irish GAAP, from January 1, 1998, goodwill must be capitalized and amortized through the income statement on a systematic basis over its useful life, subject to a recommended write-off period of 20 years. Between January 1, and February 5, 1998 we increased our holdings in Rosenthal AG from 61.51% to 84.62% for a total consideration of €22.9 million. This gave rise to further goodwill of €18.4 million which has been capitalized and is being amortized over a period of 20 years, which is its estimated useful life. Effective January 1, 2002, we adopted FAS 142 "Goodwill and Other Intangible Assets" which suspends the amortization of goodwill. No amortization is charged under U.S. GAAP in respect of this goodwill from January 1, 2002.

The
goodwill arising on the All-Clad acquisition on June 30, 1999, of €88.0 million was capitalized and amortized over 20 years, its useful economic life, under both Irish and U.S. GAAP. No further amortization was charged under U.S. GAAP from January 1, 2002.

With
effect from July 1, 2001 we acquired 86.5% of the issued share capital of the Ashling Corporation. The goodwill arising of €10.3 million was capitalized under Irish and U.S. GAAP, and is being amortized under Irish GAAP over a period of 20 years. No amortization has been charged under U.S. GAAP in respect of this goodwill.

On
November 4, 2002 we acquired the Cashs mail order brand, related intellectual property rights, and mail order list for a consideration of €22.7 million, €5.6 million is payable in stock units and €17.1 million in cash of which, as at March 31, 2003, €0.4 million remains to be paid. The brand and related intellectual property rights were capitalized under Irish and U.S. GAAP at €

  14.9 million and are being amortized over their estimated useful life of 20 years. The mail order list was capitalized under Irish and U.S. GAAP at €1.5 million and is being amortized over its estimated useful life of five years.

There
have been other smaller acquisitions during the periods reported above.

(ii)
In the year ended December 31, 2001, as a consequence of recent acquisition activity and the growth in the number of retail stores, we undertook a review of accounting estimation techniques in the areas of (a) application of overheads to inventory in manufacturing and to inventory held at retail stores and (b) the useful economic lives attributed to fixed assets. The outcome of this review resulted in changes to the way in which certain of our companies made these estimates and accordingly operating income for the year ended December 31, 2001 improved by €15 million. The €15 million included €7.8 million in respect of changes in methodologies for applying transportation costs of inventory prior to sale, goods handling and other warehousing costs along with indirect costs relating to these activities.

Under
Irish GAAP, in accordance with SSAP 24, the pension surplus identified in the actuarial valuation of the Wedgwood Group Pension Plan as at December 31, 1999, was being amortized over the average remaining service lives of plan members. In the year ended December 31, 2001, this resulted in a reduction in the pension cost charged to the consolidated statement of income of €8.4 million (3 months to March 31, 2002: €2.1 million). Following a significant decline in the market value of pension plan assets it was decided with effect from April 1, 2002, to no longer amortize the pension surplus. The effect of this change on the results for the year ended March 31, 2003 was to reduce income by €7.8 million. As at March 31, 2003, our pension plans on an FRS 17 basis were in deficit by €162 million. Please note, FRS 17 is a disclosure requirement and has no impact on our consolidated financial statements. For additional information see also note 24 to the Consolidated Financial Statements.

The
recent expansion in the number of Rosenthal factory outlet stores has enabled Rosenthal to generate a higher average selling price for its slow moving and obsolete inventory and, as a result, provisions amounting to €4.9 million under Irish GAAP are no longer required and have been released to income under both Irish GAAP and U.S. GAAP in the year ended March 31, 2003.

(iii)
In 2001 we wrote down our investment in Royal Doulton plc to its then market value, giving rise to a charge of €16.2 million under Irish GAAP. Under U.S. GAAP the investment is recorded at fair market value and temporary unrealized gains and losses are reported as a separate component of other comprehensive income until realized. Declines in fair value below cost which are judged to be other than temporary are included in the consolidated statement of income even where such declines are not judged to be permanent.

  The amounts reported in the U.S. GAAP reconciliation as at and for the year ended December 31, 2001 have been restated. Previously, we have recorded an impairment of an available-for-sale security in accordance with SFAS 115 as "temporary" in the U.S. GAAP reconciliation footnote. Accordingly, the amount that the cost basis of the investment exceeded the fair value, based on the quoted market price was recorded as a direct reduction of equity under U.S. GAAP. We have revised this treatment to reflect such impairment as "other-than-temporary" and to record the difference between the cost basis and fair value as an expense in the income statements. The impact of this change is to decrease net income by €15.0 million (€1.88c per share) as of and for the period ended December 31, 2001 on a U.S. GAAP basis.

(iv)
We do not routinely prepare quarterly unaudited consolidated cost of sales and distribution and administrative expense (Operating Expenses) information for the group on a fiscal basis. Operating Expenses were €221.1 million in the three month period ended March 31, 2001. The three month period ended March 31, 2002 was an audited period arising from our change of financial year end.

Exchange Rates

        The following chart shows for the period from January 1, 1998 through September 19, 2003 the high, low, average and period end Noon Buying Rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per €1.00.

        Ireland is a participant in the European Monetary Union. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on January 1, 1999. Upon the launch of the euro, the exchange rate for the Irish punt was irrevocably fixed at IR£ 0.787564 = €1.00 and on January 1, 2002, the Irish punt was replaced as the lawful currency of Ireland by the euro.

	Period End	Average Rate(i)	High	Low
Year ended December 31
1998	1.17	1.12	1.22	1.06
1999	1.00	1.06	1.19	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.83
3 months ended March 31
2002	0.87	0.87	0.90	0.86
Year ended March 31
2003	1.09	0.99	1.11	0.87
Month ended
March 2003	1.09	1.08	1.11	1.05
April 2003	1.12	1.09	1.12	1.06
May 2003	1.18	1.16	1.19	1.12
June 2003	1.15	1.17	1.19	1.14
July 2003	1.12	1.14	1.15	1.12
August 2003	1.10	1.12	1.14	1.09
September 2003 (as at September 19, 2003)	1.13	1.11	1.13	1.08

Notes to Selected Financial Data

(i)
The average of the Noon Buying Rates on the last day of each full month during the period.

        On September 19, 2003 the Noon Buying Rate for Euro was €1 = $1.13.

        The above rates may differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this annual report. Our inclusion of these exchange rates is not meant to suggest that the euro amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

Dividends

(See also "Item 8—Financial Information—Dividends")

        The following table sets forth the net amounts of the interim, final and total dividends that we have paid in respect of each year indicated and translated into dollars per ADS (each representing ten stock units) at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends on the stock units:

	Per ordinary share IR£/€						Per ADS $
	Interim		Final		Total		Interim	Final	Total
Year ended December 31
1998	IR£	0.0040	IR£	0.0140	IR£	0.0180	0.0568	0.1904	0.2472
1999	IR£	0.0045	IR£	0.0165	IR£	0.0210	0.0572	0.1911	0.2483
2000		€0.0066		€0.0240		€0.0306	0.0563	0.1899	0.2462
2001		€0.0070		€0.0240		€0.0310	0.0630	0.2376	0.3006
Year ended March 31
2003		€0.0070		€0.0120		€0.0190	0.0756	0.1320	0.2076

        Having regard to the net income for the year and our financial condition, our directors have recommended, and the annual general meeting approved, a final dividend for the year ended March 31, 2003 of €1.2 cents per ordinary share. The full year dividend of €1.9 cents per ordinary share is equal to 61% of that for the year ended December 31, 2001. The final dividend for the year ended March 31, 2003, was paid on September 1, 2003.

        Our ability to pay dividends in the future will be dependent upon our future trading, levels of indebtedness and financial condition.

Risk Factors

        Risk factors which may effect us include the following:

Sales of luxury goods are particularly susceptible to general economic downturns. Recent economic downturns in the U.S., Europe and Japan have had and could continue to have a material adverse effect on our sales.

        Purchases of luxury products are typically discretionary for consumers and are particularly affected by negative trends in the general economy. The success of our operations depends to a significant extent on a number of factors relating to discretionary consumer spending and/or affecting disposable consumer income, such as employment, wages and salaries, business conditions, interest rates, exchange rates, availability of credit and taxation. In addition, a significant portion of our sales in Europe are derived from tourists from the U.S. and Japan. Recent economic downturns in the U.S., Europe and Japan, which account for 50.4%, 37.0% and 7.7%, respectively, of our net sales, have had an adverse impact on our sales, as consumers have reduced purchases of luxury items in the face of economic uncertainty. Further, the related decline in tourism has also had an adverse impact on our sales. A continuation or an aggravation of the economic downturn could have an adverse impact on our sales and, in turn, on our results of operations.

Our indebtedness could adversely affect our business and financial position.

        As of March 31, 2003, we had outstanding consolidated net indebtedness of €356.7 million (which had increased to €398.4 million at June 30, 2003). This level of debt, and related debt services obligations, could have important negative consequences to us. For example, it could:

  •
  limit our ability to fund future working capital requirements, capital expenditures, investments, dividends and acquisitions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

  •
  place us at a competitive disadvantage compared to competitors that are less leveraged than we are;

  •
  increase our vulnerability to general adverse economic and industry conditions; and

  •
  limit our ability to borrow additional funds and subject us to financial and other restrictive covenants.

        A portion of our debt bears interest at variable rates. An increase in the interest rates on our variable rate debt will increase the amounts needed to service this debt and will reduce the funds available to meet our obligations and to develop current and future business opportunities. See "Item 5—Operating and Financial Review and Prospects—Capital Resources".

We may not successfully renegotiate the terms of our revolving credit facility and private placement notes.

        Our financial condition has been adversely affected in recent years, principally as a result of the fall in demand for luxury lifestyle products, due to the continued worldwide economic downturn, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed. As a result we have sought and obtained waivers until November 28, 2003 (in the case of the revolving credit facility) and November 30, 2003 (in the case of the private placement notes) of certain of our financial covenants under our syndicated multi-currency revolving credit facility (as of the June 30, 2003 semi-annual measurement date and those that are tested between that date and November 30, 2003) and our U.S.$95 million private placement notes (as of the June 30, 2003 and September 30, 2003 quarterly measurement dates and those that are tested between that date and November 30, 2003). Under the waiver for our multi-currency revolving credit facility, we have agreed to principal terms of an amended three year secured revolving credit facility to be entered into by November 28, 2003. Under the waiver for our private placement notes, we have agreed to certain terms of an amended note purchase agreement for the private placement notes to be entered into by November 30, 2003. Although we have agreed to such terms with the banks and the noteholders, there can be no assurances that we will be able to negotiate and enter into an amended revolving credit facility and note purchase agreement prior to the expiration of such waivers. See note 43 to our consolidated financial statements.

        Further, Rosenthal AG, one of our subsidiaries, has sought and obtained a waiver of the testing of certain of its financial covenants, and an agreement to extend the maturity, in respect of approximately €10.0 million outstanding under its syndicated term loan facility until November 30, 2003, unless earlier terminated under the terms of the waiver. Although we intend to seek to refinance this indebtedness, no assurance can be given that we will achieve such refinancing before the expiration of this extension.

        These waivers contain certain conditions on, and agreements by, us (including the requirement that we provide security for such creditors).

International acts of terrorism and armed conflict have had and could continue to have a material adverse effect on our sales.

        The events of September 11, 2001 and the ensuing armed conflicts and related geopolitical uncertainty have had a negative impact on our sales. Concern over future terrorist acts, which has resulted in a significant reduction in global tourist activity and department store sales (through which a majority of our sales in the U.S. are made), has adversely affected the sales of our products. Any future act of international terrorism and continued geopolitical uncertainty could have further adverse effects on our sales and, in turn, on our results of operations.

We face strong competition in various markets, which could result in an erosion of our market share, sales and/or profit margins.

        The market for crystal, premium cookware, linens and luxury gifts and particularly for ceramic tableware is highly competitive. Our competitive position varies from market to market and by product category. In the U.S., where both Waterford crystal and All-Clad have significant market share, there is a risk that competition will produce similar products at lower prices which could result in an erosion of our market share, sales and/or profit margins. In the ceramic industry there is a risk that overcapacity and consolidation could result in even more aggressive competitive pricing in the short term and in the longer term in the emergence of stronger competitors than exist at present. In addition, our products face competition from competitors' products manufactured in countries with significantly lower labor costs, such as the People's Republic of China. This has led to our recent decision to restructure our earthenware business, by closing two earthenware manufacturing facilities in the U.K., and to source the majority of those products from the People's Republic of China instead. Should we be unable to continue to compete effectively in our various markets our market share and/or profit margins in those markets could be adversely affected.

Changes in exchange rates could adversely affect our reported earnings and cash flow.

        Our results of operations can be affected by movements in exchange rates, particularly between the dollar, the yen, the pound and the euro. A substantial portion of our net sales are denominated in dollars, pounds and yen while our expenses are denominated largely in euro and pounds. As a result, the weakening of the dollar against the euro or the weakening of the pound against the euro could have a material adverse effect on our operating results. We maintain a policy of selling currency forwards in respect of a portion of our revenues, where it is deemed appropriate to do so, as a means of hedging our revenues against fluctuation caused by exchange rate movements, but this does not eliminate our exchange rate risk. We estimate that if we did not hedge our currency exposure, a one cent decline in the value of the dollar against the euro would reduce our operating income by approximately €1.3 million in a full year and a ten yen decline in the yen against the pound would reduce our operating income by approximately €1.9 million in a full year. We estimate that the hedges currently in place for the year ended March 31, 2004 cover 67.3% of our dollar to euro exposure and 71.1% of our yen to pound exposure. However, by their nature, the hedges currently in place only provide short-to medium-term protection from adverse fluctuations in exchange rates.

If we fail or are unable to adequately protect our intellectual property rights, our competitive position could be adversely affected.

        The protection of the Waterford, Wedgwood, Rosenthal and All-Clad brand names is extremely important to our business. Even though we have registered our brand names in the major economies in which we operate, it is normally necessary for us to defend our intellectual property rights in order to prevent others from misappropriating or infringing on our brand names or registering Internet domain names in an attempt to sell similar products with similar names over the Internet or through other channels of distribution. In the past, cyber-squatters have registered domain names similar to those of several of our brand names. In each case we have sought, through litigation if necessary, to protect our brand and domain names. Should we be unable to adequately protect our brand names our competitive position could be adversely affected.

The luxury lifestyle goods market is exposed to frequent changes in consumer tastes and fashion, which could materially and adversely affect our business if we do not properly anticipate and adapt to such changes.

        Our strategy is to position ourselves as a luxury lifestyle goods company, which will increasingly expose many of our products and brands to frequent changes in consumer tastes and fashion. If we fail to anticipate changes in consumer tastes and fashion correctly and fail to market products that are popular with such high-end customers, our business could be materially and adversely affected.

Our business is dependent on product innovation, which could materially and adversely affect our business if we do not continue to develop new products acceptable to the market.

        Sustaining and improving our profitability depends significantly and increasingly on our ability to develop and market new products quickly and successfully. Developing and marketing these products requires continued investment. If we are unable to develop new innovative products or if our new products are not accepted by the market our competitive position and profitability may suffer.

If we fail to successfully manage our costs our results of operations could be materially and adversely affected.

        Decreased sales of our products and increased competition from low cost producers have required us to readjust our cost base in recent years. Our ability to timely reduce our costs during periods of declining sales in order to address competitive pressures is critical to the maintenance of our profit margins. If we are unable to continue to adjust our cost base accordingly, our profit margins could suffer.

        A large portion of our costs are fixed as a result of the large capital investments required for our production facilities. Consequently, we need to ensure that we minimize unused capacity. If we are unable to maximize the use of our production capacity, either through increased demand for our products, acquiring other brands to be produced in our facilities, third party production or otherwise through effective management of our production capacity, it will have an adverse impact on the results of our operations.

We are dependent on continued capital expenditures for our future growth.

        Decreased sales of our products and the increased cost of servicing our debts could result in a reduction in the amount of cash available for our capital expenditures. Our ability to support the maintenance of our plant and equipment, the renewal of our product lines, the opening of additional flagship stores in key markets and the refurbishment of other retail floor space requires adequate capital expenditures. If we fail to adequately invest in product line renewal and infrastructure modernization our current level of sales, market share and growth prospects could be materially and adversely affected.

If we fail to successfully manage our inventory our results of operations could be adversely affected.

        Difficult trading conditions as well as the shift towards products with shorter lifecycles, such as giftware, have increased the importance of inventory management in our business. If we are unable to successfully control our inventory, we may be left with obsolete inventory. This could require us to dispose of and/or write-off such inventory, which could adversely affect our results of operations.

Our operations are subject to a variety of environmental and other international trade and customs regulations. Any failure to comply with those regulations could materially and adversely affect our results of operations.

        We are subject to a variety of environmental regulations in Ireland, the U.K., the U.S. and Germany and to a variety of international trade and customs regulations in each of the markets to which we export. If we should fail to comply with any present or future regulations we could be subject to liabilities or the suspension of manufacturing operations or of product sales, which could materially and adversely affect our results of operations.

We depend to a certain extent on outside suppliers of raw materials. If those supplies cease or are materially interrupted it could disrupt our ability to manufacture many of our products.

        We depend on outside suppliers for raw materials used in the production of our crystal, fine bone china, porcelain, earthenware, stoneware products and cookware. Although significant proportions of raw materials (like calcinated animal bone and ash) are purchased from one or two suppliers, we believe that we could obtain adequate supplies from other sources if necessary. However, should the supply of such raw materials from such suppliers cease or be materially interrupted, it could disrupt our ability to manufacture some of our crystal, fine bone china, porcelain, earthenware, stoneware and cookware products. This could have an adverse impact on our sales and, in turn, on our results of operations.

Increases in the price of stainless steel and aluminum could affect the profitability of our premium cookware operations.

        We use large amounts of stainless steel and aluminum in the manufacture of our premium cookware. Stainless steel and aluminum accounted for approximately 50% of the cost of sales of our premium cookware during the fiscal year ended March 31, 2003. For the fiscal year ended March 31, 2003, premium cookware accounted for 12.8% of our net sales (€121.8 million) and 29.3% of our operating income before exceptional charges. Any significant increase in the prices of these commodities that we are not able to pass on to our customers could adversely affect our premium cookware margins and our results of operations.

We increasingly depend on unaffiliated manufacturers for many of our outsourced products. The inability of such manufacturers to deliver our products in a timely manner or maintain our high quality standards could have an adverse effect on our sales and results of operations.

        We currently outsource the production of approximately 33% of our crystal products and 10% of our ceramics products, by net sales, from a small number of carefully chosen high quality contract manufacturers. As part of the management of our production capacity we have been increasing the amount of production that we outsource to unaffiliated manufacturers, particularly of our mid-price casual crystal and ceramics. Such products are currently manufactured to our specifications by manufacturers in Germany and other European countries and Asia and we are looking to outsource the manufacture of more of our products in Asia. The inability of such manufacturers to deliver our products in a timely manner or maintain our high quality standards could adversely affect our ability to deliver products to our customers in a timely manner. Delays in delivery could have an adverse effect on our sales and results of operations.

Significant declines in the market value of our pension plan assets could lead to an increase in our pension costs and adversely affect our results of operations.

        Under Irish GAAP in accordance with Statement of Standard Accounting Practice 24, the pension plan surplus identified in the actuarial valuation of our pension plan as at December 31, 1999 was being amortized over the average remaining service lives of plan members. In the year ended December 31, 2001 and the three months ended March 31, 2002, this resulted in a reduction in the pension plan cost charged to our consolidated statement of income of €8.4 million and €2.1 million, respectively. Following a significant decline in the market value of our pension plan assets, it was decided, effective April 1, 2002, to no longer amortize the pension plan surplus over the average remaining lives of plan members. The effect of this change on our results for the year ended March 31, 2003 was to reduce our operating income by €7.8 million.

        As at March 31, 2003, our pension plans had a deficit of €162 million determined in accordance with Financial Reporting Standard No. 17, "Retirement Benefits", which was €106 million more than in the prior year. FRS 17 is a disclosure requirement and has no impact on our consolidated financial statements. In response, we have, in conjunction with our employees, increased contributions to the pension fund in both 2002 and 2003. These increases are designed to eliminate the deficits over the average remaining service lives of such employees, and will lead to increased charges for pension costs in our consolidated statement of income. Irish company law requires that pension plan deficits be funded by additional contributions from the employers, which may be over a shorter period than the average remaining service lives of the employees. Additional decreases in the market value of our pension plan assets could lead to increases in our pension plan costs and could adversely affect our results of operations.

We prepare our financial statements under Irish GAAP, which is different from U.S. GAAP.

        We prepare our financial statements in accordance with Irish GAAP, which differs in certain respects from U.S. GAAP. In particular, certain key line items in our balance sheet, profit and loss statements and cash flow statement would be different under U.S. GAAP than under Irish GAAP. For example, treatment of goodwill, deferred taxation, foreign-exchange hedging and pension costs under Irish GAAP differ significantly from U.S. GAAP. We have historically provided, and expect to continue to provide, a description of the principal differences between Irish GAAP and U.S. GAAP along with a reconciliation to U.S. GAAP in our consolidated financial statements. See note 33 to our consolidated financial statements.

Item 4—Information on the Company

Introduction

        The legal and commercial names of the registrants are Waterford Wedgwood plc, incorporated as Waterford Glass Limited on April 2, 1947, in Dublin, Ireland under the laws of the Republic of Ireland and re-registered as a public limited company on April 12, 1984, and Waterford Wedgwood U.K. plc, incorporated on September 25, 1986 in Cardiff, Wales under the laws of England and Wales. The address and telephone number of the registered offices of the registrants are Kilbarry, Waterford, Ireland, telephone number 011 353 51 332200 and Barlaston, Stoke-on-Trent, Staffordshire, ST12 9ES, telephone number 011 44 1782 204141 respectively. The office of Waterford Wedgwood U.S.A. Inc., is at 1330 Campus Parkway, PO Box 1454, Wall, New Jersey, telephone number (732) 938-5800.

        We are one of the world's leading designers, manufacturers and marketers of branded luxury lifestyle products, including high quality crystal, ceramics (including fine bone china, fine porcelain and earthenware) and premium cookware. Our portfolio of established luxury lifestyle brands includes Waterford crystal, Wedgwood fine bone china, Rosenthal porcelain, and All-Clad premium cookware, among others. In addition, we have well established co-branding relationships with a range of leading designers and celebrities, including Emeril Lagasse, Versace, John Rocha, Jasper Conran, Vera Wang, the Andy Warhol Foundation, Bvlgari and Paul Costelloe.

        Our brands have a long history of excellence. Waterford and Wedgwood, which trace their origins to Ireland in 1783, and England in 1759, respectively, are among the leading brands of fine crystal and china in the world. Rosenthal, which was established in Selb, Germany in 1879, is one of the leading brands of porcelain in Germany.

        We operate in four principal product categories: crystal, ceramics, premium cookware and other products. In the fiscal year ended March 31, 2003, crystal accounted for 33% of our net sales (€314.3 million), of which Waterford branded products (including Marquis by Waterford) accounted for 89.0% of such net sales; ceramics accounted for 43% of our net sales (€414.2 million), of which Wedgwood branded products accounted for 53% of such net sales and Rosenthal branded products accounted for 28.0% of such net sales; premium cookware accounted for 13% of our net sales (€121.8 million), of which All-Clad branded products accounted for 94% of such net sales; and our sales of other products accounted for the remaining 11% of our net sales (€101.0 million).

        We manufacture approximately two-thirds of our products at our manufacturing facilities in Ireland (primarily crystal), the U.K. (primarily fine bone china and earthenware), Germany (primarily porcelain) and the U.S. (primarily premium cookware). We outsource the manufacture of the remaining one-third of our products to contract manufacturers in Germany and other European countries (primarily mid-priced crystal, porcelain and giftware) and Asia (primarily mid-priced earthenware and our Emerilware premium cookware).

        Our products are sold across a wide range of geographical markets. During the fiscal year ended March 31, 2003, 50.4% of our net sales were in North America (principally in the U.S.), 37% of our net sales were in Europe (principally in Ireland, the U.K. and Germany), and 12% of our net sales were in the rest of the world (principally in Japan).

        The table below sets out in more detail our net sales by geographic market for each of the years ended December 31, 2000 and 2001, the three months ended March 31, 2002 and the year ended March 31, 2003, respectively.

	Net Sales
	Year ended December 31,		Three months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(€, in millions)
Ireland	51.6	41.0	8.4	42.5
United Kingdom	144.7	135.6	25.8	125.8
United States of America.	520.9	461.8	100.1	479.8
Japan	91.9	81.5	14.2	73.5
Germany	120.5	129.2	25.7	104.6
Rest of the World	154.8	162.9	33.0	125.1

Total	1,084.4	1,012.0	207.2	951.3

        We sell our products through a multi-channel distribution network, including, on a wholesale basis, through selected department and specialty store groups, and, on a retail basis, through our concessions at department and specialty stores, our flagship stores and our outlets, as well as directly to consumers via the Internet and our mail order business.

History of Our Company

        Waterford Crystal was first established in 1783 on land adjacent to Merchants' Quay in the heart of the Irish harbor town of Waterford. Its founders were two brothers, William and George Penrose, who were important developers and principal exporters in the city. Their vision was to "create the finest quality crystal for drinking vessels and objects of beauty for the home". By the early 19th Century, Waterford had become one of the best-known and respected of Irish crystal makers.

Unfortunately, in 1851, Waterford was forced to close because of, among other reasons, the imposition of an excise tax in Ireland. Almost 100 years later, on April 2, 1947, Waterford crystal was re-established as Waterford Glass Ltd. Since then Waterford Crystal has grown into one of the leading manufacturers of high quality crystal products in the world.

        Wedgwood, a leading English manufacturer of high quality ceramic tableware and giftware, was founded in 1759 in Stoke-on-Trent, England. In the 18th Century, Wedgwood introduced its first signature colored earthenware pieces to England and in the 19th Century commenced the production of bone china. During the period of 1966 to 1973, Wedgwood expanded the scope of its business with the acquisition of some of the leading names in the English tableware industry, such as Coalport and Johnson Brothers.

        In 1984, Waterford became a publicly listed company under the corporate name of Waterford Glass Group plc, and listed its ordinary shares on the Irish Stock Exchange.

        In 1986, Waterford and Wedgwood merged to create our present company. Prior to the merger, we listed our American Depositary Receipts (evidencing 10 of our stock units (each evidencing one of our ordinary shares and one of our income shares)) on the NASDAQ National Market System. In 1989, we changed our corporate name to Waterford Wedgwood plc, a public limited company organized in Ireland with unlimited duration.

        After our merger we grew our business through organic growth and, from the mid 1990s, strategic acquisitions. These acquisitions included principally:

  •
  Stuart & Sons Limited, a U.K. manufacturer of premium crystal with a strong presence in the U.K. market, which we acquired in 1995;

  •
  Rosenthal AG, a leading German manufacturer of ceramic and porcelain tableware and giftware, which was founded in 1879 in Selb, Germany, in which we acquired a 61.5% stake in 1997 (which we increased to 84.6% in 1998 and 89.8% in 2001);

  •
  All-Clad Holdings, Inc., a leading U.S. manufacturer of premium cookware and kitchenware, based in Canonsburg, Pennsylvania, which we acquired in 1999;

  •
  the Hutschenreuther brand, a renowned German brand of porcelain tableware and giftware, which we acquired in 2000;

  •
  Ashling Corporation, which owns, among other things, W-C Designs, a U.S. distributor of fine linens. We acquired 86.5% of Ashling in 2001 from Fitzwilton Limited, a company controlled by Sir Anthony O'Reilly and Peter Goulandris, two of our principal shareholders and Chairman and Deputy Chairman of our Board of Directors, respectively. See "Item 7—Major Shareholders and Related Party Transactions";

  •
  Spring U.S.A. Corporation, a small premium cookware company, in which we acquired a 60.0% stake in 2002; and

  •
  Cashs Mail Order Limited, an Irish mail order business targeting U.S. mail order customers, which we acquired in 2002.

Segmental Information

        As a result of our growth and consolidation, we have become one of the leading designers, manufacturers and marketers of high quality crystal, ceramics and premium cookware, and one of the world's leading luxury lifestyle goods companies.

	Year ended December 31, 2000
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(in millions)
	€	€	€	€	€	€
Net sales	435.7	481.4	104.6	62.7	—	1,084.4

Depreciation/amortization	17.9	18.8	6.6	1.0	—	44.3

Operating income	65.8	17.6	11.2	9.8	—	104.4

Net interest expense						(24.8)

Net income before taxes						79.6

Total assets at year end	485.9	620.9	177.4	41.2	(361.2)	964.2

Capital expenditure	26.7	35.5	5.0	1.9	—	69.1

	Year ended December 31, 2001
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(in millions)
	€	€	€	€	€	€
Net sales	368.6	472.9	92.9	77.6	—	1,012.0

Depreciation/amortization	20.9	20.5	7.0	0.4	—	48.8

Operating income before exceptional charge	29.2	11.3	6.8	13.4	—	60.7

Exceptional charge	(27.5)	(33.9)	—	(0.4)	—	(61.8)

Operating income/(loss) after exceptional charge	1.7	(22.6)	6.8	13.0	—	(1.1)

Amount written off investment						(16.2)
Net interest expense						(26.0)

Net loss before taxes						(43.3)

Total assets at year end	530.9	600.7	231.0	29.6	(398.7)	993.5

Capital expenditure	18.3	18.9	0.8	—	—	38.0

	3 months ended March 31, 2002
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(in millions)
	€	€	€	€	€	€
Net sales	68.1	97.8	25.0	16.3	—	207.2

Depreciation/amortization	4.8	6.5	1.8	0.2	—	13.3

Operating (loss)/income	(2.0)	(9.6)	0.5	0.6	—	(10.5)

Net interest expense						(5.5)

Net loss before taxes						(16.0)

Total assets at period end	537.5	569.0	232.3	32.7	(407.6)	963.9

Capital expenditure	2.1	3.2	—	—	—	5.3

	Year ended March 31, 2003
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(in millions)
	€	€	€	€	€	€
Net sales	314.3	414.2	121.8	101.0	—	951.3

Depreciation/amortization	19.8	20.2	6.1	0.6	—	46.7

Operating income before exceptional charges	27.5	1.8	16.8	11.2	—	57.3

Exceptional charges	(4.5)	(31.2)	—	—	—	(35.7)

Operating income/(loss) after exceptional charges	23.0	(29.4)	16.8	11.2	—	21.6

Gains arising on conversion of US$ loans						9.7
Profit on sale of fixed assets						5.1
Deficit arising on closed pension scheme						(3.9)
Net interest expense						(25.3)

Net income before taxes						7.2

Total assets at year end	535.0	484.8	213.4	20.3	(378.7)	874.8

Capital expenditure	9.1	11.8	0.3	1.0	—	22.2

        Crystal includes the manufacture and distribution of our crystal products. Ceramics includes the manufacture and distribution of our ceramics products. Premium cookware includes products manufactured and distributed by All-Clad and Spring. Other products includes the distribution of linen products by W-C Designs, since its acquisition on July 1, 2001, together with our other non-crystal, non-ceramic and non-cookware products, including those distributed by Cashs mail order business, since its acquisition on November 4, 2002.

        Operating income is the segmental measure of income reviewed by the chief operating decision maker. Capital expenditure includes all items of capital and investment expenditures. Overhead costs, such as those incurred by us at head office and other core costs are allocated among the segments.

        The intergroup adjustment refers to inter-segment asset balances.

Geographic Information

	Revenues				Long lived assets
	Year ended December 31		3 Months ended March 31 2002		Year ended December 31		3 Months ended March 31 2002
				Year ended March 31 2003				Year ended March 31 2003
	2000	2001			2000	2001
	(in millions)
	€	€	€	€	€	€	€	€
Ireland	51.6	41.0	8.4	42.5	67.9	66.8	65.6	57.2
United Kingdom	144.7	135.6	25.8	125.8	137.6	121.5	120.7	87.2
U.S.A.	520.9	461.8	100.1	479.8	27.1	26.4	25.9	18.3
Japan	91.9	81.5	14.2	73.5	2.8	2.0	2.0	1.9
Germany	120.5	129.2	25.7	104.6	45.2	45.9	44.8	43.4
Rest of the World	154.8	162.9	33.0	125.1	2.3	2.0	2.2	1.5

Total	1,084.4	1,012.0	207.2	951.3	282.9	264.6	261.2	209.5

        Revenues are attributed to countries based on the location of customers. There are no revenues with a single external customer that are 10% or more of our revenue.

Crystal business

Brands

        We market a wide variety of high quality crystal products under separate brand names, primarily in the upper price segments of the crystal market. The majority of our crystal is produced at our manufacturing facilities in Ireland.

Waterford Crystal

        Waterford Crystal is our premium brand of crystal and its products comprise prestigious giftware, stemware, lighting, studio pieces, sporting trophies and commemorative items, all of which command a high position in their respective markets, especially in the U.S.

        In 1997, award-winning fashion designer John Rocha was commissioned to design a range of contemporary crystalware for Waterford Crystal, to extend our franchise to younger, more style conscious consumers. Designed by John Rocha and crafted by Waterford Crystal, the John Rocha at Waterford Crystal range of stemware and giftware was launched in Ireland, the U.K. and Canada in 1997, and is now also distributed in mainland Europe and the Asia-Pacific region (including Australia).

        Waterford Crystal is a leading brand of crystal in the U.S.. Waterford Crystal won the commission to create the six foot in diameter New Year's Eve crystal ball used during the New Year's Eve millennium celebration at Times Square in New York City. We expect that Waterford Crystal will continue to be a key participant in future Times Square New Year's Eve celebrations through the continuing use of the Times Square Waterford crystal ball.

Marquis by Waterford

        Marquis by Waterford is a separate brand of mid-priced high quality crystal that is clearly differentiated from Waterford crystal products through distinctive design, styling and brand identity, which focuses on contemporary styling at more modest prices. The Marquis by Waterford brand was launched in 1991 and, since its introduction, has expanded into a comprehensive range of stemware and giftware patterns. Marquis by Waterford products are designed by Waterford and produced to Waterford's strict design and quality specifications in some of the finest crystal and glass factories in continental Europe.

Rosenthal

        The Rosenthal crystal brand offers a range of sophisticated, modern and avant-garde crystal marketed under its own name, as well as under the Rosenthal studio-line and by licensing agreements under the names of Versace and Bvlgari. Production of a majority of these items is outsourced. All of the crystal items in these ranges are designed to complement and extend the existing ranges of Rosenthal studio-line, Versace and Bvlgari ceramic and non-ceramic products.

        Rosenthal has sought to lead the industry in modern, avant-garde design by enlisting the help of internationally renowned designers and artists such as Walter Gropius, Timo Sarpaneva, Tapio Wirkkala, Mario Bellini and Bjorn Wiinblad to design Rosenthal products and build Rosenthal's brand name. Recent collaborations with famous designers Jasper Morrison and Platt and Young have led to many new product innovations. Rosenthal recently secured the worldwide license for the reproduction of the entire portfolio of Andy Warhol's works and designs in crystal and ceramics.

Stuart

        The Stuart Crystal brand, originally a U.K. brand of premium crystal with a long established history of crystal production and a particularly strong presence in the U.K. market, was purchased by us in 1995. Stuart Crystal now markets a wide range of crystal that is differentiated by price, positioning and design from the Waterford Crystal, Marquis by Waterford and Rosenthal brands and comprises stemware, giftware, tableware and decorativeware focused on contemporary shapes incorporating traditional designs. In 1999, Jasper Conran was commissioned to design contemporary premium crystalware to update the Stuart Crystal range.

        The table below sets out the approximate percentage of our sales of crystal by brand for the year ended March 31, 2003.

Year ended March 31, 2003
Waterford	75.0%
Marquis by Waterford	14.0
Rosenthal	6.0
Stuart	5.0

Total	100.0%

Products

Giftware

        This category continues to be of increasing importance and accounts for a growing proportion of overall sales across all of our crystal brands. It includes table items, decanters, bowls, vases, personal collectable and decorative giftware, corporate and executive giftware and Christmas items.

Stemware

        There are approximately one hundred and fifty stemware patterns within the Waterford range. Patterns are usually developed into suites, including wine glasses, water goblets, tumblers, spirit glasses and champagne flutes. Waterford Crystal patterns tend toward classical, heavily cut styles at premium prices and Marquis by Waterford tends towards contemporary styling at more modest prices. John Rocha at Waterford Crystal offers a range of pure, simple designs, whose character is youthful and stylish. Rosenthal, especially within the Rosenthal studio-line collection, comprises contemporary design. Its collections "Rosenthal meets Versace" and "Bvlgari Home Design" present high quality executive lifestyle collections. Stuart Crystal styling offers contemporary forms incorporating traditional designs and cutting patterns. The Jasper Conran at Stuart Crystal range lends the Stuart Crystal brand its own distinctive designer image.

Lighting

        Our principal lighting products are Waterford Crystal's chandeliers, wall fixtures, portable lighting, table lamps, candelabra and candlesticks. Chandeliers presently appear in locations ranging from Westminster Abbey in London to the Kennedy Center in Washington, D.C.. The John Rocha at Waterford Crystal and the Jasper Conran at Stuart Crystal lighting ranges also include contemporary designer lightingware.

Commemorative Items

        Waterford Crystal designs and produces distinctive and unique presentation pieces for many of the world's most prestigious sporting events and to commemorate major international events and achievements in culture, the arts, matters of state, industry and science.

Studio pieces

        Each year Waterford Crystal designs and crafts a limited number of unique exhibition pieces to showcase the highest artistic achievements in crystal design and crafting.

Manufacturing

        The manufacture of Waterford Crystal is based on a European 18th Century hand crafting process, established in Waterford, Ireland in 1783.

        In the recent past the traditional manual steps in the creation of Waterford Crystal products have been skillfully blended with new technology to create three "techno-craft" process platforms of melting and forming, cutting and acid polishing. These platforms, integrated with the Waterford Crystal hand crafting heritage of blowing, cutting and engraving, have ensured the high quality of Waterford Crystal products.

        The first process is melting and forming. Melting utilizes tank furnace technology while forming is carried out by skilled craft personnel with the help of forming equipment. This combination has enabled the crystal yield to be considerably increased, quality enhanced and waste reduced, enabling Waterford Crystal products to be produced more cost effectively than by the previous manual process.

        The second process platform combines the traditional hand cutting craft used to decorate each piece, utilizing diamond tipped cutting wheels to produce sharp incisive wedges and broad flat cuts, creating the intricate patterns characteristic of Waterford Crystal, with a revolutionary six axis grinding process developed to both extend the design range and significantly reduce manufacturing cost.

        The third process platform involves the acid polishing of each individual item to enhance the cut pattern.

        The internationally recognized standards of ISO 9001 for quality and ISO 14001 for environmental management are in full operation throughout the Waterford crystal manufacturing plants.

        Our main crystal manufacturing plant is located in Kilbarry in Waterford, Ireland. A proportion of Waterford Crystal and Stuart Crystal and substantially all Marquis by Waterford and Rosenthal and Wedgwood Crystal products, equivalent to 33% of our crystal products by net sales value, are outsourced to a small number of carefully chosen high quality contract manufacturers in other European countries. The selection of each external manufacturer is rigorous, in order to ensure that our high quality standards are upheld.

Design and product development

Brand re-positioning

        The brand re-positioning strategy pursued in recent years has resulted in a marked shift in sales patterns away from stemware toward giftware, to the extent that giftware is now our single most important product category. At the same time, an increasing proportion of annual sales is represented by new product introductions made within the previous twelve months.

        Our brand re-positioning strategy has been to offer products in a much wider span of the premium crystal market, to gain market share and generate growth in sales volume. The key element in the brand re-positioning strategy was the creation in 1991 of a new brand, Marquis by Waterford. Marquis by Waterford products feature competitive pricing, fresh contemporary styles and Waterford Crystal quality and prestige which, since its introduction, have allowed a new segment of consumers to purchase our premium crystal products at more affordable prices.

        The importance to Waterford Crystal of the U.K. market led to the acquisition in late 1995 of Stuart & Sons Limited, a U.K. crystal company. The strong presence of the Stuart Crystal brand in the U.K. market, together with its high quality products and differential price positioning to those of the Waterford crystal and Marquis by Waterford brands, has strengthened our overall brand positioning in the U.K. market.

        Crystal stemware and ornamental items such as vases and bowls have also been produced, mainly in clear uncut crystal under the Rosenthal studio-line, Bvlgari and Versace brands.

New products and marketing

        New products have been instrumental in driving annual sales growth. The U.S. continues to be by far the largest market for Waterford Crystal products. New crystal product introductions accounted for 18% of sales in the year ended March 31, 2003. The performance of our new crystal products is based on a combination of continued emphasis on new product development, marketing strategies and enhanced customer service.

        New product introductions, primarily giftware items, including vases, bowls and collectibles, but also stemware items, together with Christmas products, form an important and growing sub-category. The gold banding of some of Waterford Crystal's most successful stemware patterns, which we commenced in 1994, has become a well established feature of stemware in the marketplace.

        The development of new Waterford Crystal, Marquis by Waterford and John Rocha at Waterford Crystal products is facilitated by efficiencies in our Irish manufacturing facilities combined with access to outsourced products with enhanced profit margins. Stuart Crystal plans to continue to develop new products and hopes to maintain its alliance with designers such as Jasper Conran.

        The recent acquisition of Cashs Mail Order business has provided us with a new direct mail-order and marketing channel in the U.S.

        The Waterford Crystal Visitor Centre located at our main Kilbarry premises in Ireland is a showcase and retail outlet for Waterford Crystal products and other brands, in addition to being a major tourist attraction in Ireland in its own right with over 300,000 visitors touring the facility annually. The visitor experience is enhanced by a factory tour, a product gallery, a self-service restaurant, concession shops and a tourist office.

Ceramics business

Brands

        We market a wide variety of premium tableware and giftware in fine bone china, earthenware, stoneware and porcelain under a number of different brand names, the most important of which are described below. The majority of our tableware and giftware is produced at our manufacturing facilities in England.

Wedgwood

        Wedgwood is our premium brand of ceramics products. Wedgwood is a leading premium brand with an unbroken history of over 240 years. Its principal products are formal and casual tableware (which are produced in fine bone china, Queen's Ware and porcelain) and giftware and characterware (which are produced in fine bone china and earthenware, Jasper, Queen's Ware, and Black Basalt). There are separate ranges of products sold under the Wedgwood brand which are offered specifically to the corporate sector, particularly hotels, restaurants and airlines.

Rosenthal

        Rosenthal is a high quality brand which offers a range of classic, sophisticated and traditional porcelain tableware and gifts. The Rosenthal brand has been in existence since 1879 when Philipp Rosenthal first signed his painted porcelainware. The brand has developed to include not only table and giftware, but also art pieces and limited editions by world renowned artists in porcelain and crystal. Today the Rosenthal brand includes Rosenthal studio-line, Rosenthal classic and Thomas, as well as the licensed collections "Rosenthal meets Versace", "Bvlgari Home Designs" and "Laura Ashley by Hutschenreuther".

        Since the 1950s, Rosenthal studio-line has led the industry in modern, avant-garde design. Internationally renowned designers and artists such as Walter Gropius, Timo Sarpaneva, Tapio Wirkkala, Mario Bellini and Bjorn Wiinblad have all contributed to building Rosenthal's brand name. Recent collaborations with designers Jasper Morrison and Platt and Young have led to many new product innovations. For example, Rosenthal secured the worldwide license for reproductions of Andy Warhol's works and designs in crystal and ceramics.

        During 1994, Rosenthal launched four exclusive porcelain patterns endorsed by the late Italian designer Gianni Versace. These patterns, as well as those more recently introduced by his sister, Donatella Versace, compete against Hermès and Cartier among others at the premium end of the tableware market.

        Rosenthal also launched a new collection in Spring 1999 in co-operation with Bvlgari, the luxury Italian jeweler. This range of products includes premium porcelain table and giftware, decorated with the design of watercolor artist Danide Pizzialori.

Hutschenreuther

        We acquired the Hutschenreuther brand in August 2000. The product positioning of this brand is complementary to the Rosenthal range while extending Rosenthal's casual and gifting offering. Our acquisition of this brand effectively made Rosenthal one of the largest ceramics manufacturers and suppliers in Germany. In autumn 2002, Hutschenreuther introduced a new lifestyle collection with three new patterns licensed from the archives of the famous British fashion and interior company Laura Ashley.

Johnson Brothers

        Johnson Brothers brand, which was established in the U.K. over a century ago, offers fine earthenware tableware and giftware in the mid-price casual tableware market.

Other brands

        Wedgwood acquired many of the most famous names in the English ceramics industry prior to its merger with Waterford in 1986. This has provided us with an array of recognized brand names (such as Crown Staffordshire, Tuscan, J&G Meakin, Midwinter and Bull in a China Shop), all of which are registered trademarks in the U.K. and other territories, and which can be used for special product lines or promotions. Early 20th Century designs by Clarice Cliff and Susie Cooper have recently been revived and are currently enjoying popularity as collectors' items. Franciscan is the key brand we use for our earthenware tableware in the U.S. market, where the brand has higher consumer recognition than our other earthenware brands. Coalport is our key brand in the prestige U.K. figurine and collectibles market and has shown market share advances in recent years. Mason's Ironstone, another of our ceramics earthenware brands with a long established history, comprises a distinctive highly colorful and decorative, yet traditionally English, style of tableware and giftware. Thomas, a brand with a strong European-based style, is directed towards the casual tableware and kitchenware market using contemporary shapes, with particular success in whiteware. Waterford Fine China was launched as an extension to the Waterford brand at the New York 1997 Table Top Show.

        The table below sets out the approximate percentage of our net sales of ceramics by brand for the year ended March 31, 2003.

Year ended March 31, 2003
Wedgwood	53.0%
Rosenthal	28.0
Hutschenreuther	9.0
Johnson Brothers	8.0
Others	2.0

Total	100.0%

Products

Tableware

        Tableware constitutes the largest proportion of our ceramics business. We currently have in excess of one hundred patterns of fine bone china, fine earthenware, porcelain and stoneware in production across our range of brands. Most of our tableware patterns are developed into a range of items, including dinner and side plates, cups and saucers, tea and coffee pots, creamers and sugar boxes, and soup, dessert and serving dishes. Wedgwood, Rosenthal, Hutschenreuther and Waterford china offer products across the whole spectrum of the ceramics market from mid-range to the highest prestige items, such as Bvlgari.

        Rosenthal has worked closely with many internationally renowned designers to create tableware designs such as "TAC" by Walter Gropius, "Suomi" by Timo Sarpaneva, "Moon" by Jasper Morrison and "Medusa" by Gianni Versace.

        Over recent years, shifting consumer demand in the premium market has seen a greater emphasis on the development of less formal, more contemporary styles, resulting in keener pricing across most markets and sectors and has led to the introduction of mid-price collections, for example Weekday

Weekend and Sarah's Garden. Wedgwood has recently worked with designers such as Vera Wang, Nick Munro, Paul Costelloe and Jasper Conran in order to take advantage of this trend. For example, at Ambiente 2003 in Frankfurt, the Thomas brand successfully introduced its new informal place set by leading designer Konstantin Grcic.

Giftware

        Giftware is an important and growing proportion of our ceramics sales. Items such as vases, bowls, clocks and picture frames are produced to complement some of our major tableware patterns. In addition, we also have a large range of single giftware items in fine bone china, stoneware and non-ceramic materials, most notably Wedgwood's signature product—the stoneware Jasper, and the figurine collections sold under the Coalport brand name. We have also entered into giftware alliances with the designers Basia Zarzyckia and David Shilling to expand our product range. Giftware is a central theme of the Rosenthal studio-line range. That brand has a strong heritage in limited edition art pieces due to its experience with a wide range of international designers, like Frank Stella, James Rizzi, Victor Vasarely, Henry Moore, Roy Lichtenstein and Salvador Dalì. Rosenthal studio-line reproduces the artwork of Andy Warhol and James Rizzi on unique gift lines. In May 2003, Rosenthal launched a new limited art collection by 17 internationally renowned artists commemorating the late Philip Rosenthal. Characterware includes Wedgwood gift and tableware products, produced mainly in earthenware, which illustrate classic childhood characters, the most famous of which is Beatrix Potter's "Peter Rabbit".

Manufacturing

        The main ingredients of all ceramicwares are clay, feldspar and, in the case of fine bone china, calcinated animal bone (constituting approximately 50.0% by weight). In recent years, dust pressing has been introduced to replace the traditional methods for the production of flatware. In this process liquid clay is "spray dried" in a powerful stream of heated air to produce clay granules, which are compressed in isostatic presses to form the ware between the press membranes.

        Whether produced in the traditional manner or by dust press, our ceramicware is allowed to dry before being fired, glazed, fired again, decorated and fired for a third time. For many traditional designs, particularly in the case of fine bone china, we apply decorations by hand using decals ("lithos"). Our more expensive items may be hand decorated, gilded and fired several times over, as successive layers of decoration are added.

        Most of our contemporary fine bone china and earthenware patterns now have decoration applied by multi-color printing. In the case of our earthenware this is done after the first firing and before glazing so that only two firings are required in total.

        Following the planned closure of our manufacturing sites at Hanley and Tunstall in Stoke-on-Trent in the U.K. our main ceramic manufacturing sites will be located at Barlaston and Longton in Stoke-on-Trent in the U.K. and at Rothbühl-am-Rosenthal and Thomas-am-Kulm in Germany. We outsource approximately 10%, by net sales value, of our ceramic products.

Manufacturing development

        We are committed to maintaining our position at the forefront of manufacturing technological development in ceramics. In recent years many new techniques have been introduced to the manufacturing process, which have reduced process and handling times and manual labor content. We have consolidated our ceramic production into dedicated production facilities allowing each facility to specialize in either flatware or castware, rather than manufacturing the whole product range.

        Our technical developments in recent years include the extension of dust pressing to the majority of our flatware production, the introduction of fast fire biscuit kilns (which reduce firing time from twenty four hours to seven and one half hours) and fast firing decorating kilns (which reduce firing times to sixty minutes), the development of automated casting, pressure casting, automated glazing and the extension of the use of multi-printing for earthenware and many fine bone china tableware patterns.

        We have expended significant investment recently on casting and glazing machines, automated cup cells, new earthenware glost kilns, six-color printing and automated handling machinery. Developments continue in all areas, particularly glaze technology, dust pressing, automated casting, automated handling, automated decoration and lining, our use of computer-aided design and modeling, die making, and heat release pattern application.

        We pursue an active policy of providing safe systems of work and high standards of environmental management. ISO 9002, the internationally recognized quality standard, has been in operation throughout our U.K. based manufacturing operations since 1997. We continue to invest in the latest manufacturing technology.

Design and Product Development

Wedgwood

        We believe that Wedgwood's brand name enjoys a high level of international customer awareness. In recent years, we have refreshed core patterns and developed new product ranges of both tableware such as Sarah's Garden, Weekday Weekend and Contrasts as well as giftware, in order to reflect current market trends towards casual luxury living and more accessible price points, while complementing existing ranges.

        For example, in April 2002, the Vera Wang at Wedgwood collection was launched in the U.S. In May 2002, Wedgwood announced its first ever alliance with the interior design sector, with the appointment of Kelly Hoppen to design a gift collection "The Art of Giving" for Wedgwood, launched in the U.K. in 2002 and internationally in 2003.

Rosenthal

        Rosenthal has a reputation for working extensively with internationally renowned designers, and for avant-garde design particularly in the Rosenthal studio-line range and the "Rosenthal meets Versace" collection. Product development is based on creating products that are suited to the various lifestyles of targeted end-consumers. Our relationships with internationally recognized lifestyle labels and brands such as Versace, and most recently Bvlgari, aim at utilizing the competencies and skills of all parties—the quality, skill and beauty of Rosenthal products with the strength and flair of other strong market leaders in their respective fields.

        In February 2002, Rosenthal launched the first collection in its Andy Warhol range. Rosenthal has secured the worldwide license for reproduction of the entire portfolio of Andy Warhol's works and designs in crystal and ceramics. New products for Rosenthal studio-line focus on giftware from the studios of internationally recognized designers such as Platt and Young, Michael Young and Stefanie Hering. The heritage collection of the Rosenthal range continues to create the elegant acid-etched patterns for which Rosenthal is famous. Rosenthal also continues to work with the Versace design team to introduce new designs from the Versace portfolio.

        Rosenthal also continues to streamline its products and ranges, in order to allow new products to play an increasingly important role in the further development of our ceramics business.

Premium cookware business

Brands

        We market a wide variety of premium cookware under the All-Clad cookware and Spring cookware brand names.

All-Clad

        All-Clad was acquired on June 30, 1999, bringing in a range of high quality cookware to complement the existing premium crystal and ceramic product offering.

        All-Clad markets a variety of premium cookware, kitchenware and bakeware under separate brand identities in the top price segment of the market in the U.S. The All-Clad product advantage in cookware lies in the multi-ply bonded metal from which it is made. This bonded metal has a non-reactive stainless steel interior, a thick aluminum or copper core and an outside finish of stainless steel, aluminum or copper. Bonded metal vessels provide better cooking characteristics, such as optimal temperature distribution, than traditional all-aluminum or stainless steel products. All-Clad's tradition of professional quality and functionality has created a cachet that has carried over to bakeware and kitchenware with the All-Clad brand.

        All-Clad Stainless, Cop-R-Chef, LTD, MC2 and Copper-Core are the premium brands under which All-Clad's products are marketed. The products comprise individual items of cookware from sauté pans to braiser pans as well as sets of up to ten pieces. A new brand of cookware in the mid-price range under the brand Emerilware became available in 2000.

Spring

        In May 2002, we acquired certain assets—including, most notably, the Spring brand—of Spring AG, a Swiss luxury cookware company, which specialized in high quality household cookware as well as professional cookware and food serving equipment for elite restaurants and hotels.

        The following table sets out the percentage of our net sales of premium cookware by brand for the year ended March 31, 2003.

Year ended March 31, 2003
All-Clad	94.0%
Spring	6.0

Total	100.0%

Products

Cookware

        All-Clad cookware comprises a range of items in a variety of sizes, each of which is available in the LTD, Stainless, Cop-R-Chef and MC2 finishes. These premium items are available in the top price point range and are aimed specifically at the professional chef and enthusiastic amateur.

        A new range of cookware, Emerilware, became available in 2000 and is offered in an anodized exterior finish with a non-stick interior in the mid-price point range to appeal to a wider range of consumers. In 2001, Emerilware was expanded to include an impact-bonded stainless steel range.

Kitchenware

        All-Clad kitchen tools is a line of high quality stainless steel kitchen tools with an elegant design consistent with All-Clad's existing product range.

Bakeware

        All-Clad produces a line of bonded metal bakeware of nine items selling at a premium price. Spring produces high quality household cookware, professional cookware and food serving equipment for elite restaurants and hotels.

Manufacturing

        The main raw materials for All-Clad products are stainless steel, copper and aluminum. These are bonded together in various combinations using a unique process, developed in-house, which heats the several layers of metal to produce optimum conductivity for high performance cookware.

        The cores of Cop-R-Chef, LTD, Stainless and MC2 are pure aluminum, with a cooking surface of stainless steel that does not react with food. The outer casing of cookware is either dark anodized aluminum in the case of LTD, stainless steel in the case of Stainless, copper in the case of Cop-R-Chef or brushed aluminum in the case of MC2. Once the metal has been bonded it is rolled in a rolling mill and then blanks from which the cookware will be formed are cut. A hydroform press converts the blanks into cookware. Computer operated lathes cut the edge of the pot or pan into a flat smooth surface.

        In the case of the LTD range, the product then goes to the anodizing line where the exterior surface is anodized. A buffing machine polishes the outer layer of the pan and All-Clad's unique "stay cool" handles are attached to each cookware piece before the product is sent for packaging. The cooking surface of non-stick items is coated using a patented application process. With the exception of certain promotional items, All-Clad manufactures all of its bonded metal cookware in its own manufacturing facilities in Pennsylvania and outsources only specialty items.

        Spring products are primarily outsourced and are distributed in the U.S. through All-Clad and in Europe through Rosenthal.

Design and Product Development

        We have derived our strength from the high profile presence of All-Clad in the American cookware market. Using both the Spring and All-Clad brands, we intend to expand into selected foreign markets in which we already have a presence.

        To facilitate increases in product demand, capacity at the All-Clad Pittsburgh plant was enhanced in 2000 by an estimated 33.0% through investment of approximately U.S.$5 million and the shipping warehouse was expanded to increase its capacity by 50.0%.

Other products

Brands

        Other products incorporates Waterford linens, Waterford Writing Instruments, Waterford Holiday Heirlooms, Wedgwood gourmet foods, jewelry, linens and cutlery, Rosenthal furniture, linens and cutlery and other non-crystal, non-ceramic and non- cookware products, including those distributed by Cashs Mail Order business.

Waterford Linens

        Waterford Linens was launched in 1995 as an extension to the Waterford brand and is sold under a licensing agreement which is held by W/C Imports, Inc., trading as W-C Designs, a 100% subsidiary of Ashling Corporation. On July 1, 2001, we acquired 86.5% of the outstanding stock of Ashling Corporation from Fitzwilton Limited, a company controlled by Sir Anthony O'Reilly and Peter John Goulandris, two of our principal shareholders and the Chairman and Deputy Chairman of our Board of Directors, respectively. The sales of Ashling Corporation were approximately $30.3 million in 2001, the year of acquisition. They have risen to $43.0 million for the year ended March 31, 2003. See "Item 7—Major Shareholders and Related Party Transactions".

Waterford Writing Instruments

        Waterford Writing Instruments are also sold under a licensing agreement.

Waterford Holiday Heirlooms

        In 1997, Waterford Holiday Heirlooms was launched as a further extension to the Waterford brand.

Other Waterford licensed products

        Christmas products are licensed under 'Timeless Memories a Waterford Company'; Waterford fine flatware and Waterford fine silver gifts are produced under license by Reed & Barton.

Wedgwood

        Wedgwood has successfully developed the use of its Wedgwood brand name to endorse various high quality items such as tea, coffee and gourmet foods. Over 90% of the sales of these items are in Japan. Total sales of these food products were €9.8 million for the year ended March 31, 2003.

Rosenthal

        Rosenthal's furniture program is devoted to three main themes: furniture for hospitality, furniture for home and office, and furniture that combines functional design with artistic expression. As in the case of ceramics, for its furniture concepts Rosenthal works with artists and designers of international renown, including Peter Luthersson, Cini Boeri, Andreas Weber, Erwin Nagel and Jochen Flacke. One of our most prestigious orders was completed in 2000: Rosenthal supplied the furniture for the conference rooms, meeting rooms and other areas of the new German Government buildings (Bundesrat) in Berlin.

        As well as marketing furniture, Rosenthal also markets high quality table-top accessories such as linens, cutlery and candles under its brand name.

Products

Waterford Linens

        Waterford Linens are marketed by W-C Designs. Using linen, cotton sateen and damask in both contemporary and traditional designs, the collections include tablecloths, placemats, table runners and napkins to complement and complete collections of our dinnerware, glassware and lifestyle products. A range of bed linens was introduced in the fall of 1999 and was rolled out on a limited basis in the U.S. to such stores as Bloomingdale's.

Writing Instruments

        The licensed Waterford and Marquis Writing Instruments ranges include roller-ball, ballpoint, fountain and purse pens. Waterford models, sourced in Germany, are Lismore, Cavendish, Alana, Glendalough, Meridan and Grafton. The Marquis by Waterford Writing Instruments range, sourced in Taiwan, includes the Claria and Arcadia patterns.

Waterford Holiday Heirlooms

        Waterford Holiday Heirlooms are comprised of 3 categories—Mouth-Blown Glass Ornaments, Holiday Home Decor and Ceramic Giftware. Holiday Home Decor consists of pre-decorated trees, kissing balls and wreaths. Ceramic Giftware is hand-painted in gold. All Holiday Heirlooms are designed with details from the Waterford Archives and stamped with the Waterford name.

Manufacturing

        W-C Designs and Waterford Linens are outsourced to specialist manufacturers. The majority of other products are manufactured by outside suppliers. Waterford Holiday Heirlooms are sourced primarily in Italy, Poland, the Czech Republic, Germany, Romania and the People's Republic of China. Waterford Writing Instruments are sourced in Germany and Waterford Linens and Marquis by Waterford Writing Instruments are sourced mainly in Taiwan. Rosenthal furniture is manufactured at its factory in Espelkamp in Northern Germany. Linens, cutlery and candles are all outsourced, primarily to Germany, Turkey and the Czech Republic.

Design and Product Development

        Waterford Linens are continually being developed in close conjunction with the design and marketing teams at both W-C Designs and Waterford Wedgwood U.S.A.

        Waterford Holiday Heirlooms are continually being developed and refreshed with new additions to the three existing collections.

Marketing and Sales

        In the year ended March 31, 2003, the U.S. accounted for 50% of our net sales, the U.K. for 13%, Germany for 11%, Japan for 8%, Ireland for 4% and the Rest of the World for 14%.

Crystal

        The U.S. accounted for the great majority of crystal sales in the year ended March 31, 2003. In addition, a substantial portion of crystal sales outside the U.S. is also to U.S. residents traveling abroad.

        The table below sets out the percentage of our net sales of crystal by geographic market for the year ended March 31, 2003.

Year ended March 31, 2003
North America	64.3%
Europe	30.0
Asia-Pacific	3.5
Rest of the World	2.2

Total	100.0%

        Crystal has accounted for a decreasing percentage of our net sales in recent years, primarily as a result of the decrease in demand generally and, in particular, the tapering-off of sales of our "millennium" themed products. During the four years ended December 31, 2000 and through the first eight months of the year ended December 31, 2001, our net sales of crystal were significantly increased through our offering of various lines of "millennium" themed collectible crystal products. Our "millennium" products, which included, for example, a series of millennium crystal champagne flutes for each of the four years leading up to and including the millennium year, allowed us to participate in consumers' celebrations of the year 2000. We estimate that sales of millennium themed products accounted for €99 million, €84 million and €15 million of our sales of crystal in each of the years ended December 31, 1999, 2000, and 2001, respectively. After 2001, however, our sales of millennium products decreased significantly. As a result, our net sales of crystal products for the year ended December 31, 2001 and later periods have been negatively affected by the drop-off in sales of our "millennium" products.

Ceramics

        In the year ended March 31, 2003, Germany was the largest sales market for ceramics followed by the U.K., the U.S., the Far East, Italy and the rest of continental Europe.

        The table below sets out the percentage of our net sales of ceramics by geographic market for the year ended March 31, 2003.

Year ended March 31, 2003
Europe	56.7%
North America	24.3
Asia-Pacific	18.4
Rest of the World	0.6

Total	100.0%

Premium cookware

        Premium cookware sales are substantially all in the U.S.

Other products

        Other products sales are predominantly in the U.S. and the Far East. The table below sets out the percentage of our sales of other products by geographic market for the year ended March 31, 2003.

Year ended March 31, 2003
North America	61.4%
Europe	21.7
Asia-Pacific	13.9
Rest of the World	3.0

Total	100.0%

Marketing, Distribution and Retail Network

        We employ our own sales forces in the Republic of Ireland, the U.K., the U.S., Japan, Hong Kong, Singapore, Taiwan, Australia, Canada, Germany and Italy. In other markets, we use independent representatives or we sell directly. We reinforce our marketing efforts through an extensive advertising program, particularly in the U.S., the U.K., the Far East, Germany, Italy and Ireland, advertising primarily in quality magazines. We also use a variety of other advertising methods and media, including the Internet.

        We have a strong retail network in the U.K., U.S., Japan, Australia, Germany and the Asia-Pacific region with the majority of sales being made through specialty retail outlets which are either independently owned, wholly owned by us or operated through in-store concessions whereby we rent space in a store ("shop-in-shop"). As at March 31, 2003, we had over 450 outlets throughout the world of which over 300 were shop-in-shop locations. We operate a program of continual refurbishment of these outlets in order to ensure that the presentation of our products in these retail stores is maintained at a consistently high level. As part of the Wedgwood re-positioning program we have closed approximately 20 under-performing concessions since Spring 2001, primarily in the U.K.

        Historically, we have distributed our products through separate established distribution channels, so as to specifically target consumers of those products. Recently, we have begun to use the existing distribution networks of our premier brands to market and sell more of our other products through the same distribution channels. For example, after our acquisition of All-Clad, we began to market and distribute our premium cookware products through the use of bridal registries, a method that we have traditionally used to market our crystal and ceramics products at department stores in the U.S. Further, through our acquisition of Spring, we have begun to use the Spring distribution network for sales of our All-Clad products in Europe and to increase our sales of Rosenthal products.

Waterford and Wedgwood

        Our sales in the U.S. are made primarily through department stores and specialty retailers. A significant part of department store and specialty retailer sales are made through bridal registries. We also operate business divisions to control our own retail stores and to expand the hotelware, executive gifts and incentives businesses. There are currently 39 wholly owned Waterford Wedgwood outlets in the U.S., with plans for selective further growth in target locations. Waterford crystal also sells its products through catalogs mailed into the U.S.

        Sales in the U.K., the Republic of Ireland and the rest of Europe are made primarily through a broad range of retail outlets. A significant portion of our sales in the Republic of Ireland are made to tourists. The Waterford Crystal Visitor Center at the main Waterford crystal manufacturing facility in the Republic of Ireland welcomed more than 300,000 visitors in the year ended March 31, 2003, maintaining its position as one of the top Irish tourist attractions and a significant source of retail sales for us. We continue to develop our tourist related business.

        In the Asia-Pacific region, which includes Japan, Hong Kong, Singapore and Taiwan, we have companies or branch offices with distribution, marketing and sales operations. Japan is a key market for Wedgwood branded products, where it is one of the leading imported premium ceramic brands. Japanese citizens traveling abroad have also generated significant retail sales for the Wedgwood brand as far as Hong Kong, London and Hawaii. However, the significant reduction of tourism in recent years has had a detrimental impact on Wedgwood's retail sales in these tourist areas.

Rosenthal

        Rosenthal's brand awareness and sales strengths lie primarily in Europe, specifically in the German speaking countries and in Italy and Scandinavia. Rosenthal subsidiaries distribute both Rosenthal and Wedgwood branded products in Italy, France, Sweden, Austria and Switzerland. Rosenthal operates its own distribution system in the U.S. market. Distribution arrangements for Rosenthal in Canada, Japan and the U.K. are undertaken by Wedgwood.

All-Clad

        Substantially all of our premium cookware sales are made by All-Clad in the U.S., through department stores and specialty retailers. However, we have begun to expand into other outlets and overseas markets for both our All-Clad and Spring brands.

Competition

        We compete worldwide, primarily with other international manufacturers of high quality crystal and ceramics and other premium gift and luxury lifestyle products including premium cookware, kitchenware, bakeware and linen. Competition is based principally on product design, quality, brand image and reputation and, to a lesser extent, price. National markets tend to be fragmented with indigenous producers accounting for the greater part of sales in those markets. In addition, our products are in competition with other luxury branded products such as fashion accessories, clothing, jewelry, perfumes, giftware and homeware. In all cases, the brands or the manufacturers of such products have consumer-identifiable prestigious reputations.

        One of the prime objectives of the crystal business in developing the Marquis by Waterford brand was to gain crystal market share by offering consumers products with a Waterford Crystal endorsement in a price and design segment of the market in which Waterford Crystal previously had no product offering. The marketing of new Waterford Crystal products at lower price points, the introduction of John Rocha at Waterford Crystal, Jasper Conran at Stuart Crystal, Sarah's Garden, Wedgwood Home and Weekday Weekend, the development of mid-price designer ranges by Rosenthal and the introduction of Emerilware by All-Clad are all designed to meet the increase in consumer demand for less formal, mid-price point products, without compromising our premium brands Waterford, Wedgwood, Rosenthal, All-Clad and Spring.

        Our products, whether All-Clad premium cookware, Waterford crystal, Rosenthal porcelain or Wedgwood fine bone china, are characterized by having significant market shares in each of the markets in which they operate.

        In the U.S., Waterford is ranked as the number one brand of crystal in terms of quality and salience, with an estimated 40% market share. Wedgwood is ranked as the number two brand of dinnerware by sales, with an estimated 17% market share in the U.S. All-Clad, whose products are sold almost exclusively in the U.S., is ranked as the number two brand of premium cookware sold at department stores and specialty stores, by sales, with an estimated 14.7% market share. Waterford Fine China is ranked as the number four brand of fine china by sales, with an estimated 7.7% market share. The combined market share of Wedgwood and Waterford fine china in the U.S. is estimated to be approximately 25% share of the formal china market and is second only to Lenox, which is estimated to have a 37.8% share of that market.

        In the U.K., we estimate that Wedgwood is ranked as the number one brand of fine china by sales with an estimated 20% market share. Waterford crystal is ranked as the number one brand for quality in the U.K. In addition, we estimate that Waterford and Stuart are ranked as the number one brands of high quality crystal by sales, with an estimated 28% market share.

        In Germany, Rosenthal is ranked as the number one brand of ceramicware by sales, with an estimated 38.3% market share. In Japan, Wedgwood is ranked as a leading brand of imported fine china. In Ireland, we estimate that Waterford is ranked as the number one brand of high quality crystal by sales, with an estimated 63% market share.

Suppliers

        We depend on outside suppliers for the raw materials used in the production of our crystal, fine bone china, fine earthenware, stoneware, stainless steel, copper and aluminum products.

        Although a significant portion of our raw material supplies for crystal, ceramics and premium cookware products are purchased from a limited number of sources, we believe that we could obtain adequate supplies from alternative sources and that the termination of relations with any particular supplier would not have a materially adverse effect on our business.

        We use outside suppliers for a variety of finished products, including crystal, ceramics, premium cookware, holiday heirlooms, linen, gourmet foods, flatware and writing instruments.

Crystal

        The principal ingredients in the manufacture of Waterford crystal are soft batch and silica sand. Soft batch consists of prills containing litharge, potash and other minor materials and has been patented jointly by Waterford Crystal and a U.K. supplier. Currently silica sand is purchased in Belgium.

        Outsourced products accounted for 33.0% of net sales of crystal in the year ended March 31, 2003. The number of sources for crystal outsourced products at March 31, 2003 amounted to twenty one, primarily in Germany and other European countries. Except in relation to one supplier, we believe that termination of relations with any one supplier of finished outsourced crystal products would not have a material adverse effect on our business. Termination of relations with one specific supplier would, in our opinion, have the potential to cause a short-term disruption in supply of products currently generating 11.0% of crystal's annual net sales revenues.

Ceramics

        The main ingredients of all ceramicware are various clays, feldspar and, in the case of bone china, calcinated animal bone. Approximately two-thirds of the suppliers of the raw materials for Wedgwood's fine bone china and fine earthenware products are based in the Potteries region, in the vicinity of Wedgwood's premises in the U.K., with a majority of the balance based in the rest of the U.K. Rosenthal obtains the majority of its raw materials from Spain. Historically, neither Wedgwood nor Rosenthal have experienced difficulties in obtaining any of their ceramic raw materials.

Premium cookware

        The main raw materials in the production of All-Clad premium cookware products are stainless steel, aluminum and copper. These raw materials are from local sources due to All-Clad's long involvement and geographical proximity to the U.S. steel industry. All-Clad has generally been successful in leveraging its close relationships with suppliers in order to minimize fluctuations in metal prices.

        All-Clad purchases primarily cold rolled stainless steel and rolled aluminum directly from mills and warehouse centers.

Our Restructuring Program

        The recent economic downturns in the U.S., Europe and Japan, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed have had an adverse impact on our sales, as consumers have reduced purchases of luxury items in the face of difficult economic conditions. Further, the related decline in tourism has also had an adverse impact on our sales. As a result, we have been forced to restructure our business.

Waterford restructuring program

        On November 7, 2001, we announced a restructuring program for our Waterford operations aimed at lowering our operating costs, by reducing labor costs and maximizing our use of technology, and reducing our fixed production capacity and inventory by closing our Stuart branded crystal manufacturing plant in Stourbridge in the West Midlands in the U.K. and transferring a portion of such production to our existing crystal factories in Ireland and outsourcing the remainder.

        In July 2003, we announced a further restructuring program of our Waterford operations in Ireland which we believe will allow us to further reduce our costs and decrease the number of our employees. We estimate that such further lay-offs may, if and when effected, require the recognition of additional restructuring charges.

        In addition, we anticipate further savings from the implementation of other elements of this restructuring plan, including the elimination of premium overtime and holiday work.

Wedgwood restructuring program

        In 2001, we announced a restructuring program for our Wedgwood operations with the objective of lowering our operating costs and improving operating efficiencies, by consolidating our warehousing operations in the U.K., making greater use of technology and devolving certain Wedgwood central sales and administrative functions. See note 7(a) to our consolidated financial statements.

        In June 2003, we announced a further restructuring of our Wedgwood operations. See note 7(b) to our consolidated financial statements. The restructuring program includes the closing, during calendar year 2003, of two of our earthenware manufacturing plants in Stoke-on-Trent, in the United Kingdom, the consolidation of our Wedgwood branded fine earthenware production at our existing factories in Barlaston and Longton in Stoke-on-Trent and the related lay-off of approximately 1,000 employees. At the same time, we have entered into an outsourcing agreement with a high quality contract manufacturer in the People's Republic of China for the manufacture of our Johnson Brother's branded earthenware.

        In addition, we have planned or currently anticipated further restructuring steps which, if and when completed, will result in further cost savings in the future.

Rosenthal restructuring program

        During the year ended March 31, 2003, we completed the integration of Hutschenreuther's operations into those of Rosenthal which we believe will allow us to further reduce our costs and decrease the number of our employees. See note 7(b) to our consolidated financial statements.

Research and Development

        We maintain research and development departments in our main manufacturing facilities. Expenditure on research and development in the year ended March 31, 2003 amounted to €9.3 million (3 months ended March 31, 2002: €2.4 million, year ended December 31, 2001: €6.4 million, year ended December 31, 2000: €5.9 million) and related mainly to the development of new products, processes and manufacturing technologies.

Distribution

        Our products are distributed from our principal distribution centers located in the Republic of Ireland, the U.K., Germany and the U.S. and from smaller distribution facilities located in Japan, Australia, Canada, Italy, France, Taiwan, Switzerland, Sweden, Hong Kong and Singapore.

Intellectual Property

        The names "Waterford", "Wedgwood", "Rosenthal", "All-Clad", Waterford Crystal's seahorse device, Wedgwood's W device, and Rosenthal's crossed swords device are our principal trademarks.

        Waterford is registered as a trademark for our crystal products in over fifty countries, including the Republic of Ireland and the U.S., Japan, Australia, the member states of the E.U., and many others. In conjunction with the Waterford mark, the seahorse device appears on all of our products where feasible. This device is also registered in numerous jurisdictions throughout the world. Registration of the Marquis by Waterford trademark has been obtained in all the principal classifications in the U.S., Ireland, the U.K. and Australia. The Stuart crystal trademark is also registered in all principal classifications in the U.S., Ireland, the U.K. and Australia. In addition, a logo trademark for each of these brands is registered in the same jurisdictions. Many stemware suite names and product names are also protected by trademark registration in numerous countries. Such names include Lismore, Colleen, Araglin, John Rocha at Waterford Crystal, Geo and Imprint.

        The name "Wedgwood" is the trademark carried by the fine bone china, fine stoneware and fine earthenware products of Wedgwood Limited and its subsidiaries and is registered in most countries throughout the world including the U.K., the U.S., Japan, Australia and Canada. The Wedgwood W device symbol appears on the reverse side of all Wedgwood fine bone china products. Other registered trademarks of Wedgwood Limited include Coalport, Adams, Mason's Ironstone, Jasper, Johnson Brothers and Franciscan. Many Wedgwood patterns and pattern names are registered selectively, mainly in Japan and the U.S.

        Rosenthal and Thomas are the principal trademarks applied to the porcelain products of Rosenthal AG and its subsidiaries. Rosenthal, Thomas, Hutschenreuther and Rosenthal's crossed swords device, are registered trademarks in many countries around the world, principally in Europe and North and South America.

        All-Clad and Emerilware are the principal trademarks carried by the premium cookware products of All-Clad Holding Inc. and its subsidiaries. Spring is the principal trademark carried by the premium cookware products of Spring USA Inc. All-Clad, Emerilware and Spring are registered trademarks in many countries around the world including the U.S., the U.K. and Switzerland.

        The trademarks Versace and Bvlgari are owned by Versace Spa and Bvlgari Spa, respectively, and licensed to us for use in our co-branded products.

        We believe that our intellectual property is material to our business and it is our policy to register and protect by all lawful means our principal trademarks, including common law protection, wherever possible. We seek to protect our intellectual property rights by registering appropriate Internet domain names and by taking such steps as are necessary, including litigation, to ensure that Internet cyber-squatters do not use domain names which might impair our intellectual property rights.

Health and Safety

        We pursue an active policy of providing safe systems of work and on-the-job safety training for all relevant employees. The continued successful implementation of our Health & Safety Policy has been maintained by each division through systematic review.

Environmental Policy

        Our principal manufacturing facilities in Ireland, the U.K., Germany and the U.S. are subject to numerous national and European Union environmental laws and regulations concerning emissions to air, discharges to surface water, noise emission, proper disposal of waste products and other environmental issues.

        Based on the evidence of periodic environmental auditing, we believe that our operations are in compliance in all material respects with applicable environmental laws and regulations. The Registrants are not aware of any pending legal proceedings relating to environmental regulations which are likely to have a material adverse effect on our consolidated financial position or results of operations.

        During the year ended March 31, 2003, one of our U.S. subsidiaries made a settlement of U.S.$0.4 million with the U.S. Environmental Protection Agency in respect of the clean up at a Superfund Site in California, having been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). The U.S.$0.4 million payable had already been recognized in the consolidated statement of income and the balance sheet.

Organizational Structure

        Listed below are the principal subsidiary companies that comprise the Waterford Wedgwood Group.

Name	Registered office and country of incorporation	Nature of business
Manufacturing
Waterford Crystal (Manufacturing) Limited(2)	Kilbarry, Waterford, Ireland	Crystal glass manufacturer
Josiah Wedgwood & Sons Limited	Barlaston, Stoke-on-Trent, England	Ceramic tableware/ giftware manufacturer
Rosenthal AG	Selb, Germany	Ceramic tableware/ giftware manufacturer
All-Clad Metalcrafters, LLC	Delaware, U.S.A.	Cookware manufacturer
Distribution
Waterford Crystal Limited(1)(2)	Kilbarry, Waterford, Ireland	Distributor
Stuart & Sons Limited(1)	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Australia Limited	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Canada Inc.	Toronto, Canada	Distributor
Waterford Wedgwood U.S.A., Inc.	New York, U.S.A.	Distributor
Waterford Wedgwood Japan Limited	Tokyo, Japan	Distributor
Waterford Wedgwood Retail Limited	Barlaston, Stoke-on-Trent, England	Retailer
Josiah Wedgwood & Sons (Exports) Limited	Barlaston, Stoke-on-Trent, England	Exporter
Josiah Wedgwood (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	Retailer
Waterford Wedgwood Trading Singapore Pte. Limited	Singapore	Distributor
Waterford Wedgwood (Taiwan) Limited	Taipei, Taiwan	Distributor
Wedgwood GmbH	Selb, Germany	Sales Office
W/C Imports Inc.	California, U.S.A.	Linen distributor
All-Clad Switzerland GmbH(1)	Switzerland	Distributor
Spring U.S.A. Corporation	Delaware, U.S.A.	Distributor
Cashs Mail Order Limited	Kilbarry, Waterford, Ireland	Distributor

Finance
Statum Limited	Barlaston, Stoke-on-Trent, England	Finance
WW Inc.	Delaware, U.S.A.	Finance
Waterford Wedgwood Finance Inc.	Delaware, U.S.A.	Finance
Other
Waterford Wedgwood U.K. plc(1)	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Wedgwood Limited	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Waterford Wedgwood Inc.	Delaware, U.S.A.	Subsidiary holding company
Waterford Wedgwood Holdings Inc.	Delaware, U.S.A.	Subsidiary holding company
Waterford Glass Research and Development Limited(1)(2)	Kilbarry, Waterford, Ireland	Research and development
Dungarvan Crystal Limited(1)(2)	Kilbarry, Waterford, Ireland	Dormant
Waterford Wedgwood Employee Share Ownership Plan (Jersey) Limited(1)	St. Helier, Jersey	Trustee company
Waterford Wedgwood GmbH	Selb, Germany	Subsidiary holding company
All-Clad Holdings Inc.	Pennsylvania, U.S.A.	Subsidiary holding company
Waterford Wedgwood Linens Inc.(1)	Delaware, U.S.A.	Subsidiary holding company
Ashling Corporation	California, U.S.A.	Subsidiary holding company

(1)
Direct subsidiaries of Waterford Wedgwood plc. Our other subsidiaries are included in the financial statements in accordance with Regulation 4(1)(d) of the European Communities (Companies: Group Accounts) Regulations, 1992. With the exception of Rosenthal AG, of which we own 89.8%, Ashling Corporation, of which we own 86.5% and Spring U.S.A. Corporation, of which we own 60% as at March 31, 2003, all subsidiary companies are 100% owned. All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited.

(2)
Companies covered by guarantees in accordance with Section 17 of the Companies (Amendments) Act, 1986. See note 25 to our consolidated financial statements.

Property, Plant and Equipment

        Through our subsidiary companies, we hold freehold or leasehold interests in premises used for manufacturing, warehousing, wholesaling, retailing or administration in Ireland, the U.K., Germany, the U.S., Canada, Japan, Australia, Hong Kong, Singapore, Taiwan, France, Italy, Sweden, Austria, Belgium and Switzerland. The table below identifies our principal properties as at September 15, 2003:

Location	Approximate sq. ft. area	Title	Nature of Activities
Ireland
Kilbarry, Waterford	565,000	Freehold	Manufacture and warehousing of crystal glass. Includes administration facility.

U.K.
Barlaston, Stoke-on-Trent	874,000	Freehold	Manufacture of fine bone china and earthenware. Includes administration facility.
Hanley, Stoke-on-Trent(1)	354,000	Freehold	Manufacture and warehousing of earthenware.
Tunstall, Stoke-on-Trent(1)	228,000	Freehold	Manufacture and warehousing of earthenware.
Longton, Stoke-on-Trent	185,000	Freehold	Manufacture and warehousing of fine bone china and earthenware.
Stone, Staffordshire	213,000	Operating Lease	Warehousing. Includes administration facility.
Germany
Rothbühl-am-Rosenthal	565,000	Freehold	Manufacture and warehousing of porcelain. Includes administration facility
Thomas-am-Kulm	337,000	Freehold	Manufacture and warehousing of porcelain. Includes administration facility.
U.S.
Wall, NJ	255,000	Operating lease	Warehousing. Includes administration facility.
Canonsburg, PA	220,000	Freehold	Manufacture of kitchenware. Includes administration facility.
Eighty four, PA	115,000	Operating lease	Warehousing.

(1)
These factories will be closed in 2003 as part of the announced restructuring of the Johnson Brothers earthenware line. We plan to sell these sites.

Item 5—Operating and Financial Review and Prospects

        You should read the following discussion together with our consolidated financial statements and their related notes contained in this annual report. We have prepared our consolidated financial statements in accordance with Irish GAAP, which differs in certain significant respects to U.S. GAAP. A discussion of the principal differences relevant to our consolidated financial statements and a reconciliation to U.S. GAAP of our net income and shareholders' equity for certain of the financial periods discussed in this section is set forth in note 33 to our consolidated financial statements included elsewhere in this annual report.

        Prior to 2002, our fiscal year ended on December 31, and the last full such fiscal year was the year ended December 31, 2001. Thereafter, we changed our fiscal year end to March 31. Our first fiscal period ended March 31 was the three months ended March 31, 2002, and our first full fiscal year ended March 31 was March 31, 2003, as set out below. In order to assist comparisons with our audited financial information for the fiscal year ended March 31, 2003, we have prepared unaudited income and cash flow statement information for the twelve month period ended March 31, 2002, and our unaudited results of operations for that period are discussed below. See "—Presentation of unaudited financial information for the twelve months ended March 31, 2002".

        Some of the information set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" and "—Risk

Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in such forward-looking statements as may be contained in this annual report.

        In this section when we use "we", "us", "our" or other similar terms, we are referring to Waterford Wedgwood plc and its subsidiaries, unless the context requires otherwise.

Overview of Our Business

        We are one of the world's leading designers, manufacturers and marketers of branded luxury lifestyle products, including high quality crystal, ceramics (including fine bone china, fine porcelain and earthenware) and premium cookware. Our portfolio of established luxury lifestyle brands includes Waterford crystal, Wedgwood fine bone china, Rosenthal porcelain and All-Clad premium cookware, among others. In addition, we have well established co-branding relationships with a range of leading designers and celebrities, including Emeril Lagasse, Versace, John Rocha, Jasper Conran, Vera Wang, the Andy Warhol Foundation, Bvlgari and Paul Costelloe.

        We operate in four principal product categories: crystal, ceramics, premium cookware and other products. In the fiscal year ended March 31, 2003, crystal accounted for 33% of our net sales (€314.3 million), of which Waterford branded products (including Marquis by Waterford) accounted for 89% of such net sales; ceramics accounted for 43% of our net sales (€414.2 million), of which Wedgwood branded products accounted for 53% of such net sales and Rosenthal branded products accounted for 28.0% of such net sales; premium cookware accounted for 13% of our net sales (€121.8 million), of which All-Clad branded products (including Emerilware products) accounted for 94% of such net sales; and our sales of other products accounted for the remaining 11% of our net sales (€101.0 million).

Net sales by segment

        We generated net sales of €1,084.4 million, €1,012.0 million, €997.6 million and €951.3 million in the years ended December 31, 2000 and 2001, the twelve months ended March 31, 2002 and the year ended March 31, 2003, respectively.

Crystal

        Crystal has accounted for a decreasing percentage of our net sales in recent years, primarily as a result of the tapering-off of sales of our "millennium" themed products in 2000 and 2001 and the decrease in demand for luxury lifestyle products. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Millennium effect on sales of our crystal products". In the fiscal years ended December 31, 2000 and 2001, the twelve months ended March 31, 2002 and the fiscal year ended March 31, 2003, crystal accounted for 40.2% (€435.7 million), 36.4% (€368.6 million), 35.9% (€357.9 million) and 33.0% (€314.3 million) of our net sales, respectively.

Ceramics

        Ceramics has generally accounted for a substantial, yet decreasing, percentage of our net sales in recent periods, primarily as a result of a decrease in demand for luxury lifestyle products and increased competition in the mid-price earthenware tableware market. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Strong competition in the ceramics markets". In the fiscal years ended December 31, 2000 and 2001, the twelve months ended March 31, 2002 and the fiscal year ended March 31, 2003, ceramics accounted for 44.4% (€481.4 million), 46.7% (€472.9 million), 46.0% (€458.5 million) and 43.5% (€414.2 million) of our net sales, respectively.

Premium cookware

        Premium cookware sales have accounted for an increasing percentage of our net sales in recent years, primarily as a result of the relative drop in sales of crystal and ceramics and an increase in our net sales of premium cookware resulting from our introduction of new product lines, such as Emerilware, and our acquisition of the Spring brand of premium cookware in 2002. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions—Spring". In the fiscal years ended December 31, 2000 and 2001, the twelve months ended March 31, 2002 and the fiscal year ended March 31, 2003, premium cookware accounted for 9.6% (€104.6 million), 9.2% (€92.9 million), 9.6% (€95.7 million) and 12.8% (€121.8 million) of our net sales, respectively.

Other products

        Other products have accounted for an increasing percentage of our net sales in recent years, primarily as a result of our brand extensions into linens, jewelry, writing instruments and other giftware and our acquisition of Ashling Corporation. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions—Ashling Corporation". In the fiscal years ended December 31, 2000 and 2001, the twelve months ended March 31, 2002 and the fiscal year ended March 31, 2003, other products accounted for 5.8% (€62.7 million), 7.7% (€77.6 million), 8.6% (€85.5 million) and 10.6% (€101 million) of our net sales, respectively.

Principal Factors that Affect Our Results of Operations and Financial Condition

Economic conditions in our principal markets

        Purchases of our luxury lifestyle products are often discretionary for consumers and are particularly affected by trends in the general economy. In times of economic growth, net sales of our products tend to increase, while in times of economic downturn or uncertainty, our net sales are affected by the rationing of consumers' discretionary spending.

        As a result, the recent economic downturns in the United States, Europe and Japan (accounting for 50.4%, 37.0%, and 7.7%, respectively, of our net sales in the year ended March 31, 2003), the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed have had an adverse impact on our sales, particularly on our sales of crystal and ceramics, during the fiscal periods covered in this section, as consumers have reduced purchases of luxury items in the face of economic and geopolitical uncertainty.

        Our net sales of crystal and ceramic products in the United States, where our products have traditionally been distributed largely through department stores, have also been affected by the recent decline is U.S. department store sales generally, reflecting in part the increasing interest by U.S. consumers in alternative shopping forums, including specialty stores, the Internet and mail order catalogs. Our efforts to leverage and broaden our multi-channel distribution network are intended to counteract this trend by attempting to distribute more of our luxury lifestyle products through alternative shopping forums such as specialty stores, through the Internet and our mail order business.

Impact of exchange rate fluctuations

        We are subject to risks from exchange rate fluctuations, since a substantial portion of our net sales are denominated in currencies other than our reporting currency, the euro, particularly U.S. dollars, U.K. pounds Sterling, and Japanese yen, while our expenses are denominated largely in euro and U.K. pounds Sterling. For example, during the year ended March 31, 2003, approximately 50% of our net sales were in U.S. dollars, 24% were in euro, 17% were in U.K. pound Sterling, 6% were in Japanese yen and the balance was in other currencies, while 35% of our costs were denominated in euro, since the majority of our manufacturing facilities are located in Ireland and Germany. In general, when our reporting currency strengthens against other currencies in which we earn revenues, our results of operations are negatively affected. Conversely, depreciation of our reporting currency has a positive impact on our results of operations. Our net sales of crystal are particularly exposed to fluctuations in the rate of exchange between the U.S. dollar and the euro because a significant portion of those sales occurs in the United States. Our net sales of ceramics are less exposed to fluctuations in the value of the euro because a higher proportion of ceramics sales occur within the euro zone. Our net sales of premium cookware are exposed to fluctuations in the translation rate of exchange between the U.S. dollar and the euro because nearly all of those sales occur in the United States. However, such fluctuations in the exchange rate do not have a material impact on our premium cookware operating income because we manufacture significantly all of our premium cookware in the United States.

        We also incur exchange rate risk whenever we enter into any other transaction, including borrowing funds, in a currency other than euro.

        It is our policy to protect future revenues by selling forward currency contracts in respect of a portion of our revenues as a means of hedging our future revenues against fluctuations caused by exchange rate movements. We net our expected future trading flows by currency and, where we consider it appropriate, we partially hedge up to three years in advance. During the year ended March 31, 2003 we elected to cancel all of our outstanding forward currency contracts for 2003. Gains from the use or cancellation of such hedging instruments helped to counteract the fall in value of the U.S. dollar versus the euro and a fall in the value of the Japanese yen versus the U.K. pound Sterling in 2003, and contributed to an improvement in our operating income for the year ended March 31, 2003 of approximately €10.4 million. See "—Critical Accounting Policies and Estimation Techniques—Foreign exchange hedging".

        Currently, for the year ended March 31, 2004, we have hedged 67.3% of our anticipated U.S. dollar receipts, at an average exchange rate of U.S.$1.09 to €1.00, and 71.1% of our anticipated Japanese yen receipts, at an average exchange rate of ¥184.70 to £1.00 (as at September 20, 2003).

        If we did not hedge our currency exposures, we estimate that a one cent (¢1) decline in the value of the U.S. dollar against the euro would reduce our operating income by €1.3 million in a full year and a ten yen (¥10) decline in the yen against the U.K. pound sterling would reduce our operating income by €1.9 million in a full year.

Recent acquisitions

        Historically, we have grown through a combination of organic growth of our existing businesses and strategic acquisitions. As a result of the increase in our net sales, cost of sales and other expenses and our assets and liabilities after each such acquisition, our income statement, balance sheet and cash flow statement information included in this annual report may not be directly comparable from period to period. Our principal acquisitions during the periods discussed below include the following:

Hutschenreuther

        With effect from August 1, 2000, we acquired the Hutschenreuther brand, together with its related intellectual property rights, moulds, tools and inventory, for a purchase price of €10.7 million. We capitalized the value of the brand and related intellectual property rights in the amount of €2.5 million and from August 2000 began to amortize that amount over 20 years. The acquisition of the Hutschenreuther brand contributed approximately €23.2 million to our net sales in the year ended December 31, 2000. See note 17(b) to our consolidated financial statements.

Rosenthal AG

        On June 5, 2001, we announced a tender offer for the remaining shares in Rosenthal AG that we did not already own, and were able to purchase an additional 5.2% of the share capital of Rosenthal AG for a purchase price of €5.3 million, bringing our ownership of Rosenthal AG to 89.8% of the issued share capital. Of the €59.3 million in aggregate goodwill arising on the acquisition of 89.8% of the issued share capital of Rosenthal AG, we capitalized €21.2 million and began to amortize this amount over 20 years. See note 17(d) to our consolidated financial statements.

Ashling Corporation

        With effect from July 1, 2001, we acquired 86.5% of the issued share capital of Ashling Corporation, a corporation indirectly controlled by Sir Anthony O'Reilly and Peter John Goulandris, our principal shareholders and the Chairman and Deputy Chairman of our Board of Directors, respectively. See "Item 7—Major Shareholders and Related Party Transactions". The Ashling Corporation owns 100% of W-C Designs, a distributor of fine linens. We purchased this stake in Ashling Corporation for a purchase price of €11.2 million, and recognized goodwill of €10.3 million which we began to amortize over 20 years. As part of our acquisition of Ashling Corporation we acquired €4.6 million of their pre-existing indebtedness. The acquisition of the Ashling Corporation contributed €25.4 million to our net sales in the year ended December 31, 2001. See note 17(c) to our consolidated financial statements.

Spring

        With effect from May 1, 2002, we acquired the Spring brand from the administrator of Spring AG, a Swiss luxury cookware company, together with the related assets and intellectual property rights for a purchase price of €3.7 million. The acquisition of the Spring brand contributed €7.7 million to our net sales in the year ended March 31, 2003. We capitalized the value of the Spring brand and related intellectual property rights in the amount of €1.0 million and began to amortize this cost over 20 years. See note 17(e) to our consolidated financial statements.

Cashs mail order

        On November 4, 2002, we acquired Cashs mail order business and mailing lists, together with other related assets and intellectual property, from Fairway Investments Limited for a purchase price of €22.7 million. The acquisition of the Cashs mail order business contributed approximately €12.0 million to our net sales in the year ended March 31, 2003. We capitalized the value of the Cashs' brand and related intellectual property rights in the amount of €14.9 million and began to amortize this cost over 20 years. We also capitalized the value of Cashs' mailing lists in the amount of €1.5 million and began to amortize this cost over 5 years. See note 17(e) to our consolidated financial statements.

Strong competition in the ceramics market

        The market for ceramics is highly competitive. In the ceramics industry, particularly in the mid-price earthenware market, competition from low-cost producers and the recent deteriorating economic conditions have led to strong competitive pressures on our pricing and margins. As a result, the operating income of our ceramics business (before restructuring, goodwill amortization and/or exceptional charges) decreased by 68.8% in the year ended March 31, 2003, from €9.6 million in the twelve month period ended March 31, 2002 to €3.0 million in the year ended March 31, 2003. Such operating income of our ceramics business (before restructuring, goodwill amortization and/or exceptional charges) decreased by 33.2% in the year ended December 31, 2001, from €18.7 million in the year ended December 31, 2000 to €12.5 million in the year ended December 31, 2001.

        These competitive pressures led us to seek to lower our operating costs and reduce our in-house ceramics production capacity in calendar year 2003, which resulted in our decision to close two manufacturing plants in the U.K. and to outsource the manufacture of our Johnson Brothers brand to the People's Republic of China by the end of 2003. See "—Effect of recent restructuring".

Effect of recent restructuring

        We operate in a competitive environment, particularly in our ceramics business. Our continued ability to reduce costs is a key factor in maintaining or improving our operating income. This has led us to reduce our operating costs and capacity and to restructure our operations. As a result, the historical financial information for the year ended December 31, 2000 may not be directly comparable to the historical financial information for the year ended December 31, 2001, due to the following restructuring activities:

  •
  the consolidation of our warehousing operations in the U.K. in 2001, greater use of technology and the devolution of certain Wedgwood central sales and administrative functions, which resulted in a restructuring charge of €19.6 million in the year ended December 31, 2001 (see note 7(a) to our consolidated financial statements);

  •
  the closure of our crystal manufacturing plant in Stourbridge in the West Midlands in the U.K. in 2001, the consolidation of our Stuart branded crystal manufacturing at our existing crystal factory in Ireland and the reduction of our production capacity at our crystal and ceramics manufacturing plants in the U.K., Ireland and Germany, resulted in a restructuring charge of €24.3 million in the year ended December 31, 2001 (see note 7(a) to our consolidated financial statements);

  •
  the €12.5 million in inventory write-offs and €5.4 million in exceptional charges for the closing of some of our concession and flagship stores.

        These restructuring measures resulted in exceptional restructuring charges in an aggregate amount of €61.8 million for the year ended December 31, 2001.

        In addition, the unaudited financial information for the twelve month period ended March 31, 2002 may also not be directly comparable to the historical financial information for the year ended March 31, 2003, due to the following restructuring activities:

  •
  the planned closure of two of our earthenware factories in Stoke-on-Trent in the U.K. by the end of calendar year 2003, and the consolidation of our Wedgwood branded fine earthenware production at our existing factories in Barlaston and Longton in Stoke-on-Trent in the U.K. and the subsequent outsourcing of production to Asia, as well as the restructuring of our European retail operations, which resulted in exceptional charges of €28.5 million (involving plant, machinery and land, building and inventory write-downs) in the year ended March 31, 2003 (see note 7(b) to our consolidated financial statements);

  •
  the completion of the integration of Hutschenreuther's operations into those of Rosenthal, which resulted in a restructuring charge of €2.7 million in the year ended March 31, 2003 (see note 7(b) to our consolidated financial statements);

  •
  the restructuring of our Waterford operations in Ireland, which resulted in a restructuring charge of €3.0 million in the year ended March 31, 2003 (see note 7(b) to our consolidated financial statements); and

  •
  headcount reduction in our selling and distribution operations, which resulted in a restructuring charge of €1.5 million in the year ended March 31, 2003 (see note 7(b) to our consolidated financial statements).

        These restructuring measures, resulted in exceptional restructuring charges in an aggregate amount of €35.7 million for the year ended March 31, 2003.

        Our 2003 Wedgwood restructuring resulted in additional exceptional restructuring charges to our earnings for the three months ended June 30, 2003 of €25.7 million. We expect that the announced plant closure under the Wedgwood 2003 restructuring plan will lead to the lay-off of approximately 1,000 additional employees. We expect that the restructuring of our Waterford operations in Ireland announced in July 2003 will result in additional exceptional charges to our earnings for the fiscal year ended March 31, 2004 of approximately €7.0 million and an additional headcount reduction of approximately 230 employees. See "Item 4—Information on the Company—Our Restructuring Program".

Capital expenditures and modernization of our existing factories

        While we have recently consolidated or closed certain of our production facilities, we also engaged in an aggressive modernization program of our remaining ceramic and crystal manufacturing plants in the U.K., Germany and Ireland. Between January 1, 1998 and March 31, 2003, we invested an aggregate of €239.2 million in capital expenditures, of which €134.6 million has been invested since January 1, 2000. In the years ended December 31, 2000 and 2001, the three months ended March 31, 2002, the year ended March 31, 2003 we had capital expenditures of €69.1 million (including accruals of €6.6 million), €38.0 million, €5.3 million and €22.2 million, respectively. See "—Capital expenditures". As a result of these capital expenditures, our depreciation expense increased significantly from the year ended December 31, 2000.

        During the year ended March 31, 2003, we reduced our capital expenditures, primarily as a result of the near completion of our plant modernization and consolidation program. We intend to pursue a more limited capital expenditure program in the short term, focusing on the maintenance of our plant and equipment, the continuous renewal of our product lines and the opening of additional flagship stores and refurbishment of other retail distribution space in key markets.

Millennium effect on sales of our crystal products

        During the four years ended December 31, 2000 and through the first eight months of the year ended December 31, 2001, our net sales of crystal were significantly increased through our offering of various lines of "millennium" themed collectible crystal products. Our "millennium" products, which included, for example, a series of millennium crystal champagne flutes for each of the four years leading up to and including the millennium year, allowed us to participate in consumers' celebrations of the year 2000. We estimate that sales of millennium themed products accounted for €99 million, €84 million and €15 million of our sales of crystal in each of the years ended December 31, 1999, 2000, and 2001, respectively. After 2001, however, our sales of millennium products decreased significantly. As a result, our net sales of crystal products for the year ended December 31, 2001 and later periods have been negatively affected by the drop-off in sales of our "millennium" products.

Seasonality

        Our net sales tend to be concentrated during the last six months of the calendar year, particularly during the Thanksgiving and Christmas holiday periods in November and December. In contrast, our fixed costs are spread consistently across the year. Our operating income in the second half of the calendar year tends to account for a significantly higher proportion of our total operating income than the first half of the calendar year, while net sales in the first calendar quarter are usually lower than net sales in each of the other three quarters.

        We changed our year end from December 31 to March 31 in an attempt to provide a more even presentation of our semi-annual financial performance each year. However, weak demand for our products during October, November and December 2002 resulted in lower net sales and net income in the second half of the fiscal year ended March 31, 2003, than in the first half of that year.

Inflation

        Our operating income during the last three years has not been significantly influenced by inflation, although our salary costs have been impacted by wage inflation in some jurisdictions.

Tax loss carry-forwards

        Certain of our U.K. and German subsidiaries have accrued substantial tax loss carry-forwards which, at March 31, 2003, totaled €191.0 million. Under current U.K. tax law, unused trading losses incurred by a company carrying on a trade in the U.K. may be carried forward indefinitely and set off against that entity's future taxable trading income earned in the same trade. Generally, current German tax legislation also allows for unused trading losses incurred by a company to be carried forward indefinitely and set off against that entity's future taxable trading income earned in the same trade.

Critical Accounting Policies and Estimation Techniques

        Our principal accounting policies are set out in note 2 to our consolidated financial statements included elsewhere in this annual report. These policies conform with Irish GAAP. Irish GAAP differs in certain significant respects from U.S. GAAP. A discussion of the principal differences between Irish GAAP and U.S. GAAP as they apply to our consolidated financial statements is set forth in note 33 to our consolidated financial statements included elsewhere in this annual report.

        We, like virtually all other companies, use estimates and judgments that affect the reported amounts in our consolidated financial statements and accompanying notes. The most significant estimates and assumptions affecting our financial statements involve: valuation of inventories, the recoverability of long-lived assets, provisions for deferred taxes, pension benefits, restructuring charges and goodwill and intangible assets.

        The following critical accounting policies and estimation techniques were used in the preparation of our consolidated financial statements:

Revenue Recognition

        Wholesale sales to department and specialty stores.    Our net sales to department and specialty stores, on a wholesale basis, are recorded upon the shipment of our products, net of sales taxes, discounts and returns.

        Retail sales through our own concessions, our flagship stores and outlets.    Our net sales through our own concessions at department and specialty stores, as well as through our flagship stores and outlets, on a retail basis, are recorded at the time of sale to the retail customer, net of sales taxes, discounts and returns.

        Retail sales through the Internet and our mail order catalog.    Our net sales through the Internet and our mail order catalog, on a retail basis, are recorded upon the shipment of such products to the retail customer, net of sales taxes, discounts and returns.

Cost of sales and distribution and administrative expenses

        Consolidated cost of sales, for the purposes of our consolidated financial statements, include the following:

  •
  The cost of all labor directly involved in the manufacturing process (including gross wages, social security, holiday pay, pension costs, bonus payments, sick pay, maternity leave), together with temporary and contract labor;

  •
  The cost of all materials consumed in the manufacturing process (including raw materials, utility costs, maintenance materials, and packaging);

  •
  The cost of freight, insurance, import fees and duties (where applicable), inland carriage to warehouse and goods inwards handling costs;

  •
  The cost of all outsourced product purchases;

  •
  The movement in stock of work in progress and finished goods (including all adjustments for physical inventory checks and provisioning); and

  •
  Those production and other overheads that can be reasonably allocated to the production function (including depreciation, rents, rates, insurance) and which have been incurred in the normal course of business and level of activity. Overheads relating to service departments such as quality control, engineering, accounts, IT and personnel departments are allocated by reference to the amount of support supplied by the service department to the production process.

        Consolidated distribution and administrative expenses for the purposes of our consolidated financial statements, include the following, except to the extent that a proportion of such costs are included in cost of sales:

  •
  Gross salaries and wages together with related on costs (including social security, holiday pay, pension costs, bonus payments, sick pay, maternity leave), together with temporary and contract labor;

  •
  Travel, entertainment and motor vehicle costs;

  •
  Design, marketing, advertising, public relations and product development costs;

  •
  Agents commission, occupancy costs and royalties;

  •
  Utility costs (including water, gas, electricity and other fuels);

  •
  Property costs (including rents, rates, service charges);

  •
  Insurance costs;

  •
  Audit, legal, taxation, recruitment, training and consultancy costs;

  •
  Stationery, copying, telecommunications, postage, bad debts, maintenance, cleaning and computer costs; and

  •
  Depreciation and goodwill amortization and profit/(loss) on sale of assets.

Providing for doubtful debts

        We sell our products on a wholesale basis to department stores and specialty stores, mainly on credit terms. We know that some debts due to us will not be paid as a result of the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economies in our principal markets and particular industry and customer issues. A significant, unanticipated downturn in the economy in one of our principal markets could require an increase in the estimated level of debts that will not be collected, which could negatively impact our operating results.

Inventory

        We value our manufactured finished goods and work-in-progress inventories at the lower of cost or net realizable value. Cost includes all direct labor, materials and appropriate factory overhead, together with transportation costs of inventory prior to sale, and duty where appropriate. In the case of outsourced inventories, cost is the purchase price plus duty where appropriate. Net realizable value is the actual or estimated selling price (net of trade discounts) less all other costs of completion, marketing, sales and/or distribution costs. If necessary, we write-down our inventory for discontinued, slow moving and unmarketable products, based upon assumptions about future demand, market conditions and disposal costs. If actual market conditions or actual disposal costs are less favorable than those projected by management, additional inventory write-downs may be required. In addition, our inventories are valued using the FIFO (first-in, first-out) method. Fluctuations in our inventory levels, factory capacity utilization, along with the cost of raw materials and labor, could impact the carrying value of our inventory.

        During the year ended March 31, 2003, as a result of the initiative to move the manufacture of Johnson Brothers products to the People's Republic of China, we undertook substantial revisions to our Johnson Brothers product offerings. As a result, the carrying value of our Johnson Brothers inventory was reduced to its estimated net realizable value, resulting in a charge of €10.3 million to the income statement. In addition, during the year ended March 31, 2003, the carrying value of other inventory held by our retail operations (our concessions, flagship stores and outlets), was also written down by €4.7 million.

Long-lived and tangible assets

        In accordance with Financial Reporting Standard 11 "Impairment of Fixed Assets and Goodwill", we periodically review our long-lived and tangible assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period.

        During the year ended March 31, 2003, following the weakening condition of the Johnson Brothers business, which led to the initiative to move production to the People's Republic of China, we reviewed the carrying value of the land, buildings, plant and machinery, which supported the production of Johnson Brothers' products. The plant and machinery with no future economic use was fully written-off and the land and buildings were written-down to their estimated disposal value resulting in a charge of €13.5 million.

Deferred taxes

        For accounting periods prior to January 23, 2002, no provision was made for deferred taxation liabilities if there was reasonable evidence that such liability would not be payable in the foreseeable future. No deferred tax assets were recognized unless they were realizable beyond a reasonable doubt. For accounting periods commencing after January 23, 2002 income taxes were accounted for by using the incremental liability method, which recognizes deferred tax assets and liabilities by applying currently enacted statutory tax rates in effect in the years in which the differences between the book and tax bases of existing assets and liabilities are expected to reverse. We believe that all net deferred tax assets shown on our balance sheet are more likely than not to be realized in the future. In determining the realizability of assets arising from tax losses carried forward, we use estimates of future taxable income which by their nature are uncertain.

        Due to the estimates and judgments involved in the application of this policy, future changes in these estimates and market conditions could have a material impact on the consolidated financial statements.

Pension benefits

        We maintain contributory defined benefit pension plans covering our employees, mainly in the U.K., Germany and Ireland, to provide post retirement benefits for participating employees. We make certain assumptions, on advice from our actuaries, that affect the underlying estimates relating to pension costs. Significant changes in interest rates, securities market values, inflation, earnings indices, and average lifespan of the population, could require us to revise key assumptions resulting in increased or reduced charges to earnings in respect of pension cost. See "Forward-Looking Statements".

        In accordance with Statement of Standard Accounting Practice 24, the cost of providing pensions to employees is calculated, with advice from independent actuaries, at what is expected to be a reasonably stable proportion of pensionable pay. Any surplus or deficits in pension schemes, identified by periodic acturial valuations, are taken to the statement of income over the remainder of the expected service lives of current employees.

        As a result, on December 31, 1999 the pension surplus identified in the actuarial valuation of our Wedgwood group pension plan was amortized over the average remaining service lives of plan members. In the year ended December 31, 2000, and December 31, 2001, this resulted in a reduction in the pension cost charged to the statement of income of €8.2 million and €8.4 million in each of such fiscal years, respectively. Following a significant decline in the market value of pension plan assets, it was decided with effect from April 1, 2002 to no longer amortize the pension surplus. The effect of this change on the results for the year ended March 31, 2003 was to reduce reported operating income by €7.8 million.

        Following the closure of Stuart Crystal's manufacturing facilities in Stourbridge, England, and in accordance with Statement of Standard Accounting Practice 24, we no longer believe that it is appropriate to amortize the Stuart pension fund deficit over the average remaining service lives of its employees. Accordingly, a provision of €3.9 million was made, representing the estimated pension deficit of the Stuart Crystal pension scheme as at March 31, 2003.

        As at March 31, 2003, our Wedgwood U.K. pension plans and our Waterford Ireland pension plan and disability fund on a Financial Reporting Standard 17 basis were in deficit by €162 million.

Restructuring provisions

        In the past we have committed ourselves to rationalize our business activities, close manufacturing plants, retail or office locations and/or reduce the number of employees. We will recognize a restructuring provision only after our management (a) has approved and committed us to a detailed restructuring plan, (b) has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features, and (c) intend that the implementation of the plan will commence soon after the commitment date. The amount recognized as a restructuring provision depends upon estimates based on various assumptions, including future severance costs, sublease or disposal costs, contractual termination costs and so forth. Such estimates are inherently subjective and may change based upon actual experience. During the year ended December 31, 2001, we recorded a €61.8 million restructuring charge to reduce the current number of employees, write-down inventories, close a manufacturing plant in the U.K. and recognize certain asset impairments. See "Forward-Looking Statements".

        During the year ended March 31, 2003, our Rosenthal business completed the integration of Hutschenreuther, resulting in restructuring charges of €2.7 million and a further €3.0 million of rationalization projects in other parts of our operations. In addition, headcount reductions in our distribution operations resulted in a restructuring charge of €1.5 million. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Effect of recent restructuring" and "Item 4—Information on the Company—Our Restructuring Program".

        In June 2003, Wedgwood announced a restructuring program, which resulted in restructuring charges of €25.7 million in the current fiscal year. In July 2003, Waterford announced a restructuring program, which we expect will result in restructuring charges of approximately €7.0 million in the current fiscal year.

Goodwill and intangible assets

        Goodwill arising on acquisition of subsidiary undertakings prior to December 31, 1997 is set off against reserves.

        Goodwill arising on acquisitions after December 31, 1997 is capitalized and amortized over its estimated useful life as are the value of other acquired intangible assets. Goodwill previously set off against reserves will be charged or credited in the consolidated statement of income on the subsequent disposal of the business to which it relates. Goodwill comprises the excess of the purchase price over the fair value of the net assets acquired.

        The fair value of the net assets acquired is determined only for those identifiable assets and liabilities of the acquired entity at the acquisition date. The fair values reflect the conditions that exist at the acquisition date. Fair value adjustments do not include provisions for costs to be incurred after the date of the acquisition for reorganizing new group companies and integrating them into our existing group. Such costs are charged to our consolidated statement of income after the acquisition date.

Foreign currency

        Our functional currency is the euro. Transactions in currencies other than the euro ("foreign currencies") are translated at the rate of exchange ruling at the date of the transaction or, where forward currency contracts have been arranged, at the contractual rates.

        Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences are taken to the consolidated statement of income.

        On consolidation of our group balance sheet, assets and liabilities denominated in foreign currencies are translated into euros at the period-end exchange rates unless matched by related forward contracts. Trading results and cash flows of overseas subsidiaries are translated into euros at the average rates of exchange for the period. Exchange differences arising from the restatement of opening balance sheets of overseas subsidiaries at period-end exchange rates and from the translation of the results of those subsidiaries at average exchange rates are dealt with through reserves, net of exchange differences on related currency borrowings and forward currency contracts. Other exchange gains and losses are taken to the consolidated statement of income.

Foreign exchange hedging

        We protect income and expenditure from the impact of foreign exchange fluctuations, where we consider it appropriate, by means of forward foreign currency contracts entered into to fix the exchange rates applicable to estimated future foreign currency receipts and payments and repayment of long term foreign currency borrowings. Contracts entered into to hedge future currency receipts and payments are either recognized in our consolidated statement of income on the maturity of the underlying hedge transaction and are classified in a manner consistent with the underlying nature of the hedged transaction, or in the case of gains and losses arising on cancellation due to the termination of the underlying exposure, are taken to our consolidated statement of income immediately. For hedges of long-term currency borrowings, the forward premium inherent in the forward currency contract is amortized to the consolidated statement of income over the life of the contract.

        During the year ended March 31, 2003 we elected to cancel all of our outstanding currency forwards for 2003. Gains from the cancellation of such instruments helped to counteract the fall in value of the U.S. dollar versus the euro and a fall in the value of the Japanese yen versus the U.K. pound Sterling in 2003 and contributed to an improvement in our operating income for the year ended March 31, 2003 of approximately €10.4 million. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Impact of exchange rate fluctuations".

        We also increased our net income by €9.7 million in the year ended March 31, 2003 when we repaid U.S.$120 million of bank debt, which we carried in the balance sheet at the euro-U.S.$ dollar exchange rate as at March 31, 2002 out of the proceeds of a new euro denominated bank loan. See note 7(c) to our consolidated financial statements.

Effect of changes in accounting estimates

        In 2001, as a consequence of our recent acquisition activity and the growth in the number of our retail stores, we undertook a review of our accounting estimation techniques in the areas of (a) application of overheads to inventory in manufacturing and to inventory held at retail stores and (b) the useful economic lives attributed to fixed assets. The outcome of this review resulted in changes to the way in which certain of our subsidiaries make these estimates and accordingly operating income for the year ended December 31, 2001 improved by approximately €15 million.

Improvements in the sales of obsolete Rosenthal inventories

        In 2003, the expansion in the number of factory outlet stores for Rosenthal, one of our ceramic manufacturers, enabled Rosenthal to generate a higher average selling price for its slow moving and obsolete inventory and, as a result, provisions amounting to €4.9 million were no longer deemed to be required and were released. This resulted in an increase in our operating income of approximately €4.9 million in the year ended March 31, 2003. See note 4 to our consolidated financial statements.

Declines in the market value of our pension plan assets

        Under Irish GAAP and in accordance with Statement of Standard Accounting Practice 24 "Accounting for Pension Costs", the pension surplus identified in the actuarial valuation of the Wedgwood group pension plan as at December 31, 1999, was being amortized over the average remaining service lives of plan members. In the year ended December 31, 2001, and the three months ended March 31, 2002, this resulted in a reduction in the pension cost charged to the statement of income of approximately €8.4 million and €2.1 million, respectively. Following a significant decline in the market value of pension plan assets, it was decided, effective April 1, 2002, to no longer amortize the pension surplus over the average remaining lives of plan members. The effect of this change on the results for the year ended March 31, 2003 was to reduce our operating income by €7.8 million.

        As at March 31, 2003, as a result of the significant decline in the value of the pension plan assets and the increase in pension scheme liabilities principally as a result of the reduction in the discount rate used to value pension scheme liabilities and the lengthening of the average lifespan of the population, our pension plan had a deficit of €162 million, as determined in accordance with Financial Reporting Standard No. 17 "Retirement Benefits", €106 million more than as at March 31, 2002. In response, we have, in conjunction with our employees, increased contributions to our pension funds in both 2002 and 2003. These increased contributions are designed to eliminate the deficits over the average remaining service lives of such employees, and are expected to lead to increased charges for pension costs in our statement of income.

U.S. GAAP reconciliation

        Our financial statements are prepared in accordance with Irish GAAP which differs in certain significant respects from U.S. GAAP. These differences and their approximate effects on consolidated net income, shareholders' equity and the balance sheet are set forth in note 33 to the consolidated financial statements. The most significant differences arise in accounting for derivative instruments and hedging activities, goodwill and other intangibles, deferred taxes, inventory valuations, property valuations and pension costs.

Goodwill and other indefinite-lived intangibles under U.S. GAAP

        In preparing the reconciliation of Irish GAAP to U.S. GAAP our accounting policy related to the annual impairment test for goodwill and other indefinite-lived intangibles is based on numerous estimates. We have a significant amount of goodwill related to acquisitions in prior years which is no longer amortized in accordance with U.S. GAAP. We believe that the accounting estimates related to the recoverability of the carrying value of goodwill and intangible assets are critical accounting estimates because:

(1)
The valuation is inherently judgemental and highly susceptible to change from period to period because it requires us to make assumptions about future supply and demand related to our individual business units; what future sales prices will be and what cost savings will be achievable;

(2)
The value of the benefit that we expect to realize as a result of the recent acquisitions are inherently subjective;

(3)
In accordance with U.S. GAAP, we determine the fair value of the reporting units using a weighted average cost of capital as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market, if incremental borrowings are necessary; and

(4)
The impact of an impairment charge could be material to our financial statements.

        If we fail to meet our forecasted sales levels, fail to achieve our anticipated cost reductions, or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting units are likely to be adversely affected resulting in impairment charges.

Presentation of unaudited financial information

        In the tables and the analysis presented below we have presented and analyzed our unaudited income statement for the twelve months ended March 31, 2002. We derived this information by aggregating our audited consolidated income statements for the year ended December 31, 2001 and the three months ended March 31, 2002, and deducting from that total our interim unaudited income statement items for the three months ended March 31, 2001. We have also presented and analyzed our unaudited summary cash flow statement for the twelve months ended March 31, 2002. This unaudited summary cash flow statement was prepared based upon our unaudited income statement for the same period and the balance sheet as at March 31, 2002 and 2003.

        We have prepared this unaudited financial information solely to assist in comparisons with our audited financial information for the year ended March 31, 2003. The unaudited financial information for the twelve months ended March 31, 2002 is not comparable with our audited historical financial information for the year ended December 31, 2001, among other things, because it repetitively accounts for our financial information for the nine month period from April 1, 2001 to December 31, 2001.

Results of Operations

        The following table sets forth our income and expense figures for the periods shown:

	Year ended December 31,		Three months ended March 31,		Twelve months ended March 31,	Year ended March 31,
	2000	2001(1)	2001	2002	2002(1)	2003
			(unaudited)(2)		(unaudited)(2)
	(€ in millions)
Net sales	1,084.4	1,012.0	221.6	207.2	997.6	951.3

Cost of sales	(555.9)	(585.6)		(116.3)		(520.3)

Gross profit	528.5	426.4		90.9		431.0
Distribution and administrative expenses	(426.7)	(428.1)		(101.5)		(406.3)
Other operating (expenses)/income	2.6	0.6		0.1		(3.1)

Operating income/(loss)	104.4	(1.1)	0.5	(10.5)	(12.1)	21.6
Gains arising on conversion of U.S.$ loans(3)	—	—	—	—	—	9.7
Profit on sale of fixed asset(3)	—	—	—	—	—	5.1
Deficit arising on closed pension scheme(3)	—	—	—	—	—	(3.9)
Amount written off investment(4)	—	(16.2)	—	—	(16.2)	—
Net interest expense	(24.8)	(26.0)	(6.3)	(5.5)	(25.2)	(25.3)

Net income/(loss) before taxes and minority interests	79.6	(43.3)	(5.8)	(16.0)	(53.5)	7.2
Taxes on income	(14.1)	1.1	—	0.2	1.3	(4.9)

Net income/(loss) after taxes before minority interest	65.5	(42.2)	(5.8)	(15.8)	(52.2)	2.3
Minority interest	(0.8)	(0.4)	0.4	0.4	(0.4)	(0.5)

Net income/(loss)	64.7	(42.6)	(5.4)	(15.4)	(52.6)	1.8

(1)
These periods are not comparable, among other things, because they repetitively account for the nine month period from April 1, 2001 to December 31, 2001.

(2)
We do not routinely prepare quarterly unaudited consolidated cost of sales and distribution and administrative expense (Operating Expenses) information for the group on a fiscal basis. Operating Expenses were €221.1 million in the three month period ended March 31, 2001 and €1,009.7 million in the twelve months ended March 31, 2002. The three month period ended March 31, 2002 was an audited period arising from our change of financial year end.

(3)
See note 7 to our consolidated financial statements included elsewhere in this annual report.

(4)
In December 2001 we wrote down our investment in Royal Doulton plc to its then market value, giving rise to a charge of €16.2 million under Irish GAAP. See note 8 to our consolidated financial statements.

        The following table sets forth the sales of each of our principal product categories for the periods shown and the percentage change period-on-period:

			% Change Year-on- year			% Change Three month Period-on- period 2001-2002
	Year ended December 31,			Three months ended March 31,			Twelve months ended March 31, 2002(1)		% Change Year-on- year 2002-2003
								Year ended March 31, 2003
	2000	2001(1)	2000-2001	2001	2002
				(unaudited)			(unaudited)
	(in millions of €, except percentages)
Net Sales by product category:
Core Crystal Sales	351.3	354.0	0.7%	72.4	64.9	(10.4)%	352.3	310.3	(11.9)%
Millennium Crystal Sales	84.4	14.6	(82.7)%	6.4	3.2	(50.0)%	5.6	4.0	(28.6)%

Crystal	435.7	368.6	(15.4)%	78.8	68.1	(14.6)%	357.9	314.3	(12.2)%
Ceramics	481.4	472.9	(1.8)%	112.2	97.8	(12.8)%	458.5	414.2	(9.7)%
Premium cookware	104.6	92.9	(11.2)%	22.2	25.0	12.6%	95.7	121.8	27.3%
Other products	62.7	77.6	23.8%	8.4	16.3	94.0%	85.5	101.0	18.1%

Net Sales	1,084.4	1,012.0	(6.7)%	221.6	207.2	(6.5)%	997.6	951.3	(4.6)%

(1)
These periods are not comparable, among other things, because they repetitively account for the nine month period from April 1, 2001 to December 31, 2001.

        The following table sets forth the operating income/(loss) (before exceptional restructuring charges) and exceptional restructuring charges of each of our principal product categories for the periods shown and the margin for each respective period.

	Year ended December 31, 2000	% Margin(2)	Year ended December 31, 2001(1)	% Margin(2)	Three months ended March 31, 2001	% Margin(2)	Three months ended March 31, 2002	% Margin(2)	Twelve months ended March 31, 2002(1)	% Margin(2)	Year ended March 31, 2003	% Margin(2)
					(unaudited)				(unaudited)
	(in millions of €, except percentages)
Operating income/(loss) (before exceptional restructuring charges) by product category:
Crystal	65.8	15.1%	29.2	7.9%	5.5	7.0%	(2.0)	(2.9)%	21.7	6.1%	27.5	8.7%
Ceramics	17.6	3.7%	11.3	2.4%	(6.7)	(6.0)%	(9.6)	(9.8)%	8.4	1.8%	1.8	0.4%
Premium cookware	11.2	10.7%	6.8	7.3%	1.8	8.1%	0.6	2.4%	5.6	5.9%	16.8	13.8%
Other products	9.8	15.6%	13.4	17.3%	(0.1)	(1.2)%	0.5	3.1%	14.0	16.4%	11.2	11.1%

Operating Income/(loss) (before exceptional restructuring charges)	104.4	9.6%	60.7	6.0%	0.5	0.2%	(10.5)	(5.1)%	49.7	5.0%	57.3	6.0%
Exceptional restructuring charges by product category(3)
Crystal	—	—	(27.5)	(7.5)%	—	—	—	—	(27.5)	(7.7)%	(4.5)	(1.4)%
Ceramics	—	—	(33.9)	(7.2)%	—	—	—	—	(33.9)	(7.4)%	(31.2)	(7.5)%
Premium cookware	—	—	—	—	—	—	—	—	—	—	—	—
Other products	—	—	(0.4)	(0.5)%	—	—	—	—	(0.4)	(0.5)%	—	—

Exceptional restructuring charges	—	—	(61.8)	(6.1)%	—	—	—	—	(61.8)	(6.2)%	(35.7)	(3.8)%

Operating income/(loss) by product category:
Crystal	65.8	15.1%	1.7	0.5%	5.5	7.0%	(2.0)	(2.9)%	(5.8)	(1.6)%	23.0	(7.3)%
Ceramics	17.6	3.7%	(22.6)	(4.8)%	(6.7)	(6.0)%	(9.6)	(9.8)%	(25.5)	(5.6)%	(29.4)	(7.1)%
Premium cookware	11.2	10.7%	6.8	7.3%	1.8	8.1%	0.6	2.4%	5.6	5.9%	16.8	13.8%
Other products	9.8	15.6%	13.0	16.8%	(0.1)	(1.2)%	0.5	3.1%	13.6	15.9%	11.2	11.1%

Operating income/(loss)	104.4	9.6%	(1.1)	(0.1)%	0.5	0.2%	(10.5)	(5.1)%	(12.1)	(1.2)%	21.6	2.3%

(1)
These periods are not comparable, among other things, because they repetitively account for the nine month period from April 1, 2001 to December 31, 2001.

(2)
Margin is calculated for each of the respective periods presented by dividing operating income (before exceptional restructuring charges) and exceptional restructuring charges for each product category by their respective net sales figure.

(3)
See "—Principal Factors that Affect our Results of Operations—Effect of recent restructuring" and note 7 to our consolidated financial statements.

Year ended March 31, 2003 compared to the twelve months ended March 31, 2002

        The following table sets forth our income statement data and the percentage relationship to net sales of each line item, for the periods shown:

	Twelve months ended March 31,		Year ended March 31,
	2002(1)		2003
	(unaudited)
	(€, in millions)
Net sales	997.6	100.0%	951.3	100.0%

Cost of sales			(520.3)	(54.7)%

Gross profit			431.0	45.3%
Distribution and administrative expenses			(406.3)	(42.7)%
Other operating (expenses)/income			(3.1)	(0.3)%

Operating income/(loss)	(12.1)	(1.2)%	21.6	2.3%
Investment written off	(16.2)	(1.6)%	—	—
Gains arising on conversion of U.S.$loans	—	—	9.7	1.0%
Profit on sale of fixed asset	—	—	5.1	0.5%
Deficit arising on closed pension scheme	—	—	(3.9)	(0.4)%

Net interest expense	(25.2)	(2.5)%	(25.3)	(2.6)%

Net income/(loss) before taxes	(53.5)	(5.3)%	7.2	0.8%
Taxes on income	1.3	0.1%	(4.9)	(0.5)%

Net income/(loss) after taxes before minority interest	(52.2)	(5.2)%	2.3	0.3%
Minority interest	(0.4)	—	(0.5)	—

Net income/(loss)	(52.6)	(5.2)%	1.8	0.3%

(1)
We do not routinely prepare quarterly unaudited consolidated cost of sales and distribution and administrative expense (Operating Expenses) information for the group on a fiscal basis. Operating Expenses were €1,009.7 million in the twelve month period ended March 2002.

Net Sales

        Our net sales declined by €46.3 million, or 4.6%, in the year ended March 31, 2003, from €997.6 million in the twelve months ended March 31, 2002 to €951.3 million in the year ended March 31, 2003. Crystal accounted for 33.0% of our net sales in the year ended March 31, 2003, a decrease from March 31, 2002 when it accounted for 35.9% of our net sales. Ceramics continued to be the largest component of our net sales (43.5% of net sales in the year ended March 31, 2003, as compared to 46.0% for the twelve months ended March 31, 2002). Premium cookware accounted for 12.8% of our net sales in the year ended March 31, 2003, an increase from March 31, 2002, when it accounted for 9.6% of our net sales. Other products accounted for 10.6% of our net sales in the year ended March 31, 2003, an increase from March 31, 2002 when this category accounted for 8.6% of our net sales.

        The decline in our net sales from the year ended March 31, 2002 to the year ended March 31, 2003 was primarily due to reduced demand for crystal and ceramics, particularly in the U.S., Europe and Japan, as a result of the continued global economic downturn, the uncertainty following the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed, and was partly offset by €7.7 million increase in net sales from the sales of Spring branded cookware, which we acquired in May 2002, and a €12.0 million increase in net sales resulting from product sales through Cashs mail order business, which we acquired in November 2002. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions".

  Crystal net sales

        Net sales of crystal declined by €43.6 million, or 12.2%, in the year ended March 31, 2003 from €357.9 million in the twelve months ended March 31, 2002 to €314.3 million in the year ended March 31, 2003.

        The 12.2% decrease in crystal net sales in the year ended March 31, 2003, principally reflected a decrease in sales volume and foreign exchange rate fluctuations (largely related to our sales in the U.S. which decreased partly as a result of an increase in the relative value of the euro to the U.S. dollar during the period), partially offset by the slight increase in crystal sales derived from the acquisition of Cashs mail order business. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions". At constant exchange rates crystal net sales declined by approximately 4.6% as a result of the ongoing weakness in U.S. domestic demand for our goods and, in particular, of the weakness in department store sales generally, through which the bulk of our U.S. sales are derived. The weak U.S. demand reflects the impact of the ongoing U.S. and global economic downturn, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed.

  Ceramics net sales

        Net sales of ceramics declined by €44.3 million, or 9.7%, in the year ended March 31, 2003 from €458.5 million in the twelve months ended March 31, 2002 to €414.2 million in the year ended March 31, 2003.

        The 9.7% decrease in ceramic net sales in the year ended March 31, 2003, principally reflected foreign exchange rate fluctuations (largely related to our sales in the U.S., the U.K. and Japan which decreased partly as a result of an increase in the relative value of the euro to the U.S. dollar, the pound Sterling and the Japanese yen during the period) and a decrease in sales volume. At constant exchange rates ceramic sales declined by approximately 5.3% as a result of the ongoing global economic downturn and the decrease in tourism resulting from such economic downturn, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed.

  Premium cookware net sales

        Premium cookware net sales increased by €26.1 million, or 27.3% in the year ended March 31, 2003 from €95.7 million in the twelve months ended March 31, 2002 to €121.8 million in the year ended March 31, 2003.

        The 27.3% increase in premium cookware net sales in the year ended March 31, 2003 as compared to the twelve months ended March 31, 2002, reflected an increase in sales volume during the period offset by foreign exchange rate fluctuations (largely related to our sales in the U.S., whose increase was offset as a result of an increase in the relative value of the euro to the U.S. dollar during the period). At constant exchange rates, premium cookware sales increased by 43.6%, reflecting the increase in sales volume from successful product introductions, continued growth of the Emerilware product line and a first time net sales contribution of approximately €7.7 million of Spring branded cookware, resulting from our May 2002 acquisition of Spring. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions—Spring".

  Other products net sales

        Other products net sales increased by €15.5 million, or 18.1% in the year ended March 31, 2003 from €85.5 million in the twelve months ended March 31, 2002 to €101.0 million in the year ended March 31, 2003.

        The 18.1% increase in other products net sales in the year ended March 31, 2003 as compared to the twelve months ended March 31, 2002, reflected an increase in sales volume during the period offset by the effect of exchange rates. At constant exchange rates net sales of other products increased by 29.2%, reflecting the increase in net sales from successful product introductions of linens, jewelry and Waterford Holiday Heirloom branded giftware and a full year contribution to sales of approximately €25.4 million from Ashling Corporation, which was acquired on July 1, 2001 and contribution to sales from Cashs mail order business, which was acquired on November 2, 2002. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions". The U.S., Germany and Japan are the principal sources of sales of our other products.

Cost of sales and distribution and administrative expenses

        Our Operating Expenses decreased 7.9% during the fiscal year ended March 31, 2003, to €929.7 million from €1,009.7 million in the twelve months ended March 31, 2002. This decrease in our Operating Expenses principally reflected the decrease in the exceptional restructuring charges that we recognized during such periods as a result of the restructuring of our crystal and ceramics businesses. In the fiscal year ended March 31, 2003, we recognized an exceptional restructuring charge of €35.7 million, while in the twelve months ended March 31, 2002, we recognized an exceptional restructuring charge of €61.8 million. See "Item 4—Information on the Company—Our Restructuring Program".

        Ignoring the effect of our exceptional restructuring charges, our Operating Expenses decreased €53.9 million, or 5.7%, during the fiscal year ended March 31, 2003, to €894.0 million in the fiscal year ended March 31, 2003 from €947.9 million in the twelve months ended March 31, 2002, primarily reflecting a decrease in the Operating Expenses (before exceptional restructuring charges) of our crystal and ceramics operations which were offset by an increase in the Operating Expenses of our premium cookware operations.

  Crystal

        The Operating Expenses (before exceptional restructuring charges) of our crystal operations decreased by €49.4 million, or 14.7%, during the fiscal year ended March 31, 2003. The 14.7% decrease in Operating Expenses (before exceptional restructuring charges) primarily reflects a decrease in our cost of sales resulting from a reduction in our sales together with a reduction in manufacturing costs as a result of the closure of our Stuart crystal manufacturing facility in the U.K. and from the transfer, to in-house production, of product previously outsourced, thereby maximizing the use of available production capacity. The decrease in our Operating Expenses (before exceptional restructuring charges) also reflects the positive impact from foreign currency hedging and foreign exchange translation impact (largely related to our U.S. dollar denominated Operating Expenses, which decreased partly as a result of an increase in the relative value of the euro to the U.S. dollar during the period). The decrease in Operating Expenses (before exceptional restructuring charges) was offset by an increase in Operating Expenses associated with our November 2002 acquisition of the Cashs mail order business and wage inflation in certain jurisdictions.

        In response to the decrease in our sales, we increased our efforts to reduce our Operating Expenses (before exceptional restructuring charges) through tighter cost control and our restructuring program.

  Ceramics

        The Operating Expenses (before exceptional restructuring charges) of our ceramics operations decreased by €37.7 million, or 8.4%, during the fiscal year ended March 31, 2003. The 8.4% decrease in Operating Expenses (before exceptional restructuring charges) primarily reflects a decrease in our cost of sales resulting from a reduction in our sales together with a reduction in manufacturing costs as a result of our restructuring programs in both our Wedgwood and Rosenthal manufacturing facilities (including headcount reductions) and a foreign exchange translation impact (largely related to our sterling denominated Operating Expenses, which decreased partly as a result of an increase in the relative value of the euro to the pound Sterling during the period). The decrease in Operating Expenses (before exceptional restructuring charges) was partially offset by the impact of wage inflation in certain jurisdictions, guaranteed payments made in respect of short-time working at our U.K. manufacturing facilities, increases in pension costs, increased insurance premiums and the cessation of the amortization of the Wedgwood pension surplus with effect from April 2002.

        In response to the decrease in our sales, we increased our efforts to reduce our Operating Expenses (before exceptional restructuring charges) through tighter cost control and our restructuring program, including the de-centralization of certain Wedgwood operations and the consolidation of the selling teams at Rosenthal.

  Premium cookware

        The Operating Expenses of our premium cookware operations increased by €14.9 million, or 16.5%, during the fiscal year ended March 31, 2003.

        The 16.5% increase in Operating Expenses (before exceptional restructuring charges) is primarily a result of an increase in variable costs reflecting increased sales, together with increased insurance costs (primarily workers' compensation insurance) and management bonuses partially offset by a positive foreign exchange translation impact (largely related to our U.S. dollar denominated Operating Expenses which decreased partly as a result of an increase in the relative value of the euro to the U.S. dollar during the period. The increase in Operating Expenses also reflects the acquisition of the Spring brand which was acquired in May 2002.

  Other products

        The Operating Expenses (before exceptional restructuring charges) increased by €18.3 million, or 25.6%, during the fiscal year ended March 31, 2003. The 25.6% increase in the Operating Expenses (before exceptional restructuring charges) was primarily due to the increase in sales from our introduction of linens, jewelry and Waterford Holiday Heirloom branded giftware and to the full year impact of our acquisition of Ashling Corporation in July 2001 and from the acquisition of Cashs mail order business in November 2002. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions".

Operating income/(loss)

        Our operating income increased in the year ended March 31, 2003 by €33.7 million, from an operating loss of €12.1 million in the twelve months ended March 31, 2002 to an operating income of €21.6 million in the year ended March 31, 2003. The increase in our operating income for the year ended March 31, 2003 compared to the twelve month period ended March 31, 2002, primarily reflects the €26.1 million decrease in our exceptional restructuring charges, which had been €61.8 million in the twelve months ended March 31, 2002 and €35.7 million in the fiscal year ended March 31, 2003. Our expenditures on our restructuring program peaked in the fiscal year ended December 31, 2001. See "Item 4—Information on the Company—Our Restructuring Program".

        In addition, the increase in our operating income for the year ended March 31, 2003 compared to the twelve month period ended March 31, 2002, also reflects the fact that we were able to increase our net sales of premium cookware and other products, while minimizing our operating losses resulting from a decrease in demand for our crystal and ceramic products by decreasing our Operating Expenses through a combination of cost controls and restructuring actions, together with improved yields from foreign currency hedging.

Other exceptional income/costs

  Amount written off investment

        In 2001, we decided to write-down our investment in Royal Doulton plc, resulting in a charge to our net income before taxes and minority interests of €16.2 million in the twelve months ended March 31, 2002. The carrying value of this investment at March 31, 2002 was €3.0 million and at March 31, 2003, following the purchase of additional shares and participation in a rights issue, it was €8.8 million. We did not incur any charges to operating income in the fiscal year ended March 31, 2003. See note 8 to our consolidated financial statements.

  Exceptional foreign exchange gain arising from the conversion of U.S. dollar loan

        During the year ended March 31, 2003, we repaid U.S.$120 million in bank debt with the proceeds from a euro denominated bank loan. As a result of favorable movements in the euro-U.S. dollar exchange rate since the prior year end, we realized a foreign exchange gain of €9.7 million. See note 7(c) to our consolidated financial statements. See "—Critical Accounting Policies and Estimation Techniques—Foreign currency".

  Exceptional profit on sale of fixed asset

        During the year ended March 31, 2003, we sold certain surplus land at our Waterford Crystal manufacturing facility in Kilbarry, Ireland. As a result we realized an exceptional capital gain of €5.1 million (which incurred a capital gains tax charge of approximately €1.0 million, included in our taxation expense). See note 7(c) to our consolidated financial statements.

  Exceptional provision arising from the closure of Stuart pension plan

        Following our closure of our Stuart Crystal manufacturing facility in Stourbridge, England and in accordance with Statement of Standard Accounting Practice 24, it was no longer appropriate to amortize Stuart's pension plan deficit over the average remaining service lives of Stuart employees. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Effect of recent restructuring". Accordingly, we established a provision of €3.9 million, representing the estimated deficit of the Stuart pension plan at March 31, 2003. See note 7(c) to our consolidated financial statements.

Net interest expense

        In the year ended March 31, 2003, our net interest expense was €25.3 million, compared to €25.2 million for the twelve months ended March 31, 2002. The stability of our net interest expense reflected our relatively consistent debt and interest rate levels during this period.

Taxes on income

        In the year ended March 31, 2003, we incurred taxation charges of €4.9 million compared to a taxation credit of €1.3 million in the twelve months ended March 31, 2002. The increase in taxation charges in the year ended March 31, 2003 was due to significant increases in taxable income in our

U.S. businesses as a result of increased net income from U.S. operations. This increase was partially offset by credits for prior years.

Net income/(loss) after taxes before minority interest

        Our net income after taxes before minority interest increased in the year ended March 31, 2003 by €54.5 million, from a loss of €52.2 million in the twelve months ended March 31, 2002 to an income of €2.3 million in the year ended March 31, 2003. The increase in our net income after taxes before minority interests for the year ended March 31, 2003 compared to the twelve month period ended March 31, 2002, primarily reflects the €26.1 million decrease in our exceptional restructuring charges, which had been €61.8 million in the twelve months ended March 31, 2002 and €35.7 million in the fiscal year ended March 31, 2003 and the fact that in the twelve months ended March 31, 2002 we wrote down our investment in Royal Doulton plc to the market value, giving rise to an exceptional charge of €16.2 million in that year.

Three months ended March 31, 2002 compared to the three months ended March 31, 2001

        The following table sets forth our income and expense figures and the percentage relationship to net sales of our income and expense items for the interim periods shown:

	Three months ended March 31,
	2001(1)		2002
	(unaudited)
	(€, in millions)
Net sales	221.6	100.0%	207.2	100.0%

Cost of sales			(116.3)	(56.1)%
Gross profit			90.9	43.9%
Distribution and administrative expenses			(101.5)	(49.0)%
Other operating (expenses)/income			0.1	0.0%

Operating income/(loss)	0.5	0.2%	(10.5)	(5.1)%
Net interest expense	(6.3)	(2.8)%	(5.5)	(2.6)%

Net income/(loss) before taxes	(5.8)	(2.6)%	(16.0)	(7.7)%
Taxes on income	—	—	0.2	0.1%

Net income/(loss) after taxes before minority interest	(5.8)	(2.6)%	(15.8)	(7.6)%
Minority interest	0.4	0.2%	0.4	0.2%

Net income/(loss)	(5.4)	(2.4)%	(15.4)	(7.4)%

(1)
We do not routinely prepare quarterly unaudited consolidated cost of sales and distribution and administrative expense (Operating Expenses) information for the group on a fiscal basis. Operating Expenses were €221.1 million in the three month period ended March 31, 2001. The three month period ended March 31, 2002 was an audited period arising from our change of financial year end.

Net Sales

        During the three month period ended March 31, 2002, our net sales declined by €14.4 million, or 6.5%, compared to the three month period ended March 31, 2001, from €221.6 million in the three months ended March 31, 2001 to €207.2 million in the three months ended March 31, 2002.

        The decline of our net sales for the three month period ended March 31, 2002 was primarily due to reduced demand for crystal and ceramics, particularly in the U.S., Europe and Japan, as a result of the continued economic downturn, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed.

Cost of sales and distribution and administrative expenses

        Our Operating Expenses decreased €3.4 million, or 1.5%, during the three months ended March 31, 2002, to €217.7 million from €221.1 million in the three months ended March 31, 2001.

        The decrease in our Operating Expenses reflects a decrease in our sales, together with a reduction in manufacturing costs as a result of our restructuring program, partially offset by the impact of inflation in certain jurisdictions and by an increase in cost of sales associated with our July 2001 acquisition of WC Designs.

        In response to the decrease in our sales, we increased our efforts to reduce our Operating Expenses through tighter cost control and our restructuring program.

Operating income/(loss)

        During the three month period ended March 31, 2002, our operating income decreased by approximately €11.0 million compared to the three month period ended March 31, 2001, from a profit of €0.5 million in the three months ended March 31, 2001 to a loss of €10.5 million in the three months ended March 31, 2002.

Net interest expense

        During the three month period ended March 31, 2002, our net interest expense was approximately €5.5 million, compared to approximately €6.3 million for the three month period ended March 31, 2001. The decrease in our net interest expense reflected a decrease in interest rates during this period.

Net income/(loss) after taxes before minority interest

        During the three month period ended March 31, 2002, we had a net loss after taxes and before minority interests of €15.8 million compared to net loss after taxes and before minority interests of €5.8 million for the three month period ended March 31, 2001. This was primarily due to the continued fall in demand for our crystal and ceramics products as a result of the continued economic downturn in the United States, Europe and Japan, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed.

Year ended December 31, 2001 compared to the year ended December 31, 2000

        The following table sets forth our income and expense figures and the percentage relationship to net sales of our income and expense items for the periods shown:

	Year ended December 31,
	2000		2001
	(€, in millions)
Income and expense items and as a percentage of net sales
Net sales	1,084.4	100.0%	1,012.0	100.0%
Cost of sales	(555.9)	(51.3)%	(585.6)	(57.9)%

Gross profit	528.5	48.7%	426.4	42.1%
Distribution and administrative expenses	(426.7)	(39.3)%	(428.1)	(42.3)%
Other operating (expenses)/income	2.6	0.2%	0.6	0.1%

Operating income/(loss)	104.4	9.6%	(1.1)	(0.1)%
Amount written off investment	—	—	(16.2)	(1.6)%
Net interest expense	(24.8)	(2.3)%	(26.0)	(2.6)%

Net income/(loss) before taxes	79.6	7.3%	(43.3)	(4.3)%
Taxes on income	(14.1)	(1.3)%	1.1	0.1%

Net income/(loss) after taxes before minority interest	65.5	6.0%	(42.2)	(4.2)%
Minority interest	(0.8)	—	(0.4)	—

Net income/(loss)	64.7	6.0%	(42.6)	(4.2)%

Net Sales

        Our net sales decreased by €72.4 million, or 6.7%, in the year ended December 31, 2001, from €1,084.4 million in the year ended December 31, 2000 to €1,012.0 million for the year ended December 31, 2001. Our ceramics business was the largest component of our net sales (accounting for 46.7% of our net sales, compared to 44.4% for the year ended December 31, 2000). In the year ended December 31, 2001, our crystal business accounted for 36.4% of our net sales, compared to 40.2% for the year ended December 31, 2000. In the year ended December 31, 2001, our premium cookware business accounted for 9.2% of our net sales, compared to 9.6% for the year ended December 31, 2000. In the year ended December 31, 2001, other products accounted for 7.7% of net sales, compared to 5.8% for the year ended December 31, 2000.

        The decline in our net sales from 2000 to 2001 was primarily due to reduced demand for our millennium products and the weak demand for luxury lifestyle products generally in light of the economic downturn, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed. The decline in our net sales was partly offset by the first full year contribution by Hutschenreuther, which we acquired in August 2000, and the first time contribution of W-C Designs, which we acquired together with Ashling Corporation in July 2001. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions".

  Crystal net sales

        Crystal net sales decreased by €67.1 million, or 15.4% to €368.6 million in the year ended December 31, 2001, from €435.7 million in the year ended December 31, 2000.

        The 15.4% net sales decrease in 2001 resulted principally from a decrease in sales volume and changes in product mix, which principally reflected the reduction in demand for our millennium products in 2001 and the slowdown in the U.S. and global economies generally following the events of September 11, 2001. Our millennium sales of crystal decreased by approximately €69 million, or 82%, from approximately €84 million to €15 million in the year ended December 31, 2001. This decrease in crystal net sales was partially offset by a small increase in our crystal net sales caused by a slight appreciation of the U.S. dollar against the euro. The U.S. is our principal source of sales of crystal products.

  Ceramics net sales

        Ceramics net sales decreased by €8.5 million, or 1.8% to €472.9 million in the year ended December 31, 2001, from €481.4 million in the year ended December 31, 2000.

        The 1.8% sales decrease in 2001 primarily resulted from decreases in the volume of our sales of ceramics as a result of the U.S. and global economic slowdown, the terrorist attacks in the United States on September 11, 2001, and changes in product mix. These decreases were partially offset by the full year contribution in 2001 of product sales of the Hutschenreuther brand, which was acquired with effect from August 1, 2000. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions—Hutschenreuther".

  Premium cookware net sales

        Premium cookware net sales decreased by €11.7 million, or 11.2% to €92.9 million in the year ended December 31, 2001, from €104.6 million in the year ended December 31, 2000.

        The 11.2% sales decrease in 2001 primarily reflects the decrease in the volume of our sales of premium cookware during the period as a result of the U.S. slowdown and the terrorist attacks in the United States on September 11, 2001. This decrease in premium cookware sales was offset by a small increase in our premium cookware sales caused by a slight appreciation of the U.S. dollar against the euro.

  Other products net sales

        Other products net sales increased by €14.9 million, or 23.8% to €77.6 million in the year ended December 31, 2001 from €62.7 million in the year ended December 31, 2000.

        The 23.8% sales increase in 2001 primarily resulted from an increase in the volume and product mix of our sales as a result of a six month contribution by W-C Designs, which was acquired together with the Ashling Corporation on July 1, 2001. There was only a small year-on-year foreign exchange translation effect.

Cost of sales and distribution and administrative expenses

        During the year ended December 31, 2001, we recognized €61.8 million in exceptional restructuring charges due to the restructuring of our crystal and ceramics businesses. See "Item 4—Information on the Company—Our Restructuring Program". These restructuring charges resulted in our Operating Expenses increasing 3.4% during the year ended December 31, 2001, to approximately €1,013 million from €980.0 million in the year ended December 31, 2000. Our cost of sales increased 5.3% in the same period, from €555.9 million to €585.6 million, our distribution and administrative expenses increased €1.4 million, from €426.7 million to €428.1 million and other income decreased from €2.6 million to €0.6 million.

        Ignoring the effect of our exceptional restructuring charges our Operating Expenses decreased €28.7 million, or 2.9%, during the year ended December 31, 2001, to €951.3 million from €980.0 million in the year ended December 31, 2000, primarily reflecting a decrease in the Operating Expenses (before exceptional restructuring charges) of our crystal and premium cookware operations.

  Crystal

        The Operating Expenses (before exceptional restructuring charges) of our crystal operations decreased by €30.5 million, or 8.2%, during the year ended December 31, 2001.

        The 8.2% decrease in our Operating Expenses (before exceptional restructuring charges) primarily reflects a decrease in our cost of sales, resulting from a reduction in our sales, together with a reduction in the level of inventory write-offs which were disproportionately high in 2000. Also, in response to the decrease in our sales, we reduced our Operating Expenses (before exceptional restructuring charges) through tighter cost control and through a reduction in the amount incurred under our profit sharing scheme. In addition, we incurred a one-off charge in 2000 of €2.3 million relating to the settlement of a pension benefits related legal action taken by a group of ex-employees. Foreign exchange rate movements did not have a material impact on the comparison of these two periods.

  Ceramics

        The Operating Expenses (before exceptional restructuring charges) of our ceramics operations decreased by €2.2 million during the year ended December 31, 2001.

        The decrease in our Operating Expenses (before exceptional restructuring charges) primarily reflects a decrease in our sales, together with a reduction in manufacturing costs as a result of our restructuring program (including headcount reductions in our ceramics operations pursuant to the Wedgwood restructuring program). See "Item 4—Information on the Company—Our Restructuring Program". The decrease in our Operating Expenses (before restructuring charges) was partially offset by the impact of wage inflation in certain jurisdictions, guaranteed payments made in respect of short-

time working at our U.K. manufacturing facilities and the full year impact of the Hutschenreuther brand acquisition, which was acquired in August 2000 and increased royalty receivables from brand extensions under license.

  Premium cookware

        The Operating Expenses (before exceptional restructuring charges) of our premium cookware operations decreased by €7.3 million, or 7.8%, during the year ended December 31, 2001.

        The 7.8% decrease in the Operating Expenses (before exceptional restructuring charges) of our premium cookware operations reflected a decrease in our sales and a reduction in the level of management bonuses.

  Other products

        The Operating Expenses (before exceptional restructuring charges) of our other products increased by €11.3 million, or 21.4%, during the year ended December 31, 2001. The 21.4% increase in the Operating Expenses (before exceptional restructuring charges) of our other products reflected an increase in our sales, as well as the contribution to Operating Expenses from the acquisition of Ashling Corporation in July 2001. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions."

Operating income/(loss)

        Our operating loss was €1.1 million in the year ended December 31, 2001, compared to operating income of €104.4 million in the year ended December 31, 2000. The decrease in our operating income for the year ended December 31, 2001 compared to the year ended December 31, 2000, was primarily due to the €61.8 million exceptional restructuring charge in November 2001. See "Item 4—Information on the Company—Our Restructuring Program". In addition, the decrease in our operating income reflected a decrease in our net sales resulting from a fall in demand for our products, primarily the reduced demand for our millennium products, and the weak demand for luxury lifestyle products generally in light of the economic downturn, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability which followed.

Amount written off investment

        In 2001, we decided to write-down our investment in Royal Doulton plc, resulting in a charge to our net income before taxes and minority interest of €16.2 million in the year ended December 31, 2001. The carrying value of this investment at December 31, 2001 was €2.0 million. See note 8 to our consolidated financial statements.

Net interest expense

        Net interest expense in the year ended December 31, 2001 increased by 4.8%, or €1.2 million, from €24.8 million in the year ended December 31, 2000 to €26.0 million in the year ended December 31, 2001. The increase in net interest expense reflected a full year's interest from the €10.7 million in debt raised in August of 2000 to fund the purchase of Hutschenreuther, as well as the €4.6 million of debt acquired upon our purchase of Ashling Corporation on July 1, 2001.

Taxes on income

        For the year ended December 31, 2001, we recognized a net tax credit of €1.1 million, as compared to tax expense of €14.1 million for the year ended December 31, 2000. The fall in taxes on income in 2001 was due to the reduction of our operating income and our incurrence of substantial restructuring charges in that year.

Net income/(loss) after taxes before minority interest

        In the year ended December 31, 2001, we had a net loss after taxes and before minority interests of €42.2 million compared to a net income after taxes and before minority interests of €65.5 million for the year ended December 31, 2000. Our net loss in the year ended December 31, 2001, was primarily due to a €61.8 million restructuring charge, the write-down of our investment in Royal Doulton plc, and the fall in demand for our products.

Liquidity

        Our primary sources of liquidity are our cash flow from operations and borrowings, principally from our revolving credit facility and certain other borrowings. The following table sets forth our net cash inflow from operating activities and our cash flows under Irish GAAP for the periods indicated.

	Year ended December 31,		Twelve months ended March 31,	Year ended March 31,
	2000	2001	2002	2003
			(unaudited)
		(€, in millions)
Operating income/(loss)	104.4	(1.1)	49.7	57.3
Provision for redundancy and related costs	—	39.1	(22.7)	—
Restructuring	(5.4)	(13.3)	(19.6)	(20.6)
Depreciation and amortization	44.3	48.8	54.7	46.7
Surplus on sale of fixed assets	(0.5)	(2.1)	(1.9)	(0.5)
Decrease/(increase) in inventories	(47.4)	2.4	39.9	(30.9)
(Increase)/decrease in accounts receivable	(9.9)	18.7	2.8	9.8
Increase/(decrease) in accounts payable	15.7	(22.7)	0.3	19.7
Exchange rate adjustments	(11.0)	(1.4)	(6.3)	(9.9)

Net cash inflow/(outflow) from operating activities	90.2	68.4	96.9	71.6
Returns on investments and servicing of finance	(24.8)	(26.0)	(23.9)	(24.9)
Taxation (paid)/received	(13.4)	(9.3)	(6.7)	(4.4)
Capital expenditure and financial investment	(55.6)	(25.2)	(22.3)	(12.1)
Acquisitions and disposals	(8.4)	(12.9)	(13.7)	(26.9)
Equity dividends paid	(16.8)	(20.2)	(20.0)	(21.6)

Net cash inflow/(outflow) before financing	(28.8)	(25.2)	10.3	(18.3)
Financing	(10.5)	65.8	11.8	27.0

(Decrease)/increase in cash	(39.3)	40.6	22.1	8.7

        Our net cash inflow from operating activities was €90.2 million in the year ended December 31, 2000 and decreased by 24.2% to €68.4 million in the year ended December 31, 2001. Our net cash inflow from operating activities was €96.9 million in the twelve months ended March 31, 2002, which decreased by 26.1% to €71.6 million in the year ended March 31, 2003.

Net cash inflow/(outflow) before financing

        Our net cash outflow before financing was €28.8 million in the year ended December 31, 2000 and decreased by 12.5% to €25.2 million in the year ended December 31, 2001. The decrease in net cash outflow before financing in 2001 over 2000 reflected primarily reduced capital expenditure and increased receipts from the sale of tangible assets.

        Our net cash inflow before financing which was €10.3 million in the twelve months ended March 31, 2002, fell to a net cash outflow of €18.3 million in the year ended March 31, 2003, as a result of our reduction in net cash inflow from operating activities and an increase in the cost of acquisitions and was offset by reduced capital expenditures and reduced taxes paid.

Financing

        Our net cash outflow from financing was €10.5 million in the year ended December 31, 2000 as a result of the repayment of long-term loans during the year and became an inflow of €65.8 million in the year ended December 31, 2001 as we drew down under our long-term loan facilities.

        Our net cash inflow from financing was €11.8 million in the twelve months ended March 31, 2002 and increased by 128.8% to €27.0 million in the year ended March 31, 2003 as we increased the drawdown of new long-term loans from €98.9 million to €151.8 million and increased the repayment of long-term loans from €88.6 million to €124.9 million.

        Subject to the satisfactory resolution of the issues discussed in note 3 to our consolidated financial statements and the successful resolution of the renegotiation of our revolving credit facility and private placement notes (see "—Capital Resources,"), we believe that our working capital, together with the amounts available under our revolving credit facility, our private placement notes and our other facilities, is sufficient to fund our present operations. See "Item 11—Quantitative and Qualitative Disclosure about Market Risk".

Capital Resources

        Our policy is to finance our operations through a combination of cash flow generated from operations, short-term bank borrowings, long-term debt, equity funding and leasing and to achieve a balance between certainty of funding and a flexible, cost effective borrowing structure. It is our policy to ensure continuity of funding by maintaining a broad portfolio of debt, diversified by source and maturity, and by maintaining facilities sufficient to cover peak anticipated borrowing requirements, with a minimum of 20.0% having a maturity in excess of five years at any point in time and the remainder having a maturity of no less than six months.

        The following table sets forth our total borrowings and cash and cash equivalents (on a U.S. GAAP basis) as at the dates specified:

	December 31,		March 31,
	2000	2001	2002	2003
	(€, in millions)
Total borrowings(1)	398.7	483.6	478.3	440.7
Finance leases	0.3	0.1	—	—
Cash and cash equivalents	(66.2)	(119.6)	(88.1)	(84.0)

Net debt	332.8	364.1	390.2	356.7

(1)
Includes draw-downs under our unsecured multi-currency revolving credit facility, the U.S.$95 million private placement notes and the €6.9 million of euro loans maturing between December 2005 and December 2007 for which certain properties owned by Rosenthal AG are pledged as collateral.

        As at June 30, 2003, our net debt had increased to €398.4 million, due to seasonal and other factors.

        The following table sets forth the currencies in which we held our cash and cash equivalents as at March 31, 2003:

	March 31, 2003
	Local currency amount		euro equivalent
	(in millions)
Euro		€13.4	€13.4
U.S. dollars	U.S.$	60.8	56.6
Sterling		£2.6	3.7
Japanese yen		¥197.7	1.5
Other		—	8.8

Total			€84.0

        The principal facility available to us is a syndicated multi-currency revolving credit facility equivalent to €340.0 million. This revolving credit facility, which has a term of five years and is fully drawn, permits us from time to time to draw a maximum of U.S.$71 million, £52 million and €184.5 million concurrently. The facility carries a floating rate of interest calculated as LIBOR plus 2.00% (now 2.25% pursuant to the waiver referred to below), and allows us, and certain of our subsidiaries, to draw down, on three days' notice, amounts and tranches and repay them in time periods arranging from one to six months or any other period agreed by the borrowers and the banks up to a maximum of six months. We may use funds drawn under this facility for any general corporate purpose.

        In November 1998, in a private placement with certain U.S. institutional investors, Waterford Wedgwood Finance, Inc., one of our U.S. subsidiaries, issued U.S.$95 million of private placement notes which mature in November 2008. These notes are guaranteed by us and certain of our subsidiaries.

        Net debt comprises gross borrowings and finance lease obligations less cash at bank and in hand. Gross borrowings comprise drawdowns under our multi-currency revolving credit facility, our U.S.$95 million private placement notes and our €6.9 million of euro loans for which certain properties owned by Rosenthal AG are pledged as collateral.

        Our financial condition has been adversely affected in recent years, principally as a result of the fall in demand for luxury lifestyle products, due to the continued worldwide economic downturn, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed. As a result we have sought and obtained waivers until November 28, 2003 (in the case of the revolving credit facility) and November 30, 2003 (in the case of the private placement notes) of certain of our financial covenants under our syndicated multi-currency revolving credit facility (as of the June 30, 2003 semi-annual measurement date and those that are tested between that date and November 30, 2003) and our U.S.$95 million private placement notes (as of the June 30, 2003 and September 30, 2003 quarterly measurement dates and those that are tested between that date and November 30, 2003). Under the waiver for our multi-currency revolving credit facility, we have agreed to principal terms of an amended three year secured revolving credit facility to be entered into by November 28, 2003. Under the waiver for our private placement notes, we have agreed to certain terms of an amended note purchase agreement for the private placement notes to be entered into by November 30, 2003. Although we have agreed to such terms with the banks and the noteholders, there can be no assurances that we will be able to negotiate and enter into an amended revolving credit facility and note purchase agreement prior to the expiration of such waivers. See note 43 to our consolidated financial statements.

        Further, Rosenthal AG, one of our subsidiaries, has sought and obtained a waiver of the testing of certain of its financial covenants, and an agreement to extend the maturity, in respect of approximately €10.0 million outstanding under its syndicated term loan facility until November 30, 2003, unless earlier terminated under the terms of the waiver. Although we intend to seek to refinance this indebtedness, no assurance can be given that we will achieve such refinancing before the expiration of this extension.

        These waivers contain certain conditions on, and agreements by, us (including the requirement that we provide security for such creditors).

Capital expenditures

        We have consolidated or closed certain of our production facilities and have also engaged in an aggressive modernization program of our remaining ceramic and crystal manufacturing plants in the U.K., Germany and Ireland.

        During the years ended December 31, 2000 and 2001 we had capital expenditures of €69.1 million (including accruals of €6.6 million) and €38.0 million, respectively, the vast majority of which related to manufacturing process improvements in the crystal and ceramics businesses, as well as worldwide retail store refurbishment, improved distribution facilities, the implementation of a new accounting system in Waterford Crystal and on our visitor center at Barlaston.

        During the three months ended March 31, 2002 and the year ended March 31, 2003, we began to reduce the rate of our capital expenditures, making capital expenditures of €5.3 million and €22.2 million, respectively, primarily as a result of the near completion of our plant modernization and consolidation program. In the short term, we intend to pursue a more limited capital expenditure program, focusing on the maintenance of our plant and equipment, the continuous renewal of our products lines and the opening of additional flagship stores and refurbishment of other retail distribution space in key markets.

        During the current fiscal year ending on March 31, 2004, we expect to complete the refurbishment of our furnace at our crystal manufacturing plant in Ireland, which is expected to cost approximately €12 million. We also expect to close two of our earthenware manufacturing plants in Stoke-on-Trent at a cost of approximately €25.7 million in severance and associated costs. See "Item 4—Information on the Company—Our Restructuring Program".

        We intend to fund our current capital expenditure requirements from internally generated funds and through existing financing arrangements. Notwithstanding the foregoing, we may make selective investments or acquisitions, should suitable opportunities arise, which may be financed through additional borrowings to the extent permitted under our Revolving Credit Facility and our Private Placement Notes.

Contractual cash obligations and commercial commitments

        The following table summarizes our contractual cash obligations at March 31, 2003:

	Total	Due within one year	Due between one and two years	Due between two and five years	Due after more than five years
	(€, in millions)
Short term debt	16.3	16.3	—	—	—
Long term debt	424.4	—	329.0	7.6	87.8
Operating leases	165.7	20.1	16.8	29.1	99.7
Capital commitments	8.8	8.8	—	—	—

Total	615.2	45.2	345.8	36.7	187.5

        The following table summarises our contractual cash obligations as at June 30, 2003:

	Total	Due within one year	Due between one and two years	Due between two and five years	Due after more than five years
	(€, in millions)
Short term debt	20.7	20.7	—	—	—
Long term debt	419.4	—	330.0	7.3	82.1
Operating leases	187.2	21.5	18.1	35.7	111.9
Capital commitments	15.6	15.6	—	—	—

Total	642.9	57.8	348.1	43.0	194.0

        For information regarding our pension commitments, see note 24 to our consolidated financial statements.

Contingent liabilities

        In accordance with Section 17 of the Companies (Amendment) Act, 1986, we have guaranteed the liabilities of certain of our subsidiaries. As a result, such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. We have also guaranteed certain of the borrowings of various subsidiaries.

        Under certain circumstances capital grants amounting to €5.0 million at March 31, 2003 could become payable by us.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate and market risk

        We are exposed to changes in financial market conditions in the normal course of our business operations due to our operations in different foreign currencies and our ongoing investing and funding activities, including changes in interest rates and foreign currency exchange rates. Market risk is the uncertainty to which future earnings or asset/liability values are exposed as a result of operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. We have established policies and procedures and internal processes, including review by a sub-committee of our Board of Directors, governing our management of market risks and the use of financial instruments. For further discussion about market risk see "Item 11—Quantitative and Qualitative Disclosure about Market Risk".

New Irish Accounting Standards

International financial reporting standards

        In June 2002, the European Parliament and Council of the European Union issued a Regulation that requires, for each financial year starting on or after January 1, 2005, that companies governed by the law of a Member State prepare their consolidated accounts in conformity with the international accounting standards ("IAS") adopted in accordance with the procedure laid down in the Regulation if, at their balance sheet date, their securities are admitted to trading on a regulated market of any Member State. The period has been extended to 2007 in relation to E.U. companies that have listed debt securities only. The regulation permits the governments of Member States to extend the use of IAS as they see fit. It is possible that a requirement to produce annual financial statements in accordance with IAS, as endorsed for use in the E.U., could be applied to us in a similar timeframe. This regulation will significantly change the accounting framework under which we report. Currently, we believe it is too early to accurately evaluate the impact of these changes on our financial position, results of operations and cash flows.

        As part of the process in transitioning to IAS, among other things, the E.U. Council has adopted a Directive on fair values to allow for fair value accounting of certain financial instruments. This introduces a requirement for Member States to permit or require all or some classes of companies to value at fair value specified financial instruments, including derivative financial instruments and certain commodity contracts. Member States are required to bring the directive into force before January 1, 2004. After 2005, Irish listed companies will not be subject to the accounting provisions of the Irish Companies Acts 1963 to 2001 and will be required to comply with the IAS regulation and will follow EU-adopted IAS.

IFRS 1

        The International Accounting Standards Board published its first International Financial Reporting Standard—IFRS 1, First-time Adoption of International Financing Reporting Standards ("IFRS 1") on June 19, 2003. IFRS 1 must be applied by any company that prepares its first IFRS financial statements for a period beginning on or after January 1, 2004, but it can be applied earlier.

        IFRS 1 provides for the full retrospective application of all IFRSs in force at the closing balance sheet date for the first IFRS financial statements. There are six exemptions designed to relieve the burden of retrospective application and three mandatory exceptions where retrospective application is not permitted. Companies are faced with a challenging combination of retrospective application, optional exemptions and mandatory exceptions.

        Despite the exemptions, most companies will still be required to make significant changes to their existing policies to comply with some of the most complex areas of IFRS, including financial instruments, pensions, deferred tax, provisions, special purpose entities and employee share options. The demanding disclosure requirements of IFRSs may be very different to a company's existing disclosures and many companies will need to collect additional information.

        In November 2002, the IASB issued ED2, "Share-based Payment". ED2 proposed the implementation from the beginning of 2004 of an accounting standard requiring the recognition of an expense, measured by reference to fair value, in respect of all share-based payment transactions. On the same date, the Accounting Standards Board, or ASB, issued an exposure draft, FRED 31, proposing the implementation in the United Kingdom and Ireland of the ED2 proposed standard on the date it comes into force internationally for all entities and all types of share-based payment, including all employee share option schemes.

        The FRED 31 draft standards also set out proposals on how the fair value expense is to be measured and recognized, and what disclosures should be provided to support the amounts recognized in the primary statements. The transitional rules, as currently drafted, apply the standards to all grants from November 7, 2002, the date of issue of the FRED 31 exposure draft, that have not vested at the effective date of the standard. The FRED 31 standards will significantly impact the financial statements of all U.K. and Irish companies, including us, that issue shares as compensation for services.

Retirement and other employment benefits

        In November 2000, the ASB issued Financial Reporting Standard 17, "Retirement Benefits". Various disclosure requirements under this standard are effective for accounting periods ending on or after June 22, 2001, with further disclosures taking effect for accounting periods ending on or after June 22, 2002 and 2003. The measurement rules in Financial Reporting Standard 17, which are not yet mandatory and have not been implemented, introduce a different way for companies to account for pension costs, principally for defined benefit plans. In contrast to the previous approach of spreading the impact of pension surpluses or deficits forward in the consolidated statement of income over a number of years, Financial Reporting Standard 17 approaches pension accounting from a balance sheet perspective. Once the measurement rules in Financial Reporting Standard 17 become effective, at each year end the pension plan assets will be measured at market value, the pension plan liabilities will be measured at a present value using a specified actuarial valuation method and discounted at a corporate bond rate, and the resulting surplus or deficit will be shown on the company's balance sheet. Financial Reporting Standard 17 identifies several components of performance and specifies what should be reported in the consolidated statement of income and what should be reported in the statement of total recognized gains and losses. Amounts reported as operating costs reflect an annual "current service cost" and will no longer be reduced or increased by spreading forward surpluses or deficits. The expected return on plan assets less the notional interest cost on the plan liabilities will be included as other finance costs (or income) adjacent to interest. Actuarial gains and losses from year to year are to be recognized immediately in the statement of total recognized gains and losses.

Impact of recently issued U.S. accounting pronouncements

        We are a reporting company under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") and, as a result, are required to file each year with the U.S. Securities and Exchange Commission an annual report on Form 20-F. The Exchange Act requires that such annual reports contain a reconciliation to U.S. GAAP of our Irish GAAP results of operations. Discussed below are certain recent significant changes to U.S. GAAP which could affect such a reconciliation.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for our fiscal year beginning April 1, 2003. We do not expect the adoption of this standard to have a material effect on our financial statements.

        In July 2002, the FASB issued SFAS No. 146, "Accounting For Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require Companies to measure and recognize costs associated with exit or disposal activities in the period in which the liability is incurred. Previously, a liability for an exit cost was required to be recognized at the date of a commitment to an exit or disposal plan. No material reconciling differences have arisen on such exit or disposal activities by us since SFAS 146 became effective.

        In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123". This standard provides two additional transition methods and additional disclosures for companies selecting to adopt the fair value accounting provisions of SFAS 123, "Accounting for Stock-Based Compensation", but does not change the fair value measurement principles of SFAS 123. We continue to follow APB 25 in the U.S. GAAP reconciliation to account for stock based compensation plans.

        In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that a liability be recorded in the guarantor's balance sheet at fair value upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure (but not the accounting) requirements of FIN 45 are effective for us as of March 31, 2003. We are still analyzing the impact of the requirements of FIN 45 but we currently believe there will be no impact from adoption of this statement on our financial position, results of operations and cash flows. All disclosures required for the current year have been included in this annual report.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Under that interpretation, certain entities known as "Variable Interest Entities" (VIEs) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. FIN 46 will be effective to us on a prospective basis to VIEs created or obtained after January 31, 2003. The disclosure requirements in this interpretation are effective for our financial statements ending March 31, 2004 for VIEs acquired before February 1, 2003.

        In May 2003, the FASB issued Statement of Financial Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, or SFAS 150. SFAS 150 requires issuers to classify as liabilities, or assets in some circumstances, three classes of freestanding financial instruments that embody obligations of the issuer. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for interim periods beginning after June 15, 2003. For mandatory redeemable financial instruments of a nonpublic entity, both as defined by SFAS 150, the statement is effective for fiscal periods beginning after December 15, 2003. We do not anticipate any impact to our results of operations or financial position as a result of this new guidance.

        The Emerging Issues Task Force issued EITF 00-21, "Multiple Element Arrangements" effective for arrangements entered into in fiscal periods beginning after June 15, 2003. This guidance requires companies with deliverables that include multiple revenue generating activities to separately value the revenues related to each element of the process. We do not anticipate any impact to our results of operations or financial position as a result of this new EITF.

Trend Information

        The trading environment continues to be tough. During the period of April to May 2003 sales were 10% below the equivalent period in the previous year, however, there was a considerable upswing in June and July, with July being the best month in the last 12 months. There are signs that consumer confidence may be beginning to return in the United States. For example, our U.S. sales in July were 9% above the sales for the same month in the previous year.

Item 6—Directors, Senior Management and Employees

Directors and Senior Management

Board of Directors

        The Board of Directors of Waterford Wedgwood plc currently consists of twenty directors. Our articles of association establish the terms governing the composition of our Board of Directors. See "—Board Practices" for more information.

        The table below sets out the name, age and position of each of the members of our Board of Directors.

Name	Age	Position
Sir Anthony O'Reilly	67	Chairman of the Board and a member of the remuneration and nomination committee.
Peter John Goulandris(1)	55	Deputy Chairman of the Board and a member of the remuneration and nomination committee.
Richard A. Barnes(1)	54	Director and Chief Financial Officer.
Peter B. Cameron	56	Director and CEO of All-Clad Holdings Inc.
Gerald P. Dempsey	74	Director and a member of the audit committee and the remuneration and nomination committee and senior independent director.
John Foley	51	Director and CEO of Waterford Crystal Limited.
Lewis L. Glucksman	77	Director and a member of the audit committee.
Ottmar C. Küsel	52	Director and CEO of Rosenthal AG.
Christopher J. McGillivary(1)	56	Director, President, CEO of Waterford Wedgwood U.S.A. Inc. and Joint Chairman of the Board of All-Clad Holdings Inc.
Kevin C. McGoran	68	Director and chairman of the audit committee and a member of the remuneration and nomination committee and Chairman of the Board of Waterford Crystal Limited.
Sam Michaels	79	Director and Joint Chairman of the Board of All-Clad Holdings Inc.
Patrick J.A. Molloy	65	Director and member of the audit committee.
Robert H. Niehaus	48	Director and a member of the remuneration and nomination committee.
P. Redmond O'Donoghue(1)	60	Director and Chief Executive Officer.
Lady O'Reilly(1)	53	Director.
Tony O'Reilly, Jr	36	Director and CEO of Wedgwood Limited.
Brian D. Patterson	59	Director.
David W. Sculley	57	Director.
Dr. F. Alan Wedgwood(1)	66	Director.
Lord Wedgwood(1)	49	Director.

(1)
Director of Waterford Wedgwood U.K. plc.

        Sir Anthony O'Reilly has been a non-executive director since April 25, 1990. He was appointed deputy chairman on June 19, 1991, and was appointed Chairman of the Board on January 1, 1994. His current term as non-executive director expires in July 2005. He is executive chairman of Independent News & Media plc and is chairman of Eircom plc. His other directorships include Fitzwilton Limited. Sir Anthony O'Reilly is the husband of Lady O'Reilly and the father of Tony O'Reilly, Jr.

        Peter John Goulandris was appointed deputy chairman on March 24, 1999, having been a director since May 17, 1996. He has also been a director of Waterford Wedgwood U.K. plc ("WW U.K.") since December 17, 1998. He was appointed chairman of WW U.K. in January 2001. His current term of office as non-executive director expires in July 2005. His other directorships include Fitzwilton Limited. Peter John Goulandris is the brother of Lady O'Reilly.

        Gerald P. Dempsey was appointed a director on March 1, 1986. He is a director of Waterford Crystal Limited. His current term as non-executive director expires in July 2004. His other directorships include United Business Media Financial Services Ireland and Design and Project Management Limited.

        Lewis L. Glucksman joined us as director on December 16, 1998. His current term as non-executive director expires in July 2005. He is retired from Solomon Smith Barney, New York, where he was vice chairman. He is currently advisor to Bank One Corporation and is a member of the Advisory Committee of the National Treasury Management Agency in Ireland, a Government appointment.

        Kevin C. McGoran was appointed a non-executive director on April 25, 1990, and is currently chairman of Waterford Crystal Limited. His current term of office as a non-executive director expires in July 2005. He is chairman of Fitzwilton Limited.

        Sam Michaels joined us as a director on July 2, 1999. He is co-chairman of All-Clad Holdings Inc., and chairman of NABCO, Inc. His current term as non-executive director expires in July 2006.

        Patrick Molloy joined us as a non-executive director on July 25, 2002. His current term as non-executive director expires in July 2006. He is chairman of CRH plc, The Blackrock Clinic and Enterprise Ireland. He retired as Group Chief Executive of Bank of Ireland in January 1998.

        Robert H. Niehaus was appointed a non-executive director on April 25, 1990, and served as a director of WW U.K. from January 1994 until December 2000. His current term of office as a non-executive director expires in July 2004. He is also chairman and managing partner of Greenhill Capital Partners, a private equity investment fund in New York. His other directorships include the American Italian Pasta Company, Pinnacle Holdings Inc. and Heartland Payment Systems Inc.

        Lady O'Reilly was appointed a non-executive director on December 15, 1995, and has been a non-executive director of WW U.K. and a director of Wedgwood Museum Trust Limited since June 15, 1994. Her current term of office as a non-executive director expires in July 2004. She is chairperson of the Irish National Stud Company Limited and of the O'Reilly Foundation. Lady O'Reilly is the wife of Sir Anthony O'Reilly and the sister of Mr. Peter John Goulandris.

        Brian D. Patterson was chief executive officer of Wedgwood until May 31, 2001. His current term of office as a non-executive director expires in July 2004. He is Chairman of the Irish Financial Services Regulatory Authority, a Government appointment. He is also Chairman of the Irish Times Limited.

        David W. Sculley was appointed a non-executive director on December 12, 1997. His current term of office as a non-executive director expires in July 2004. He is a partner in the New York based investment firm Sculley Brothers and serves on the board of a number of private companies.

        Dr. F. Alan Wedgwood was appointed a non-executive director of Wedgwood in 1966. On November 28, 1986, he was appointed a non-executive director and on June 19, 1991, a director of WW U.K. His current term of office as a non-executive director expires in July 2006. Dr. Wedgwood is the cousin of Lord Wedgwood.

Senior management

        The table below sets out the name, age and position of each of our executive directors and senior managers.

Name	Age	Position
P. Redmond O'Donoghue(1)	60	Director and Chief Executive Officer
Richard A. Barnes(1)	54	Director and Chief Financial Officer
Peter B. Cameron	56	Director and CEO of All-Clad Holdings Inc.
John Foley	51	Director and CEO of Waterford Crystal Limited
Ottmar C. Küsel	52	Director and CEO of Rosenthal AG
Christopher J. McGillivary(1)	56	Director and CEO of Waterford Wedgwood U.S.A. Inc.
Tony O'Reilly, Jr.	36	Director and CEO of Wedgwood Limited
Lord Wedgwood(1)	49	Director
Other Officers
Patrick J. Dowling	57	Secretary
Andrew E. Elsby-Smith(1)	39	Finance director of Wedgwood Limited

(1)
Director of Waterford Wedgwood U.K. plc.

        P. Redmond O'Donoghue joined us as a director in 1985. He is chief executive officer. His current term of office as an executive director expires in July 2004. Prior to joining us, he held senior sales and marketing positions with the Ford Motor Company in the Republic of Ireland, England and Spain. He is a non-executive director of Greencore plc and chairman of the Governing Body of the Waterford Institute of Technology.

        Richard A. Barnes joined us in August 1988 as finance director of Wedgwood. He was appointed group Chief Financial Officer on December 6, 1991 and was appointed a director on October 5, 1993. His current term as executive director expires in July 2006. Prior to joining us he held senior financial management positions with the Ford Motor Company in the U.K. and mainland Europe. In 1998 he was appointed a director of the West Midlands Regional Development Agency, Advantage West Midlands, a U.K. Government appointment.

        Peter B. Cameron joined us as a director in 2001. Previously he was All-Clad's Chief Operating Officer from 1998 to 2000. He became chief executive of All-Clad in August 2000. His current term of office as an executive director expires in July 2005.

        Andrew Elsby-Smith joined us in 1991; he is currently finance director of Wedgwood Limited and was appointed a director of Waterford Wedgwood U.K. plc. on June 25, 1999. His current term of office as a director expires in July 2005.

        John Foley joined us in 1991 and was appointed a director in October 2000. He is currently also chief executive of Waterford Crystal Limited. His current term as executive director expires in July 2006. He is non-executive chairman of Waterford Marketing and Tourism.

        Ottmar C. Küsel joined us as a director in April 1997. He is currently also chief executive officer of Rosenthal AG. His current term of office as an executive director expires in July 2006. He is chairman of the Ceramics Industry Association in Germany and of the Ambiente/Tendence Trade Show Committee in Frankfurt and a member of the advisory board of the Düsseldorf Hypotheken Bank AG.

        Christopher J. McGillivary joined us in September 1990 and was appointed a director in 1996. He is currently also chief executive and president of Waterford Wedgwood U.S.A., Inc. and co-chairman of All-Clad Holdings Inc. His current term of office as an executive director expires in July 2006.

        Tony O'Reilly, Jr. joined us as a director on December 16, 1998. He became chief executive of Wedgwood on November 7, 2001. His current term of office as an executive director expires in July 2005. He is non-executive chairman of Arcon International Resources plc. His other non-executive directorships include Providence Resources plc, Independent News & Media plc and Fitzwilton Limited. Tony O'Reilly is the son of Sir Anthony O'Reilly.

        Lord Wedgwood was appointed a non-executive director of WW U.K. on December 19, 1997. He joined us as an executive director on April 27, 2000. His current term of office as a director expires in July 2005. He was a member of the House of Lords from 1975 to 1999. Lord Wedgwood is the cousin of Dr. Alan Wedgwood.

        Patrick J. Dowling joined us on June 1, 1999. He had previously been finance director of Fitzwilton Limited and is a director of Waterford Crystal Limited. He has been secretary to both WW U.K. and the Company since September 1999. His current term as our secretary will extend indefinitely until he is replaced by the Board.

Board Practices

        The Articles of Association of both the Company and WW U.K. provide that a director may serve a maximum of three years and must then retire. A retiring director is however eligible for re-election. All directors not initially appointed at an Annual General Meeting hold office only until the next Annual General Meeting and shall then be eligible for election. The Board may from time to time appoint one or more directors to any office for such period and on such terms as it decides. A director so appointed will cease to hold such office when he no longer serves as an executive of the Company or WW U.K. as the case may be or the Board terminates his appointment. No director is required to retire on account of age.

        Our senior managers are appointed by the Board of Directors and the majority of our senior managers have service contracts. In the event that a director/senior manager's employment is terminated without cause, such director or senior manager could be entitled to any compensation due under the unexpired term of his contract or pursuant to Irish law.

Board Committees

        We have within our structure both an audit and a remuneration and nomination committee. Membership of these committees is comprised of non-executive directors only.

Audit committee

        The audit committee is chaired by Kevin C. McGoran, as non-executive director, and consists of the following additional non-executive directors: Gerald P. Dempsey, Lewis L. Glucksman and Patrick J. Molloy. The terms of reference for the audit committee are set out in a formal audit committee charter, which is approved by the Board. Its purpose is to assist the Board of Directors to oversee and review our accounting and financial reporting policies and internal audit procedures. It also assists the Board in selecting, evaluating the independence of and replacing the external auditors. Both the Chief Financial Officer and head of internal audit normally attend meetings, with representatives of the external auditors attending as appropriate. The company secretary is the secretary of the committee.

Remuneration and nominations committee

        The remuneration and nominations committee is responsible for advising on the appointment of executive and non-executive directors and determines terms and conditions of employment and remuneration for executive directors. It meets when required to do so throughout the year. The remuneration and nominations committee is chaired by Sir Anthony O'Reilly and consists of the following additional non-executive directors: Gerald P. Dempsey, Peter John Goulandris, Kevin McGoran and Robert H. Niehaus.

Internal control

        Our directors operate our system of internal controls. Our internal controls include not just financial risk management but also operational and compliance risk management. This internal control system addresses the nature and extent of the risks facing us. The chief financial officer of each of our businesses reports regularly to our Board of Directors and/or to its committees on the management of key risk areas and on the effectiveness of our internal controls in relation to these risks. A review of the risks identified by each of our businesses is included as part of our annual budget process. Our internal control system, however, provides only reasonable and not absolute assurance against material financial misstatements or losses.

Compensation of directors and officers

        For the year ended March 31, 2003, the aggregate compensation, paid or accrued, of our directors and of the Registrants' officers was €4,529,000. See note 6 to the consolidated financial statements setting forth details on an individual basis of the renumeration paid to executive and non executive directors. In addition, the aggregate amount set aside or accrued by the Registrants' for the year ended March 31, 2003 to provide pension, retirement or similar benefits for our directors and officers was €810,000.

        As at September 12, 2003, and except as otherwise disclosed under "Item 7—Major Shareholders and Related Party Transactions" the directors and officers of the Registrants held an aggregate of approximately 0.5%, excluding the holdings of the O'Reilly and Goulandris families, of the issued share capital of the Company.

Employees

        At March 31, 2003, we had 8,935 employees worldwide. A majority of our employees other than senior management are unionized, with approximately 60% of our employees in the U.K., 75% of our employees in Ireland, and the majority of our employees in Germany being members of trade unions.

        The table below provides a breakdown by activity and by geographical location of our employees, including the employees of our subsidiaries, at December 31, 2000 and 2001 and March 31, 2002 and 2003, respectively.

	At December 31,		March 31,
Number of employees
	2000	2001	2002	2003
Geographical analysis:
United Kingdom	3,881	3,597	3,397	3,204
Germany	2,470	2,440	2,325	2,200
Republic of Ireland	1,781	1,549	1,547	1,748
North America	1,261	1,242	1,173	1,275
Rest of the World	659	560	577	508

Total	10,052	9,388	9,019	8,935

	At December 31,		March 31,
Number of employees
	2000	2001	2002	2003
Analysis by activity:
Production	5,449	5,181	4,912	4,795
Distribution	850	700	650	637
Sales and marketing	2,948	2,720	2,669	2,738
Administration	805	787	788	765

Total	10,052	9,388	9,019	8,935

        We are in the process of reducing our workforce as a result of our corporate restructuring. Since our corporate restructuring began in 2001, we have reduced headcount by 1,166 employees.

        We expect to reduce our workforce by approximately 1,000 additional employees due to the expected closure of our two Johnson Brothers' earthenware manufacturing facilities in the U.K., which are scheduled to close in late 2003.

Employee share schemes

        We have had employee share schemes in place since 1979. In May 1987, our shareholders approved an executive share option scheme, replacing the earlier scheme approved in 1985. The rules of the 1985 scheme were altered to enable the inclusion of full time executives of Wedgwood. Members of management (including employees of our subsidiaries) designated by the Board of Directors, who had at least two years' service to complete before retirement and who worked at least 20 hours per week for us (including our subsidiaries), were eligible to participate in the share option scheme. The Board of Directors could at any time grant options for such number of stock units, (a stock unit comprises one €0.06 nominal value ordinary share in Waterford Wedgwood plc and one £0.01 nominal value income share in Waterford Wedgwood U.K. plc) exercisable at such option price and to such executives as the Board might specify.

        On December 12, 1995, our shareholders replaced and updated the earlier scheme approved in 1987 and created several new employee share schemes, so as to bring our employee share schemes into line with current best practice and enable employees resident outside the Republic of Ireland and the U.K. to participate.

        Under the new employee share schemes, the total number of stock units that could be issued to employees under all of the schemes was limited to not more than 10.0% of our ordinary share capital in any ten year period, and not more that 5.0% of our ordinary share capital in any five year period.

        The total number of stock units that could be issued to any employee participating in an employee share scheme was limited to no more than 5.0% of our ordinary share capital in any ten year period and not more than 3.0% of our ordinary share capital in any three year period.

Options to Purchase Securities from Registrants or Subsidiaries

The 1995 Group Share Option Scheme

        Full-time executive directors and employees who work at least 20 hours per week for us are eligible to participate in the 1995 Group Share Option Scheme. Options under the 1995 Group Share Option Scheme are granted by the remuneration and nominations committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in earnings per share over any three consecutive financial years prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options under the 1995 Group Share Option Scheme are granted at an option price, which may not be less than the market value of the underlying stock units on the date of grant. An employee's participation in this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period, will not exceed four times the employee's annual earnings. Options under this scheme are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant. This scheme does not meet the criteria for tax relief on the grant of share options to employees set by the U.K. Inland Revenue.

The 1996 Approved Group Share Option Scheme

        The 1996 Approved Group Share Option Scheme is available to our employees who reside in the U.K. and has been approved by the U.K. Inland Revenue. Full-time executive directors and employees who work at least 20 hours per week for us are eligible to participate. Options under the 1996 Approved Group Share Option Scheme are granted by the remuneration and nominations committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in earnings per share over any three consecutive financial years prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options granted under this scheme are granted at an option price, which may not be less than the market value of the underlying stock units on the date of grant. An employee's participation under this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period will not exceed four times the employee's annual earnings, nor at any time will the aggregate price payable on the exercise of any outstanding options under this or any other approved option scheme exceed £30,000. Options are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant.

        The following table sets forth information as at September 12, 2003 relating to the options granted under the 1995 Group Share Option Scheme, the 1996 Approved Group Share Option Scheme and earlier Waterford Wedgwood plc Executive Share Option Schemes, and held by our employees as of September 12, 2003.

Date granted	Balances as at September 12, 2003	Option price per stock unit	Expiration Date
April 1, 1994	20,000	€0.65	April 1, 2004
May 24, 1996	1,375,000	£0.775	May 24, 2006
May 24, 1996	350,000	€0.97	May 24, 2006
June 13, 1996	15,000	£0.83	June 13, 2006
June 13, 1996	210,000	£0.83	June 13, 2006
November 7, 1996	40,000	€0.95	November 7, 2006
December 13, 1996	2,350,000	£0.765	December 13, 2006
December 13, 1996	1,230,000	€0.95	December 13, 2006
April 2, 1997	100,000	£0.84	April 2, 2007
March 26, 1998	250,000	£0.995	March 26, 2008
March 26, 1998	441,900	£0.99	March 26, 2008
March 26, 1998	123,100	£0.99	March 26, 2008
August 1, 1998	150,000	£0.75	August 1, 2008
October 7, 1998	50,000	£0.52	October 7, 2008
October 12, 1998	75,000	£0.505	October 12, 2008
September 2, 1999	1,950,000	€0.96	September 2, 2009
September 2, 1999	1,462,000	£0.615	September 2, 2009
September 2, 1999	48,000	£0.615	September 2, 2009
March 27, 2000	5,272,000	€0.96	March 27, 2010
March 27, 2000	672,000	£0.57	March 27, 2010
March 27, 2000	438,000	£0.57	March 27, 2010
September 4, 2000	250,000	€1.28	September 4, 2010
September 4, 2000	125,000	£0.80	September 4, 2010
April 12, 2001	4,555,000	€1.15	April 12, 2011
April 12, 2001	550,000	£0.685	April 12, 2011
November 8, 2001	2,030,000	€0.64	November 8, 2011
November 8, 2001	557,000	£0.41	November 8, 2011
November 8, 2001	73,000	£0.41	November 8, 2011
June 5, 2002	750,000	€0.65	June 5, 2012

Total	25,512,000

The 1995 Irish Profit Sharing Scheme

        The Irish Profit Sharing Scheme was constituted by a trust deed made between us and the scheme's trustees. We and any participating subsidiaries have agreed to contribute a certain amount of our profits from the previous financial year to trustees who will use the funds either to acquire stock units or subscribe for new stock units for the benefit of eligible employees. The remuneration and nominations committee will determine, for any year in which the Irish Profit Sharing Scheme is operated, the amount of profits of the preceding financial year to be allocated and the basis of allocation to employees. Any stock units subscribed for and issued under the Irish Profit Sharing Scheme are to be subscribed at the closing quotation price of our stock units as published in the Daily Official List of the Irish Stock Exchange for the dealing day immediately preceding that day, or, if greater, the nominal value of the shares comprised in the stock unit.

        Subject to the relevant legislation, all of our employees (full- or part-time) and all of our executive directors (including certain of our participating subsidiaries) who work such minimum number of hours as the remuneration and nominations committee may determine, are eligible to join the Irish Profit Sharing Scheme provided they have the necessary qualifying period of continuous service.

        The maximum value of shares which can be appropriated to each employee under the Irish Profit Sharing Scheme in any tax year may not exceed the maximum from time to time permitted by the Irish Finance Acts. The current limit is €12,697 per tax year.

        Stock units allocated under the Irish Profit Sharing Scheme are to be held by the trustees of the scheme for a minimum period of two years after allocation.

        Not more than 5.0% of our aggregate profits in the preceding financial year before taxation (before any provision for payments under the Irish Profit Sharing Scheme and any other employee share schemes) which in the opinion of the remuneration and nominations committee is attributable to our operations and those of our subsidiaries, may be made available for the issue or purchase of stock units under the Irish Profit Sharing Scheme or any other employee's profit sharing scheme.

        The number of ordinary shares held under the Irish Profit Sharing Scheme as of September 12, 2003 is 5,618,777.

Savings-Related Share Option Scheme 1995 (the "Savings-Related Scheme")

        All full-time executive directors and employees (full- or part-time) who have worked for us or a participating subsidiary for a qualifying period as determined by the remuneration and nominations committee (but not to exceed five years) and any other employees nominated by the remuneration and nominations committee are eligible to participate in the Savings-Related Scheme.

        Employees granted an option under the Savings-Related Scheme are generally required to enter into a savings contract with a designated savings carrier under which they make a monthly contribution for a period of three years or, if we determine, any other period permitted under the relevant legislation. The monthly contribution must not exceed such limit as is fixed by the remuneration and nominations committee within the ceiling imposed by the relevant legislation (currently £250 per month). A bonus representing an equivalent interest return is payable at the end of the savings contract. An option is granted to the employee, exercisable within six months of the end of the savings contract, over the number of shares, at the option price, equivalent to the maturity value of the savings contract.

        Options are to be granted at an option price, which is not less than 80.0% of the market value of the underlying stock units on the day before the date of invitation (or some other date agreed with the U.K. Inland Revenue) and, where ordinary shares are to be subscribed, their nominal value (if greater). On April 27, 2000, shareholders approved an allocation of up to 5.0% of our issued ordinary share capital to the employee Savings-Related Scheme.

        The number of shares held under the Savings-Related Scheme as of June 30, 2003 is 9,523,583.

Employee Share Ownership Plan (the "ESOP")

        The ESOP is constituted by a discretionary trust established with the object of facilitating the holding of stock units by or for the benefit of the plan beneficiaries. The beneficiaries of the trust are the participating employees (and in certain circumstances former employees) including executive directors. The trustee of the trust (which is a wholly owned subsidiary of the Company) has been given power to apply the income and capital of the trust fund for the benefit of the beneficiaries and may at its discretion accumulate the income.

        The ESOP has the power to acquire our stock units and to hold them for the benefit of the plan beneficiaries. In particular the ESOP will be able to satisfy the exercise of options under our share option schemes and provide stock units under other share based incentives operated by us.

        The ESOP will hold, unallocated, no more than 5.0% of our issued share capital at any one time.

        The number of stock units purchased under the ESOP, and held for the benefit of our employees as of September 12, 2003 is 166,887.

Share Incentive Plan 2002

        The Share Incentive Plan 2002 is constituted by a trust deed made between us and the plan trustees. Under the plan, participating employees make payments to the trustees each month, up to a maximum of 10.0% of their gross pay, which the trustees use to acquire stock units at the prevailing share price.

        All of our U.K. employees (full- or part-time) and all of our executive directors (including certain of our participating subsidiaries) who are based in the U.K. and work such minimum number of hours as the remuneration and nominations committee may determine, are eligible to join the Share Incentive Plan.

        The trustees of the plan are to hold the ordinary shares for the benefit of the participating employees until instructed otherwise. Tax benefits accrue when the stock units are held in the trust for over five years.

        The number of stock units held under the 2002 Share Incentive Plan, and held for the benefit of our employees as of September 12, 2003 is 206,801.

Directors' and Secretary's Interests

        The following table sets forth the number and percentage of stock units of Waterford Wedgwood plc beneficially owned by the directors' and officers of the Registrants:

Director/Senior Manager	Stock units Beneficially Owned of Waterford Wedgwood plc	percentage of Ordinary Shares Outstanding
Barnes, RA	149,520	—
Dempsey, GP	50,000	—
Dowling, PJ	255,015	—
Elsby-Smith, A	15,750	—
Foley, J	120,460	—
McGillivary, C	498,975	—
McGoran, KC	70,000	—
Michaels, S	200,000	—
Molloy, P	100,000	—
Niehaus, R	800,000	—
O'Donoghue, PR	388,014	—
O'Reilly, Tony Jnr	53,700	—
Patterson, BD	49,061	—
Sculley, D	965,000	—
Wedgwood, FA	389,539	—
Wedgwood, Lord	100,000	—

Sub-total of other directors	4,205,034	0.5%
O'Reilly and Goulandris families' Holdings (which is composed of the following direct and indirect holdings)
Stoneworth	128,998,528		16.5%
Albany Hill	26,778,362		3.4%
Araquipa	27,111,201		3.5%
Cressborough	9,200,000		1.2%
Mystic	420,902		—
Indexia	250,000		—

Sub-total of O'Reilly and Goulandris families		192,758,998	24.6%

Total of Directors' and Secretary's interests		196,964,032	25.1%

Executive share option scheme

        Details of executive share options, granted in accordance with the rules of the 1996 Approved Group Share Option Scheme, the 1995 Group Share Option Scheme and its predecessors, held at any time during the year ended March 31, 2003, by the Directors and the Secretary of the Company and of WW U.K. are as follows:

Director/Secretary	Options held at April 1, 2002 or date of appointment	Granted during period	Exercised during period	Lapsed during period	Options held at March 31, 2003 or date of retirement	Option price		Exercisable between
R.A. Barnes	800,000 200,000 500,000 200,000	— — — —	— — — —	— — — —	800,000 200,000 500,000 200,000	£ £ £ £	0.765 0.57 0.685 0.41	12/13/99 - 12/13/06 3/27/03 - 3/27/10 4/12/04 - 4/12/11 11/8/04 - 11/8/11
P.B. Cameron	750,000 500,000 200,000 —	— — — 250,000	— — — —	— — — —	750,000 500,000 200,000 250,000	€ € € €	0.96 1.15 0.64 0.65	3/27/03 - 3/27/10 4/12/04 - 4/12/11 11/8/04 - 11/8/11 6/5/05 - 6/5/12
J. Foley	230,000 125,000 100,000 500,000 200,000	— — — — —	— — — — —	— — — — —	230,000 125,000 100,000 500,000 200,000	€ € € € €	0.95 0.96 0.96 1.15 0.64	12/13/99 - 12/13/06 9/2/02 - 9/2/09 3/27/03 - 3/27/10 4/12/04 - 4/12/11 11/8/04 - 11/8/11
O.C. Küsel	250,000 100,000 250,000 500,000 200,000	— — — — —	— — — — —	— — — — —	250,000 100,000 250,000 500,000 200,000	£ € € € €	0.995 0.96 0.96 1.15 0.64	3/26/01 - 3/26/08 9/2/02 - 9/2/09 3/27/03 - 3/27/10 4/12/04 - 4/12/11 11/8/04 - 11/8/11
C.J. McGillivary	800,000 1,000,000 500,000 500,000	— — — —	— — — —	— — — —	800,000 1,000,000 500,000 500,000	£ £ € €	0.765 0.615 0.96 1.15	12/13/99 - 12/13/06 9/2/02 - 9/2/09 3/27/03 - 3/27/10 4/12/04 - 4/12/11
S. Michaels	500,000	—	—	—	500,000		€0.96	3/27/03 - 3/27/10
P.R. O'Donoghue	1,000,000 1,000,000 500,000 700,000	— — — —	— — — —	— — — —	1,000,000 1,000,000 500,000 700,000	€ € € €	0.95 0.96 0.96 1.15	12/13/99 - 12/13/06 9/2/02 - 9/2/09 3/27/03 - 3/27/10 4/12/04 - 4/12/11
T O'Reilly Jnr.	500,000 200,000	— —	— —	— —	500,000 200,000	€ €	1.15 0.64	4/12/04 - 4/12/11 11/8/04 - 11/8/11
Lord Wedgwood	100,000	—	—	—	100,000		€1.28	9/4/03 - 9/4/10
A. Elsby-Smith	15,000 35,000 50,000 100,000 100,000 37,500	— — — — — —	— — — — — —	— — — — — —	15,000 35,000 50,000 100,000 100,000 37,500	£ £ £ £ £ £	0.775 0.830 0.990 0.615 0.57 0.41	5/24/99 - 5/24/06 6/13/99 - 6/13/06 3/26/01 - 3/26/08 9/2/02 - 9/2/09 3/27/03 - 3/27/10 11/8/04 - 11/8/11
T.W. Harper	50,000 100,000 150,000 37,500	— — — —	— — — —	— — — —	50,000 100,000 150,000 37,500	£ £ £ £	0.83 0.615 0.57 0.41	6/13/99 - 6/13/06 9/2/02 - 9/2/09 3/27/03 - 3/27/10 11/8/04 - 11/8/11
P.J. Dowling	150,000 100,000 150,000 50,000	— — — —	— — — —	— — — —	150,000 100,000 150,000 50,000	€ € € €	0.96 1.28 1.15 0.64	9/2/02 - 9/2/09 9/4/03 - 9/4/10 4/12/04 - 4/12/11 11/8/04 - 11/8/11

S.A.Y.E. Share Option Scheme

        Details of options granted under the Savings-Related Scheme held at any time during the year ended March 31, 2003, by the Directors and the Secretary of the Company and the Directors of WW U.K. are as follows:

Director/Secretary	Options held at April 1, 2002	Granted during period	Exercised during period	Lapsed during period	Options held at March 31, 2003 or date of retirement	Option price		Exercisable between
R.A. Barnes	752 3,176 5,757 —	— — — 3,217	— — — —	— — — —	752 3,176 5,757 3,217	£ £ £ £	0.515 0.61 0.33 0.235	1/4/03 - 7/4/03 12/1/03 - 6/1/04 2/1/05 - 8/1/05 2/1/06 - 8/1/06
J. Foley	5,833 —	— 3,200	— —	— —	5,833 3,200	€ €	0.54 0.37	2/1/05 - 8/1/05 2/1/06 - 8/1/06
C.J. McGillivary	5,599 3,040 5,757 —	— — — 3,217	— — — —	5,599 — — —	— 3,040 5,757 3,217	£ £ £ £	0.62 0.61 0.33 0.235	1/2/02 - 7/2/02 12/1/03 - 6/1/04 2/1/05 - 8/1/05 2/1/06 - 8/1/06
P.R. O'Donoghue	584 2,345 5,833 —	— — — 3,200	— — — —	— — — —	584 2,345 5,833 3,200	€ € € €	0.83 1.03 0.54 0.37	1/4/03 - 7/4/03 12/1/03 - 6/1/04 2/1/05 - 8/1/05 2/1/06 - 8/1/06
A.E. Elsby-Smith	752 3,176 5,757 —	— — — 3,217	— — — —	— — — —	752 3,176 5,757 3,217	£ £ £ £	0.515 0.61 0.33 0.235	1/4/03 - 7/4/03 12/1/03 - 6/1/04 2/1/05 - 8/1/05 2/1/06 - 8/1/06
P.J. Dowling	5,833 —	— 3,200	— —	— —	5,833 3,200	€ €	0.54 0.37	2/1/05 - 8/1/05 2/1/06 - 8/1/06
P.B. Cameron	—	3,217	—	—	3,217		£0.235	2/1/06 - 8/1/06

Item 7—Major Shareholders and Related Party Transactions

Control of Registrants

(a)
As far as is known to the Registrants and other than is disclosed under this item, the Company is not directly or indirectly owned or controlled by one or more corporations or by any foreign government. All of the issued voting share capital of WW U.K. is owned by the Company.

(b)
At September 12, 2003, Stoneworth Investment Limited ("Stoneworth"), a company in which an entity owned and controlled by Sir Anthony O'Reilly holds approximately 49%, and an entity owned and controlled by Peter John Goulandris holds approximately 49% and in which Lewis L. Glucksman, one of our directors, holds 2.0%, has notified us that it owns 128,998,528 stock units representing 16.5% of our issued share capital. Stoneworth acquired 119,666,795 of these stock units by purchasing, from July 17, 1998, to October 5, 1998, approximately 99.0% of the ordinary shares and all the preference shares of Fitzwilton Limited ("Fitzwilton"). Fitzwilton had a majority control over Shuttleway, a holding company, that held (as at July 18, 1998) 144,342,328 of our stock units. In 2000, following a restructuring of Shuttleway and Fitzwilton, Stoneworth became a direct holder of the ordinary shares that were previously held through Shuttleway and Fitzwilton. A further 9,331,733 ordinary shares were received by Fitzwilton from us during 2001 as compensation for our purchase of 86.5% of the issued share capital of Ashling Corporation.

(c)
At September 12, 2003, the following interests subsist in the issued share capital of the Company:

  The directors and officers of the Registrants as a group held beneficially, an aggregate of 4,205,034 stock units, representing approximately 0.54% (excluding the holdings of the O'Reilly and Goulandris families) of the issued share capital of the Company.

  Albany Hill Limited, a corporation in which the following directors of the Company, Sir Anthony O'Reilly, Lady O'Reilly and Peter John Goulandris collectively hold 100% of the issued share capital, held 26,778,362 stock units (approximately 3.42% of the issued share capital of the Company).

  Araquipa International Limited a corporation 100% controlled by Peter John Goulandris, held 27,111,201 stock units. These holdings are approximately 3.47% of the issued share capital of the Company.

  Cressborough Holdings Limited ("Cressborough"), a company owned and controlled by Peter John Goulandris, holds 9,200,000 stock units, 26,905 of which were acquired during 2001. These holdings are approximately 1.17% of our issued share capital. Cressborough acquired most of these stock units when it exchanged its approximately 6.0% interest in Shuttleway for 8,390,058 of our stock units.

  Mystic Investments (Cayman) Limited, a corporation 100% owned by Sir Anthony O'Reilly has disclosed an interest in 420,907 stock units representing approximately 0.05% of our issued share capital. Indexia Holdings Limited, a company 100.0% owned by Sir Anthony O'Reilly has disclosed an interest in 250,000 stock units representing approximately 0.03% of our issued share capital.

  Having regard to the interests of Stoneworth and the other holdings mentioned above, the combined holdings of the O'Reilly and Goulandris families control 24.6% of the issued share capital of the Company.

(d)
The Registrants know of no arrangements, the operation of which may at a subsequent date result in a change in control of either of the Registrants.

(e)
None of the shareholders has special voting rights.

(f)
The Company has been notified of the following interests in its issued share capital in excess of 3% at September 24, 2003.

Name	Holding	Percentage
Stoneworth Investment Limited(1)	128,998,528	16.5
Bank of Ireland Asset Management	91,438,747	11.7
Araquipa International Limited(2)	27,111,201	3.5
Jupiter Asset Management	27,107,848	3.5
Lazard Asset Management	27,007,969	3.4
Albany Hill Limited(3)	26,778,362	3.4

$_$_DATA_CELL,10,1,1

    (1)
    Sir Anthony O'Reilly, our Chairman of the Board, controls 49.0%, Peter John Goulandris, our Deputy Chairman of the Board, controls 49.0% and Lewis Glucksman, a director, controls 2.0%, respectively of this company.

    (2)
    Peter John Goulandris controls 100% of this company.

    (3)
    Sir Anthony O'Reilly indirectly controls 50.0%, Peter Goulandris indirectly controls 40.0% and Lady O'Reilly indirectly controls 10.0% of this company.

(g)
We have been advised that the shareholdings of Bank of Ireland Asset Management, Lazard Asset Management and Jupiter Asset Management are not beneficially owned but are held on behalf of clients, none of which, so far as we are aware, hold more than 3.0% of our issued share capital.

Interest of Management in Certain Transactions

        In July 2001 we acquired Ashling Corporation (which controlled W-C Designs and was a licensee for Waterford Linens) from Fitzwilton Limited, a company controlled by Sir Anthony O'Reilly and Peter John Goulandris, who are two of our principal security holders and our Chairman of the Board and Deputy Chairman of the Board, respectively, in exchange for 9,331,733 of our stock units, worth approximately €11.2 million. Two independent appraisers confirmed that the acquisition was fair and reasonable so far as our shareholders were concerned. In giving this confirmation each relied upon the commercial assessment of the acquisition by our independent directors.

        Sam Michaels, one of our non-executive directors, was paid a fee of $301,000 from us for the provision of consulting services to All-Clad Holdings Inc. David Sculley, one of our non-executive directors, has a contract through Wellspring Holdings, Inc. to provide consulting services to All-Clad Holdings, Inc. and Waterford Wedgwood U.S.A. Inc. for an annual fee of $400,000. Brian Patterson, one of our non-executive directors and the ex-CEO of Wedgwood, has a controlling interest in Mentoring Services Ltd., a company which has a contract which expires at the end of 2003 for the provision of consulting services to Wedgwood for a fee of €145,800 per annum.

Item 8—Financial Information

Financial Statements

        See "Item 18—Financial Statements".

Legal Proceedings

        From time to time we are parties to legal proceedings arising in the normal course of our business. Recently, the Attorneys General of the State of New York, Texas, Illinois and Florida requested that management provide documentation and information with respect to our retail pricing practices, as well as the sale and distribution of our products in certain department and specialty stores in those states. This investigation has now been underway over 12 months and we cannot anticipate its outcome.

Dividends

        A final dividend of 1.2c per share was approved by shareholders at the Annual General Meeting on July 31, 2003 and paid on September 1, 2003. Payments of future dividends will be affected by our future trading levels, our net indebtedness and our financial condition.

        Holders of stock units are entitled to elect to receive either U.K. source dividends paid on the income shares of WW U.K. or Irish source dividends paid on the ordinary shares of the Company. A holder of stock units is also entitled to elect to receive dividends paid in either Euro or pounds sterling. If such elections are not made, a holder of stock units will receive dividends paid in Euros on the ordinary shares. If a holder elects to receive dividends on the income share comprised in the stock unit, such holder will be entitled to a U.K. tax credit in respect of the cash amount of the dividend received. At the 1996 Annual General Meeting of the Company shareholders approved the introduction of a scrip dividend plan. Under the plan most shareholders are offered the option to elect to receive their dividend in the form of additional stock units in the Group, in place of their cash entitlement. This offer was not made to shareholders resident in the U.S. or Canada.

        For a description of the tax consequences of the receipt of dividends, see "Item 10—Additional Information—Taxation". If the net dividend distributed by WW U.K. is less than the sterling equivalent of the net dividend distributed on the ordinary shares, any shortfall is paid in Euros as a dividend on the ordinary share component.

Significant Changes

        There have been no significant changes not disclosed in the body of this report since the date of the Financial Statements included in this report.

Item 9—The Offer and Listing

Nature of Trading Markets

        On November 3, 1986, WW U.K. distributed subscription rights to all of the Company's ordinary shareholders enabling them to purchase one income share of WW U.K. for every ordinary share of the Company held, at a purchase price of £0.01 per income share, the ordinary share and income share together constituting a "stock unit". Thereafter, stock units are traded on the stock exchanges in Ireland and London. From April 30, 1990 prices quoted on the London Stock Exchange and the Irish Stock Exchange have been solely in respect of stock units.

Sale of Securities

        The London Stock Exchange classifies equity securities based on 12 levels of normal market size ranging from 500 to 200,000 shares. These levels of normal market size reflect the turnover by value in each company's shares over the past 12 months. Our stock units are quoted and traded on SEAQ at a normal market size of 15,000 shares.

        The reported high and low middle market quotations for the stock units on The London Stock Exchange and The Irish Stock Exchange based on their Daily Official Lists have been as follows:

	The London Stock Exchange		The Irish Stock Exchange
	High	Low	High	Low
	(Per stock unit)
Year ended December 31	£	£	€	€
1998	1.06	0.48	1.57	0.67
1999	0.69	0.43	1.05	0.63
2000	0.86	0.55	1.46	0.90
2001	0.88	0.35	1.40	0.55
Year ended March 31
2003	0.49	0.17	0.80	0.24
Quarter ended
2001 First quarter	0.88	0.69	1.40	1.10
Second quarter	0.75	0.67	1.23	1.05
Third quarter	0.67	0.35	1.08	0.55
Fourth quarter	0.57	0.36	0.95	0.58
2002 First quarter	0.56	0.43	0.92	0.70
Second quarter	0.49	0.37	0.80	0.57
Third quarter	0.40	0.26	0.64	0.39
Fourth quarter	0.37	0.21	0.58	0.30
2003 First quarter	0.33	0.17	0.51	0.24
Second quarter	0.17	0.15	0.25	0.20
Third quarter (through September 12, 2003)	0.23	0.17	0.33	0.25
Month ended
March 2003	0.18	0.17	0.27	0.24
April 2003	0.17	0.16	0.25	0.22
May 2003	0.17	0.17	0.25	0.22
June 2003	0.17	0.15	0.25	0.20
July 2003	0.20	0.17	0.29	0.25
August 2003	0.21	0.20	0.31	0.27
September 2003 (through September 12, 2003)	0.23	0.22	0.33	0.30

American Depository Shares ("ADSs")

        Effective July 8, 1986, ADSs representing 10 ordinary shares each, and since December 30, 1986 ADSs representing 10 stock units each, for which the Bank of New York, New York is currently the Depositary, were quoted on the NASDAQ National Market System. In December 1988, under the Securities Act of 1934 we de-registered our ADSs representing ordinary shares and terminated their quotation so that since that time the stock units represented by ADSs are the only quoted securities on the NASDAQ National Market System. The quotations set forth below for ADSs representing stock units reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
	(Per ADS)
Year ended December 31	$	$
1998	17.00	8.13
1999	12.00	7.50
2000	12.25	8.63
2001	13.00	5.09
Year ended March 31
2003	7.68	2.70
Quarter ended
2001 First quarter	13.00	10.00
Second quarter	11.50	8.80
Third quarter	10.00	5.54
Fourth quarter	8.51	5.09
2002 First quarter	8.40	6.05
Second quarter	7.68	5.80
Third quarter	6.40	4.26
Fourth quarter	5.50	2.85
Year ended December 31
2003 First quarter	5.25	2.70
Second quarter	3.15	2.63
Third quarter (through September 12, 2003)	3.70	2.83
Month ended
March 2003	4.75	3.50
April 2003	3.15	2.72
May 2003	3.10	2.72
June 2003	3.00	2.63
July 2003	3.27	2.83
August 2003	3.70	2.99
September 2003 (through September 12, 2003)	3.69	3.50

        As of September 12, 2003, there were approximately 275 holders of an aggregate of 786,507 ADSs, representing 7,865,070 stock units, equivalent to approximately 1.0% of the outstanding issued share capital of the Company. In addition there were 189 U.S. registered holders of an aggregate of 1,106,240 stock units, equivalent to approximately 0.14% of the outstanding issued share capital of the Company.

Item 10—Additional Information

Memorandum & Articles of Association—Waterford Wedgwood plc

        Waterford Wedgwood plc is an Irish company incorporated in 1947 under the Irish Companies Acts 1963 to 1999, registration number 11861.

        The objects of the Company are, inter alia, to carry on business as a holding company, to carry on any trade or business (manufacturing or otherwise), to undertake the management and control of the business, to purchase, acquire and carry on all or any part of the business, etc. The objects are widely drafted and are described in sub-sections 3 (a) to 3 (dd) of the Memorandum of the Company.

Directors

(a)
A director may vote on a proposal, arrangement or contract in which the director is materially interested, but only after the director has declared his interest in the proposal to the Board.

(b)
Directors' compensation may only be voted by the remuneration and nomination committee which is made up of non-executive independent directors of the Board.

(c)
The Memorandum & Articles of Association of the Company place no limit on the borrowing powers of the Company.

(d)
There is no age limit for directors.

(e)
There is no shareholding requirement for a director to qualify as a director.

        Directors are obliged to stand for re-election every three years. This means that approximately one third of the Board offer themselves for re-election each year.

Share Entitlements

        There are no preference shares in issue. Stock units of the Company which are made up of one ordinary share in the Company and one income share in WW U.K. rank pari passu, with each unit having one vote, sharing equal entitlement to dividends and sharing equal rights to any surplus in the event of a liquidation. There is no class of share which provides the holder with superior entitlements to other shareholders.

        Any dividend that remains unclaimed for a period of twelve years from the date on which such dividend was declared or became due for payment will be forfeited and revert to the Company, if the Board so resolves.

Rights of Stock Holders

        Changes to the rights of holders of stock can be effected through a change in the Memorandum & Articles of Association of the Company which can only be done at an extraordinary general meeting of shareholders where 75% of those voting vote in favor of the change.

Annual General Meetings and Extraordinary General Meetings

        These meetings are convened by the directors after providing shareholders with 21 days' notice. All shareholders or their proxies may attend such meetings and may vote and speak at these meetings. Irish law requires that an annual general meeting must be held no later than fifteen months after the previous annual general meeting. The Irish Companies Acts lay down the terms governing the convening of extraordinary general meetings by shareholders.

Limitations on the Right to Own Securities

        There are no limitations on the rights of non-resident or foreign shareholders to hold shares and exercise voting rights, etc. under Irish law or under the Memorandum & Articles of Association of the Company.

Change of Control

        There are no provisions in the Company's Articles of Association which would delay or prevent a change of control of the Company.

Disclosure of Ownership

        There are no provisions in the Articles of the Company which concern shareholder ownership disclosure. These disclosures are covered by London/Dublin Stock Exchange Regulations. The current disclosure level is for shareholders holding beneficial interests in excess of 3% to disclose this interest.

Irish Law and the Memorandum and Articles

        The content of the Memorandum & Articles is largely derived from an established body of Irish corporate law and therefore it mirrors the law in its provisions. There are no provisions in the Memorandum & Articles of the Company concerning changes of capital where these provisions would be considered more restrictive than that required by Irish law.

Memorandum and Articles of Association—Waterford Wedgwood U.K. plc.

        Waterford Wedgwood U.K. plc is a company incorporated on September 25, 1986 in the U.K. under the Companies Act 1985, registration number 2058427.

        The objects of WW U.K. are, inter alia, to carry on business as a holding company, to carry on any trade or business (manufacturing or otherwise), to undertake the management and control of the business, to purchase, acquire and carry on all or any part of the business, etc. The objects are widely drafted and are described in sub-section 4.1–4.26 of the Memorandum of WW U.K.

Directors

(a)
A director may vote on a proposal, arrangement or contract in which the director is materially interested but only after the director has declared his interest in the proposal to the Board.

(b)
Directors' compensation may only be voted by the remuneration and nomination committee which is made up of non-executive independent directors of the Board.

(c)
The Memorandum & Articles of Association of WW U.K. place no limit on the borrowing powers of the Company.

(d)
Under U.K. company law no person is capable of being appointed a director if at the time of his appointment he is aged 70 or over, unless certain provisions apply.

(e)
There is no shareholding requirement for a director to qualify as a director.

        Directors are obliged to stand for re-election every three years. This means that approximately one third of the Board offer themselves for re-election each year.

Share Entitlements

        There are no preference shares in issue. There are two classes of share in issue. Ordinary shares of Stg25p carry the right to vote at General Meetings of WW U.K., to receive dividends and to participate in the distribution of assets in a winding-up. Income shares of Stg1p when combined with an ordinary share in the Company entitle the holder to elect to receive dividends from WW U.K. in lieu of ordinary dividends from the Company. They carry no voting rights, nor entitlement to more than Stg1p per share in a winding-up.

        Any dividend that remains unclaimed for a period of twelve years from the date on which such dividend was declared or became due for payment will be forfeited and revert to WW U.K., if the Board so resolves.

Rights of Stock Holders

        Changes to the rights of holders of stock can be effected through a change in the Memorandum & Articles of Association of WW U.K. which can only be done at an extraordinary general meeting of shareholders where 75% of those voting vote in favor of the change.

Annual General Meetings and Extraordinary General Meetings

        These meetings are convened by the directors after providing shareholders with 21 days notice. All shareholders or their proxies may attend and vote at such meetings and in addition shareholders may speak at these meetings. U.K. law requires that an annual general meeting must be held no later than fifteen months after the previous annual general meeting. The U.K. Companies Acts lay down the terms governing the convening of extraordinary general meetings by shareholders.

Limitations on the Right to Own Securities

        There are no limitations on the rights of non-resident or foreign shareholders to hold shares and exercise voting rights, etc. under company law or under the Memorandum & Articles of WW U.K.

Change of Control

        There are no provisions in WW U.K.'s Articles of Association which would delay or prevent a change of control of WW U.K. or the Company.

Disclosure of Ownership

        There are no provisions in the Articles of WW U.K. which concern shareholder ownership disclosure. These disclosures are covered by London Stock Exchange Regulations and the Companies Acts. The current disclosure level is for shareholders holding beneficial interests in excess of 3% to disclose this interest.

U.K. Law and the Memorandum and Articles

        The content of the Memorandum & Articles is largely derived from an established body of corporate law of England and Wales and therefore it mirrors the law in its provisions. There are no provisions in the Memorandum & Articles of WW U.K. concerning changes of capital where these provisions would be considered more restrictive than that required by English company law.

Material Contracts

        For a description of the Revolving Credit Facility dated November 29, 1999 and the Note Purchase Agreement dated November 18, 1998, as amended in March 2002 and in June 2003, see "Item 5—Operating Financial Review and Prospects—Results of Operations—Capital Resources". For a description of the directors' service contracts, the 1995 Group Share Option Scheme and the 1996 Approved Group Share Option Scheme see "Item 6—Directors, Senior Management and Employees".

Exchange Controls and Other Limitations Affecting Security Holders

Ireland

        There are currently no Irish foreign exchange controls, or other statutes or regulations that restrict the export or import of capital that affect the remittance of dividends, other than dividend withholding tax on the ordinary shares or stock units, or that affect the conduct of the Company's operations.

        There are no restrictions under the Memorandum and Articles of Association of the Company or under Irish law that limit the right of non-resident or foreign owners to freely hold or vote the ordinary shares.

United Kingdom

        There are currently no U.K. foreign exchange controls or other statutes or regulations that restrict the export or import of capital, that affect the remittance of dividends on the income shares or stock units, or that affect the conduct of WW U.K.'s operations.

        There are no limitations, either under the laws of the U.K. or under the Memorandum and Articles of Association of WW U.K., restricting the right of non-resident or foreign owners to freely hold or vote (to the limited extent permitted by such Memorandum and Articles of Association) the income shares.

Taxation

        The following summarizes the material U.S. federal income, U.K. and Republic of Ireland tax consequences of owning and disposing of stock units and ADSs to a U.S. Holder (as defined below) that holds stock units or ADSs as a capital asset. This summary is not exhaustive of all possible tax considerations, and does not take into account the specific circumstances of U.S. Holders subject to special rules (including dealers in securities; life insurance companies; traders in securities that have elected a mark-to-market method of accounting; tax-exempt organizations; financial institutions; holders that hold stock units or ADSs as part of a straddle, hedge, or other conversion transaction; holders owning directly, indirectly or by attribution at least 10% of the voting stock of the Company or WW U.K.; holders whose functional currency is not the U.S. dollar; holders subject to alternative minimum tax; and holders who acquired the stock units or ADSs as compensation).

        Holders are advised to consult their own tax advisors with respect to the tax consequences of the ownership and disposition of stock units and ADSs, including the treatment under state and local laws.

        A "U.S. Holder" is any beneficial owner that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a U.S. domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

        This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the tax laws of the United Kingdom and Republic of Ireland, and the income tax conventions between the United States and the Republic of Ireland (the "Irish Treaty") and between the United States and the United Kingdom entered into force April 25, 1980 (the "Old U.K. Treaty") and entered into force on March 31, 2003 (the "New U.K. Treaty"), all as currently in effect. These laws are subject to changes, possibly with retroactive effect.

        The New U.K. Treaty is effective in respect of taxes withheld at source for amounts paid or credited on or after May 1, 2003. Other provisions of the New U.K. Treaty, however, will take effect on January 1, 2004. The rules of the Old U.K. Treaty will remain applicable until these effective dates. A U.S. Holder who is eligible for the benefits of the Old U.K. Treaty and New U.K. Treaty, however, may, in certain circumstances, elect to have the Old U.K. Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New U.K. Treaty. Holders of stock units or ADSs are advised to consult their own tax advisers with respect to the overall tax implications of the New U.K. Treaty, including the implications of making the election.

        This summary is further based in part on representations of the Depositary and assumes that each obligation in the Depository Agreement and any related agreement will be performed in accordance with its terms. Based on this assumptions, a holder of ADRs evidencing ADSs generally will be treated as the owner of the underlying stock units for U.S. federal income tax purposes as well as under the Irish Treaty and the Old and New U.K. Treaty. Exchanges of stock units for ADRs, and ADRs for stock units, generally will not be subject to United States federal income, U.K. or Republic or Ireland taxation.

Taxation of Dividends

        U.K. Taxation.    A U.S. Holder who receives dividends from WW U.K. and who is a U.S. resident for the purposes of the U.S./U.K. income tax treaty will be entitled to a tax credit in the amount of 10/90 of the dividend. However, after the deduction of the 15.0% required under the U.S./U.K. income tax treaty, the result is that the U.S. shareholder will not be entitled to repayment of any tax credit. Therefore a dividend of $80 will result in a net cash receipt of $80.

        Under the new U.S./U.K. income tax treaty the U.K. withholding tax and tax credit payment will no longer apply to U.S. Holders, except during the twelve months after it comes into effect. Under the new U.S./U.K. income tax treaty, the U.K. may be allowed in certain circumstances to impose a 15% withholding tax on dividends paid to U.S. Holders. U.S. Holders subject to such withholding tax should be entitled to a foreign tax credit, subject to the limitations described above.

        Republic of Ireland Taxation.    Under general Irish tax law, an individual U.S. Holder who is neither resident nor ordinarily resident in the Republic of Ireland and who is a resident of a country with which the Republic of Ireland has concluded an income tax treaty such as the United States of America will not be liable to Irish income tax on dividends received from the Company. A corporate U.S. Holder that is resident in the United States of America and not under the control, whether directly or indirectly, of Irish residents will not be liable to Irish income tax on dividends received from the Company.

        Irish Withholding Tax on Dividends.    The Company is obliged to operate a withholding tax on dividends paid to shareholders. The withholding tax is deducted at the standard rate of Irish income tax (currently 20.0%). There is provision for exemption from withholding tax in cases where the beneficial owner of the dividend being an individual is resident in a country with which Ireland has an income tax treaty, such as the United States of America. To qualify for this exemption the beneficial owner must complete an appropriate exemption declaration and attach a certificate from the Internal Revenue Service (Form 6166) stating that the beneficial owner is a resident of the United States of America for the purposes of U.S. taxation.

        Special arrangements for exception from the dividend withholding tax are provided for in the case of a qualifying intermediary that is a depository bank and receives dividends on behalf of holders of an ADS evidenced by ADRs. Currently these arrangements, which are detailed and complex are not relevant, as the Depositary (Bank of New York) has elected to take its dividend on behalf of the ADS holders from WW U.K. instead of from the Company. As WW U.K. is a company resident in the United Kingdom for U.K. tax purposes, it is not subject to the Irish dividend withholding tax provisions.

        U.S. Federal Income Taxation.    Under the U.S. federal income tax laws, the gross amount of a dividend paid to a U.S. holder by WW U.K. out of its current or accumulated earnings and profits or by the Company out of its current or accumulated earnings and profits (in each case as determined for U.S. federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the stock units or ADSs are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Company with respect to its stock units or ADSs generally will be qualified dividend income. The dividend is taxable to the U.S. Holder when the holder, in the case of stock units, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. Dividends will not be eligible for the dividends-received deduction generally allowed in respect of dividends received from other U.S. corporations. Dividends paid in excess of current or accumulated earnings or profits (as determined for United States federal income tax purposes) will be treated as a return of capital to the extent of the U.S. Holder's basis in the stock units or ADSs, and thereafter as capital gain.

        A U.S. Holder that is eligible for the benefits of the Old U.K. Treaty may include in the gross amount of its dividends paid by WW U.K. the U.K. tax deemed withheld from the dividend payment pursuant to the Old U.K. Treaty, as described above in "—Taxation of Dividends—U.K. Taxation". Subject to certain limitations, the U.K. tax withheld in accordance with the Old U.K. Treaty and effectively paid over to the U.K. Inland Revenue will be creditable against the U.S. Holder's U.S. federal income tax liability, if the U.S. Holder is eligible for the benefits of the Old U.K. Treaty and has appropriately filed Internal Revenue Form 8833. Under the New U.K. Treaty, a U.S. holder will not be entitled to a U.K. tax refund with respect to dividends paid by WW U.K., but also will not be subject to U.K. withholding tax thereon. In that case, the U.S. Holder will include in income for United States federal income tax purposes only the amount of the dividend actually received from WW U.K., and the receipt of a dividend will not entitle the U.S. holder to a foreign tax credit.

        Subject to certain limitations, any Irish tax withheld in accordance with the Irish Treaty with respect to dividends paid by the Company and paid over to Ireland will be creditable against a U.S. Holder's U.S. tax liability. However, to the extent a refund of the tax withheld or an exemption from Irish withholding is available, the amount of tax withheld that is refundable or otherwise would not have been withheld will not be eligible for credit against the U.S. Holder's U.S. tax liability. See "—Taxation of Dividends—Republic of Ireland Taxation—Withholding Tax on Dividends" above for the procedure for obtaining an exemption from Irish withholding for individual and corporate U.S. Holders.

        Dividends will be income from sources outside the United States and, with certain exceptions, "passive" or "financial services" income, which is treated separately from other types of income for foreign tax credit limitation purposes.

        The amount of a dividend payment included in income will be its U.S. dollar value, regardless of whether the payment is in fact made in or converted into U.S. dollars. The U.S. dollar value of a dividend paid in pounds sterling or Euros will be determined at the spot rate on the date such dividend is actually or constructively received by the U.S. Holder, in the case of ordinary stock units, or the Depositary in the case of ADSs. Generally, any gain or loss realized on a sale or other disposition of the pounds sterling or Euros will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of Capital Gains

        U.K. and Republic of Ireland Taxation.    A U.S. Holder of ADSs or stock units who is resident in the U.S. and not resident or ordinarily resident (for U.K. tax purposes) in the United Kingdom will not be liable for U.K. tax on gains realized on the sale or other disposal of these ADSs or stock units unless the ADSs or stock units are held in connection with a trade carried on by him in the U.K. through a branch or agency. A U.S. Holder of ADSs or stock units who is resident in the U.S. and not resident or ordinarily resident (for Republic of Ireland tax purposes) in the Republic of Ireland will not be liable for Republic of Ireland tax on gains realized on the sale or other disposal of the ADSs or stock units unless the ADSs or stock units are held in connection with a trade or business carried on by him in the Republic of Ireland through a branch or agency.

        A U.S. citizen who is resident or ordinarily resident in the U.K., or a U.S. corporation that is resident in the United Kingdom or which holds ADSs or stock units in connection with a trade or business carried on by it in the United Kingdom through a branch or agency, may be liable for both U.K. and U.S. tax on a gain resulting from the disposal of ADSs or stock units. No U.K. tax liability should arise in respect of a U.S. domiciled individual who is resident or ordinarily resident in the United Kingdom in respect of stock units comprised in stock units unless he/she remits or is treated as remitting amounts in respect of such gains to the United Kingdom. A U.S. citizen who is resident or ordinarily resident in the Republic of Ireland, or a U.S. corporation that is resident in the Republic of Ireland, of which ADSs or stock units are an asset or for whose purpose the ADSs or stock units are held, may be liable for both Republic of Ireland and U.S. tax on a gain on the disposal of the ADSs or stock units.

        A company is deemed to be resident in Ireland for Irish tax purposes if its management and control is exercised in Ireland. A company, is also deemed to be resident in Ireland if it is incorporated in Ireland (save in the circumstances below).

        Companies which are incorporated in Ireland are not regarded as resident if they or a related company are trading in Ireland and they are controlled by persons resident in an EU Member State or tax treaty country, or if they or a related company are quoted on a recognized stock exchange in an EU Member State or tax treaty country.

        Alternatively an Irish incorporated company will not be regarded as Irish resident if the company is regarded as non resident by virtue of a tax treaty between Ireland and another country.

        Generally, gains realized by a U.S. Holder on the sale or other disposition of ADSs or stock units will be treated as U.S. source for the purposes of U.S. foreign tax credit limitations. Accordingly, any U.K. or Irish tax imposed on such gains will not be creditable against a U.S. Holder's federal income tax liability unless such holder has income from foreign sources in the appropriate category for the purposes of the foreign tax credit rules.

        U.S. Federal Income Taxation.    A U.S. Holder that sells or otherwise disposes of its stock units or ADSs generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the stock units or ADSs. Capital gain of a noncorporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Generally, the gain or loss will be income from sources within the United States for foreign tax credit limitation purposes.

Estate and Gift Taxation

        Stock units, or ADSs representing stock units, in companies registered in the Republic of Ireland are deemed to be situated where the company maintains its share register, namely the Republic of Ireland. Republic of Ireland capital acquisitions tax applies to gifts and inheritances of Irish property. Gifts and inheritances of ADSs and stock units are therefore subject to capital acquisitions tax. Certain exemptions apply to gifts and inheritances depending upon the relationship between the donor and donee. For example, bequests to a spouse under a will or gifts between spouses are wholly exempt from Irish capital acquisitions tax.

        U.K. inheritance tax may apply to gifts and bequests of ADSs or stock units to the extent that the value of such stock units is attributable to income shares, whether or not the donor is domiciled or treated as domiciled for U.K. inheritance tax purposes in the United Kingdom and to gifts and bequests of ADSs or stock units to the extent of their value if the donor is domiciled or treated as domiciled in the United Kingdom.

        Whether or not the U.S./Republic of Ireland or the U.S./U.K. estate tax convention applies to either Irish or U.K. inheritance tax, any such tax payable in the Republic of Ireland or the United Kingdom will, subject to certain limitations, be allowed as a credit against so much of the U.S. federal estate tax as is payable on the same property. There is no credit against U.S. federal gift tax for Irish gift tax paid.

Stamp Duty and Stamp Duty Reserve Tax

        No Irish stamp duty is payable on the transfer of an ADS. No U.K. stamp duty or Stamp Duty Reserve Tax ("SDRT") will be payable provided the instrument of transfer is executed, and is retained at all times, outside the United Kingdom.

        There is uncertainty whether or not Irish stamp duty (which would be applicable at a rate of 1% rounded down to the nearest euro of the price paid or, if higher, the value of the stock units) applies to a deposit of stock units with the Depositary in exchange for ADSs and withdrawals of stock units. The matter is under discussion between a working group established by the Irish Stock Exchange and the Irish Revenue Commissioners.

        Stock units deposited with the Depositary by the beneficial owner will not attract Irish stamp duty. However, a 1.5% U.K. stamp duty or SDRT charge could arise in respect of the consideration attributable to, or the value of, the income share. Under current practice these additional charges are not collected where the delivery is within the Crest system.

        A transfer of stock units by the Depositary at the direction of the ADS holder directly to a purchaser will give rise to Irish stamp duty at 1.0% of the value. A transfer to the holder of the ADS upon cancellation of the ADS will not attract a charge to Irish stamp duty provided appropriate certification is given. Any U.K. stamp duty on a transferred document should be limited to £5.00. No U.K. SDRT should arise under the Crest system under current practice.

        A transfer on sale or voluntary disposition of stock units will give rise to Irish stamp duty at a rate of 1.0% on the consideration or value. Where a transaction is effected under Crest, under current practice no additional charge to SDRT is collected in respect of the consideration attributable to the income share.

        If the transfer is effected outside Crest, payments of Irish stamp duty will normally frank any liability to U.K. stamp duty. Under double taxation arrangements between Ireland and the U.K. where an instrument has been stamped in one country, the instrument is deemed to have been stamped in the other country, but only to the extent of the duty it bears in the first country.

        A transfer of stock units other than on sale will not attract a charge to Irish stamp duty if effected by an instrument of transfer or under the Crest system provided appropriate certification is given. Any U.K. stamp duty on a transferred document should be limited to £5.00. No U.K. SDRT should arise under the Crest system under current practice.

        In relation to sales of stock units which do not involve the transfer of legal title and which are not effected by an instrument of transfer, Irish stamp duty charges may not arise but a charge to U.K. SDRT at the rate of 0.5% could arise on the amount or value of the consideration attributable to the income share.

Documents on Display

        It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street NW,

Washington, DC 20049. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their charges. The SEC filings are also available to the public from commercial document retrieval services and, for our most recent filings only, at the web site maintained by the SEC at www.sec.gov.

Item 11—Quantitative and Qualitative Disclosures about Market Risk

        All of the figures in Item 11 have been prepared under Irish GAAP.

        We are exposed to changes in financial market conditions in the normal course of our business operations due to operations in different foreign currencies and ongoing investing and funding activities, including changes in interest rates and foreign currency exchange rates. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. We have established policies and procedures and internal processes, including review by a sub-committee of the board of directors governing our management of market risks and the use of financial instruments.

        We are exposed to changes in interest rates primarily as a result of short-term and long-term debt used to maintain liquidity and to fund our business operations. We borrow in different currencies and from different sources to meet the borrowing needs of our affiliates. The nature and amount of our long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors.

        Our operating cash flows denominated in foreign currency as a result of our international business activities and certain of our borrowings are exposed to changes in foreign exchange rates. We continually evaluate our foreign currency exposure (primarily U.S. Dollar, Japanese Yen and Sterling), based on current market conditions and the business environment. In order to mitigate the effect of foreign exchange risk, we engage in hedging activities.

  Treasury management and financial instruments

        Our treasury operations are managed by the Group Treasury function within parameters formally defined and regularly reviewed by the Treasury Risk Management Committee of the Main Board supplemented by procedures and bank mandates. Our Treasury function operates as a centralized service managing interest rate, foreign currency and financing risk and its activities are routinely reported to members of the Board.

        Consistent with our policy, Group Treasury does not engage in speculative activity. Financial instruments, including derivatives, are used to raise finance and to manage interest rate and foreign currency risk arising from our operations. The Directors set out their views on the key financial risks below.

  Foreign currency risk management

        The majority of our business operations and our assets and liabilities are transacted and held in four principal currencies; Euro, sterling, U.S. dollar and yen.

        It is our policy to protect income and expenditure, where appropriate, by means of forward currency contracts. Business trading flows are netted by currency and, where considered appropriate, hedged up to 3 years ahead. We elected during the year ended March 31, 2003 to cancel our outstanding future years forward cover, resulting in a gain during fiscal 2003, as part of our management of the yield on our hedging activities in respect of overseas trading cash flows. Subsequent to this, and taking into account our view on the four principal currencies, current hedging in place at

September 20, 2003 for the coming 12 months was as follows: 67.3% of our $/€ exposure and 71.1% of our ¥/Stg£ exposure.

        If we did not hedge our currency exposures a 1 cent decline in the value of the U.S. dollar against the Euro would reduce operating income by approximately €1.3 million in a full year and a 10 yen decline in the yen against the U.K. pound sterling would reduce operating income by €1.9 million in a full year.

        Our policy has been to use foreign currency borrowings and forward foreign currency contracts to hedge part of the impact on our balance sheet of exchange rate movements on foreign currency denominated assets and liabilities.

Analysis of Forward Contracts by currency

        Principal (notional) amount by expected maturity date:

March 31, 2003	FY2003/04	FY2004/05	FY2005/06	FY2006/07	FY2008/09	Total	Fair value as at March 31, 2003
	(in millions except average exchange rate)
							€
Forward contracts to hedge anticipatory transactions (none of which extend beyond the year 2004):
Sale of U.S. dollars for:
Euro:
Notional contract amount	$7.5	—	—	—	—	$7.5	0.1
Weighted average contractual exchange rate	1.04	—	—	—	—	1.04	—
Sale of Japanese yen for:
Sterling:
Notional contract amount	¥2,500.0	—	—	—	—	¥2,500.0	(1.2)
Weighted average contractual exchange rate	183.16	—	—	—	—	183.16	—
Forward contract to hedge exposure on translation of overseas assets:
Sale of U.S. dollars for:
Euro:
Notional contract amount	$82.5	—	—	—	—	$82.5	(0.2)
Weighted average contractual exchange rate	1.07	—	—	—	—	1.07	—
Forward contract to hedge U.S. dollar borrowings:
Sale of Sterling for:
U.S.$:
Notional contract amount	—	—	—	—	$22.6	$22.6	0.2
Weighted average contractual exchange rate	—	—	—	—	1.59	1.59
Interest rate risk
Interest rate collar on Euro	—	—	—	—	—		(0.30)
Interest rate swaps	—	—	—	—	—		(2.1)

March 31, 2002	FY2002/03	FY2003/04	FY2004/05	FY2005/06	Total	Fair value as at March 31, 2002
	(in millions except average exchange rate)
						€
Forward contracts to hedge anticipatory transactions (none of which extend beyond the year 2006):
Sale of U.S. dollars for:
Euro:
Notional contract amount	$165.5	$43.5			$209.0	(21.3)
Weighted average contractual exchange rate	0.97	0.92	—	—	0.96
Sterling:
Notional contract amount	$5.5	—	—	—	$5.5	0.0
Weighted average contractual exchange rate	1.43	—	—	—	1.43	0.0
Sale of Japanese Yen for:
Sterling:
Notional contract amount	¥3,250.0	¥2,000.0	¥2,000.0	¥2,000.0	¥9,250.0	6.0
Weighted average contractual exchange rate	152.69	173.76	164.44	158.59	160.08
December 31, 2001	FY2002		FY2003	FY2004	Total		Fair value as at March 31, 2001
	(in millions except average exchange rate)
							€
Forward contracts to hedge anticipatory transactions (none of which extend beyond the year 2004):
Sale of U.S. dollars for:
Euro:
Notional contract amount		$151.0	$67.0	$10.0		$228.0	(18.7)
Weighted average contractual exchange rate		0.9816	0.9238	0.9052		0.9604
Sterling:
Notional contract amount		$4.0	—	—		$4.0	(0.1)
Weighted average contractual exchange rate		1.4772	—	—		1.4772
Sale of Japanese Yen for:
Sterling:
Notional contract amount		¥4,300.0	—	—		¥4,300.0	7.0
Weighted average contractual exchange rate		155.92	—	—		155.92
Sale of Canadian Dollars for:
Sterling:
Notional contract amount	C$	0.5	—	—	C$	0.5	0.0
Weighted average contractual exchange rate		2.2600	—	—		2.26
Sale of Australian Dollars for:
Euro:
Notional contract amount	A$	0.2	—		A$	0.2	0.0
Weighted average contractual exchange rate		1.7247	—	—		1.7247

        We enter into forward contracts to manage our exposure to the translation of certain overseas assets. At March 31, 2003, these contracts covered the conversion of U.S.$82.5 million of such assets.

        We have also entered into a ten year U.S. dollar/sterling fixed foward contract as part of the arrangements to fix the rate of exchange on U.S.$22.6 million of the U.S.$95 million of 7.8% unsecured notes raised in November 1998 in a U.S. private placement. Under this forward contract we have the right to purchase U.S.$22.6 million on November 18, 2008 at a rate of U.S.$1.5889 = £1. The fair value of this contract at March 31, 2003 was approximately €0.2 million.

  Interest rate risk management

        Our interest rate exposure arising from our borrowings and deposits is managed by the use of fixed rate debt, interest rate swaps and interest rate collars. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling some benefits to be enjoyed if interest rates fall. Thus our interest rate risk management policy is to fix between 20.0% and 60.0% of the interest cost on outstanding debt. At March 31, 2003, 21.6% (2002: 24.4%) of debt was fixed at an average rate of 7.68% (2002: 7.68%) for a weighted average maturity of 5.5 years (2002: 6.5 years).

        The average rate of interest paid during the year ended March 31, 2003 was 5.06% (3 months ended March 31, 2002: 4.45%). In 2000, interest cost was covered by net income before interest 4.2 times. A loss was incurred in 2001 and in the three months ended March 31, 2002. In the year ended March 31, 2003, interest cost was covered by net income before interest 1.3 times. A 1.0% rise in market rates for a period of one year would reduce net income before tax by €4.2 million for the year ended March 31, 2003.

	Fixed rate debt			Floating rate debt
	Weighted average interest rate %	Weighted average time for which rate is fixed Years	Amount	Weighted average interest rate %	Amount	Total
		(in millions)			(in millions)
			€		€	€
At March 31, 2003
Euro loans	6.14	3.8	6.9	4.7	170.4	177.3
U.S. dollar loans	7.80	5.6	88.4	5.0	66.7	155.1
Sterling loans				5.9	83.0	83.0
Yen loans				1.7	25.3	25.3

Total			95.3		345.4	440.7

	Fixed rate debt			Floating rate debt
	Weighted average interest rate %	Weighted average time for which rate is fixed Years	Amount	Weighted average interest rate %	Amount	Total
		(in millions)			(in millions)
			€		€	€
At March 31, 2002
Euro loans	6.14	4.8	8.7	4.4	45.1	53.8
U.S. dollar loans	7.80	6.6	108.0	4.6	217.8	325.8
Sterling loans	—	—	—	4.9	70.6	70.6
Yen loans	—	—	—	1.1	28.1	28.1

Total			116.7		361.6	478.3

	Fixed rate debt			Floating rate debt
	Weighted average interest rate %	Weighted average time for which rate is fixed Years	Amount	Weighted average interest rate %	Amount	Total
		(in millions)			(in millions)
			€		€	€
At December 31, 2001
Euro loans	6.14	5.0	8.8	5.2	50.4	59.2
U.S. dollar loans	6.80	6.9	106.0	4.9	214.6	320.6
Sterling loans	—	—	—	6.0	76.2	76.2
Yen loans	—	—	—	1.0	27.7	27.7

Total			114.8		368.9	483.7

	Fixed rate debt			Floating rate debt
	Weighted average interest rate %	Weighted average time for which rate is fixed Years	Amount	Weighted average interest rate %	Amount	Total
		(in millions)			(in millions)
			€		€	€
At December 31, 2000
Euro loans	6.14	6.0	10.6	5.4	81.3	91.9
U.S. dollar loans	6.80	7.9	101.2	7.3	106.5	207.7
Sterling loans	7.25	—	0.2	7.1	68.9	69.1
Yen loans	—	—	—	1.0	30.3	30.3

Total			112.0		287.0	399.0

Item 12—Description of Securities other than Equity Securities

        Not applicable

PART II

Item 13—Defaults upon Senior Securities

        None

Item 14—Changes in Securities and Changes in Security for Registered Securities

        None

Item 15—Controls and Procedures

        Under the supervision and with the participation of the Company's and WW U.K.'s management, including the Chief Executive Officer and the Chief Financial Officer, the Company's and WW U.K.'s management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-14(c) and 15d-14(c) as at March 31, 2003. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's and WW U.K.'s disclosure controls and procedures are effective at the level of providing reasonable assurance.

        In designing and evaluating the Company's and WW U.K.'s disclosure controls and procedures, the Company's and WW U.K.'s management, including the Chief Executive Officer and the Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company's and WW U.K.'s management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company and WW U.K. have been detected.

        There has been no change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A—Audit Committee Financial Expert

        Not applicable for the period covered by this annual report.

Item 16B—Code of Ethics

        Not applicable for the period covered by this annual report.

Item 16C—Principal Accountant Fees and Services

        Not applicable for the period covered by this annual report.

PART III

Item 17—Financial Statements

        The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

Index to Consolidated Financial Statements	F-1
Report of Independent Auditors	F-2
Consolidated Financial Statements	F-3

Supplemental Schedules for the years ended December 31, 2000 and 2001, three months ended March 31, 2002 and year ended March 31, 2003

Report of Independent Auditors on Financial Statement Schedule	F-77
Summarized Consolidated Financial Data—WW U.K. plc	F-78

        All other supplemental schedules have been omitted because either they are not required under the applicable instructions or the substance of the required information is shown in the consolidated financial statements.

Item 18—Financial Statements

        We have elected to provide financial statements and the related information pursuant to Item 17.

Item 19—Exhibits

        The following documents are filed as part of this annual report:

1.1	Memorandum and Articles of Association of the Company*

1.2	Memorandum and Articles of Association of WW U.K. plc*
2.1
Amendment and Restated Agreement dated March 4, 2002 for Euro, U.S. Dollars and Sterling Revolving Credit Facilities for Waterford Wedgwood plc, Waterford Wedgwood U.K. plc and certain subsidiaries arranged by Bank of Ireland and The Royal Bank of Scotland plc.**
2.2
Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., Note Purchase Agreement, dated as of November 18, 1998, U.S.$95,000,000 6.80% Guaranteed Senior Notes due November 18, 2008 of Waterford Wedgwood Finance Inc.**
2.3	Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., Amendment Agreement Re: Note Purchase Agreements dated as of November 18, 1998.**
2.4	Amendment, dated December 17, 1999, by and among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc. and the holders of the 6.80% Guaranteed Senior Notes due November 18, 2008.**
2.5
Third Amendment and Waiver, dated as of March 5, 2002, to those separate Note Purchase Agreements dated as of November 18, 1998 among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., and the holders of the 6.80% Guaranteed Senior Notes due November 18, 2008.**
2.6
Form of Fourth Amendment and Waiver, dated as of June 4, 2003 to those separate Note Purchase Agreements dated as of November 18, 1998 among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., and the holders of the 6.80% Guaranteed Senior Notes due November 18, 2008.
2.7
Form of Waiver letter, dated June 3, 2003 from National Westminster Bank plc as agent to Waterford Wedgwood plc, Re: Euro, U.S. Dollars and Sterling Revolving Credit Facility dated November 29, 1999, as amended and restated under the Amendment and Restatement Agreement dated March 4, 2002.
2.8
Form of Waiver letter, dated as of September 29, 2003 to those Note Purchase Agreements dated as of November 18, 1998 among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., and the holder of 6.80% Guaranteed Senior Notes due November 18, 2008.
2.9
Form of Waiver letter, dated September 30, 2003 from National Westminster Bank plc as agent to Waterford Wedgwood plc, Re: Euro, U.S. Dollars and Sterling Revolving Credit Facility dated November 29, 1999, as amended and restated under the Amendment and Restatement Agreement dated March 4, 2002.
4.1	Directors Service Contracts.***
4.2	The 1995 Share Option Scheme.*
4.3	The 1996 Approved Group Share Option Scheme.**
4.4	Form of Consultancy Service Agreement between Waterford Wedgwood plc and Wellspring Holdings Inc.
8.0	Subsidiaries (provided under "Item 4—Information on the Company—Organizational Structure").
10(a)	Consent of Independent Auditors.
12.1	Certification required by Rule 13a-14(a) or Rule 15(d)-14(a).
12.2	Certification required by Rule 13a-14(a) or Rule 15(d)-14(a).

13.1	Certification required by Rule 13a-14(b) or Rule 14(d)-14(b).
13.2	Certification required by Rule 13a-14(b) or Rule 14(d)-14(b).

*
Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000.

**
Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001 and the transition report on Form 20-F in respect of the three months ended March 31, 2002.

***
Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000 except for; Resourcing Agreement between Waterford Wedgwood Trading Singapore Pte. Ltd.; and Mentoring Services Limited and letter dated March 28, 2001 from George Stonier, for Group Remuneration and Nominations Committee to Piers Wedgwood, which are incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001 and the transition report on Form 20-F in respect of the three months ended March 31, 2002.

        The Company agrees to furnish copies of any and all instruments of indebtedness that exceed 10% of its total assets to the Securities Exchange Commission upon request.

SIGNATURES

        The registrants, hereby, certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

WATERFORD WEDGWOOD PLC
By:	/s/ RICHARD A. BARNES Richard A. Barnes Director
WATERFORD WEDGWOOD U.K. PLC
By:	/s/ RICHARD A. BARNES Richard A. Barnes Director

Date: October 1, 2003

WATERFORD WEDGWOOD plc and Subsidiaries

Index to Consolidated Financial Statements

Year ended March 31, 2003

        Our CONSOLIDATED FINANCIAL STATEMENTS are presented in Euro, the currency of the European Economic and Monetary Union as denoted by the symbol "€".

        Prior to 2002 our fiscal year ended on December 31, and the last full such fiscal year was the year ended December 31, 2001. Thereafter, we changed our fiscal year end to March 31. Our first fiscal period ended March 31, was the three months ended March 31, 2002, and our first full fiscal year ended March 31 was March 31, 2003.

        References to € are to the Euro which has an irrevocable fixed exchange rate with the Irish pound of €1.00 = IR£0.787564.

WATERFORD WEDGWOOD plc and Subsidiaries

Report of Independent Auditors

To the Members of Waterford Wedgwood plc

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, comprehensive income and changes in shareholders' equity present fairly, in all material respects, the financial position of Waterford Wedgwood plc and its subsidiaries ("the Company") at March 31, 2003, March 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001, the three months ended March 31, 2002 and the year ended March 31, 2003, in conformity with accounting principles generally accepted in the Republic of Ireland. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in note 2 to the consolidated financial statements, the Company changed its accounting policy for deferred tax during the three months ended March 31, 2002.

        Accounting principles generally accepted in the Republic of Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended December 31, 2001, the three months ended March 31, 2002 and the year ended March 31, 2003, and the determination of consolidated shareholders' equity at March 31, 2003, March 31, 2002 and December 31, 2001 to the extent summarized in note 33, as restated, to the consolidated financial statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin, Republic of Ireland
June 4, 2003, except for Note 33, as to which the date is September 22, 2003

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statement of Income

	Year ended December 31,						3 months ended March 31, 2002		Year ended March 31,
	2000		Pre-excep- tional charges 2001	Exceptional charges (note 7) 2001	Total 2001				Pre-excep- tional charges 2003	Exceptional charges (note 7) 2003	Total 2003
	(in millions, except per share amounts)
	€		€	€	€		€		€	€	€
Net sales (note 5)	1,084.4		1,012.0	—	1,012.0		207.2		951.3	—	951.3
Cost of sales	(555.9)		(545.7)	(39.9)	(585.6)		(116.3)		(486.1)	(34.2)	(520.3)

Gross profit	528.5		466.3	(39.9)	426.4		90.9		465.2	(34.2)	431.0
Distribution and administrative expenses	(426.7)		(406.2)	(21.9)	(428.1)		(101.5)		(404.8)	(1.5)	(406.3)
Other operating income	2.6		0.6	—	0.6		0.1		(3.1)	—	(3.1)

Operating income/(loss) (note 6)	104.4		60.7	(61.8)	(1.1)		(10.5)		57.3	(35.7)	21.6
Gains arising on conversion of US$loans (note 7)	—		—	—	—		—		—	9.7	9.7
Profit on sale of fixed asset (note 7)	—		—	—	—		—		—	5.1	5.1
Deficit arising on closed pension scheme (note 7)	—		—	—	—		—		—	(3.9)	(3.9)
Amount written off investments (note 8)	—		—	(16.2)	(16.2)		—		—	—	—
Net interest expense (note 9)	(24.8)		(26.0)		(26.0)		(5.5)		(25.3)	—	(25.3)

Net income/(loss) before taxes	79.6		34.7	(78.0)	(43.3)		(16.0)		32.0	(24.8)	7.2

Taxes on income/(loss) (note 10)	(14.1)				1.1		0.2		(3.9)	(1.0)	(4.9)

Net income/(loss) after taxes	65.5				(42.2)		(15.8)		28.1	(25.8)	2.3
Minority interests	(0.8)				(0.4)		0.4		(0.5)	—	(0.5)

Net income/(loss)	64.7				(42.6)		(15.4)		27.6	(25.8)	1.8

Income/(loss) per ordinary share (note 12)	8.78	c			(5.69	c)	(2.03	c)			0.24	c
Diluted income/(loss) per ordinary share (note 12)	8.70	c			(5.69	c)	(2.03	c)			0.24	c

        A summary of the significant adjustments to net income which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is given in note 33.

The notes to the consolidated financial statements form an integral part of these consolidated financial statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Balance Sheet

	December 31, 2001	March 31, 2002	March 31, 2003
	(in millions)
	€	€	€
Assets
Current assets:
Short term deposits and cash	119.6	88.1	84.0
Accounts receivable and prepayments (note 13)	180.9	182.0	159.3
Inventories (note 14)	296.9	300.0	291.3

Total current assets	597.4	570.1	534.6
Intangible assets (note 15)	123.4	123.5	115.8
Investments (note 16)	8.1	9.1	14.9
Property, plant and equipment (note 18)	264.6	261.2	209.5

Total assets	993.5	963.9	874.8

Liabilities and shareholders' equity
Current liabilities:
Short term borrowings (note 19)	29.8	20.3	16.3
Accounts payable and accruals (note 20)	189.0	177.0	173.7
Taxes payable	7.4	8.9	9.6
Dividends proposed	18.2	18.3	9.3

Total current liabilities	244.4	224.5	208.9

Long term debt	453.8	458.0	424.4
Capital grants deferred	2.2	2.2	1.9
Other liabilities	33.0	32.7	34.5
Provision for onerous lease (note 31)	3.0	3.1	1.1
Minority equity interests	3.8	3.4	4.2

Total liabilities and minority interests	740.2	723.9	675.0

Shareholders' equity:
Called up share capital (note 22)	55.3	55.3	56.7
Premium in excess of par value	190.0	190.2	194.8
Revaluation surplus	9.8	9.8	9.3
Cumulative foreign exchange translation adjustment	31.5	33.4	(1.3)
Retained deficit	(35.9)	(51.3)	(62.3)
Capital conversion reserve fund	2.6	2.6	2.6

Shareholders' equity interests	253.3	240.0	199.8

Total liabilities, minority interests and shareholders' equity	993.5	963.9	874.8

        A summary of the significant adjustments to shareholders' equity which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is given in note 33.

The notes to the consolidated financial statements form an integral part of these consolidated financial statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statement of Cash Flows

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Net cash inflow/(outflow) from operating activities (note 29)	90.2	68.4	(14.0)	71.6

Returns on investments and servicing of finance
Interest received	2.1	2.0	0.5	1.3
Interest paid	(26.9)	(28.0)	(1.9)	(26.2)

	(24.8)	(26.0)	(1.4)	(24.9)

Taxation (paid)/received	(13.4)	(9.3)	1.5	(4.4)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(62.5)	(38.0)	(5.3)	(22.2)
Receipts from sales of tangible fixed assets	7.8	13.7	—	10.9
Net (payments)/receipts for financial assets	(0.9)	(0.9)	0.1	(0.8)

	(55.6)	(25.2)	(5.2)	(12.1)

Acquisitions and disposals
Acquisition of new business/subsidiary undertaking (note 17)	—	—	—	(20.4)
Costs arising on acquisition of Ashling Corporation (note 17)	—	(0.7)	—	—
Debt acquired on acquisition of Ashling Corporation (note 17)	—	(4.6)	—	—
Acquisition of further 5.2% in Rosenthal AG (note 17)	—	(5.3)	—	—
Acquisition of Hutschenreuther brand and related assets (note 17)	(8.4)	(2.3)	—	—
Acquisition of additional shares in Royal Doulton plc (note 16)	—	—	(1.0)	(6.5)

	(8.4)	(12.9)	(1.0)	(26.9)

Equity dividends paid	(16.8)	(20.2)	—	(21.6)

Net cash outflow before financing	(28.8)	(25.2)	(20.1)	(18.3)

Financing
Issue of ordinary share capital	1.7	1.8	0.2	0.1
Sale of treasury shares	8.6	—	—	—
New long term loans	230.4	170.4	—	151.8
Repayment of long term loans	(250.8)	(106.2)	—	(124.9)
Repayment of capital element of finance lease rentals	(0.4)	(0.2)	(0.1)	—

	(10.5)	65.8	0.1	27.0

(Decrease)/increase in cash	(39.3)	40.6	(20.0)	8.7

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash	(39.3)	40.6	(20.0)	8.7
Cash inflow from increase in loans	(230.4)	(170.4)	—	(151.8)
Repayment of long term loans	250.8	106.2	—	124.9
Repayment of capital element of finance lease rentals	0.4	0.2	0.1	—

Change in net debt resulting from cash flows	(18.5)	(23.4)	(19.9)	(18.2)
Exchange differences	(2.5)	(7.9)	(6.2)	51.7

Movement in net debt	(21.0)	(31.3)	(26.1)	33.5
Net debt at beginning of period (note 30)	(311.8)	(332.8)	(364.1)	(390.2)

Net debt at end of period (note 30)	(332.8)	(364.1)	(390.2)	(356.7)

The notes to the consolidated financial statements form an integral part of these consolidated financial statements.

        Our consolidated statement of cash flows is prepared in accordance with Financial Reporting Standard No.1 (Revised) (FRS 1) and presents substantially the same information as that required under U.S. GAAP by SFAS 95 'Statement of Cash Flows'. However, there are certain differences in classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents between Irish and U.S. GAAP.

        Cash flows from (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing activities are presented separately under Irish GAAP. However, U.S. GAAP only requires presentation of cash flows from three activities: (i) operating, (ii) investing and (iii) financing.

        Cash flows from returns on investments and servicing of finance are, with the exception of non-equity dividends paid and interest paid but capitalized, included as operating activities under U.S. GAAP. The payment of non-equity dividends is included under financing activities and capitalized interest is included under investing activities for U.S. GAAP purposes.

        Cash flows from taxation are included as operating activities under U.S. GAAP.

        The following table reconciles those cash flows reported under Irish GAAP which are included as cashflows from operating activities under US GAAP.

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Net cash inflow/(outflow) from operating activities under Irish GAAP	90.2	68.4	(14.0)	71.6
Returns on instruments and servicing of finance under Irish GAAP (excluding non-equity dividends paid and interest paid but capitalized €nil for all periods presented)	(24.8)	(26.0)	(1.4)	(24.9)
Taxation (paid)/received under Irish GAAP	(13.4)	(9.3)	1.5	(4.4)

Net cash inflow/(outflow) from operating activities under US GAAP	52.0	33.1	(13.9)	42.3

        Cash flows from capital expenditure and financial investment, with the exception of purchase of own shares, as well as cash flows from acquisitions and disposals are included as investing activities under U.S. GAAP.

        The following table reconciles those cash flows reported under Irish GAAP which are included as cashflows from Investing activities under US GAAP.

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Capital expenditure and financial investment under Irish GAAP	(55.6)	(25.2)	(5.2)	(12.1)
Acquisitions and disposals under Irish GAAP	(8.4)	(12.9)	(1.0)	(26.9)

Net cash used in investing activities under US GAAP	(64.0)	(38.1)	(6.2)	(39.0)

        Equity dividends paid, like non-equity dividends paid, are included under financing activities under U.S. GAAP.

        Cash flows from the management of liquid resources are included in the overall cash movement since liquid resources are considered cash equivalents under U.S. GAAP.

        Cash, for the purposes of the cash flow under Irish GAAP, includes bank overdrafts but excludes liquid resources. For the purpose of FRS1 liquid resources are current asset investments held as readily disposable stores of value. Disposal of such assets does not curtail or disrupt the business of the reporting entity. Under U.S. GAAP bank overdrafts are considered loans and the movements thereon are included in financing activities; liquid resources are considered cash equivalents and the movements thereon are included in the overall cash movement.

        The following table reconciles those cash flows reported under Irish GAAP which are included as cashflows from financing activities under US GAAP.

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Equity dividends paid under Irish GAAP	(16.8)	(20.2)	—	(21.6)
Net cash inflow/(outflow) from financing activities under Irish GAAP	(10.5)	65.8	0.1	27.0
Movement in bank overdrafts included as part of net cash under Irish GAAP	15.2	10.8	(11.0)	(3.5)

Net cash (used)/provided by financing activities under US GAAP	(12.1)	56.4	(10.9)	1.9

        The following table summarizes our Consolidated Statement of Cash Flows calculated above as if it had been presented in accordance with U.S. GAAP.

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Net cash inflow/(outflow) from operating activities	52.0	33.1	(13.9)	42.3
Net cash used in investing activities	(64.0)	(38.1)	(6.2)	(39.0)
Net cash (used)/provided by financing activities	(12.1)	56.4	(10.9)	1.9

Net (decrease)/increase in cash and cash equivalents under U.S. GAAP	(24.1)	51.4	(31.0)	5.2
Effects of exchange rates on cash and cash equivalents	2.9	2.0	(0.5)	(9.3)
Cash and cash equivalents under U.S. GAAP at beginning of period	87.4	66.2	119.6	88.1

Cash and cash equivalents under U.S. GAAP at end of period	66.2	119.6	88.1	84.0

WATERFORD WEDGWOOD plc and Subsidiaries

Statement of Comprehensive Income

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Income/(loss) for the period	64.7	(42.6)	(15.4)	1.8
Exchange translation effect on net overseas investments	(0.7)	(1.0)	1.9	(34.7)

Total comprehensive income/(loss)	64.0	(43.6)	(13.5)	(32.9)

Note of Historical Cost Profits and Losses

        The results disclosed in the consolidated statement of income are not materially different to the results based on an unmodified historical cost basis.

Reconciliation of Movement in Shareholders' Equity

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Income/(loss) for the period	64.7	(42.6)	(15.4)	1.8
Dividends	(22.9)	(23.6)	—	(15.1)
Scrip dividend	3.7	3.1	—	2.1
Exchange translation effect on net overseas investments	(0.7)	(1.0)	1.9	(34.7)
Sale of treasury shares	8.6	—	—	—
New share capital subscribed	1.5	12.9	0.2	5.7

Net movement in shareholders' equity	54.9	(51.2)	(13.3)	(40.2)
Opening shareholders' equity	249.6	304.5	253.3	240.0

Closing shareholders' equity	304.5	253.3	240.0	199.8

The notes to the consolidated financial statements form an integral part of these consolidated financial statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statement of Changes in Shareholders' Equity

	Share capital	Premium in excess of par value	Re- valuation surplus	Cumulative foreign exchange translation adjustment	Retained earnings	Capital conversion reserve fund	Total
	(in millions)
	€	€	€	€	€	€	€
Balance at December 31, 1999	56.6	176.7	10.8	33.2	(27.7)	—	249.6
Reduction arising from the denomination and renominalization of issued share capital	(2.6)	—	—	—	—	2.6	—
Shares issued
Ordinary shares subscribed for cash	0.1	1.3	—	—	—	—	1.4
Ordinary shares scrip dividend	0.2	—	—	—	3.5	—	3.7
Bonus issue of shares	0.1	—	—	—	—	—	0.1
Realized on sale of properties	—	—	(1.0)	—	1.0	—	—
Net income	—	—	—	—	64.7	—	64.7
Sale of treasury shares	—	—	—	—	8.6	—	8.6
Dividends	—	—	—	—	(22.9)	—	(22.9)
Exchange adjustments	—	—	—	(0.7)	—	—	(0.7)

Balance at December 31, 2000	54.4	178.0	9.8	32.5	27.2	2.6	304.5
Shares issued
on acquisition of Ashling Corporation	0.6	10.6	—	—	—	—	11.2
Ordinary shares subscribed for cash	0.1	1.4	—	—	—	—	1.5
Ordinary shares scrip dividend	0.2	—	—	—	3.1	—	3.3
Net loss	—	—	—	—	(42.6)	—	(42.6)
Dividends	—	—	—	—	(23.6)	—	(23.6)
Exchange adjustments	—	—	—	(1.0)	—	—	(1.0)

Balance at December 31, 2001	55.3	190.0	9.8	31.5	(35.9)	2.6	253.3
Shares issued
Ordinary shares subscribed for cash	—	0.2	—	—	—	—	0.2
Net loss	—	—	—	—	(15.4)	—	(15.4)
Exchange adjustments	—	—	—	1.9	—	—	1.9

Balance at March 31, 2002	55.3	190.2	9.8	33.4	(51.3)	2.6	240.0
Shares issued
On acquisition of Cashs Mail Order Ltd	0.9	4.7	—	—	—	—	5.6
Ordinary shares scrip dividend	0.2	(0.2)	—	—	2.1	—	2.1
Issue of shares for cash	—	0.1	—	—	—	—	0.1
Bonus issue of income shares	0.3	—	—	—	(0.3)	—	—
Realized on sale of property	—	—	(0.5)	—	0.5	—	—
Net income	—	—	—	—	1.8	—	1.8
Dividends	—	—	—	—	(15.1)	—	(15.1)
Exchange adjustments	—	—	—	(34.7)	—	—	(34.7)

Balance at March 31, 2003	56.7	194.8	9.3	(1.3)	(62.3)	2.6	199.8

        The revaluation reserve arises from the revaluation of land and buildings. No provision has been made for any tax liability that would arise if these assets were disposed of at their revalued amount.

        As at December 31, 1999, 8 million ordinary shares of 6c each were held as treasury shares, having been purchased on October 1, 1998, for 74c each. On May 18, 2000, these were sold on the market for 108c each. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using market value.

The notes to the consolidated financial statements form an integral part of these consolidated financial statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements

1.    Accounting principles

        We have prepared the accompanying financial statements in conformity with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"), see note 33. Amounts in the accompanying financial statements are stated in Euro ("€"), the currency of the European Economic and Monetary Union.

2.    Accounting policies

        Our significant accounting policies are as follows:

Basis of accounting

        We have prepared the financial statements under the historical cost convention, modified by the revaluation of certain properties and in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. As further described in note 3, the Directors believe it is appropriate to prepare the financial statements on a going concern basis. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

        The preparation of financial accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

        Product sales are recognized when title and risk of loss passes to the buyer, which is typically at the time the product is shipped to the customer, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured.

        Sales are recorded net of sales tax and certain other sales related expenses such as discounts and incentives to customers.

Foreign currencies

        Transactions in currencies other than Euro ("foreign currencies") are translated at the rate of exchange ruling at the date of the transaction or, where forward currency contracts have been arranged, at the contractual rates.

        Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences are taken to the statement of income.

        On consolidation of our balance sheet, assets and liabilities denominated in foreign currencies are translated into Euros at the period-end exchange rates unless matched by related forward contracts. Trading results and cash flows of overseas subsidiaries are translated into Euros at the average rates of exchange for the period. Exchange differences arising from the restatement of opening balance sheets of overseas subsidiaries at period-end exchange rates and from the translation of the results of those subsidiaries at average exchange rates are dealt with through reserves, net of exchange differences on related currency borrowings and forward currency contracts. Other exchange gains and losses are taken to the statement of income.

        It is our policy to protect income and expenditure from the impact of exchange rate fluctuations, where appropriate, by means of forward currency contracts entered into to fix the exchange rates applicable to estimated future currency receipts and payments and repayment of long term currency borrowings. Contracts entered into to hedge future currency receipts and payments are either recognised in the statement of income on maturity of the underlying hedge transaction and are classified in a manner consistent with the underlying nature of the hedged transaction, or in the case of gains and losses arising on cancellation due to the termination of the underlying exposure, are taken to the statement of income immediately. For hedges of long term foreign currency borrowings, the forward premium inherent in the forward currency contract is amortized to the statement of income over the life of the contract.

Interest rate swaps

        We use interest rate swaps to manage interest rate exposures. Receipts and payments on interest rate swaps are recognized, on an accruals basis, as adjustments to interest expense over the life of the swap.

Debt instruments

        Finance costs associated with debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are charged to the statement of income over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

Tangible assets and depreciation

        Tangible assets are stated at cost or valuation less accumulated depreciation. Following the adoption of FRS15 "Tangible Fixed Assets", we have followed the transitional provisions to retain the book amount of land and buildings, certain of which were last revalued in 1997. Accordingly we no longer adopt a policy of revaluation. Depreciation is calculated to write off the cost, or valuation, of tangible assets other than freehold land over their estimated useful lives. The income or loss on the disposal of an asset is calculated as the difference between the net sale proceeds and the net book value. The useful lives of tangible assets are set out in note 18 to the Consolidated Financial Statements.

Financial assets

        Financial asset investments are stated at cost less provisions for permanent diminution in value.

Inventories

        Inventories are stated at the lower of cost and net realizable value. In the case of finished goods and work-in-progress manufactured by us, cost comprises the cost of labor and materials together with appropriate factory and other overheads. In the case of other inventories, cost is ascertained by reference to purchase price plus duty where appropriate. Net realizable value is the actual or estimated selling price (net of trade discounts) less all further costs to completion and less all costs to be incurred in marketing, selling and distribution.

Goodwill and intangible assets

        Goodwill arising on acquisition of subsidiary undertakings prior to December 31, 1997 is set off against reserves. Goodwill arising on acquisitions after December 31, 1997 is capitalized and amortized over its estimated useful life as are the value of other acquired intangible assets. Goodwill previously set off against reserves will be charged or credited in the statement of income on the subsequent disposal of the business to which it relates. Goodwill comprises the excess of the purchase price over the fair value of the net assets acquired.

Consolidation and equity accounting

        The Consolidated Statement of Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows represent a consolidation of the financial statements of the parent company and its subsidiaries and our share of results and net assets of associated companies. Where subsidiary or associated undertakings have been acquired or disposed of, the financial statements include only the proportion of the results arising since the date of acquisition or up to the effective date of disposal.

Capital grants

        Capital grants are treated as deferred credits and are credited to the Consolidated Statement of Income on the same basis as the related tangible assets are depreciated.

Deferred tax

        We adopted the provisions of Financial Reporting Standard 19 "Deferred Tax", ('FRS 19'), with effect from January 1, 2002. Prior year amounts have been restated.

        Deferred tax is recognized on all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date.

        Amounts recognized are not discounted and reflect the tax rates that are expected to apply when each timing difference reverses, based on rates and laws enacted, or substantively enacted at the balance sheet date.

        Net deferred tax assets are regarded as recoverable and therefore recognized only when, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover the originating timing difference.

        Surpluses on the revaluation of properties, gains on disposals of fixed assets that have been rolled over into replacement assets and future remittances of retained earnings of overseas subsidiaries are not treated as giving rise to timing differences until, respectively, a commitment to dispose of the revalued or replacement asset, or pay a dividend from the subsidiary company, has been made.

Research and development

        All expenditure on research and development, including the cost of patents and trademarks, is written off to the statement of income in the period in which it is incurred.

Pensions

        The expected cost of providing pensions to employees is charged to the Consolidated Statement of Income over the period of employment of pensionable employees. The cost is calculated, with the benefit of advice from independent actuaries, at what is expected to be a reasonably stable proportion of pensionable pay. Any surpluses or deficits in the pension plans, identified by periodic actuarial valuations, are taken to the statement of income over the remainder of the expected service lives of current employees.

Leasing

        Where tangible assets are financed by leasing arrangements which give rights approximating to ownership ("finance lease"), they are treated as if they have been purchased outright at the present values of the minimum lease payments; the corresponding obligations are shown in the balance sheet as finance leases.

        Depreciation on the assets is calculated in order to write off the amounts capitalized over the shorter of the estimated useful lives of the individual assets or the term of the lease. Interest arising on finance leases is charged to the Consolidated Statement of Income in proportion to the amounts outstanding under the lease.

        Operating lease rentals are charged to the Consolidated Statement of Income in the period in which they arise.

        When the economic benefits of a leasehold property are less than the unavoidable costs, then the lease is defined as onerous and all rentals and other property obligations are provided up to the expiry date of the lease. Provision is made for management's best estimate of the net outgoings through to the termination of the lease, discounted at an appropriate discount rate.

Restructuring Provisions

        A provision for restructuring is recognized only after management; (a) has approved and committed the Company to a detailed formal plan, (b) has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it and, (c) intend that the implementation of the plan will commence soon after the commitment date. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the plan or are the result of a continuing contractual obligation with no continuing economic benefit or a penalty incurred to cancel the contractual obligation.

Advertising Expense

        All advertising costs are expensed as incurred.

Reclassifications

        Certain prior year balances have been reclassified to conform to current period presentation.

3.    Funding position

        Our bankers agreed to the suspension of loan covenants at the measurement date at June 30, 2003 and have agreed to a renegotiation of the terms of the existing facilities before the December 31, 2003 measurement date.

        We traded within our banking covenants for the year ended March 31, 2003. Long term projections suggest adequate profitability and cash flow to meet our financial needs and obligations. However, for the immediate future we require our existing loan covenants to be adjusted to provide primarily for the combined effects of the earthenware restructuring, trading conditions and the change of fiscal year end.

        In light of our business plans, and current profitability, the Directors consider it appropriate to adopt the going concern basis in preparing the accounts.

4.    Effect of change in accounting estimates

        We have consistently reviewed our accounting policies and estimating techniques. As a consequence of recent acquisition activity and the growth in the number of retail stores, we undertook a further review of the consistency of application of accounting estimation techniques in the areas of (a) application of overheads to stock in manufacturing and to stock held at retail stores and (b) the useful economic lives attributed to fixed assets. The outcome of this review resulted in changes to the way in which certain of our companies make these estimates and accordingly operating income for the year ended December 31, 2001 improved by €15 million.

        In accordance with SSAP 24, the pension surplus identified in the actuarial valuation of the Wedgwood Group Pension Plan as at December 31, 1999, was being amortized over the average remaining service lives of plan members. In the 12 months to December 31, 2001, this resulted in a reduction in the pension cost charged to the Consolidated Statement of Income of €8.4 million (3 months to March 31, 2002: €2.1 million). Following a significant decline in the market value of pension plan assets (note 24) it was decided with effect from April 1, 2002, to no longer amortize the pension surplus. The effect of this change on the results for the year ended March 31, 2003 was to reduce reported operating income by €7.8 million.

        The recent expansion in the number of Rosenthal factory outlet stores has enabled Rosenthal to generate a higher average selling price for its slow moving and obsolete inventory and, as a result, provisions amounting to €4.9 million are no longer required and have been released to operating income in the year ended March 31, 2003. In addition, Rosenthal has brought the way in which production overheads are allocated to stock, into line with our policy, resulting in a benefit to the statement of income of €1.5 million for the year ended March 31, 2003.

5.    Segment analysis

	Year ended December 31, 2000
	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(in millions)
	€	€	€	€	€	€
Segment
Net sales	435.7	481.4	104.6	62.7	—	1,084.4

Depreciation/amortization	17.9	18.8	6.6	1.0	—	44.3

Operating income	65.8	17.6	11.2	9.8	—	104.4

Net interest expense						(24.8)

Net income before taxes						79.6

Total assets at year end	485.9	620.9	177.4	41.2	(361.2)	964.2

Capital expenditure	26.7	35.5	5.0	1.9	—	69.1

	Year ended December 31, 2001
	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(in millions)
	€	€	€	€	€	€
Segment
Net sales	368.6	472.9	92.9	77.6	—	1,012.0

Depreciation/amortization	20.9	20.5	7.0	0.4	—	48.8

Operating income before exceptional charge	29.2	11.3	6.8	13.4	—	60.7

Exceptional charge	(27.5)	(33.9)	—	(0.4)	—	(61.8)

Operating income/(loss) after exceptional charge	1.7	(22.6)	6.8	13.0	—	(1.1)

Writedown of investment						(16.2)

Net interest expense						(26.0)

Net loss before taxes						(43.3)

Total assets at year end	530.9	600.7	231.0	29.6	(398.7)	993.5

Capital expenditure	18.3	18.9	0.8	—	—	38.0

	3 months ended March 31, 2002
	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(in millions)
	€	€	€	€	€	€
Segment
Net sales	68.1	97.8	25.0	16.3	—	207.2

Depreciation/amortization	4.8	6.5	1.8	0.2	—	13.3

Operating (loss)/income	(2.0)	(9.6)	0.5	0.6	—	(10.5)

Net interest expense						(5.5)

Net loss before taxes						(16.0)

Total assets at period end	537.5	569.0	232.3	32.7	(407.6)	963.9

Capital expenditure	2.1	3.2	—	—	—	5.3

	Year ended March 31, 2003
	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(in millions)
	€	€	€	€	€	€
Segment
Net sales	314.3	414.2	121.8	101.0	—	951.3

Depreciation/amortization	19.8	20.2	6.1	0.6	—	46.7

Operating income before exceptional charges	27.5	1.8	16.8	11.2	—	57.3

Exceptional charges	(4.5)	(31.2)	—	—	—	(35.7)

Operating income/(loss) after exceptional charges	23.0	(29.4)	16.8	11.2	—	21.6

Gains arising on conversion of US$ loans						9.7
Profit on sale of fixed assets						5.1
Deficit arising on closed pension scheme						(3.9)
Net interest expense						(25.3)

Net income before taxes						7.2

Total assets at year end	535.0	484.8	213.4	20.3	(378.7)	874.8

Capital expenditure	9.1	11.8	0.3	1.0	—	22.2

        Crystal includes the manufacture and distribution of our crystal products. Ceramics includes the manufacture and distribution of our ceramics products. Premium cookware includes products manufactured and distributed by All-Clad and Spring. Other products comprises products distributed by W-C Designs since its acquisition on July 1, 2001, together with our other non-crystal, non-ceramic and non-cookware products.

        Operating income is the segmental measure of income reviewed by the chief operating decision maker. Capital expenditure includes all items of capital and investment expenditures. Overhead costs, such as those incurred by our head office and other core costs are allocated among the segments.

        The intergroup adjustment refers to intersegment asset balances.

Geographic information

	Revenues				Long lived assets
	Year ended December 31,		3 months ended March 31, 2002		Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003				Year ended March 31, 2003
	2000	2001			2000	2001
	(in millions)				(in millions)
	€	€	€	€	€	€	€	€
Ireland	51.6	41.0	8.4	42.5	67.9	66.8	65.6	57.2
United Kingdom	144.7	135.6	25.8	125.8	137.6	121.5	120.7	87.2
USA	520.9	461.8	100.1	479.8	27.1	26.4	25.9	18.3
Japan	91.9	81.5	14.2	73.5	2.8	2.0	2.0	1.9
Germany	120.5	129.2	25.7	104.6	45.2	45.9	44.8	43.4
Rest of the World	154.8	162.9	33.0	125.1	2.3	2.0	2.2	1.5

Total	1,084.4	1,012.0	207.2	951.3	282.9	264.6	261.2	209.5

        Revenues are attributed to countries based on the location of customers. There are no revenues with a single external customer that are 10% or more of our revenue.

        Euro exchange rates used to translate the results of our principal overseas subsidiaries were as follows:

	Statement of income
					Balance sheet
	Year ended December 31,
			3 months ended March 31, 2002		December 31,		March 31,
				Year ended March 31, 2003
	2000	2001			2000	2001	2002	2003
U.S. dollar	$0.92	$0.90	$0.88	$1.00	$0.94	$0.90	$0.88	$1.07
Sterling	£0.61	£0.62	£0.61	£0.64	£0.63	£0.62	£0.61	£0.69
Yen	¥99.71	¥109.00	¥116.12	¥121.39	¥107.22	¥117.18	¥115.83	¥128.65

6.    Operating income/(loss)

        Operating income/(loss) has been arrived at after charging the following directors' remuneration:

Executive directors' remuneration

        The remuneration payable to executive directors who held office for any part of the financial period is as follows:

	Year ended December 31, 2000						Year ended December 31, 2001
	Salary	Annual bonus	Benefit in kind	Defined contribution pension payments	Defined benefit pension payments	Total	Salary	Annual bonus	Benefit- in kind	Payment on completion of contract	Defined contribution pension payments	Defined benefit pension payments	Total
	(in thousands)
	€	€	€	€	€	€	€	€	€	€	€	€	€
R.A. Barnes	304	243	28	—	9	584	321	—	29	—	—	11	361
P.B. Cameron†	—	—	—	—	—	—	184	—	1	—	2	—	187
J. Foley	52	39	3	—	7	101	257	—	13	—	—	93	363
C.J.S. Johnson	237	25	27	—	20	309	248	—	25	—	—	6	279
O.C. Küsel	304	200	16	—	5	525	336	—	12	—	—	5	353
C.J. McGillivary	629	369	53	25	—	1,076	666	—	64	—	26	—	756
S. Michaels§	568	216	—	2	—	786	—	—	—	—	—	—	—
P.R. O'Donoghue	393	324	8	—	85	810	558	—	13	—	—	465	1,036
T. O'Reilly, Jnr.	—	—	—	—	—	—	316	—	—	—	—	2	318
B.D. Patterson§	420	38	8	—	88	554	269	—	11	543	—	510	1,333
Lord Wedgwood**	74	24	—	—	—	98	119	—	—	—	—	—	119

	2,981	1,478	143	27	214	4,843	3,274	—	168	543	28	1,092	5,105

	3 months ended March 31, 2002							Year ended March 31, 2003
	Salary	Other payments		Benefit- in kind	Defined contribution pension payments	Defined benefit pension payments	Total	Salary	Bonus	Other payments		Benefit in kind	Defined contribution pension payments	Defined benefit pension payments	Total
	(in thousands)
	€	€		€	€	€	€	€	€	€		€	€	€	€
R.A. Barnes	83	—		7	—	14	104	329	70	—		40	—	34	473
P.B. Cameron†	136	—		1	5	—	142	488	451	—		—	10	—	949
J. Foley	68	—		2	—	24	94	278	—	—		23	91	101	493
C.J.S. Johnson*	61	70	*	6	—	7	144	84	—	78	*	—	—	3	165
O.C. Küsel	78	—		4	—	1	83	336	25	—		14	—	6	381
C.J. McGillivary	176	—		16	7	—	199	587	264	—		61	17	—	929
P.R. O'Donoghue	134	—		1	78	35	248	548	—	—		20	305	142	1,015
T. O'Reilly, Jnr.	89	—		—	—	4	93	344	21	—		—	—	17	382
Lord Wedgwood**	34	29		—	3	—	66	146	—	28		1	10	—	185

	859	99		37	93	85	1,173	3,140	831	106		159	433	303	4,972

†
P.B. Cameron was appointed a director on September 5, 2001.
§
B.D. Patterson's and S. Michaels' remuneration is shown for the period in which they were executive directors. B.D. Patterson became a non-executive director on May 31, 2001, and S. Michaels on January 1, 2001.
*
C.J.S. Johnson retired as a director on April 25, 2002 and received a payment of €78,000 on completion of his employment contract (3 months to March 31, 2002 €70,000).
**
In the 3 months ended March 31, 2002 Lord Wedgwood had a contract to provide consulting services to Wedgwood for an annual fee of Stg£44,000 (2001 and 2000: £44,000).

        Aggregate remuneration for executive directors for the year ended March 31, 2003 amounted to €4.972 million (3 months ended March 31, 2002: €1.173 million, year ended December 31, 2001: €5.105 million, 2000: €4.843 million) including pension contributions of €0.736 million (3 months ended March 31, 2002: €0.178 million, year ended December 31, 2001: €1.120 million, 2000: €0.241 million).

        Directors' remuneration in currencies other than the Euro is translated at the average rate of exchange prevailing in each of the periods.

        C.J. McGillivary will become entitled to a defined benefit pension in lieu of his entitlements under his defined contribution pension arrangement should he not leave us, for reasons other than death, disability or our change of control, prior to January 1, 2005. The defined benefit pension plan will provide for a pension benefit equal to 50.0% of the average of his base salary over the three years prior to his retirement, subject to a maximum amount of US$390,000 per annum. In the year to March 31, 2003 a contribution of €300,000 (3 months ended March 31, 2002: €112,000, year ended December 31, 2001: €169,000, 2000: €238,000) was provided for in relation to this entitlement.

        The directors' pension benefits under the various defined benefit scheme plans in which they are members are as follows:

	Increase in the accrued pension during the period				Transfer value of the increase in accrued pension
									Total accrued pension
	Year ended December 31,				Year ended December 31,
			3 months ended March 31, 2002	Year ended March 31, 2003			3 months ended March 31, 2002	Year ended March 31, 2003	December 31,		March 31,
	2000	2001			2000	2001			2000	2001	2002	2003
	(in thousands)
	€	€	€	€	€	€	€	€	€	€	€	€
R.A. Barnes	25	31	3	11	334	368	28	139	89	122	127	126
J. Foley	6	5	1	18	60	41	4	190	48	53	54	71
C.J.S. Johnson	32	(1)	11	—	537	(27)	181	—	195	200	212	—
O.C. Küsel	1	1	—	—	5	5	1	3	118	120	121	123
P.R. O'Donoghue	14	18	2	15	235	321	31	304	196	219	223	247
T. O'Reilly, Jnr.	—	2	1	3	—	5	2	2	—	2	3	5
B.D. Patterson	8	21	—	—	112	315	—	—	117	140	—	—

	86	77	18	47	1,283	1,028	247	638	763	856	740	572

Non-executive directors' remuneration

	Fees as a director				Other remuneration				Total
	Year ended December 31,				Year ended December 31,				Year ended December 31,
			3 months ended March 31, 2002	Year ended March 31, 2003			3 months ended March 31, 2002	Year ended March 31, 2003			3 months ended March 31, 2002	Year ended March 31, 2003
	2000	2001			2000	2001			2000	2001
	(in thousands)
	€	€	€	€	€	€	€	€	€	€	€	€
Sir Anthony O'Reilly	60	63	16	63	4	—	—	—	64	63	16	63
G.P. Dempsey	27	22	5	22	13	22	6	22	40	44	11	44
L.L. Glucksman	20	22	5	22	4	5	1	5	24	27	6	27
P.J. Goulandris	—	—	—	—	—	—	—	—	—	—	—	—
S. Michaels	—	—	—	—	—	387	84	302	—	387	84	302
K.C. McGoran	27	22	5	22	9	17	4	17	36	39	9	39
P.J. Molloy**	—	—	—	14	—	—	—	1	—	—	—	15
R.H. Niehaus	34	22	5	22	4	5	1	5	38	27	6	27
Lady O'Reilly	27	22	5	22	—	8	2	8	27	30	7	30
T. O'Reilly, Jnr.*	20	—	—	—	4	—	—	—	24	—	—	—
B.D. Patterson	—	13	5	22	—	112	36	153	—	125	41	175
D.W. Sculley	20	22	5	22	167	172	44	216	187	194	49	238
F.A. Wedgwood	27	22	5	22	—	8	2	8	27	30	7	30

	262	230	56	253	205	736	180	737	467	966	236	990

*
T. O'Reilly Jnr. was appointed an executive director with effect from January 1, 2001.
**
P.J. Molloy was appointed a director on July 25, 2002.

        D.W. Sculley has, through Wellspring Holdings Inc., a contract to provide consulting services to All-Clad Holdings Inc. and Waterford Wedgwood USA Inc. for an annual fee of US$400,000 (2002: US$150,000).

        Mentoring Services Limited, in which B.D. Patterson has an interest, has a contract to provide consulting services for an annual fee of €145,800. The former C.E.O. and current Co-Chairman of All-Clad Holdings Inc., S. Michaels, was paid a fee of US$301,000 for consulting services provided to All-Clad Holdings Inc (3 months ended March 31, 2002: US$73,000).

        Peter John Goulandris, who for the purposes of the table above has been regarded as a non-executive director compatible with his duties, waived his total fees in respect of all periods presented.

        Pensions paid to former directors in the year ended March 31, 2003 amounted to €128,000 (3 months ended March 31, 2002: €32,000, year ended December 31, 2001: €132,000, 2000: €124,000).

        The information with regard to directors' share options is set out in Item 6 on pages 86 and 87 of the report on Form 20-F.

        In addition, the following amounts were charged/(credited) in arriving at operating income/(loss):

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Advertising	56.2	54.3	13.5	44.3
Pension plan costs	6.2	7.2	1.8	17.8
Depreciation—owned assets	37.8	42.1	11.6	39.8
—leased assets	0.6	0.1	—	—
Maintenance and repairs	22.4	22.2	6.2	22.9
Operating lease rentals—plant and equipment	3.1	3.4	0.9	3.2
—others	17.7	18.9	5.2	18.8
Auditors' remuneration*	1.1	1.1	0.5	1.2
Research and product development	5.9	6.4	2.4	9.3
Foreign exchange (gains)/losses	(1.6)	0.9	0.3	4.2
Amortization of capital grants	(0.1)	(0.2)	(0.1)	(0.2)

*
Other remuneration paid to the auditors was as follows:

	Year ended December 31, 2001			3 months ended March 31, 2002			Year ended March 31, 2003
	Ireland	Overseas PwC firms	Total	Ireland	Overseas PwC firms	Total	Ireland	Overseas PwC firms	Total
	(in millions)
	€	€	€	€	€	€	€	€	€
Other assurance services	0.1	0.2	0.3	—	—	—	0.2	0.1	0.3
Taxation services	0.4	0.3	0.7	0.1	0.1	0.2	0.4	0.3	0.7
Other services	—	0.1	0.1	—	0.1	0.1	—	0.2	0.2

	0.5	0.6	1.1	0.1	0.2	0.3	0.6	0.6	1.2

7.    Exceptional charges

        (a)   In November 2001 our Board of directors announced restructuring measures worldwide, designed to lower operating costs, reduce capacity, improve factory efficiency, reduce inventories and stimulate sales through increased marketing spend and significantly improved retail presentation.

        The following summarizes the major actions taken:

Lower operating costs

        We planned to lower our operating costs through greater use of technology, through warehousing consolidation in the UK and by reducing and devolving certain Wedgwood central sales and administrative functions. The related once-off restructuring charge was €19.6 million.

Capacity reduction

        Additionally, we planned to reduce capacity by closing our crystal manufacturing plant in Stourbridge in the West Midlands and rationalizing production at our other crystal and ceramic manufacturing plants in the U.K., Ireland and Germany. The related once-off restructuring charge was €24.3 million.

Inventory initiatives

        At the interim 2001 results we reported the impact of reduced Millennium sales on the Crystal division. In order to ensure that we carried the right levels and mix of inventory, we wrote off this inventory as part of the process of winding down the Millennium business. In addition, other categories of inventory within the Ceramics category were written down to net realizable value. The related once-off restructuring charge was €12.5 million.

Retail refurbishment and rationalization

        We planned to upgrade significantly our retail presentation, to reflect and showcase the international lifestyle of the Waterford Wedgwood brands. In the U.K., this program included the closure of over 40 under-performing concession shops, the refurbishment of all other shops and the opening of 10 new stand-alone stores in premium locations. Similar actions, on a smaller scale, were planned for Germany and South East Asia. The related once-off restructuring charge was €5.4 million.

(in millions)
€
The total charge for 2001 is analyzed as follows:
Write down of fixed assets at Stuart Crystal	5.7
Write down of inventory (including Stuart Crystal inventory)	17.0
Provision for redundancy and related costs	39.1

Total restructuring charge	61.8

(in millions)
€
Analysis of movement on the 2001 restructuring provision:
Charged to income statement	39.1
Utilized during 2001	(9.2)
Exchange	0.2

Balance at December 31, 2001	30.1
Utilized during three months ended March 31, 2002	(7.6)
Exchange	0.2

Balance at March 31, 2002	22.7
Utilized during year ended March 31, 2003	(16.4)
Credited to income statement	(0.5)
Exchange	(0.9)

Balance at March 31, 2003	4.9

        Of the planned head count reduction of 1,400, the reduction achieved as at March 31, 2003 was 1,166 (March 31, 2002: 672).

        (b)   In the results for the year to March 31, 2003, the following exceptional costs have been charged to the Consolidated Statement of Income:

	Cost of sales	Distribution costs	Total
	(in millions)
	€	€	€
Fixed asset impairment	13.5	—	13.5
Inventory write-downs	15.0	—	15.0
Restructuring costs	5.7	1.5	7.2

	34.2	1.5	35.7

Fixed asset impairment

        Following the weakening condition of the Johnson Brothers business, which led to the initiative to move production to Asia, we have reviewed the carrying value of the land, buildings, plant and machinery which support the production of Johnson Brothers product. Plant and machinery has been fully written off and land and buildings have been written down to their estimated open market value resulting in a charge of €13.5 million.

Inventory write-downs

        As a result of the initiative to move Johnson Brothers production to Asia, substantial revisions to product offerings and reduced margins latterly earned by our Johnson Brothers business, the carrying value of inventory has been reduced to its estimated net realizable value resulting in a charge of €10.3 million. In addition, the carrying value of inventory held by our retail operations has been written down by €4.7 million.

Restructuring costs

        During the year a) our Rosenthal business completed the integration of the Hutschenreuther operations acquired in August 2000 resulting in restructuring charges of €2.7 million and b) a further €3.0 million of rationalization projects occurred elsewhere in the Group. In addition, headcount reductions in our distribution operations resulted in a restructuring charge of €1.5 million.

        The total planned head count reduction from these projects is 187.

        Analysis of movement on the 2003 restructuring charges.

(in millions)
€
Charged to income statement	7.2
Utilized during year ended March 31, 2003	(4.2)

Balance at March 31, 2003	3.0

        (c)   In the results for the year to March 31, 2003, the following exceptional items have been recorded in arriving at net income before taxes;

Gain arising on conversion of US$ loans

        During the year, we paid down U.S.$120 million of bank borrowings replacing it with Euro borrowings, thereby crystallizing an exceptional exchange gain of €9.7 million.

Profit on sale of fixed asset

        In May 2002, surplus land at our Waterford Crystal manufacturing facility in Kilbarry, Ireland was sold, realizing an exceptional gain over book value of €5.1 million and a capital gains tax charge of €1 million resulting in a net benefit to the Consolidated Statement of Income of €4.1 million.

Deficit arising on closed pension scheme

        Following the closure of Stuart Crystal's manufacturing facilities in Stourbridge, England, and in accordance with SSAP 24, it is no longer appropriate to amortize the pension fund deficit over the average remaining service lives of employees. Accordingly, a provision of €3.9 million has been established, representing the estimated pension deficit at March 31, 2003.

8.    Amount written off investment

        We took the decision to write down our investment in Royal Doulton plc, giving rise to a charge of €16.2 million in the year to December 31, 2001. The carrying value of this investment at December 31, 2001 was €2.0 million and at March 31, 2003 was €8.8 million, following the acquisition of further shares in a rights issue at a cost of €6.5 million.

9.    Net interest expense

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Interest expense on borrowings maturing within 5 years	19.5	20.6	4.1	18.7
Interest expense on borrowings maturing after more than 5 years	7.4	7.4	1.9	7.9

	26.9	28.0	6.0	26.6
Interest income	(2.1)	(2.0)	(0.5)	(1.3)

Net interest expense	24.8	26.0	5.5	25.3

10.    Taxes on income/(loss)

        (a)   Net income/(loss) before taxes:

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Ireland	54.1	14.0	(1.5)	23.0
Foreign	25.5	(57.3)	(14.5)	(15.8)

	79.6	(43.3)	(16.0)	7.2

        (b)   Taxes on income (charged)/credited to earnings were as follows:

	Year ended December 31, 2000				3 months ended March 31, 2002
						Year ended March 31, 2003
	As originally reported	Adjustment for FRS 19	Taxes restated	Year ended December 31, 2001
	(in millions)
	€	€	€	€	€	€
Ireland:
Payable—corporation tax	(5.3)	—	(5.3)	(0.7)	—	—
—capital gains tax	—	—	—	—	—	(1.0)
Deferred	0.6	—	0.6	—	—	(0.6)

	(4.7)	—	(4.7)	(0.7)	—	(1.6)

Foreign:
Payable—corporation tax	(9.1)	—	(9.1)	(1.3)	0.1	(4.5)
Deferred	2.8	(3.1)	(0.3)	3.1	0.1	1.2

	(6.3)	(3.1)	(9.4)	1.8	0.2	(3.3)

	(11.0)	(3.1)	(14.1)	1.1	0.2	(4.9)

        No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, as these are reinvested in the business and thus no taxes are expected to be payable on them in the foreseeable future. The tax charge in future years will be significantly affected by the incidence of profits in our various operations, in particular; the US, where the current tax rate is approximately 40%; Ireland, where the current tax rate is 12.5%; and the UK and Germany where no significant tax should be payable due to available brought forward tax losses.

        The overall tax charge in future years will also be dependent upon any changes in the underlying assumptions made for the recognition of tax losses.

        (c)   The following table reconciles the current tax charge reported in the statement of income to the notional current tax (charge)/credit that would result from applying the standard rate of Irish corporation tax of 15.125% (2002: 16%, 2001: 20%, 2000: 24%) to the operating income before tax.

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Notional Irish corporation tax on income/(loss) before tax	(19.1)	8.7	2.5	(0.8)
Different tax rates in overseas operations	(0.9)	5.1	2.9	0.3
Utilization of tax loss carry forwards	2.8	2.5	—	—
Current period losses not utilized	—	(22.0)	(6.5)	(9.1)
Non taxable exceptional exchange gains	—	—	—	1.5
Non deductible provisions	(1.9)	—	—	3.1
Irish manufacturing relief	5.5	0.7	—	—
Deferred taxation on originating and reversing timing differences	0.3	3.1	0.1	0.6
(Under)/over provision in respect of prior periods	(0.9)	1.8	—	3.8
Fixed asset impairment losses	—	—	—	(4.0)
Other	0.1	1.2	1.2	(0.3)

Actual tax (charge)/credit	(14.1)	1.1	0.2	(4.9)

        (d)   The tax charge associated with items presented in the Statement of Comprehensive Income related to other comprehensive income is not material.

11.    Dividends

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Paid:
Adjustment relating to 1999 final dividend*	0.2	—	—	—
2000 interim dividend of 0.66c per share	4.9	—	—	—
2000 final dividend of 2.4c per share	17.8	—	—	—
Adjustment relating to 2000 final dividend*	—	0.2	—	—
2001 interim dividend of 0.66c per share	—	5.2	—	—
2001 final dividend of 2.4c per share	—	18.2	—	—
Adjustment relating to 2001 final dividend*	—	—	—	0.2
2003 interim dividend of 0.70c per share	—	—	—	5.4
Proposed:
2003 final dividend of 1.2c per share	—	—	—	9.5

	22.9	23.6	—	15.1

*
These adjustments reflect the difference between the estimated exchange rate used to calculate the dividend payable and the rate prevailing when the dividend was paid.

        The dividend represents the total amount of dividend per share proposed by the Directors in respect of the Waterford Wedgwood plc ordinary shares. Shareholders can elect, in lieu, to receive an equivalent dividend on their income shares in Waterford Wedgwood U.K. plc. Income shares entitle shareholders to elect to receive dividends paid from U.K. sourced profit.

12.    Income/(loss) per ordinary share

	Year ended December 31, 2000
	Income as originally reported	Adjustment for FRS 19	Income restated	No. of shares	Per share as originally reported	Per share adjustment for FRS 19	Per share restated
	(in millions except per share amounts)
	€	€	€		cents	cents	cents
Income/(loss)(i)	73.7	(3.1)	70.6	737.1	10.00	(0.42)	9.58
Goodwill amortization	(5.9)	—	(5.9)	737.1	(0.80)	—	(0.80)

Income/(loss) available to Shareholders(ii)	67.8	(3.1)	64.7	737.1	9.20	(0.42)	8.78
Options	—	—	—	6.6	(0.08)	—	(0.08)

Diluted IPS	67.8	(3.1)	64.7	743.7	9.12	(0.42)	8.70

	Year ended December 31, 2001			3 months ended March 31, 2002			Year ended March 31, 2003
	Income	No. of shares	Per share	Income	No. of shares	Per share	Income	No. of shares	Per share
	(in millions except per share amounts)
	€		cents	€		cents	€		cents
Income/(loss)(i)	42.0	749.2	5.61	(13.7)	758.1	(1.81)	34.5	762.8	4.52
Goodwill amortization	(6.6)	749.2	(0.88)	(1.7)	758.1	(0.22)	(6.9)	762.8	(0.90)
Amount written off investment	(16.2)	749.2	(2.17)	—	—	—	—	—	—
Exceptional charges	(61.8)	749.2	(8.25)	—	—	—	(25.8)	762.8	(3.38)

Basic IPS
(Loss)/Income available to shareholders(ii)	(42.6)	749.2	(5.69)	(15.4)	758.1	(2.03)	1.8	762.8	0.24
Effect of dilutive securities
Options(iii)	—	—	—	—	—	—	—	0.3	—

Diluted IPS	(42.6)	749.2	(5.69)	(15.4)	758.1	(2.03)	1.8	763.1	0.24

(i)
Income/(loss) is defined as income/(loss) for the financial period before exceptional charges and goodwill amortization.

(ii)
The calculation of income per ordinary share is based on 762.8 million shares for the year ended March 31, 2003 being the weighted average number of shares in issue during the period (3 months ended March 31, 2002: 758.1 million, year ended December 31, 2001: 749.2 million, 2000: 737.1 million).

(iii)
Diluted income/(loss) per share is presented in order to give a better indication of our underlying performance. For the three months ended March 31, 2002, and the year ended December 31, 2001 none of the options were dilutive as they would have decreased the loss per share.

13.    Accounts receivable and prepayments

	December 31, 2001	March 31, 2002	March 31, 2003
	(in millions)
	€	€	€
Amounts falling due within one year:
Trade accounts	120.9	116.3	100.4
Allowance for doubtful accounts	(8.7)	(7.7)	(7.2)
Deferred tax asset (note 21)	1.0	1.0	1.0
Prepayments and accrued income	30.7	35.8	29.8

	143.9	145.4	124.0
Amounts falling due after more than one year:
Trade accounts	0.1	0.1	—
Deferred tax asset (note 21)	13.6	13.9	12.8
Pension surplus	21.3	21.4	21.1
Prepayments and accrued income	2.0	1.2	1.4

	180.9	182.0	159.3

14.    Inventories

	December 31, 2001	March 31, 2002	March 31, 2003
	(in millions)
	€	€	€
Raw materials and consumables	39.4	39.0	37.2
Work in progress	56.4	57.1	50.1
Finished goods and goods for resale	260.1	255.8	259.9
Provisions for obsolescence	(59.0)	(51.9)	(55.9)

	296.9	300.0	291.3

        The estimated replacement cost of inventories is not materially different from the above amounts.

15.    Intangible assets

	Goodwill	Acquired Brands	Mailing list	Total
	(in millions)
	€	€	€	€
At December 31, 2001	121.1	2.3	—	123.4
Amortization	(1.7)	—	—	(1.7)
Exchange	1.8	—	—	1.8

At March 31, 2002	121.2	2.3	—	123.5
Arising on acquisition	—	15.9	1.5	17.4
Amortization	(6.3)	(0.5)	(0.1)	(6.9)
Exchange	(18.2)	—	—	(18.2)

At March 31, 2003	96.7	17.7	1.4	115.8

        Goodwill of €237.3 million arising on acquisition of subsidiary undertakings prior to December 31, 1997 is set off against reserves.

        Goodwill and other acquired brands are amortized over their expected useful lives of 20 years and the mailing list is amortized over its expected useful life of 5 years.

16.    Investments

	Own shares held	Other loans and investments	Listed investments	Total
	(in millions)
	€	€	€	€
Group
At December 31, 2001	0.1	6.0	2.0	8.1
Additions	—	—	1.0	1.0

At March 31, 2002	0.1	6.0	3.0	9.1
Additions	—	0.7	6.5	7.2
Exchange	—	(0.7)	(0.7)	(1.4)

At March 31, 2003	0.1	6.0	8.8	14.9

        The market value of the listed investments on the London Stock Exchange at March 31, 2003 was €3.3 million.

17(a)    Acquisition of All-Clad Holdings Inc.

        With effect from June 30, 1999, we acquired 100% of the issued share capital of All-Clad Holdings Inc. ("All-Clad"). Based on provisional fair values goodwill arising on this equity interest amounted to €88.0 million. Following the completion of the fair values exercise during 2000, these provisional fair values were adjusted giving rise to additional goodwill of €0.3 million.

	Provisional fair value to the Group	Hindsight adjustments		Final fair value to the Group
	(in millions)
	€	€		€
Tangible fixed assets	8.2	(0.1	)(a)	8.1
Stocks	10.1	—		10.1
Debtors	8.0	—		8.0
Net borrowings	(54.0)	—		(54.0)
Creditors due within one year	(6.9)	(0.2	)(b)	(7.1)
Deferred taxation	(0.6)	—		(0.6)

Net liabilities	(35.2)	(0.3)		(35.5)
Cash consideration	(50.4)	—		(50.4)
Costs associated with acquisition	(2.4)	—		(2.4)

Goodwill arising on acquisition	88.0	0.3		88.3

Adjustments:

(a)
Adjustment to carrying value of fixed assets

(b)
Additional provision required.

17(b)    Acquisition of Hutschenreuther brand and related assets

        With effect from August 1, 2000 we acquired the Hutschenreuther brand together with the related intellectual property rights, moulds, tools and inventory. The consideration of €10.7 million, of which €8.4 million had been paid by December 31, 2000, was allocated as follows:

(in millions)
€
Purchase of brand and related intellectual property rights	2.5
Purchase of moulds and tools	6.7
Purchase of inventory	1.5

10.7

        The Hutschenreuther brand contributed €23.2 million to net sales in the year of acquisition.

        The cost of purchase of the brand and related intellectual property rights has been capitalized and will be amortized over a period of 20 years.

17(c)    Acquisition of Ashling Corporation

        With effect from July 1, 2001, we acquired 86.5% of the issued share capital of Ashling Corporation. Ashling Corporation was owned 86.5% by Fitzwilton Limited and 13.5% by Mr P. McCullagh, the President of Ashling. Fitzwilton Limited is controlled by Sir Anthony O'Reilly,

Chairman of Waterford Wedgwood plc, Mr Peter John Goulandris, Deputy Chairman and Mr L.L. Glucksman, a director of Waterford Wedgwood plc. The net assets of Ashling Corporation and its 100% owned subsidiary W/C Imports Inc. have been included in our balance sheet at their fair value at the date of acquisition as follows:

	Book value	Provisional fair value adjustments		Fair value to the Group
	(in millions)
	€	€		€
Property, plant and equipment	0.3	—		0.3
Inventories	5.4	(0.3	)(a)	5.1
Accounts receivable and prepayments	6.9	(0.8	)(b)	6.1
Accounts payable and accruals	(3.9)	(1.2	)(c)	(5.1)
Net borrowings	(4.6)	—		(4.6)

Net assets	4.1	(2.3)		1.8

Our share of fair value of net assets (86.5%)	3.6	(2.0)		1.6
Consideration satisfied by the issue of 9,331,733 Waterford Wedgwood Stock units of €1.20 each, being the market value of the stock units at the acquisition date				(11.2)
Costs associated with acquisition				(0.7)

Goodwill arising on acquisition				10.3

Provisional fair value adjustments comprise the following:

(a)
Additional provision against slow moving and obsolete inventory

(b)
Adjustment relating to deferred tax asset

(c)
Additional provisions for liabilities

        The summarized profit and loss for the six months ended June 30, and December 31, 2001 for Ashling Corporation and its subsidiary is as follows:

	Six months ended June 30, 2001	Six months ended December 31, 2001	Twelve months ended December 31, 2001
	(in millions)
	US$	US$	US$
Net sales	7.5	22.8	30.3

Operating income/(loss)	(3.7)	4.4	0.7
Net interest payable	(0.1)	(0.2)	(0.3)

(Loss)/income on ordinary activities before taxation	(3.8)	4.2	0.4
Taxation on (loss)/income on ordinary activities	1.5	(1.7)	(0.2)

(Loss)/income for the financial period	(2.3)	2.5	0.2

        The consolidated profit after taxation on continuing operations reported by Ashling Corporation for the twelve months ended December 31, 2000 amounted to US$1.3 million.

17(d)    Acquisition of a further 5.2% of Rosenthal AG

        On June 5, 2001, we announced a tender offer for the remaining shares in Rosenthal AG that we did not own. At the closing of the tender offer on August 10, 2001, we had received acceptances for 5.2% of the issued share capital of Rosenthal AG. The cost, including acquisition expenses, of acquiring the additional shares, amounted to €5.3 million, satisfied by cash and gave rise to additional goodwill of €4.4 million.

17(e)    Acquisition of Spring and Cashs Mail Order Business and Related Assets

        With effect from May 1, 2002 we acquired the Spring brand together with the related assets and intellectual property rights for a consideration of €3.7 million including acquisition costs. On November 4, 2002 we acquired the Cashs Mail Order brand and mailing list together with the related assets and intellectual property rights for a consideration of €22.7 million, including acquisition costs. The consideration for Spring was satisfied entirely by cash and the consideration for Cashs Mail Order was satisfied by the issue of shares to the value of €5.6 million, being the market value of the shares at the acquisition date, and cash of €17.1 million, of which €0.4 million remains to be paid at March 31, 2003. The consideration for these acquisitions was allocated as follows:

	Spring	Cashs Mail Order	Total
	(in millions)
	€	€	€
Purchase of brand and related intellectual property rights	1.0	14.9	15.9
Mailing list	—	1.5	1.5
Investment in Spring USA	0.2	—	0.2
Tangible fixed assets	0.7	0.2	0.9
Stocks	1.8	3.4	5.2
Market value of forward currency contracts	—	2.7	2.7

Total	3.7	22.7	26.4

        From the date of acquisition to March 31, 2003 the acquired businesses have contributed the following to our consolidated turnover and operating income (after amortization of the brand).

	Turnover	Operating income/(loss)
	(in millions)
	€	€
Cashs Mail Order	12.0	1.1
Spring	7.7	(3.2)

Total	19.7	(2.1)

        The cost of purchase of the brand and related intellectual property rights has been capitalized and will be amortized over a period of 20 years. The mailing list acquired as part of the purchase of the Cashs Mail Order business has been capitalized and will be amortized over a period of 5 years.

18.    Property, plant and equipment

	Land and Buildings
	Freehold	Long leasehold	Short leasehold	Plant and equipment	Total
	(in millions)
	€	€	€	€	€
Cost or valuation
At March 31, 2002
—cost	70.6	0.3	11.9	438.9	521.7
—valuation	57.6	—	—	—	57.6
Additions	1.3	—	0.6	20.3	22.2
Reclassified	1.5	—	—	(1.5)	—
Disposals and assets fully written off	(4.3)	(0.1)	(0.8)	(18.1)	(23.3)
Arising on acquisition	—	—	—	0.9	0.9
Translation adjustment	(6.1)	—	(2.1)	(28.3)	(36.5)

At March 31, 2003	120.6	0.2	9.6	412.2	542.6

—cost	69.2	0.2	9.6	412.2	491.2
—valuation	51.4	—	—	—	51.4

	120.6	0.2	9.6	412.2	542.6

Accumulated depreciation
At March 31, 2002	45.3	0.2	8.4	264.2	318.1
Charge for the year	2.5	—	0.9	36.4	39.8
Impairment of fixed assets (note 7)	4.3	—	—	9.2	13.5
Disposals and assets fully written off	(0.5)	(0.1)	(0.8)	(16.9)	(18.3)
Translation adjustment	(1.1)	—	(1.4)	(17.5)	(20.0)

At March 31, 2003	50.5	0.1	7.1	275.4	333.1

Net book amounts
At March 31, 2003	70.1	0.1	2.5	136.8	209.5

At March 31, 2002	82.9	0.1	3.5	174.7	261.2

Type of asset	Basis of depreciation	Useful lives
Freehold buildings	Straight line	25 to 50 years
Long leasehold buildings	Straight line	50 years
Short leasehold buildings	Straight line	Period of the lease
Plant and equipment	Straight line	4 to 30 years

        No depreciation is charged on freehold land with a book value at March 31, 2003 of €12.9 million (March 31, 2002: €13.9 million, December 31, 2001: €13.7 million).

        Plant and equipment includes assets held under finance lease at March 31, 2003 of €0.4 million (March 31, 2002: €0.6 million, December 31, 2001: €0.6 million). Depreciation in respect of assets held under finance lease for the year ended March 31, 2003 amounted to €nil (3 months ended March 31, 2002: €nil, year ended December 31, 2001: €0.1 million).

        We have adopted FRS15 "Tangible Fixed Assets" and have followed the transitional provisions to retain the book amount of land and buildings, certain of which were last revalued in 1997. Accordingly we no longer adopt a policy of revaluation.

        The properties were valued as follows in 1997:

        Principal manufacturing plants in County Waterford, Ireland and at Barlaston, Stoke-on-Trent, Staffordshire, England: depreciated replacement cost; other properties: open market value for the existing use, for properties not surplus to requirements and open market value for other properties.

        Land and buildings included at cost or valuation would have been stated on an historic cost basis at:

	March 31, 2002	March 31, 2003
	(in millions)
	€	€
Cost	154.0	132.8
Accumulated depreciation	(70.5)	(68.3)

	83.5	64.5

19.    Derivatives and other financial instruments—objectives, policies and strategies

        Treasury management and financial instruments.    Our treasury operations are managed by the Group Treasury function within parameters formally defined and regularly reviewed by the Treasury Risk Management Committee of the Main Board supplemented by procedures and bank mandates. The Group Treasury function operates as a centralized service managing interest rate, foreign currency and financing risk and its activities are routinely reported to members of the Board.

        Consistent with our policy, Group Treasury does not engage in speculative activity. Financial instruments, including derivatives, are used to raise finance and to manage interest rate and foreign currency risk arising from our operations. The directors set out their views on the key financial risks below.

        Foreign currency risk management.    The majority of our business operations and assets and liabilities are transacted and held in four principal currencies; Euro, sterling, U.S. dollar and yen.

        Our policy is to protect income and expenditure, where appropriate, by means of forward currency contracts. Business trading flows are netted by currency and, where considered appropriate, hedged up to 3 years ahead. We elected during the year to cancel our outstanding future years forward cover, resulting in a gain during fiscal 2003, as part of the management of the yield on our hedging activities in respect of overseas trading cash flows. Subsequent to this, and taking into account our view on the four principal currencies, current hedging in place at June 4, 2003 for the coming 12 months is as follows: 49.8% of our $/€ exposure and 56.3% of our ¥/£ exposure.

        Our policy is to use foreign currency borrowings and forward foreign currency contracts to hedge part of the impact on our balance sheet of exchange rate movements on foreign currency denominated assets and liabilities (see note 27).

        Financing risk management.    Our policy is to finance our operations by a combination of cash flow generated from operations, short term bank borrowings, long term debt, equity funding and leasing and to achieve a balance between certainty of funding and a flexible, cost effective borrowings structure. We ensure continuity of funding by maintaining a broad portfolio of debt, diversified by source and maturity, and by maintaining facilities sufficient to cover peak anticipated borrowing requirements, with a minimum of 20.0% having a maturity in excess of 5 years at any point in time and the remainder having a maturity of no less than six months. At March 31, 2003: 19.9% (March 31, 2002: 22.5%, December 31, 2001: 21.9%) of total financial liabilities had a maturity of greater than 5 years. A breakdown of the maturity profile of our net borrowings is shown later in this note.

        Interest rate risk management.    Our interest rate exposure arising from borrowings and deposits is managed by the use of fixed rate debt, interest rate swaps and an interest rate collar. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling some benefits to be enjoyed if interest rates fall. Thus our interest rate risk management policy is to fix between 20.0% and 60.0% of the interest cost on outstanding debt. At March 31, 2003, 21.6% (March 31, 2002: 24.4%, December 31, 2001: 23.7%) of debt was fixed at an average rate of 7.68% (March 31, 2002: 7.68%, December 31, 2001: 6.74 per cent) for a weighted average maturity, of 5.5 years (March 31, 2002: 6.5 years, December 31, 2001: 6.7 years).

        The average rate of interest paid during the year to March 31, 2003 was 5.06% (3 months ended March 31, 2002: 4.45%, year ended December 31, 2001: 5.04%). A 1.0% rise in market rates would decrease net income before taxes for the year to March 31, 2003 by €4.2 million (3 months to March 31, 2002: increase loss before taxes by €1.1 million, year ended December 31, 2001: €4.3 million).

        For the purposes of the following disclosures and those set out in note 27, short term debtors and creditors that meet the definition of a financial asset or liability under FRS13 have been excluded as permitted, except for the analysis of net currency exposures.

Interest rate and currency of financial liabilities

        The currency and interest rate exposure of our financial liabilities was:

				Fixed rate financial liabilities
	Total	Fixed rate financial liabilities	Floating rate financial liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
	(in millions)
	€	€	€	%	Years
At December 31, 2000
Euro	91.9	10.6	81.3	6.14	6.0
Sterling	69.1	0.2	68.9	7.25	2.0
U.S. dollar	207.7	101.2	106.5	6.80	7.9
Japanese yen	30.3	—	30.3	—	—

Total	399.0	112.0	287.0	6.74	7.7

At December 31, 2001
Euro	59.2	8.8	50.4	6.14	5.0
Sterling	76.2	—	76.2	7.25	1.0
U.S. dollar	320.6	106.0	214.6	6.80	6.9
Japanese yen	27.7	—	27.7	—	—

Total	483.7	114.8	368.9	6.74	6.7

At March 31, 2002
Euro	53.8	8.7	45.1	6.14	4.8
Sterling	70.6	—	70.6	—	—
U.S. dollar	325.8	108.0	217.8	7.80	6.6
Japanese yen	28.1	—	28.1	—	—

Total	478.3	116.7	361.6	7.68	6.5

At March 31, 2003
Euro	177.3	6.9	170.4	6.14	3.8
Sterling	83.0	—	83.0	—	—
U.S. dollar	155.1	88.4	66.7	7.80	5.6
Japanese yen	25.3	—	25.3	—	—

Total	440.7	95.3	345.4	7.68	5.5

        Interest rates on floating rate borrowings are based on national LIBOR equivalents in the relevant currencies. We have in place an interest rate collar, with a notional principal of €25.0 million, a cap of 7.0% and a floor of 4.65%. It is based on the Euribor rate and expires in July 2003. We also have in place two interest rate swaps, one, floating to fixed, with a notional principal of Stg£25 million and a fixed rate of 4.10%. It is based on the three month LIBOR rate and expires in 2031. The counterparty has the option to terminate the swap every three months after 4 January 2002. The other, fixed to floating, with a notional principal of US$95 million. The floating rate is based on six month US$ LIBOR plus 4.02% and it expires in 2005.

Maturity profile of our financial liabilities

        The following table analyses our financial liabilities which are repayable as follows:

	Total financial liabilities				Net debt
	December 31,				December 31,
			March 31, 2002	March 31, 2003			March 31, 2002	March 31, 2003
	2000	2001			2000	2001
	(in millions)
	€	€	€	€	€	€	€	€
Within one year	(17.8)	(29.9)	(20.3)	(16.3)	48.4	89.7	67.8	67.7
Between one and two years	(2.3)	(4.7)	(4.7)	(329.0)	(2.3)	(4.7)	(4.7)	(329.0)
Between two and three years	(1.8)	(4.7)	(338.5)	(4.7)	(1.8)	(4.7)	(338.5)	(4.7)
Between three and four years	(1.8)	(333.5)	(4.7)	(2.3)	(1.8)	(333.5)	(4.7)	(2.3)
Between four and five years	(273.6)	(5.2)	(2.3)	(0.6)	(273.6)	(5.2)	(2.3)	(0.6)
After five years	(101.7)	(105.7)	(107.8)	(87.8)	(101.7)	(105.7)	(107.8)	(87.8)

Total	(399.0)	(483.7)	(478.3)	(440.7)	(332.8)	(364.1)	(390.2)	(356.7)

        Net debt comprises gross borrowings and finance lease obligations less cash at bank and in hand. Gross borrowings comprise drawdowns under our multi currency unsecured Revolving Credit Facility, maturing in January 2005, US$95 million of 7.8% unsecured notes raised in a private placement with U.S. institutional investors, repayable November 2008 as at December 31, 2001, March 31, 2002 and March 31, 2003, €14.3 million drawn under a Syndicated Loan Agreement between Rosenthal AG and Bayerischen Hypo-und Vereinsbank AG, as lead manager, and at March 31, 2003: €6.9 million (March 31, 2002 and December 31, 2001: €8.7 million, 2000: €10.5 million) of Euro loans for which certain properties owned by Rosenthal AG are pledged as collateral.

        The total amount of loans repayable by instalments, where any instalment is due after five years, is, at March 31, 2003, €nil (March 31, 2002 and December 31, 2001: €0.6 million, 2000: €1.5 million).

Short term borrowings

	December 31, 2001	March 31, 2002	March 31, 2003
	(in millions)
	€	€	€
Current instalments due on loans	3.6	5.1	4.6
Overdrafts	26.2	15.2	11.7

	29.8	20.3	16.3

Maximum amount of short term bank loans and overdrafts outstanding during the period	22.7	10.3	21.7

Average amount of short term bank loans and overdrafts outstanding during the period	12.5	5.3	10.8

	(per cent)
Weighted average interest rate for the period	6.1	4.7	5.4

Period end weighted average interest rate	6.0	5.1	5.3

        The weighted average rate for the period was computed by dividing actual interest expense for the period by the average amounts outstanding for short term bank loans and overdrafts.

Maturity analysis of undrawn borrowing facilities

        At March 31, 2003, we had cash balances amounting to €84.0 million (March 31, 2002: €88.1 million, December 31, 2001: €119.6 million) and had undrawn borrowing facilities as follows:

	December 31, 2001	March 31, 2002	March 31, 2003
	(in millions)
	€	€	€
Overdraft—uncommitted	26.2	15.2	11.7
Revolving and term loan facilities—committed
Within one year	—	—	—
Between one and two years	—	—	1.4
After two years	9.8	11.6	—

Total	36.0	26.8	13.1

        Since the year end we have agreed with our lending banks to re-negotiate our existing facilities. This is further described at note 3.

Fair value of financial instruments

        Set out below is a period end comparison of book and fair values of the financial instruments by category. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

        Fair values of financial assets and financial liabilities are as follows:

	December 31, 2001		March 31, 2002		March 31, 2003
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	(in millions)
	€
		€	€	€	€	€
Non derivatives
Assets
Cash	119.6	119.6	88.1	88.1	84.0	84.0
Equity investments	2.0	3.2	3.0	2.3	8.8	3.3
Liabilities
Short term debt	(29.9)	(29.9)	(20.3)	(20.3)	(16.3)	(16.3)
Long term debt	(453.8)	(448.4)	(458.0)	(455.2)	(424.4)	(429.8)

        The difference between book value and fair value of long term debt is primarily due to current interest rates being lower than those prevailing when the borrowings were made.

        Derivative financial instruments held to manage currency and interest rate profile:

	December 31, 2001		March 31, 2002		March 31, 2003
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	(in millions)
	€	€	€	€	€	€
Transaction risk
Applied contracts(a)	0.6	—	1.9	(0.1)	0.3	—
Applied contracts(b)	—	—	—	—	0.5	(0.2)
Unapplied contracts(c)	—	(12.4)	—	(17.1)	—	(1.2)
U.S. private placement(d)	2.2	(0.3)	2.5	0.1	0.3	0.2
Interest rate risk
Interest rate collar(e)	—	(0.5)	—	(0.3)	(0.1)	(0.3)
Interest rate swaps(f)	—	(1.2)	—	(0.6)	0.2	(2.1)

(a)
Applied contracts matched against foreign currency receivables at the period end.

(b)
Applied contracts matched against exposure to translation of certain overseas assets.

(c)
Unapplied contracts to be matched against anticipated future cash flows.

(d)
A U.S. dollar to sterling fixed forward contract matched against U.S. dollar borrowings drawn down under a U.S. private placement.

(e)
Interest rate collar on certain Euro borrowings.

(f)
Interest rate swaps on certain sterling and US dollar borrowings.

20.    Accounts payable and accruals

	December 31, 2001	March 31, 2002	March 31, 2003
	(in millions)
	€	€	€
Amounts falling due within one year:
Trade creditors	62.9	59.2	73.9
Other creditors and accruals	79.9	81.6	76.7
Restructuring and rationalization provisions	30.1	22.7	7.9
Capital grants deferred	0.2	0.2	0.2
Irish payroll tax (P.A.Y.E.)	0.5	0.6	1.1
Other payroll taxes	3.1	3.5	2.8
Value added tax	7.8	4.6	6.5
Pay related social insurance	4.4	4.6	4.6
Finance lease obligations	0.1	—	—

	189.0	177.0	173.7

21.    Deferred taxation

        Deferred tax assets/(liabilities) provided are analyzed as follows:

	Tax losses	Accelerated capital allowances	Other timing differences	Total
	(in millions)
	€	€	€	€
At December 31, 2001	27.8	(16.3)	3.1	14.6
Credit/(charge) to statement of income for the period	0.2	(0.6)	0.5	0.1
Movements on exchange	(0.1)	—	0.3	0.2

At March 31, 2002	27.9	(16.9)	3.9	14.9

(Charge)/credit to statement of income for the year	(5.0)	4.9	0.7	0.6
Movements on exchange	(2.3)	1.1	(0.5)	(1.7)

At March 31, 2003	20.6	(10.9)	4.1	13.8

        Potential deferred tax assets of €39.1 million at March 31, 2003 (March 31, 2002: €24.6 million) arising principally from trading losses and restructuring charges have not been recognized. The directors believe sufficient taxable income to utilize the losses will arise in the future, but that there is currently insufficient evidence to support the recognition of a deferred tax asset. The majority of these losses and charges may be carried forward indefinitely under current law, but these losses and charges can only be offset against taxable income generated in the entities in which they were incurred.

22.    Called up share capital

	December 31, 2001	March 31, 2002	March 31, 2003
	(in millions)
	€	€	€
Authorized share capital:
Waterford Wedgwood plc
1 billion ordinary shares of 6c each	60.0	60.0	60.0

	Stg £	Stg £	Stg £
Waterford Wedgwood U.K. plc
1 billion income shares of 1p sterling each	10.0	10.0	10.0

	Ordinary shares of 6 cents each	Income shares of Stg1p each	Total
	(in millions)
	€	€	€
Issued and fully paid:
At March 31, 2002 and December 31, 2001 (Stock units: 758,198,288, December 31, 2001: 758,063,220)	45.4	9.9	55.3

Issue of shares on acquisition of Cashs Mail Order Ltd (Ordinary shares: 13,750,000)	0.9	—	0.9
Issue of shares for scrip dividend (Ordinary shares: 3,568,731)	0.2	—	0.2
Issue of shares for cash (Ordinary shares: 115,018)	—	—	—
Bonus issue of shares (income shares: 17,433,749)	—	0.3	0.3

At March 31, 2003 (Stock units: 775,632,037)	46.5	10.2	56.7

        At the Annual General Meeting held on April 27, 2000, shareholders passed a resolution to re-denominate the entire authorized and issued share capital from Irish pounds into Euros, and then immediately to re-nominalize the entire authorized and issued share capital from a par value per share of IR5p to 6c. This re-nominalization has given rise to a conversion difference of €2.6 million which has been transferred to a capital conversion reserve fund.

        A total of 38,781,602 ordinary shares is available to grant share options to our executives under Executive Share Option Schemes. As at March 31, 2003, options over 26,626,000 shares have been granted and are exercisable, subject to certain performance criteria, at prices varying from 54.6c to €1.545.

        Under the U.K., Irish and International Savings Related Share Option Schemes, as at March 31, 2003 options were outstanding over a total of 17,595,638 ordinary shares at prices varying from 36.5c to €1.08 and are exercisable between December 2003 and August 2006, depending on the savings period.

        Income shares in Waterford Wedgwood U.K. plc, a subsidiary of Waterford Wedgwood plc incorporated in England, are non-voting Stg 1p shares which entitle shareholders to elect to receive dividends paid from U.K. sourced profit.

23.    Leasing commitments

        We lease certain land, buildings, plant and equipment on short and long term operating leases. The rents payable under these leases are subject to re-negotiation at various intervals specified in the leases. We pay all insurance, maintenance and repair costs of these assets.

        The future minimum lease payments to which we were committed under operating leases was as follows:

	As at March 31, 2003 Operating leases
	Property	Plant and equipment
	(in millions)
	€	€
Amounts payable:
Within one year	17.3	2.8
Between one and two years	14.7	2.1
Between two and three years	12.2	0.7
After three years	115.8	0.1

	160.0	5.7

        Commitments under operating leases, payable within 12 months expire as follows:

	As at March 31, 2003
	Property	Plant and equipment	Total
	(in millions)
	€	€	€
Commitment expiry date:
Within one year	1.9	0.8	2.7
Two to five years	7.7	2.0	9.7
After five years	7.7	—	7.7

	17.3	2.8	20.1

24.    Pensions and other similar financial commitments

Pensions

        Approximately one half of our employees participate in funded defined benefit pension plans, which provide benefits based on final pensionable pay. The assets of all such plans are invested separately from those of the Group in trustee administered funds. The contributions to the plans by the companies are charged to the statement of income so as to spread the cost of pensions as incurred over employees' working lives with the Group. Contributions are determined by independent qualified actuaries on the basis of periodic valuations using the projected unit method. The most recently completed actuarial valuations of the major plans were as at December 31, 1999 for Wedgwood United Kingdom employees (the actuarial valuation as at December 31, 2002 is not complete at the date of approval of these financial statements) and as at January 1, 2001 for Waterford Crystal employees. The related actuarial reports are not available for public inspection.

        The market value of the assets in the Wedgwood Group Pension Plan at December 31, 1999 was €347.7 million. The actuarial valuation showed that this exceeded the value of the benefits that had accrued to members based on service to, and pensionable pay at, the valuation date. The market value of the assets was sufficient to cover 113.0% of the value of benefits that had accrued to members after allowing for expected future pay increases. The principal assumptions in this valuation were that the investment return would exceed general salary inflation by 2.0% per annum and limited price indexation of pensions by 2.25% per annum. For the purpose of calculating the pension cost under SSAP24, it was assumed that the investment return would exceed general salary inflation by 2.5% per annum. As set out in note 4, the surplus was previously being recognized in the pension cost charge over the average remaining service lives of plan members in accordance with the most recent actuarial valuation. At March 31, 2003: €21.1 million (March 31, 2002: €21.4 million, December 31, 2001: €21.3 million, 2000: €16.4 million) was included in debtors in respect of pension surplus. our contributions to the plan are at the actuary's recommended rate.

        The market value of the assets in the Waterford Crystal factory and staff plans at January 1, 2001 was €143.5 million. The actuarial valuation of plan assets represented 91.0% of the benefits that had accrued to members based on service to, and pensionable pay at, the valuation date, after allowing for expected future pay increases. The principal assumption in this valuation was that the investment return would be 3.0% per annum compound higher than the rate of earnings increase and limited price indexation of pensions by 2.0% per annum. Our contributions to the plan are at the actuary's recommended rate.

        The differences between the major assumptions adopted by the actuaries in respect of the two principal plans reflect differences in historical and projected experience and differences in the plan rules.

        Rosenthal AG operates defined benefit pension arrangements for certain current and past employees. In common with most German plans, these arrangements are unfunded, that is, benefit payments are met by us as they fall due. A provision of €26.4 million is included in creditors at March 31, 2003 (March 31, 2002 and December 31, 2001: €27.5 million, 2000: €27.7 million) being the excess of the accumulated pension liability over the amounts funded. This provision has been calculated at each period end, using the projected unit method, in accordance with the advice of a professionally qualified actuary.

        The pension cost charged to the statement of income in respect of defined benefit pension plans are:

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Regular cost	10.8	11.6	3.0	14.2
Variations from regular costs:
Amortization of plan surplus	(8.2)	(8.4)	(2.1)	—

Pension cost	2.6	3.2	0.9	14.2

        For certain of our employees, mainly outside Ireland, the United Kingdom and Germany, pension entitlements are secured by defined contribution plans, the cost of which amounted to €3.6 million in the year to March 31, 2003 (3 months ended March 31, 2002: €0.9 million, year ended December 31, 2001: €4.0 million, 2000: €3.7 million).

Disability

        Waterford Crystal contributes to disability plans under which employees who become disabled have certain entitlements. The amounts of these entitlements have been actuarially assessed and are funded by assets held independently of us. Under the latest agreement with Waterford Crystal employees, Waterford Crystal's annual contribution to the plans is €0.2 million.

Pensions: transitional arrangements of FRS 17

        We operate a number of pension plans throughout the world. The major plans, which cover approximately one half of plan members are of the defined benefit type. The additional disclosures required by FRS 17 are based on the most recent actuarial valuations disclosed earlier in the note and were updated by the schemes' actuaries to March 31, 2003. The principal assumptions used by the schemes' actuaries in relation to the major pension plans we operate are:

	Wedgwood Group Pension Plan		Waterford Crystal Pension Plan and Disability Fund		Rosenthal Pension Plan*
	3 months to March 31, 2002	12 months to March 31, 2003	3 months to March 31, 2002	12 months to March 31, 2003	3 months to March 31, 2002	12 months to March 31, 2003
Rate of increase in pensionable salaries	4.3%	4.0%	4.5%	4.0%	3.0%	2.8%
Rate of increase in pension payments	2.8%	2.5%	2.0%	2.0%	1.5%	1.8%
Discount rate	6.2%	5.5%	6.4%	5.5%	6.4%	5.5%
Inflation rate	2.8%	2.5%	2.5%	2.3%	1.5%	1.8%

*
In common with the majority of companies in Continental Europe, the Rosenthal Pension Plan is a book reserve plan whereby the provision for the present value of scheme liabilities is reflected in our balance sheet. Based on the above actuarial assumptions, the actuarially assessed present value of plan liabilities amounts to €31.0 million, of which €26.4 million is already reflected in our consolidated balance sheet at March 31, 2003.

        The assets and liabilities in the plans and the expected rates of return were:

	As at March 31, 2002				As at March 31, 2003
	Wedgwood Group Pension Plan		Waterford Crystal Pension Plan and Disability Funds		Wedgwood Group Pension Plan		Waterford Crystal Pension Plan and Disability Funds
	Long term rate of return	Value	Long term rate of return	Value	Long term rate of return	Value	Long term rate of return	Value
		€Mils		€Mils		€Mils		€Mils
Equities	8.0%	203.6	8.3%	82.9	7.1%	117.9	7.8%	62.5
Gilts	5.0%	20.5	5.3%	38.7	4.1%	33.2	4.8%	32.9
Bonds	5.9%	52.2	6.2%	8.0	5.1%	45.3	5.5%	13.0
Property	7.0%	7.7	7.3%	8.2	6.1%	6.0	6.8%	3.0
Cash	3.7%	4.2	3.0%	2.4	3.4%	4.7	2.8%	3.3

Total market value of plan assets		288.2		140.2		207.1		114.7
Present value of plan liabilities		(300.9)		(183.5)		(263.9)		(219.9)

Deficit in the plans		(12.7)		(43.3)		(56.8)		(105.2)
Deferred tax asset		3.8		4.3		17.0		10.5

Net pension liability		(8.9)		(39.0)		(39.8)		(94.7)

        If FRS 17 had been adopted in the financial statements, our net assets and retained deficit would be as follows:

	As at March 31, 2002	As at March 31, 2003
	(in millions)
	€	€
Net assets excluding pension liability	243.4	204.0
Prepayment in balance sheet	(21.4)	(21.1)
Pension liability	(48.2)	(139.1)

Net assets including pension liability	173.8	43.8

Retained deficit excluding pension liability	(17.9)	(63.6)
Prepayment in balance sheet	(21.4)	(21.1)
Pension liability	(48.2)	(139.1)

Retained deficit including pension liability	(87.5)	(223.8)

        If FRS 17 had been adopted in the financial statements, the following amounts would have been recognised in the performance statements for the year to March 31, 2003:

	Wedgwood Group Pension Plan	Waterford Crystal Pension Plan and Disability Funds	Total
	(in millions)
	€	€	€
Statement of income
Amounts charged to operating income:
Current service cost	5.0	3.7	8.7
Past service cost	0.9	1.8	2.7

Total operating charge	5.9	5.5	11.4

Amounts charged/(credited) to other finance charges:
Expected return on pension plan assets	(20.0)	(10.0)	(30.0)
Interest on pension plan liabilities	17.5	11.6	29.1

Net return	(2.5)	1.6	(0.9)

Total charged to statement of income	3.4	7.1	10.5

Amounts recognized in Statement of Comprehensive Income
Actual return less expected return on pension plan assets (€Mils)	(71.8)	(35.0)	(106.8)
Percentage of plan assets (%)	(34.7)%	(30.5)%	(33.2)%
Experience gains/(losses) arising on the plan liabilities (€Mils)	11.0	(0.1)	10.9
Percentage of the present value of plan liabilities (%)	4.2%	—	2.3%
Gain/(loss) due to changes in actuarial assumptions (€Mils)	9.5	(24.7)	(15.2)
Percentage of the present value of plan liabilities (%)	3.6%	(11.2)%	(3.1)%

Actuarial loss recognized in the Statement of Comprehensive Income (€Mils)	(51.3)	(59.8)	(111.1)

Percentage of the present value of plan liabilities (%)	(19.4)%	(27.2)%	(23.0)%

Movement in pension deficit during the year
Deficit at the beginning of the year	(12.7)	(43.3)	(56.0)
Current service cost	(5.0)	(3.7)	(8.7)
Past service cost	(0.9)	(1.8)	(2.7)
Net finance cost	2.5	(1.6)	0.9
Employer pension contributions	5.9	5.0	10.9
Actuarial loss recognized in the Statement of Comprehensive Income	(51.3)	(59.8)	(111.1)
Exchange	4.7	—	4.7

Deficit at the end of the year	(56.8)	(105.2)	(162.0)

25.    Contingent liabilities

(a)
Group borrowings

        Waterford Wedgwood plc has entered into guarantees with a syndicate of banks in respect of our borrowings under a financing agreement. These borrowings amounted to €201.6 million as at March 31, 2003 (March 31, 2002: €238.6 million, December 31, 2001: €243.8 million).

(b)
Subsidiaries' liabilities

        In accordance with Section 17 of the Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiaries (see note 32). As a result, such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. The Company has also guaranteed certain of the borrowings of various subsidiaries.

(c)
Capital grants

        Under certain circumstances capital grants amounting to €5 million at March 31, 2003 (March 31, 2002 and December 31, 2001: €5 million) could become repayable by us.

26.    Capital commitments

	December 31, 2001	March 31, 2002	March 31, 2003
	(in millions)
	€	€	€
Contracted for but not provided	6.2	7.1	8.8

Authorized but not yet contracted for	2.1	7.0	11.4

27.    Foreign currency contracts

        We use forward currency contracts in the normal course of business to hedge exchange risk on anticipated foreign currency transactions and translation.

        We had the following forward sales commitments as at:

	December 31, 2001	March 31, 2002	March 31, 2003
	(in millions)
U.S. dollars	$232.0	$214.5	$7.5
Canadian dollars	$0.5	—	—
Australian dollars	$0.2	—	—
Yen	¥4,300.0	¥9,250.0	¥2,500.0

        During the year, arising from our hedging activities, the effective rate on our major overseas trading cash flows was as follows:

	Year ended December 31, 2001	3 months ended March 31, 2002	Year ended March 31, 2003
US$/€	0.99	0.97	0.93
¥/Stg£	173.00	168.81	151.67

        We enter into forward contracts to manage our exposure to the translation, of certain overseas assets. At March 31, 2003 these amounted to $82.5 million (March 31, 2002 and December 31, 2001: nil). We have a 10 year US$/Stg£ fixed forward contract totaling US$22.6 million as part of the U.S. private placement arrangements.

Currency exposure of our net monetary assets/(liabilities)

        The table below shows our currency exposures being those that give rise to the net currency gains and losses recognized in the statement of income. Such exposures comprise our monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. These exposures were as follows:

Net foreign currency monetary assets/(liabilities)

	Euro	Stg£	US$	Yen	Other	Total
	(in millions)
	€	€	€	€	€	€
At December 31, 2001
Functional currency of Group operation
Euro	—	7.7	(4.4)	—	1.4	4.7
Sterling £	56.0	—	3.4	—	3.1	62.5
Other	(0.2)	1.0	—	—	(0.7)	0.1

Total	55.8	8.7	(1.0)	—	3.8	67.3

At March 31, 2002
Functional currency of Group operation
Euro	—	3.0	(1.9)	0.2	3.6	4.9
Sterling £	34.4	—	7.9	—	2.4	44.7
Other	(0.8)	(0.8)	(0.1)	—	1.9	0.2

Total	33.6	2.2	5.9	0.2	7.9	49.8

At March 31, 2003
Functional currency of Group operation
Euro	—	(2.1)	(3.9)	(0.3)	4.4	(1.9)
Sterling £	13.3	—	7.4	—	2.6	23.3
Other	(0.2)	(0.1)	—	—	1.7	1.4

Total	13.1	(2.2)	3.5	(0.3)	8.7	22.8

Hedging exposure of the Group

        Our policy is to hedge, where appropriate, the following exposures: interest rate risk using interest rate swaps and collars; currency exposures using forward and spot foreign currency contracts. The only hedging instruments on which unrecognized gains or losses arose during the year to March 31, 2003 and 3 months to March 31, 2002 were forward contracts to hedge foreign currency exposures.

        Unrecognized gains and losses on instruments used for hedging and the movements therein, were as follows:

	Year to March 31,
	2003 Gains	2003 Losses	2003 Total Net gains/ (losses)
	(in millions)
	€	€	€
Unrecognized gains/(losses) on hedges at April 1, 2002	12.0	(20.6)	(8.6)
(Gains)/losses arising in previous years recognized prior to March 31, 2003	(11.4)	19.6	8.2

Gains/(losses) arising before April 1, 2002 that were not recognized prior to March 31, 2003	0.6	(1.0)	(0.4)
Gains/(losses) arising in year to March 31, 2003 that were not recognized prior to March 31, 2003	0.1	(2.9)	(2.8)

Unrecognized gains/(losses) on hedges at March 31, 2003	0.7	(3.9)	(3.2)

Gains/(losses) expected to be recognized between April 1, 2003 and March 31, 2004	0.5	(0.8)	(0.3)
Gains/(losses) expected to be recognized after April 1, 2004	0.2	(3.1)	(2.9)

28.    Particulars of staff

	Year ended December 31, 2001	3 months ended March 31, 2002	Year ended March 31, 2003
	(number of people)
Average number of persons employed:
Production	5,407	4,967	4,793
Distribution, sales and marketing	3,549	3,356	3,360
Administration	787	797	771

	9,743	9,120	8,924

Payroll cost of those employees:

	Year ended December 31, 2001	3 months ended March 31, 2002	Year ended March 31, 2003
	(in millions)
	€	€	€
Wages and salaries	283.1	67.8	261.5
Social welfare costs	38.4	9.2	33.8
Pension costs	7.1	1.8	17.8

	328.6	78.8	313.1

29.    Reconciliation of operating income/(loss) to net cash flows from operating activities

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Operating income/(loss)	104.4	(1.1)	(10.5)	57.3
Provision for redundancy and related costs	—	39.1	—	—
Spend on restructuring	(5.4)	(13.3)	(7.6)	(20.6)
Depreciation and amortization	44.3	48.8	13.3	46.7
Surplus on sale of fixed assets	(0.5)	(2.1)	—	(0.5)
Decrease/(increase) in inventories	(47.4)	2.4	0.1	(30.9)
(Increase)/decrease in accounts receivable	(9.9)	18.7	(0.8)	9.8
Increase/(decrease) in accounts payable	15.7	(22.7)	(10.0)	19.7
Exchange rate adjustments	(11.0)	(1.4)	1.5	(9.9)

Net cash inflow/(outflow) from operating activities	90.2	68.4	(14.0)	71.6

30.    Analysis of net debt

	At 4.1.02	Cash flow	Exchange movements	At 3.31.03
	(in millions)
	€	€	€	€
Cash at bank net of bank overdrafts	72.9	8.3	(8.9)	72.3
Current portion of long term loans	(5.1)	0.4	0.1	(4.6)
Long term loans	(458.0)	(26.9)	60.5	(424.4)

	(390.2)	(18.2)	51.7	(356.7)

31.    Provision for onerous lease

(in millions)
€
Onerous lease provision as at December 31, 2001	3.0
Net charge arising in 3 months to March 31, 2002	0.1

Onerous lease provision as at March 31, 2002	3.1
Credit to income statement in year to March 31, 2003	(2.0)

Onerous lease provision as at March 31, 2003	1.1

        The former Wedgwood London Showroom and offices at Wigmore Street are subject to a lease expiring 2034. These premises are not currently used by us, but are sub-let. The provision represents the estimated net present value of future lease commitments, net of the minimum rental income receivable.

        The change in estimate reflects the present value of increases in rental income implemented during the year and one year's amortization of the provision.

32.    Principal subsidiary companies

        Listed below are the principal subsidiary companies that comprise the Waterford Wedgwood Group.

Name	Registered office and Country of incorporation	Issued capital	Nature of business
Manufacturing
†Waterford Crystal (Manufacturing) Limited	Kilbarry, Waterford, Ireland	100,002 €1.25 ordinary shares	Crystal glass manufacturer
Josiah Wedgwood & Sons Limited	Barlaston, Stoke-on-Trent, England	60,000 Stg£1 ordinary shares	Ceramic tableware/ giftware manufacturer
Rosenthal AG	Selb, Germany	960,000 shares of no par value	Ceramic tableware/ giftware manufacturer
All-Clad Metalcrafters, LLC	Delaware, U.S.A	Not applicable	Cookware manufacturer
Distribution
*†Waterford Crystal Limited	Kilbarry, Waterford, Ireland	10,000 €1.25 ordinary shares	Distributor
*Stuart & Sons Limited	Barlaston, Stoke-on-Trent, England	471,333 Stg£1 ordinary shares	Distributor
Waterford Wedgwood Australia Limited	Barlaston, Stoke-on-Trent, England	485,240 Stg£1 ordinary shares	Distributor
Waterford Wedgwood Canada Inc.	Toronto, Canada	110 class A shares 363 class B shares	Distributor
Waterford Wedgwood U.S.A. Inc.	New York, U.S.A.	20 US$1 common shares	Distributor
Waterford Wedgwood Japan Limited	Tokyo, Japan	4,000 ¥50,000 shares	Distributor
Waterford Wedgwood Retail Limited	Barlaston, Stoke-on-Trent, England	100 Stg£1 ordinary shares	Retailer
Josiah Wedgwood & Sons (Exports) Limited	Barlaston, Stoke-on-Trent, England	499 Stg£1 ordinary shares	Exporter
Josiah Wedgwood (Malaysia) Sdn Bhd	Kuala Lumpur, Malaysia	2 Rml ordinary shares	Retailer
Waterford Wedgwood Trading Singapore Pte. Limited	Singapore	248 S$50,000 shares	Distributor
Waterford Wedgwood (Taiwan) Ltd	Taipei, Taiwan	13,600,000 NT$10 ordinary shares	Distributor
Wedgwood GmbH	Selb, Germany	1 €25,565 share	Sales Office
W/C Imports Inc.	California, U.S.A.	19,000 common shares of no par value	Linen distributor
All-Clad Switzerland GmbH	Switzerland	100 Chf 1,000 shares	Distributor
Spring USA Corporation	Delaware, U.S.A.	166 US$0.01 shares	Distributor
Cashs Mail Order Limited	Kilbarry, Waterford, Ireland	2 €1.269738 ordinary shares	Distributor
Finance
Statum Limited	Barlaston, Stoke-on-Trent, England	50,000 Stg£1 ordinary shares	Finance

Other
*Waterford Wedgwood U.K. plc	Barlaston, Stoke-on-Trent, England	181,601,769 Stg 25p ordinary shares 882,995,866 Stg 1p income shares	Subsidiary holding company
Wedgwood Limited	Barlaston, Stoke-on-Trent, England	46,195,052 Stg 25p ordinary shares	Subsidiary holding company
Waterford Wedgwood Inc.	Delaware, U.S.A.	430 shares of no par value	Subsidiary holding company
*†Waterford Glass Research and Development Limited	Kilbarry, Waterford, Ireland	2 €1.25 ordinary shares	Research and development
*†Dungarvan Crystal Limited	Kilbarry, Waterford, Ireland	100,000 €1.25 "A" ordinary shares 80,000 €12.50 "B" ordinary shares 20,000 €12.50 "C" ordinary shares	Dormant
*Waterford Wedgwood Employee Share Ownership Plan (Jersey) Limited	St. Helier, Jersey	9 Stg£1 ordinary shares	Trustee company
Waterford Wedgwood GmbH	Selb, Germany	1 €4,601,883 share	Subsidiary holding company
All-Clad Holdings Inc.	Canonsburg, U.S.A	6,250,000 US$0.01 ordinary shares	Subsidiary holding company
*Waterford Wedgwood Linens Inc.	Delaware, U.S.A.	1,000 US$0.01 common shares	Subsidiary holding company
Ashling Corporation	California, U.S.A	1,225,000 common shares of no par value	Subsidiary holding company

Immediate subsidiaries of Waterford Wedgwood plc are marked *. The other subsidiaries comprising the Group are included in the financial statements in accordance with Regulation 4 (1) (d) of the European Communities (Companies: Group Accounts) Regulations, 1992. With the exception of Rosenthal AG where the Group owns 89.8%, Ashling Corporation where the Group owns 86.5% and Spring USA Corporation where the Group owns 60% as at March 31, 2003, all subsidiary companies are 100 per cent owned.

All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited.

†
Companies covered by Section 17 guarantees (see note 25).

33.    Summary of differences between Irish GAAP and U.S. GAAP

      Our financial statements are prepared in accordance with Irish GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate principally to the following items and the necessary adjustments are shown in the table set out below.

(a)
Deferred taxation. Under Irish GAAP, for accounting periods ending up to December 31, 2000, no provision was made for deferred taxation liabilities if there was reasonable evidence that such liability would not be payable in the foreseeable future. No deferred taxation assets were recognized unless they were realizable beyond reasonable doubt. For accounting periods commencing after December 31, 2000, FRS 19 introduced a form of "full" provision for accounting for deferred tax (called "incremental liability" approach) that replaced the previous

  "partial" provision method. Prior periods have been restated to reflect this change in policy. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences. No deferred tax should be provided on permanent differences. The practical effect of this approach is that provisions for deferred tax are not recognized on revaluation of assets or fair value adjustments to assets on acquisition of a business, unless the entity has entered into a binding agreement to sell the revalued/fair valued assets and has recognized the expected gain or loss on sale at the balance sheet date. The FRS permits but does not require reporting entities to discount deferred tax assets and liabilities to reflect the time value of money. U.S. GAAP adopts an asset and liability approach that requires the recognition of deferred taxation assets and liabilities for the expected future taxation consequences of all events that have been recognized in our financial statements or taxation returns. In estimating future taxation consequences, generally all expected future events are considered, other than enactments of changes in the taxation law or rates. Valuation allowances are recorded to reduce deferred taxation assets where it is more likely than not that a deferred taxation benefit will not be realized.

(b)
Revaluation of properties. Under Irish GAAP, property values may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not generally permitted under U.S. GAAP.

(c)
Derivative financial instruments. We use forward currency contracts to hedge foreign exchange exposure on anticipated income and expenditure. Under Irish GAAP, these forward contracts are translated into Euro at the contract rate once the transaction giving rise to the currency exposure is recognized. However, for accounting periods ending up to December 31, 2001 under U.S. GAAP, unrealized gains and losses on all unexpired contracts were measured at each balance sheet date and included in the statement of income for the period then ended.

  For accounting periods commencing after December 31, 2001, changes in derivative fair values are either recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other shareholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is immediately recognized in earnings. All derivative instruments are included in the balance sheet at their fair value under U.S. GAAP.

(d)
Goodwill and intangible assets. Under Irish GAAP, for periods commencing prior to January 1, 1998, goodwill may be either written off immediately on completion of the acquisition against shareholders' equity or capitalized in the balance sheet and amortized through the statement of income on a systematic basis over its useful economic life. From January 1, 1998, goodwill must be capitalized and amortized through the statement of income on a systematic basis over its useful life, normally subject to a maximum write-off period of 20 years. We consider various factors in determining the appropriate amortization period for goodwill, including competitive, legal, regulatory and other factors. Under U.S. GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted; rather goodwill must be capitalized on the balance sheet and amortized, up until January 1, 2002, over the period of its expected useful life, subject to a maximum write-off period of 40 years, through the statement of income.

  From January 1, 2002, under SFAS 142, the amortization of goodwill and identifiable intangibles that have indefinite useful lives ceased. Intangible assets that have finite useful lives continue to be amortized over their useful lives.

  Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Within six months of the initial application of SFAS 142, management completed an impairment assessment and have concluded that there is no impairment of goodwill or identifiable intangible assets with indefinite lives. In addition we performed our annual testing for impairment in accordance with SFAS 142 as of March 31, 2003 and concluded that there was no impairment.

(e)
Pensions. Under Irish GAAP, the expected cost of providing pensions to employees is charged to the statement of income as incurred over the period of employment of pensionable employees, following triennial actuarial valuations of scheme assets and obligations. Any surplus or deficit of plan obligation over plan assets is amortized, in a systematic manner, to the statement of income, over the expected future service lives of the active employees. Under U.S. GAAP, any surplus or deficit is determined on an annual basis by reference to the market values of assets and any excess above a pre-determined level is amortized to the statement of income over the average remaining service lives of active employees.

  Under U.S. GAAP, an additional minimum liability is recognised and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognized in the balance sheet.

(f)
Dividends. Under Irish GAAP, dividends are recorded in the period to which they relate. Under U.S. GAAP, dividends are recorded in the period in which they are declared.

(g)
Exceptional items. Under Irish GAAP, we have presented as exceptional items certain items which are derived from events or transactions that fall within our ordinary activities but which we consider to be of an infrequent nature. Under U.S. GAAP, extraordinary items are events and transactions that are distinguishable by their unusual nature and by the infrequency of their occurrence. The underlying event or transaction should possess a high degree of abnormality, be of a type clearly unrelated to the ordinary and typical activities of the entity, and should not reasonably be expected to re-occur. If the underlying events and transactions do not meet these criteria, the effects of the transactions are included within operating income.

(h)
Stock based compensation expense. We operate a number of executive option and employee SAYE stock option schemes. The amounts payable under these schemes are determined on the basis of the market price of the shares at the time of grant of the options. However, as certain of the options do not vest until performance targets are achieved the number of shares that may be acquired is not fully determinable until after the date of grant. Under Irish GAAP our incentive and employee options do not result in charges against income.

  SFAS 123—Accounting for Stock Based Compensation encourages, but does not require, compensation expense for employee stock options to be measured on their fair value at the date of grant, determined using option valuation models. However, SFAS 123 does require certain disclosures as if we had adopted SFAS 123 as an alternative to full adoption of this standard. We have elected to continue to account for stock based employee compensation in accordance with

  APB 25 and related interpretations, and include the required disclosures in accordance with SFAS 123.

  Under U.S. GAAP, following the measurement principles of APB 25—Accounting for Stock Issued to Employees ("APB 25"), compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved, and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense is booked on a period by period basis to reflect the difference between the price payable to acquire the shares under option and the market price of the shares at the end of each accounting period until the final vesting date.

(i)
Unrealized gain/loss on marketable securities. Under Irish GAAP, fixed asset investments are stated at cost less provisions for permanent diminution in value. Under U.S. GAAP, SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, requires debt and equity securities with readily ascertainable market values to be adjusted to market value at the end of each period. Unrealized market value gains and losses are charged to earnings if the securities are traded for short term profit. Otherwise securities are classified as "available for sale" and unrealized gains and losses are reported as a separate component of other comprehensive income until realized. Declines in fair value below cost which are judged to be other than temporary are included in the consolidated statement of income even where such declines are not judged to be permanent.

  The amounts reported in the U.S. GAAP reconciliation as at and for the year ended December 31, 2001 have been restated. Previously, the Company recorded an impairment of an available-for-sale security in accordance with SFAS 115 as "temporary" in the U.S. GAAP reconciliation footnote. Accordingly, the amount that the cost basis of the investment exceeded the fair value, based on the quoted market price, was recorded as a direct reduction of equity under US GAAP. The Company has revised this treatment to reflect such impairment as "other-than-temporary" and to record the difference between the cost basis and fair value as an expense in the income statement. The impact of this change is to decrease net income by €15.0 million (€1.88p per share) as of and for the period ended December 31, 2001.

  While the company holds just over 20% of its available for sale security, it has not adopted equity accounting under Irish and U.S. GAAP in respect of this security as it does not have a seat on the Board or otherwise exercise significant influence over it.

  At December 31, 2000, December 31, 2001, March 31, 2002 and March 31, 2003, all securities covered by SFAS 115 were designated by management as available for sale. There were no sales of securities available for sale in 2000, 2001, the 3 months ended March 31, 2002 or the year ended March 31, 2003 in the statement of other comprehensive income.

(j)
Sale and leaseback of properties. Under Irish GAAP, income is recognized at the date of sale of an asset which is subject to a subsequent leaseback by way of operating lease. Under U.S. GAAP only the income which represents the excess above the net present value of the future minimum lease payments is recognized at the date of sale. The remaining gain is deferred and amortized over the life of the lease, in proportion to the gross lease rentals.

(k)
Vacation accrual. Under Irish GAAP, vacation costs of salaried employees are charged in the period they are paid. Under U.S. GAAP they are charged in the period they are earned.

(l)
Inventory valuation. During 2001, we made certain changes in our methodologies for applying transportation costs of inventory prior to sale, warehousing and other storage costs along with indirect costs relating to these activities. These changes have been reflected as a change in estimate under Irish GAAP. For U.S. GAAP purposes, we did not record this change as it is considered to be a change in accounting principle under U.S. GAAP.

Future Developments

        In 2000, the Accounting Standards Board issued FRS 17, Retirement Benefits ("FRS 17"). FRS 17, which is effective for accounting periods ending on or after June 22, 2001, introduces a completely different way for companies to account for pension costs. The changes principally affect defined benefit plans. The disclosure requirements under this new standard are substantial. However, measurement and recognition of pension costs and the pension surplus/liabilities in accordance with the provisions of the standard have been deferred. In contrast to the previous approach of smoothing the pension charge in the statement of income from year to year, FRS 17 approaches pension accounting from a balance sheet perspective. At each year end the pension plan assets should be measured at market value, the pension plan liabilities should be measured at a present value using a specified actuarial valuation method and discounted at a corporate bond rate, and the resulting surplus or deficit should be shown on the company's balance sheet. The FRS identifies several components of performance and specifies what should be reported in the Consolidated Statement of Income and what should be reported in the Statement of Comprehensive Income. Amounts reported as operating costs reflect an annual "current service cost" and are no longer reduced or increased by spreading forward surpluses or deficits. The expected return on plan assets less the notional interest cost on the plan liabilities should be included as other finance costs (or income) adjacent to interest. Actuarial gains and losses from year to year are to be recognized immediately in the Statement of Comprehensive Income.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for our fiscal year beginning April 1, 2003. We do not expect the adoption of this standard to have a material effect on our Consolidated Financial Statements.

        In July 2002, the FASB issued SFAS No. 146, "Accounting For Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require us to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)". There had been no such exit or disposal activities by March 31, 2003.

        In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123". This standard provides two additional transition methods and additional disclosures for companies selecting to adopt the fair value accounting provisions of SFAS 123, "Accounting for Stock- Based Compensation" but does not change the fair value measurement principles of SFAS 123. We have adopted the disclosed requirements of SFAS 148 but continue to follow APB 25 in accounting for stock based compensation plans.

        In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57, Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosures of Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS 5, which is being superceded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to us, on a prospective basis, to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of periods ending after December 15, 2002. We are still analysing the impact of the recognition requirements of FIN 45. All disclosures required for the current year have been included in this report. Based on current circumstances we do not expect this FIN to have a material effect on the results.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). Under that interpretation, certain entities known as "Variable Interest Entities" (VIEs) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. FIN 46 will be effective to us, on a prospective basis, to VIEs created or obtained after January 31, 2003. The disclosure requirements in this interpretation are effective for our financial statements ending March 31, 2004 for VIEs acquired before February 1, 2003. We are currently evaluating the impact of FIN 46 on our results of operations and financial position.

        In May 2003, the FASB issued Statement of Financial Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabiliites and Equities, or SFAS 150. SFAS 150 requires issuers to classify as liabilities, or assets in some circumstances, three classes of freestanding financial instruments that embody obligations of the issuer. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for interim periods beginning after June 15, 2003. For mandatory redeemable financial instruments of a nonpublic entity, both as defined by SFAS 150, the statement is effective for fiscal periods beginning after December 15, 2003. We do not anticipate any impact to our results of operations or financial position as a result of this new guidance.

        The Emerging Issues Task Force issued EITF 00-21, "Multiple Element Arrangements" effective for arrangements entered into in fiscal periods beginning after June 15, 2003. This guidance requires companies with deliverables that include multiple revenue generating activities to separately value the revenues related to each element of the process. We do not anticipate any impact to our results of operations or financial position as a result of this new EITF.

        Other recently issued accounting pronouncements will not have a material impact on our financial position or results of operations.

        In June 2002, the European Parliament and Council of the European Union issued a Regulation that requires, for each financial year starting on or after January 1, 2005, companies governed by the law of a Member State to prepare their consolidated accounts in conformity with the international accounting standards ("IAS") adopted in accordance with the procedure laid down in the Regulation if, at their balance sheet date, their securities are admitted to trading on a regulated market of any Member State. The period has been extended to 2007 in relation to EU companies that have listed debt securities only. The regulation permits the Governments of Member States to extend the use of IAS as they see fit. It is possible that a requirement to produce annual financial statements in accordance with IAS, as endorsed for use in the EU, could be applied to us in a similar timeframe. The consequence of such a regulation would be to fundamentally change the accounting framework under which we report.

        During 2002, the IASB proposed improvements to a number of its standards and the Accounting Standards Board ("ASB") in the U.K. instituted a convergence program whereby six of these standards when updated would be substituted for existing U.K./Irish standards.

        As part of the process in transitioning to IAS, among other things, the EU Council has adopted a Directive on fair values to allow for fair value accounting of certain financial instruments. This introduces a requirement for Member States to permit or require all or some classes of companies to value at fair value specified financial instruments, including derivative financial instruments and certain commodity contracts. Member States are required to bring the directive into force before January 1, 2004. After 2005, Irish listed companies will not be subject to the accounting provisions of the Irish Companies Acts 1963 to 2001 and all regulations to be construed as one with those Acts as they will comply with the IAS Regulation and will follow EU-adopted IAS. However, the directive when adopted into Irish law will enable other companies to follow standards based on IAS 39 and it will assist the ASB in their programme of converging U.K. and Irish accounting standards with IAS, including introducing rules requiring certain preference shares to be classified as liabilities and the use of split accounting for convertible debt as currently proposed as part of the convergence program.

        The International Accounting Standards Board published its first International Financial Reporting Standard—IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1") on June 19, 2003. IFRS 1 must be applied by any company that prepares its first IFRS financial statements for a period beginning on or after January 1, 2004, but it can be applied earlier. IFRS 1 replaces SIC-8, and provides guidance in difficult areas such as the use of hindsight and avoids the need to apply successive versions of other standards.

        The key principle is full retrospective application of all IFRSs in force at the closing balance sheet date for the first IFRS financial statements. There are six exemptions designed to relieve the burden of retrospective application and three mandatory exceptions where retrospective application is not permitted. Companies are faced with a challenging combination of retrospective application, optional exemptions and mandatory exceptions.

        Despite the exemptions, most companies will still be required to make significant changes to their existing policies to comply with some of the most complex areas of IFRS, including financial instruments, pensions, deferred tax, provisions, special purpose entities and employee share options. The demanding disclosure requirements of IFRSs may be very different to a company's existing disclosures and many companies will need to collect additional information.

Approximate effect on net income of differences between Irish GAAP and U.S. GAAP:

	Year ended December 31,				3 months ended March 31, 2002
							Year ended March 31, 2003
	2000		2001
			(restated)
	(in millions, except per share amounts)
	€		€		€		€
Net income/(loss) from continuing operations before taxes as reported in the consolidated statements of income under Irish GAAP	79.6		(43.3)		(16.0)		7.2
U.S. GAAP adjustments:
Derivative financial instruments	8.9		(2.2)		(0.8)		14.4
Goodwill amortization	(6.6)		(6.6)		1.8		6.3
Pensions	(5.2)		(9.2)		(2.6)		(3.1)
Stock based compensation expense	(3.1)		1.5		(0.2)		(0.1)
Revaluation realized on sale of properties	—		—		—		0.6
Available for sale securities	—		1.2		—		(5.5)
Sale and leaseback of property	—		(2.7)		—		0.1
Vacation accrual	—		—		(1.4)		(0.1)
Inventory valuation	—		(7.8)		—		(1.3)

Net income/(loss) before taxes under U.S. GAAP	73.6		(69.1)		(19.2)		18.5

Taxes on income/(loss) under Irish GAAP	(14.1)		1.1		0.2		(4.9)
U.S. GAAP adjustment for deferred taxes	(0.3)		(0.3)		(3.7)		(13.1)

Taxes on income under U.S. GAAP	(14.4)		0.8		(3.5)		(18.0)

Net income/(loss) after taxes	59.2		(68.3)		(22.7)		0.5

Minority interests under Irish GAAP	(0.8)		(0.4)		0.4		(0.5)
U.S. GAAP adjustments to minority interests	(0.5)		—		0.4		0.2

Minority interests under U.S. GAAP	(1.3)		(0.4)		0.8		(0.3)

Net income/(loss) under U.S. GAAP before cumulative effect of accounting change	57.9		(68.7)		(21.9)		0.2
Cumulative effect of adoption of FAS133	—		(2.3)		—		—

Net income/(loss) U.S. GAAP	57.9		(71.0)		(21.9)		0.2

Income/(loss) per ordinary share under U.S. GAAP before cumulative effect of accounting change	7.85	c	(9.17	c)	(2.89	c)	0.03	c
Cumulative effect of accounting change	—		(0.30	c)	—		—

Basic income/(loss) per ordinary share under U.S. GAAP after cumulative effect of accounting change	7.85	c	(9.47	c)	(2.89	c)	0.03	c

Diluted income/(loss) per ordinary share under U.S. GAAP	7.78	c	(9.47	c)	(2.89	c)	0.03	c

        The calculation of basic income per ordinary share is based on 762.8 million ordinary shares being the weighted average number of ordinary shares in issue during the year ended March 31, 2003

(3 months ended March 31, 2002: 758.1 million, years ended December 31, 2001: 749.2 million, 2000: 737.1 million) as given in note 12 on page F-28. In the year ended December 31, 2001, and the three months ended March 31, 2002 none of the options are dilutive as they would decrease the loss per share. The calculation of diluted income per ordinary share for the year ended March 31, 2003 is based on 763.1 million ordinary shares being the weighted average number of ordinary shares in issue during the year ended March 31, 2003, plus the number of ordinary shares deemed issued under the employee stock compensation plans described in note 39 on page F-71 (year ended December 31, 2000: 743.7 million ordinary shares).

        The audited U.S. GAAP adjustments for the year ended March 31, 2003, as shown above, have been revised from the unaudited U.S. GAAP adjustments previously published.

        Effective January 1, 2002, we prospectively adopted FAS 142 for U.S. GAAP reporting purposes which suspends the amortization of goodwill. To ensure comparability of the presentation of financial results to readers, this standard requires the presentation of earnings per common share for all periods to be adjusted for goodwill charges. Income per share adjusted for goodwill charges is calculated by adding back the goodwill charge to net income and dividing by the weighted average shares outstanding for all periods presented as follows:

	Year ended December 31,				3 months ended March 31, 2002
							Year ended March 31, 2003
	2000		2001
			(restated)
	(in millions, except per share amounts)
	€		€		€		€
Net income/(loss) under U.S. GAAP as originally reported	57.9		(71.0)		(21.9)		0.2
Goodwill amortization	12.5		13.2		—		—

Adjusted net income/(loss) under U.S. GAAP	70.4		(57.8)		(21.9)		0.2

Net income/(loss) per share under U.S. GAAP as originally reported	7.85	c	(9.47	c)	(2.89	c)	0.03	c

Adjusted net income/(loss) per share under U.S. GAAP	9.55	c	(7.72	c)	(2.89	c)	0.03	c

Diluted adjusted net income/(loss) per share under U.S. GAAP	9.47	c	(7.72	c)	(2.89	c)	0.03	c

Approximate cumulative effect on shareholders' equity of differences between Irish GAAP and U.S. GAAP:

	December 31,
			March 31, 2002	March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Shareholders' equity as reported in the consolidated balance sheet	304.5	253.3	240.0	199.8
U.S. GAAP adjustments:
Goodwill	143.3	137.1	139.1	141.9
Derivative financial instruments	(12.7)	(17.2)	(18.0)	(3.6)
Property revaluations—cost	7.6	7.1	13.6	2.4
—aggregate depreciation	(20.2)	(17.0)	(16.6)	(14.6)
Deferred taxes	22.7	21.8	18.2	4.4
Deferred taxes—valuation allowance	(0.6)	—	—	(0.3)
Pensions	(2.7)	(20.2)	(21.8)	(99.6)
Capital grants deferred	(0.1)	—	—	—
Dividends	17.8	18.2	18.3	9.3
Minority interests	(1.8)	(1.8)	(1.4)	0.4
Stock-based compensation expense	(3.1)	(1.7)	(1.9)	(1.1)
Unrealized gain/(loss) on marketable securities	(4.4)	1.2	(0.7)	(5.5)
Sale and leaseback of property	—	(2.7)	(2.7)	(2.6)
Vacation accrual	—	—	(1.4)	(1.5)
Inventory valuation	—	(7.8)	(7.8)	(8.5)

Shareholders' equity under U.S. GAAP	450.3	370.3	356.9	220.9

Approximate cumulative effect on the consolidated balance sheets at December 31, 2001, March 31, 2002 and March 31, 2003 of differences between Irish GAAP and U.S. GAAP:

	December 31, 2001			March 31, 2002			March 31, 2003
	Irish GAAP	U.S. GAAP adjust- ments	U.S. GAAP	Irish GAAP	U.S. GAAP adjust- ments	U.S. GAAP	Irish GAAP	U.S. GAAP adjust- ments	U.S. GAAP
		(restated)
	(in millions)
	€	€	€	€	€	€	€	€	€
Cash and short term deposits	119.6	—	119.6	88.1	—	88.1	84.0	—	84.0
Accounts receivable and prepayments	180.9	(27.8)	153.1	182.0	(31.9)	150.1	159.3	(37.5)	121.8
Inventories	296.9	(7.8)	289.1	300.0	(7.8)	292.2	291.3	(8.5)	282.8

	597.4	(35.6)	561.8	570.1	(39.7)	530.4	534.6	(46.0)	488.6
Goodwill and intangible assets	123.4	137.1	260.5	123.5	139.1	262.6	115.8	141.9	257.7
Property, plant and equipment	264.6	(9.9)	254.7	261.2	(3.0)	258.2	209.5	(12.2)	197.3
Other assets	8.1	36.5	44.6	9.1	31.4	40.5	14.9	37.2	52.1

Total assets	993.5	128.1	1,121.6	963.9	127.8	1,091.7	874.8	120.9	995.7

Short term borrowings	29.8	—	29.8	20.3	—	20.3	16.3	—	16.3
Accounts payable, accruals, provisions	189.0	27.5	216.5	177.0	27.8	204.8	173.7	109.5	283.2
Taxes payable	7.4	—	7.4	8.9	—	8.9	9.6	—	9.6
Dividends proposed	18.2	(18.2)	—	18.3	(18.3)	—	9.3	(9.3)	—

Total current liabilities	244.4	9.3	253.7	224.5	9.5	234.0	208.9	100.2	309.1
Long term debt	453.8	—	453.8	458.0	—	458.0	424.4	—	424.4
Other liabilities	38.2	—	38.2	38.0	—	38.0	37.5	—	37.5
Minority equity interests	3.8	1.8	5.6	3.4	1.4	4.8	4.2	(0.4)	3.8

Total liabilities and minority interests	740.2	11.1	751.3	723.9	10.9	734.8	675.0	99.8	774.8
Shareholders' equity interests	253.3	117.0	370.3	240.0	116.9	356.9	199.8	21.1	220.9

	993.5	128.1	1,121.6	963.9	127.8	1,091.7	874.8	120.9	995.7

        The principal adjustments to the balance sheet at March 31, 2003 reflecting U.S. GAAP adjustments described at the beginning of this note are to decrease accounts receivable for unrealized losses from hedging transactions by €3.6 million, to reduce property, plant and equipment for property revaluation surplus by €12.2 million, to increase accruals by €104.3 million and reduce accounts receivable and prepayments by €21.1 million for accrued pension costs, to increase other assets by €25.8 million for the FAS87 intangible asset, to reclassify goodwill of €141.9 million as an asset rather than as an offset to shareholders' equity and to decrease other assets to reflect the unrealized loss on marketable securities of €5.5 million. Stock-based compensation expenses increase accruals by €1.1 million. Adjustments to reflect the sale and leaseback of property increase accruals by €2.6 million and to account for vacation accruals increase accounts payable accruals and provisions by €1.5 million. Inventories are reduced by €8.5 million to reflect differences in valuation methodology.

        The U.S. GAAP balance sheets at March 31, 2002 and December 31, 2001 reflected similar adjustments where appropriate.

        Included in the U.S. GAAP adjustments is a reclassification of the non-current portion of the deferred tax asset included in accounts receivable and prepayments under Irish GAAP and reclassified to other assets under U.S. GAAP.

34.    Pensions under U.S. GAAP

        The following aggregated information in relation to our principal defined benefit pension plans is prepared and disclosed in accordance with SFAS 87 "Employers Accounting for Pensions" and SFAS 132 "Employers Disclosures about Pensions and other Post-retirement Benefits", based on annual actuarial valuations. Descriptions of the principal plans and defined contribution arrangements can be found in note 24 on page F-44. All defined benefit pension plans are outside the United States.

	Year ended December 31, 2001	3 months ended March 31, 2002	Year ended March 31, 2003
	(in millions)
	€	€	€
Change in benefit obligation
Benefit obligation at beginning of the period	506.6	512.9	511.7
Service cost	11.7	2.5	9.8
Interest cost	28.3	7.5	29.4
Plan participants' contributions	2.9	0.9	4.2
Actuarial (gain)/loss	(20.4)	(9.4)	12.3
Benefits paid	(20.7)	(5.0)	(22.2)
Foreign exchange movements	4.5	2.3	(31.9)

Benefit obligation at end of the period	512.9	511.7	513.3

Change in plan assets
Fair value of plan assets at beginning of the period	473.5	419.4	423.3
Actual return on plan assets	(52.1)	2.2	(76.6)
Employer's contributions	9.7	3.7	13.4
Plan participants' contributions	2.9	0.9	4.2
Benefits paid	(20.7)	(5.0)	(22.2)
Foreign exchange movements	4.8	2.1	(27.0)
Age related rebates	1.3	—	1.2

Fair value of plan assets at end of the period	419.4	423.3	316.3

Funded status
Net deficit of fund assets over liabilities	(93.5)	(88.4)	(197.0)
Unrecognized liability at transition	13.2	12.7	10.8
Unrecognized prior service cost	17.2	17.6	15.0
Unrecognized net actuarial loss	43.4	38.1	146.3

	(19.7)	(20.0)	(24.9)

Prepaid benefit costs	22.5	22.9	—
Accrued benefit liabilities	(52.2)	(51.8)	(132.9)
Intangible asset	1.7	1.7	25.8
Other comprehensive income	8.3	7.2	82.2

	(19.7)	(20.0)	(24.9)

        Under U.S. GAAP, an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognized in the balance sheet.

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	€	€	€	€
Components of net periodic pension cost
Service cost	10.6	11.7	2.5	9.8
Interest cost	28.0	28.3	7.5	29.4
Expected return on plan assets	(32.8)	(29.8)	(6.8)	(27.2)
Amortization of net transition liability	1.7	1.8	0.4	1.8
Amortization of prior service cost	1.9	1.9	0.5	2.1
Amortization of net actuarial (gain)/loss	(2.4)	0.4	—	—

	7.0	14.3	4.1	15.9

The weighted average assumptions used to calculate the pension costs were as follows:
Discount rate	6.03%	5.70%	6.03%	5.99%
Expected return on plan assets	6.64%	6.32%	6.65%	6.65%
Rate of compensation increases	4.08%	3.74%	3.87%	3.78%

        Plan assets comprise mainly common stocks, government bonds and cash. They do not include any holdings in the common stock of the Company.

        For plans where the benefit obligations exceed plan assets, the aggregate benefit obligations as at March 31, 2003 were €513.1 million, (March 31, 2002: €511.7 million, December 31, 2001: €512.9 million) and the aggregate plan assets were €316.3 million (March 31, 2002: €423.3 million, December 31, 2001: €419.4 million).

35.    Goodwill and identifiable intangible assets under U.S. GAAP

        Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Upon adoption of SFAS 142, management completed an impairment assessment and concluded that there is no impairment of goodwill or identifiable intangibles with indefinite lives.

        An analysis of goodwill by reporting segment is given below:

	Crystal	Ceramics	Premium cookware	Other products	Total
	(in millions)
		€	€	€	€
As at January 1, 2002	—	158.7	89.4	10.1	258.2
Currency retranslation	—	0.4	1.7	—	2.1
As at March 31, 2002	—	159.1	91.1	10.1	260.3
Currency retranslation	—	(5.2)	(16.5)	—	(21.7)

As at March 31, 2003	—	153.9	74.6	10.1	238.6

        An analysis of identifiable intangible assets is given below:

	Acquired brands	Mailing lists	Total
	(in millions)
	€	€	€
As at January 1, 2002	2.3	—	2.3
Currency retranslation	—	—	—
Amortization expense	—	—	—

As at March 31, 2002	2.3	—	2.3
Currency retranslation	—	—	—
Amortization expense	(0.5)	(0.1)	(0.6)
Acquired intangibles	15.9	1.5	17.4

As at March 31, 2003	17.7	1.4	19.1

        Amortization expense on the mailing list and other identifiable assets subject to amortization is expected to be €1.2 million for each of the next four years and €1.1 million for the fifth year.

36.    Deferred taxes under U.S. GAAP

        The following disclosure of deferred taxes recognized in the summarized consolidated balance sheet prepared in accordance with U.S. GAAP is presented in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes ("FAS 109").

	December 31, 2001
	Asset	Valuation allowance	Liability	Net asset/ (liability)
	(in millions)
	€	€	€	€
Re timing differences in respect of:
Accelerated capital allowances	2.4	—	(16.9)	(14.5)
Tax losses carried forward	51.6	(11.5)	—	40.1
Restructuring provisions and other deferred deductions	24.3	—	(13.6)	10.7

	78.3	(11.5)	(30.5)	36.3

Included in the U.S. GAAP balance sheet as:
Current asset				1.0
Non current asset				35.3

				36.3

	March 31, 2002				March 31, 2003
	Asset	Valuation allowance	Liability	Net asset/ (liability)	Asset	Valuation allowance	Liability	Net asset/ (liability)
	(in millions)
	€	€	€	€	€	€	€	€
Re timing differences in respect of:
Accelerated capital allowances	2.5	—	(16.8)	(14.3)	0.6	—	(14.8)	(14.2)
Tax losses carried forward	55.5	(19.3)	—	36.2	55.3	(31.6)	—	23.7
Restructuring provisions and other deferred deductions	32.1	—	(20.9)	11.2	25.0	—	(16.6)	8.4

	90.1	(19.3)	(37.7)	33.1	80.9	(31.6)	(31.4)	17.9

Included in the U.S. GAAP balance sheet as:
Current asset				1.0				1.0
Non current asset				32.1				16.9

				33.1				17.9

        The valuation allowance in respect of the recognition of tax losses carried forward increased by €12.3 million during the year ended March 31, 2003.

        No provision for deferred taxes is made for any additional taxation which might arise should the retained reserves of certain overseas subsidiary companies be distributed.

37.    Derivative financial instruments

        (a)   Accounting policies for derivative financial instruments

        It is our policy to protect income and expenditure, from the impact of exchange rate fluctuations where appropriate, by means of forward currency contracts entered into to fix the exchange rates applicable to estimated future currency revenues and payables and repayment of long term currency borrowings.

        A significant portion of our sales revenue is received in currency other than Euro and as such we are subject to currency exposure. We seek to limit this exposure by entering into forward contracts with maturity dates of up to 3 years ahead.

        Under Irish GAAP income or losses arising on these contracts are recognized in the statement of income on maturity of the underlying hedge transaction and are classified in a manner consistent with the underlying nature of the hedged transaction. Under U.S. GAAP for accounting periods commencing prior to January 1, 2002 unrealized gains and losses on all forward contracts hedging revenues and payables yet to expire are measured at the balance sheet date, net of the related discounts and premiums inherent in those contracts, and are included in the statement of income through cost of sales and other operating income respectively, for the period then ended.

        Effective January 1, 2001, we adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as amended by SFAS 137, 138 and 149 and as interpreted by the Derivatives Implementation Group, for the purpose of presenting U.S. GAAP financial information.

        SFAS 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. We use various derivative instruments, which are designated and documented as cash flow hedges, to hedge anticipated foreign currency receipts. These contracts provide economic hedging to us, however, they do not qualify as hedges for accounting purposes under SFAS 133, and therefore are valued at the current forward rate at each period end with gains and losses recorded in the statement of income.

        The cumulative effect of the adoption of FAS 133 at January 1, 2001 was to reduce net income before taxes under US GAAP by approximately €2.3 million. Application of FAS 133 to the calculation of US GAAP financial information results in the recording of pre-tax income of €14.4 million for the year ended March 31, 2003 (3 months ended March 31, 2002: loss of €0.8m; year ended December 31, 2001: loss of €4.5m).

        We do not enter into derivative agreements for trading or other speculative purposes. Income and losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure are taken to the income statement immediately.

        (b)   The carrying amounts and estimated fair values of our material financial instruments were as follows:

	December 31, 2001			March 31, 2002			March 31, 2003
	Gross contract amount	U.S. GAAP Carrying amount	Fair value	Gross contract amount	U.S. GAAP Carrying amount	Fair value	Gross contract amount	U.S. GAAP Carrying amount	Fair value
	(in millions)
	€	€	€	€	€	€	€	€	€
Cash and deposits	n/a	119.6	119.6	n/a	88.1	88.1	n/a	84.0	84.0
Long term debt	n/a	453.8	448.4	n/a	458.0	455.2	n/a	424.4	429.8
Foreign currency contracts	309.8	(12.7)	(12.7)	341.2	(17.1)	(17.1)	104.4	(1.2)	(1.2)
Interest rate instruments	—	(1.7)	(1.7)	—	(0.9)	(0.9)	—	(2.4)	(2.4)

        The fair values of our forward contracts set out above are estimated using the contract rates prevailing at December 31, 2001, March 31, 2002 and March 31, 2003 respectively.

        The carrying amount of cash and deposits reported in the balance sheet approximates fair value due to the short maturity of these instruments. The difference between book value and fair value of long term debt is primarily due to current interest rates being lower than those prevailing when the borrowings were made. Financial instruments included within current assets and liabilities (excluding cash and borrowings) are generally short term in nature and accordingly their fair values approximate their book values.

        If the derivative financial instruments were considered separately from anticipated underlying future revenues and interest expense we would be subject to market risk from fluctuations in currency and interest rates. We only enter into derivative financial instruments to hedge the risks described above. Therefore, there is market risk only to the extent that actual future foreign currency cash flows and interest expense differ from anticipated amounts and the only credit risk arises from the potential non-performance by counter-parties. The amount of the credit risk is restricted to the hedging gain and not the principal amount hedged. We do not anticipate non-performance as the counterparties are all licensed banks.

38.    Concentration of credit risk

        Our potential concentrations of credit risk consist principally of short term cash investments and trade receivables. We only deposit short term cash surpluses with high credit quality banks and institutions, and, as a matter of policy, we limit the amount of credit exposure to any one bank or institution in respect of short term cash balances. Trade receivables comprise a large, widespread customer base in the industry where we are engaged in manufacturing, wholesaling and retailing a wide range of ceramic and crystal tableware, giftware, kitchenware and cookware. At March 31, 2003, we did not consider there to be any significant concentrations of credit risk.

39.    Stock compensation plans

        We operate a number of employee stock option schemes. Participation is by invitation and grants are usually made annually. Options are issued at the market price at the date of the grant without any discount, calculated in accordance with the rules of the Schemes, and are normally exercisable between three and ten years from the date of grant. Under the rules of the current scheme, options only become exercisable on the achievement of predetermined performance criteria.

        Eligible employees may also participate in the SAYE stock option scheme. Under this scheme, employees may enter into contracts to save up to Stg£250 per month and, at the expiry of a fixed term of three, five or seven years, have the option to use these savings to acquire our ordinary shares at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options were granted, making this a compensatory scheme for U.S. GAAP purposes.

        A total of 38,781,602 ordinary shares have been made available to grant share options to executives. A further 38,781,602 ordinary shares have been made available to grant shares to employees under all employee share schemes including the SAYE stock option scheme.

        We have elected to follow APB 25 in accounting for stock based compensation plans. Had a fair value basis of accounting for stock based compensation been applied, as outlined in FAS 123, based on fair values at the grant dates, pro forma net income and pro forma income per share under U.S. GAAP would have been determined as follows:

Based on fair values at the grant dates, pro forma net income and pro forma income per share under U.S. GAAP.

	Year ended December 31,				3 months ended March 31, 2002
							Year ended March 31, 2003
	2000		2001
			(restated)
	(in millions, except per share amounts)
	€		€		€		€
Net income/(loss) under U.S. GAAP	57.9		(71.0)		(21.9)		0.2
Stock based compensation fair value adjustment	1.6		(3.6)		(0.6)		(2.1)

Pro forma net income/(loss) under U.S. GAAP after crediting/(charging) stock based compensation fair value adjustment	59.5		(74.6)		(22.5)		(1.9)

Pro forma basic income/(loss) per share after stock based compensation fair value adjustment	8.07	c	(9.96	c)	(2.97	c)	(0.25	c)

Pro forma diluted income/(loss) per share after stock based compensation fair value adjustment*	8.00	c	(9.96	c)	(2.97	c)	(0.25	c)

*
In the year ended March 31, 2003, the three months ended March 31, 2002 and the year ended December 31, 2001 none of the options are dilutive as they would decrease the loss per share.

        The weighted number of shares in issue used in the above table is given in note 12 on page F-28.

        The following table summarizes the number of options outstanding and weighted-average exercise price under our employee stock option schemes:

	Year ended December 31,
					3 months ended March 31, 2002
			2001				Year ended March 31, 2003
	2000
				Weighted average exercise price		Weighted average exercise price
	Number	Weighted- average exercise price	Number		Number		Number	Weighted- average exercise price
		€		€		€		€
Outstanding at beginning of period	20,167,000	1.16	26,106,000	1.08	29,362,000	1.06	29,195,000	1.06
Granted in the period	8,288,000	0.97	8,600,000	0.98	—	—	750,000	0.65
Exercised in the period	(1,552,000)	0.85	(1,105,000)	0.81	—	—	(50,000)	0.40
Lapsed in the period	(797,000)	1.15	(4,239,000)	1.18	(167,000)	1.00	(3,269,000)	1.16

Outstanding at end of period	26,106,000	1.08	29,362,000	1.06	29,195,000	1.06	26,626,000	1.01

        The following table summarizes information about the above stock options outstanding at March 31, 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at 3/31/03	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable at 3/31/03	Weighted- average exercise price
	€		€		€
40c - 70c	3,500,000	8.6	0.65	40,000	0.60
71c - 90c	150,000	5.5	0.82	150,000	0.82
91c - 110c	12,106,000	6.5	0.96	11,556,000	0.96
111c - 130c	9,695,000	5.8	1.14	4,740,000	1.12
131c - 160c	1,175,000	4.5	1.52	1,175,000	1.52

	26,626,000	6.4	1.01	17,661,000	1.04

        The following summarizes the number of options outstanding and weighted-average exercise price under our SAYE stock option schemes as at:

	December 31, 2000		December 31, 2001
	Number	Weighted- average exercise price	Number	Weighted- average exercise price
		€		€
Outstanding at beginning of year	6,844,250	0.73	10,446,625	0.91
Granted in the year	5,257,342	0.98	8,630,565	0.53
Exercised in the year	(512,899)	0.73	(947,594)	0.91
Lapsed in the year	(1,142,068)	0.98	(2,739,502)	0.87

Outstanding at end of year	10,446,625	0.91	15,390,094	0.57

        The following summarizes the number of options outstanding and weighted-average exercise price under our SAYE stock option schemes as at:

	March 31, 2002		March 31, 2003
	Number	Weighted average exercise price	Number	Weighted- average exercise price
		€		€
Outstanding at beginning of period	15,390,094	0.57	14,468,054	0.56
Granted in the period	—	—	6,591,257	0.32
Exercised in the period	(142,086)	0.71	(58,000)	0.64
Lapsed in the period	(779,954)	0.86	(3,405,673)	0.74

Outstanding at end of period	14,468,054	0.56	17,595,638	0.40

        The following table summarizes information about the SAYE stock options outstanding:

	March 31, 2002		March 31, 2003
Exercise price	Number outstanding	Weighted- average remaining contractual life	Number outstanding	Weighted- average remaining contractual life
		(years)		(years)
66.0c	72,000	—	—	—
Stg43.5p	96,768	—	—	—
Stg49.0p	19,098	—	—	—
81.3c	162,239	—	—	—
Stg51.5p	941,504	0.6	33,840	0.3
Stg51.5p	17,296	0.6	—	—
Stg61.0p	2,242,559	1.6	1,796,714	0.7
Stg61.0p	995,572	1.6	921,034	0.7
Stg62.0p	51,791	—	—	—
102.8c	1,047,373	1.6	897,497	0.7
104.8c	226,592	0.6	22,776	0.3
108.0c	19,953	1.6	15,101	0.7
Stg33.0p	5,209,008	2.7	4,417,984	1.8
Stg33.0p	1,379,383	2.7	1,287,271	1.8
54.0c	1,970,253	2.7	1,681,605	1.8
61.5c	16,665	2.7	6,864	1.8
Stg23.5p	—	—	828,371	2.8
37.0c	—	—	1,946,900	2.8
Stg23.5p	—	—	3,739,681	2.8

	14,468,054	2.2	17,595,638	1.3

        During the year ended March 31, 2003, 750,000 options (year ended December 31, 2001: 8,600,000 options, 2000: 8,288,000 options) were granted under employee stock option schemes. The weighted-

average fair value of these options was estimated using the Black-Scholes option pricing model to be €0.19 (2001: €0.31, 2000: €0.30).

        6,591,257 SAYE stock options were granted during the year ended March 31, 2003 (year ended December 31, 2001: 8,630,565, 2000: 5,257,342). The weighted-average fair value of these options was estimated using the Black-Scholes option pricing model to be €0.13 (2001: €0.28, 2000: €0.42).

        The significant weighted-average assumptions used to estimate the fair value of the options granted were as follows:

	Year ended
	December 31, 2000		December 31, 2001		March 31, 2003
	Employee stock option scheme	SAYE	Employee stock option scheme	SAYE	Employee stock option scheme	SAYE
Risk free interest rate	5.25%	5.10%	4.42%	4.41%	4.12%	3.86%
Expected life	7 years	5.5 years	7 years	5.5 years	7.5 years	3.25 years
Expected volatility	30.15%	29.68%	36.73%	39.44%	45.00%	45.00%
Dividend yield	2.83%	2.15%	3.42%	4.18%	8.5%	8.5%

40.    Prior period reclassifications

        Certain prior period amounts have been reclassified to reflect current year presentation.

41.    Subsequent events

        Subsequent to March 31, 2003, we announced the restructuring of our earthenware manufacturing operations. It has been decided to relocate Johnson Brothers' production to dedicated outsourced plants in Asia. This action will entail the closure of two factories in Stoke-on-Trent and the loss of 1,058 jobs. Wedgwood branded earthenware will transfer to Wedgwood's existing factory at Barlaston, Stoke-on-Trent. This action will achieve further significant economies and will preserve 275 jobs in England.

42.    Approval of consolidated financial statements

        The Directors approved the consolidated financial statements on June 4, 2003.

43.    Unaudited subsequent event – funding position

        Our financial condition has been adversely affected in recent years, principally as a result of the fall in demand for luxury lifestyle products, due to the continued worldwide economic downturn, the terrorist attacks in the United States on September 11, 2001 and the geopolitical instability and armed conflict which have followed. As a result we have sought and obtained waivers until November 28, 2003 (in the case of the revolving credit facility) and November 30, 2003 (in the case of the private placement notes) of certain of our financial covenants under our syndicated multi-currency revolving credit facility (as of the June 30, 2003 semi-annual measurement date and those that are tested between that date and November 30, 2003) and our U.S.$95 million private placement notes (as of the June 30, 2003 and September 30, 2003 quarterly measurement dates and those that are tested between that date and November 30, 2003). Under the waiver for our multi-currency revolving credit facility, we have agreed to principal terms of an amended three year secured revolving credit facility to be entered into by November 28, 2003. Under the waiver for our private placement notes, we have agreed to certain terms of an amended note purchase agreement for the private placement notes to be entered into by November 30, 2003. Although we have agreed to such terms with the banks and the noteholders, there can be no assurances that we will be able to negotiate and enter into an amended revolving credit facility and note purchase agreement prior to the expiration of such waivers.

        Further, Rosenthal AG, one of our subsidiaries, has sought and obtained a waiver of the testing of certain of its financial covenants, and an agreement to extend the maturity, in respect of approximatly €10.0 million outstanding under its syndicated term loan facility until November 30, 2003, unless earlier terminated under the terms of the waiver. Although we intend to seek to refinance this indebtedness, no assurance can be given that we will achieve such refinancing before the expiration of this extension.

        These waivers contain certain conditions on, and agreements by, us (including the requirement that we provide security for such creditors).

WATERFORD WEDGWOOD plc and Subsidiaries

Report of Independent Auditors on Financial Statement Schedule

To the Board of Directors and Members of Waterford Wedgwood plc.

        Our examinations of the consolidated financial statements referred to in our report dated June 4, 2003, appearing on page F-2 of the 2003 Annual Report on Form 20-F, also included an examination of the financial statement schedule on page F-78 listed in Item 17 of this Form 20-F. In our opinion, this financial statement schedule presents fairly the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin, Republic of Ireland
June 4, 2003

WATERFORD WEDGWOOD plc and Subsidiaries

Summarized Consolidated Financial Data of Waterford Wedgwood U.K. plc

	Year ended December 31,		3 months ended March 31, 2002
				Year ended March 31, 2003
	2000	2001
	(in millions)
	£	£	£	£
Consolidated statements of income data
Net sales	539.0	506.1	98.6	456.1
Gross profit	220.2	196.4	41.3	182.4
Net income/(loss)	3.8	(27.6)	(7.3)	(22.9)
Consolidated balance sheet data
Current assets	322.2	330.5	311.3	303.3
Non-current assets	147.5	131.7	129.8	119.0
Current liabilities	258.0	260.5	247.8	268.6
Non-current liabilities	144.1	168.6	167.9	157.8
Share capital, reserves and minority interests	67.6	33.1	25.4	(4.1)

(1)
The summarized consolidated financial data of Waterford Wedgwood U.K. plc, a company registered in England, are presented in pounds sterling. Waterford Wedgwood plc is the beneficial owner of 100% of the ordinary share capital of Waterford Wedgwood U.K. plc. The above data has been prepared on a basis consistent with our accounting policies (see note 2 to our consolidated financial statements) except that, as provided under English Company law, merger relief has been applied under which the cost of investment in Wedgwood Limited is recorded as the par value of the shares issued as part of the acquisition. Details of the principal differences between Irish GAAP (similar to U.K. GAAP) and U.S. GAAP are set out in note 33 to our consolidated financial statements.

(2)
The surplus of Waterford Wedgwood U.K. plc available for dividends at March 31, 2003 was Stg£78.0 million (March 31, 2002: Stg£84.9 million; December 31, 2001: Stg£85.9 million; December 31, 2000: Stg£64.4 million).

QuickLinks

TABLE OF CONTENTS
SIGNATURES
WATERFORD WEDGWOOD plc and Subsidiaries Index to Consolidated Financial Statements Year ended March 31, 2003
WATERFORD WEDGWOOD plc and Subsidiaries Report of Independent Auditors
WATERFORD WEDGWOOD plc and Subsidiaries Consolidated Statement of Income
WATERFORD WEDGWOOD plc and Subsidiaries Consolidated Balance Sheet
WATERFORD WEDGWOOD plc and Subsidiaries Consolidated Statement of Cash Flows
WATERFORD WEDGWOOD plc and Subsidiaries Statement of Comprehensive Income
Note of Historical Cost Profits and Losses
Reconciliation of Movement in Shareholders' Equity
WATERFORD WEDGWOOD plc and Subsidiaries Consolidated Statement of Changes in Shareholders' Equity
WATERFORD WEDGWOOD plc and Subsidiaries Notes to the Consolidated Financial Statements
WATERFORD WEDGWOOD plc and Subsidiaries Report of Independent Auditors on Financial Statement Schedule
WATERFORD WEDGWOOD plc and Subsidiaries Summarized Consolidated Financial Data of Waterford Wedgwood U.K. plc