Form 20-F
period 2004-03-31
WATERFORD WEDGWOOD PLC
filed 2004-09-30
CIK 793586

QuickLinks -- Click here to rapidly navigate through this document

WATERFORD WEDGWOOD plc
WATERFORD WEDGWOOD UK plc

Annual Report on Form 20-F
in respect of the year ended
March 31, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2004
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 0-14624

Waterford Wedgwood plc	Waterford Wedgwood UK plc
(exact name of Registrants as specified in their charters)
REPUBLIC OF IRELAND	ENGLAND AND WALES
(jurisdictions of incorporation or organization)
KILBARRY, WATERFORD REPUBLIC OF IRELAND	BARLASTON, STOKE-ON-TRENT ENGLAND ST12 9ES
(addresses of principal executive offices) SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF ACT:
Waterford Wedgwood stock units ("stock units") each consisting of one ordinary share of Waterford Wedgwood plc of €0.06 each ("ordinary share") and one income share of Waterford Wedgwood UK plc
("WW UK") of £0.01 each ("income share") represented by American Depository Shares ("ADSs") quoted on the NASDAQ National Market System, each ADS representing ten stock units

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of Waterford Wedgwood plc of €0.06 each (par value)	996,987,229
WW UK income shares of £0.01 each (par value)	1,096,635,985
WW UK ordinary shares of £0.25 each (par value)	181,601,769
ADS of Waterford Wedgwood plc	1,157,910

        Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

        Indicate by check mark which financial statement item the registrants have elected to follow:

Item 17  ☒        Item 18  ☐

Item 6	Directors, Senior Management and Employees	76
	Directors and Senior Management	76
	Board/Management Changes	79
	Board Practices	80
	Board Committees	80
	Employees	81
	Options to Purchase Securities from Registrants or Subsidiaries	82
	Directors' and Secretary's Interests	86
Item 7	Major Shareholders and Related Party Transactions	89
	Interest of Management in Certain Transactions	90
Item 8	Financial Information	91
	Consolidated Statements and Other Financial Information	91
	Legal Proceedings	91
	Dividends	91
	Significant Changes	92
Item 9	The Offer and Listing	92
	Price History	92
Item 10	Additional Information	95
	Memorandum & Articles of Association—Waterford Wedgwood plc and Waterford Wedgwood UK plc	95
	Material Contracts	95
	Exchange Controls and Other Limitations Affecting Security Holders	95
	Taxation	95
Item 11	Quantitative and Qualitative Disclosures about Market Risk	100
Item 12	Description of Securities other than Equity Securities	104
PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	104
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	104
Item 15	Controls and Procedures	104
Item 16A	Audit Committee Financial Expert	105
Item 16B	Code of Ethics	105
Item 16C	Principal Accountant Fees and Services	105
PART III
Item 17	Financial Statements	106
Item 18	Financial Statements	106
Item 19	Exhibits	106

PART I

Introduction

General

        The Consolidated Financial Statements of Waterford Wedgwood plc (the "Company") and its subsidiaries (together the "Group"), which form part of this annual report, are prepared in euro ("€"). References to "US dollars" or "$" are to United States dollars, references to "IR£" are to Irish pounds, the former currency of the Republic of Ireland prior to March 1, 2002; "¥" and "yen" means the currency of Japan and references to "£" are to UK pounds sterling. References to "€" are to the euro, the currency of the European Monetary Union, which, as from March 1, 2002 is the exclusive currency in the twelve nations of the eurozone, including the Republic of Ireland. References to "we", "us", "our", and other similar terms refer to the Group, unless the context otherwise requires. Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). The principal differences between Irish GAAP and US GAAP that are relevant to us are explained in note 32 to the Consolidated Financial Statements.

        The Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2004 was €1.00 = $1.23. On September 24, 2004, the Noon Buying Rate was €1.00 = $1.23. For further information on exchange rates between the euro and the US dollar, see "Item 3—Key Information—Exchange Rates" and the discussion in "Item 5—Operating and Financial Review and Prospects—Principal Factors that Affect Our Results of Operations and Financial Condition—Exchange rate fluctuations" and "—Results of Operations".

        Unless the content indicates otherwise, the term "Crystal" refers to our Crystal business and Crystal products sold under the Waterford® crystal, John Rocha at Waterford® crystal, Marquis® by Waterford, Stuart® crystal, Jasper Conran at Stuart™ crystal, Wedgwood®, Rosenthal®, Versace, and Bvlgari brands. The term "Ceramic" refers to our Ceramic business and Ceramic products sold under the Wedgwood®, Rosenthal® and Waterford® Fine China brands. The term "Premium cookware" refers to our Premium cookware products sold under the All-Clad® and Spring™ brands. The term "Other products" refers to linens distributed by W-C Designs, Waterford products sold under licensing arrangements, Rosenthal furniture and Wedgwood gourmet foods, jewelry, linens, cutlery and other non-crystal, non-ceramic and non-cookware products.

        The term "Waterford Crystal" refers to our Crystal operations and products sold under the Waterford® crystal, John Rocha at Waterford® crystal, Marquis® by Waterford, Stuart® crystal and Jasper Conran at Stuart™ crystal brands. The term "Rosenthal" refers to the Rosenthal AG Group of companies and their respective operations and products sold under the Rosenthal studio-line®, Rosenthal®, Thomas® and Hutschenreuther® brands. The term "All-Clad" refers to the All-Clad Group of companies and their respective operations and products sold under the All-Clad Stainless®, Cop-R-Chef®, LTD®, Copper Core®, and MC2® brands. The term "WW UK" refers to Waterford Wedgwood UK plc and its subsidiaries and the term "Wedgwood" refers to WW UK ceramic operations.

        WW UK, of which the Company holds 100% of the ordinary share capital, is registered in England and Wales. Its assets consist primarily of the entire issued ordinary share capital of Wedgwood Limited (formerly Wedgwood plc) and 99% of the issued share capital of Waterford Wedgwood Inc., held through its interests in Waterford Wedgwood Partners.

        References in this annual report to the names "Waterford", "Wedgwood", "Rosenthal" and "All-Clad" are not intended as generic or descriptive references to either crystal or fine bone china, fine earthenware, stoneware, stainless steel or copper cookware.

Forward-Looking Statements

        This annual report on Form 20-F contains certain forward-looking statements as defined in Section 21E of the United States Securities Exchange Act of 1934 with respect to the financial condition, results of our operations and business and certain of the plans and objectives of our management with respect thereto, including, but not limited to, the restructuring of our earthenware business, interest rate movements, foreign exchange fluctuations, particularly that of the US dollar against the euro, and our hedging activities with respect to foreign exchange fluctuations. These statements may generally, but not always, be identified by the use of words such as "anticipates", "should", "expects", "estimates" or similar expressions including but not limited to, statements contained in or implied by the discussion under "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects", "Item 8—Financial Information", and "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

        By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate and the factors described in the context of such forward-looking statements, and other factors referred to in this annual report on Form 20-F; particularly in "Item 3—Key Information—Risk Factors", "Item 5—Operating and Financial Review and Prospects—Overview of Our Business", "—Principal Factors that Affect Our Results of Operations and Financial Condition—Seasonality" and "—Results of Operations—Capital Resources", and "Item 11—Quantitative and Qualitative Disclosures about Market Risk" could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

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

Item 2—Offer Statistics and Expected Timetable

        Not applicable.

Item 3—Key Information

Selected Financial Data

        The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included elsewhere in this annual report. Certain prior period amounts have been reclassified to reflect current year presentation.

        Our Consolidated Financial Statements are prepared in accordance with Irish GAAP, which differ in certain significant respects from US GAAP. Details of the principal differences between Irish GAAP and US GAAP are set out in note 32 to the Consolidated Financial Statements.

        We changed our financial year end from December 31, to March 31, by reporting a transition period of three months ended March 31, 2002. For comparative purposes, we have also presented in this annual report unaudited financial information for the three months ended March 31, 2001 and for the twelve months ended March 31, 2002.

        The unaudited financial information for the twelve months ended March 31, 2002 is not comparable with our audited historical financial information for the year ended December 31, 2001,

among other things, because it repetitively accounts for our financial information for the nine month period from April 1, 2001 to December 31, 2001.

	Year ended December 31,						3 months ended March 31,			12 months ended March 31,	Year ended March 31,
	1999		2000		2001		2001	2002		2002	2003		2004
	(reclassified)(i)		(reclassified)(i)		(reclassified)(i)		(unaudited)(ii)			(unaudited)(ii)
	(€ in millions except per share, per ADS amounts)
Consolidated Income Statement Data
Amounts in Accordance with Irish GAAP:
Net sales	879.6		1,084.4		1,012.0		221.6	207.2		997.6	951.3		831.9
Cost of sales	(439.1)		(547.9)		(580.2)			(115.0)			(509.8)		(448.7)

Gross profit	440.5		536.5		431.8			92.2			441.5		383.2
Distribution and administrative expenses	(359.1)		(434.6)		(433.6)			(102.9)			(416.8)		(397.7)
Other operating income/(expenses)	1.5		2.5		0.7			0.2			(3.1)		(0.3)

Operating income/(loss)(iii)	82.9		104.4		(1.1)		0.5	(10.5)		(12.1)	21.6		(14.8)
Gain arising on conversion of US$ loans	—		—		—		—	—		—	9.7		—
Profit on sale of fixed assets	—		—		—		—	—		—	5.1		6.0
Deficit arising on closed pension scheme	—		—		—		—	—		—	(3.9)		—
Amount written off investments	—		—		(16.2)		—	—		(16.2)	—		—
Makewhole payment	—		—		—		—	—		—	—		(3.7)
Net interest expense	(17.4)		(24.8)		(26.0)		(6.3)	(5.5)		(25.2)	(25.3)		(32.4)

Net income/(loss) before taxes and minority interests	65.5		79.6		(43.3)		(5.8)	(16.0)		(53.5)	7.2		(44.9)
Taxes on (income)/credits	(8.8)		(14.1)		1.1		—	0.2		1.3	(4.9)		(4.7)

Net income/(loss) after taxes before minority interests	56.7		65.5		(42.2)		(5.8)	(15.8)		(52.2)	2.3		(49.6)
Minority interest	0.9		(0.8)		(0.4)		0.4	0.4		(0.4)	(0.5)		0.3

Net income/(loss)	57.6		64.7		(42.6)		(5.4)	(15.4)		(52.6)	1.8		(49.3)

Basic income/(loss) per ordinary share	7.39c		8.20c		(5.32	c)		(1.90	c)		0.22	c	(5.63	c)
Basic income/(loss) per ADS	73.89	c	82.03	c	(53.15	c)		(18.98	c)		2.21	c	(56.34	c)
Diluted income/(loss) per ordinary share	7.37	c	8.13	c	(5.32	c)		(1.90	c)		0.22	c	(5.63	c)
Diluted income/(loss) per ADS	73.65	c	81.30	c	(53.15	c)		(18.98	c)		2.21	c	(56.34	c)
Amounts in Accordance with US GAAP(iv):
Net sales	879.6		1,084.4		1,012.0		—	207.2		—	951.3		831.9
Net income/(loss) before taxes	19.4		73.6		(69.1)		—	(19.2)		—	18.5		(55.7)
Net income/(loss)	19.4		57.9		(71.0)		—	(21.9)		—	0.2		(60.8)
Basic income/(loss) per ordinary share	2.49	c	7.34	c	(8.86	c)	—	(2.70	c)	—	0.02	c	(6.95	c)
Basic income/(loss) per ADS	24.89	c	73.46	c	(88.57	c)	—	(27.00	c)	—	0.25	c	(69.48	c)
Diluted income/(loss) per ordinary share	2.48	c	7.28	c	(8.86	c)	—	(2.70	c)	—	0.02	c	(6.95	c)
Diluted income/(loss) per ADS	24.81	c	72.76	c	(88.57	c)	—	(27.00	c)	—	0.25	c	(69.48	c)
Dividends per share	0.02		0.03		0.03		—	—		—	0.02		0.00
Dividends per share $	0.02		0.03		0.03		—	—		—	0.02		0.00

	Year ended December 31,			3 months ended March 31,	Year ended March 31,
	1999	2000	2001	2002	2003	2004
	(€ in millions)
Consolidated Balance Sheet Data
Amounts in Accordance with Irish GAAP:
Cash and short-term deposits	87.4	66.2	119.6	88.1	84.0	51.6
Working capital	304.9	311.9	353.0	345.6	325.7	337.8
Total assets	894.1	964.2	993.5	963.9	874.8	848.2
Short and long-term debt	398.6	398.7	483.6	478.3	440.7	434.5
Shareholders' equity(v)	249.6	304.5	253.3	240.0	199.8	194.3
Total assets less current liabilities	691.8	728.5	749.1	739.4	665.9	659.5
Amounts in Accordance with US GAAP(iv):
Cash and short-term deposits	87.4	66.2	119.6	88.1	84.0	51.6
Working capital	273.1	321.4	308.1	296.4	179.5	224.5
Total assets	1,082.5	1,119.3	1,121.6	1,091.7	995.7	988.9
Short and long-term debt	398.6	398.7	483.6	478.3	440.7	459.5
Shareholders' equity(v)	406.3	450.3	370.3	356.9	220.9	249.8
Total assets less current liabilities	883.9	883.7	867.9	857.7	686.6	739.4
Weighted average number of shares as adjusted to reflect Rights Issue, November 2003	779.5	788.7	801.6	811.2	816.2	875.1

Notes to Selected Financial Data

(i)
Certain prior period amounts have been reclassified to reflect current year presentation.

(ii)
We do not routinely prepare quarterly unaudited consolidated cost of sales and distribution and administrative expense (Operating Expenses) information for the Group on a fiscal basis. Operating Expenses were €221.1 million in the three month period ended March 31, 2001 and €1,009.7 million in the twelve month period ended March 31, 2002. The three month period ended March 31, 2002 was an audited period arising from our change of financial year end.

(iii)
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

  Under Irish GAAP, in accordance with SSAP 24, the pension surplus identified in the actuarial valuation of the Wedgwood Group Pension Plan as at December 31, 1999 was being amortized over the average remaining service lives of plan members. In the year ended December 31, 2001, this resulted in a reduction in the pension cost charged to the Consolidated Statement of Income of €8.4 million (3 months to March 31, 2002: €2.1 million). Following a significant decline in the market value of pension plan assets, it was decided with effect from April 1, 2002, to no longer amortize the pension surplus. The effect of this change on the results for the year ended March 31, 2003 was to reduce income by €7.8 million. As at March 31, 2004, our pension plans on an FRS 17 basis were in deficit by €103.1 million. Please note, FRS 17 is a disclosure requirement and has no impact on our Consolidated Financial Statements. For additional information see also note 24 to the Consolidated Financial Statements.

  The recent expansion in the number of Rosenthal factory outlet stores has enabled Rosenthal to generate a higher average selling price for its slow moving and obsolete inventory and, as a result, provisions amounting to €4.9 million under Irish GAAP were no longer required and were released to income under both Irish GAAP and US GAAP in the year ended March 31, 2003.

  During the year ended March 31, 2004 we have reviewed the basis of valuation of inventory resulting in an uplift in values by €5.7 million and the reduction of inventory provisions by €2.6 million, thereby benefiting the Consolidated Statement of Income by €8.3 million.

(iv)
In 2001 we wrote down our investment in Royal Doulton plc to its then market value, giving rise to a charge of €16.2 million under Irish GAAP. Under US GAAP the investment is recorded at fair market value and temporary unrealized gains and losses are reported as a separate component of other comprehensive income until realized. Declines in fair value below cost which are judged to be other than temporary are included in the Consolidated Statement of Income even where such declines are not judged to be permanent.

(v)
Under Irish GAAP goodwill must be capitalized and amortized through the income statement on a systematic basis over its useful life, subject to a recommended write-off period of 20 years. Between January 1, and February 5, 1998 we increased our holdings in Rosenthal AG from 61.51% to 84.62% for a total consideration of €22.9 million. This gave rise to further goodwill of €18.4 million which has been capitalized and is being amortized over a period of 20 years, which is its estimated useful life. Effective January 1, 2002, we adopted FAS 142 "Goodwill and Other Intangible Assets" which suspends the amortization of goodwill. No amortization is charged under US GAAP in respect of this goodwill from January 1, 2002.

  The goodwill arising on the All-Clad acquisition on June 30, 1999, of €88.0 million was capitalized and amortized over 20 years, its useful economic life, under both Irish and US GAAP. No further amortization was charged under US GAAP from January 1, 2002.

  With effect from July 1, 2001 we acquired 86.5% of the issued share capital of the Ashling Corporation. The goodwill arising of €10.3 million was capitalized under Irish and US GAAP, and is being amortized under Irish GAAP over a period of 20 years. No amortization has been charged under US GAAP in respect of this goodwill.

  On November 4, 2002 we acquired the Cashs Mail Order brand, related intellectual property rights, and mail order list for a consideration of €22.7 million, €5.6 million payable in stock units and €17.1 million in cash. The brand and related intellectual property rights were capitalized under Irish and US GAAP at €14.9 million and are being amortized over their estimated useful life of 20 years. The mail order list was capitalized under Irish and US GAAP at €1.5 million and is being amortized over its estimated useful life of five years.

  There have been other smaller acquisitions during the periods reported above.

Exchange Rates

        The following chart shows for the period from January 1, 1999 through September 24, 2004 the high, low, average and period end Noon Buying Rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per €1.00.

	Period End	Average Rate(i)	High	Low
Year ended December 31
1999	1.00	1.06	1.19	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.83
3 months ended March 31
2002	0.87	0.87	0.90	0.86
Year ended March 31
2003	1.09	0.99	1.11	0.87
2004	1.23	1.25	1.29	1.21

Month ended
March 2004			1.24	1.21
April 2004			1.24	1.18
May 2004			1.23	1.18
June 2004			1.23	1.20
July 2004			1.24	1.20
August 2004			1.24	1.20
September 2004 (as at September 24, 2004)			1.23	1.21

Notes to Selected Financial Data

(i)
The average of the Noon Buying Rates on the last day of each full month during the period.

        On September 24, 2004 the Noon Buying Rate for euro was €1 = $1.23.

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

	Per ordinary share IR£/€(1)			Per ADS $(1)
	Interim	Final	Total	Interim	Final	Total
Year ended December 31
1999	IR£0.0042	IR£0.0154	IR£0.0196	0.0535	0.1786	0.2321
2000	€0.0062	€0.0224	€0.0286	0.0526	0.1775	0.2301
2001	€0.0065	€0.0224	€0.0289	0.0589	0.2221	0.2810
Year ended March 31
2003	€0.0065	€0.0112	€0.0177	0.0707	0.1234	0.1941
2004	€0.0000	€0.0000	€0.0000	0.0000	0.0000	0.0000

(1)
Number of shares and ADS's adjusted to reflect the Rights Issue. See "Item 5—Operating and Financial Review and Prospects—New Capital Structure."

        Our ability to pay dividends in the future will be dependent upon our future trading, levels of indebtedness and financial condition, including applicable restrictions in our current financing agreements.

Risk Factors

        Risk factors which may effect us include the following:

Sales of luxury goods are particularly susceptible to general economic downturns. In recent years economic downturns in the US, Europe and Japan have had and could continue to have a material adverse effect on our sales.

        Purchases of luxury products are typically discretionary for consumers and are particularly affected by negative trends in the general economy. The success of our operations depends to a significant extent on a number of factors relating to discretionary consumer spending and/or affecting disposable consumer income, such as employment, wages and salaries, business conditions, interest rates, exchange rates, availability of credit and taxation. In addition, a significant portion of our sales in Europe are derived from tourists from the US and Japan. In recent years economic downturns in the US, Europe and Japan, which accounted for 49.4%, 36.2% and 8.9%, respectively, of our net sales during fiscal 2004, have had an adverse impact on our sales. A continuation or an aggravation of the economic downturn could have an adverse impact on our sales and, in turn, on our results of operations.

Our indebtedness could adversely affect our business and financial position.

        As of March 31, 2004, we had outstanding consolidated net indebtedness of €382.9 million. The disposal of All-Clad, completed on July 27, 2004, resulted in a pro forma reduction in consolidated net indebtedness of €179.4 million. See also "Item 8—Significant Changes". Notwithstanding this reduction, the level of consolidated indebtedness and related debt services obligations, could have important negative consequences to us. For example, it could:

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

The terms of our indebtedness restrict our ability to access additional financing, make distributions to our shareholders and enter into certain business and financial transactions.

        Our Facility Agreement contains covenants requiring us to achieve certain financial targets and restricting our ability to incur additional indebtedness, make distributions to our shareholders and to enter into some business and financing transactions. This agreement imposes on us, among others, the following obligations:

  •
  we are required to maintain certain minimum values of net worth and trading cash flows;

  •
  we may not declare or distribute dividends that exceed certain threshold amounts and unless our consolidated profit before tax for the relevant financial year is in excess of €20 million;

  •
  we are limited in the amount, ranking and terms of any future indebtedness we may incur;

  •
  we are limited in our ability to collateralize or otherwise create security interests over our assets; and

  •
  we are restricted in our ability to enter into a merger transaction, effect asset sales, enter into sale-leaseback transactions, make loans, redeem our ordinary or preference share capital, transact with affiliates and issue guarantees.

        These restrictions purport to safeguard the prompt repayment of our outstanding indebtedness but could adversely affect our ability to expand our business and maximize the returns to our shareholders. In addition, if we breach such covenants, we could be forced to negotiate new arrangements with our existing creditors and/or seek additional financing at higher interest rates and under more onerous covenants, which could, in turn, increase our interest expense and divert management's attention from the implementation of our business strategy and place further restriction on the conduct of our business and returns to shareholders.

        For additional information on the covenants and other provisions contained in our debt instruments, see "Item 5—Operating and Financial Review and Prospects—Capital Resources."

A deterioration in our credit ratings could increase the cost of future financings.

        We have recently experienced a decrease in our credit ratings. Further deterioration could significantly increase the risk of future financings outside the scope of our existing credit facilities.

International acts of terrorism and armed conflict have had and could continue to have a material adverse effect on our sales.

        The events of September 11, 2001 and the ensuing armed conflicts and related geopolitical uncertainty have had a negative impact on our sales. Concern over future terrorist acts, which has resulted in a significant reduction in global tourist activity, particularly in the number of US tourists visiting Europe and Japanese tourists visiting Europe or our Far East territories, and department store sales (through which a majority of our sales in the US are made), has adversely affected the sales of our products. Any future act of international terrorism and continued geopolitical uncertainty could have further adverse effects on our sales and, in turn, on our results of operations.

We face strong competition in various markets, which could result in an erosion of our market share, sales and/or profit margins.

        The market for crystal, premium cookware, linens and luxury gifts and particularly for ceramic tableware is highly competitive. Our competitive position varies from market to market and by product category. In the US, where Waterford Crystal has significant market share, there is a risk that competition will produce similar products at lower prices which could result in an erosion of our market share, sales and/or profit margins. In the ceramic industry there is a risk that overcapacity and consolidation could result in even more aggressive competitive pricing in the short-term and in the longer term in the emergence of stronger competitors than exist at present. In addition, our products face competition from competitors' products manufactured in countries with significantly lower labor costs, such as the People's Republic of China. This led to our decision in 2003 to restructure our earthenware business, by closing two earthenware manufacturing facilities in the UK, and to source the majority of those products from the People's Republic of China instead. Should we be unable to continue to compete effectively in our various markets our market share and/or profit margins in those markets could be adversely affected.

Changes in exchange rates could adversely affect our reported earnings and cash flow.

        Our results of operations can be affected by movements in exchange rates, particularly between the dollar, the yen, the pound and the euro. A substantial portion of our net sales, particularly crystal sales, are denominated in dollars, while our corresponding expenses are denominated largely in euros. In addition, a portion of our net sales, particularly ceramic sales, are denominated in yen while our corresponding expenses are incurred in pounds. As a result, the weakening of the dollar against the euro or the weakening of the yen against the pound could have a material adverse effect on our operating results. We maintain a policy of selling currency forwards in respect of a portion of our revenues, where it is deemed appropriate to do so, as a means of hedging our revenues against fluctuation caused by exchange rate movements, but this does not eliminate our exchange rate risk. We estimate that if we did not hedge our currency exposure, a one cent decline in the value of the dollar against the euro would reduce our operating income by approximately €0.8 million in a full year and a ten yen decline in the yen against the pound would reduce our operating income by approximately €1.7 million in a full year. We estimate that the hedges currently in place for the year ended March 31, 2005 cover 72.5% of our dollar to euro exposure and 85.9% of our yen to pound exposure. However, by their nature, the hedges currently in place only provide short-to medium-term protection from adverse fluctuations in exchange rates.

If we fail or are unable to adequately protect our intellectual property rights, our competitive position could be adversely affected.

        The protection of the Waterford®, Wedgwood® and Rosenthal® brand names is extremely important to our business. Even though we have registered our brand names in the major economies in which we operate, it is normally necessary for us to defend our intellectual property rights in order to prevent others from misappropriating or infringing on our brand names or registering Internet domain names in an attempt to sell similar products with similar names over the Internet or through other channels of distribution. In the past, cyber-squatters have registered domain names similar to those of several of our brand names. In each case we have sought, through litigation if necessary, to protect our brand and domain names. Should we be unable to adequately protect our brand names our competitive position could be adversely affected.

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

        Decreased sales of our products and the increased cost of servicing our debts could result in a reduction in the amount of cash available for our capital expenditures. Our ability to support the maintenance of our plant and equipment, the renewal of our product lines, the opening of additional flagship stores in key markets and the refurbishment of other retail floor space requires adequate capital expenditures. If we fail to invest adequately in product line renewal and infrastructure modernization our current level of sales, market share and growth prospects could be materially and adversely affected.

We plan to reduce inventories to generate cash, which could adversely affect our results of operations.

        Difficult trading conditions as well as the shift towards products with shorter lifecycles, such as giftware, have increased the importance of inventory management in our business. We have engaged an active program, including a fundamental review of our manufacturing and logistics, designed, among other things, to reduce inventories in an orderly manner, generating cash to be re-deployed in our business. This could require us to dispose at a loss or write-off such inventory, which could adversely affect our results of operations.

Our operations are subject to a variety of environmental and other international trade and customs regulations. Any failure to comply with those regulations could materially and adversely affect our results of operations.

        We are subject to a variety of environmental regulations in Ireland, the UK, the US and Germany and to a variety of international trade and customs regulations in each of the markets to which we export. If we should fail to comply with any present or future regulations we could be subject to liabilities or the suspension of manufacturing operations or of product sales, which could materially and adversely affect our results of operations.

We depend to a certain extent on outside suppliers of raw materials. If those supplies cease or are materially interrupted it could disrupt our ability to manufacture many of our products.

        We depend on outside suppliers for raw materials used in the production of our crystal, fine bone china, porcelain, earthenware and stoneware products. Although significant proportions of raw materials (like calcinated animal bone and ash) are purchased from one or two suppliers, we believe that we could obtain adequate supplies from other sources if necessary. However, should the supply of such raw materials from such suppliers cease or be materially interrupted, it could disrupt our ability to manufacture some of our crystal, fine bone china, porcelain, earthenware and stoneware products. This could have an adverse impact on our sales and, in turn, on our results of operations.

We increasingly depend on unaffiliated manufacturers for many of our outsourced products. The inability of such manufacturers to deliver our products in a timely manner or maintain our high-quality standards could have an adverse effect on our sales and results of operations.

        We currently outsource the production of approximately 25% of our crystal products and 10% of our ceramics products, by net sales, to a small number of carefully chosen high-quality contract manufacturers. As part of the management of our production capacity we have been increasing the amount of production that we outsource to unaffiliated manufacturers, particularly of our mid-price casual crystal and ceramics. Such products are currently manufactured to our specifications by manufacturers in Germany and other European countries and Asia and we are looking to outsource the manufacture of more of our products in Asia. The inability of such manufacturers to deliver our products in a timely manner or maintain our high-quality standards could adversely affect our ability to deliver products to our customers in a timely manner. Delays in delivery could have an adverse effect on our sales and results of operations.

Significant declines in the market value of our pension plan assets could lead to an increase in our pension costs and adversely affect our results of operations and liquidity.

        Under Group Irish GAAP, in accordance with SSAP 24, the pension plan surplus identified in the actuarial valuation of the Wedgwood Group Pension Plan as at December 31, 1999 was being amortized over the average remaining service lives of plan members. In the year ended December 31, 2001 and the three months ended March 31, 2002, this resulted in a reduction in the pension cost charged to our Consolidated Statement of Income of €8.4 million and €2.1 million, respectively. Following a significant decline in the market value of our pension plan assets, it was decided, effective April 1, 2002, to no longer amortize the pension plan surplus. The effect of this change on our results for the year ended March 31, 2003 was to reduce our operating income by €7.8 million.

        As at March 31, 2004, our pension plans had a deficit of €103.1 million determined in accordance with FRS 17, "Retirement Benefits". This was a reduction of €36 million compared to the deficit as at March 31, 2003, due to improved equity markets and increased employee and employer pension contributions. FRS 17 is currently a disclosure requirement and will have no impact on our Consolidated Financial Statements until it is adopted as part of International Accounting Standards for our year ending March 31, 2006.

        Significant declines in the market value of plan assets or increases in the projected benefit obligations could lead to an increase in our cash pension cost, adversely affecting our results of operations and liquidity.

Item 4—Information on the Company

Introduction

        The legal and commercial names of the registrants are Waterford Wedgwood plc, incorporated as Waterford Glass Limited on April 2, 1947, in Dublin, Ireland under the laws of the Republic of Ireland became a publicly listed company in 1967 and re-registered as a public limited company on April 12, 1984, and Waterford Wedgwood UK plc, incorporated on September 25, 1986 in Cardiff, Wales under the laws of England and Wales. The address and telephone number of the registered offices of the registrants are Kilbarry, Waterford, Ireland, telephone number 011 353 51 332200 and Barlaston, Stoke-on-Trent, Staffordshire, ST12 9ES, telephone number 011 44 1782 204141, respectively. The office of Waterford Wedgwood USA. Inc., our US agents, is at 1330 Campus Parkway, PO Box 1454, Wall, New Jersey, telephone number (732) 938-5800.

        We are one of the world's leading designers, manufacturers and marketers of branded luxury lifestyle products; primarily high-quality crystal, ceramics (including fine bone china, fine porcelain and earthenware) and premium cookware. Our portfolio of established luxury lifestyle brands includes Waterford® crystal, Wedgwood® fine bone china, Rosenthal® porcelain, and Spring™ premium cookware, among others. In addition, we have well established co-branding relationships with a range of leading designers and celebrities, including Emeril Lagasse, Versace, John Rocha, Jasper Conran, Vera Wang, the Andy Warhol Foundation, Bvlgari and Paul Costelloe.

        Our brands have a long history of excellence. Waterford® and Wedgwood®, which trace their origins to Ireland in 1783, and England in 1759, respectively, are among the leading brands of fine crystal and china in the world. Rosenthal®, which was established in Selb, Germany in 1879, is one of the leading brands of porcelain in Germany.

        We operate in four principal product categories: crystal, ceramics, premium cookware and other products. In the fiscal year ended March 31, 2004, crystal accounted for 32% of our net sales (€263.2 million), of which Waterford® branded products (including Marquis® by Waterford) accounted for 84% of such net sales; ceramics accounted for 44% of our net sales (€365.6 million), of which Wedgwood® branded products accounted for 52% of such net sales and Rosenthal® branded products accounted for 31% of such net sales; premium cookware accounted for 12% of our net sales (€100.1 million), of which All-Clad® branded products accounted for 89% of such net sales; and our sales of other products accounted for the remaining 12% of our net sales (€103 million). In July 2004, we completed the sale of All-Clad to Groupe SEB.

        We manufacture approximately two-thirds of our products at our manufacturing facilities in Ireland (primarily crystal), the UK (primarily fine bone china and earthenware) and Germany (primarily porcelain). We outsource the manufacture of the remaining one-third of our products to contract manufacturers in Germany and other European countries (primarily mid-priced crystal, porcelain and giftware) and Asia (primarily mid-priced earthenware and our Emerilware premium cookware). Prior to the divestiture of All-Clad, a large proportion of our premium cookware was manufactured in the US.

        Our products are sold across a wide range of geographical markets. During the fiscal year ended March 31, 2004, 50.4% of our net sales were in North America (principally in the US), 36.2% of our net sales were in Europe (principally in Ireland, the UK and Germany), and 13.4% of our net sales were in the rest of the world (principally in Japan).

        The table below sets out in more detail our net sales by geographic market for the year ended December 31, 2001, the three months ended March 31, 2002 and the years ended March 31, 2003 and 2004, respectively.

	Net Sales
	Year ended December 31, 2001	Three months ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
	(€ in millions)
Ireland	41.0	8.4	42.5	33.8
United Kingdom	135.6	25.8	125.8	92.4
United States of America	461.8	100.1	479.8	411.2
Japan	81.5	14.2	73.5	74.5
Germany	129.2	25.7	104.6	99.3
Rest of the World	162.9	33.0	125.1	120.7

Total	1,012.0	207.2	951.3	831.9

        We sell our products through a multi-channel distribution network, including, on a wholesale basis, through selected department and specialty store groups, and, on a retail basis, through our concessions at department and specialty stores, our flagship stores and our outlets, as well as directly to consumers via the Internet and our mail order business.

History of Our Company

        Crystal making came to Waterford in 1783 on land adjacent to Merchants' Quay in the heart of the Irish harbor town of Waterford. Its founders were two brothers, William and George Penrose, who were important developers and principal exporters in the city. Their vision was to "create the finest quality crystal for drinking vessels and objects of beauty for the home". By the early 19th Century, Waterford had become one of the best-known and respected of Irish crystal makers. Unfortunately, in 1851, Waterford was forced to close because of, among other reasons, the imposition of an excise tax in Ireland. Almost 100 years later, on April 2, 1947, Waterford Crystal was re-established as Waterford Glass Ltd. Since then Waterford Crystal has grown into one of the leading manufacturers of high-quality crystal products in the world.

        Wedgwood, a leading English manufacturer of high-quality ceramic tableware and giftware, was founded in 1759 in Stoke-on-Trent, England. In the 18th Century, Wedgwood introduced its signature Jasper™ and Queen's Ware® earthenware pieces to England. In the 19th Century it also commenced the production of bone china. During the period of 1966 to 1973, Wedgwood expanded the scope of its business with the acquisition of some of the leading names in the English tableware industry, such as Coalport and Johnson Brothers.

        In 1967, Waterford became a publicly listed company under the corporate name of Waterford Glass Limited, and listed its ordinary shares on the Irish Stock Exchange.

        The company was re-registered as Waterford Glass Group plc in 1984.

        In 1986 Waterford aquired Wedgwood to create our present company and at the same time became listed on both the Irish Stock Exchange and the London Stock Exchange. Prior to the acquisition, we listed our American Depositary Receipts (evidencing 10 of our stock units (each evidencing one of our ordinary shares and one of our income shares)) on the NASDAQ National Market System. In October 1989, we changed our corporate name to Waterford Wedgwood plc, a public limited company organized in Ireland with unlimited duration.

        Our business grew organically and, from the mid 1990s, through strategic acquisitions. These acquisitions included principally:

  •
  Stuart & Sons Limited, a UK manufacturer of premium crystal with a strong presence in the UK market, which we acquired in 1995;

  •
  Rosenthal AG, a leading German manufacturer of ceramic and porcelain tableware and giftware, which was founded in 1879 in Selb, Germany, in which we acquired a 61.5% stake in 1997 (which we increased to 84.6% in 1998 and 89.8% in 2001);

  •
  All-Clad Holdings, Inc., a leading US manufacturer of premium cookware and kitchenware, based in Canonsburg, Pennsylvania, which we acquired in 1999;

  •
  the Hutschenreuther® brand, a renowned German brand of porcelain tableware and giftware, which we acquired in 2000;

  •
  Ashling Corporation, which owns, among other things, W-C Designs, a US distributor of fine linens. We acquired 86.5% of Ashling in 2001 from Fitzwilton Limited, a company controlled by Sir Anthony O'Reilly and Peter Goulandris, two of our principal shareholders and Chairman and Deputy Chairman of our Board of Directors, respectively. See "Item 7—Major Shareholders and Related Party Transactions";

  •
  Spring USA Corporation, a small premium cookware company, in which we acquired a 60% stake in 2002, together with certain assets, including the Spring brand, of Spring AG; and

  •
  Cashs Mail Order Limited, an Irish mail order business targeting US mail order customers, which we acquired in 2002 and through which we sell our own products, as well as products under license;

        In recent years we have had to refocus our business in response to changing consumer patterns, primarily:

  •
  In 2002, we instituted a restructuring program to reduce our fixed costs through the closure of certain of our production facilities, work-force reductions and the outsourcing of certain of our manufacturing operations. Our restructuring efforts continued during 2003, and were complemented by implementing a new capital structure which reduced total and senior debt through a rights issue, a bond issue and a new senior debt facility;

  •
  In June 2004, we entered into a contract to dispose of our US subsidiary All-Clad to the French cookware and domestic appliance Groupe SEB which was concluded in July 2004. The net proceeds from the sale of approximately €179.4 million have been used to reduce indebtedness. Although the management structure of All-Clad has transferred with the business, Peter Cameron, the former chief executive officer of All-Clad, will remain with us as chief operating officer of the Company.

Segmental Information

        As a result of our growth and consolidation, we have become one of the leading designers, manufacturers and marketers of high-quality crystal, ceramics and premium cookware, and one of the world's leading luxury lifestyle goods companies.

	Year ended December 31, 2001
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(€ in millions)
Net sales	368.6	472.9	92.9	77.6	—	1,012.0

Depreciation/amortization	20.9	20.5	7.0	0.4	—	48.8

Operating income before exceptional charges	29.2	11.3	6.8	13.4	—	60.7
Exceptional charges	(27.5)	(33.9)	—	(0.4)	—	(61.8)

Operating income/(loss) after exceptional charges	1.7	(22.6)	6.8	13.0	—	(1.1)

Amount written off investment						(16.2)
Net interest expense						(26.0)

Net loss before taxes						(43.3)

Total assets at year end	530.9	600.7	231.0	29.6	(398.7)	993.5

Capital expenditure	18.3	18.9	0.8	—	—	38.0

	3 months ended March 31, 2002
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(€ in millions)
Net sales	68.1	97.8	25.0	16.3	—	207.2

Depreciation/amortization	4.8	6.5	1.8	0.2	—	13.3

Operating (loss)/income	(2.0)	(9.6)	0.5	0.6	—	(10.5)

Net interest expense						(5.5)

Net loss before taxes						(16.0)

Total assets at period end	537.5	569.0	232.3	32.7	(407.6)	963.9

Capital expenditure	2.1	3.2	—	—	—	5.3

	Year ended ended March 31, 2003
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(€ in millions)
Net sales	314.3	414.2	121.8	101.0	—	951.3

Depreciation/amortization	19.8	20.2	6.1	0.6	—	46.7

Operating income before exceptional charges	27.5	1.8	16.8	11.2	—	57.3
Exceptional charges	(4.5)	(31.2)	—	—	—	(35.7)

Operating income/(loss) after exceptional
charges	23.0	(29.4)	16.8	11.2	—	21.6

Gains arising on conversion of US$ loans						9.7
Profit on sale of fixed assets						5.1
Deficit arising on closed pension scheme						(3.9)
Net interest expense						(25.3)

Net income before taxes						7.2

Total assets at year end	535.0	484.8	213.4	20.3	(378.7)	874.8

Capital expenditure	9.1	11.8	0.3	1.0	—	22.2

	Year ended March 31, 2004
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated Total
	(€ in millions)
Net sales	263.2	365.6	100.1	103.0	—	831.9

Depreciation/amortization	18.2	16.2	5.2	0.8	—	40.4

Operating income before exceptional charges	2.1	(1.6)	9.0	12.2	—	21.7
Exceptional charges	(7.7)	(28.8)	—	—	—	(36.5)

Operating (loss)/income after exceptional
charges	(5.6)	(30.4)	9.0	12.2	—	(14.8)

Profit on sale of fixed assets						6.0
Makewhole payment						(3.7)
Net interest expense						(32.4)

Net loss before taxes						(44.9)

Total assets at year end	584.1	514.9	204.4	17.7	(472.9)	848.2

Capital expenditure	18.0	16.7	0.6	—	—	35.3

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

        Operating income is the segmental measure of income reviewed by the chief operating decision maker. Capital expenditure includes all items of capital and investment expenditures. Overhead costs, such as those incurred by us at head office, and other core costs, are allocated among the segments.

        The intergroup adjustment refers to inter-segment loans and trade balances.

Geographic Information

	Revenues				Long lived assets
	Year ended December 31, 2001	3 months ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004	Year ended December 31, 2001	3 months ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
	(€ in millions)
Ireland	41.0	8.4	42.5	33.8	66.8	65.6	57.2	59.1
United Kingdom	135.6	25.8	125.8	92.4	121.5	120.7	87.2	89.1
USA.	461.8	100.1	479.8	411.2	26.4	25.9	18.3	14.0
Japan	81.5	14.2	73.5	74.5	2.0	2.0	1.9	1.8
Germany	129.2	25.7	104.6	99.3	45.9	44.8	43.4	41.1
Rest of the World	162.9	33.0	125.1	120.7	2.0	2.2	1.5	1.1

Total	1,012.0	207.2	951.3	831.9	264.6	261.2	209.5	206.2

        Revenues are attributed to countries based on the location of customers. There is no revenue from a single external customer that is 10% or more of our total revenues.

Crystal business

Brands

        We market a wide variety of high-quality crystal products under separate brand names, primarily in the upper price segments of the crystal market. The majority of our crystal is produced at our manufacturing facilities in Ireland.

Waterford® crystal

        Waterford crystal is our premium brand of crystal and its products comprise prestigious giftware, stemware, lighting, studio pieces, sporting trophies and commemorative items, all of which command a high position in their respective markets, especially in the US.

        In 1997, award-winning fashion designer John Rocha was commissioned to design a range of contemporary crystalware for Waterford Crystal, to extend our franchise to younger, more style conscious consumers. Designed by John Rocha and crafted by Waterford Crystal, the John Rocha at Waterford® crystal range of stemware and giftware was launched in Ireland, the UK and Canada in 1997, and is now also distributed in mainland Europe and the Asia-Pacific region (including Australia).

        Waterford crystal is a leading brand of crystal in the US. Waterford Crystal won the commission to create the six foot in diameter New Year's Eve crystal ball used during the New Year's Eve millennium celebration at Times Square in New York City. We expect that Waterford Crystal will continue to be a key participant in future Times Square New Year's Eve celebrations through the continuing use of the Times Square Waterford crystal ball.

Marquis® by Waterford

        Marquis® by Waterford is a separate brand of mid-priced high-quality crystal and fine glassware that is clearly differentiated from Waterford crystal products through distinctive design, styling and brand identity, which focuses on contemporary styling at more modest prices. The Marquis® by Waterford brand was launched in 1991 and, since its introduction, has expanded into a comprehensive range of stemware and giftware patterns. Marquis® by Waterford products are designed by Waterford and produced to Waterford's strict design and quality specifications in some of the finest crystal and glass factories in continental Europe.

Rosenthal®

        The Rosenthal® crystal brand offers a range of sophisticated, modern and avant-garde crystal marketed under its own name, as well as under the Rosenthal studio-line® and by licensing agreements under the names of Versace and Bvlgari. Production of these items is outsourced. All of the crystal items in these ranges are designed to complement and extend the existing ranges of Rosenthal studio-line, Versace and Bvlgari ceramic and non-ceramic products.

        Rosenthal has sought to lead the industry in modern, avant-garde design by enlisting the help of internationally renowned designers and artists such as Walter Gropius, Timo Sarpaneva, Tapio Wirkkala, Mario Bellini and Bjorn Wiinblad to design Rosenthal products and build Rosenthal's brand name. Recent collaborations with famous designers Jasper Morrison and Platt and Young have led to many new product innovations. Rosenthal has secured the worldwide license for the reproduction of the entire portfolio of Andy Warhol's works and designs in crystal and ceramics.

Stuart

        The Stuart® crystal brand, a UK brand of premium crystal with a long established history of crystal production and a particularly strong presence in the UK market, was purchased by us in 1995. Stuart Crystal now markets a wide range of crystal that is differentiated by price, positioning and design from the Waterford® crystal, Marquis® by Waterford and Rosenthal® brands and comprises stemware, giftware, tableware and decorativeware focused on contemporary shapes incorporating traditional designs. In 1999, Jasper Conran was commissioned to design contemporary premium crystalware to update the Stuart Crystal range.

        The table below sets out the approximate percentage of our sales of crystal by brand for the year ended March 31, 2004.

Year ended March 31, 2004
Waterford	70%
Marquis by Waterford	14%
Rosenthal	8%
Stuart	6%
Wedgwood	2%

Total	100%

Products

Giftware

        This category continues to be of increasing importance and accounts for a growing proportion of overall sales across all of our crystal brands. It includes table items, barware, decanters, bowls, vases, personal collectables and decorative giftware, corporate and executive giftware and Christmas items.

Stemware

        There are approximately one hundred and fifty stemware patterns within the Waterford® range. Patterns are usually developed into suites, including wine glasses, water goblets, tumblers, spirit glasses and champagne flutes. Waterford® crystal patterns tend toward classical styles at premium prices and Marquis® by Waterford tends towards contemporary styling at more modest prices. John Rocha at Waterford® crystal offers a range of pure, simple designs, whose character is youthful and stylish. Rosenthal®, especially within the Rosenthal studio-line® collection, comprises contemporary design. Its collections "Rosenthal meets Versace" and "Bvlgari Home Design" present high-quality executive lifestyle collections. Stuart® crystal styling offers contemporary forms incorporating traditional designs and cutting patterns. The Jasper Conran at Stuart™ crystal range lends the Stuart® crystal brand its own distinctive designer image.

Lighting

        Our principal lighting products are Waterford Crystal's chandeliers, wall fixtures, portable lighting, table lamps, candelabra and candlesticks. Chandeliers presently appear in locations ranging from Westminster Abbey in London to the Kennedy Center in Washington, D.C. The John Rocha at Waterford® crystal and the Jasper Conran at Stuart™ crystal lighting ranges also include contemporary designer lightingware.

Commemorative items

        Both Waterford Crystal and Wedgwood design and produce distinctive and unique presentation pieces for many of the world's most prestigious sporting events and to commemorate major international events and achievements in culture, the arts, matters of state, industry and science.

Studio pieces

        Each year Waterford® crystal designs and crafts a limited number of unique exhibition pieces to showcase the highest artistic achievements in crystal design and crafting.

Manufacturing

        The manufacture of Waterford® crystal is based on a European 18th Century hand crafting process, established in Waterford, Ireland in 1783.

        In the recent past the traditional manual steps in the creation of Waterford Crystal products have been skillfully blended with new technology to create three "techno-craft" process platforms of melting and forming, cutting and acid polishing. These platforms, integrated with the Waterford Crystal hand crafting heritage of blowing, cutting and engraving, have ensured the high-quality of Waterford Crystal products.

        The first process is melting and forming. Melting utilizes tank furnace technology while forming is carried out by skilled craft personnel with the help of forming equipment. This combination has enabled the crystal yield to be considerably increased, quality enhanced and waste reduced, enabling Waterford Crystal products to be produced more cost effectively than by previous processes.

        The second process platform combines the traditional hand cutting craft used to decorate each piece, utilizing diamond tipped cutting wheels to produce sharp incisive wedges and broad flat cuts, creating the intricate patterns characteristic of Waterford Crystal, with a proprietary six axis grinding process developed to both extend the design range and significantly reduce manufacturing cost.

        The third process platform involves the acid polishing of each individual item to enhance the cut pattern.

        The internationally recognized standards of ISO 9001 for quality and ISO 14001 for environmental management are in full operation throughout the Waterford Crystal manufacturing plants.

        Our main crystal manufacturing plant is located in Kilbarry in Waterford, Ireland. A proportion of Waterford® crystal and Stuart® crystal and substantially all Marquis® by Waterford and Rosenthal® and Wedgwood® crystal products, equivalent to 25% of our crystal products by net sales value, are outsourced to a small number of carefully chosen high-quality contract manufacturers worldwide. The selection of each external manufacturer is rigorous, in order to ensure that our high-quality standards are upheld.

Geographic Information

        The US accounted for the great majority of crystal sales in the year ended March 31, 2004. In addition, a substantial portion of crystal sales outside the US is also to US residents traveling abroad.

        The table below sets out the percentage of our net sales of crystal by geographic market for the year ended March 31, 2004.

Year ended March 31, 2004
North America	65%
Europe	29%
Asia-Pacific	4%
Rest of the World	2%

Total	100%

Design and product development

Brand repositioning

        The brand repositioning strategy pursued in recent years has resulted in a marked shift in sales patterns away from stemware toward giftware, to the extent that giftware is now our single most important product category. At the same time, an increasing proportion of annual sales is represented by new product introductions made within the previous twelve months.

        Our brand repositioning strategy has been to offer products in a much wider span of the premium crystal market, to gain market share and generate growth in sales volume. The key element in the brand repositioning strategy was the creation in 1991 of a new brand, Marquis® by Waterford. Marquis® by Waterford products feature competitive pricing, fresh contemporary styles and Waterford Crystal quality and prestige which, since its introduction, have allowed a new segment of consumers to purchase our premium crystal products at more affordable prices.

        The importance to Waterford Crystal of the UK market led to the acquisition in late 1995 of Stuart & Sons Limited, a UK crystal company. The strong presence of the Stuart® crystal brand in the UK market, together with its high-quality products and competitive price positioning to those of the Waterford® crystal and Marquis® by Waterford brands, has strengthened our overall brand positioning in the UK market.

        Crystal stemware and ornamental items such as vases and bowls have also been produced, mainly in clear uncut crystal under the Rosenthal studio-line®, Bvlgari and Versace brands.

New products and marketing

        New products have been instrumental in driving annual sales growth. The US continues to be by far the largest market for Waterford Crystal products. New crystal product introductions accounted for 27% of sales in the year ended March 31, 2004. The performance of our new crystal products is based on a combination of continued emphasis on new product development, marketing strategies and enhanced customer service. The new "Seahorse" and "Georgian" collections in particular have been favorably received.

        New product introductions, primarily giftware items, including vases, bowls and barware, but also stemware items, together with Christmas products, form an important and growing sub-category. The gold and platinum banding of some of Waterford Crystal's most successful stemware patterns, which we commenced in 1994, has become a well established feature of stemware in the marketplace.

        The development of new Waterford® crystal, Marquis® by Waterford and John Rocha at Waterford® crystal products is facilitated by efficiencies in our Irish manufacturing facilities combined with access to outsourced products with enhanced profit margins. Stuart Crystal plans to continue to develop new products and hopes to maintain its alliance with designers such as Jasper Conran.

        The acquisition of Cashs Mail Order business has provided us with a new direct mail-order and marketing channel in the US.

        The Waterford Crystal Visitor Centre located at our main Kilbarry premises in Ireland is a showcase and retail shop for Waterford Crystal products and other brands, in addition to being a major tourist attraction in Ireland in its own right with over 300,000 visitors touring the facility annually. The visitor experience is enhanced by a factory tour, a product gallery, a self-service restaurant, concession shops and a tourist office.

Ceramics business

Brands

        We market a wide variety of premium tableware and giftware in fine bone china, earthenware, stoneware and porcelain under a number of different brand names, the most important of which are described below. The majority of our tableware and giftware is produced at our manufacturing facilities in England.

Wedgwood®

        Wedgwood® is our premium brand of ceramics products. Wedgwood® is a leading premium brand with an unbroken history of over 240 years. Its principal products are formal and casual tableware (which are produced in fine bone china, Queen's Ware® and porcelain), giftware, characterware (which are produced in fine bone china and earthenware, Jasper™, Queen's Ware®, and Black Basalt®) and jewelry. There are separate ranges of products sold under the Wedgwood® brand which are offered specifically to the corporate sector, particularly hotels, restaurants and airlines. In addition, the licenses granted to international designers Vera Wang and Jasper Conran have further strengthened the Wedgwood® brand.

Rosenthal®

        Rosenthal® is a high-quality brand which offers a range of classic, sophisticated and traditional porcelain tableware and gifts. The Rosenthal® brand has been in existence since 1879 when Philipp Rosenthal first signed his painted porcelainware. The brand has developed to include not only table and giftware, but also art pieces and limited editions by world renowned artists in porcelain and crystal. Today the Rosenthal® brand includes Rosenthal studio-line®, Rosenthal classic® and Thomas®, as well as the licensed collections "Rosenthal meets Versace", "Bvlgari Home Designs" and "Laura Ashley by Hutschenreuther".

        Since the 1950s, Rosenthal studio-line® has led the industry in modern, avant-garde design. Internationally renowned designers and artists such as Walter Gropius, Timo Sarpaneva, Tapio Wirkkala, Mario Bellini and Bjorn Wiinblad have all contributed to building Rosenthal's® brand name. Recent collaborations with designers Jasper Morrison and Platt and Young have led to many new product innovations. For example, Rosenthal secured the worldwide license for reproductions of Andy Warhol's works and designs in crystal and ceramics.

        During 1994, Rosenthal launched four exclusive porcelain patterns endorsed by the late Italian designer Gianni Versace. These patterns, as well as those more recently introduced by his sister, Donatella Versace, compete against Hermès and Cartier among others at the premium end of the tableware market.

        Rosenthal also launched a new collection in Spring 1999 in co-operation with Bvlgari, the luxury Italian jeweler. This range of products includes premium porcelain table and giftware, decorated with the design of watercolor artist Davide Pizzigoni.

Hutschenreuther®

        We acquired the Hutschenreuther® brand in August 2000. The product positioning of this brand is complementary to the Rosenthal range while extending Rosenthal's casual and gifting offering. Our acquisition of this brand effectively made Rosenthal one of the largest ceramics manufacturers and suppliers in Germany. In autumn 2002, Hutschenreuther introduced a new lifestyle collection with three new patterns licensed from the archives of the British fashion and interior company Laura Ashley.

Johnson Brothers®

        Johnson Brothers® brand, which was established in the UK over a century ago, offers fine earthenware tableware and giftware in the mid-price casual tableware market.

Other brands

        Wedgwood acquired many of the most famous names in the English ceramics industry prior to its acquisition by Waterford in 1986. This has provided us with an array of recognized brand names (such as Crown Staffordshire™, Tuscan™, J&G Meakin, Midwinter® and Bull in a China Shop™), all of which are registered trademarks in the UK and other territories, and which can be used for special product lines or promotions. Early 20th Century designs by Clarice Cliff and Susie Cooper have recently been revived and are currently enjoying popularity as collectors' items. Franciscan® is the key brand we use for our earthenware tableware in the US market, where the brand has higher consumer recognition than our other earthenware brands. Coalport® is our key brand in the prestige UK figurine and collectibles market and has shown market share advances in recent years. Mason's Ironstone™, another of our ceramics earthenware brands with a long established history, comprises a distinctive highly colorful and decorative, yet traditionally English, style of tableware and giftware. Thomas®, a brand with a strong European-based style, is directed towards the casual tableware and kitchenware market using contemporary shapes, with particular success in whiteware. Waterford® Fine China was launched as an extension to the Waterford® brand at the New York 1997 Table Top Show.

        The table below sets out the approximate percentage of our net sales of ceramics by brand for the year ended March 31, 2004.

Year ended March 31, 2004
Wedgwood	52%
Rosenthal	31%
Hutschenreuther	8%
Johnson Brothers	6%
Others	3%

Total	100%

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

        Over recent years, shifting consumer demand in the premium market has seen a greater emphasis on the development of less formal, more contemporary styles, resulting in keener pricing across most markets and sectors and has led to the introduction of mid-price collections, for example Sarah's Garden and Grand Gourmet. Wedgwood has recently worked with designers such as Vera Wang, Nick Munro, Paul Costelloe and Jasper Conran in order to take advantage of this trend.

Giftware

        Giftware is an important and growing proportion of our ceramic sales. Items such as vases, bowls, clocks and picture frames are produced to complement some of our major tableware patterns. In addition, we also have a large range of single giftware items in fine bone china, stoneware and non-ceramic materials, most notably Wedgwood's signature product—the stoneware Jasper™, and the figurine collections sold under the Coalport® brand name. Giftware is a central theme of the Rosenthal studio-line® range. That brand has a strong heritage in limited edition art pieces due to its experience with a wide range of international designers, like Frank Stella, James Rizzi, Victor Vasarely, Henry Moore, Roy Lichtenstein and Salvador Dalì. Rosenthal studio-line reproduces the artwork of Andy Warhol and James Rizzi on unique gift lines. In May 2003, Rosenthal launched a new limited art collection by 17 internationally renowned artists commemorating the late Philip Rosenthal. Characterware includes Wedgwood gift and tableware products, produced mainly in earthenware, which illustrate classic childhood characters, the most famous of which is Beatrix Potter's "Peter Rabbit".

Manufacturing

        The main ingredients of all ceramicwares are clay, feldspar and, in the case of fine bone china, calcinated animal bone (constituting approximately 50% by weight). In recent years, dust pressing has been introduced to replace the traditional methods for the production of flatware. In this process liquid clay is "spray dried" in a powerful stream of heated air to produce clay granules, which are compressed in isostatic presses to form the ware between the press membranes.

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

        Our ceramic manufacturing sites are currently located at Barlaston and Longton in Stoke-on-Trent in the UK and at Rosenthal-am-Rothbühl and Thomas-am-Kulm in Germany. We outsource approximately 10%, by net sales value of our ceramic products.

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

        We have made significant investment on casting and glazing machines, automated cup cells, new earthenware glost kilns, six-color printing and automated handling machinery. Developments continue in all areas, particularly glaze technology, dust pressing, automated casting, automated handling, automated decoration and lining, our use of computer-aided design and modeling, die making, and heat release pattern application.

        We pursue an active policy of providing safe systems of work and high standards of environmental management. ISO 9002, the internationally recognized quality standard, has been in operation throughout our UK based manufacturing operations since 1997. We continue to invest in the latest manufacturing technology.

Geographic Information

        In the year ended March 31, 2004, Germany was the largest sales market for ceramics followed by the UK, the US, Italy, the rest of continental Europe and the Far East.

        The table below sets out the percentage of our net sales of ceramics by geographic market for the year ended March 31, 2004.

Year ended March 31, 2004
Europe	54%
North America	24%
Asia-Pacific	21%
Rest of the World	1%

Total	100%

Design and Product Development

Wedgwood

        We believe that Wedgwood's brand name enjoys a high level of international customer awareness. In recent years, we have refreshed core patterns and developed new product ranges of both tableware, such as Sarah's Garden, Nantucket Basket, Grand Gourmet and Night and Day, as well as giftware, in order to reflect current market trends towards casual luxury living and more accessible price points, while complementing existing ranges.

        The ranges of Vera Wang at Wedgwood and Jasper Conran at Wedgwood both launched strong new patterns in the US, UK and Europe to further critical acclaim with the first entry into the casual sector for a Wedgwood designer association.

Rosenthal

        Rosenthal has a reputation for working extensively with internationally renowned designers, and for avant-garde design particularly in the Rosenthal studio-line range and the "Rosenthal meets Versace" collection. Product development is based on creating products that are suited to the various lifestyles of targeted end-consumers. Our relationships with internationally recognized lifestyle labels and brands, such as Versace and Bvlgari, aim at utilizing the competencies and skills of all parties—the quality, skill and beauty of Rosenthal products with the strength and flair of other strong market leaders in their respective fields.

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

        Rosenthal also continues to work with the Versace design team to introduce new designs from the Versace portfolio. Rosenthal also continues to streamline its products and ranges, in order to allow new products to play an increasingly important role in the further development of our ceramic business.

Premium cookware business

        We disposed of All-Clad on July 27, 2004, which constituted 89% of our Premium cookware business, by net sales, during the year ended March 31, 2004. The remainder of the discussion under this heading relates to the remaining Premium cookware business.

Brands

        We market Premium cookware under Spring™ cookware brand name.

Spring™

        In May 2002, we acquired certain assets—including, most notably, the Spring™ brand—of Spring AG, a Swiss luxury cookware company, which specialized in high-quality household cookware as well as professional cookware and food serving equipment for elite restaurants and hotels.

Products

Cookware

        Spring™ cookware comprises a range of premium items in the top price point range and are aimed specifically at the professional chef and enthusiastic amateur.

Sourcing

        All Spring™ products are outsourced primarily in the Far East.

Geographic Information

        Premium cookware sales are substantially all in the US and continental Europe.

Design and Product Development

        The Spring™ brand is recognized in Switzerland and parts of continental Europe and we plan to develop its presence in the US.

Other products

Brands

        Other products incorporates Waterford® Linens, Waterford® Writing Instruments, Waterford Holiday Heirlooms®, Wedgwood gourmet foods, jewelry, linens and cutlery, Rosenthal furniture and other non-crystal, non-ceramic and non-cookware products, including those distributed by Cashs Mail Order business.

Waterford® Linens

        Waterford® Linens was launched in 1995 as an extension to the Waterford® brand and is sold under a licensing agreement which is held by W/C Imports, Inc., trading as W-C Designs, a 100% subsidiary of Ashling Corporation. On July 1, 2001, we acquired 86.5% of the outstanding stock of Ashling Corporation from Fitzwilton Limited, a company controlled by Sir Anthony O'Reilly and Peter John Goulandris, two of our principal shareholders and the Chairman and Deputy Chairman of our Board of Directors, respectively. The sales of Ashling Corporation were approximately $30.3 million in 2001, the year of acquisition, and rose to $43.0 million in the year ended March 31, 2003 and again to $47.6 million in the year ended March 31, 2004. See "Item 7—Major Shareholders and Related Party Transactions".

Waterford® Writing Instruments

        Waterford® Writing Instruments are also sold under an exclusive licensing agreement with Hampton Haddon of Philadelphia.

Waterford Holiday Heirlooms®

        In 1997, Waterford Holiday Heirlooms® was launched as a further extension to the Waterford® brand.

Other Waterford licensed products

        Waterford® Fine Flatware and Waterford™ Silver Gifts are produced under license by Reed & Barton.

Wedgwood

        Wedgwood successfully licences the use of its Wedgwood® brand name to endorse various high-quality items such as tea, coffee, gourmet foods and linens. Over 90% of the sales of these items are in Japan. Total sales of these food products were €9.4 million for the year ended March 31, 2004. Wedgwood flatware is produced in the US under license by Oneida Limited.

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

        As well as marketing furniture, Rosenthal also markets high-quality table-top accessories such as linens, cutlery and candles under its brand name.

Products

Waterford® Linens

        Waterford® Linens are marketed by W-C Designs. Using linen, cotton sateen and damask in both contemporary and traditional designs, the collections include tablecloths, placemats, table runners and napkins to complement and complete collections of our dinnerware, glassware and lifestyle products.

Writing Instruments

        The licensed Waterford® and Marquis® by Waterford Writing Instruments ranges include roller-ball, ballpoint, fountain and purse pens. Waterford models, sourced in Germany, are Lismore, Cavendish, Alana, Glendalough and Kilbarry. The Marquis® by Waterford Writing Instruments range, sourced in Taiwan, includes the Claria and Arcadia patterns.

Waterford Holiday Heirlooms®

        Waterford Holiday Heirlooms® are comprised of three categories—Mouth-Blown Glass Ornaments, Holiday Home Decor and Ceramic Giftware. Holiday Home Decor consists of pre-decorated trees, kissing balls and wreaths. Ceramic Giftware is hand-painted in gold. Holiday Heirlooms are designed with details from the Waterford Archives and stamped with the Waterford name.

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

Geographic Information

        Other products sales are predominantly in the US. The table below sets out the percentage of our sales of other products by geographic market for the year ended March 31, 2004.

Year ended March 31, 2004
North America	60%
Europe	22%
Asia-Pacific	18%

Total	100%

Design and Product Development

        Waterford Linens are continually being developed in close conjunction with the design and marketing teams at both W-C Designs and Waterford Wedgwood USA.

        Waterford Holiday Heirlooms are continually being developed and refreshed with new additions to the three existing collections.

Marketing, Distribution and Retail Network

        We employ our own sales forces in the Republic of Ireland, the UK, the US, Japan, Hong Kong, Singapore, Taiwan, Australia, Canada, Germany and Italy. In other markets, we use independent representatives or we sell directly. We reinforce our marketing efforts through an advertising program, particularly in the US, the UK, Asia, Germany, Italy and Ireland, advertising primarily in quality magazines. We also use a variety of other advertising methods and media, including the Internet.

        We have a strong retail network in the UK, US, Japan, Australia, Germany and the Asia-Pacific region with the majority of sales being made through specialty retail outlets which are either independently owned, wholly-owned by us or operated through in-store concessions whereby we rent space in a store ("shop-in-shop"). As at March 31, 2004, we had over 450 outlets throughout the world of which over 320 were shop-in-shop locations. We operate a program of continual refurbishment of these outlets in order to ensure that the presentation of our products in these retail stores is maintained at a consistently high level.

        Historically, we have distributed our products through separate established distribution channels, so as to specifically target consumers of those products. More recently, we have begun to use the existing distribution networks of our premier brands to market and sell more of our other products through the same distribution channels. For example, after our acquisition of All-Clad, we began to market and distribute our premium cookware products through the use of bridal registries, a method that we have traditionally used to market our crystal and ceramic products at department stores in the US.

Waterford and Wedgwood

        Our sales in the US are made primarily through department stores and specialty retailers. A significant part of department store and specialty retailer sales are made through bridal registries. We also operate business divisions to control our own retail stores and to expand the hotelware, executive gifts and incentives businesses. There are currently 41 wholly-owned Waterford Wedgwood outlets in the US, with plans for selective further growth in target locations. Waterford Crystal also sells its products through catalogs mailed into the US.

        Sales in the UK, the Republic of Ireland and the rest of Europe are made primarily through a broad range of retail outlets. A significant portion of our sales in the Republic of Ireland are made to tourists. The Waterford Crystal Visitor Center at the main Waterford Crystal manufacturing facility in the Republic of Ireland maintained its position as one of the top Irish tourist attractions and a significant source of retail sales for us. We continue to develop our tourist related business.

        In the Asia-Pacific region, which includes Japan, Hong Kong, Singapore and Taiwan, we have companies or branch offices with distribution, marketing and sales operations. Japan is a key market for Wedgwood branded products, where it is the leading imported premium ceramic brand. Japanese citizens traveling abroad have also generated significant retail sales for the Wedgwood brand in locations as far as Hong Kong, London and Hawaii. However, the significant reduction of tourism in recent years has had a detrimental impact on Wedgwood's retail sales in these tourist areas.

Rosenthal

        Rosenthal's brand awareness and sales strengths lie primarily in Europe, specifically in the German speaking countries and in Italy and Scandinavia. Rosenthal subsidiaries distribute both Rosenthal and Wedgwood branded products in Italy, France, Sweden, Austria and Switzerland. Rosenthal operates its own distribution system in the US market. Distribution arrangements for Rosenthal in Canada, Japan and the UK are undertaken by Wedgwood.

All-Clad

        Substantially all of our premium cookware sales up to July 27, 2004 were made by All-Clad in the US, through department stores and specialty retailers. However, we have begun to expand into other outlets and overseas markets with our Spring brand, following the disposal of All-Clad in July 2004.

Competition

        We compete worldwide, primarily with other international manufacturers of high-quality crystal and ceramics and other premium gift and luxury lifestyle products including premium cookware, kitchenware, bakeware and linen. Competition is based principally on product design, quality, brand image and reputation and, to a lesser extent, price. National markets tend to be fragmented with indigenous producers accounting for the greater part of sales in those markets. In addition, our products are in competition with other luxury branded products such as fashion accessories, clothing, jewelry, perfumes, giftware and homeware. In all cases, the brands or the manufacturers of such products have consumer-identifiable prestigious reputations.

        One of the prime objectives of the crystal business in developing the Marquis® by Waterford brand was to gain crystal market share by offering consumers products with a Waterford Crystal endorsement in a price and design segment of the market in which Waterford Crystal previously had no product offering. The marketing of new Waterford Crystal products at lower price points, the introduction of John Rocha at Waterford® crystal, Jasper Conran at Stuart™ crystal, Sarah's Garden, Grand Gourmet, Jasper Conran Casual and 101 and the development of mid-price designer ranges by Rosenthal are all designed to meet the increase in consumer demand for less formal, mid-price point products, without compromising our premium brands Waterford®, Wedgwood®, Rosenthal®, and Spring™.

        Our products, whether Waterford Crystal, Rosenthal porcelain or Wedgwood fine bone china, are characterized by having significant market shares in each of the markets in which they operate.

        In the US, Waterford® is the leading brand of fine crystal, with an estimated 40% market share including Marquis. Wedgwood® is ranked as the number two brand of formal dinnerware by sales, with an estimated 19% market share in the US. Waterford® Fine China is ranked as the number four brand of fine china by sales, with an estimated 7% market share. The combined market share of Wedgwood® and Waterford® Fine China in the US is estimated to be approximately 26% of the formal china market and is second only to Lenox, which is estimated to have a 41% share of that market.

        In the UK, we estimate that Wedgwood® is ranked as the number one brand of fine china by sales with an estimated 24% market share. In independent research Waterford® crystal was ranked as the number one brand for quality in the UK. In addition, we believe that Waterford® and Stuart® are ranked as the number one brands of high-quality crystal by sales, with an estimated 28% market share.

        In Germany, Rosenthal® is ranked as the number one brand of ceramicware by sales, with an estimated 38% market share. In Japan, Wedgwood® is ranked as the leading brand by sales of imported fine china. In Ireland, we believe that Waterford® is ranked as the number one brand of high-quality crystal by sales, with an estimated 63% market share.

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

Crystal

        The principal ingredients in the manufacture of Waterford crystal are soft batch and silica sand. Soft batch consists of prills containing litharge, potash and other minor materials and has been patented jointly by Waterford Crystal and a UK supplier. Currently silica sand is purchased in Belgium.

        Outsourced products accounted for 25% of net sales of crystal in the year ended March 31, 2004. The number of sources for crystal outsourced products at March 31, 2004 amounted to twenty three, primarily in Germany and other European countries. The termination of relations with any particular supplier would not have a materially adverse effect on our business.

Ceramics

        The main ingredients of all ceramicware are various clays, feldspar and, in the case of bone china, calcinated animal bone. Approximately two-thirds of the suppliers of the raw materials for Wedgwood's fine bone china and fine earthenware products are based in the Potteries region, in the vicinity of Wedgwood's premises in the UK, with a majority of the balance based in the rest of the UK. Rosenthal obtains approximately 15% of its raw materials from Spain. Historically, neither Wedgwood nor Rosenthal has experienced difficulties in obtaining any of their ceramic raw materials.

Premium cookware

        Spring premium cookware is all outsourced. The termination of relations with any particular supplier would not have a materially adverse effect on our business.

Our Restructuring Program

        The economic downturns in the US, Europe and Japan in recent years, the terrorist attacks in the US on September 11, 2001 and the geopolitical instability and armed conflict which have followed had an adverse impact on our sales, as consumers reduced purchases of luxury items in the face of difficult economic conditions. Further, the related decline in tourism has also had an adverse impact on our sales. We have responded by restructuring and refocusing our business.

Waterford restructuring program

        On November 7, 2001, we announced a restructuring program for our Waterford operations aimed at lowering our operating costs, by reducing labor costs and maximizing our use of technology. This was achieved by reducing our fixed production capacity, closing our Stuart crystal manufacturing plant in Stourbridge in the West Midlands in the UK and transferring a portion of this production to our existing crystal factories in Ireland and outsourcing the remainder. See note 6.(a) to our Consolidated Financial Statements.

        In July 2003, we announced a further restructuring of the Waterford operations in Ireland, allowing us to further reduce our cost and decrease the number of employees. The key elements of this package were to maximise the utilization of the existing technology asset base, to reduce premium cost overtime and shiftwork, to reduce associated overhead cost structures and other efficiency/cost improvement measures.

        In September 2004, we announced a period of seven weeks short-time working up to March 31, 2005 to further reduce costs and inventories.

Wedgwood restructuring program

        In 2001, we announced a restructuring program for our Wedgwood operations with the objective of lowering our operating costs and improving operating efficiencies by consolidating our warehousing operations in the UK, making greater use of technology and devolving certain Wedgwood central sales and administrative functions. See note 6.(a) to our Consolidated Financial Statements.

        In June 2003, we announced a further restructuring of our Wedgwood operations. The restructuring program included the closing, during calendar year 2003, of two of our earthenware manufacturing plants in Stoke-on-Trent, in the UK, the consolidation of our Wedgwood branded fine earthenware production at our existing factories in Barlaston and Longton in Stoke-on-Trent and the related lay-off of approximately 1,000 employees. At the same time, we entered into an outsourcing agreement with a high-quality contract manufacturer in the People's Republic of China for the manufacture of our Johnson Brothers branded earthenware.

Rosenthal restructuring program

        During the year ended March 31, 2003, we completed the integration of Hutschenreuther's operations into those of Rosenthal which has allowed us to further reduce our costs and decrease the number of our employees. See note 6.(b) to our Consolidated Financial Statements.

Working capital review

        We have selected a dedicated internal management team to work with international business consultants to simplify working capital management and manufacturing processes and release cash to be more effectively re-deployed within the business. We expect that the project will lead to a reduction in our investment in inventories and receivables and rationalization of manufacturing runs in order to enhance trading margins, operating income and cash flow.

Distribution

        Our products are distributed from our principal distribution centers located in the Republic of Ireland, the UK, Germany and the US and from smaller distribution facilities located in Japan, Australia, Canada, Italy, France, Taiwan, Switzerland, Sweden, Hong Kong and Singapore.

Intellectual Property

        The names "Waterford®", "Wedgwood®", "Rosenthal®", "Spring™", Waterford Crystal's seahorse device, Wedgwood's "W" device, and Rosenthal's crossed swords device are our principal trademarks.

        Waterford® is registered as a trademark for our crystal products in over fifty countries, including the Republic of Ireland, the US, Japan, Australia, the member states of the E.U., and many others. In conjunction with the Waterford mark, the seahorse device appears on all of our products where feasible. This device is also registered in numerous jurisdictions throughout the world. Registration of the Marquis® by Waterford trademark has been obtained in all the principal classifications in the US, Ireland, the UK and Australia. The Stuart® crystal trademark is also registered in all principal classifications in the US, Ireland, the UK and Australia. In addition, a logo trademark for each of these brands is registered in the same jurisdictions. Many stemware suite names and product names are also protected by trademark registration in numerous countries. Such names include Lismore, Colleen, Araglin, John Rocha at Waterford® crystal, Geo and Imprint.

        The name "Wedgwood®" is the trademark carried by the fine bone china, fine stoneware and fine earthenware products of Wedgwood Limited and its subsidiaries and is registered in most countries throughout the world including the UK, the US, Japan, Australia and Canada. The Wedgwood W device symbol appears on the reverse side of all Wedgwood fine bone china products. Other registered trademarks of Wedgwood Limited include Coalport®, Adams, Mason's Ironstone™, Jasper™, Johnson Brothers® and Franciscan®. Many Wedgwood patterns and pattern names are registered selectively, mainly in Japan and the US.

        Rosenthal® and Thomas® are the principal trademarks applied to the porcelain products of Rosenthal AG and its subsidiaries. Rosenthal®, Thomas®, Hutschenreuther® and Rosenthal's crossed swords device, are registered trademarks in many countries around the world, principally in Europe and North and South America.

        Spring™ is the principal trademark carried by our premium cookware products. Spring™ is a registered trademark in many countries including the US, the UK and Switzerland.

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

Environmental Policy

        Our principal manufacturing facilities in Ireland, the UK, Germany and the US are subject to numerous national and E.U. environmental laws and regulations concerning emissions to air, discharges to surface water, noise emission, proper disposal of waste products and other environmental issues.

        In 2004, Waterford Crystal Limited was fined €3,000 for non-compliance with its Integrated Pollution Control licence. Waterford Crystal is now compliant.

        Based on the evidence of periodic environmental auditing, we believe that our operations are in compliance in all material respects with applicable environmental laws and regulations. We are not aware of any pending legal proceedings relating to environmental regulations which are likely to have a material adverse effect on our consolidated financial position or results of operations.

Organizational Structure

        Listed below are the principal subsidiary companies that comprise the Group, as at September 24, 2004.

Name	Registered office and country of incorporation	Nature of business
Manufacturing
Waterford Crystal (Manufacturing) Limited(2)	Kilbarry, Waterford, Ireland	Crystal glass manufacturer
Josiah Wedgwood & Sons Limited	Barlaston, Stoke-on-Trent, England	Ceramic tableware/giftware manufacturer
Rosenthal AG	Selb, Germany	Ceramic tableware/giftware manufacturer
Distribution
Waterford Crystal Limited(1)(2)	Kilbarry, Waterford, Ireland	Distributor
Stuart & Sons Limited(1)	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Australia Limited	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Canada Inc.	Toronto, Canada	Distributor
Waterford Wedgwood USA, Inc.	New York, USA.	Distributor
Waterford Wedgwood Japan Limited	Tokyo, Japan	Distributor
Waterford Wedgwood Retail Limited	Barlaston, Stoke-on-Trent, England	Retailer
Josiah Wedgwood & Sons (Exports) Limited	Barlaston, Stoke-on-Trent, England	Exporter
Josiah Wedgwood (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	Retailer
Waterford Wedgwood Trading Singapore Pte. Limited	Singapore	Distributor
Waterford Wedgwood (Taiwan) Limited	Taipei, Taiwan	Distributor
Wedgwood GmbH	Selb, Germany	Sales Office
W/C Imports Inc.	California, USA.	Linen distributor
Spring International GmbH(1)	Switzerland	Distributor
Spring USA. Corporation	Delaware, USA.	Distributor
Cashs Mail Order Limited(1)	Kilbarry, Waterford, Ireland	Distributor
Finance
Statum Limited	Barlaston, Stoke-on-Trent, England	Finance

Other
Waterford Wedgwood UK plc(1)	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Wedgwood Limited	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Waterford Wedgwood Inc.	Delaware, USA.	Subsidiary holding company
Waterford Glass Research and Development Limited(1)(2)	Kilbarry, Waterford, Ireland	Research and development
Dungarvan Crystal Limited(1)(2)	Kilbarry, Waterford, Ireland	Dormant
Waterford Wedgwood Employee Share Ownership Plan (Jersey) Limited(1)	St. Helier, Jersey	Trustee company
Waterford Wedgwood GmbH	Selb, Germany	Subsidiary holding company
Waterford Wedgwood Linens Inc.(1)	Delaware, USA.	Subsidiary holding company
Ashling Corporation	California, USA.	Subsidiary holding company

(1)
Immediate subsidiaries of Waterford Wedgwood plc. Our other subsidiaries are included in the financial statements in accordance with Regulation 4(1)(d) of the European Communities (Companies: Group Accounts) Regulations, 1992. With the exception of Rosenthal AG, of which we own 89.8%, Ashling Corporation, of which we own 86.5% and Spring USA. Corporation, of which we own 60% as at March 31, 2004, all subsidiary companies are 100% owned. All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited, which operates in Australia.

(2)
Companies covered by guarantees in accordance with Section 17 of the Companies (Amendments) Act, 1986. See note 25 to our Consolidated Financial Statements.

Property, Plant and Equipment

        Through our subsidiary companies, we hold freehold or leasehold interests in premises used for manufacturing, warehousing, wholesaling, retailing or administration in Ireland, the UK, Germany, the

US, Canada, Japan, Australia, Hong Kong, Singapore, Taiwan, France, Italy, Sweden, Austria, Belgium and Switzerland. The table below identifies our principal properties as at September 20, 2004:

Location	Approximate sq. ft. area	Title	Nature of Activities
Ireland
Kilbarry, Waterford	565,000	Freehold*	Manufacture and warehousing of crystal glass. Includes administration facility.
Dungarvan	175,000	Freehold*	Manufacture of crystal glass. Includes administration facilty.
UK
Barlaston, Stoke-on-Trent	874,000	Freehold*	Manufacture of fine bone china and earthenware. Includes administration facility.
Longton, Stoke-on-Trent	185,000	Freehold	Manufacture and warehousing of fine bone china and earthenware.
Stone, Staffordshire	213,000	Operating lease	Warehousing. Includes administration facility.
Germany
Rosenthal-am-Rothbühl	565,000	Freehold	Manufacture and warehousing of porcelain. Includes administration facility.
Thomas-am-Kulm	337,000	Freehold	Manufacture and warehousing of porcelain. Includes administration facility.
US
Wall, NJ	255,000	Operating lease	Warehousing. Includes administration facility.

*
Pledged as collateral for our Facility Agreement.

Item 5—Operating and Financial Review and Prospects

        You should read the following discussion together with our Consolidated Financial Statements and their related notes contained in this annual report. We have prepared our Consolidated Financial Statements in accordance with Irish GAAP, which differs in certain significant respects to US GAAP. A discussion of the principal differences relevant to our Consolidated Financial Statements and a reconciliation to US GAAP of our net income and shareholders' equity for certain of the financial periods discussed in this section is set forth in note 32 to our Consolidated Financial Statements included elsewhere in this annual report.

        Prior to 2002, our fiscal year ended on December 31, and the last full such fiscal year was the year ended December 31, 2001. Thereafter, we changed our fiscal year end to March 31. Our first fiscal period ended March 31 was the three months ended March 31, 2002, and our first full fiscal year ended March 31 was March 31, 2003. In order to assist comparisons with our audited financial information for the fiscal year ended March 31, 2003, we have prepared unaudited income and cash flow statement information for the twelve month period ended March 31, 2002, and our unaudited results of operations for that period are discussed below. See "—Presentation of unaudited financial information.

        Some of the information set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" and "Item 3—Key Information—Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in such forward-looking statements as may be contained in this annual report.

        When we use "we", "us", "our" or other similar terms in Item 5, we are referring to Waterford Wedgwood plc and its subsidiaries, unless the context requires otherwise.

Overview of Our Business

        We are one of the world's leading designers, manufacturers and marketers of branded luxury lifestyle products, including high-quality crystal, ceramics (including fine bone china, fine porcelain and earthenware) and premium cookware. Our portfolio of established luxury lifestyle brands includes Waterford® crystal, Wedgwood® fine bone china, Rosenthal® porcelain and Spring™ premium cookware, among others. In addition, we have well established co-branding relationships with a range of leading designers and celebrities, including Versace, John Rocha, Jasper Conran, Vera Wang, Emeril Lagasse, the Andy Warhol Foundation, Bvlgari and Paul Costelloe.

        We operate in four principal product categories: crystal, ceramics, premium cookware and other products. In the fiscal year ended March 31, 2004, crystal accounted for 32% of our net sales (€263.2 million), of which Waterford® branded products (including Marquis® by Waterford) accounted for 84% of such net sales; ceramics accounted for 44% of our net sales (€365.6 million), of which Wedgwood® branded products accounted for 52% of such net sales and Rosenthal® branded products accounted for 31% of such net sales; premium cookware accounted for 12% of our net sales (€100.1 million), of which All-Clad® branded products (including Emerilware products) accounted for 89% of such net sales; and our sales of other products accounted for the remaining 12% of our net sales (€103 million).

Net sales by segment

        We generated net sales of €1,012.0 million, €997.6 million, €951.3 million and €831.9 million in the year ended December 31, 2001, the twelve months ended March 31, 2002 and the years ended March 31, 2003 and 2004, respectively.

Crystal

        Crystal has accounted for a decreasing percentage of our net sales in recent years, primarily due to the strong growth of our premium cookware business and as a result of the decrease in demand for luxury lifestyle products. In the fiscal year ended December 31, 2001, the twelve months ended March 31, 2002 and the fiscal years ended March 31, 2003 and 2004, crystal accounted for 36.4% (€368.6 million), 35.9% (€357.9 million), 33.0% (€314.3 million) and 31.6% (€263.2 million) of our net sales, respectively.

Ceramics

        Ceramics has generally accounted for a substantial, yet decreasing, (with the exception of a slight increase in 2004 over 2003) percentage of our net sales in recent periods, primarily as a result of the strong growth of our premium cookware business and a decrease in demand for luxury lifestyle products and increased competition in the mid-price earthenware tableware market. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Strong competition in the ceramics market". In the fiscal year ended December 31, 2001, the twelve months ended March 31, 2002 and the fiscal years ended March 31, 2003 and 2004, ceramics accounted for 46.7% (€472.9 million), 46.0% (€458.5 million), 43.5% (€414.2 million) and 43.9% (€365.6 million) of our net sales, respectively.

Premium cookware

        Premium cookware sales have accounted for an increasing percentage of our net sales in recent years, primarily due to an increase in our net sales of premium cookware resulting from our introduction of new product lines, such as Emerilware, and our acquisition of the Spring™ brand of premium cookware in 2002. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions—Spring". In the fiscal year ended December 31, 2001, the twelve months ended March 31, 2002 and the fiscal years ended March 31, 2003 and 2004, premium cookware accounted for 9.2% (€92.9 million), 9.6% (€95.7 million), 12.8% (€121.8 million) and 12.0% (€100.1 million) of our net sales, respectively.

Other products

        Other products have accounted for an increasing percentage of our net sales in recent years, primarily as a result of our brand extensions into linens, jewelry, writing instruments and other giftware and our acquisition of Ashling Corporation. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions—Ashling Corporation". In the fiscal year ended December 31, 2001, the twelve months ended March 31, 2002 and the fiscal years ended March 31, 2003 and 2004, other products accounted for 7.7% (€77.6 million), 8.6% (€85.5 million), 10.6% (€101 million) and 12.4% (€103 million) of our net sales, respectively.

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

        In recent years the economic downturns in the US, Europe and Japan (accounting for 49.4%, 36.2%, and 8.9%, respectively, of our net sales in the year ended March 31, 2004), the terrorist attacks in the US on September 11, 2001 and the geopolitical instability and armed conflict which have followed have had an adverse impact on our sales, particularly on our sales of crystal and ceramics, during the fiscal periods covered in this section, as consumers have reduced purchases of luxury items.

        Our net sales of crystal and ceramic products in the US, where our products have traditionally been distributed largely through department stores, have also been affected by the recent decline in US department store sales generally, reflecting in part the increasing interest by US consumers in alternative shopping forums, including specialty stores, the Internet and mail order catalogs. Our efforts to leverage and broaden our multi-channel distribution network are intended to counteract this trend by attempting to distribute more of our luxury lifestyle products through alternative shopping forums such as specialty stores, through the Internet and our mail order business.

Exchange rate fluctuations

        We are subject to risks from exchange rate fluctuations, since a substantial portion of our net sales are denominated in currencies other than our reporting currency, the euro, particularly US dollars, UK pounds sterling, and Japanese yen, while our expenses are denominated largely in euro and UK pounds sterling. For example, during the year ended March 31, 2004, approximately 49% of our net sales were in US dollars, 24% were in euro, 15% were in UK pounds sterling, 7% were in Japanese yen and the balance was in other currencies, while approximately 50% of our costs were denominated in euro, since the majority of our manufacturing facilities are located in Ireland and Germany. In general, when currencies in which we incur our costs strengthen against other currencies in which we earn revenues, our results of operations are negatively affected to the extent we are unable to recover our increased costs through price increases in the countries in which we earn revenues. Conversely, depreciation of the currencies in which we incur our costs has a positive impact on our results of operations. Our net sales of crystal are particularly exposed to fluctuations in the rate of exchange between the US dollar and the euro because a significant portion of those sales occurs in the US. Our net sales of ceramics are less exposed to fluctuations in the value of the euro because a higher proportion of ceramics sales occur within the euro zone. To the extent that our net sales of ceramics are exposed to the fluctuations in the value of the euro, this is primarily with respect to the value of the euro against the yen since we sell a substantial portion of our ceramic products in Japan. Our net sales of premium cookware are exposed to fluctuations in the translation rate of exchange between the US dollar and the euro because nearly all of those sales occur in the US. However, such fluctuations in the exchange rate do not have a material impact on our premium cookware operating income because we manufacture significantly all of our premium cookware in the US.

        We also incur exchange rate risk whenever we enter into any other transaction, including borrowing funds, in a currency other than euro.

        It is our policy to protect future revenues by selling forward currency contracts in respect of a portion of our revenues as a means of hedging our future revenues against fluctuations caused by exchange rate movements. We net our expected future trading flows by currency and, where we consider it appropriate, we partially hedge up to three years in advance. During the year ended March 31, 2003 we elected to cancel a portion of our outstanding forward currency contracts for 2003. Gains from the use or cancellation of such hedging instruments helped to counteract the fall in value of the US dollar versus the euro and a fall in the value of the Japanese yen versus the UK pound sterling in 2003, and contributed to an improvement in our operating income for the year ended March 31, 2003 of approximately €10.4 million.

        During the year ended March 31, 2004 we elected to cancel a portion of our outstanding future years forward cover, resulting in a further gain of €1.2 million during fiscal 2004.

        For the year ended March 31, 2004 we realized our US dollar receipts at an average exchange rate of US$1.11 to €1.00 and we realized our Japanese yen receipts at an average exchange rate of ¥185.21 to £1.00.

        Currently, for the year ended March 31, 2005, we have hedged 72.5% of our anticipated US dollar receipts at an average exchange rate no worse than $1.25 to €1.00 and 85.9% of our anticipated Japanese yen receipts at an average exchange rate of ¥172.55 to £1.00.

        If we did not hedge our currency exposures, we estimate that a one cent (¢1) decline in the value of the US dollar against the euro would reduce our operating income by €0.8 million in a full year and a ten yen (¥10) decline in the yen against the UK pound sterling would reduce our operating income by €1.7 million in a full year.

New capital structure

        During the year ended March 31, 2004, we entered into a refinancing package designed to improve the Group's liquidity, extend the maturity of its indebtedness and provide it with a more stable long-term capital structure (the "Refinancing"). The principal elements of the Refinancing were (1) an offering of €166 million in principal amount of 9 7/8% Mezzanine Notes due 2010 (the "Mezzanine Notes"), (2) the issuance of 3 new stock units (each comprising a new Ordinary Share of the Company and a new Income Share in WW UK which are "stapled" together) for every 11 stock units at a price of €0.18 per new stock unit (the "Rights Issue"), (3) entry into the Second Amendment and Restatement Agreement for the €347,542,854 Revolving Credit Facility and Bilateral Facilities for Waterford Wedgwood plc, Waterford Wedgwood UK plc, certain of their subsidiaries, the Governor and Company of the Bank of Ireland and The Royal Bank of Scotland, as mandated lead arrangers, dated November 26, 2003 (the "Amended Revolving Credit Facility") (which included certain Bilateral Facilities on a committed basis), (4) entry into an Amendment and Restatement Agreement in relation to $95 million of 8.75% Secured Senior Notes due 2008 of Waterford Wedgwood Finance, Inc. (the "Secured Senior Notes"), dated November 26, 2003 (the "Amended Purchase Agreement") and (5) a new term loan for Rosenthal.

        On November 25, 2003, we issued the Mezzanine Notes, which are guaranteed by certain of the Company's subsidiaries. The net proceeds from the offering of the Mezzanine Notes, after deducting the estimated expenses of the offering and the applicable underwriting discounts and commissions, were approximately €156.8 million.

        On November 26, 2003, we entered into the Amended Revolving Credit Facility. The terms of the Amended Revolving Credit Facility required that €81.5 million of the net proceeds of the offering of the Mezzanine Notes and €26.4 million of the net proceeds of the Rights Issue be applied to the repayment of amounts then outstanding under the Company's original credit facility. In addition, €4.9 million of the proceeds of the Mezzanine Notes were used to repay amounts under certain facilities related to the Amended Revolving Credit Facility. Following such repayments, borrowings under the Amended Revolving Credit Facility were reduced to €226.2 million.

        On November 26, 2003, we entered into the Amended Purchase Agreement with holders of the Secured Senior Notes to amend the Secured Senior Notes. The Amended Purchase Agreement served to amend the terms of a series of substantially identical note purchase agreements which had originally been executed on November 18, 1998 with the purchasers named therein, pursuant to which Waterford Wedgwood Finance, Inc. issued $95 million in an aggregate principal amount of notes on a private placement basis. Pursuant to the Amended Purchase Agreement, €20.8 million of the proceeds of the offering of the Mezzanine Notes and €6.7 million of the net proceeds of the Rights Issue were applied to the repayment of such amount of principal then outstanding under the Secured Senior Notes (as well as €3.7 million for certain related redemption payments). After such repayments, there was an aggregate of approximately €54.3 million ($62.9 million) of principal outstanding under the Secured Senior Notes.

        In December 2003, we completed the Rights Issue. The Rights Issue resulted in the issuance of 213,640,119 new stock units and raised approximately €35.3 million, net of expenses (including underwriting commissions).

        As part of the refinancing, new credit facilities have been granted to Rosenthal and Waterford Wedgwood GmbH. Following a total repayment of €5.0 million of the facility granted to Waterford Wedgwood GmbH, to be financed from the net proceeds of the Mezzanine Notes, and a further partial repayment of €1.6 million of the facility granted to Rosenthal, to be financed from Rosenthal's short-term deposits and cash, the new facility in the amount of €13.4 million will remain in place for the Rosenthal group of companies.

        In addition to the use of the proceeds of the Mezzanine Notes to repay certain of our indebtedness, as described above, we retained the balance of the net proceeds from the offering of the Mezzanine Notes (approximately €41.2 million) to discharge the various expenses of the refinancing of the long-term debt (€12.5 million) and for general working capital purposes and additional liquidity (€28.7 million).

        On May 28, 2004, we procured additional banking facilities of up to €40 million by way of subordinated loans.

        On September 30, 2004, the Company and certain of its affiliates and subsidiaries entered into a Facility Agreement (the "Facility Agreement") with certain financial institutions and Burdale Financial Limited, as agent for such financial institutions (the "Agent"). On September 30, 2004, the Company used the Facility Agreement to borrow €138.9 million with which it repaid its entire indebtedness under the Amended Revolving Credit Facility Agreement, the Secured Senior Notes and the Rosenthal Facilities, amounting to €88.0 million, €25.7 million and €25.2 million, respectively, at the time of such repayment. In connection with this refinancing, the Amended Revolving Credit Agreement, the Amended Note Purchase Agreement and the Rosenthal Facilities were terminated.

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

Rosenthal AG

        On June 5, 2001, we announced a tender offer for the remaining shares in Rosenthal AG that we did not already own, and were able to purchase an additional 5.2% of the share capital of Rosenthal AG for a purchase price of €5.3 million, bringing our ownership of Rosenthal AG to 89.8% of its issued share capital. Of the €59.3 million in aggregate goodwill arising on the acquisition of 89.8% of the issued share capital of Rosenthal AG, we capitalized €21.2 million and began to amortize this amount over 20 years. See note 16.(c) to our Consolidated Financial Statements.

Ashling Corporation

        With effect from July 1, 2001, we acquired 86.5% of the issued share capital of Ashling Corporation, a corporation indirectly controlled by Sir Anthony O'Reilly and Peter John Goulandris, our principal shareholders and the Chairman and Deputy Chairman of our Board of Directors, respectively. See "Item 7—Major Shareholders and Related Party Transactions". The Ashling Corporation owns 100% of W-C Designs, a distributor of fine linens. We purchased this stake in Ashling Corporation for a purchase price of €11.2 million, and recognized goodwill of €10.3 million which we began to amortize over 20 years. As part of our acquisition of Ashling Corporation we acquired €4.6 million of their pre-existing indebtedness. The acquisition of the Ashling Corporation contributed €25.4 million to our net sales in the year ended December 31, 2001. Sales of Ashling Corporation were €43.0 million in fiscal 2003 and €40.3 million in fiscal 2004. See note 16.(b) to our Consolidated Financial Statements.

Spring

        With effect from May 1, 2002, we acquired the Spring™ brand from the administrator of Spring AG, a Swiss luxury cookware company, together with the related assets and intellectual property rights for a purchase price of €3.7 million. The acquisition of the Spring™ brand contributed €7.7 million to our net sales in the year ended March 31, 2003. We capitalized the value of the Spring™ brand and related intellectual property rights in the amount of €1.0 million and began to amortize this cost over 20 years. See note 16.(d) to our Consolidated Financial Statements.

Cashs Mail Order

        On November 4, 2002, we acquired Cashs Mail Order business and mailing lists, together with other related assets and intellectual property, from Fairway Investments Limited for a purchase price of €22.7 million. The acquisition of the Cashs Mail Order business contributed approximately €12.0 million to our net sales in the year ended March 31, 2003. We capitalized the value of the Cashs' brand and related intellectual property rights in the amount of €14.9 million and began to amortize this cost over 20 years. We also capitalized the value of Cashs' mailing lists in the amount of €1.5 million and began to amortize this cost over five years. See note 16.(d) to our Consolidated Financial Statements.

Strong competition in the ceramics market

        The market for ceramics is highly competitive. In the ceramics industry, particularly in the mid-price earthenware market, competition from low-cost producers and the recent deteriorating economic conditions have led to strong competitive pressures on our pricing and margins. As a result, the net loss of our ceramics business increased in the year ended March 31, 2004, from €29.4 million in the year ended March 31, 2003 to €30.4 million in the year ended March 31, 2004. The net loss of our ceramics business was €25.5 million in the twelve month period ended March 31, 2002. Exceptional restructuring charges included within these net losses amounted to €28.8 million in the year ended March 31, 2004, €31.2 million in the year ended March 31, 2003 and €33.9 million in the twelve months ended March 31, 2002.

        These competitive pressures led us to seek to lower our operating costs and reduce our in-house ceramics production capacity in calendar year 2003, which resulted in our decision to close two manufacturing plants in the UK and to outsource the manufacture of our Johnson Brothers® brand to the People's Republic of China during 2003. See "—Effect of recent restructuring".

Effect of recent restructuring

        We operate in a competitive environment, particularly in our ceramics business. Our continued ability to reduce costs is a key factor in maintaining or improving our operating income. This has led us to reduce our operating costs and capacity and to restructure our operations as follows:

  •
  the consolidation of our warehousing operations in the UK in 2001, greater use of technology and the devolution of certain Wedgwood central sales and administrative functions, which resulted in a restructuring charge of €19.6 million in the year ended December 31, 2001 (see note 6.(a) to our Consolidated Financial Statements);

  •
  the closure of our crystal manufacturing plant in Stourbridge in the West Midlands in the UK in 2001, the consolidation of our Stuart branded crystal manufacturing at our existing crystal factory in Ireland and the reduction of our production capacity at our crystal and ceramics manufacturing plants in the UK, Ireland and Germany, resulted in a restructuring charge of €24.3 million in the year ended December 31, 2001 (see note 6.(a) to our Consolidated Financial Statements);

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

        The unaudited financial information for the twelve month period ended March 31, 2002 may also not be directly comparable to the historical financial information for the year ended March 31, 2003, due to the following restructuring activities:

  •
  the closure of two of our earthenware factories in Stoke-on-Trent in the UK during 2003, and the consolidation of our Wedgwood branded fine earthenware production at our existing factories in Barlaston and Longton in Stoke-on-Trent in the UK and the subsequent outsourcing of production to Asia, as well as the restructuring of our European retail operations, which resulted in exceptional charges of €28.5 million (involving plant, machinery and land, building and inventory write-downs) in the year ended March 31, 2003 (see note 6.(b) to our Consolidated Financial Statements);

  •
  the completion of the integration of Hutschenreuther's operations into those of Rosenthal, which resulted in a restructuring charge of €2.7 million in the year ended March 31, 2003 (see note 6.(b) to our Consolidated Financial Statements);

  •
  the restructuring of our Waterford operations in Ireland, which resulted in a restructuring charge of €3.0 million in the year ended March 31, 2003 (see note 6.(b) to our Consolidated Financial Statements); and

  •
  headcount reduction in our selling and distribution operations, which resulted in a restructuring charge of €1.5 million in the year ended March 31, 2003 (see note 6.(b) to our Consolidated Financial Statements).

        These restructuring measures resulted in exceptional restructuring charges in an aggregate amount of €35.7 million for the year ended March 31, 2003.

        Further restructuring activities have taken place during the year ended March 31, 2004:

  •
  redundancies at two of our earthenware factories in Stoke-on-Trent in the UK, the closure of which was announced in 2003 (see note 6.(d) to our Consolidated Financial Statements); and

  •
  implementation of an early retirement and re-deployment program and further automation and rationalization of manufacturing operations in Ireland (see note 6.(d) to our Consolidated Financial Statements).

        These restructuring measures resulted in exceptional charges of €36.5 million for the year ended March 31, 2004. See "Item 4—Information on the Company—Our Restructuring Program".

Capital expenditures and modernization of our existing factories

        While we have recently consolidated or closed certain of our production facilities, we have also engaged in an aggressive modernization program of our remaining ceramic and crystal manufacturing plants in the UK, Germany and Ireland. Between January 1, 2001 and March 31, 2004, we invested an aggregate of €100.8 million in capital expenditures. In the year ended December 31, 2001, the three months ended March 31, 2002 and the years ended March 31, 2003 and 2004, we had capital expenditures of €38.0 million, €5.3 million, €22.2 million and €35.3 million, respectively. See "Capital Resources—Capital expenditures".

        During the year ended March 31, 2004, we increased our capital expenditures, primarily due to the refurbishment of the furnace at our crystal manufacturing plant in Ireland. We intend to pursue a more limited capital expenditure program in the short-term, focusing on the maintenance of our plant and equipment, the continuous renewal of our product lines and the opening of additional flagship stores and refurbishment of other retail distribution space in key markets.

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

Tax loss carry-forwards

        Certain of our UK and German subsidiaries have accrued substantial tax loss carry-forwards which, at March 31, 2004, totaled €244 million. Under current UK tax law, unused trading losses incurred by a company carrying on a trade in the UK may be carried forward indefinitely and set off against that entity's future taxable trading income earned in the same trade. Generally, current German tax legislation also allows for unused trading losses incurred by a company to be carried forward indefinitely and set off against that entity's future taxable trading income earned in the same trade, subject to a restriction to 60% of taxable trading income in excess of €1 million in any given year.

Critical Accounting Policies and Estimation Techniques

        Our principal accounting policies are set out in note 2 to the Consolidated Financial Statements. These policies conform with Irish GAAP. Irish GAAP differs in certain significant respects from US GAAP. A discussion of the principal differences between Irish GAAP and US GAAP, as they apply to our Consolidated Financial Statements, is set forth in note 32 to our Consolidated Financial Statements included elsewhere in this annual report.

        We, like virtually all other companies, use estimates and judgments that affect the reported amounts in our Consolidated Financial Statements and accompanying notes. The most significant policies affecting our financial statements involve: valuation of inventories, the recoverability of long-lived assets, provisions for deferred taxes, pension benefits, restructuring charges and goodwill and intangible assets.

        Due to the estimates and judgments involved in the application of these policies, future changes in such estimates and judgments, as well as in market conditions, could have a material impact on our Consolidated Financial Statements.

        The following critical accounting policies and estimation techniques were used in the preparation of our Consolidated Financial Statements:

Inventory

        We value our manufactured finished goods and work-in-progress inventories at the lower of cost or net realizable value. Cost includes all direct labor, materials and the appropriate allocation of factory overhead, together with transportation costs of inventory prior to sale, and duty where appropriate. In the case of outsourced inventories, cost is the purchase price plus duty where appropriate. Net realizable value is the actual or estimated selling price in the normal course of business (net of trade discounts) less all other costs of completion, marketing, sales and/or distribution. If necessary, we write down our inventory for discontinued, slow-moving and unmarketable products, based upon assumptions about future demand, market conditions and disposal costs. Determining these assumptions requires estimation of the outcome of the future uncertain events, using historical trends and known future events. It also requires assumptions about the stores, outlets and other distribution channels used for disposals. If actual market conditions or actual disposal costs are less favorable than those projected by management, additional inventory write-downs may be required. In addition, our inventories are valued using the FIFO (first-in, first-out) method. Fluctuations in our inventory levels, factory capacity utilization, along with the cost of raw materials and labor, could impact the carrying value of our inventory.

        The effect of these write-downs in 2003 was reduced, however, by the release of provisions amounting to €4.9 million which were no longer deemed to be required at Rosenthal, one of our ceramic manufacturers, due to the expansion in the number of factory outlet stores which enabled Rosenthal to generate a higher average selling price for its slow-moving and obsolete inventory.

        We have engaged an active program, including a fundamental review of our manufacturing and logistics, designed among other things, to reduce inventory levels in an orderly manner, and generate cash to be re-deployed in our business. We have appointed outside consultants to work alongside management on this working capital program, under the supervision of Peter Cameron, our newly appointed chief operating officer.

        This program may result in changes to our policies on inventory disposal and consequently on inventory provisioning.

Goodwill and intangible assets

        Under Irish GAAP, goodwill arising on acquisition of subsidiary undertakings prior to December 31, 1997 is set off against reserves. Goodwill arising on acquisitions after December 31, 1997 is capitalized and amortized over its estimated useful life as is the value of other acquired intangible assets. Goodwill previously set off against reserves will be charged or credited in the Consolidated Statement of Income on the subsequent disposal of the business to which it relates. Goodwill comprises the excess of the purchase price over the fair value of the net assets acquired. If there is evidence of permanent impairment goodwill is written down to its estimated realizable amount based on the present value of discontinued cash flows.

        Under US GAAP our accounting policy related to the annual impairment test for goodwill and other indefinite-lived intangibles requires numerous estimates. We have a significant amount of goodwill related to acquisitions in prior years which is no longer amortized in accordance with US GAAP. We use the present value of projected future discounted cash flows to determine fair value. We believe that the accounting estimates related to the recoverability of the carrying value of goodwill and intangible assets are critical accounting estimates because:

  (1)
  The valuation is inherently judgemental and highly susceptible to change from period to period because it requires us to make assumptions about future supply and demand related to our individual business units, future sales prices, achievable cost savings and applicable exchange rates;

  (2)
  The value of the benefit that we expect to realize as a result of the recent acquisitions is inherently subjective;

  (3)
  In accordance with US GAAP, we determine the fair value of the reporting units using a weighted average cost of capital as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market, if incremental borrowings are necessary;

  (4)
  In calculating estimated future cash flow we have to exercise subjective judgements; and

  (5)
  The impact of an impairment charge could be material to our financial statements.

        If we fail to meet our forecasted sales levels, fail to achieve our anticipated cost reductions, or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting units are likely to be adversely affected, resulting in impairment charges.

        In the annual impairment tests of the goodwill of the Wedgwood and Rosenthal reporting units their fair values were determined to be €137.3 million and €52.5 million respectively, compared to book values of €113.7 million and €41.5 million, resulting in no impairment charges. A 1% increase in the discount rate applied, or a 7.5% reduction in projected cash flows, would have resulted in impairments in both cases. If alternative management judgements were adopted then different impairment outcomes could arise.

Long-lived and tangible assets

        We amortize tangible assets, excluding land, on a straight-line basis over their estimated useful lives. The estimate of useful life applied to each asset in turn determines whether and by which amount its annual amortization rate is to be charged.

        At least annually we review our long-lived and tangible assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment has occurred, the loss is recognized during that period.

Deferred taxes

        We recognize deferred tax assets and liabilities by applying currently enacted statutory tax rates in effect in the years in which the differences between the book and tax bases of existing assets and liabilities are expected to reverse. We believe that all net deferred tax assets shown on our balance sheet are more likely than not to be realized in the future. In determining the realizability of assets arising from tax losses carried forward, we use estimates of future taxable income which by their nature are uncertain. During the year ended March 31, 2004 the valuation allowance against the deferred tax asset recognized under Irish GAAP increased by €18 million to €57.1 million.

Pension benefits

        We maintain contributory defined benefit pension plans covering our employees, mainly in the UK, Germany and Ireland, to provide post-retirement benefi ts for participating employees. We make certain assumptions, on advice from our actuaries, that affect the underlying estimates relating to pension costs. These include future rates of return on assets, rates of increase in pensionable earnings and discount rates. Significant changes in interest rates, securities market values, inflation, earnings indices and average lifespan of the population, could require us to revize key assumptions resulting in increased or reduced charges to earnings in respect of pension cost. See "Forward-Looking Statements".

        Under Irish GAAP and in accordance with SSAP 24, Accounting for Pension Costs, the cost of providing pensions to employees is calculated, with advice from independent actuaries, at what is expected to be a reasonably stable proportion of pensionable pay. Any surplus or deficits in pension schemes, identified by periodic actuarial valuations, are taken to the Consolidated Statement of Income over the remainder of the expected service lives of current employees. As there is a high degree of interdependence between certain of the assumptions used in the determination of pension costs, it is impractical to give any approximate impact on consolidated net income of any one assumption in isolation.

        Under US GAAP a 1% increase in the expected rate of return on plan assets would reduce annual pension costs by approximately €3.1 million.

Restructuring charges

        In the past we have committed ourselves to rationalize our business activities, close manufacturing plants, retail or office locations and/or reduce the number of employees. Our policy is to recognize a restructuring charge only after our management (a) has approved and committed us to a detailed restructuring plan, (b) has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features, and (c) intends that the implementation of the plan will commence soon after the commitment date. The amount recognized as a restructuring charge depends upon estimates based on various assumptions, including future severance costs, sublease or disposal costs, contractual termination costs and so forth. Such estimates are inherently subjective and may change based upon actual experience.

Investments

        Our investments are stated at cost, less provisions for permanent diminution. In determining the value of permanent diminution we have to estimate, among other things, future income/loss of the business, cashflow and dividends as well as future market conditions and the marketability of the securities. The market value of our listed investment as at March 31, 2004 was €0.3 million below its net book value, however its volatility over the preceeding 12 months indicated that this was not necessarily a permanent diminution.

US GAAP reconciliation

        Our financial statements are prepared in accordance with Irish GAAP which differs in certain significant respects from US GAAP. These differences and their approximate effects on consolidated net income, shareholders' equity and the balance sheet are set forth in note 32 to the Consolidated Financial Statements. The most significant differences arise in accounting for derivative instruments and hedging activities, goodwill and other intangible assets, deferred taxes, inventory valuations, property valuations and pension costs.

Presentation of unaudited financial information

        In the tables and the analysis presented in this Item 5, we have presented and analyzed our unaudited income statement for the twelve months ended March 31, 2002. We derived this information by aggregating our audited consolidated income statements for the year ended December 31, 2001 and the three months ended March 31, 2002, and deducting from that total our interim unaudited income statement items for the three months ended March 31, 2001. We have also presented and analyzed our unaudited summary cash flow statement for the twelve months ended March 31, 2002. This unaudited summary cash flow statement was prepared based upon our unaudited income statement for the same period and the balance sheet as at March 31, 2002 and 2003.

        We have prepared this unaudited financial information solely to assist in comparisons with our audited financial information for the year ended March 31, 2003.

Results of Operations

        The following table sets forth our income and expense figures for the periods shown:

			Year ended March 31,
	Three months ended March 31, 2002	Twelve months ended March 31, 2002	2003	2004
	(reclassified)(1)	(unaudited)(2)	(reclassified)(1)
	(€ in millions)
Net sales	207.2	997.6	951.3	831.9
Cost of sales	(115.0)		(509.8)	(448.7)

Gross profit	92.2		441.5	383.2
Distribution and administrative expenses	(102.9)		(416.8)	(397.7)
Other operating income/(expenses)	0.2		(3.1)	(0.3)

Operating (loss)/income	(10.5)	(12.1)	21.6	(14.8)
Gains arising on conversion of US$ loans(3)	—	—	9.7	—
Profit on sale of fixed asset(3)	—	—	5.1	6.0
Deficit arising on closed pension scheme(3)	—	—	(3.9)	—
Amount written off investment(4)	—	(16.2)	—	—
Makewhole payment(5)	—	—	—	(3.7)
Net interest expense	(5.5)	(25.2)	(25.3)	(32.4)

Net (loss)/income before taxes and minority interests	(16.0)	(53.5)	7.2	(44.9)
Taxes on income	0.2	1.3	(4.9)	(4.7)

Net (loss)/income after taxes before minority interest	(15.8)	(52.2)	2.3	(49.6)
Minority interest	0.4	(0.4)	(0.5)	0.3

Net (loss)/income	(15.4)	(52.6)	1.8	(49.3)

(1)
Certain prior period amounts have been reclassified to reflect current year presentation.

(2)
We do not routinely prepare quarterly unaudited consolidated cost of sales and distribution and administrative expense (Operating Expenses) information for the Group on a fiscal basis. We derived this information by aggregating our audited consolidated income statements for the year ended December 31, 2001 and the three months ended March 31, 2002 and deducting from that total our interim unaudited consolidated income statement items for the three months ended

  March 31, 2001. Operating Expenses were €1,009.7 million in the twelve months ended March 31, 2002.

(3)
See note 6 to our Consolidated Financial Statements.

(4)
In December 2001 we wrote down our investment in Royal Doulton plc to its then market value, giving rise to a charge of €16.2 million under Irish GAAP. See note 7 to our Consolidated Financial Statements

(5)
During the year ended March 31, 2004 we incurred a makewhole payment of €3.7 million arising from the partial repayment of the 8.75% Secured Senior Notes.

Non-GAAP Financial Measures

        From time to time in this annual report on Form 20-F, in addition to figures presented in accordance with Irish GAAP, we disclose figures that are non-GAAP financial measures. As described in more detail below, such figures are presented as additional information for our investors and should not be considered as substitutes for or confused with their comparable Irish GAAP measures.

        The following table sets out the reconciliation of net sales by product category as reported to net sales by product category at constant exchange rates:

	Crystal	Ceramics	Premium cookware	Other products	Total
	(€ in millions, except per cent amounts)
Year ended March 31, 2003 net sales compared to twelve months ended March 31, 2002:
Twelve months ended March 31, 2002 as reported	357.9	458.5	95.7	85.5	997.6
Exchange adjustment to restate to year ended March 31, 2003 actual exchange rates	(28.6)	(21.0)	(10.9)	(7.2)	(67.7)

Twelve months ended March 31, 2002 net sales restated at year ended March 31, 2003 actual exchange rates	329.3	437.5	84.8	78.3	929.9

Year ended March 31, 2003 as reported	314.3	414.2	121.8	101.0	951.3

Year ended March 31, 2003 (decrease)/increase over twelve months ended March 31, 2002 at prevailing exchange rates	(12.2%)	(9.7%)	27.3%	18.1%	(4.6%)
Year ended March 31, 2003 (decrease)/increase over twelve months ended March 31, 2002 at constant exchange rates	(4.6%)	(5.3%)	43.6%	29.0%	2.3%
Year ended March 31, 2004 net sales compared to year ended March 31, 2003:
Year ended March 31, 2003 as reported	314.3	414.2	121.8	101.0	951.3
Exchange adjustment to restate to year ended March 31, 2004 actual exchange rates	(31.3)	(27.4)	(18.3)	(13.7)	(90.7)

Year ended March 31, 2003 net sales restated at year ended March 31, 2004 actual exchange rates	283.0	386.8	103.5	87.3	860.6

Year ended March 31, 2004 as reported	263.2	365.6	100.1	103.0	831.9

Year ended March 31, 2004 (decrease)/increase over year ended March 31, 2003 at prevailing exchange rates	(16.3%)	(11.7%)	(17.8%)	2.0%	(12.6%)
Year ended March 31, 2004 (decrease)/increase over year ended March 31, 2003 at constant exchange rates	(7.0%)	(5.5%)	(3.3%)	18.0%	(3.3%)

        Net sales by product category at constant exchange rates calculates current years net sales value using the prior years average exchange rate to translate foreign currency denominated sales in euros. Comparing the prior years sales at actual exchange rates with the current years sales at prior year's exchange rates provides management with a measure of the volume of sales in each of the two years, allowing investors to more easily understand the effect of exchange rate fluctuations on our business. Net sales by product category is the most directly comparable GAAP measure.

        The following table sets forth the reconciliation of consolidated cost of sales, distribution and administrative expenses and other operating expenses to consolidated Operating Expenses:

	Year ended March 31,
	2003	2004
	(reclassified)
	(€ in millions)
Cost of sales	509.8	448.7
Distribution and administrative expenses	416.8	397.7
Other operating expenses	3.1	0.3

Operating Expenses	929.7	846.7

        The following table sets forth the reconciliation of net sales and operating income/(loss) as reported to Operating Expenses by product category:

	Twelve months ended March 31,	Year ended March 31,
	2002	2003	2004
	(unaudited)
	(€ in millions)
Net sales by product category:
Crystal	357.9	314.3	263.2
Ceramics	458.5	414.2	365.6
Premium cookware	95.7	121.8	100.1
Other products	85.5	101.0	103.0

Net sales	997.6	951.3	831.9

Operating (loss)/income by product category:
Crystal	(5.8)	23.0	(5.6)
Ceramics	(25.5)	(29.4)	(30.4)
Premium cookware	5.6	16.8	9.0
Other products	13.6	11.2	12.2

Operating (loss)/income	(12.1)	21.6	(14.8)

Operating Expenses by product category:
Crystal	363.7	291.3	268.8
Ceramics	484.0	443.6	396.0
Premium cookware	90.1	105.0	91.1
Other products	71.9	89.8	90.8

Operating income/(loss)	1,009.7	929.7	846.7

        Operating Expenses by product category are calculated by deducting operating income/(loss) from net sales by product category. Management believes this measure is useful to investors to understand the year-on-year movements in the cost base for each of the product categories and can be easily derived from Irish GAAP measures.

        The following table sets forth the operating income/(loss) (before exceptional restructuring charges) and exceptional restructuring charges of each of our principal product categories for the periods shown and the margin for each respective period.

	Three months ended March 31, 2002	% Margin(1)	Twelve months ended March 31, 2002	% Margin(1)	Year ended March 31, 2003	% Margin(1)	Year ended March 31, 2004	% Margin(1)
			(unaudited)
	(€ in millions, except percentages)
Operating (loss)/income by product category as reported:
Crystal	(2.0)	(2.9)%	(5.8)	(1.6)%	23.0	(7.3)%	(5.6)	(2.1)%
Ceramics	(9.6)	(9.8)%	(25.5)	(5.6)%	(29.4)	(7.1)%	(30.4)	(8.3)%
Premium cookware	0.6	2.4%	5.6	5.9%	16.8	13.8%	9.0	9.0%
Other products	0.5	3.1%	13.6	15.9%	11.2	11.1%	12.2	11.8%

Operating (loss)/income as reported	(10.5)	(5.1)%	(12.1)	(1.2)%	21.6	2.3%	(14.8)	(1.8)%

Exceptional restructuring charges by product category(2)
Crystal	—	—	(27.5)	(7.7)%	(4.5)	(1.4)%	(7.7)	(2.9)%
Ceramics	—	—	(33.9)	(7.4)%	(31.2)	(7.5)%	(28.8)	(7.9)%
Premium cookware	—	—	—	—	—	—	—	—
Other products	—	—	(0.4)	(0.5)%	—	—	—	—

Exceptional restructuring charges	—	—	(61.8)	(6.2)%	(35.7)	(3.8)%	(36.5)	(4.4)%

Operating (loss)/income by product category:
Crystal	(2.0)	(2.9)%	21.7	6.1%	27.5	8.7%	2.1	0.8%
Ceramics	(9.6)	(9.8)%	8.4	1.8%	1.8	0.4%	(1.6)	(0.4)%
Premium cookware	0.6	2.4%	5.6	5.9%	16.8	13.8%	9.0	9.0%
Other products	0.5	3.1%	14.0	16.4%	11.2	11.1%	12.2	11.8%

Operating (loss)/income (before exceptional restructuring charges)	(10.5)	(5.1)%	49.7	5.0%	57.3	6.0%	21.7	2.6%

(1)
Margin is calculated for each of the periods presented by dividing operating income and exceptional restructuring charges for each product category by their respective net sales figure.

(2)
See "—Principal Factors that Affect our Results of Operations—Effect of recent restructuring" and note 6 to our Consolidated Financial Statements.

        Operating income/(loss) (before exceptional restructuring charges) by product category is calculated by adding back exceptional restructuring charges by product category to operating income/(loss) by product category. Management believes this measure more accurately reflects the underlying income generating capacity of the product category, eliminating non-recurring or exceptional costs. Management uses the measure to understand the underlying trends in income/(loss) by product category.

        The most directly comparable Irish GAAP measure is operating income/(loss) by product category.

Year ended March 31, 2004 compared to the year ended March 31, 2003

        The following table sets forth our income statement data and the percentage relationship to net sales of each line item, for the periods shown:

	Year ended March 31,
	2003		2004
	(reclassified)
	(€ in millions, except percentages)
Net sales	951.3	100.0%	831.9	100.0%
Cost of sales	(509.8)	(53.6)%	(448.7)	(53.9)%

Gross profit	441.5	46.4%	383.2	46.1%
Distribution and administrative expenses	(416.8)	(43.8)%	(397.7)	(47.9)%
Other operating expenses	(3.1)	(0.3)%	(0.3)	—

Operating income/(loss)	21.6	2.3%	(14.8)	(1.8)%
Gains arising on conversion of US$loans	9.7	1.0%	—	—
Profit on sale of fixed asset	5.1	0.5%	6.0	0.7%
Deficit arising on closed pension scheme	(3.9)	(0.4)%	—	—
Makewhole payment	—	—	(3.7)	(0.4)%
Net interest expense	(25.3)	(2.6)%	(32.4)	(3.9)%

Net income/(loss) before taxes	7.2	0.8%	(44.9)	(5.4)%
Taxes on income	(4.9)	(0.5)%	(4.7)	(0.6)%

Net income/(loss) after taxes before minority interest	2.3	0.3%	(49.6)	(6.0)%
Minority interest	(0.5)	—	0.3	—

Net income/(loss)	1.8	0.3%	(49.3)	(6.0)%

Net Sales

        Our net sales declined by €119.4 million, or 12.6%, in the year ended March 31, 2004, from €951.3 million in the year ended March 31, 2003 to €831.9 million in the year ended March 31, 2004. Crystal accounted for 31.6% of our net sales in the year ended March 31, 2004, a decrease from March 31, 2003 when it accounted for 33.0% of our net sales. Ceramics continued to be the largest component of our net sales: 43.9% of net sales in the year ended March 31, 2004, as compared to 43.5% for the year ended March 31, 2003. Premium cookware accounted for 12.0% of our net sales in the year ended March 31, 2004, a decrease from March 31, 2003, when it accounted for 12.8% of our net sales. Other products accounted for 12.4% of our net sales in the year ended March 31, 2004, an increase from March 31, 2003 when this category accounted for 10.6% of our net sales.

        The 12.6% decline in our net sales from the year ended March 31, 2003 to the year ended March 31, 2004 was primarily due to continued weakness in the US dollar. At constant exchange rates our sales fell by 3.3% due to reduced demand for crystal and ceramics, particularly in the US and Europe, as a result of uncertainty engendered by the armed conflict in Iraq, the SARs epidemic, and the continued terrorist threat as well as a reduction in US Department Store Sales.

        There were, however, improvements in certain of our product offerings and business units. Core sales of Rosenthal increased despite a difficult retail environment, Cashs Mail Order experienced strong demand and sales of Vera Wang, our bridal range at Wedgwood, more than doubled. Market share in all our key markets has been maintained or increased.

  Crystal net sales

        Net sales of crystal declined by €51.1 million, or 16.3%, in the year ended March 31, 2004 from €314.3 million in the year ended March 31, 2003 to €263.2 million in the year ended March 31, 2004.

        The 16.3% decrease in crystal net sales in the year ended March 31, 2004 principally reflected foreign exchange rate fluctuations (largely related to our sales in the US which decreased partly as a result of an increase in the relative value of the euro to the US dollar during the period) and a decrease in sales volume. At constant exchange rates crystal net sales declined by approximately 7% as a result of the ongoing weakness in US domestic demand for our goods and, in particular, of the weakness in department store sales generally, from which the bulk of our US sales are derived. The weak US demand reflects the impact of the continued uncertainty surrounding the armed conflict in Iraq, continued instability in the Middle East and oil prices.

        However, our brands maintained their market share in the US, Ireland and the UK and the "Seahorse" and "Georgian" new collections have been favorably received.

  Ceramics net sales

        Net sales of ceramics declined by €48.6 million, or 11.7%, in the year ended March 31, 2004 from €414.2 million in the year ended March 31, 2003 to €365.6 million in the year ended March 31, 2004.

        The 11.7% decrease in ceramic net sales in the year ended March 31, 2004 principally reflected foreign exchange rate fluctuations (largely related to our sales in the US, the UK and Japan which decreased partly as a result of an increase in the relative value of the euro to the US dollar, the UK pound sterling and the Japanese yen during the period) and a decrease in sales volume. At constant exchange rates ceramic sales declined by approximately 5.5% as a result of weak UK and German retail demand, continuing pricing pressure as well as the ongoing global economic uncertainty, the SARS outbreak and the resulting decrease in tourism. However, sales in Japan and the US increased from last year, the US sales boosted by the success of the Vera Wang bridal range.

  Premium cookware net sales

        Premium cookware net sales declined by €21.7 million, or 17.8% in the year ended March 31, 2004 from €121.8 million in the year ended March 31, 2003 to €100.1 million in the year ended March 31, 2004.

        The 17.8% decrease in premium cookware net sales in the year ended March 31, 2004 as compared to the year ended March 31, 2003, principally reflected foreign exchange rate fluctuations (largely related to our sales in the US, which decreased primarily as a result of an increase in the relative value of the euro to the US dollar during the period). At constant exchange rates, premium cookware sales decreased by 3.3%. This was primarily due to the fact that net sales in the year ended March 31, 2003 included a large proportion of lower priced promotional items. Such promotions were not repeated in the year ended March 31, 2004. The remaining sales of premium cookware increased, in particular the Emeril Lagasse range and at Spring, which contributed a full year of sales following its acquisition in May 2002.

  Other products net sales

        Other products net sales increased by €2 million, or 2.0% in the year ended March 31, 2004 from €101.0 million in the year ended March 31, 2003 to €103.0 million in the year ended March 31, 2004.

        The 2.0% increase in other products net sales in the year ended March 31, 2004 as compared to the year ended March 31, 2003 reflected an increase in sales volume during the period, particularly by Cashs Mail Order (which contributed a full year of sales following its acquisition in November 2002)

and Waterford's Holiday Heirlooms range of Christmas products. At constant exchange rates net sales of other products increased by a very significant 18%. The US, Germany and Japan are the principal sources of sales of our other products. Other products net sales include brand extensions and sales of non-group products by Cashs Mail Order and our own retail stores, both of which grew strongly in the year ended March 31, 2004.

        Cost of sales and distribution and administrative expenses ("Operating Expenses")

        Our Operating Expenses decreased 8.9% during the fiscal year ended March 31, 2004 to €846.7 million from €929.7 million in the year ended March 31, 2003. This decrease in our Operating Expenses principally reflected the fall in cost of sales, due to lower sales levels, the foreign exchange effect of a weaker US dollar against the euro and the impact of the restructuring of our crystal and ceramics businesses, where the anticipated ongoing cost savings are now beginning to be achieved, in both cost of sales and distribution and administrative expenses, see "Item 4—Information on the Company—Our Restructuring Program."

        However, these factors were to some degree offset by deteriorating gross margins due to declining factory throughput and increased pension costs.

  Crystal

        The Operating Expenses of our crystal operations decreased by €22.5 million, or 7.7%, during the fiscal year ended March 31, 2004. The 7.7% decrease in Operating Expenses primarily reflects a fall in the cost of sales due to lower sales levels and the positive impact of foreign exchange translation (largely related to our US dollar denominated Operating Expenses, which decreased as a result of an increase in the relative value of the euro to the US dollar during the period).

  Ceramics

        The Operating Expenses of our ceramics operations decreased by €47.6 million, or 10.7%, during the fiscal year ended March 31, 2004. The 10.7% decrease in Operating Expenses primarily reflects a decrease in our cost of sales resulting from a reduction in our sales volume and a foreign exchange translation impact (largely related to our UK pound sterling denominated Operating Expenses, which decreased as a result of an increase in the relative value of the euro to the UK pound sterling during the period).

  Premium cookware

        The Operating Expenses of our premium cookware operations decreased by €13.9 million, or 13.2%, during the fiscal year ended March 31, 2004.

        The 13.2% decrease in Operating Expenses is primarily a result of a positive foreign exchange translation impact (largely related to our US dollar denominated Operating Expenses which decreased as a result of an increase in the relative value of the euro to the US dollar during the period), partially offset by an increase in sales related expenses.

  Other products

        The Operating Expenses associated with our other products increased by €1.0 million, or 1.1%, during the fiscal year ended March 31, 2004. The 1.1% increase in the Operating Expenses was primarily due to the increase in sales, particularly from the Cashs Mail Order business and Waterford's Holiday Heirlooms, offset to a significant degree by the positive foreign exchange impact of US dollar denominated Operating Expenses which decreased as a result of an increase in the relative value of the euro to the US dollar during the period.

  Operating (loss)/income

        Our operating income decreased in the year ended March 31, 2004 by €36.4 million, from an operating income of €21.6 million in the year ended March 31, 2003 to an operating loss of €14.8 million in the year ended March 31, 2004. The decrease in our operating income for the year ended March 31, 2004 compared to the year ended March 31, 2003 primarily reflects an adverse effect of exchange rates of €30 million, principally due to the weakness of the US dollar against the euro. Declining sales volumes also contributed to this decrease in operating income, as did higher than expected pension costs at Rosenthal.

Exceptional profit on sale of fixed asset

        During the year ended March 31, 2004, we sold various surplus properties in the UK and Ireland following the relocation of part of our ceramics production to Asia. As a result we realized a profit on disposal of €6 million.

Makewhole payment

        During the year ended March 31, 2004 we incurred a makewhole payment of €3.7 million arising from the partial repayment of the 8.75% Secured Senior Notes, as part of the new capital structure implementation. See "Item 5—Operating and Financial Review and Prospects—Principal Factors that Affect Our Results of Operations and Financial Condition—New Capital Structure."

Net interest expense

        In the year ended March 31, 2004, our net interest expense was €32.4 million, compared to €25.3 million for the year ended March 31, 2003. The increase in our net interest expense reflected a higher average volume of debt, increased average interest rates, higher margins payable as a result of our covenant waivers under the Revolving Credit Facility and higher margins for the long-term Mezzanine Notes under the new capital structure put in place during the fiscal year ended March 31, 2004. See "Item 5—Operating and Financial Review and Prospects—Principal Factors that Affect Our Results of Operations and Financial Condition—New Capital Structure."

Taxes on income

        In the year ended March 31, 2004, we incurred taxation charges of €4.7 million compared to charges of €4.9 million in the year ended March 31, 2003. The decrease in taxation charge in the year ended March 31, 2004 was due to lower taxable income in our US businesses as a result of reduced net income from US operations.

        The tax charge in the year ended March 31, 2003 was reduced by credits of €3.8 million for prior years. There was no such adjustment in the year ended March 31, 2004.

Net income/(loss) after taxes before minority interest

        Our net income after taxes before minority interest decreased in the year ended March 31, 2004 by €51.9 million, from an income of €2.3 million in the year ended March 31, 2003 to a loss of €49.6 million in the year ended March 31, 2004. The decrease in our net income after taxes before minority interests for the year ended March 31, 2004 compared to the year ended March 31, 2003 primarily reflects an adverse effect of exchange rates of €30 million, principally due to the weakness of the US dollar against the euro, lower sales volumes, increased net interest expense due to high average volume of debt and higher margins, makewhole payments on the retiring of 8.75% Secured Senior Notes and competitive pressures on margins.

Year ended March 31, 2003 compared to the twelve months ended March 31, 2002

        The following table sets forth our income statement data and the percentage relationship to net sales of each line item, for the periods shown:

	Twelve months ended March 31,		Year ended March 31,
	2002		2003
	(unaudited)(1)		(reclassified)
	(€ in millions, except percentages)
Net sales	997.6	100.0%	951.3	100.0%

Cost of sales(1)			(509.8)	(53.6)%

Gross profit			441.5	46.4%
Distribution and administrative expenses(1)			(416.8)	(43.8)%
Other operating expenses(1)			(3.1)	(0.3)%

Operating (loss)/income	(12.1)	(1.2)%	21.6	2.3%
Investment written off	(16.2)	(1.6)%	—	—
Gains arising on conversion of US$ loans	—	—	9.7	1.0%
Profit on sale of fixed asset	—	—	5.1	0.5%
Deficit arising on closed pension scheme	—	—	(3.9)	(0.4)%
Net interest expense	(25.2)	(2.5)%	(25.3)	(2.6)%

Net (loss)/income before taxes	(53.5)	(5.3)%	7.2	0.8%
Taxes on income	1.3	0.1%	(4.9)	(0.5)%

Net (loss)/income after taxes before minority interest	(52.2)	(5.2)%	2.3	0.3%
Minority interest	(0.4)	—	(0.5)	—

Net (loss)/income	(52.6)	(5.2)%	1.8	0.3%

(1)
We do not routinely prepare quarterly unaudited consolidated cost of sales and distribution and administrative expense (Operating Expenses) information for the Group on a fiscal basis. Operating Expenses were €1,009.7 million in the twelve month period ended March 31, 2002.

Net Sales

        Our net sales declined by €46.3 million, or 4.6%, in the year ended March 31, 2003 from €997.6 million in the twelve months ended March 31, 2002 to €951.3 million in the year ended March 31, 2003. Crystal accounted for 33% of our net sales in the year ended March 31, 2003, a decrease from March 31, 2002 when it accounted for 35.9% of our net sales. Ceramics continued to be the largest component of our net sales (43.5% of net sales in the year ended March 31, 2003, as compared to 46% for the twelve months ended March 31, 2002). Premium cookware accounted for 12.8% of our net sales in the year ended March 31, 2003, an increase from March 31, 2002, when it accounted for 9.6% of our net sales. Other products accounted for 10.6% of our net sales in the year ended March 31, 2003, an increase from March 31, 2002 when this category accounted for 8.6% of our net sales.

        The decline in our net sales from the twelve months ended March 31, 2002 to the year ended March 31, 2003 was primarily due to reduced demand for crystal and ceramics, particularly in the US, Europe and Japan, as a result of the continued global economic downturn, the uncertainty following the terrorist attacks in the US on September 11, 2001 and the geopolitical instability and armed conflict which have followed. The decline in net sales was partly offset by €7.7 million increase in net sales from the sales of Spring™ branded cookware, which we acquired in May 2002, and a €12.0 million increase in net sales resulting from product sales through Cashs Mail Order business, which we acquired in November 2002. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions".

  Crystal net sales

        Net sales of crystal declined by €43.6 million, or 12.2%, in the year ended March 31, 2003 from €357.9 million in the twelve months ended March 31, 2002 to €314.3 million in the year ended March 31, 2003.

        The 12.2% decrease in crystal net sales in the year ended March 31, 2003, principally reflected a decrease in sales volume and foreign exchange rate fluctuations (largely related to our sales in the US which decreased partly as a result of an increase in the relative value of the euro to the US dollar during the period), partially offset by the slight increase in crystal sales derived from the acquisition of Cashs Mail Order business. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions". At constant exchange rates crystal net sales declined by approximately 4.6% as a result of the ongoing weakness in US domestic demand for our goods and, in particular, of the weakness in department store sales generally, through which the bulk of our US sales are derived. The weak US demand reflected the impact of the ongoing US and global economic downturn, the terrorist attacks in the US on September 11, 2001 and the geopolitical instability and armed conflict which have followed.

  Ceramics net sales

        Net sales of ceramics declined by €44.3 million, or 9.7%, in the year ended March 31, 2003 from €458.5 million in the twelve months ended March 31, 2002 to €414.2 million in the year ended March 31, 2003.

        The 9.7% decrease in ceramic net sales in the year ended March 31, 2003, principally reflected foreign exchange rate fluctuations (largely related to our sales in the US, the UK and Japan which decreased partly as a result of an increase in the relative value of the euro to the US dollar, the UK pound sterling and the Japanese yen during the period) and a decrease in sales volume. At constant exchange rates ceramic sales declined by approximately 5.3% as a result of the ongoing global economic downturn and the decrease in tourism resulting from such economic downturn, the terrorist attacks in the US on September 11, 2001 and the geopolitical instability and armed conflict which have followed.

  Premium cookware net sales

        Premium cookware net sales increased by €26.1 million, or 27.3% in the year ended March 31, 2003 from €95.7 million in the twelve months ended March 31, 2002 to €121.8 million in the year ended March 31, 2003.

        The 27.3% increase in premium cookware net sales in the year ended March 31, 2003 as compared to the twelve months ended March 31, 2002, reflected an increase in sales volume during the period offset by foreign exchange rate fluctuations (largely related to our sales in the US, whose increase was offset as a result of an increase in the relative value of the euro to the US dollar during the period). At constant exchange rates, premium cookware sales increased by 43.6%, reflecting the increase in sales volume from successful product introductions, continued growth of the Emerilware product line and a first time net sales contribution of approximately €7.7 million of Spring™ branded cookware, resulting from our May 2002 acquisition of Spring. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions—Spring".

  Other products net sales

        Other products net sales increased by €15.5 million, or 18.1% in the year ended March 31, 2003 from €85.5 million in the twelve months ended March 31, 2002 to €101.0 million in the year ended March 31, 2003.

        The 18.1% increase in other products net sales in the year ended March 31, 2003 as compared to the twelve months ended March 31, 2002 reflected an increase in sales volume during the period offset by the effect of exchange rates. At constant exchange rates net sales of other products increased by 29.2%, reflecting the increase in net sales from successful product introductions of linens, jewelry and Waterford Holiday Heirlooms® branded giftware and a full year contribution to sales of approximately €25.4 million from Ashling Corporation, which was acquired on July 1, 2001 and contribution to sales from Cashs Mail Order business, which was acquired on November 2, 2002. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions". The US, Germany and Japan are the principal sources of sales of our other products.

Cost of sales and distribution and administrative expenses ("Operating Expenses")

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

  Crystal

        The Operating Expenses of our crystal operations decreased by €72.4 million, or 19.1%, during the fiscal year ended March 31, 2003. The 19.1% decrease in Operating Expenses primarily reflects a decrease in restructuring charges of €23 million, a decrease in our cost of sales resulting from a reduction in our sales together with a reduction in manufacturing costs as a result of the closure of our Stuart crystal manufacturing facility in the UK and from the transfer, to in-house production, of product previously outsourced, thereby maximizing the use of available production capacity. The decrease in our Operating Expenses also reflects the positive impact from foreign currency hedging and foreign exchange translation impact (largely related to our US dollar denominated Operating Expenses, which decreased partly as a result of an increase in the relative value of the euro to the US dollar during the period). The decrease in Operating Expenses (before exceptional restructuring charges) was offset by an increase in Operating Expenses associated with our November 2002 acquisition of the Cashs Mail Order business and wage inflation in certain jurisdictions.

        In response to the decrease in our sales, we increased our efforts to reduce our Operating Expenses through tighter cost control and our restructuring program.

  Ceramics

        The Operating Expenses of our ceramics operations decreased by €40.4 million, or 8.3%, during the fiscal year ended March 31, 2003. The 8.3% decrease in Operating Expenses primarily reflects a decrease in our cost of sales resulting from a reduction in our sales together with a reduction in manufacturing costs as a result of our restructuring programs in both our Wedgwood and Rosenthal manufacturing facilities (including headcount reductions) and a foreign exchange translation impact

(largely related to our UK pound sterling denominated Operating Expenses, which decreased partly as a result of an increase in the relative value of the euro to the UK pound sterling during the period). The decrease in Operating Expenses also reflects a €2.7 million year-on-year reduction in ceramics exceptional restructuring costs. The decrease in Operating Expenses was partially offset by the impact of wage inflation in certain jurisdictions, guaranteed payments made in respect of short-time working at our UK manufacturing facilities, increases in pension costs, increased insurance premiums and the cessation of the amortization of the Wedgwood pension surplus with effect from April 2002.

        In response to the decrease in our sales, we increased our efforts to reduce our Operating Expenses through tighter cost control and our restructuring program, including the de-centralization of certain Wedgwood operations and the consolidation of the selling teams at Rosenthal.

  Premium cookware

        The Operating Expenses of our premium cookware operations increased by €14.9 million, or 16.5%, during the fiscal year ended March 31, 2003.

        The 16.5% increase in Operating Expenses was primarily a result of an increase in variable costs reflecting increased sales, together with increased insurance costs (primarily workers' compensation insurance) and management bonuses partially offset by a positive foreign exchange translation impact (largely related to our US dollar denominated Operating Expenses which decreased partly as a result of an increase in the relative value of the euro to the US dollar during the period). The increase in Operating Expenses also reflects the acquisition of the Spring™ brand in May 2002.

  Other products

        The Operating Expenses increased by €17.9 million, or 24.9%, during the fiscal year ended March 31, 2003. The 24.9% increase in the Operating Expenses was primarily due to the increase in sales from our introduction of linens, jewelry and Waterford Holiday Heirlooms® branded giftware and to the full year impact of our acquisition of Ashling Corporation in July 2001 and from the acquisition of Cashs Mail Order business in November 2002. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Recent acquisitions".

Operating income/(loss)

        Our operating income increased in the year ended March 31, 2003 by €33.7 million, from an operating loss of €12.1 million in the twelve months ended March 31, 2002 to an operating income of €21.6 million in the year ended March 31, 2003. The increase in our operating income for the year ended March 31, 2003 compared to the twelve month period ended March 31, 2002, primarily reflected the €26.1 million decrease in our exceptional restructuring charges, which had been €61.8 million in the twelve months ended March 31, 2002 and €35.7 million in the fiscal year ended March 31, 2003. See "Item 4—Information on the Company—Our Restructuring Program".

        In addition, the increase in our operating income for the year ended March 31, 2003 compared to the twelve month period ended March 31, 2002, also reflected the fact that we were able to increase our net sales of premium cookware and other products, while minimizing our operating losses resulting from a decrease in demand for our crystal and ceramic products by decreasing our Operating Expenses through a combination of cost controls and restructuring actions, together with improved yields from foreign currency hedging.

Other exceptional income/costs

  Amount written off investment

        In 2001, we wrote down our investment in Royal Doulton plc, resulting in a charge to our net income before taxes and minority interests of €16.2 million in the twelve months ended March 31, 2002. The carrying value of this investment at March 31, 2002 was €3.0 million and at March 31, 2003, following the purchase of additional shares and participation in a rights issue, it was €8.8 million. We did not incur any charges to operating income in the fiscal year ended March 31, 2003. See note 7 to our Consolidated Financial Statements.

  Exceptional foreign exchange gain arising from the conversion of US dollar loan

        During the year ended March 31, 2003, we repaid $120 million in bank debt with the proceeds from a euro denominated bank loan. As a result of favorable movements in the euro-US dollar exchange rate since the prior year end, we realized a foreign exchange gain of €9.7 million. See note 6.(c) to our Consolidated Financial Statements.

  Exceptional profit on sale of fixed asset

        During the year ended March 31, 2003, we sold certain surplus land at our Waterford Crystal manufacturing facility in Kilbarry, Ireland. As a result we realized an exceptional capital gain of €5.1 million (as a result of which we incurred a capital gains tax charge of approximately €1.0 million, included in our taxation expense). See note 6.(c) to our Consolidated Financial Statements.

  Exceptional provision arising from the closure of Stuart pension plan

        Following the closure of our Stuart Crystal manufacturing facility in Stourbridge, England and in accordance with SSAP 24, it was no longer appropriate to amortize Stuart's pension plan deficit over the average remaining service lives of Stuart employees. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Effect of recent restructuring". Accordingly, we established a provision of €3.9 million, representing the estimated deficit of the Stuart pension plan at March 31, 2003. See note 6.(c) to our Consolidated Financial Statements.

Net interest expense

        In the year ended March 31, 2003, our net interest expense was €25.3 million, compared to €25.2 million for the twelve months ended March 31, 2002. The stability of our net interest expense reflected our relatively consistent debt and interest rate levels during this period.

Taxes on income

        In the year ended March 31, 2003, we incurred taxation charges of €4.9 million compared to a taxation credit of €1.3 million in the twelve months ended March 31, 2002. The increase in taxation charges in the year ended March 31, 2003 was due to significant increases in taxable income in our US businesses as a result of increased net income from US operations. This increase was partially offset by credits for prior years.

Net income/(loss) after taxes before minority interest

        Our net income after taxes before minority interest increased in the year ended March 31, 2003 by €54.5 million, from a loss of €52.2 million in the twelve months ended March 31, 2002 to an income of €2.3 million in the year ended March 31, 2003. The increase in our net income after taxes before minority interests for the year ended March 31, 2003 compared to the twelve month period ended March 31, 2002 primarily reflects the €26.1 million decrease in our exceptional restructuring charges, which had been €61.8 million in the twelve months ended March 31, 2002 and €35.7 million in the fiscal year ended March 31, 2003 and the fact that in the twelve months ended March 31, 2002 we wrote down our investment in Royal Doulton plc to the market value, giving rise to an exceptional charge of €16.2 million in that year.

Liquidity

        Our primary sources of liquidity are our cash flow from operations and borrowings, principally from our Facility Agreement and certain other borrowings. The following table sets forth our net cash inflow from operating activities and our cash flows under Irish GAAP for the periods indicated.

	Twelve months ended March 31, 2002	Year ended March 31,
		2003	2004
	(unaudited)
	(€ in millions)
Operating (loss)/income	49.7	57.3	21.7
Provision for redundancy and related costs	(22.7)	—	—
Restructuring	(19.6)	(20.6)	(29.0)
Depreciation and amortization	54.7	46.7	40.4
(Surplus)/deficit on sale of fixed assets	(1.9)	(0.5)	1.5
Decrease/(increase) in inventories	39.9	(30.9)	(37.7)
Decrease/(increase) in accounts receivable	2.8	9.8	(1.6)
Increase/(decrease) in accounts payable	0.3	19.7	(10.3)
Exchange rate adjustments	(6.3)	(9.9)	6.7

Net cash inflow/(outflow) from operating activities	96.9	71.6	(8.3)
Returns on investments and servicing of finance	(23.9)	(24.9)	(54.7)
Taxation paid	(6.7)	(4.4)	(6.0)
Capital expenditure and financial investment	(22.3)	(12.1)	(26.2)
Acquisitions and disposals	(13.7)	(26.9)	—
Equity dividends paid	(20.0)	(21.6)	(7.6)

Net cash inflow/(outflow) before financing	10.3	(18.3)	(102.8)
Financing	11.8	27.0	80.5

Increase/(decrease) in cash	22.1	8.7	(22.3)

Net cash inflow/(outflow) from operating activities

        Our net cash outflow from operating activities was €8.3 million in the year ended March 31, 2004, a dramatic reversal from the net cash inflow of €71.6 million in the year ended March 31, 2003, primarily as a result of lower operating income and a year-on-year reduction in cash generated from accounts payable of €30 million. Our net cash inflow from operating activities was €71.6 million in the year ended March 31, 2003, a decrease of 26.1% from the net inflow of €96.9 million in the twelve months ended March 31, 2002. This decrease was due to increased inventories, partly offset by increased accounts receivable and reduced restructuring provisions.

Net cash (outflow)/inflow before financing

        Our net cash outflow before financing was €102.8 million in the year ended March 31, 2004, a substantial increase from the net outflow of €18.3 million in the year ended March 31, 2003. This increase was primarily due to the net cash outflow from operating activities, a year-on-year reduction in accounts payable combined with the increased costs of servicing finance as a result of €25 million of debt issue costs and €3.7 million of makewhole payments. Our net cash outflow in the year ended March 31, 2003 was €18.3 million, a deterioration from the net cash inflow of €10.3 million in the twelve months ended March 31, 2002 due to reduced cash inflow from operating activities.

Financing

        Our net cash inflow from financing was €80.5 million in the year ended March 31, 2004, following our debt restructuring including €166 million of 9 7/8% Mezzanine Notes, revised banking facilities and Secured Senior Notes. Our net cash inflow from financing was €27.0 million in the year ended March 31, 2003, an increase of 128.8% from €11.8 million in the twelve months ended March 31, 2002, as we drew down under our long-term loan facilities. Following the successful completion of the rights offering, the issue of the Mezzanine Notes, the new subordinated loans and the receipt of proceeds from the recent sale of All-Clad we believe that our working capital, together with the amounts available under the Facility Agreement and our other facilities, is sufficient to fund our present operations. See "Item 11—Quantitative and Qualitative Disclosure about Market Risk".

        All of the net cash proceeds of the All-Clad sale amounting to approximately €179.4 million were used to repay senior debt under the Amended Revolving Credit Facility and Secured Senior Notes.

Capital Resources

        Our policy is to finance our operations through a combination of cash flow generated from operations, short-term bank borrowings, long-term debt, equity funding and leasing and to achieve a balance between certainty of funding and a flexible, cost-effective borrowing structure. We seek to ensure continuity of funding by maintaining a broad portfolio of debt, diversified by source and maturity, and by maintaining facilities sufficient to cover peak anticipated borrowing requirements, with a minimum of 20% having a maturity in excess of five years at any point in time and the remainder having a maturity of no less than six months. At March 31, 2004, 38% of total financial liabilities had a maturity of greater than five years. Following the sale of All-Clad and the refinancing of our indebtedness under the Amended Revolving Credit Facility, the Senior Secured Notes and the Rosenthal Facilities 49% of total financial liabilities had a maturity of greater than five years.

        We have initiated a program, including a fundamental review of our manufacturing and logistics, to among other things, reduce inventories in an orderly manner, generating cash to be more effectively re-deployed in our operations.

        The following table sets forth our total borrowings and cash and cash equivalents (on an Irish GAAP basis) as at the dates specified:

	March 31,
	2002	2003	2004
	(€ in millions)
Total borrowings(1)(2)	478.3	440.7	434.5
Cash and cash equivalents	(88.1)	(84.0)	(51.6)

Net debt(3)	390.2	356.7	382.9

(1)
Includes drawdowns under our secured multicurrency Revolving Credit Facility, Mezzanine Notes, Secured Senior Notes and the €5.1 million of euro loans maturing between December 2005 and December 2007 for which certain properties owned by Rosenthal AG are pledged as collateral

(2)
On a US GAAP basis total borrowings at March 31, 2004 would be €25 million higher, to reflect the elimination of pre-paid debt issue costs which are set-off against total debt under Irish GAAP.

(3)
Net debt as at September 17, 2004 amounted to €264.4 million.

        The following table sets forth the currencies in which we held our cash and cash equivalents as at March 31, 2004:

	March 31, 2004
	Local currency amount	euro equivalent
	(millions)
Euro	€11.6	€11.6
US dollars	$27.0	€21.8
UK pound sterling	£4.3	€6.5
Japanese yen	¥805.8	€6.2
Other	—	€5.5

Total		€51.6

        As at September 17, 2004 total cash and cash equivalents were €45.1 million, including $17.6 million retained from the sale of All-Clad to meet the anticipated capital gains tax liability on its disposal.

The Refinancing

        In December 2003, we implemented a refinancing which reduced senior debt, improved our liquidity and extended the maturity of our indebtedness through the issue of the Mezzanine Notes, as defined below. The refinancing, comprising a rights issue raising gross proceeds of €38.5 million and an issue of Mezzanine Notes, raising gross proceeds of €166 million, the combined proceeds of which, after expenses, were used to pre-pay a portion of each of our senior debt components. Following the refinancing, the term to maturity of our debt ranged from 4 years and 4 months to 7 years. Notwithstanding these developments, we acknowledged at the time that net debt remained excessive and the related covenants restrictive.

Recent Developments

        Disappointing results recorded in fiscal year ended March 31, 2004, which were significantly worse than previously forecast and which reflected both the challenging market conditions and the deterioration in the dollar during that period, impacted our working capital requirements. In order to reinforce our financial position and allow us to continue our operational restructuring, we supplemented our credit facilities, on May 28, 2004, and June 25, 2004 with additional subordinated loans totalling €40 million provided by Anglo Irish Bank Corporation plc.

        In July 2004, we completed the sale of All-Clad to Groupe SEB. Net cash proceeds (after expenses and applicable taxation) from the sale of All-Clad amounted to approximately €179.4 million. All of the net proceeds of the sale have been used to reduce our borrowings. This was consistent with our stated strategy and with our obligations under our various facilities to use cash realised from any sale of assets to reduce senior debt. The application of all of the net proceeds of such sale to repay senior debt effected a 63.8% reduction in existing senior debt (based on amounts outstanding as of March 31, 2004). This in turn has facilitated a reduction in the cost of debt servicing, contributing to a reduction in our overall cost base. In anticipation of the All-Clad sale, the Amended Revolving Credit Facility and the Amended Note Purchase Agreement were amended as of May 28, 2004 and again in July 2004. Pursuant to these amendments, the lenders consented to the disposal of All-Clad and certain of its subsidiaries. We were obliged to pay the lenders a fee of €2.3 million at the time of the completion of the All-Clad sale in July 2004, to pay the costs and expenses of the coordinating lenders and the facility agent in connection with the amendment of the facility. We were also obliged to pay the holders of the Senior Secured Notes an amendment fee of 1.00% of the principal amount outstanding in respect of the Secured Senior Notes and Makewhole Notes at the time of the completion of the All-Clad sale in July 2004, and further to pay all out-of-pocket costs and expenses of the Secured Senior Notes holders incurred in connection with the amendment of the Amended Note Purchase Agreement.

        On September 30, 2004, the Company and certain of its affiliates and subsidiaries entered into a Facility Agreement (the "Facility Agreement") with certain financial institutions and Burdale Financial Limited, as agent for such financial institutions (the "Agent"). On September 30, 2004, we used the Facility Agreement to borrow €138.9 million with which to repay our entire indebtedness under the Amended Revolving Credit Facility Agreement, the Secured Senior Notes and the Rosenthal Facilities, amounting to €88.0 million, €25.7 million and €25.2 million, respectively, at the time of such repayment. As a consequence the Amended Revolving Credit Agreement, the Amended Note Purchase Agreement and the Rosenthal Facilities were terminated.

The Facility Agreement

Term and Structure

        The principal credit facility available to us is the Facility Agreement, a multi-currency credit facility, secured by the assets of the borrowers and guarantors, which permits a maximum drawdown of (a) €210 million (the current limit amounts to €140 million while there is an ongoing syndication process to increase that amount to the maximum amount available under the facility) plus (b) U.S. $30 million. The Company, WW UK and certain other Company subsidiaries are borrowers under the Facility Agreement, with certain other Company subsidiaries acting as guarantors.

        There are six facilities available under the Facility Agreement, some of which were used for the repayment of existing indebtedness at the time the Facility Agreement was entered into and to be used for general corporate and working capital purposes:

  •
  the Working Capital Facilities (the "Working Capital Facilities") consisting of: (a) an Extended Term Loan Facility for which a term loan will be made, calculated with respect to and secured by eligible receivables (those arising in the ordinary course and for which there is no impairment on recoverability) and eligible stock (retail inventory to which the borrower has good title) (the "Extended Term Loan Facility"); (b) a Receivables Finance Facility for which loans will be made calculated with respect to and secured by eligible receivables (the "Receivables Finance Facility"); and (c) a Revolving Credit Facility for which loans will be made or letters of credit will be issued and secured by the relevant goods (the "Revolving Credit Facility").

  •
  the Term Loan Facilities (the "Term Loan Facilities") consisting of: (a) a euro-denominated Equipment Loan Facility secured by industrial equipment (the "Equipment Loan Facility") and (b) a euro-denominated Property Loan Facility secured by real property (the "Property Loan Facility").

  •
  the Senior Tranche B Facility (the "Senior Tranche B Facility"), which is a U.S.-dollar denominated term loan facility of $30 million.

        The following conditions relate to the term and order in which the amounts may be drawn under each of the above facilities:

  •
  The Extended Term Loan Facility, Property Loan Facility, Equipment Loan Facility and Senior Tranche B Facility were required to be drawn down within five days of the signing of the Facility Agreement (the latter three had to be drawn down in full in one amount within the time period); the Receivables Finance Facility and the Revolving Credit Facility must be drawn within three years of the date of the Facility Agreement.

  •
  No utilization request may be made with respect to the Receivables Finance Facility unless the Senior Tranche B Loan Facility has first been drawn down in full. The Extended Term Loan

    Facility may be drawn by one or more borrowers, and it constitutes a sub-limit within the Receivables Finance Facility and the Revolving Credit Facility; no loan under the Receivables Finance Facility or the Revolving Credit Facility may be made unless the Extended Term Loan has been drawn down in full.

  •
  The terms of the loans vary depending on the loan. The term of each of the loan facilities except the Extended Term Loan and the Senior Tranche B Loan facilities is three years; the Extended Term Loan and the Senior Tranche B Loan facilities must be repaid in full on November 19, 2008.

        The amounts which we may draw under each facility are subject to certain conditions, including the following:

  •
  The aggregate amounts outstanding under the Extended Term Loan Facility, Receivables Finance Facility, Revolving Credit Facility, Equipment Loan Facility and Property Loan Facility may not exceed initially €140 million, capable of being increased to €210 million through the syndication process, and the aggregate amount outstanding under the Senior Tranche B Facility Loan may not exceed U.S.$30 million at any time.

  •
  The aggregate amounts outstanding under the Working Capital Facilities may not exceed the amount of the Group's total receivables calculated based on their face amount minus any discount, multiplied by the relevant percentage (85% for UK, Irish and U.S. borrowers and 80% for German borrowers) (the "Total Receivables Availability") plus the Group's available total stock calculated as the stock percentage of the net value of the eligible stock (the "Total Stock Availability") minus the reserves established by the Agent in his discretion, including a general reserve of €20 million, until the Group achieves EBITDA (as defined below) in excess of €80 million in respect of any financial year and a €10 million ancilliary facilities reserve.

  •
  The aggregate amounts outstanding under the Receivables Finance Facility may not exceed the lesser of the Total Receivables Availability and €100 million. The aggregate amounts outstanding under the Revolving Credit Facility may not exceed €145 million. The aggregate amount of outstanding loans under the Receivables Finance Facility in respect of eligible stock may not exceed the lesser of the Total Stock Availability or €130 million. All letter of credit exposures may not exceed €15 million.

  •
  The Equipment Loan may not exceed the lesser of 75% of the most recent valuation of the applicable equipment, such valuation to take place annually, and €7.5 million; the Property Loan may not exceed the lesser of 80% of the most recent valuation of mortgaged property, such valuation to take place annually, and €20 million.

  •
  The €20 million general reserve will be allocated initially to the Total Stock Availability and the Total Receivables Availability of the UK and Irish borrowers, and the agent may do any of the following with respect to the reserve: (a) reduce the receivables advance amount for a particular borrower if that borrower's dilution rate (defined as the monthly value of credit notes and non-cash credits issued by a borrower as a percentage of the monthly value of sales) exceeds 5%; (b) reduce the Total Stock Availability for any reduction in the stock limit or other reduction; (c) allocate the reserves among the borrowers; and (d) establish sub-limits as the agent deems appropriate.

  •
  Under the Receivables Finance Facility and the Revolving Credit Facility, individual borrowers may only request utilizations with respect to the availability derived from eligible receivables or eligible stock allocated to that borrower, and no utilisation may be requested by any other borrower if the amounts available for utilization by the US borrowers are greater than €5 million or by the German borrowers are greater than €3 million.

Costs and Fees

        If any facility is cancelled by the lenders or the Company or due to an event of default, a cancellation fee must be paid. In the first year, the fee would be 2% of the cancelled facilities; in the second year, the fee would be 1.5% of the cancelled facilities, and in the final year or with respect to any extension, the fee would be 1% of the cancelled facilities. A commitment fee of 0.375% per annum must be paid for any undrawn amount of the euro-denominated facilities limit. For each letter of credit or similar arrangement, a fee of 2.5% per annum is payable until the expiry of the letter of credit. A number of other standard fees, including arrangement, underwriting, facility, monitoring, security trustee, as well as fees and expenses relating to the Senior Tranche B Facility are also payable.

        The interest rate on each of the loans, except the Senior Tranche B Loan, is equal to the sum of (i) LIBOR; (ii) a margin of 2.5% with certain adjustment provisions and (iii) any mandatory costs of funding imposed by the Financial Services Authority, the Bank of England or similar monetary costs. Interest is payable on the Senior Tranche B Loan at a rate of LIBOR plus 6.5% or the Wachovia Bank NA prime rate plus 3.5%, at the election of the Company each month. If the Company has consolidated profit before tax of greater than zero, the margin of 2.5% will be reduced to 2.25% per annum, if the profit is greater than €5 million, the margin will be reduced to 2% per annum and if the profit is greater than €10 million, the margin will be reduced to 1.75% per annum. In order for the margin to be reduced, no default must have occurred, Trading Cashflow (as defined below) must have been greater than zero for the preceding 12 months, and the Total Availability must exceed the outstanding utilizations for the Receivables Finance Facility, the Revolving Credit Facility and the Extended Term Loan by at least €10 million.

        For the Equipment Loan Facility and Property Loan Facility, loans must be repaid in instalments of 1.67% of the loan per month and 0.834% of the loan per month respectively, with the balance to be repaid three years from the date of the Facility Agreement.

Covenants

        The Facility Agreement requires that no security interest be created over the assets of any obligor under the Facility Agreement without the consent of the Agent other than certain permitted security interests, including security interests (other than those on stock or receivables) not exceeding €1 million in the aggregate, security interests existing at the time of the Facility Agreement, security interests arising by operation of law in the ordinary course of business or provided for in suppliers' standard terms and certain security interests created over bank accounts as cash collateral to letters of credit. The Company and any other obligor may also not pay any dividends except certain intercompany dividends unless the consolidated profit before tax for that financial year is in excess of €20 million. Obligors may not make any other payments to affiliates or subsidiaries other than in the ordinary course, and may not redeem any of their ordinary or preference share capital.

        The Facility Agreement requires that neither the Company nor any other obligor incur or have owing any financial indebtedness over €1 million in the aggregate subject to exceptions for, among others, certain intercompany indebtedness, certain indebtedness relating to financial hedging transactions, certain indebtedness incurred in connection with the Facility Agreement, normal trade credit indebtedness, equipment leases and hire purchase transactions not exceeding €50,000 in the aggregate, operating leases not exceeding €1 million in the aggregate and any financial indebtedness existing at the date of the Facility Agreement. The Company must also ensure that no member of the Group grant any guarantee without the prior consent of the majority lenders, subject to certain exceptions. In addition, the terms of the Facility Agreement restrict the obligors' abilities to incur debt senior in right of payment to the amounts due under the Facility Agreement or be a creditor with respect to any financial indebtedness.

        No obligor may enter into an amalgamation, merger, demerger, acquisition or similar transaction other than certain intra-Group transactions of such nature. In addition, no obligor may lease or dispose of individual assets in excess of €150,000 or total assets in excess of €1 million, each subject to certain exceptions, including the disposal of obsolete inventories, the sale of trading stock, the licensing of intellectual property in the ordinary course of business subject to certain conditions and certain planned disposals. The Company may not prepay the facilities provided by Anglo Irish Bank Corporation plc on May 28, 2004 unless majority lenders consent is given or the auditors provide a certificate that the Company will have sufficient working capital for 18 months following any such prepayments.

        We are required to procure that our Net Worth (as defined below) shall at no time be less than an amount ranging from €119 million in October 2004 to €82 million in September 2007, and our preceding year's annual Trading Cashflow (as defined below) shall not be less than an amount ranging from a deficit of €111 million in October 2004 to zero in September 2007.

        The Company must provide full individual and consolidated monthly accounts to the agent within 30 days of the end of each month.

Events of Default

        The Facility Agreement contains standard events of default, including for non-payment of principal, interest or fees, misrepresentation and certain insolvency events. It also provides for an event of default upon change of control and in case of a Material Adverse Effect (as defined below) based on the reasonable opinion of the lenders.

        An event of default will also occur if the Company fails to maintain the prescribed ratios of Net Worth and Trading Cashflow or if any obligor breaches its undertakings regarding limitations on incurring additional indebtedness, creating additional security interests, asset disposals, making loans, maintaining adequate insurance and, if not remedied within 15 days of such breach, if it breaches any other provisions of the Facility Agreement and/or the ancillary documents. The Facility Agreement includes a cross-acceleration and cross default clause if borrowers or guarantors under the Facility Agreement fail to timely make payment or otherwise default on any financial indebtedness that exceeds €150,000 individually other than with respect to the Anglo Irish Bank Corporation facilities or an aggregate of €20 million owed to trade creditors. Upon the occurrence of an event of default, the lenders under the Facility Agreement may cancel their commitments under the facilities and declare the loaned amounts immediately due and payable.

Certain Definitions

        For purposes of the Facility Agreement: "EBITDA" means, in relation to any member of the Group, for any period its losses/profits for that period but (i) adding back any amounts in respect of interest, taxation, depreciation and amortization, (ii) excluding any exceptional or extraordinary profits and (iii) adjusting for the non-cash costs of any rationalization or reorganization program.

        "Material Adverse Effect" means an effect which (in the reasonable opinion of a majority of lenders under the Facility Agreement) results in or is likely to result in a material adverse change in (i) the business, performance, operations or assets of the obligors (whether individually or collectively); or (ii) the ability of any obligor to perform any of its respective obligations under the Facility Agreement and its ancillary documents; or (iii) the legality, validity, priority or enforceability of any obligations or security created by or arising under the Facility Agreement and its ancillary documents. An event will be deemed to not have a Material Adverse Effect if, in the opinion of a majority of lenders, their ability to make full recovery from the Group as a whole is not materially prejudiced as a result of the occurrence of such event.

        "Net Worth" means at any time the aggregate paid up amount of the issued share capital of the Company and the aggregate amount of the Company's consolidated reserves (i) deducting goodwill and intangible assets, (ii) deducting deferred tax, (iii) adding back or deducting any adjustment made under FRS 17, and (iv) making such other reasonable adjustments as the Agent may from time to time require or approve in writing to ensure consistency year on year and which are notified to the Company prior to the commencement of the relevant accounting period.

        "Trading Cash Flow" means the consolidated profit before tax on ordinary activities of the Group for the period under review (a) adding back any depreciation or amortization, (b) excluding any extraordinary or exceptional profits, (c) deducting any capital expenditures, and, (d) making any other reasonable adjustments to ensure consistency year-on-year.

The Mezzanine Notes and the Mezzanine Note Indenture

        On November 25, 2003, we issued €166.0 million in principal amount of 9 7/8% Mezzanine Notes due 2010, or the Mezzanine Notes, which are guaranteed by certain of the Company's subsidiaries and are secured by second ranking fixed and floating charges over substantially all of our assets and certain of the assets of certain of our subsidiaries. The Mezzanine Notes rank subordinated in right of payment to our current and future senior indebtedness, which includes the Facility Agreement.

        In connection with the issuance of the Mezzanine Notes, the Company, together with the Guarantors, The Bank of New York, London, Kredietbank S.A. Luxembourgeoise entered into a Mezzanine Note Indenture, dated December 1, 2003 (the "Mezzanine Note Indenture"). The Mezzanine Note Indenture establishes the rights and duties of the Trustee, establishes certain Events of Default with respect to the Mezzanine Notes and subordinates the Mezzanine Notes in right of payment to all Senior Debt. Events of Default under the Mezzanine Note Indenture include failure to timely pay any interest or principal owed on the Mezzanine Notes, default of any covenant under the Mezzanine Note Indenture, failure to pay at maturity or the acceleration of any other Indebtedness (which includes all principal and interest owed with respect to borrowed money, evidenced by debt security instruments, capitalized lease obligations, guarantees and certain hedging arrangements) in an aggregate amount of €10 million or more, certain insolvency events and any guarantee with respect to the Mezzanine Notes being declared null and void.

        Pursuant to the terms of the Mezzanine Note Indenture, neither we nor certain of our subsidiaries may incur any Indebtedness, provided that, such Indebtedness may be incurred if no Event of Default has occurred and is continuing and if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence of such Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0. For the purposes of the Mezzanine Note Indenture, the "Consolidated Fixed Charge Coverage Ratio" means the ratio of Consolidated EBITDA (consolidated net income together with any taxes paid or accrued, interest expense and certain consolidated non-cash charges) to Consolidated Fixed Charges (consolidated interest expense together with any dividend payments made to holders of preferred stock as adjusted by applicable income tax rates) during the relevant period. Such provision does not prohibit the incurrence of the following Indebtedness: among other things, the Mezzanine Notes, the Facility Agreement and other working capital facilities to a maximum of €265 million, Secured Senior Notes, Refinancing Indebtedness (any refinancing by the Company or its restricted subsidiaries of certain additional indebtedness permitted to be incurred under the Mezzanine Note Indenture and that does not either reduce the aggregate principal amount or average life to maturity of such indebtedness), indebtedness in connection with certain hedging activities, certain intercompany indebtedness and additional indebtedness of the Company and its subsidiaries in an aggregate principal amount not exceeding €25.0 million.

        The Company and certain of its subsidiaries may not declare or pay dividends, redeem the Company's capital stock, make payments on any indebtedness junior in right of payment to the

Mezzanine Notes or make certain investments (collectively, "Restricted Payments") if, among other things, (1) an Event of Default shall have occurred, (2) the Company may not incur at least €1 of additional indebtedness in accordance with the terms of the Mezzanine Note Indenture or (3) the aggregate amount of such Restricted Payments would exceed (X) 50% of Consolidated Net Income (aggregate net income excluding, among other things, certain gains from asset sales, extraordinary gains and gains resulting from certain corporate mergers) plus (Y) 100% of the aggregate net cash proceeds received from the issuance of certain Company securities plus (Z) the amounts by which certain Company indebtedness is reduced together with certain amounts received from Company investments. Notwithstanding the foregoing, the Company is permitted to make certain Restricted Payments, including investments in entities that will become Restricted Subsidiaries, additional investments of up to €25 million at any one time outstanding and dividends of up to €10 million. The Mezzanine Note Indenture furthermore places restrictions on the Company's or certain of its subsidiaries' abilities to incur indebtedness senior in right of payment to the Mezzanine Notes, effect asset sales, declare dividends and make other payments, issue preferred stock, create liens or other security interests, enter into sale and leaseback transactions, transact with affiliates and issue guarantees.

The Intercreditor Agreement

        On September 30, 2004, the Company, and the other parties to the Facility Agreement entered into an Intercreditor and Securities Trust Agreement (the "Intercreditor Agreement") as a condition precedent to the Facility Agreement. Among other things, the Intercreditor Agreement restricts our ability to make payments on the Mezzanine Notes in certain circumstances (including default under the Facility Agreement), restricts the ability of the trustee under the Mezzanine Notes Indenture to accelerate or demand payment under the Mezzanine Notes and subordinates the claims of Mezzanine Note holders to those under the Facility Agreement in the event of our insolvency.

The Inventory Security Agreement

        W/C Imports Inc., a wholly-owned subsidiary of the Company, is also party to a Non-notification Factoring Agreement and an Inventory Security Agreement (the "Inventory Security Agreement") with The CIT Group/Commercial Services, Inc., dated May 3, 1999, pursuant to which W/C Imports Inc. sells and assigns all accounts receivable in exchange for the CIT Group/Commercial Services, Inc. agreeing to advance it certain funds. The Inventory Security Agreement restricts W/C Imports Inc. ability to create security interests over its inventory or proceeds in favor of any third-party.

Supplemental Banking Facilities

        Since May 28, 2004 existing banking facilities have been supplemented by the procurement of additional banking facilities from Anglo Irish Bank Corporation plc of up to €40 million of subordinated loans.

Capital expenditures

        Our capital expenditures were €38 million in the year ended December 31, 2001, €5.3 million in the three months ended March 31, 2002, €22.2 million in the year ended March 31, 2003 and €35.3 million in the year ended March 31, 2004. The higher level of capital expenditure in 2004 was due primarily to the refurbishment of the furnace at our crystal manufacturing plant in Ireland.

        We intend to fund our current capital expenditure requirements from internally generated funds and through existing or future financing arrangements. We also may make selective investments or acquisitions, should suitable opportunities arise, which may be financed through additional borrowings to the extent permitted under the Facility Agreement and equity issuances.

Contractual Cash Obligations and Commercial Commitments

        The following table summarizes our contractual cash obligations at March 31, 2004:

	Total	Due within one year	Due between one and two years	Due between two and five years	Due after more than five years
	(€ in millions)
Short-term debt	11.6	11.6	—	—	—
Long-term debt	422.9	—	1.8	281.1	140.0
Operating leases	185.1	21.0	17.7	36.7	109.7
Capital commitments	2.3	2.3	—	—	—
Purchase commitments	15.5	9.1	3.2	3.2	—

Total	637.4	44.0	22.7	321.0	249.7

        Capital commitments relate to the purchase of plant and equipment.

        For information regarding our pension commitments, see notes 24 and 34 to our Consolidated Financial Statements. Funding for the year ending March 31, 2005 is anticipated to be similar to that for the year ended March 31, 2004.

Contingent liabilities

        In accordance with Section 17 of the Companies (Amendment) Act, 1986, we have guaranteed the liabilities of certain of our subsidiaries. As a result, such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. We have also guaranteed certain of the borrowings of various subsidiaries.

        Waterford has received capital grants amounting to €5 million at March 31, 2004, (March 31, 2003: €5 million), which could become repayable to the Irish Government if the business were to cease within 10 years of the date of the grants.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate and market risk

        We are exposed to changes in financial market conditions in the normal course of our business operations due to our operations in different foreign currencies and our ongoing investing and funding activities, including changes in interest rates and foreign currency exchange rates. Market risk is the uncertainty to which future earnings or asset/liability values are exposed as a result of operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. We have established policies and procedures and internal processes, including review by a sub-committee of our Board, governing our management of market risks and the use of financial instruments. For further discussion about market risk see "Item 11—Quantitative and Qualitative Disclosure about Market Risk".

New Accounting Standards

International financial reporting standards

        By regulation, the European Union ("EU") has agreed that listed companies must use International Financial Reporting Standards ("IFRS") adopted for use in the EU in the preparation of consolidated accounts. The objective is to improve financial reporting and enhance its transparency within the EU. We will be required to prepare consolidated financial statements in accordance with

IFRS from April 1, 2005. These comprise of not only IFRS but also International Accounting Standards ("IAS").

        In the light of the EU decision, the International Accounting Standards Board ("IASB") has put in place a platform of standards that must be applied by all first time adopters of IFRS as of January 1, 2005, and in addition have announced its intention to avoid mandatory accounting changes between 2004 and 2006. A number of new or revised standards have recently been finalised in March 2004. These include IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement". Neither IAS 32 nor IAS 39 have yet been endorsed by the European Commission and the IASB is still considering possible amendments to IAS 39.

        During 2004, we initiated a program to change our accounting policies and practices to be IFRS compliant by 2005. A project team has been assembled and separate work streams have been established for each difference in accounting that will require significant effort to implement. This program is advancing according to plan. We are confident that we will be able to meet financial reporting requirements in 2005/6.

Impact of recently issued US accounting pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), and in December 2003 issued FIN 46R, a revision of this interpretation. Under the revised interpretation, certain entities, known as "Variable Interest Entities" ("VIEs"), must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. Additionally, for VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. Certain measurement principles of this interpretation relating to VIEs created or acquired after January 31, 2003 are applicable for the fiscal year ended March 31, 2004. We have evaluated all potential VIEs and determined that no entities exist which would require additional disclosure or consolidation in the financial statements. The remaining disclosure and measurement requirements in the interpretation are effective for subsequent financial statements. We have not yet completed our assessment of the remaining relationships that could have an impact on the disclosures included in the subsequent financial statements or on the results of operations or financial position in those periods.

        Certain provisions of SFAS 150, "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equities" as they relate to the accounting and classification of mandatorily redeemable financial instruments, have been deferred until periods beginning after December 15, 2004. We do not anticipate any impact to our results of operations or financial position as a result of this SFAS.

        The Emerging Issues Task Force issued EITF 00-21, "Multiple Element Arrangements", effective for arrangements entered into in fiscal periods beginning after June 15, 2003. This guidance requires companies with deliverables that include multiple revenue generating activities to separately value the revenues related to each element of the process. We do not anticipate any impact to our results of operations or financial position as a result of this EITF.

        In December 2003, the FASB issued SFAS No. 132, "Employer's Disclosures about Pensions and other Post-retirement Benefits". This standard does not change the measurement or recognition of the plans required by FASB 87 and it retains the disclosure requirements of the original Statement 132. It requires additional disclosures to those in the original Statement about the assets, obligations, cash flows and net periodic cost of defined benefit plans. The Statement is effective for financial statements with fiscal years ending after December 15, 2003 for US plans but, as regards the disclosure of information about foreign plans, it is effective for fiscal years ending after June 15, 2004. The disclosure requirements under this revised Statement for the year ended March 31, 2004 have been satisfied.

Research and Development

        We maintain research and development departments in our main manufacturing facilities. Expenditure on research and development in the year ended March 31, 2004 amounted to €6.1 million (2003: €9.3 million, 3 months ended March 31, 2002: €2.4 million, year ended December 31, 2001: €6.4 million) and related mainly to the development of new products, processes and manufacturing technologies.

Trend Information

        In the first quarter of the current fiscal year trading was broadly in line with the same period in the previous fiscal year and at constant exchange rates sales were broadly flat compared to the same period in the previous fiscal year.

        We have selected a dedicated internal management team to work with international business consultants, to simplify working capital management and manufacturing processes and release cash to be more effectively redeployed within the business. The goal of the project is to further reduce our investment in inventories and receivables and rationalize manufacturing runs in order to enhance trading margins, operating results and cash flows.

        The trading environment remains challenging in fiscal 2005 and our ability to overcome prevailing adverse trading conditions will be partially contingent on the project's timing, whereby the review of operations and associated working capital requirements can be completed, the decision to implement resultant recommendations considered and such recommendations implemented. A definitive timetable for this review has not yet been finalized. As part of this initiative, in September 2004, we announced a period of seven weeks short-time working up to March 31, 2005 to further reduce costs and inventories.

Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements, as defined in respect of this Item 5.E, that have, or are likely to have, an effect on the company that is material.

Item 6—Directors, Senior Management and Employees

Directors and Senior Management

Board of Directors

        The Board of Directors of Waterford Wedgwood plc ("the Board") currently consists of 17 directors. Our articles of association establish the terms governing the composition of our Board of Directors. See "—Board Practices" for more information.

        The table below sets out the name, age and position of each of the members of our Board of Directors.

Name	Age	Position
Sir Anthony O'Reilly	68	Chairman of the Board and a member of the remuneration and nomination committee.
Peter John Goulandris(1)	56	Deputy Chairman of the Board and a member of the remuneration and nomination committee.
Paul M. D'Alton(1)	53	Director and Chief Financial Officer.
Peter B. Cameron	57	Director and Chief Operating Officer.
Gerald P. Dempsey	75	Director and a member of the audit committee, the remuneration and nomination committee, and senior independent director.
John Foley	52	Director and Chief Executive Officer of Waterford Crystal Limited.
Lewis L. Glucksman	78	Director and a member of the audit committee.
Ottmar C. Küsel	53	Director and Chief Executive Officer of Rosenthal AG.
Kevin C. McGoran	69	Director and chairman of the audit committee and a member of the remuneration and nomination committee, and Chairman of the Board of Waterford Crystal Limited.
Sam Michaels	80	Director and Joint Chairman of the Board of All-Clad Holdings Inc.
Patrick J.A. Molloy	66	Director and member of the audit committee.
P. Redmond O'Donoghue(1)	61	Director and Chief Executive Officer.
Lady O'Reilly(1)	54	Director.
Tony O'Reilly, Jr	37	Director and Chief Executive Officer of Wedgwood.
David W. Sculley	58	Director.
Dr. F. Alan Wedgwood(1)	67	Director.
Lord Wedgwood(1)	50	Director.

(1)
Also a director of Waterford Wedgwood UK plc.

        Sir Anthony O'Reilly has been a non-executive director since April 25, 1990. He was appointed deputy chairman on June 19, 1991, and was appointed Chairman of the Board on January 1, 1994. His current term as non-executive director expires in 2005. He is chief executive of Independent News & Media plc and is chairman of Eircom Group plc. His other directorships include Fitzwilton Limited. Sir Anthony O'Reilly is the husband of Lady O'Reilly and the father of Tony O'Reilly, Jr.

        Peter John Goulandris was appointed deputy chairman on March 24, 1999, having been a director since May 17, 1996. He has also been a director of WW UK since December 17, 1998. He was appointed chairman of WW UK in January 2001. His current term of office as non-executive director expires in 2004 and he will stand for re-election at the Annual General Meeting on October 21, 2004. His other directorships include Fitzwilton Limited. Peter John Goulandris is the brother of Lady O'Reilly.

        Gerald P. Dempsey was appointed a director on March 1, 1986. He is also a director of Waterford Crystal Limited. His current term as non-executive director expires in 2004 and he will stand for re-election at the Annual General Meeting on October 21, 2004. His other directorships include United Business Media Financial Services Ireland and associated companies.

        Lewis L. Glucksman joined us as director on December 16, 1998. His current term as non-executive director expires in 2005. He is retired from Salomon Smith Barney, New York, where he was vice chairman. He is currently advisor to Bank One Corporation and is a member of the Advisory Committee of the National Treasury Management Agency in Ireland, a government appointment.

        Kevin C. McGoran was appointed a non-executive director on April 25, 1990, and is currently chairman of Waterford Crystal Limited and our audit committee financial expert. His current term of office as a non-executive director expires in 2005. He is chairman of Fitzwilton Limited.

        Sam Michaels joined us as a director on July 2, 1999. He is chairman of NABCO, Inc and chairman of PAB Holding, LLC, Inc. His current term as non-executive director expires in 2006.

        Patrick Molloy joined us as a non-executive director on July 25, 2002. His current term as non-executive director expires in 2006. He is chairman of CRH plc, The Blackrock Clinic and Enterprise Ireland. He retired as group chief executive of Bank of Ireland in January 1998.

        Lady O'Reilly was appointed a non-executive director on December 15, 1995, and has been a non-executive director of WW UK and a director of Wedgwood Museum Trust Limited since June 15, 1994. Her current term of office as a non-executive director expires in 2004 and she will stand for re-election at the Annual General Meeting on October 21, 2004. She is chairperson of the Irish National Stud Company Limited and of the O'Reilly Foundation. Lady O'Reilly is the wife of Sir Anthony O'Reilly and the sister of Mr. Peter John Goulandris.

        David W. Sculley was appointed a non-executive director on December 12, 1997. His current term of office as a nonexecutive director expires in 2004 and he will stand for re-election at the Annual General Meeting on October 21, 2004. He is a partner in the New York based investment firm Sculley Brothers and serves on the board of a number of private companies.

        Dr. F. Alan Wedgwood was appointed a non-executive director of Wedgwood in 1966. On November 28, 1986, he was appointed a non-executive director and on June 19, 1991, a director of WW UK. His current term of office as a non-executive director expires in 2006. Dr. Wedgwood is the cousin of Lord Wedgwood.

Senior management

        The table below sets out the name, age and position of each of our executive directors and senior managers.

Name	Age	Position
P. Redmond O'Donoghue(1)	61	Director and Chief Executive Officer
Paul M. D'Alton(1)	53	Director and Chief Financial Officer
Peter B. Cameron	57	Director and Chief Operating Officer
John Foley	52	Director and Chief Executive Officer of Waterford
Ottmar C. Küsel	53	Director and Chief Executive Officer of Rosenthal AG
Tony O'Reilly, Jr.	37	Director and Chief Executive Officer of Wedgwood
Lord Wedgwood(1)	50	Director
Other Officers
Patrick J. Dowling	58	Secretary
Andrew E. Elsby-Smith(1)	40	Finance director of Wedgwood Limited

(1)
Also a director of Waterford Wedgwood UK plc.

        P. Redmond O'Donoghue joined us as a director in 1985. He is chief executive officer. His current term of office as an executive director expires in 2004 and he will stand for re-election at the Annual General Meeting on October 21, 2004. Prior to joining us, he held senior sales and marketing positions with the Ford Motor Company in the Republic of Ireland, England and Spain. He is a non-executive director of Greencore plc and chairman of the Governing Body of the Waterford Institute of Technology.

        Paul M. D'Alton joined us as chief financial officer on May 4, 2004 and was appointed to the Board on June 17, 2004. He was previously chief financial officer and a member of the Court of Directors at Bank of Ireland and chief financial officer of Aer Lingus. He is a non-executive director of Bank of Ireland Assurance and non-executive chairman of Aer Arran. Having been appointed a director since the last Annual General Meeting he will retire and stand for election at the Annual General Meeting on October 21, 2004.

        Peter B. Cameron joined us as a director in 2001. Previously, he was All-Clad's chief operating officer from 1998 to 2000. He became chief executive of All-Clad in August 2000 until its disposal in July 2004, when he became our chief operating officer. His current term of office as an executive director expires in 2004 and he will stand for re-election at the Annual General Meeting on October 21, 2004.

        Andrew E. Elsby-Smith joined us in 1991. He is currently finance director of Wedgwood Limited and was appointed a director of WW UK on June 25, 1999. His current term of office as a director expires in 2005.

        John Foley joined us in 1991 and was appointed a director in October 2000. He is currently also chief executive officer of Waterford Crystal Limited. His current term as executive director expires in 2006. He is non-executive chairman of Waterford Marketing and Tourism.

        Ottmar C. Küsel joined us as a director in April 1997. He is currently also chief executive officer of Rosenthal AG. His current term of office as an executive director expires in 2006. He is chairman of the Ceramics Industry Association in Germany and a member of the advisory board of the Düsseldorfer at Hypotheken Bank AG.

        Tony O'Reilly, Jr. joined us as a director on December 16, 1998. He became chief executive officer of Wedgwood on November 7, 2001. His current term of office as an executive director expires in 2005. He is non-executive chairman of Arcon International Resources plc. His other non-executive directorships include Providence Resources plc, Independent News & Media plc and Fitzwilton Limited. Tony O'Reilly is the son of Sir Anthony O'Reilly.

        Lord Wedgwood was appointed a non-executive director of WW UK on December 19, 1997. He joined us as an executive director on April 27, 2000. His current term of office as a director expires in 2005. He was a member of the House of Lords from 1975 to 1999. Lord Wedgwood is the cousin of Dr. Alan Wedgwood.

        Patrick J. Dowling joined us on June 1, 1999. He had previously been finance director of Fitzwilton Limited and is a director of Waterford Crystal Limited. He has been secretary to both WW UK and the Company since September 1999. His current term as our secretary will extend indefinitely until he is replaced by the Board.

Board/Management Changes

        Paul M. D'Alton, who replaced Richard Barnes as chief financial officer on May 4, 2004, was appointed to the Board with effect from June 17, 2004. Richard Barnes retired from the Board on June 17, 2004. Peter B. Cameron, formerly chief executive officer of All-Clad, became chief operating officer on June 2, 2004. Robert Nieuhaus, a non-executive director since 1990, resigned from the Board on June 17, 2004, as did Brian Patterson, a Board member since 1992. Chris McGillivary, a director and President of Waterford Wedgwood USA Inc. retired from the Board on June 25, 2004.

Board Practices

        The Articles of Association of both the Company and WW UK provide that a director may serve a maximum of three years and must then retire. A retiring director is, however, eligible for re-election. All directors not initially appointed at an Annual General Meeting hold office only until the next Annual General Meeting and shall then be eligible for election. The Board may from time to time appoint one or more directors to any office for such period and on such terms as it decides. A director so appointed will cease to hold such office when he no longer serves as an executive of the Company or WW UK, as the case may be, or the Board terminates his appointment. No director is required to retire on account of age.

        Our senior managers are appointed by the Board of Directors and the majority of our senior managers have service contracts. In the event that a director/senior manager's employment is terminated without cause, such director or senior manager could be entitled to any compensation due under the unexpired term of his contract or pursuant to Irish law.

Board Committees

        We have within our structure both an audit and a remuneration and nominations committee. Membership of these committees is comprised of non-executive directors only.

Audit committee

        The audit committee is chaired by Kevin C. McGoran, as non-executive director, and consists of the following additional non-executive directors: Gerald P. Dempsey, Lewis L. Glucksman and Patrick J. Molloy. The terms of reference for the audit committee are set out in a formal audit committee charter, which is approved by the Board. Its purpose is to assist the Board to oversee and review our accounting and financial reporting policies and internal audit procedures. It also assists the Board in selecting, evaluating the independence of and replacing the external auditors. Both the chief financial officer and head of internal audit of the Company normally attend meetings, with representatives of the external auditors attending as appropriate. The Company secretary is the secretary of the audit committee.

Remuneration and nominations committee

        The remuneration and nominations committee is responsible for advising on the appointment of executive and nonexecutive directors and determines terms and conditions of employment and remuneration for executive directors. It meets when required to do so throughout the year. The remuneration and nominations committee is chaired by Sir Anthony O'Reilly and consists of the following additional non-executive directors: Gerald P. Dempsey, Peter John Goulandris and Kevin McGoran.

Internal control

        Our directors supervise our system of internal controls. Our internal controls include not just financial risk management but also operational and compliance risk management. This internal control system addresses the nature and extent of the risks facing us. The chief financial officer of each of our businesses reports regularly to our Board of Directors and/or to its committees on the management of key risk areas and on the effectiveness of our internal controls in relation to these risks. A review of the risks identified by each of our businesses is included as part of our annual budget process. Our internal control system, however, provides only reasonable and not absolute assurance against material financial misstatements or losses.

Compensation of directors and officers

        For the year ended March 31, 2004, the aggregate compensation, paid or accrued, of our directors and of the Company's and WW UK's (together, the "Registrants") officers was €3.576 million. See note 5 to the Consolidated Financial Statements which is incorporated by reference in this Item 6, setting forth details on an individual basis of the remuneration paid to executive and non-executive directors. In addition, the aggregate amount set aside or accrued by the Registrants for the year ended March 31, 2004 to provide pension, retirement or similar benefits for our directors and officers was €963,000.

Exemptions from Corporate Governance Listing Requirements Under the NASDAQ Marketplace Rules

        In connection with the listing of the Company's American Depositary Shares in the United States, we received an exemption with respect to the quorum requirement reflected in Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company's voting stock. Our articles of association provide that a quorum for a general meeting of the Company is constituted by three or more persons present in person and entitled to vote. This quorum requirement is in accordance with Irish law and generally accepted business practices in the Republic of Ireland.

Employees

        At March 31, 2004, we had 8,059 employees worldwide. We believe that, other than senior management, a majority of our employees are members of trade unions.

        Relations between the Company, its employees and the trades unions representing those employees continue to be good. Discussions continue between the Company and employee representatives concerning the implementation of the plan for seven weeks of short time working in the Irish manufacturing facilities up to March 31, 2005.

        The table below provides a breakdown by activity and by geographical location of our employees, including the employees of our subsidiaries, at December 31, 2001 and March 31, 2002, 2003 and 2004 respectively.

		March 31,
Number of employees	December 31, 2001
		2002	2003	2004
Geographical analysis:
United Kingdom	3,597	3,397	3,204	2,540
Germany	2,440	2,325	2,200	2,160
Republic of Ireland	1,549	1,547	1,748	1,534
North America	1,242	1,173	1,275	1,278
Rest of the World	560	577	508	547

Total	9,388	9,019	8,935	8,059

		March 31,
Number of employees	December 31, 2001
		2002	2003	2004
Analysis by activity:
Production	5,181	4,912	4,795	3,985
Distribution	700	650	637	586
Sales and marketing	2,720	2,669	2,738	2,782
Administration	787	788	765	706

Total	9,388	9,019	8,935	8,059

Employee share schemes

        We have had employee share schemes in place since 1979. In May 1987, our shareholders approved an executive share option scheme, replacing the earlier scheme approved in 1985. The rules of the 1985 scheme were altered to enable the inclusion of full-time executives of Wedgwood. Members of management (including employees of our subsidiaries) designated by the Board, who had at least two years' service to complete before retirement and who worked at least 20 hours per week for us (including our subsidiaries), were eligible to participate in the share option scheme. The Board could at any time grant options for such number of stock units (a stock unit comprises one €0.06 nominal value ordinary share in Waterford Wedgwood plc and one £0.01 nominal value income share in WW UK), exercisable at such option price, to such executives as the Board might specify.

        On December 12, 1995, our shareholders replaced and updated the earlier scheme approved in 1987 and created several new employee share schemes, so as to bring our employee share schemes into line with current best practice and enable employees resident outside the Republic of Ireland and the UK to participate. Under the new employee share schemes, the total number of stock units that could be issued to employees under all of the schemes was limited to not more than 10% of our ordinary share capital in any ten year period, and not more that 5.0% of our ordinary share capital in any five year period. The total number of stock units that could be issued to any employee participating in an employee share scheme was limited to no more than 5% of our ordinary share capital in any ten year period and not more than 3.0% of our ordinary share capital in any three year period.

Options to Purchase Securities from Registrants or Subsidiaries

The 1995 Group Share Option Scheme

        Full-time executive directors and employees who work at least 20 hours per week for us are eligible to participate in the 1995 Group Share Option Scheme. Options under the 1995 Group Share Option Scheme are granted by the remuneration and nominations committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in earnings per share over any three consecutive financial years prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options under the 1995 Group Share Option Scheme are granted at an option price, which may not be less than the market value of the underlying stock units on the date of grant. An employee's participation in this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period, will not exceed four times the employee's annual earnings. Options under this scheme are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant. This scheme does not meet the criteria for tax relief on the grant of share options to employees set by the UK Inland Revenue.

The 1996 Approved Group Share Option Scheme

        The 1996 Approved Group Share Option Scheme is available to our employees who reside in the UK and has been approved by the UK Inland Revenue. Full-time executive directors and employees who work at least 20 hours per week for us are eligible to participate. Options under the 1996 Approved Group Share Option Scheme are granted by the remuneration and nominations committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in earnings per share over any three consecutive financial years prior to the date of exercise of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options granted under this scheme are granted at an option price, which may not be less than the market value of the underlying stock units on the date of grant. An employee's participation under this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period will not exceed four times the employee's annual earnings, nor at any time will the aggregate price payable on the exercise of any outstanding options under this or any other approved option scheme exceed £30,000. Options are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant.

        The following table sets forth information relating to the options granted under the 1995 Group Share Option Scheme, the 1996 Approved Group Share Option Scheme and earlier Waterford Wedgwood plc Executive Share Option Schemes, and held by our employees as of June 30, 2004.

Date granted	Number of shares June 30, 2004	Option price per stock unit(1)(2)	Expiration Date
May 24, 1996	1,331,820	£0.73	May 24, 2006
May 24, 1996	267,500	€0.91	May 24, 2006
June 13, 1996	15,855	£0.79	June 13, 2006
June 13, 1996	184,975	£0.79	June 13, 2006
November 7, 1996	42,800	€0.89	November 7, 2006
December 13, 1996	1,638,350	£0.72	December 13, 2006
December 13, 1996	1,316,100	€0.89	December 13, 2006
April 2, 1997	105,700	£0.79	April 2, 2007
March 26, 1998	264,250	£0.94	March 26, 2008
March 26, 1998	467,083	£0.94	March 26, 2008
March 26, 1998	130,116	£0.94	March 26, 2008
August 1, 1998	158,550	£0.71	August 1, 2008
October 7, 1998	52,850	£0.49	October 7, 2008
September 2, 1999	2,086,500	€0.90	September 2, 2009
September 2, 1999	382,634	£0.58	September 2, 2009
September 2, 1999	50,736	£0.58	September 2, 2009
March 27, 2000	4,835,330	€0.90	March 27, 2010
March 27, 2000	710,303	£0.54	March 27, 2010
March 27, 2000	462,965	£0.54	March 27, 2010
September 4, 2000	267,500	€1.20	September 4, 2010
September 4, 2000	132,125	£0.76	September 4, 2010
April 12, 2001	4,205,100	€1.07	April 12, 2011
April 12, 2001	581,350	£0.65	April 12, 2011
November 8, 2001	2,120,419	€0.60	November 8, 2011
November 8, 2001	549,110	£0.39	November 8, 2011
November 8, 2001	77,161	£0.39	November 8, 2011
June 5, 2002	802,500	€0.61	June 5, 2012
December 19, 2003	31,000	£0.16	December 19, 2013
December 19, 2003	444,000	£0.16	December 19, 2013

Total	23,714,682

(1)
Rounded to the nearest whole pence (£0.01) or cent (€0.01) as appropriate.

(2)
Option price adjusted to reflect Rights Issue, November 2003.

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

        Not more than 5% of our aggregate profits in the preceding financial year before taxation (before any provision for payments under the Irish Profit Sharing Scheme and any other employee share schemes) which in the opinion of the remuneration and nominations committee is attributable to our operations and those of our subsidiaries, may be made available for the issue or purchase of stock units under the Irish Profit Sharing Scheme or any other employee's profit sharing scheme.

        The number of ordinary shares held under the Irish Profit Sharing Scheme as of June 30, 2004 is 4,910,511.

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

        Options are to be granted at an option price, which is not less than 80% of the market value of the underlying stock units on the day before the date of invitation (or some other date agreed with the UK Inland Revenue) and, where ordinary shares are to be subscribed, their nominal value (if greater).

On April 27, 2000, shareholders approved an allocation of up to 5.0% of our issued ordinary share capital to the employee Savings-Related Scheme.

        The number of shares held under the Savings-Related Scheme as of June 30, 2004 is 12,694,162.

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

        The Trustee has the power to acquire our stock units and to hold them for the benefit of the plan beneficiaries. In particular, the Trustee will be able to satisfy the exercise of options under our share option schemes and provide stock units under other share based incentives operated by us.

        The ESOP will hold, unallocated, no more than 5% of our issued share capital at any one time.

        The number of stock units purchased under the ESOP, and held for the benefit of our employees as of June 30, 2004 is 356,491.

Share Incentive Plan 2002

        The Share Incentive Plan 2002 is constituted by a trust deed made between us and the plan trustees. Under the plan, participating employees make payments to the trustees each month, up to a maximum of 10% of their gross pay, which the trustees use to acquire stock units at the prevailing share price.

        All of our UK employees (full- or part-time) and all of our executive directors (including those of certain of our participating subsidiaries) who are based in the UK and work such minimum number of hours, as the remuneration and nominations committee may determine, are eligible to join the Share Incentive Plan.

        The trustees of the plan are to hold the ordinary shares for the benefit of the participating employees until instructed otherwise. Tax benefits accrue when the stock units are held in the trust for over five years.

        The number of stock units held under the 2002 Share Incentive Plan, and held for the benefit of our employees, as of June 30, 2004 is 429,336.

Directors' and Secretary's Interests

        The following table sets forth the number and percentage of stock units of Waterford Wedgwood plc beneficially owned by the directors, officers and the Secretary of the Registrants as of July 7, 2004:

Director/Senior Manager		Stock units of Waterford Wedgwood plc Beneficially Owned	Percentage of Ordinary Shares Outstanding
G.P. Dempsey		63,635	—
P.J. Dowling		331,700	—
A. Elsby-Smith		25,139	—
J. Foley		160,479	—
K.C. McGoran		89,086	—
S. Michaels		254,543	—
P. J. Molloy		127,270	—
P.R. O'Donoghue		1,701,010	—
Tony O'Reilly Jr		68,343	—
D. Sculley		1,228,181	—
F.A. Wedgwood		783,275	—
Lord Wedgwood		127,270	—

Sub-total of other directors		4,959,931	0.5%
O'Reilly and Goulandris families' Holdings (which are held through the following direct and indirect holdings)(i)
Stoneworth	164,179,942		16.5%
Albany Hill	34,081,550		3.4%
Araquipa	34,505,163		3.5%
Cressborough	11,709,089		1.2%
Mystic	420,907		—
Indexia	432,973		—

Sub-total of O'Reilly and Goulandris families		245,329,624	24.6%

Total of Directors' and Secretary's interests		250,289,555	25.1%

(i)
For additional information, see "Item 7—Major Shareholders and Related Party Transactions".

Executive share option scheme

        Details of executive share options, granted in accordance with the rules of the 1996 Approved Group Share Option Scheme, the 1995 Group Share Option Scheme and their predecessors, held at any time during the year ended March 31, 2004, by the Directors and the Secretary of the Company and of WW UK are as follows:

Director/Secretary	Options held at April 1, 2003 or date of appointment	Adjusted for rights issue	Granted during year	Lapsed during year	Options held at March 31, 2004 or date of retirement	Option price	Exercisable between
R.A. Barnes	800,000	845,600	—	—	845,600	£0.72	12/13/99 – 12/13/06
	200,000	211,400	—	—	211,400	£0.54	3/27/03 – 3/27/10
	500,000	528,500	—	—	528,500	£0.65	4/12/04 – 4/12/11
	200,000	211,400	—	—	211,400	£0.39	11/8/04 – 11/8/11
P.B. Cameron	750,000	802,500	—	—	802,500	€0.90	3/27/03 – 3/27/10
	500,000	535,000	—	—	535,000	€1.07	4/12/04 – 4/12/11
	200,000	214,000	—	—	214,000	€0.60	11/8/04 – 11/8/11
	250,000	267,500	—	—	267,500	€0.61	6/5/05 – 6/5/12
J. Foley	230,000	246,100	—	—	246,100	€0.89	12/13/99 – 12/13/06
	125,000	133,750	—	—	133,750	€0.90	9/2/02 – 9/2/09
	100,000	107,000	—	—	107,000	€0.90	3/27/03 – 3/27/10
	500,000	535,000	—	—	535,000	€1.07	4/12/04 – 4/12/11
	200,000	214,000	—	—	214,000	€0.60	11/8/04 – 11/8/11
O.C. Küsel	250,000	264,250	—	—	264,250	£0.94	3/26/01 – 3/26/08
	100,000	107,000	—	—	107,000	€0.90	9/2/02 – 9/2/09
	250,000	267,500	—	—	267,500	€0.90	3/27/03 – 3/27/10
	500,000	535,000	—	—	535,000	€1.07	4/12/04 – 4/12/11
	200,000	214,000	—	—	214,000	€0.60	11/8/04 – 11/8/11
C.J. McGillivary	800,000	845,600	—	—	845,600	£0.72	12/13/99 – 12/13/06
	1,000,000	1,057,000	—	—	1,057,000	£0.58	9/2/02 – 9/2/09
	500,000	535,000	—	—	535,000	€0.90	3/27/03 – 3/27/10
	500,000	535,000	—	—	535,000	€1.07	4/12/04 – 4/12/11
S. Michaels	500,000	535,000	—	—	535,000	€0.90	3/27/03 – 3/27/10
P.R. O'Donoghue	1,000,000	1,070,000	—	—	1,070,000	€0.89	12/13/99 – 12/13/06
	1,000,000	1,070,000	—	—	1,070,000	€0.90	9/2/02 – 9/2/09
	500,000	535,000	—	—	535,000	€0.90	3/27/03 – 3/27/10
	700,000	749,000	—	—	749,000	€1.07	4/12/04 – 4/12/11
T O'Reilly Jr.	500,000	535,000	—	—	535,000	€1.07	4/12/04 – 4/12/11
	200,000	214,000	—	—	214,000	€0.60	11/8/04 – 11/8/11
Lord Wedgwood	100,000	107,000	—	—	107,000	€1.20	9/4/03 – 9/4/10
A. Elsby-Smith	15,000	15,855	—	—	15,855	£0.73	5/24/99 – 5/24/06
	35,000	36,995	—	—	36,995	£0.79	6/13/99 – 6/13/06
	50,000	52,849	—	—	52,849	£0.94	3/26/01 – 3/26/08
	100,000	105,700	—	—	105,700	£0.58	9/2/02 – 9/2/09
	100,000	105,700	—	—	105,700	£0.54	3/27/03 – 3/27/10
	37,500	39,637	—	—	39,637	£0.39	11/8/04 – 11/8/11
T.W. Harper	50,000	52,850	—	—	52,850	£0.79	6/13/99 – 6/13/06
	100,000	105,700	—	—	105,700	£0.58	9/2/02 – 9/2/09
	150,000	158,550	—	—	158,550	£0.54	3/27/03 – 3/27/10
	37,500	39,637	—	—	39,637	£0.39	11/8/04 – 11/8/11

Director/Secretary	Options held at April 1, 2003 or date of appointment	Adjusted for rights issue	Granted during year	Lapsed during year	Options held at March 31, 2004 or date of retirement	Option price	Exercisable between
P.J. Dowling	150,000	160,500	—	—	160,500	€0.90	9/2/02 – 9/2/09
	100,000	107,000	—	—	107,000	€1.20	9/4/03 – 9/4/10
	150,000	160,500	—	—	160,500	€1.07	4/12/04 – 4/12/11
	50,000	53,500	—	—	53,500	€0.60	11/8/04 – 11/8/11

S.A.Y.E. Share Option Scheme

        Details of options granted under the Savings-Related Scheme held at any time during the year ended March 31, 2004, by the Directors and the Secretary of the Company and the Directors of WW UK are as follows:

Director/Secretary	Options held at April 1, 2003	Adjusted for rights issue	Granted during year	Lapsed during year	Options held at March 31, 2004 or date of retirement	Option price	Exercisable between
R.A. Barnes	752	—	—	(752)	—	£0.515	1/4/03 – 7/4/03
	3,176	3,357	—	—	3,357	£0.577	12/1/03 – 6/1/04
	5,757	6,085	—	—	6,085	£0.312	2/1/05 – 8/1/05
	3,217	3,400	—	—	3,400	£0.222	2/1/06 – 8/1/06
	—	—	13,464	—	13,464	£0.14	5/1/07 – 11/1/07
P.B. Cameron	5,757	6,085	—	—	6,085	£0.312	2/1/05 – 8/1/05
	3,217	3,400	—	—	3,400	£0.222	2/1/06 – 8/1/06
J. Foley	5,833	6,241	—	—	6,241	€0.50	2/1/05 – 8/1/05
	3,200	3,424	—	—	3,424	€0.35	2/1/06 – 8/1/06
C.J. McGillivary	3,040	3,213	—	—	3,213	£0.577	12/1/03 – 6/1/04
	5,757	6,085	—	—	6,085	£0.312	2/1/05 – 8/1/05
	3,217	3,400	—	—	3,400	£0.222	2/1/06 – 8/1/06
	—	—	13,464		13,464	£0.14	5/1/07 – 11/1/07
P.R. O'Donoghue	584	—	—	(584)	—	€0.83	1/4/03 – 7/4/03
	2,345	2,509	—	—	2,509	€0.96	12/1/03 – 6/1/04
	5,833	6,241	—	—	6,241	€0.50	2/1/05 – 8/1/05
	3,200	3,424	—	—	3,424	€0.35	2/1/06 – 8/1/06
A.E. Elsby-Smith	752	—	—	(752)	—	£0.515	1/4/03 – 7/4/03
	3,176	3,357	—	—	3,357	£0.577	12/1/03 – 6/1/04
	5,757	6,085	—	—	6,085	£0.312	2/1/05 – 8/1/05
	3,217	3,400	—	—	3,400	£0.222	2/1/06 – 8/1/06
Lord Wedgwood	—	—	13,464	—	13,464	£0.14	5/1/07 – 11/1/07
P.J. Dowling	5,833	6,241	—	—	6,241	€0.50	2/1/05 – 8/1/05
	3,200	3,424	—	—	3,424	€0.35	2/1/06 – 8/1/06
	—	—	14,600	—	14,600	€0.20	5/1/07 – 11/1/07

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

(a)
As far as is known to us, and other than is disclosed under this item, the Company is not directly or indirectly owned or controlled by one or more corporations or by any foreign government. All of the issued voting share capital and income shares of WW UK is owned by the Company.

(b)
At July 7, 2004, Stoneworth Investment Limited ("Stoneworth"), a company in which an entity owned and controlled by Sir Anthony O'Reilly holds approximately 49%, and an entity owned and controlled by Peter John Goulandris holds approximately 49% and in which Lewis L. Glucksman, one of our directors, holds 2%, has notified us that it owns 164,179,942 stock units representing 16.5% of the Company's issued share capital. Stoneworth acquired 119,666,795 of these stock units by purchasing, from July 17, 1998, to October 5, 1998, approximately 99% of the ordinary shares and all the preference shares of Fitzwilton Limited ("Fitzwilton"). Fitzwilton had a majority control over Shuttleway, a holding company, that held (as at July 18, 1998) 144,342,328 of our stock units. In 2000, following a restructuring of Shuttleway and Fitzwilton, Stoneworth became a direct holder of the ordinary shares that were previously held through Shuttleway and Fitzwilton. A further 9,331,733 ordinary shares were received by Fitzwilton from us during 2001 as compensation for our purchase of 86.5% of the issued share capital of Ashling Corporation. A further 35,181,414 shares were received as a result of the Rights Issue, announced in November 2003.

(c)
At July 7, 2004, the following interests subsisted in the issued share capital of the Company:

  The directors and officers of the Registrants as a group held beneficially, an aggregate of 4,959,931 stock units, representing approximately 0.5% (excluding the holdings of the O'Reilly and Goulandris families) of the issued share capital of the Company.

  Albany Hill Limited, a corporation in which the following directors of the Company, Sir Anthony O'Reilly, Lady O'Reilly and Peter John Goulandris, collectively hold 100% of the issued share capital, held 34,081,550 stock units (approximately 3.4% of the issued share capital of the Company).

  Araquipa International Limited, a corporation 100% controlled by Peter John Goulandris, held 34,505,163 stock units. These holdings are approximately 3.5% of the issued share capital of the Company.

  Cressborough Holdings Limited ("Cressborough"), a company owned and controlled by Peter John Goulandris, holds 11,709,089 stock units, 26,905 of which were acquired during 2001. These holdings are approximately 1.2% of our issued share capital. Cressborough acquired most of these stock units when it exchanged its approximately 6% interest in Shuttleway for 8,390,058 of our stock units. A further 2,509,089 shares were acquired as a result of the Rights Issue, announced in November 2003.

  Mystic Investments (Cayman) Limited, a corporation 100% owned by Sir Anthony O'Reilly, has disclosed an interest in 420,907 stock units representing approximately 0.04% of our issued share capital. Indexia Holdings Limited, a company 100% owned by Sir Anthony O'Reilly, has disclosed an interest in 432,973 stock units representing approximately 0.04% of our issued share capital. Indexia Holdings Limited received 68,181 shares as a result of the Rights Issue, announced in November 2003, as well as 114,292 shares due to the rights of Mystic Investments (Cayman) Limited being renounced in favour of Indexia Holdings Limited.

  Having regard to the interests of Stoneworth and the other holdings mentioned above, the combined holdings of the O'Reilly and Goulandris families are approximatley 24.6% of the issued share capital of the Company.

(d)
We know of no arrangements, the operation of which may at a subsequent date result in a change in control of either of the Registrants.

(e)
None of the shareholders has special voting rights.

(f)
The Company has been notified of the following interests in its issued share capital in excess of 3% at June 17, 2004.

Name	Holding of the Company's issued share capital	Percentage (%)
Stoneworth Investment Limited(1)	164,179,942	16.5
Bank of Ireland Asset Management(4)	116,243,627	11.7
Araquipa International Limited(2)	34,505,163	3.5
VHC Partners LLP(4)	37,085,710	3.7
Arnhold and S. Bleichroeder Advisers Inc.(5)	35,908,625	3.6
Albany Hill Limited(3)	34,081,550	3.4
United States Trust Company(4)	36,701,696	3.7

$_$_DATA_CELL,11,1,1

  (1)
  Sir Anthony O'Reilly, our Chairman of the Board, controls 49%, Peter John Goulandris, our Deputy Chairman of the Board, controls 49% and Lewis Glucksman, a director, controls 2%, of this company.

  (2)
  Peter John Goulandris controls 100% of this company.

  (3)
  Sir Anthony O'Reilly indirectly controls 50%, Peter Goulandris indirectly controls 40% and Lady O'Reilly indirectly controls 10% of this company.

  (4)
  We have been advised that the shareholdings of Bank of Ireland Asset Management, VHC Partners LLP and United States Trust Company are not beneficially owned by such persons but are held on behalf of clients, none of whom, so far as we are aware, holds more than 3% of our issued share capital.

  (5)
  The shareholding of Arnhold and S. Bleichroeder Advisers Inc is not beneficially owned, but is held on behalf of clients, one of whom, the First Eagle Overseas Fund, holds 30,000,000 stock units, being 3% of our issued share capital.

        For information regarding the portion of each class of the Company's and WW UK's securities held in the US and the number of record holders in the US, see "Item 9—The Offer and Listing."

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

        During the year ended March 31, 2004 Sam Michaels, one of our non-executive directors, was paid a fee of $311,000 (2003: $301,000) from us for the provision of consulting services to All-Clad Holdings Inc. David Sculley, one of our non-executive directors, has a contract through Wellspring Holdings, Inc. to provide consulting services to All-Clad Holdings, Inc. and Waterford Wedgwood USA. Inc. for an annual fee of $400,000. Brian Patterson, one of our nonexecutive directors and the ex-CEO of Wedgwood, has a controlling interest in Mentoring Services Ltd., a company which had a contract, which expired at the end of 2003, for the provision of consulting services to Wedgwood for a fee of €109,350 per annum.

        Peter Cameron, chief operating officer and former chief executive officer of All-Clad, is to be paid a success bonus of $3.25 million during the financial year ended March 31, 2005 arising out of the sale of All-Clad.

        Redmond O'Donoghue, our chief executive officer, has a service contract which can be terminated by three years' notice, and Ottmar Küsel, chief executive officer of Rosenthal AG, has a service contract which expires on December 31, 2007.

Item 8—Financial Information

Consolidated Statements and Other Financial Information

        See "Item 17—Financial Statements".

Legal Proceedings

        From time to time we are parties to legal proceedings arising in the normal course of our business. In 2002, the Attorneys General of the States of New York, Texas, Illinois and Florida requested that management provide documentation and information with respect to our retail pricing practices, as well as the sale and distribution of our products in certain department and specialty stores in those states.

        In August 2004, we agreed a without prejudice settlement of $500,000 with the New York Attorney General in settlement of specific aspects of a case taken by the New York Attorney General against Federated Stores, May Company, Lennox Inc. and Waterford Wedgwood for restraint of trade. Since then, a consumer class action has been filed against the Group in California for violation of the Sherman Act. The nature of these allegations and their potential monetary value remains unclear. We are currently unable to anticipate the outcome of the ongoing investigation by the states and the action filed in California.

Dividends

        Following a decrease in our net sales and operating income it did not prove possible to declare a dividend in respect of the 2004 fiscal year under the provisions of the Amended Revolving Credit Facility.

        Holders of stock units are entitled to elect to receive either UK source dividends paid on the income shares of WW UK or Irish source dividends paid on the ordinary shares of the Company. A holder of stock units is also entitled to elect to receive dividends paid in either euro or UK pound sterling. If such elections are not made, a holder of stock units will receive dividends paid in euros on the ordinary shares. If a holder elects to receive dividends on the income share comprised in the stock unit, such holder will be entitled to a UK tax credit in respect of the cash amount of the dividend received. At the 1996 Annual General Meeting of the Company, shareholders approved the introduction of a scrip dividend plan. Under the plan most shareholders are offered the option to elect to receive their dividend in the form of additional stock units in the Group in place of their cash entitlement. This offer was not made to shareholders resident in the US or Canada.

        For a description of the tax consequences of the receipt of dividends, see "Item 10—Additional Information—Taxation". If the net dividend distributed by WW UK is less than the UK pound sterling equivalent of the net dividend distributed on the ordinary shares, any shortfall is paid in euros as a dividend on the ordinary share component.

Significant Changes

        Since March 31, 2004 we have disposed of All-Clad, our US based cookware subsidiary (see
"Item 4—Information on the Company—History of our Company") and supplemented our credit facilities by an additional €40 million in subordinated loans (see "Item 5—Operating and Financial Review and Prospects—Capital Resources—Recent Developments"). We have also refinanced our Revolving Credit Facility, Secured Senior Notes and Rosenthal Facilities through a new asset-backed lending facility (see "Item 5—Operating and Financial Review and Prospects—Capital Resources"). There have been no other significant changes since the date of the financial statements included in this annual report, which have not been disclosed in this annual report.

Item 9—The Offer and Listing

The London Stock Exchange and the Irish Stock Exchange Markets

        On November 3, 1986, WW UK distributed subscription rights to all of the Company's ordinary shareholders enabling them to purchase one income share of WW UK for every ordinary share of the Company held, at a purchase price of £0.01 per income share, the ordinary share and income share together constituting a "stock unit". Thereafter, stock units are traded on the stock exchanges in Ireland and London. From April 30, 1990 prices quoted on the London Stock Exchange and the Irish Stock Exchange have been solely in respect of stock units.

Price History

        The London Stock Exchange classifies equity securities based on 12 levels of normal market size ranging from 500 to 200,000 shares. These levels of normal market size reflect the turnover by value in each company's shares over the past 12 months. Our stock units are quoted and traded on SEAQ at a normal market size of 25,000 shares.

        The reported high and low market quotations for the stock units on The London Stock Exchange and The Irish Stock Exchange based on their Daily Official Lists have been as follows:

	The London Stock Exchange		The Irish Stock Exchange
	High	Low	High	Low
	(Per stock unit)
	(£)		(€)
Year ended December 31
1999	0.69	0.43	1.05	0.63
2000	0.86	0.55	1.46	0.90
2001	0.88	0.35	1.40	0.55
Year ended March 31
2003	0.49	0.17	0.80	0.24
2004	0.21	0.14	0.31	0.20
Quarter ended
Fiscal 2003 First quarter	0.49	0.37	0.80	0.57
Second quarter	0.40	0.26	0.64	0.39
Third quarter	0.37	0.21	0.58	0.30
Fourth quarter	0.33	0.17	0.51	0.24
Fiscal 2004 First quarter	0.17	0.15	0.25	0.20
Second quarter	0.21	0.16	0.31	0.22
Third quarter	0.20	0.14	0.29	0.20
Fourth quarter	0.19	0.16	0.28	0.22
Fiscal 2005 First quarter	0.16	0.10	0.24	0.15
Second quarter (as at September 24, 2004)	0.12	0.08	0.18	0.12
Month ended
March 2004	0.18	0.16	0.27	0.23
April 2004	0.16	0.16	0.24	0.23
May 2004	0.16	0.13	0.23	0.19
June 2004	0.13	0.10	0.20	0.15
July 2004	0.12	0.10	0.18	0.15
August 2004	0.11	0.10	0.15	0.15
September 2004 (as at September 24, 2004)	0.11	0.08	0.16	0.12

American Depository Shares ("ADSs")

        Effective July 8, 1986, ADSs representing 10 ordinary shares each, and, since December 30, 1986, ADSs representing 10 stock units each, for which The Bank of New York is currently the Depositary, were quoted on the NASDAQ National Market System. In December 1988, we de-registered our ADSs representing ordinary shares under the Exchange Act of 1934 and terminated their quotation so that since that time the stock units represented by ADSs are the only quoted securities on the NASDAQ National Market System. The quotations set forth below for ADSs representing stock units reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

        The reported high and low market quotations for the ADSs on the NASDAQ National Market System have been as follows:

	High	Low
	(Per ADS)
	($)
Year ended December 31
1999	12.00	7.50
2000	12.25	8.63
2001	13.00	5.09
Year ended March 31
2003	7.68	2.70
2004	3.90	2.63
Quarter ended
Fiscal 2003 First quarter	7.68	5.80
Second quarter	6.40	4.26
Third quarter	5.50	2.85
Fourth quarter	5.25	2.70
Fiscal 2004 First quarter	3.15	2.63
Second quarter	3.70	2.83
Third quarter	3.90	2.78
Fourth quarter	3.48	2.95
Fiscal 2005 First quarter	3.15	1.99
Second quarter (as at September 24, 2004)	2.40	1.55
Month ended
March 2004	3.35	2.95
April 2004	3.15	2.77
May 2004	2.99	2.39
June 2004	2.48	1.99
July 2004	2.40	1.87
August 2004	1.99	1.87
September 2004 (as at September 24, 2004)	1.83	1.55

        As of March 31, 2004, there were approximately 274 holders of an aggregate of 1,157,910 ADSs, representing 11,579,100 stock units, equivalent to approximately 1.2% of the outstanding issued share capital of the Company. In addition there were 192 US registered holders of an aggregate of 1,172,158 stock units, equivalent to approximately 0.12% of the outstanding issued share capital of the Company.

Item 10—Additional Information

Memorandum & Articles of Association—Waterford Wedgwood plc and Waterford Wedgwood UK plc

        The information contained in the annual report on Form 20-F for the fiscal year ended March 31, 2003 at item 10, in relation to the Memoranda and Articles of Association of Waterford Wedgwood plc and Waterford Wedgwood UK plc, remains unchanged.

Material Contracts

        For a description of the Facility Agreement, Intercreditor Agreement and the Mezzanine Note Indenture Agreement, see "Item 5—Operating Financial Review and Prospects—Capital Resources". For a description of the directors' service contracts, the 1995 Group Share Option Scheme and the 1996 Approved Group Share Option Scheme see "Item 6—Directors, Senior Management and Employees".

Exchange Controls and Other Limitations Affecting Security Holders

Ireland

        There are currently no Irish foreign exchange controls or other statutes or regulations that restrict the export or import of capital or that affect the remittance of dividends, other than dividend withholding tax on the ordinary shares or stock units, the payment of interest or the conduct of the Company's operations.

        There are no restrictions under the Memorandum and Articles of Association of the Company or under Irish law that limit the right of non-resident or foreign owners to freely hold or vote the ordinary shares.

United Kingdom

        There are currently no UK foreign exchange controls or other statutes or regulations that restrict the export or import of capital or that affect the remittance of dividends on the income shares or stock units, the payment of interest or the conduct of WW UK's operations.

        There are no limitations, either under the laws of the UK or under the Memorandum and Articles of Association of WW UK, restricting the right of non-resident or foreign owners to freely hold or vote (to the limited extent permitted by such Memorandum and Articles of Association) the income shares.

Taxation

        The following summarizes the material US federal income, UK and Republic of Ireland tax consequences of owning and disposing of stock units and ADSs to a US Holder (as defined below) that holds stock units or ADSs as a capital asset. This summary is not exhaustive of all possible tax considerations, and does not take into account the specific circumstances of US Holders subject to special rules (including dealers in securities; life insurance companies; traders in securities that have elected a mark-to-market method of accounting; tax-exempt organizations; financial institutions; holders that hold stock units or ADSs as part of a straddle, hedge, or other conversion transaction; holders owning directly, indirectly or by attribution at least 10% of the voting stock of the Company or WW UK; holders whose functional currency is not the US dollar; holders subject to alternative minimum tax; and holders who acquired the stock units or ADSs as compensation).

        Holders are advised to consult their own tax advisors with respect to the tax consequences of the ownership and disposition of stock units and ADSs, including the treatment under state and local laws.

        A "US Holder" is any beneficial owner that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a US domestic corporation, (iii) an estate whose income is subject to

US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.

        This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the tax laws of the UK and Republic of Ireland, and the income tax conventions between the US and the Republic of Ireland (the "Irish Treaty") and between the US and the UK entered into force April 25, 1980 (the "Old UK Treaty") and entered into force on March 31, 2003 (the "New UK Treaty"), all as currently in effect. These laws and treaties are subject to change, possibly with retroactive effect.

        The New UK Treaty is effective in respect of taxes withheld at source for amounts paid or credited on or after May 1, 2003. Other provisions of the New UK Treaty, however, took effect on January 1, 2004. The rules of the Old UK Treaty remained applicable until these effective dates. A US Holder who is eligible for the benefits of the Old UK Treaty, however, may, in certain circumstances, elect to have the Old UK Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New UK Treaty. Holders of stock units or ADSs are advised to consult their own tax advisers with respect to the overall tax implications of the New UK Treaty, including the implications of making the election.

        This summary is further based in part on representations of the Depositary of the ADSs and assumes that each obligation in the Depository Agreement and any related agreement will be performed in accordance with its terms. Based on this assumption, a holder of ADRs evidencing ADSs generally will be treated as the owner of the underlying stock units for US federal income tax purposes as well as under the Irish Treaty and the Old and New UK Treaty. Exchanges of stock units for ADRs, and ADRs for stock units, generally will not be subject to United States federal income, UK or Republic or Ireland taxation.

Taxation of Dividends

        UK Taxation.    Under the Old UK Treaty, a US Holder who receives dividends from WW UK and who is a US resident for the purposes of the UK Treaty will be entitled to a tax credit in the amount of 10/90 of the dividend. However, after the deduction of the 15% required under the Old UK Treaty, the result is that the US shareholder will not be entitled to repayment of any tax credit. Therefore, a dividend of $80 will result in a net cash receipt of $80.

        Under the New UK Treaty, a US Holder will not be entitled to a tax credit nor be subject to a withholding tax by the UK, except if applicable by virtue of an election under the New Treaty during the twelve months after it comes into effect.

        The UK does not currently apply a withholding tax on dividends under its internal laws. However, if such withholding tax were introduced, the UK would be entitled, under the New UK Treaty, to impose a withholding tax at a rate of up to 15% on dividends paid to a US Holder.

        Republic of Ireland Taxation.    Under general Irish tax law, an individual US Holder who is neither resident nor ordinarily resident in the Republic of Ireland and who is a resident of a country with which the Republic of Ireland has concluded an income tax treaty such as the US will not be liable to Irish income tax on dividends received from the Company. A corporate US Holder that is resident in the US and not under the control, whether directly or indirectly, of Irish residents will not be liable to Irish income tax on dividends received from the Company.

        The Company is obliged to operate a withholding tax on dividends paid to shareholders. The withholding tax is deducted at the standard rate of Irish income tax (currently 20%). There is provision for exemption from withholding tax in cases where the beneficial owner of the dividend, being an individual, is resident in a country with which Ireland has an income tax treaty, such as the US. To qualify for this exemption the beneficial owner must complete an appropriate exemption declaration and attach a certificate from the Internal Revenue Service (Form 6166) stating that the beneficial owner is a resident of the US for the purposes of US taxation.

        Special arrangements for exception from the dividend withholding tax are provided for in the case of a qualifying intermediary that is a depository bank and receives dividends on behalf of holders of an ADS evidenced by ADRs. Currently these arrangements, which are detailed and complex, are not relevant, as the Depositary (The Bank of New York) has elected to take its dividend on behalf of the ADS holders from WW UK instead of from the Company. As WW UK is a company resident in the UK for UK tax purposes, it is not subject to the Irish dividend withholding tax provisions.

        US Federal Income Taxation.    Under the US federal income tax laws, the gross amount of a dividend paid to a US holder by WW UK out of its current or accumulated earnings and profits or by the Company out of its current or accumulated earnings and profits (in each case as determined for US federal income tax purposes) is subject to US federal income taxation. Dividends paid to a noncorporate US Holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the stock units or ADSs are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by the Company with respect to its stock units or ADSs generally will be qualified dividend income. The dividend is taxable to the US Holder when the holder, in the case of stock units, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. Dividends will not be eligible for the dividends-received deduction generally allowed in respect of dividends received from other US corporations. Dividends paid in excess of current or accumulated earnings or profits (as determined for US federal income tax purposes) will be treated as a return of capital to the extent of the US Holder's basis in the stock units or ADSs, and thereafter as capital gain.

        A US Holder that is eligible for the benefits of the Old UK Treaty may include in the gross amount of its dividends paid by WW UK the UK tax deemed withheld from the dividend payment pursuant to the Old UK Treaty, as described above in "—Taxation of Dividends—UK Taxation". Subject to certain limitations, the UK tax withheld in accordance with the Old UK Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US Holder's US federal income tax liability, if the US Holder is eligible for the benefits of the Old UK Treaty and has appropriately filed Internal Revenue Form 8833. Special rules apply in determining the foreign tax credit limitation in respect of qualified dividend income. Under the New UK Treaty, a US holder will not be entitled to a UK tax refund with respect to dividends paid by WW UK, but also under current UK law will not be subject to UK withholding tax thereon. In that case, the US Holder will include in income for US federal income tax purposes only the amount of the dividend actually received from WW UK, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

        Subject to certain limitations, any Irish tax withheld in accordance with the Irish Treaty with respect to dividends paid by the Company and paid over to Ireland will be creditable against a US Holder's US tax liability. However, to the extent a refund of the tax withheld or an exemption from Irish withholding is available, the amount of tax withheld that is refundable or otherwise would not have been withheld will not be eligible for credit against the US Holder's US tax liability. See "—Taxation of Dividends—Republic of Ireland Taxation—Withholding Tax on Dividends" above for the procedure for obtaining an exemption from Irish withholding for individual and corporate US Holders.

        Dividends will be income from sources outside the US and, with certain exceptions, "passive" or "financial services" income, which is treated separately from other types of income for foreign tax credit limitation purposes.

        The amount of a dividend payment included in income will be the US dollar value of the gross amount of dividend paid, regardless of whether the payment is in fact made in or converted into US dollars. The US dollar value of a dividend paid in UK pounds sterling or euros will be determined at the spot rate on the date such dividend is actually or constructively received by the US Holder, in the case of ordinary stock units, or the Depositary in the case of ADSs. Generally, any gain or loss realized on a sale or other disposition of the UK pounds sterling or euros will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes.

Taxation of Capital Gains

        UK and Republic of Ireland Taxation.    A US Holder of ADSs or stock units who is resident in the US and not resident or ordinarily resident (for UK tax purposes) in the UK will not be liable for UK tax on gains realized on the sale or other disposal of these ADSs or stock units unless the ADSs or stock units are held in connection with a trade carried on by him in the UK through a branch or agency. A US Holder of ADSs or stock units who is resident in the US and not resident or ordinarily resident (for Republic of Ireland tax purposes) in the Republic of Ireland will not be liable for Republic of Ireland tax on gains realized on the sale or other disposal of the ADSs or stock units unless the ADSs or stock units are held in connection with a trade or business carried on by him in the Republic of Ireland through a branch or agency.

        A US citizen who is resident or ordinarily resident in the UK, or a US corporation that is resident in the UK or which holds ADSs or stock units in connection with a trade or business carried on by it in the UK through a branch or agency, may be liable for both UK and US tax on a gain resulting from the disposal of ADSs or stock units. No UK tax liability should arise in respect of a US domiciled individual who is resident or ordinarily resident in the UK in respect of stock units comprised in stock units unless he/she remits or is treated as remitting amounts in respect of such gains to the UK. A US citizen who is resident or ordinarily resident in the Republic of Ireland, or a US corporation that is resident in the Republic of Ireland, of which ADSs or stock units are an asset or for whose purpose the ADSs or stock units are held, may be liable for both Republic of Ireland and US tax on a gain on the disposal of the ADSs or stock units.

        Any UK or Irish tax imposed on such gains will not be creditable against a US Holders federal income tax liability unless such holder has income from foreign sources in the appropriate category for the purposes of the foreign tax credit rules.

        Any UK or Irish tax imposed on such gains will not be creditable against a US Holders federal income tax liability unless such holder has income from foreign sources in the appropriate category for the purposes of the foreign tax credit rules.

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

        Alternatively, an Irish incorporated company will not be regarded as Irish resident if the company is regarded as nonresident by virtue of a tax treaty between Ireland and another country.

        US Federal Income Taxation.    A US Holder that sells or otherwise disposes of its stock units or ADSs generally will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in the stock units or ADSs. Capital gain of a noncorporate US Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Generally, the gain or loss will be income from sources within the US for foreign tax credit limitation purposes.

Estate and Gift Taxation

        Stock units, or ADSs representing stock units, in companies registered in the Republic of Ireland are deemed to be situated where the company maintains its share register, namely the Republic of Ireland. Republic of Ireland capital acquisitions tax applies to gifts and inheritances of Irish property. Gifts and inheritances of ADSs and stock units are, therefore, subject to capital acquisitions tax. Certain exemptions apply to gifts and inheritances depending upon the relationship between the donor and donee. For example, bequests to a spouse under a will or gifts between spouses are wholly exempt from Irish capital acquisitions tax.

        UK inheritance tax may apply to gifts and bequests of ADSs or stock units to the extent that the value of such stock units is attributable to income shares, whether or not the donor is domiciled or treated as domiciled for UK inheritance tax purposes in the UK and to gifts and bequests of ADSs or stock units to the extent of their value if the donor is domiciled or treated as domiciled in the UK.

        Whether or not the US/Republic of Ireland or the US/UK estate tax convention applies to either Irish or UK inheritance tax, any such tax payable in the Republic of Ireland or the UK will, subject to certain limitations, be allowed as a credit against so much of the US federal estate tax as is payable on the same property. There is no credit against US federal gift tax for Irish gift tax paid.

Stamp Duty and Stamp Duty Reserve Tax

        No Irish stamp duty is payable on the transfer of an ADS. No UK stamp duty or Stamp Duty Reserve Tax ("SDRT") will be payable provided the instrument of transfer is executed, and is retained at all times, outside the UK.

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

        Stock units deposited with the Depositary by the beneficial owner will not attract Irish stamp duty. However, a 1.5% UK stamp duty or SDRT charge could arise in respect of the consideration attributable to, or the value of, the income share. Under current practice, these additional charges are not collected where the delivery is within the Crest system.

        A transfer of stock units by the Depositary at the direction of the ADS holder directly to a purchaser will give rise to Irish stamp duty at 1% of the value. A transfer to the holder of the ADS upon cancellation of the ADS will not attract a charge to Irish stamp duty provided appropriate certification is given. Any UK stamp duty on a transferred document should be limited to £5.00. No UK SDRT should arise under the Crest system under current practice.

        A transfer on sale or voluntary disposition of stock units will give rise to Irish stamp duty at a rate of 1% on the consideration or value. Where a transaction is effected under Crest, under current practice no additional charge to SDRT is collected in respect of the consideration attributable to the income share.

        If the transfer is effected outside Crest, payments of Irish stamp duty will normally frank any liability to UK stamp duty. Under double taxation arrangements between Ireland and the UK where an instrument has been stamped in one country, the instrument is deemed to have been stamped in the other country, but only to the extent of the duty it bears in the first country.

        A transfer of stock units other than on sale will not attract a charge to Irish stamp duty if effected by an instrument of transfer or under the Crest system provided appropriate certification is given. Any UK stamp duty on a transferred document should be limited to £5.00. No UK SDRT should arise under the Crest system under current practice.

        In relation to sales of stock units which do not involve the transfer of legal title and which are not effected by an instrument of transfer, Irish stamp duty charges may not arise but a charge to UK SDRT at the rate of 0.5% could arise on the amount or value of the consideration attributable to the income share.

Documents on Display

        It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street NW, Washington, DC 20049. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their charges. SEC filings are also available to the public from commercial document retrieval services and, for our most recent fi lings only, at the web site maintained by the SEC at http://www.sec.gov.

Item 11—Quantitative and Qualitative Disclosures about Market Risk

        All of the figures in Item 11 have been prepared under Irish GAAP.

        We are exposed to changes in financial market conditions in the normal course of our business operations due to operations in different foreign currencies and ongoing investing and funding activities, including changes in interest rates and foreign currency exchange rates. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. We have established policies and procedures and internal processes, including review by a sub-committee of the Board governing our management of market risks and the use of financial instruments.

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

        Our operating cash flows denominated in foreign currency as a result of our international business activities and certain of our borrowings are exposed to changes in foreign exchange rates. We continually evaluate our foreign currency exposure (primarily US dollar, yen and UK pound sterling), based on current market conditions and the business environment. In order to mitigate the effect of foreign exchange risk, we engage in hedging activities.

Treasury management and financial instruments

        Our treasury operations are managed by the Group Treasury function within parameters formally defined and regularly reviewed by the Treasury Risk Management Committee of the Board supplemented by procedures and bank mandates. Our Treasury function operates as a centralized service managing interest rate, foreign currency and financing risk and its activities are routinely reported to members of the Board.

        Consistent with our policy, Group Treasury does not engage in speculative activity. Financial instruments, including derivatives, are used to raise finance and to manage interest rate and foreign currency risk arising from our operations. The directors set out their views on the key financial risks below.

Foreign currency risk management

        The majority of our business operations and our assets and liabilities are transacted and held in four principal currencies; euro, UK pound sterling, US dollar and yen.

        It is our policy to protect income and expenditure, where appropriate, by means of forward currency contracts. Business trading flows are netted by currency and, where considered appropriate, hedged up to 3 years ahead. We elected during the year ended March 31, 2004 to cancel a portion of our outstanding future years forward cover, resulting in a gain during fiscal year 2004, as part of our management of the yield on our hedging activities in respect of overseas trading cash flows. Subsequent to this, and taking into account our view on the four principal currencies, current hedging in place at September 24, 2004 for the coming 12 months was as follows: 72.5% of our $/€ exposure and 85.9% of our ¥/£ exposure.

        We monitor our exposure to changes in exchange rates by estimating the impact of possible changes on reported income before tax. If we did not hedge our currency exposures a 1 cent decline in the value of the US dollar against the euro would reduce operating income by approximately €0.8 million in a full year and a 10 yen decline in the yen against the UK pound sterling would reduce operating income by €1.7 million in a full year.

        Our policy has been to use foreign currency borrowings and forward foreign currency contracts to hedge part of the impact on our balance sheet of exchange rate movements on foreign currency denominated assets and liabilities.

Analysis of Forward Contracts by currency

        Principal (notional) amount by expected maturity date:

March 31, 2004	FY2005/06	FY2006/07	FY2008/09	FY2009/10	Total	Fair value as at March 31, 2004
	(in millions, except average exchange rate)
						(€)
Forward contracts to hedge anticipatory transactions:
Sale of US dollars for Euro:
Notional contract amount	$0.2	$9.3	—	—	$9.5	0.4
Weighted average contractual exchange rate	1.16	1.17	—	—	1.17
Forward contract to hedge US dollar borrowings:
Sale of UK pound sterling for US dollar:
Notional contract amount	—	—	$22.6	—	$22.6	1.6
Weighted average contractual exchange rate
Interest rate risk
Interest rate swaps	—	—	—	—	—	(0.9)
March 31, 2003	FY2003/04	FY2004/05	FY2005/06	FY2006/07	FY2008/09	Total	Fair value as at March 31, 2003
	(in millions, except average exchange rate)
							(€)
Forward contracts to hedge anticipatory transactions:
Sale of US dollars for Euro:
Notional contract amount	$7.5	—	—	—	—	$7.5	0.1
Weighted average contractual exchange rate	1.04	—	—	—	—	1.04
Sale of Japanese yen for UK pound sterling:
Notional contract amount	¥2,500.0	—	—	—	—	¥2,500.0	(1.2)
Weighted average contractual exchange rate	183.16	—	—	—	—	183.16
Forward contract to hedge exposure on translation of overseas assets:
Sale of US dollars for Euro:
Notional contract amount	$82.5	—	—	—	—	$82.5	(0.2)
Weighted average contractual exchange rate	1.07	—	—	—	—	1.07
Forward contract to hedge US dollar borrowings:
Sale of UK pound sterling for US dollars:
Notional contract amount	—	—	—	—	$22.6	$22.6	0.2
Weighted average contractual exchange rate	—	—	—	—	1.59	1.59
Interest rate risk
Interest rate collar on euro	—	—	—	—	—	—	(0.30)
Interest rate swaps	—	—	—	—	—	—	(2.1)

        We enter into forward contracts to manage our exposure to the translation of certain overseas assets. At March 31, 2004, these contracts amounted to $nil million (March 31, 2003: $82.5 million).

        We have also entered into a ten year US dollar UK pound sterling fixed foward contract as part of the arrangements to fix the rate of exchange on $22.6 million of the $63 million of 8.75% Secured Senior Notes raised in November 1998 in a US private placement. Under this forward contract we have the right to purchase $22.6 million on November 18, 2008 at a rate of $1.5889 = £1. The fair value of this contract at March 31, 2004 was approximately €1.6 million.

Interest rate risk management

        Our interest rate exposure arising from our borrowings and deposits is managed by the use of fixed rate debt, interest rate swaps and interest rate collars. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling some benefits to be enjoyed if interest rates fall. Thus our interest rate risk management policy is to fix between 20% and 60% of the interest cost on outstanding debt. At March 31, 2004, 48.1% (2003: 21.6%) of debt was fixed at an average rate of 9.52% (2003: 7.68%) for a weighted average maturity of 6.1 years (2003: 5.5 years). The average rate of interest paid during the year ended March 31, 2004 was 5.6% (year ended March 31, 2003: 5.06%).

        We monitor our exposure to changes in interest rates by estimating the impact of possible changes on reported income before tax. Based on the level and composition of year end debt, a 1% rise in market rates for a period of one year would increase losses before tax by €3.2 million for the year ended March 31, 2004 (year ended March 31, 2003: decrease net income before tax by €4.2 million).

	Fixed rate debt
				Fixed rate debt
		Weighted average time for which rate is fixed Years
	Weighted average interest rate %		Amount	Weighted average interest rate %	Amount	Total
			(€ in millions)		(€ in millions)
At March 31, 2004
Euro loans	9.75	6.5	162.9	6.0	85.3	248.2
US dollar loans	8.75	4.6	48.8	6.4	99.7	148.5
UK pound sterling loans.				5.8	15.8	15.8
Yen loans				2.3	22.0	22.0

Total			211.7		222.8	434.5

	Fixed rate debt
				Fixed rate debt
		Weighted average time for which rate is fixed Years
	Weighted average interest rate %		Amount	Weighted average interest rate %	Amount	Total
			(€ in millions)		(€ in millions)
At March 31, 2003
Euro loans	6.14	3.8	6.9	4.7	170.4	177.3
US dollar loans	7.80	5.6	88.4	5.0	66.7	155.1
UK pound sterling loans.				5.9	83.0	83.0
Yen loans				1.7	25.3	25.3

Total			95.3		345.4	440.7

	Fixed rate debt
				Fixed rate debt
		Weighted average time for which rate is fixed Years
	Weighted average interest rate %		Amount	Weighted average interest rate %	Amount	Total
			(€ in millions)		(€ in millions)
At March 31, 2002
Euro loans	6.14	4.8	8.7	4.4	45.1	53.8
US dollar loans	7.80	6.6	108.0	4.6	217.8	325.8
UK pound sterling loans.	—	—	—	4.9	70.6	70.6
Yen loans	—	—	—	1.1	28.1	28.1

Total			116.7		361.6	478.3

	Fixed rate debt
				Fixed rate debt
		Weighted average time for which rate is fixed Years
	Weighted average interest rate %		Amount	Weighted average interest rate %	Amount	Total
			(€ in millions)		(€ in millions)
At December 31, 2001
Euro loans	6.14	5.0	8.8	5.2	50.4	59.2
US dollar loans	6.80	6.9	106.0	4.9	214.6	320.6
UK pound sterling loans.	—	—	—	6.0	76.2	76.2
Yen loans	—	—	—	1.0	27.7	27.7

Total			114.8		368.9	483.7

Item 12—Description of Securities other than Equity Securities

        Not applicable.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15—Controls and Procedures

        The Company's and WW UK's management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(c) and 15d-15(e) as at March 31, 2004. Based on that evaluation and as of that date, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's and WW UK's disclosure controls and procedures are effective at the level of providing reasonable assurance.

        In designing and evaluating the Company's and WW UK's disclosure controls and procedures, the Company's and WW UK's management, including the Chief Executive Officer and the Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company's and WW UK's management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company and WW UK have been detected.

        There has been no change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A—Audit Committee Financial Expert

        Our Board has determined that Kevin McGoran, an independent director and member of the audit committee, qualifies as audit committee financial expert under Item 16A of Form 20-F and in accordance with the SEC regulations. For further information please refer to "Item 6—Directors, Senior Management and Employees".

Item 16B—Code of Ethics

        We have had in place for a number of years a Code of Conduct that establishes the code of corporate conduct and business ethics for all employees and officers in the Group. The Code of Conduct satisfies the requirements of Item 16B of Form 20-F and can be found on our website at http://www.waterfordwedgwood.com via the "Investor Relations" link.

Item 16C—Principal Accountant Fees and Services

        PricewaterhouseCoopers have served as our principal independent accountants for the two years ended March 31, 2004 and the following table presents their aggregate fees billed during this period.

	Year ended March 31,
	2003	2004
	(€ in millions)
Audit fees	1.2	1.1
Audit related fees	0.3	1.4
Taxation fees	0.7	0.5
Other fees	0.2	—

	2.4	3.0

        Audit related fees in the year ended March 31, 2004 include services provided by the auditors acting as reporting accountants in respect of our issue of Mezzanine Notes and in respect of our rights issue of €38.5 million.

        Taxation fees in the two years ended March 31, 2004 relate to tax compliance, transaction support and tax planning services.

        Other fees in the year ended March 31, 2003 relate to acquisition due diligence, environmental certification and review of licencing agreements.

Pre-Approval Policy of Audit and Non-Audit Services of Independent Auditors

        The Audit Committee has approved a pre approval policy in respect of audit and non audit services provided by our external auditors, as required by the Sarbanes—Oxley Act 2002, whereby specific types of service are pre-approved annually, and actual expenditure is reported quarterly to the audit committee, against these pre-approved categories.

PART III

Item 17—Financial Statements

        The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements	F-3

Supplemental Schedules for the year ended December 31, 2001, three months ended March 31, 2002 and years ended March 31, 2003 and 2004

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule	F-82
Summarized Consolidated Financial Data—WW UK	F-83

        All other supplemental schedules have been omitted because either they are not required under the applicable instructions or the substance of the required information is shown in the Consolidated Financial Statements.

Item 18—Financial Statements

        We have elected to provide financial statements and the related information pursuant to Item 17.

Item 19—Exhibits

  The following documents are filed as part of this annual report:

1.1	Memorandum and Articles of Association of the Company(1)
1.2	Memorandum and Articles of Association of WW UK plc(2)
2.1
Amendment and Restated Agreement dated March 4, 2002 for euro, US dollars and UK pound sterling Revolving Credit Facilities for Waterford Wedgwood plc, Waterford Wedgwood UK plc and certain subsidiaries arranged by Bank of Ireland and The Royal Bank of Scotland plc.(2)
2.2
Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., Note Purchase Agreement, dated as of November 18, 1998, US$95,000,000 6.80% Guaranteed Senior Notes due November 18, 2008 of Waterford Wedgwood Finance Inc.(2)
2.3	Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., Amendment Agreement Re: Note Purchase Agreements dated as of November 18, 1998.(2)
2.4	Amendment, dated December 17, 1999, by and among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc. and the holders of the 6.80% Guaranteed Senior Notes due November 18, 2008.(2)
2.5
Third Amendment and Waiver, dated as of March 5, 2002, to those separate Note Purchase Agreements dated as of November 18, 1998 among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., and the holders of the 6.80% Guaranteed Senior Notes due November 18, 2008.(2)

2.6
Form of Fourth Amendment and Waiver, dated as of June 4, 2003 to those separate Note Purchase Agreements dated as of November 18, 1998 among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., and the holders of the 6.80% Guaranteed Senior Notes due November 18, 2008.(4)
2.7
Form of Waiver letter, dated June 3, 2003 from National Westminster Bank plc as agent to Waterford Wedgwood plc, Re: Euro, US Dollars and Sterling Revolving Credit Facility dated November 29, 1999, as amended and restated under the Amendment and Restatement Agreement dated March 4, 2002.(4)
2.8
Form of Waiver letter, dated as of September 29, 2003 to those Note Purchase Agreements dated as of November 18, 1998 among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., and the holder of 6.80% Guaranteed Senior Notes due November 18, 2008.(4)
2.9
Form of Waiver letter, dated September 30, 2003 from National Westminster Bank plc as agent to Waterford Wedgwood plc, Re: Euro, US Dollars and Sterling Revolving Credit Facility dated November 29, 1999, as amended and restated under the Amendment and Restatement Agreement dated March 4, 2002.(4)
2.10
Intercreditor and Security Trust Agreement, dated November 26, 2003,among Waterford Wedgwood plc,thecompanies listed as Subsidiary Obligors, Barclays Bank plc, as Security Trustee, and the entities listed as Creditors.(5)
2.11
English language summary of the Amendment to the Rosenthal and Waterford Wedgwood GmbH Facilities, dated November 21, 2003, among Rosenthal AG, Waterford Wedgwood GmbH, Statum Ltd. and Bayerische Hypo-und Vereinsbank AG.(5)
2.12
Amendment and Restatement Agreement in relation to the US$95,000,000 8.75% Secured Senior Notes due 2008, dated as of November 26, 2003, among Waterford Wedgwood plc, Waterford Wedgwood Finance, Inc., the persons named as Noteholders therein, and the persons named as Restricted Entity Guarantors therein.(5)
2.13
Second Amendment and Restatement Agreement regarding the Revolving Credit Facility and Bilateral Facilities, dated as of November 26, 2003, among Waterford Wedgwood plc, Waterford Wedgwood U.K. plc, the Original Guarantors listed therein, the Governor and the Company of the Bank of Ireland, the Royal Bank of Scotland plc and the RCF Banks listed therein.(5)
2.14	Non-Notification Factoring Agreement, dated May 3, 1999, between the CIT Group/Commercial Services, Inc. and W/C Imports Inc.(5)
2.15
Mezzanine Indenture, dated as of December 1, 2003, regarding the €166,028,000 9 7/8% Mezzanine Notes due 2010, among Waterford Wedgwood plc, as the Issuer, the Guarantors named therein, the Bank of New York, London, as Trustee, Registrar, Transfer Agent and Principal Paying Agent, and Kredietbank S.A. Luxembourgeoise, as Luxembourg Paying Agent and Transfer Agent.(5)
2.16
Third Amendment Agreement dated May 28, 2004 relating to a Revolving Credit Facility and Bilateral Facilities originally dated November 29, 1999 (but amended and restated on a number of occasions, most recently by an amendment and restatement agreement dated November 26, 2003), among Waterford Wedgwood plc, Waterford Wedgwood U.K. plc, the Original Guarantors listed therein, the Governor and the Company of the Bank of Ireland, the Royal Bank of Scotland plc and the RCF Banks listed therein.

2.17
Amendment and Consent Agreement in relation to the US$95,000,000 8.75% Secured Senior Notes due 2008, dated May 28, 2004, among Waterford Wedgwood plc, Waterford Wedgwood Finance, Inc., the persons named as Noteholders therein, and the persons named as Restricted Entity Guarantors therein.
2.18	Term Loan Agreement, dated May 28, 2004, between Waterford Wedgwood plc and Anglo Irish Banking Corporation plc.
2.19	Term Loan Agreement, dated June 25, 2004, between Rosenthal AG and Anglo Irish Banking Corporation plc.
2.20
Fourth Amendment Agreement dated July 26, 2004 relating to a Revolving Credit Facility and Bilateral Facilities originally dated November 29, 1999 (but amended and restated on a number of occasions, most recently by an amendment agreement dated May 28 2004), among Waterford Wedgwood plc, Waterford Wedgwood U.K. plc, the Original Guarantors listed therein, the Governor and the Company of the Bank of Ireland, the Royal Bank of Scotland plc and the RCF Banks listed therein.
2.21
Amendment and Consent Agreement in relation to the US$95,000,000 8.75% Secured Senior Notes due 2008, dated July 23, 2004, among Waterford Wedgwood plc, Waterford Wedgwood Finance, Inc., the persons named as Noteholders therein, and the persons named as Restricted Entity Guarantors therein.
2.22
Facility Agreement for facilities up to €210,000,000 and US$30,000,000 dated September 30, 2004 by and among Waterford Wedgwood plc, the Original Borrowers, Original Senior Lenders and Original Senior Tranche B Lenders listed therein and Burdale Financial Limited (as agent).
2.23
Intercreditor and Security Trust Agreement dated September 30, 2004 among Waterford Wedgwood plc the companies listed as Original Borrowers, Barclays Bank plc, as Security Trustee, and the entities listed as creditors.
4.1	Directors Service Contracts.(3)
4.2	The 1995 Share Option Scheme.(1)
4.3	The 1996 Approved Group Share Option Scheme.(2)
4.4	Form of Consultancy Service Agreement between Waterford Wedgwood plc and Wellspring Holdings Inc.(4)
4.5	Underwriting Agreement for the 3 for 11 Rights Issue of 213,640,199 New Stock Units, dated November 14, 2003, among Waterford Wedgwood plc, J&E Davy, and the Executive Directors named therein.(5)
4.6	Letter dated January 2, 2004 regarding the extension of the contract of Ottmar Küsel.
4.7	Stock Purchase Agreement by and among Waterford Wedgwood plc, Ballygunner Holdings and SEB SA relating to the purchase of 100% of the common stock of All-Clad USA, Inc., dated as of May 28, 2004.
8.0	Subsidiaries (provided under "Item 4—Information on the Company—Organizational Structure").
10(a)	Consent of Independent Registered Public Accounting Firm.
12.1	Certification required by Rule 13a-14(a) or Rule 15(d)-14(a).
12.2	Certification required by Rule 13a-14(a) or Rule 15(d)-14(a).

13.1	Certification required by Rule 13a-14(b) or Rule 15(d)-14(b).
13.2	Certification required by Rule 13a-14(b) or Rule 15(d)-14(b).

(1)
Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000.

(2)
Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001 and the transition report on Form 20-F in respect of the three months ended March 31, 2002

(3)
Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000 except for; Resourcing Agreement between Waterford Wedgwood Trading Singapore Pte. Ltd.; and Mentoring Services Limited and letter dated March 28, 2001 from George Stonier, for Group Remuneration and Nominations Committee to Piers Wedgwood, which are incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001 and the transition report on Form 20-F in respect of the three months ended March 31, 2002.

(4)
Incorporated by reference to the annual report on Form 20-F for the year ended March 31, 2003.

(5)
Incorporated by reference to the Form 6-K for the month of December 2003, dated December 23, 2003.

        The Company agrees to furnish copies of any and all instruments of indebtedness that do not exceed 10% of its total assets to the Securities Exchange Commission upon request.

SIGNATURES

        The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

WATERFORD WEDGWOOD PLC
By:	/s/ PAUL M. D'ALTON Paul M. D'Alton Director
WATERFORD WEDGWOOD UK PLC
By:	/s/ PAUL M. D'ALTON Paul M. D'Alton Director

Date: September 30, 2004

WATERFORD WEDGWOOD plc and Subsidiaries

Index to Consolidated Financial Statements

Year ended March 31, 2004

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

WATERFORD WEDGWOOD plc and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Members of Waterford Wedgwood plc

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, cash flows, comprehensive income and changes in shareholders' equity present fairly, in all material respects, the financial position of Waterford Wedgwood plc and its subsidiaries ("the Company") at March 31, 2004 and March 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2001, the three months ended March 31, 2002 and the years ended March 31, 2003 and 2004, in conformity with accounting principles generally accepted in the Republic of Ireland. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Accounting principles generally accepted in the Republic of Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 32 to the Consolidated Financial Statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Public Accounting Firm
Dublin, Republic of Ireland
June 17, 2004

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statement of Income

	Year ended December 31,					3 months ended March 31,
	Continuing operations
	Pre- exceptional charges 2001	Exceptional charges (note 6) 2001	Post- exceptional charges 2001	Dis- continued operations 2001	Total (note 41) 2001	Continuing operations 2002	Dis- continued operations 2002	Total (note 41) 2002
	(€ in millions, except per share amounts)
Net sales (note 4)	919.1	—	919.1	92.9	1,012.0	182.2	25.0	207.2
Cost of sales	(485.8)	(39.9)	(525.7)	(54.5)	(580.2)	(100.5)	(14.5)	(115.0)

Gross income	433.3	(39.9)	393.4	38.4	431.8	81.7	10.5	92.2
Distribution and administrative expenses	(381.4)	(21.9)	(403.3)	(30.3)	(433.6)	(94.2)	(8.7)	(102.9)
Other operating income	0.6	—	0.6	0.1	0.7	0.2	—	0.2

Operating income/(loss) (note 5)	52.5	(61.8)	(9.3)	8.2	(1.1)	(12.3)	1.8	(10.5)

Amount written off investments (note 7)					(16.2)			—
Net interest expense (note 8)					(26.0)			(5.5)

Net loss before taxes					(43.3)			(16.0)
Taxes on loss (note 9)					1.1			0.2

Net loss after taxes					(42.2)			(15.8)
Minority interests					(0.4)			0.4

Net loss					(42.6)			(15.4)

Loss per ordinary share (note 11)					(5.32c )			(1.90c )

Diluted loss per ordinary share (note 11)					(5.32c )			(1.90c )

        A summary of the significant adjustments to net income which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is given in note 32.

        The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries
Consolidated Statement of Income

	Year ended March 31,
	Continuing operations					Continuing operations
	Pre- exceptional charges 2003	Exceptional charges (note 6) 2003	Post- exceptional charges 2003	Dis- continued operations 2003	Total (note 41) 2003	Pre- exceptional charges 2004	Exceptional charges (note 6) 2004	Post- exceptional charges 2004	Dis- continued operations 2004	Total 2004
	(€ in millions, except per share amounts)
Net sales (note 4)	837.2	—	837.2	114.1	951.3	743.3	—	743.3	88.6	831.9
Cost of sales	(412.8)	(34.2)	(447.0)	(62.8)	(509.8)	(366.5)	(33.6)	(400.1)	(48.6)	(448.7)

Gross income	424.4	(34.2)	390.2	51.3	441.5	376.8	(33.6)	343.2	40.0	383.2
Distribution and administrative expenses	(385.1)	(1.5)	(386.6)	(30.2)	(416.8)	(367.9)	(2.9)	(370.8)	(26.9)	(397.7)
Other operating expenses	(3.1)	—	(3.1)	—	(3.1)	(0.3)	—	(0.3)	—	(0.3)

Operating income/(loss) (note 5)	36.2	(35.7)	0.5	21.1	21.6	8.6	(36.5)	(27.9)	13.1	(14.8)

Gains arising on conversion of US$loans (note 6)					9.7					—
Income on sale of fixed asset (note 6)					5.1					6.0
Deficit arising on closed pension scheme (note 6)					(3.9)					—
Makewhole payment (note 8)					—					(3.7)
Net interest expense (note 8)					(25.3)					(32.4)

Net income/(loss) before taxes					7.2					(44.9)
Taxes on income/(loss) (note 9)					(4.9)					(4.7)

Net income/(loss) after taxes					2.3					(49.6)
Minority interests					(0.5)					0.3

Net income/(loss)					1.8					(49.3)

Income/(loss) per ordinary share (note 11)					0.22c					(5.63c )

Diluted income/(loss) per ordinary share (note 11)					0.22c					(5.63c )

        A summary of the significant adjustments to net income which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is given in note 32.

        The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Balance Sheet

	March 31,
	2003	2004
	(€ in millions)
Assets
Current assets:
Short-term deposits and cash	84.0	51.6
Accounts receivable and prepayments (note 12)	159.3	154.6
Inventories (note 13)	291.3	320.3

Total current assets	534.6	526.5
Intangible assets (note 14)	115.8	100.4
Investments (note 15)	14.9	15.1
Property, plant and equipment (note 17)	209.5	206.2

Total assets	874.8	848.2

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings (note 18)	16.3	11.6
Accounts payable and accruals (note 19)	173.7	171.3
Taxes payable	9.6	5.8
Dividends proposed	9.3	—

Total current liabilities	208.9	188.7

Long-term debt	424.4	422.9
Capital grants deferred	1.9	1.7
Other liabilities	34.5	35.8
Provision for onerous lease (note 20)	1.1	1.1
Minority equity interests	4.2	3.7

Total liabilities and minority interests	675.0	653.9

Shareholders' equity:
Called up share capital (note 22)	56.7	73.5
Premium in excess of par value	194.8	213.7
Revaluation surplus	9.3	7.2
Cumulative foreign exchange translation adjustment	(1.3)	5.5
Retained deficit	(62.3)	(108.2)
Capital conversion reserve fund	2.6	2.6

Shareholders' equity interests	199.8	194.3

Total liabilities, minority interests and shareholders' equity.	874.8	848.2

        A summary of the significant adjustments to shareholders' equity which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is given in note 32.

        The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statement of Cash Flows

			Year ended March 31,
		3 months ended March 31, 2002
	Year ended December 31, 2001
			2003	2004
	(€ in millions)
Net cash inflow/(outflow) from operating activities (note 29)	68.4	(14.0)	71.6	(8.3)

Returns on investments and servicing of finance
Interest received	2.0	0.5	1.3	0.5
Interest paid	(28.0)	(1.9)	(26.2)	(26.5)
Makewhole payment	—	—	—	(3.7)
Debt issue costs	—	—	—	(25.0)

	(26.0)	(1.4)	(24.9)	(54.7)

Taxation (paid)/received	(9.3)	1.5	(4.4)	(6.0)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(38.0)	(5.3)	(22.2)	(35.3)
Receipts from sales of tangible fixed assets	13.7	—	10.9	9.2
Net (payments)/receipts for financial assets	(0.9)	0.1	(0.8)	(0.1)

	(25.2)	(5.2)	(12.1)	(26.2)

Acquisitions and disposals
Acquisition of additional shares in Royal Doulton plc (note 15)	—	(1.0)	(6.5)	—
Acquisition of new business/subsidiary undertaking (note 16)	—	—	(20.4)	—
Costs arising on acquisition of Ashling Corporation (note 16)	(0.7)	—	—	—
Debt acquired on acquisition of Ashling Corporation (note 16)	(4.6)	—	—	—
Acquisition of further 5.2% in Rosenthal AG (note 16)	(5.3)	—	—	—
Acquisition of Hutschenreuther brand and related assets (note 16)	(2.3)	—	—	—

	(12.9)	(1.0)	(26.9)	—

Equity dividends paid	(20.2)	—	(21.6)	(7.6)

Net cash outflow before financing	(25.2)	(20.1)	(18.3)	(102.8)

Financing
Issue of ordinary share capital	1.8	0.2	0.1	38.5
Expenses relating to the issue of shares	—	—	—	(3.2)
New long-term loans	170.4	—	151.8	344.2
Repayment of long-term loans	(106.2)	—	(124.9)	(299.0)
Repayment of capital element of finance lease rentals	(0.2)	(0.1)	—	—

	65.8	0.1	27.0	80.5

Increase/(decrease) in cash	40.6	(20.0)	8.7	(22.3)

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash	40.6	(20.0)	8.7	(22.3)
Cash inflow from increase in loans	(170.4)	—	(151.8)	(344.2)
Repayment of long-term loans	106.2	—	124.9	299.0
Repayment of capital element of finance lease rentals	0.2	0.1	—	—

Change in net debt resulting from cash flows	(23.4)	(19.9)	(18.2)	(67.5)
Unamortized debt issue costs (note 30)	—	—	—	25.0
Exchange differences (note 30)	(7.9)	(6.2)	51.7	16.3

Movement in net debt	(31.3)	(26.1)	33.5	(26.2)
Net debt at beginning of period (note 30)	(332.8)	(364.1)	(390.2)	(356.7)

Net debt at end of period (note 30)	(364.1)	(390.2)	(356.7)	(382.9)

        The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Statement of Comprehensive Income

			Year ended March 31,
		3 months ended March 31, 2002
	Year ended December 31, 2001
			2003	2004
	(€ in millions)
(Loss)/income for the period	(42.6)	(15.4)	1.8	(49.3)
Exchange translation effect on net overseas investments	(1.0)	1.9	(34.7)	6.8

Total comprehensive loss	(43.6)	(13.5)	(32.9)	(42.5)

Note of Historical Cost Profits and Losses

        The results disclosed in the Consolidated Statement of Income are not materially different to the results based on an unmodified historical cost basis.

Reconciliation of Movement in Shareholders' Equity

			Year ended March 31,
		3 months ended March 31, 2002
	Year ended December 31, 2001
			2003	2004
	(€ in millions)
(Loss)/income for the period	(42.6)	(15.4)	1.8	(49.3)
Dividends	(23.6)	—	(15.1)	—
Scrip dividend	3.1	—	2.1	1.7
Exchange translation effect on net overseas investments	(1.0)	1.9	(34.7)	6.8
New share capital subscribed	12.9	0.2	5.7	38.5
Expenses relating to the issue of shares	—	—	—	(3.2)

Net movement in shareholders' equity	(51.2)	(13.3)	(40.2)	(5.5)
Opening shareholders' equity	304.5	253.3	240.0	199.8

Closing shareholders' equity	253.3	240.0	199.8	194.3

        The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statement of Changes in Shareholders' Equity

	Share capital	Premium in excess of par value	Re- valuation surplus	Cumulative foreign exchange translation adjustment	Retained earnings	Capital conversion reserve fund	Total
	(€ in millions)
Balance at December 31, 2000	54.4	178.0	9.8	32.5	27.2	2.6	304.5
Shares issued
On acquisition of Ashling Corporation	0.6	10.6	—	—	—	—	11.2
Ordinary shares subscribed for cash	0.1	1.4	—	—	—	—	1.5
Ordinary shares scrip dividend	0.2	—	—	—	3.1	—	3.3
Net loss	—	—	—	—	(42.6)	—	(42.6)
Dividends	—	—	—	—	(23.6)	—	(23.6)
Exchange adjustments	—	—	—	(1.0)	—	—	(1.0)

Balance at December 31, 2001	55.3	190.0	9.8	31.5	(35.9)	2.6	253.3
Shares issued
Ordinary shares subscribed for cash	—	0.2	—	—	—	—	0.2
Net loss	—	—	—	—	(15.4)	—	(15.4)
Exchange adjustments	—	—	—	1.9	—	—	1.9

Balance at March 31, 2002	55.3	190.2	9.8	33.4	(51.3)	2.6	240.0
Shares issued
On acquisition of Cashs Mail Order Ltd	0.9	4.7	—	—	—	—	5.6
Ordinary shares scrip dividend	0.2	(0.2)	—	—	2.1	—	2.1
Ordinary shares subscribed for cash	—	0.1	—	—	—	—	0.1
Bonus issue of income shares	0.3	—	—	—	(0.3)	—	—
Realized on sale of property	—	—	(0.5)	—	0.5	—	—
Net income	—	—	—	—	1.8	—	1.8
Dividends	—	—	—	—	(15.1)	—	(15.1)
Exchange adjustments	—	—	—	(34.7)	—	—	(34.7)

Balance at March 31, 2003	56.7	194.8	9.3	(1.3)	(62.3)	2.6	199.8
Shares issued
Ordinary shares scrip dividend	0.5	(0.5)	—	—	1.7	—	1.7
Ordinary shares subscribed for cash	12.8	22.6	—	—	—	—	35.4
Expenses relating to the issue of shares	—	(3.2)	—	—	—	—	(3.2)
Income shares subscribed for cash	3.1	—	—	—	—	—	3.1
Bonus issue of income shares	0.4	—	—	—	(0.4)	—	—
Realized on sale of property	—	—	(2.1)	—	2.1	—	—
Net loss	—	—	—	—	(49.3)	—	(49.3)
Exchange adjustments	—	—	—	6.8	—	—	6.8

Balance at March 31, 2004	73.5	213.7	7.2	5.5	(108.2)	2.6	194.3

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

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements

1.     Accounting principles

        We have prepared the accompanying financial statements in conformity with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"), see note 32. Amounts in the accompanying financial statements are stated in euro ("€"), the currency of the European Economic and Monetary Union.

2.     Accounting policies

        Our significant accounting policies are as follows:

Basis of accounting

        We have prepared the financial statements under the historical cost convention, modified by the revaluation of certain properties and in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992.

        Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Foreign currencies

        Transactions in currencies other than euro ("foreign currencies") are translated at the rate of exchange ruling at the date of the transaction or, where related forward currency contracts have been arranged, at the contractual rates.

        Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences are taken to the Consolidated Statement of Income.

        On consolidation of our balance sheet, assets and liabilities denominated in foreign currencies are translated into euros at the year end exchange rates unless matched by related forward contracts. Trading results and cash flows of overseas subsidiaries are translated into euros at the average rates of exchange for the year. Exchange differences arising from the restatement of opening balance sheets of overseas subsidiaries at year end exchange rates and from the translation of the results of those subsidiaries at average exchange rates are dealt with through reserves, net of exchange differences on related currency borrowings and forward currency contracts. Other exchange gains and losses are taken to the Consolidated Statement of Income.

        It is our policy to protect income and expenditure from the impact of exchange rate fluctuations, where appropriate, by means of forward currency contracts entered into to fix the exchange rates applicable to estimated future currency receipts and payments and repayment of long-term currency borrowings. Contracts entered into to hedge future currency receipts and payments are either recognized in the Consolidated Statement of Income on maturity of the underlying hedged transaction and are classified in a manner consistent with the underlying nature of the hedged transaction or, in the case of gains and losses arising on cancellation due to the termination of the underlying exposure, are taken to the Consolidated Statement of Income immediately. For hedges of long-term foreign currency borrowings, the forward premium or discount inherent in the forward currency contract is amortized to the Consolidated Statement of Income over the life of the contract.

Interest rate swaps

        We use interest rate swaps to manage interest rate exposures. Receipts and payments on interest rate swaps are recognized, on an accruals basis, as adjustments to interest expense over the life of the swap.

Debt instruments

        Finance costs associated with debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are charged to the Consolidated Statement of Income over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

        Costs incurred in relation to makewhole payments are charged to the Consolidated Statement of Income in the year in which they are incurred.

Tangible assets and depreciation

        Tangible assets are stated at cost or valuation less accumulated depreciation. Following the adoption of FRS15 "Tangible Fixed Assets", we have followed the transitional provisions to retain the book amount of land and buildings, certain of which were last revalued in 1997. Accordingly, we no longer adopt a policy of revaluation. Depreciation is calculated to write off the cost, or valuation, of tangible assets other than freehold land over their estimated useful lives. The income or loss on the disposal of an asset is calculated as the difference between the net sale proceeds and the net book value. The useful lives of tangible assets are set out in note 17 to the Consolidated Financial Statements.

Inventories

        Inventories are stated at the lower of cost and net realizable value. In the case of finished goods and work-in-progress manufactured by us, cost comprises the cost of labor and materials together with appropriate factory and other overheads. In the case of other inventories, cost is ascertained by reference to purchase price plus duty where appropriate. Net realizable value is the actual or estimated selling price in the normal course of business (net of trade discounts) less all further costs to completion and less all costs to be incurred in marketing, selling and distribution.

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

Financial assets

        Financial asset investments are stated at cost less provision for permanent diminution in value.

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

Research and development

        All expenditure on research and development, including the cost of patents and trademarks, is written off to the Consolidated Statement of Income in the period in which it is incurred.

Pensions

        The expected cost of providing pensions to employees is charged to the Consolidated Statement of Income over the period of employment of pensionable employees. The cost is calculated, with the benefit of advice from independent actuaries, at what is expected to be a reasonably stable proportion of pensionable pay. Any surpluses or deficits in the pension plans, identified by periodic actuarial valuations, are taken to the Consolidated Statement of Income over the remainder of the expected service lives of current employees.

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

Reclassifications

        Certain prior period balances have been reclassified to conform to current period presentation.

3.     Effect of change in accounting estimates

Year ended December 31, 2001

        We have consistently reviewed our accounting policies and estimating techniques. In 2001, as a consequence of acquisition activity and the growth in the number of retail stores, we undertook a further review of the consistency of application of accounting estimation techniques in the areas of (a) application of overheads to stock in manufacturing and to stock held at retail stores and (b) the useful economic lives attributed to fixed assets. The outcome of this review resulted in changes to the way in which certain of our companies make these estimates and accordingly operating income for the year ended December 31, 2001 improved by €15 million.

3 months ended March 31, 2002

        In accordance with SSAP 24, the pension surplus identified in the actuarial valuation of the Wedgwood Group Pension Plan as at December 31, 1999, was being amortized over the average remaining service lives of plan members. In the 3 months to March 31, 2002, this resulted in a reduction in the pension cost charged to the Consolidated Statement of Income of €2.1 million.

Year ended March 31, 2003

        Following a significant decline in the market value of pension plan assets (note 24) it was decided with effect from April 1, 2002, to no longer amortize the pension surplus. The effect of this change on the results for the year ended March 31, 2003 was to reduce reported operating income by €7.8 million.

        The recent expansion in the number of Rosenthal factory outlet stores enabled Rosenthal to generate a higher average selling price for its slow-moving and obsolete inventory and, as a result, provisions amounting to €4.9 million were no longer required and were released to operating income in the year ended March 31, 2003. In addition, Rosenthal brought the way in which production overheads are allocated to stock into line, resulting in a benefit to the Consolidated Statement of Income of €1.5 million for the year ended March 31, 2003.

Year ended March 31, 2004

        During the year ended March 31, 2004 we completed the review of the basis of valuation of inventory commenced during year ended December 31, 2001 resulting in an uplift in values by €5.7 million and the reduction of inventory provisions by €2.6 million, thereby benefiting the Consolidated Statement of Income by €8.3 million.

4.     Segment analysis

	Year ended December 31, 2001
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated total
	(€ in millions)
Net sales	368.6	472.9	92.9	77.6	—	1,012.0

Depreciation/amortization	20.9	20.5	7.0	0.4	—	48.8

Operating income before exceptional charge	29.2	11.3	6.8	13.4	—	60.7
Exceptional charges	(27.5)	(33.9)	—	(0.4)	—	(61.8)

Operating income/(loss) after exceptional charge	1.7	(22.6)	6.8	13.0	—	(1.1)

Write-down of investment						(16.2)
Net interest expense						(26.0)

Net loss before taxes						(43.3)

Total assets at year end	530.9	600.7	231.0	29.6	(398.7)	993.5

Capital expenditure	18.3	18.9	0.8	—	—	38.0

	3 months ended March 31, 2002
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated total
	(€ in millions)
Net sales	68.1	97.8	25.0	16.3	—	207.2

Depreciation/amortization	4.8	6.5	1.8	0.2	—	13.3

Operating (loss)/income	(2.0)	(9.6)	0.5	0.6	—	(10.5)

Net interest expense						(5.5)

Net loss before taxes						(16.0)

Total assets at period end	537.5	569.0	232.3	32.7	(407.6)	963.9

Capital expenditure	2.1	3.2	—	—	—	5.3

	Year ended March 31, 2003
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated total
	(€ in millions)
Net sales	314.3	414.2	121.8	101.0	—	951.3

Depreciation/amortization	19.8	20.2	6.1	0.6	—	46.7

Operating income before exceptional charges	27.5	1.8	16.8	11.2	—	57.3
Exceptional charges	(4.5)	(31.2)	—	—	—	(35.7)

Operating income/(loss) after exceptional charges	23.0	(29.4)	16.8	11.2	—	21.6

Gains arising on conversion of US$loans						9.7
Income on sale of fixed assets						5.1
Deficit arising on closed pension scheme						(3.9)
Net interest expense						(25.3)

Net income before taxes						7.2

Total assets at year end	535.0	484.8	213.4	20.3	(378.7)	874.8

Capital expenditure	9.1	11.8	0.3	1.0	—	22.2

	Year ended March 31, 2004
Segment	Crystal	Ceramics	Premium cookware	Other products	Intergroup adjustment	Consolidated total
	(€ in millions)
Net sales	263.2	365.6	100.1	103.0	—	831.9

Depreciation/amortization	18.2	16.2	5.2	0.8	—	40.4

Operating income/(loss) before exceptional charges	2.1	(1.6)	9.0	12.2	—	21.7
Exceptional charges	(7.7)	(28.8)	—	—	—	(36.5)

Operating (loss)/income after exceptional charges.	(5.6)	(30.4)	9.0	12.2	—	(14.8)

Income on sale of fixed assets						6.0
Makewhole payment						(3.7)
Net interest expense						(32.4)

Net loss before taxes						(44.9)

Total assets at year end	584.1	514.9	204.4	17.7	(472.9)	848.2

Capital expenditure	18.0	16.7	0.6	—	—	35.3

        Crystal includes the manufacture and distribution of our crystal products. Ceramics includes the manufacture and distribution of our ceramic products. Premium cookware includes products manufactured and distributed by All-Clad and Spring. Other products comprises products distributed by W-C Designs since its acquisition on July 1, 2001, together with our other non-crystal, non-ceramic and non-cookware products.

4.     Segment analysis

        Operating income is the segmental measure of income reviewed by the chief operating decision maker. Capital expenditure includes all items of capital and investment expenditures. Overhead costs, such as those incurred by our head office and other core costs are allocated among the segments.

        The intergroup adjustment refers to inter-segment asset balances.

Geographic information

	Revenues				Long lived assets
	Year ended December 31,	3 months ended March 31,	Year ended March 31,		Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004	2001	2002	2003	2004
	(€ in millions)				(€ in millions)
Ireland	41.0	8.4	42.5	33.8	66.8	65.6	57.2	59.1
United Kingdom	135.6	25.8	125.8	92.4	121.5	120.7	87.2	89.1
USA	461.8	100.1	479.8	411.2	26.4	25.9	18.3	14.0
Japan	81.5	14.2	73.5	74.5	2.0	2.0	1.9	1.8
Germany	129.2	25.7	104.6	99.3	45.9	44.8	43.4	41.1
Rest of the World	162.9	33.0	125.1	120.7	2.0	2.2	1.5	1.1

Total	1,012.0	207.2	951.3	831.9	264.6	261.2	209.5	206.2

        Revenues are attributed to countries based on the location of customers. There are no revenues from a single external customer that are 10% or more of our total revenue.

        Euro exchange rates used to translate the results of our principal overseas subsidiaries were as follows:

	Consolidated Statement of Income				Balance Sheet
	Year ended December 31,	3 months ended March 31,	Year ended March 31,		December 31,	March 31,
	2001	2002	2003	2004	2001	2002	2003	2004
US dollar	$0.90	$0.88	$1.00	$1.18	$0.90	$0.88	$1.07	$1.24
Sterling	£0.62	£0.61	£0.64	£0.69	£0.62	£0.61	£0.69	£0.67
Yen	¥109.00	¥116.12	¥121.39	¥132.70	¥117.18	¥115.83	¥128.65	¥129.29

5.     Operating income/(loss)

        Operating income/(loss) has been arrived at after charging the following directors' remuneration:

Executive directors' remuneration

        The remuneration in relation to executive directors who held office for any part of the financial period is as follows:

	Year ended December 31, 2001						3 months ended March 31, 2002
	Salary	Benefits in kind	Payment on completion of contract	Defined contribution pension payments	Defined benefit pension payments	Total	Salary	Benefits in kind	Other payments		Defined contribution pension payments	Defined benefit pension payments	Total
	(€ in thousands)
R.A. Barnes	321	29	—	—	11	361	83	7	—		—	14	104
P.B. Cameron	184	1	—	2	—	187	136	1	—		5	—	142
J. Foley	257	13	—	—	93	363	68	2	—		—	24	94
C.J.S. Johnson	248	25	—	—	6	279	61	6	70	*	—	7	144
O.C. Küsel	336	12	—	—	5	353	78	4	—		—	1	83
C.J. McGillivary	666	64	—	26	—	756	176	16	—		7	—	199
P.R. O'Donoghue	558	13	—	—	465	1,036	134	1	—		78	35	248
T. O'Reilly, Jnr.	316	—	—	—	2	318	89	—	—		—	4	93
B.D. Patterson§	269	11	543	—	510	1,333	—	—	—		—	—	—
Lord Wedgwood**	119	—	—	—	—	119	34	—	29		3	—	66

	3,274	168	543	28	1,092	5,105	859	37	99		93	85	1,173

	Year ended March 31, 2003						Year ended March 31, 2004
	Salary	Bonus	Benefits in kind	Payment on completion of contract	Defined contribution pension payments	Defined benefit pension payments	Total	Salary	Bonus	Benefits in kind	Defined contribution pension payments	Defined benefit pension payments	Total
	(€ in thousands)
R.A. Barnes	329	70	40	—	—	34	473	305	—	38	—	38	381
P.B. Cameron	488	451	—	—	10	—	949	425	216	—	8	—	649
J. Foley	278	—	23	—	91	101	493	331	—	23	205	113	672
C.J.S. Johnson*	84	—	—	78*	—	3	165	—	—	—	—	—	—
O.C. Küsel	336	25	14	—	—	6	381	323	—	12	—	7	342
C.J. McGillivary	587	264	61	—	17	—	929	533	—	31	17	—	581
P.R. O'Donoghue	548	—	20	—	305	142	1,015	565	—	25	335	137	1,062
T. O'Reilly, Jnr.	344	21	—	—	—	17	382	341	—	—	—	19	360
Lord Wedgwood	146	—	1	28	10	—	185	154	—	1	14	—	169

	3,140	831	159	106	433	303	4,972	2,977	216	130	579	314	4,216

§
B.D. Patterson's remuneration is shown for the period in which he was an executive director. B.D. Patterson became a non-executive director on May 31, 2001.

*
C.J.S. Johnson retired as a director on April 25, 2002 and received a payment of €78,000 on completion of his employment contract in the year ended March 31, 2003 (three months to March 31, 2002: €70,000).

**
In the three months ended March 31, 2002 Lord Wedgwood had a contract to provide consulting services to Wedgwood for an annual fee of Stg£44,000 (2001: Stg£44,000).

        Aggregate remuneration for executive directors for the year ended March 31, 2004 amounted to €4.216 million (year ended March 31, 2003: €4.972 million, 3 months ended March 31, 2002: €1.173 million, year ended December 31, 2001: €5.105 million) including pension contributions of €0.893 million (year ended March 31, 2003: €0.736 million, 3 months ended March 31, 2002: €0.178 million, year ended December 31, 2001: €1.120 million).

        Directors' remuneration in currencies other than the euro is translated at the average rate of exchange prevailing in each of the periods.

        R.A. Barnes, J. Foley, C.J.S. Johnson, O.C. Küsel, P.R. O'Donoghue and T. O'Reilly, Jnr. are entitled to benefits under defined benefit pension arrangments. C.J. McGillivary, P.B. Cameron, J. Foley, P.R. O'Donoghue and Lord Wedgwood are entitled to benefits under defined contribution plans. C.J. McGillivary will become entitled to a defined benefit pension in lieu of his entitlements under his defined contribution pension arrangement should he not leave us, for reasons other than death, disability or our change of control, prior to January 1, 2005. The defined benefit pension plan will provide for a pension benefit equal to 50% of the average of his base salary over the three years prior to his retirement, subject to a maximum amount of US$390,000 per annum. In the year to March 31, 2004 a contribution of €402,000 (year ended March 31, 2003: €300,000, 3 months ended March 31, 2002: €112,000, year ended December 31, 2001: €169,000) was provided for in relation to this entitlement.

        Under such an arrangement the pension benefit accruing to C.J. McGillivary would be as follows:

	Increase in the accrued pension during the year		Transfer value of the increase in accrued pension		Total accrued pension
	As at March 31, 2003	As at March 31, 2004	As at March 31, 2003	As at March 31, 2004	As at March 31, 2003	As at March 31, 2004
	(€ in thousands)
C.J. McGillivary	38	49	333	455	101	134

        The directors' pension benefits under the various defined benefit plans in which they are members are as follows:

	Increase in the accrued pension during the period				Transfer value of the increase in accrued pension				Total accrued pension
	Year ended December 31,	3 months ended March 31,	Year ended March 31,		Year ended December 31,	3 months ended March 31,	Year ended March 31,		Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004	2001	2002	2003	2004	2001	2002	2003	2004
	(€ in thousands)
R.A. Barnes	31	3	11	9	368	28	139	113	122	127	126	142
J. Foley	5	1	18	5	41	4	190	40	53	54	71	77
C.J.S. Johnson	(1)	11	—	—	(27)	181	—	—	200	212	—	—
O.C. Küsel	1	—	—	18	5	1	3	184	120	121	123	141
P.R. O'Donoghue.	18	2	15	—	321	31	304	—	219	223	247	247
T. O'Reilly, Jnr.	2	1	3	2	5	2	2	2	2	3	5	7
B.D. Patterson	21	—	—	—	315	—	—	—	140	—	—	—

	77	18	47	34	1,028	247	638	339	856	740	572	614

Non-executive directors' remuneration

	Fees as a director				Other remuneration				Total
	Year ended December 31,	3 months ended March 31,	Year ended March 31,		Year ended December 31,	3 months ended March 31,	Year ended March 31,		Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004	2001	2002	2003	2004	2001	2002	2003	2004
	(€ in thousands)
Sir Anthony O'Reilly	63	16	63	63	—	—	—	—	63	16	63	63
G.P. Dempsey	22	5	22	22	22	6	22	22	44	11	44	44
L.L. Glucksman	22	5	22	22	5	1	5	5	27	6	27	27
P.J. Goulandris	—	—	—	—	—	—	—	—	—	—	—	—
S. Michaels	—	—	—	—	387	84	302	264	387	84	302	264
K.C. McGoran	22	5	22	22	17	4	17	17	39	9	39	39
P.J. Molloy*	—	—	14	22	—	—	1	5	—	—	15	27
R.H. Niehaus	22	5	22	22	5	1	5	5	27	6	27	27
Lady O'Reilly	22	5	22	22	8	2	8	8	30	7	30	30
B.D. Patterson	13	5	22	22	112	36	153	117	125	41	175	139
D.W. Sculley	22	5	22	22	172	44	216	340	194	49	238	362
F.A. Wedgwood	22	5	22	22	8	2	8	8	30	7	30	30

	230	56	253	261	736	180	737	791	966	236	990	1,052

*
P.J. Molloy was appointed a director on July 25, 2002.

        D.W. Sculley has, through Wellspring Holdings Inc., a contract to provide consulting services for an annual fee of US$400,000 (2003: US$400,000).

        Mentoring Services Limited, in which B.D. Patterson has an interest, had a contract to provide consulting services which ended on December 31, 2003. The former C.E.O. and current Co-Chairman of All-Clad Holdings Inc., S. Michaels, was paid a fee of US$311,000 for consulting services provided to All-Clad Holdings Inc (year ended March 31, 2003: US$301,000). Peter John Goulandris waived his total fees in respect of all periods presented.

        Pensions paid to former directors in the year ended March 31, 2004 amounted to €139,000 (year ended March 31, 2003: €128,000, 3 months ended March 31, 2002: €32,000, year ended December 31, 2001: €132,000). The information with regard to directors' share options is set out in Item 6 on pages 87 and 88 of the Annual Report on Form 20-F.

        In addition, the following amounts were charged/(credited) in arriving at operating income/(loss):

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Advertising	54.3	13.5	44.3	38.3
Pension plan costs	7.2	1.8	17.8	19.6
Depreciation—owned assets	42.1	11.6	39.8	33.7
—leased assets	0.1	—	—	—
Maintenance and repairs	22.2	6.2	22.9	21.3
Operating lease rentals—plant and equipment	3.4	0.9	3.2	2.7
1;others	18.9	5.2	18.8	19.9
Auditors' remuneration*	1.1	0.5	1.2	1.1
Research and product development	6.4	2.4	9.3	6.1
Foreign exchange losses	0.9	0.3	4.2	1.1
Amortization of capital grants	(0.2)	(0.1)	(0.2)	(0.2)

*
Other remuneration paid to the auditors was as follows:

	Year ended March 31, 2003			Year ended March 31, 2004
	Ireland	Overseas PwC firms	Total	Ireland	Overseas PwC firms	Total
	(€ in millions)
Other assurance services	0.2	0.1	0.3	1.0	0.4	1.4
Taxation services	0.4	0.3	0.7	0.3	0.2	0.5
Other services	—	0.2	0.2	—	—	—

	0.6	0.6	1.2	1.3	0.6	1.9

        Total services, included in the table above, in the amount of €0.9 million have not been included in operating expenses as they relate to audit related and other services provided by the auditors acting as reporting accountants in respect of our Issue of Mezzanine Notes and also in respect of our rights issue of €38.5 million. The share issue costs have been charged against share premium account and the debt issue costs have been offset against the book value of the related debt and will be amortized over the life of the related debt.

6.     Exceptional charges

(a)
In November 2001, our Board of directors announced restructuring measures worldwide, designed to lower operating costs, reduce capacity, improve factory efficiency, reduce inventories and stimulate sales through increased marketing spend and significantly improved retail presentation.

        The following summarizes the major actions taken:

Lower operating costs

        We planned to lower our operating costs through greater use of technology, through warehousing consolidation in the UK and by reducing and devolving certain Wedgwood central sales and administrative functions. The related once-off restructuring charge was €19.6 million.

Capacity reduction

        Additionally, we planned to reduce capacity by closing our crystal manufacturing plant in Stourbridge in the West Midlands and rationalizing production at our other crystal and ceramic manufacturing plants in the UK, Ireland and Germany. The related once-off restructuring charge was €24.3 million.

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

Retail refurbishment and rationalization

        We planned to upgrade significantly our retail presentation, to reflect and showcase the international lifestyle of the Waterford Wedgwood brands. In the UK, this program included the closure of over 40 under-performing concession shops, the refurbishment of all other shops and the opening of 10 new stand-alone stores in premium locations. Similar actions, on a smaller scale, were planned for Germany and South East Asia. The related once-off restructuring charge was €5.4 million.

(€ in millions)
The total charge for 2001 is analyzed as follows:
Write-down of fixed assets at Stuart Crystal	5.7
Write-down of inventory (including Stuart Crystal inventory)	17.0
Provision for redundancy and related costs	39.1

Total restructuring charge	61.8

        Analysis of movement on the 2001 restructuring provision:

(€ in millions)
Charged to Consolidated Statement of Income	39.1
Utilized during year ended December 31, 2001	(9.2)
Exchange	0.2

Balance at December 31, 2001	30.1
Utilized during three months ended March 31, 2002	(7.6)
Exchange	0.2

Balance at March 31, 2002	22.7
Utilized during year ended March 31, 2003	(16.4)
Credited to Consolidated Statement of Income	(0.5)
Exchange	(0.9)

Balance at March 31, 2003	4.9
Utilized during year ended March 31, 2004	(3.8)

Balance at March 31, 2004	1.1

        Of the planned head count reduction of 1,400, the reduction achieved as at March 31, 2004 was 1,374 (March 31, 2003: 1,166).

(b)
In the results for the year to March 31, 2003, the following exceptional costs were charged to the Consolidated Statement of Income:

	Cost of sales	Distribution costs	Total
	(€ in millions)
Fixed asset impairment	13.5	—	13.5
Inventory write-downs	15.0	—	15.0
Restructuring costs	5.7	1.5	7.2

	34.2	1.5	35.7

Fixed asset impairment

        Following the weakening condition of the Johnson Brothers business, which led to the initiative to move production to Asia, we reviewed the carrying value of the land, buildings, plant and machinery which supported the production of Johnson Brothers product. Plant and machinery were fully written off and land and buildings were written down to their estimated open market value resulting in a charge of €13.5 million.

Inventory write-downs

        As a result of the initiative to move Johnson Brothers production to Asia, substantial revisions to product offerings and reduced margins latterly earned by our Johnson Brothers business, the carrying value of inventory was reduced to its estimated net realizable value resulting in a charge of €10.3 million. In addition, the carrying value of inventory held by our retail operations was written down by €4.7 million.

Restructuring costs

        During the year ended March 31, 2003 a) our Rosenthal business completed the integration of the Hutschenreuther operations acquired in August 2000 resulting in restructuring charges of €2.7 million and b) a further €3.0 million of rationalization projects occurred elsewhere in the Group. In addition, headcount reductions in our distribution operations resulted in a restructuring charge of €1.5 million. Of the planned head count reduction from these projects of 187, the reduction achieved as at March 31, 2004 was 104. Analysis of movement on the 2003 restructuring charges.

(€ in millions)
Charged to Consolidated Statement of Income	7.2
Utilized during year ended March 31, 2003	(4.2)

Balance at March 31, 2003	3.0
Utilized during year ended March 31, 2004	(3.0)

Balance at March 31, 2004	—

(c)
In the results for the year to March 31, 2003, the following exceptional items were recorded in arriving at net income before taxes;

Gain arising on conversion of US$ loans

        During the year ended March 31, 2003, we paid down US$120 million of bank borrowings replacing it with euro borrowings, thereby crystallizing an exceptional exchange gain of €9.7 million.

Income on sale of fixed asset

        In May 2002, surplus land at our Waterford Crystal manufacturing facility in Kilbarry, Ireland was sold, realizing an exceptional gain over book value of €5.1 million and a capital gains tax charge of €1 million resulting in a net benefit to the Consolidated Statement of Income of €4.1 million.

Deficit arising on closed pension scheme

        Following the closure of Stuart Crystal's manufacturing facilities in Stourbridge, England, and in accordance with SSAP 24, it was no longer appropriate to amortize the pension fund deficit over the average remaining service lives of employees. Accordingly, a provision of €3.9 million was established, representing the estimated pension deficit at March 31, 2003.

(d)
In the results for the year ended March 31, 2004, the following exceptional costs have been charged to the Consolidated Statement of Income:

	Cost of sales	Distribution costs	Total
	(€ in millions)
Restructuring costs	27.5	2.9	30.4
Inventory write-downs	3.3	—	3.3
Earthenware outsourcing set-up costs	2.8	—	2.8

	33.6	2.9	36.5

        Of the planned head count reduction of 1,211, the reduction achieved as at March 31, 2004 was 960.

Restructuring costs

        In 2003, as a result of the decrease in demand for luxury products due primarily to the continued global economic downturn, the outbreak of the SARS epidemic and the conflict in Iraq, the directors announced a restructuring program aimed at further lowering operating costs.

        In the results for the year ended March 31, 2004, a charge of €30.4 million has been recognized, representing redundancy and related costs associated with the closure of two earthenware manufacturing facilities in the UK, the consolidation of Wedgwood branded earthenware production into the existing manufacturing facility in Barlaston, Stoke-on-Trent, the outsourcing of production of Johnson Brothers branded earthenware to the People's Republic of China and the reorganization of Wedgwood's European retail and marketing operations. The charge also covers the implementation of an early retirement and redeployment program and further automation and rationalization of Waterford's manufacturing operations in Ireland.

Inventory write-downs

        As a result of the initiative to move Johnson Brothers production to the People's Republic of China, the carrying value of certain inventory has been reduced to its estimated net realizable value resulting in a charge of €3.3 million to the Consolidated Statement of Income for the year ended March 31, 2004.

Earthenware outsourcing set-up costs

        As a result of moving Johnson Brothers production to the People's Republic of China, once-off set up costs amounting to €2.8 million have been incurred and charged to the Consolidated Statement of

Income for the year ended March 31, 2004. Analysis of the movement on the 2004 restructuring provision:

(€ in millions)
Charged to Consolidated Statement of Income	30.4
Utilized during the year ended March 31, 2004	(22.2)

Balance at March 31, 2004	8.2

7.     Amount written off investment

        We took the decision to write-down our investment in Royal Doulton plc, giving rise to a charge of €16.2 million in the year to December 31, 2001. The carrying value of this investment at December 31, 2001 was €2.0 million and at March 31, 2003 was €8.8 million, following the acquisition of further shares in a rights issue at a cost of €6.5 million. The carrying value of this investment at March 31, 2004 was €9.0 million.

8.     Net interest expense

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Interest expense on borrowings maturing within 5 years	20.6	4.1	18.7	27.2
Interest expense on borrowings maturing after more than 5 years	7.4	1.9	7.9	5.7

	28.0	6.0	26.6	32.9
Interest income	(2.0)	(0.5)	(1.3)	(0.5)

Net interest expense	26.0	5.5	25.3	32.4

        During the year ended March 31, 2004 we incurred a makewhole payment of €3.7 million arising from the partial repayment of the 8.75% Secured Senior Notes.

9.     Taxes on income/(loss)

(a)
Net income/(loss) before taxes:

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Ireland	14.0	(1.5)	23.0	(32.3)
Foreign	(57.3)	(14.5)	(15.8)	(12.6)

	(43.3)	(16.0)	7.2	(44.9)

(b)
Taxes on income credited/(charged) to earnings were as follows:

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Ireland:
Payable—corporation tax	(0.7)	—	—	—
—capital gains tax	—	—	(1.0)	(0.2)

Deferred	—	—	(0.6)	(0.2)

	(0.7)	—	(1.6)	(0.4)

Foreign:
Payable—corporation tax	(1.3)	0.1	(4.5)	(5.1)
Deferred	3.1	0.1	1.2	0.8

	1.8	0.2	(3.3)	(4.3)

	1.1	0.2	(4.9)	(4.7)

        No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, as these are reinvested in the business and thus no taxes are expected to be payable on them in the foreseeable future. The tax charge in future years will be significantly affected by the incidence of profits in our various operations, in particular: the US, where the current tax rate is approximately 39%; Ireland, where the current tax rate is 12.5%; and the UK and Germany where no significant taxes should be payable due to available brought forward tax losses.

        The overall tax charge in future years will also be dependent upon any changes in the underlying assumptions made in the recognition of tax losses.

(c)
The following table reconciles the current tax charge reported in the Consolidated Statement of Income to the notional current tax credit/(charge) that would result from applying the standard rate of Irish corporation tax of 12.5% (2003: 15.125%, 2002: 16%, 2001: 20%) to the operating income/(loss) before taxes.

			Year ended March 31,
		3 months ended March 31, 2002
	Year ended December 31, 2001
			2003	2004
	(€ in millions)
Notional Irish corporation tax on income/(loss) before taxes	8.7	2.5	(0.8)	5.6
Different tax rates in overseas operations	5.1	2.9	0.3	3.0
Utilization of tax loss carry forwards	2.5	—	—	—
Current period losses not utilized	(22.0)	(6.5)	(9.1)	(14.4)
Non taxable exceptional exchange gains	—	—	1.5	—
Other permanent differences	—	—	3.1	1.9
Irish manufacturing relief	0.7	—	—	—
Over provision in respect of prior periods	1.8	—	3.8	—
Fixed asset impairment losses	—	—	(4.0)	—
Other timing differences	1.2	1.2	(0.3)	(1.4)

Current tax (charge)/credit	(2.0)	0.1	(5.5)	(5.3)

Deferred taxation on originating and reversing
timing differences	3.1	0.1	0.6	0.6

Taxes on income credited/(charged)	1.1	0.2	(4.9)	(4.7)

(d)
The tax charge associated with items presented in the Statement of Comprehensive Income related to other comprehensive income is not material.

10.   Dividends

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Paid:
Adjustment relating to 2000 final dividend*	0.2	—	—	—
2001 interim dividend of 0.70c per share	5.2	—	—	—
2001 final dividend of 2.4c per share	18.2	—	—	—
Adjustment relating to 2001 final dividend*	—	—	0.2	—
2003 interim dividend of 0.70c per share	—	—	5.4	—
2003 final dividend of 1.2c per share	—	—	9.5	—

	23.6	—	15.1	—

*
These adjustments reflect the difference between the estimated exchange rate used to calculate the dividend payable and the rate prevailing when the dividend was paid.

        The dividend represents the total amount of dividend per share proposed by the directors in respect of Waterford Wedgwood plc ordinary shares. Shareholders can elect, in lieu, to receive an equivalent dividend on their income shares in Waterford Wedgwood U.K. plc. Income shares entitle shareholders to elect to receive dividends paid from UK sourced income.

11.   (Loss)/income per ordinary share

	Year ended December 31, 2001			3 months ended March 31, 2002
	Income	No. of shares(ii)	Per share(ii)	Income	No. of shares(ii)	Per share(ii)
	(in millions except per share amounts)
	€		cents	€		cents
Basic loss per share
Loss available to shareholders	(42.6)	801.6	(5.32)	(15.4)	811.2	(1.90)
Effect of dilutive securities
Options(i)	—	—	—	—	—	—

Diluted loss per share	(42.6)	801.6	(5.32)	(15.4)	811.2	(1.90)

	Year ended March 31, 2003			Year ended March 31, 2004
	Income	No. of shares(ii)	Per share(ii)	Income	No. of shares	Per share
	(in millions except per share amounts)
	€		cents	€		cents
Basic income/(loss) per share
Income/(loss) available to shareholders	1.8	816.2	0.22	(49.3)	875.1	(5.63)
Effect of dilutive securities
Options(i)	—	0.3	—	—	—	—

Diluted income/(loss) per share	1.8	816.5	0.22	(49.3)	875.1	(5.63)

(i)
For the year ended March 31, 2004, the three months ended March 31, 2002, and the year ended December 31, 2001 none of the options were dilutive as they would have decreased the loss per share.

(ii)
The weighted average numbers of shares and the income per share for the year ended March 31, 2003, the three months ended March 31, 2002 and the year ended December 31, 2001 have been adjusted to reflect the bonus element of the rights issue which was announced in November 2003.

12.   Accounts receivable and prepayments

	March 31,
	2003	2004
	(€ in millions)
Amounts falling due in less than one year:
Trade accounts	100.4	92.7
Allowance for doubtful accounts	(7.2)	(6.3)
Deferred tax asset (note 21)	1.0	1.3
Other receivables	10.9	15.4
Prepayments and accrued income	18.9	14.1

	124.0	117.2
Amounts falling due after more than one year:
Deferred tax asset (note 21)	12.8	12.0
Other receivables	—	3.5
Pension prepayment	21.1	21.6
Prepayments and accrued income	1.4	0.3

	159.3	154.6

13.   Inventories

	March 31,
	2003	2004
	(€ in millions)
Raw materials and consumables	37.2	33.8
Work-in-progress	50.1	53.6
Finished goods and goods for resale	259.9	267.2
Provisions for obsolescence	(55.9)	(34.3)

	291.3	320.3

        The estimated replacement cost of inventories is not materially different from the above amounts.

14.   Intangible assets

	Goodwill	Acquired brands	Mailing list	Total
	(€ in millions)
At March 31, 2002	121.2	2.3	—	123.5
Arising on acquisition	—	15.9	1.5	17.4
Amortization	(6.3)	(0.5)	(0.1)	(6.9)
Exchange	(18.2)	—	—	(18.2)

At March 31, 2003	96.7	17.7	1.4	115.8
Amortization	(5.5)	(0.9)	(0.3)	(6.7)
Exchange	(8.6)	(0.1)	—	(8.7)

At March 31, 2004	82.6	16.7	1.1	100.4

        Goodwill of €237.3 million arising on acquisition of subsidiary undertakings prior to December 31, 1997 is set off against reserves.

        Goodwill and other acquired brands are amortized over their expected useful lives of 20 years and the mailing list is amortized over its expected useful life of five years.

15.   Investments

	Own shares held	Other loans and investments	Listed investments	Total
	(€ in millions)
At March 31, 2002	0.1	6.0	3.0	9.1
Additions	—	0.7	6.5	7.2
Exchange	—	(0.7)	(0.7)	(1.4)

At March 31, 2003	0.1	6.0	8.8	14.9
Additions	—	0.1	—	0.1
Exchange	—	(0.1)	0.2	0.1

At March 31, 2004	0.1	6.0	9.0	15.1

        The market value of the listed investments on the London Stock Exchange at March 31, 2004 was €8.7 million (March 31, 2003: €3.3 million).

        Our 21.16% interest in Royal Doulton plc has not been treated as an associate undertaking as we do not participate in the commercial or financial policy decisions of Royal Doulton plc, nor do we have any Board representation. Accordingly, the investment in Royal Doulton plc is included within our balance sheet at cost less provisions for permanent diminution in value.

16.(a) Acquisition of Hutschenreuther brand and related assets

        With effect from August 1, 2000 we acquired the Hutschenreuther brand together with the related intellectual property rights, moulds, tools and inventory. The consideration of €10.7 million, of which €8.4 million had been paid by December 31, 2000, was allocated as follows:

(€ in millions)
Purchase of brand and related intellectual property rights	2.5
Purchase of moulds and tools	6.7
Purchase of inventory	1.5

10.7

        The remaining €2.3 million was paid during the year ended December 31, 2001.

        The Hutschenreuther brand contributed €23.2 million to net sales in the year of acquisition.

        The cost of purchase of the brand and related intellectual property rights has been capitalized and is being amortized over a period of 20 years.

16.(b) Acquisition of Ashling Corporation

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

100% owned subsidiary W/C Imports Inc. have been included in our balance sheet at their fair value at the date of acquisition as follows:

	Book value	Provisional fair value adjustments		Fair value to the Group
	(€ in millions)
Property, plant and equipment	0.3	—		0.3
Inventories	5.4	(0.3)	(a)	5.1
Accounts receivable and prepayments	6.9	(0.8)	(b)	6.1
Accounts payable and accruals	(3.9)	(1.2)	(c)	(5.1)
Net borrowings	(4.6)	—		(4.6)

Net assets	4.1	(2.3)		1.8

Our share of fair value of net assets (86.5%)	3.6	(2.0)		1.6
Consideration satisfied by the issue of 9,331,733 Waterford Wedgwood stock units of €1.20 each, being the market value of the stock units at the acquisition date				(11.2)
Costs associated with acquisition				(0.7)

Goodwill arising on acquisition				10.3

Provisional fair value adjustments comprise the following:

(a)
Additional provision against slow-moving and obsolete inventory.

(b)
Adjustment relating to deferred tax asset.

(c)
Additional provisions for liabilities.

        The summarized Consolidated Statement of Income for the six months ended June 30, and December 31, 2001 for Ashling Corporation and its subsidiary is as follows:

	Six months ended June 30, 2001	Six months ended December 31, 2001	Twelve months ended December 31, 2001
	(US$ in millions)
Net sales	7.5	22.8	30.3

Operating (loss)/income	(3.7)	4.4	0.7
Net interest payable	(0.1)	(0.2)	(0.3)

(Loss)/income on ordinary activities before taxation	(3.8)	4.2	0.4
Taxation on (loss)/income on ordinary activities	1.5	(1.7)	(0.2)

(Loss)/income for the financial period	(2.3)	2.5	0.2

        The consolidated income after taxation on continuing operations reported by Ashling Corporation for the twelve months ended December 31, 2000 amounted to US$1.3 million.

16.(c) Acquisition of a further 5.2% of Rosenthal AG

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

16.(d) Acquisition of Spring and Cashs Mail Order Business and Related Assets

        With effect from May 1, 2002 we acquired the Spring brand together with the related assets and intellectual property rights for a consideration of €3.7 million including acquisition costs. On November 4, 2002 we acquired the Cashs Mail Order brand and mailing list together with the related assets and intellectual property rights for a consideration of €22.7 million, including acquisition costs. The consideration for Spring was satisfied entirely by cash and the consideration for Cashs Mail Order was satisfied by the issue of shares to the value of €5.6 million, being the market value of the shares at the acquisition date, and cash of €17.1 million. The consideration for these acquisitions was allocated as follows:

	Spring	Cashs Mail Order	Total
	(€ in millions)
Purchase of brand and related intellectual property rights	1.0	14.9	15.9
Mailing list	—	1.5	1.5
Investment in Spring USA	0.2	—	0.2
Tangible fixed assets	0.7	0.2	0.9
Inventories	1.8	3.4	5.2
Market value of forward currency contracts	—	2.7	2.7

Total	3.7	22.7	26.4

        From the date of acquisition to March 31, 2003 the acquired businesses contributed the following to our consolidated net sales and operating income (after amortization of the brand).

	Net sales	Operating income/ (loss)
	(€ in millions)
Cashs Mail Order	12.0	1.1
Spring	7.7	(3.2)

Total	19.7	(2.1)

        The cost of purchase of the brand and related intellectual property rights has been capitalized and is being amortized over a period of 20 years. The mailing list acquired as part of the purchase of the Cashs Mail Order business has been capitalized and is being amortized over a period of five years.

17.   Property, plant and equipment

	Land and Buildings
	Freehold	Long leasehold	Short leasehold	Plant and equipment	Total
	(€ in millions)
Cost or valuation
At March 31, 2002
—cost	70.6	0.3	11.9	438.9	521.7
—valuation	57.6	—	—	—	57.6
Additions	1.3	—	0.6	20.3	22.2
Reclassified	1.5	—	—	(1.5)	—
Disposals and assets fully written off	(4.3)	(0.1)	(0.8)	(18.1)	(23.3)
Arising on acquisition	—	—	—	0.9	0.9
Translation adjustment	(6.1)	—	(2.1)	(28.3)	(36.5)

At March 31, 2003	120.6	0.2	9.6	412.2	542.6

—cost	69.2	0.2	9.6	412.2	491.2
—valuation	51.4	—	—	—	51.4

	120.6	0.2	9.6	412.2	542.6

Accumulated depreciation
At March 31, 2002	45.3	0.2	8.4	264.2	318.1
Charge for the year	2.5	—	0.9	36.4	39.8
Impairment of fixed assets (note 6)	4.3	—	—	9.2	13.5
Disposals and assets fully written off	(0.5)	(0.1)	(0.8)	(16.9)	(18.3)
Translation adjustment	(1.1)	—	(1.4)	(17.5)	(20.0)

At March 31, 2003	50.5	0.1	7.1	275.4	333.1

Net book amounts
At March 31, 2003	70.1	0.1	2.5	136.8	209.5

At March 31, 2002	82.9	0.1	3.5	174.7	261.2

	Land and Buildings
	Freehold	Long leasehold	Short leasehold	Plant and equipment	Total
	(€ in millions)
Cost or valuation
At March 31, 2003
—cost	69.2	0.2	9.6	412.2	491.2
—valuation	51.4	—	—	—	51.4
Additions	3.3	—	0.4	31.6	35.3
Reclassified	—	—	0.3	(0.3)	—
Disposals and assets fully written off	(6.3)	—	—	(50.3)	(56.6)
Translation adjustment	0.3	—	(1.0)	(3.5)	(4.2)

At March 31, 2004	117.9	0.2	9.3	389.7	517.1

—cost	69.9	0.2	9.3	389.7	469.1
—valuation	48.0	—	—	—	48.0

	117.9	0.2	9.3	389.7	517.1

Accumulated depreciation
At March 31, 2003	50.5	0.1	7.1	275.4	333.1
Charge for the year	2.6	—	0.6	30.5	33.7
Reclassified	—	—	0.1	(0.1)	—
Disposals and assets fully written off	(3.2)	—	—	(48.6)	(51.8)
Translation adjustment	(0.1)	—	(0.7)	(3.3)	(4.1)

At March 31, 2004	49.8	0.1	7.1	253.9	310.9

Net book amounts
At March 31, 2004	68.1	0.1	2.2	135.8	206.2

At March 31, 2003	70.1	0.1	2.5	136.8	209.5

Type of asset	Basis of depreciation	Useful lives
Freehold buildings	Straight line	25 to 50 years
Long leasehold buildings	Straight line	50 years
Short leasehold buildings	Straight line	Period of the lease
Plant and equipment	Straight line	4 to 30 years

        No depreciation is charged on freehold land with a book value at March 31, 2004 of €9.6 million (March 31, 2003: €12.9 million, March 31, 2002: €13.9 million).

        Plant and equipment includes assets held under finance lease at March 31, 2004 of €0.4 million (March 31, 2003: €0.4 million, March 31, 2002: €0.6 million). Depreciation as at March 31, 2004 in respect of assets held under fi nance leases amounted to €nil million (March 31, 2003: €nil million, three months ended March 31, 2002: €nil million).

        We have adopted FRS15 "Tangible Fixed Assets" and have followed the transitional provisions to retain the book amount of land and buildings, certain of which were last revalued in 1997. Accordingly, we no longer adopt a policy of revaluation.

        The properties were valued as follows in 1997:

        Principal manufacturing plants in County Waterford, Ireland and at Barlaston, Stoke-on-Trent, Staffordshire, England: depreciated replacement cost; other properties: open market value for the existing use, for properties not surplus to requirements and open market value for other properties.

        Land and buildings included at cost or valuation would have been stated on the historic cost basis at:

	March 31,
	2003	2004
	(€ in millions)
Cost	132.8	133.2
Accumulated depreciation	(68.3)	(69.1)

	64.5	64.1

18.   Derivatives and other financial instruments—objectives, policies and strategies

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

        Foreign currency risk management.    The majority of our business operations and its assets and liabilities are transacted and held in four principal currencies; euro, sterling, US dollar and yen.

        Our policy is to protect income and expenditure, where appropriate, by means of forward currency contracts. Business trading flows are netted by currency and, where considered appropriate, hedged up to three years ahead.

        We elected during the year to cancel a portion of our outstanding future years forward cover, resulting in a gain during fiscal 2004, as part of our management of the yield on our hedging activities in respect of overseas trading cash flows. Subsequent to this, and taking into account our view on the four principal currencies, hedging in place at March 31, 2004 for the coming 12 months is as follows: 87.3% of our $/€ exposure and 47.2% of our ¥/Stg£ exposure, which includes structures whereby there is a guaranteed downside rate and potential to gain from favourable currency movements.

        Our policy is to use foreign currency borrowings and forward foreign currency contracts to hedge part of the impact on our balance sheet of exchange rate movements on foreign currency denominated assets and liabilities (see note 27).

        Financing risk management.    Our policy is to finance our operations by a combination of cash flow generated from operations, short-term bank borrowings, long-term debt, equity funding and leasing and to achieve a balance between certainty of funding and a flexible, cost effective borrowings structure. We ensure continuity of funding by maintaining a broad portfolio of debt, diversified by source and maturity, and by maintaining facilities sufficient to cover peak anticipated borrowing requirements, with a minimum of 20% having a maturity in excess of five years at any point in time and the remainder having a maturity of no less than six months. At March 31, 2004: 38.0% (March 31, 2003: 19.9%, March 31, 2002: 22.5%, December 31, 2001: 21.9%) of total financial liabilities had a maturity of greater than five years. A breakdown of the maturity profile of our net borrowings is shown later in this note.

        Interest rate risk management.    Our interest rate exposure arising from borrowings and deposits is managed by the use of fixed rate debt, interest rate swaps and interest rate collars. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling some benefits to be enjoyed if interest rates fall. Thus our interest rate risk management policy is to fix between 20% and 60% of the interest cost on outstanding debt. At March 31, 2004, 48.7% (March 31, 2003, 21.6%, March 31, 2002: 24.4%, December 31, 2001: 23.7%) of debt was fixed at an average rate of 9.52% (March 31, 2003: 7.68%, March 31, 2002: 7.68%, December 31, 2001: 6.74%) for a weighted average maturity, of 6.1 years (March 31, 2003: 5.5 years, March 31, 2002: 6.5 years, December 31, 2001: 6.7 years).

        The average rate of interest paid during the year to March 31, 2004 was 5.60% (March 31, 2003: 5.06%, three months ended March 31, 2002: 4.45%, year ended December 31, 2001: 5.04%). A 1.0% rise in market rates would increase net losses before taxes for the year to March 31, 2004 by €3.2 million (March 31, 2003: decrease income before taxes by €4.2 million, 3 months to March 31, 2002: increase loss before taxes by €1.1 million, year ended December 31, 2001: increase loss before taxes by €4.3 million).

        For the purposes of the following disclosures and those set out in note 27, short-term debtors and creditors that meet the definition of a financial asset or liability under FRS13 have been excluded as permitted, except for the analysis of net currency exposures.

Interest rate and currency of financial liabilities

        The currency and interest rate exposure of our financial liabilities was:

				Fixed rate financial liabilities
	Total	Fixed rate financial liabilities	Floating rate financial liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
	(€ in millions)%				Years
At March 31, 2003
Euro	177.3	6.9	170.4	6.14	3.8
Sterling	83.0	—	83.0	—	—
US dollar	155.1	88.4	66.7	7.80	5.6
Japanese yen	25.3	—	25.3	—	—

Total	440.7	95.3	345.4	7.68	5.5

At March 31, 2004
Euro	248.2	162.9	85.3	9.75	6.5
Sterling	15.8	—	15.8	—	—
US dollar	148.5	48.8	99.7	8.75	4.6
Japanese yen	22.0	—	22.0	—	—

Total	434.5	211.7	222.8	9.52	6.1

        Interest rates on floating rate borrowings are based on national LIBOR equivalents in the relevant currencies. We have in place one interest rate swap, fl oating to fixed, with a notional principal of Stg£25 million and a fixed rate of 4.10%. It is based on the three month LIBOR rate and expires in 2031. The counterparty has the option to terminate the swap every three months after January 4, 2002.

Maturity profile of our financial liabilities

        The following table analyses our financial liabilities, which are repayable as follows:

	Total financial liabilities		Net debt
	March 31,		March 31,
	2003	2004	2003	2004
	(€ in millions)
Within one year	(16.3)	(11.6)	67.7	40.0
Between one and two years	(329.0)	(1.8)	(329.0)	(1.8)
Between two and three years	(4.7)	(0.9)	(4.7)	(0.9)
Between three and four years	(2.3)	(227.5)	(2.3)	(227.5)
Between four and five years	(0.6)	(52.7)	(0.6)	(52.7)
After five years	(87.8)	(165.0)	(87.8)	(165.0)
Unamortized debt issue costs	—	25.0	—	25.0

Total	(440.7)	(434.5)	(356.7)	(382.9)

        Net debt comprises gross borrowings and finance lease obligations less cash at bank and in hand and unamortized debt issue costs. Gross borrowings as at March 31, 2004 comprise drawdowns under our multi currency secured Revolving Credit Facility, maturing in March 2008, (March 31, 2003: multi currency unsecured Revolving Credit Facility, maturing January 2005), US$63 million of 8.75% Secured Senior Notes raised in a private placement with US institutional investors, repayable November 2008 (March 31, 2003: US$95 million of 7.8% unsecured notes repayable November 2008), €10 million drawn under a Syndicated Loan Agreement between Rosenthal AG and Bayerischen Hypo-und Vereinsbank AG, as lead manager (March 31, 2003: €14.3 million), and €5.1 million (March 31, 2003: €6.9 million) of euro loans for which certain properties owned by Rosenthal AG are pledged as collateral.

        The total amount of loans repayable by instalments, where any instalment is due after five years, is, at March 31, 2004, €nil (March 31, 2003: €nil).

	March 31,
	2003	2004
	(€ in millions)
Split of gross borrowings between:
Unamortized debt issue costs	—	(25.0)
Secured	6.9	457.6
Unsecured	433.8	1.9

Total gross borrowings	440.7	434.5

        The Revolving Credit Facility, Rosenthal facilities and the 8.75% Secured Senior Notes representing €292.6 million of secured debt (March 31, 2003: €6.4 million) are secured by fixed and floating charges over the assets of companies representing 90% of our total assets. The holders of the 9 7/8% Mezzanine Notes representing €165.0 million of secured debt (March 31, 2003: €nil million) have a second fixed and floating charge over our assets.

Short-term borrowings

	March 31,
	2003	2004
	(€ in millions)
Current instalments due on loans	4.6	1.8
Overdrafts	11.7	9.8

	16.3	11.6

Maximum amount of short-term bank loans and overdrafts outstanding during the year	21.7	26.9
Average amount of short-term bank loans and overdrafts outstanding during the year	10.8	14.4

	per cent
Weighted average interest rate for the year	5.4	5.7

Year-end weighted average interest rate	5.3	5.6

        The weighted average rate for the year was computed by dividing actual interest expense for the year by the average amounts outstanding for short-term bank loans and overdrafts.

Maturity analysis of undrawn borrowing facilities

        At March 31, 2004, we had cash balances amounting to €51.6 million (March 31, 2003: €84.0 million) and had undrawn borrowing facilities as follows:

	March 31,
	2003	2004
	(€ in millions)
Overdraft—uncommitted	11.7	9.8
Revolving and term loan facilities—committed
Within one year	—	—
Between one and two years	1.4	—
After two years	—	1.4

Total	13.1	11.2

Fair value of financial instruments

        Set out below is a year end comparison of book and fair values of the financial instruments by category. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

        Fair values of financial assets and financial liabilities are as follows:

	March 31,
	2003		2004
	Book value	Fair value	Book value	Fair value
	(€ in millions)
Non derivatives
Assets
Cash	84.0	84.0	51.6	51.6
Equity investments	8.8	3.3	9.0	8.7
Liabilities
Short-term debt	(16.3)	(16.3)	(11.6)	(11.6)
Long-term debt	(424.4)	(429.8)	(447.9)	(449.9)

        The difference between book value and fair value of long-term debt is primarily due to current interest rates being lower than those prevailing when the borrowings were made.

        Derivative financial instruments held to manage currency and interest rate profile:

	March 31,
	2003		2004
	Book value	Fair value	Book value	Fair value
	(€ in millions)
Transaction risk
Applied contracts(a)	0.3	—	—	—
Applied contracts(b)	0.5	(0.2)	—	—
Unapplied contracts(c)	—	0.1	—	0.4
Foreign exchange structures(d)	—	(1.3)	—	(0.4)
US private placement(e)	0.3	0.2	(3.0)	1.6
Interest rate risk
Interest rate collar(f)	(0.1)	(0.3)	—	—
Interest rate swap(g)	0.2	(2.1)	—	(0.9)

(a)
Applied contracts matched against foreign currency receivables at the year end.

(b)
Applied contracts matched against exposure to translation of certain overseas assets.

(c)
Unapplied contracts to be matched against anticipated future cash flows.

(d)
Foreign exchange structures to be matched against anticipated future cash flows.

(e)
A US dollar to sterling fixed forward contract matched against US dollar borrowings drawn down under a US private placement.

(f)
Interest rate collar on certain euro borrowings.

(g)
Interest rate swaps on certain sterling and US dollar borrowings.

19.   Accounts payable and accruals

	March 31,
	2003	2004
	(€ in millions)
Amounts falling due within one year:
Trade payables	73.9	70.2
Other payables and accruals	76.7	69.9
Restructuring and rationalization provisions	7.9	9.3
Capital grants deferred	0.2	0.2
Irish payroll tax (P.A.Y.E.)	1.1	0.8
Other payroll taxes	2.8	5.4
Value added tax	6.5	9.0
Pay related social insurance	4.6	6.5

	173.7	171.3

20.   Provision for onerous lease

(€ in millions)
Onerous lease provision as at March 31, 2002	3.1
Credit to Consolidated Statement of Income in year to March 31, 2003	(2.0)

Onerous lease provision as at March 31, 2003	1.1
Credit to Consolidated Statement of Income in year to March 31, 2004	—

Onerous lease provision as at March 31, 2004	1.1

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

21.   Deferred taxation

The amount of deferred tax assets/(liabilities), none of which are discounted, recognized in respect of each type of timing difference is as follows:

	March 31,
	2003	2004
	(€ in millions)
Accelerated capital allowances	(10.9)	(7.5)
Other accelerated deductions	(15.2)	(15.7)
Taxation losses	20.6	21.3
Other deferred deductions	19.3	15.2

	13.8	13.3

        These amounts are disclosed in the balance sheet as follows:

	March 31,
	2003	2004
	(€ in millions)
Accounts receivable and prepayments:
Amounts falling due in less than one year	1.0	1.3
Amounts falling due after more than one year	12.8	12.0

	13.8	13.3

        Deferred tax assets have been recognized in excess of future taxable income arising from the reversal of deferred tax liabilities, to the extent it is considered more likely than not that suitable income will be generated in the future.

        The movement between the net opening and closing balance of deferred tax is as follows:

	Tax losses	Accelerated capital allowances	Other timing differences	Total
	(€ in millions)
At March 31, 2002	27.9	(16.9)	3.9	14.9
(Charge)/credit for the year ended March 31, 2003	(5.0)	4.9	0.7	0.6
Movements on exchange	(2.3)	1.1	(0.5)	(1.7)

At March 31, 2003	20.6	(10.9)	4.1	13.8
Credit/(charge) for the year ended March 31, 2004	0.6	3.4	(3.4)	0.6
Movements on exchange	—	—	(1.1)	(1.1)

At March 31, 2004	21.2	(7.5)	(0.4)	13.3

        As at March 31, 2004 potential deferred tax assets of €57.1 million (March 31, 2003: €39.1 million) arising principally from trading losses and restructuring charges have not been recognized. The directors believe sufficient taxable income to utilize the losses will arise in the future, but that there is currently insufficient evidence to support the recognition of a deferred tax asset. The majority of these losses and charges may be carried forward indefinitely under current laws, but these losses and charges can only be offset against taxable income generated in the same entities and tax jurisdictions in which they were incurred.

22.   Called up share capital

        Aggregate par value of our share classes are as follows:

	March 31,
	2003	2004
	(€ in millions)
Authorized share capital:
Waterford Wedgwood plc
1 billion ordinary shares of 6c each (March 31, 2003: 1 billion)	60.0	60.0

(Stg £ in millions)
Waterford Wedgwood U.K. plc
1.2 billion income shares of 1p sterling each (March 31, 2003: 1 billion)	10.0	12.0

	Ordinary shares of 6 cents each	Income shares of Stg1p each	Total
	(€ in millions)
Issued and fully paid:
At March 31, 2002 and December 31, 2001 (Stock units: 758,198,288)	45.4	9.9	55.3
Issue of shares on acquisition of Cashs Mail Order Ltd (Ordinary shares: 13,750,000)	0.9	—	0.9
Issue of shares for scrip dividend (Ordinary shares: 3,568,731)	0.2	—	0.2
Issue of shares for cash (Ordinary shares: 115,018)	—	—	—
Bonus issue of shares (Income shares: 17,433,749)	—	0.3	0.3

At March 31, 2003 (Stock units: 775,632,037)	46.5	10.2	56.7
Issue of shares for scrip dividend (Ordinary shares: 7,715,073)	0.5	—	0.5
Issue of shares for cash (Ordinary shares: 213,640,119)	12.8	—	12.8
Issue of shares for cash (Income shares: 213,640,119)	—	3.1	3.1
Bonus issue of shares (Income shares: 7,715,073)	—	0.4	0.4

At March 31, 2004 (Stock units: 996,987,229)	59.8	13.7	73.5

        On November 14, 2003, we announced a rights issue of 213,640,119 new stock units of €0.18 per new stock unit to raise approximately €38.5 million before expenses. The net proceeds of the issue of €35.3 million have been used to reduce the level of our borrowings.

        A total of 49,849,361 ordinary shares are available to grant share options to our executives under Executive Share Option Schemes. As at March 31, 2004, options over 26,818,563 shares have been granted and are exercisable, subject to certain performance criteria, at prices varying from €0.234 to €1.355.

        Under the UK, Irish and International Savings Related Share Option Schemes, as at March 31, 2004 options were outstanding over a total of 26,564,205 ordinary shares at prices varying from €0.20 to €0.574, exercisable between February 2005 and November 2007, depending on the savings period.

        In accordance with Urgent Issues Task Force Abstract 17 "Employee Share Schemes", we have taken advantage of the exemptions contained therein in respect of accounting for discounts arising on the grant of options in our Inland Revenue approved Sharesave Schemes.

        Income shares in Waterford Wedgwood U.K. plc, a subsidiary of Waterford Wedgwood plc incorporated in England, are non-voting Stg 1p shares which entitle shareholders to elect to receive dividends paid from UK sourced income.

23.   Leasing commitments

        We lease certain land, buildings, plant and equipment on short- and long-term operating leases. The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. We pay all insurance, maintenance and repair costs of these assets.

        The future minimum lease payments to which we were committed under operating leases was as follows:

	As at March 31, 2004 Operating leases
	Property	Plant and equipment
	(€ in millions)
Amounts payable:
Within one year	18.3	2.7
Between one and two years	16.1	1.6
Between two and three years	13.5	0.7
After three years	131.8	0.4

	179.7	5.4

        Commitments under operating leases, payable within 12 months expire as follows:

	As at March 31, 2004
	Property	Plant and equipment	Total
	(€ in millions)
Commitment expiry date:
Within one year	1.7	0.8	2.5
Two to five years	8.6	1.8	10.4
After five years	8.0	0.1	8.1

	18.3	2.7	21.0

24.   Pensions and other similar financial commitments

Pensions

        Approximately one half of our employees participate in funded defined benefit pension plans, which provide benefits based on final pensionable pay. The assets of all such plans are invested separately from our assets in trustee administered funds. Our contributions to the plans are charged to the Consolidated Statement of Income so as to spread the cost of pensions as incurred over employees' working lives with us. Contributions are determined by independent qualified actuaries on the basis of periodic valuations using the projected unit method. The most recently completed actuarial valuations of the major plans were as at December 31, 2002 for Wedgwood UK employees and as at January 1, 2001 for Waterford Crystal employees (the actuarial valuation as at January 1, 2004 is not complete at the date of approval of these financial statements). The related actuarial reports are not available for public inspection.

        The market value of the assets in the Wedgwood Group Pension Plan at December 31, 2002 was €228.2 million. The market value of the assets was sufficient to cover 85% of the value of benefits that had accrued to members after allowing for expected future pay increases. The principal assumptions in this valuation were that the investment return would exceed general salary inflation by 2.1% per annum and limited price indexation of pensions by 3.1% per annum. For the purpose of calculating the pension cost under SSAP24, it was assumed that the investment return would exceed general salary inflation by 2.6% per annum and limited price indexation of pensions by 3.6% per annum. At March 31, 2004: €21.6 million (March 31, 2003: €21.1 million, March 31, 2002: €21.4 million, December 31, 2001: €21.3 million) was included in accounts receivable and prepayments in respect of prepaid contributions. Our contributions to the plan are at the actuary's recommended rate.

        The market value of the assets in the Waterford Crystal factory and staff plans at January 1, 2001 was €143.5 million. The actuarial valuation of plan assets represented 91% of the benefits that had accrued to members based on service to, and pensionable pay at, the valuation date, after allowing for expected future pay increases. The principal assumption in this valuation was that the investment return would be 3% per annum compound higher than the rate of earnings increase and limited price indexation of pensions by 2% per annum. Our contributions to the plan are at the actuary's recommended rate.

        The deficits in the two principal plans are being amortized over the average future service lives of current employees.

        The differences between the major assumptions adopted by the actuaries in respect of the two principal plans reflect differences in historical and projected experience and differences in plan rules.

        Rosenthal AG operates defined benefit pension arrangements for certain current and past employees. In common with most German plans, these arrangements are unfunded, that is, benefit payments are met by us as they fall due. A provision of €28 million is included in accounts payable and accruals at March 31, 2004 (March 31, 2003: €26.4 million March 31, 2002 and December 31, 2001: €27.5 million) being the excess of the accumulated pension liability over the amounts funded. This provision has been calculated at each period end, using the projected unit method, in accordance with the advice of a professionally qualified actuary.

        The pension cost charged to the Consolidated Statement of Income in respect of open defined benefit pension plans is:

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Regular cost	11.6	3.0	14.2	11.6
Variation from regular cost	(6.9)	(1.7)	1.5	5.9
Interest	(1.5)	(0.4)	(1.5)	(1.3)

Pension cost	3.2	0.9	14.2	16.2

        For certain of our employees, mainly outside Ireland, the UK and Germany, pension entitlements are secured by defined contribution plans, the cost of which amounted to €3.4 million in the year to March 31, 2004 (year ended March 31, 2003: €3.6 million, three months ended March 31, 2002: €0.9 million, year ended December 31, 2001: €4.0 million).

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

Pensions: transitional arrangements of FRS 17

        We operate a number of pension plans throughout the world. The major plans, which cover approximately one half of plan members are of the defined benefit type. The additional disclosures required by FRS 17 are based on the most recent actuarial valuations disclosed earlier in this note which were updated by the plans' actuaries to March 31, 2004. The principal assumptions used by the plans actuaries in relation to the major pension plans we operate are:

	Wedgwood Group Pension Plan			Waterford Crystal Pension Plan and Disability Fund			Rosenthal Pension Fund*
	3 months ended March 31,	Year ended March 31,		3 months ended March 31,	Year ended March 31,		3 months ended March 31,	Year ended March 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
Rate of increase in pensionable salaries	4.3%	4.0%	4.4%	4.5%	4.0%	3.5%	3.0%	2.8%	2.5%
Rate of increase in pension payments	2.8%	2.5%	2.9%	2.0%	2.0%	2.0%	1.5%	1.8%	1.5%
Discount rate	6.2%	5.5%	5.6%	6.4%	5.5%	5.3%	6.4%	5.5%	5.3%
Inflation rate	2.8%	2.5%	2.9%	2.5%	2.3%	2.3%	1.5%	1.8%	1.5%

*
In common with the majority of companies in continental Europe, the Rosenthal Pension Plan is a book reserve plan whereby the provision for the present value of scheme liabilities is reflected in our balance sheet. Based on the above actuarial assumptions, the actuarially assessed present value of plan liabilities amounts to €30.2 million, of which €28.0 million is already reflected in our consolidated balance sheet at March 31, 2004.

        The assets and liabilities in the plans and the expected rates of return were:

	March 31, 2002				March 31, 2003				March 31, 2004
	Wedgwood Group Pension Plan		Waterford Crystal Pension Plan and Disability Funds		Wedgwood Group Pension Plan		Waterford Crystal Pension Plan and Disability Funds		Wedgwood Group Pension Plan		Waterford Crystal Pension Plan and Disability Funds
	Long- term rate of return	Value	Long- term rate of return	Value	Long- term rate of return	Value	Long- term rate of return	Value	Long- term rate of return	Value	Long- term rate of return	Value
	(€ in millions, except percent amounts)
Equities	8.0%	203.6	8.3%	82.9	7.1%	117.9	7.8%	62.5	7.3%	157.5	7.8%	80.6
Gilts	5.0%	20.5	5.3%	38.7	4.1%	33.2	4.8%	32.9	4.3%	45.7	4.8%	50.6
Bonds	5.9%	52.2	6.2%	8.0	5.1%	45.3	5.5%	13.0	5.2%	37.2	5.5%	7.0
Property	7.0%	7.7	7.3%	8.2	6.1%	6.0	6.8%	3.0	6.3%	6.6	6.8%	3.4
Cash	3.7%	4.2	3.0%	2.4	3.4%	4.7	2.8%	3.3	3.6%	1.9	2.8%	3.1

Total market value of plan assets		288.2		140.2		207.1		114.7		248.9		144.7
Present value of plan liabilities		(300.9)		(183.5)		(263.9)		(219.9)		(288.9)		(228.0)

Deficit in the plans		(12.7)		(43.3)		(56.8)		(105.2)		(40.0)		(83.3)
Deferred tax asset*		3.8		4.3		17.0		10.5		12.0		10.4

Net pension liability		(8.9)		(39.0)		(39.8)		(94.7)		(28.0)		(72.9)

*
The directors believe sufficient taxable profits to utilize the deferred tax asset arising on the pension deficits will arise in the future, but upon full adoption of FRS 17 there may be insufficient evidence to support the recognition of a deferred tax asset in the Consolidated Financial Statements at that time.

        If FRS 17 had been adopted in the Consolidated Financial Statements, our net assets and retained deficit would be as follows:

	March 31,
	2002	2003	2004
	(€ in millions)
Net assets excluding pension liability	243.4	204.0	198.0
Prepayment in balance sheet (note 12)	(21.4)	(21.1)	(21.6)
Pension liability	(48.2)	(139.1)	(103.1)

Net assets including pension liability	173.8	43.8	73.3

Retained deficit excluding pension liability	(17.9)	(63.6)	(102.7)
Prepayment in balance sheet (note 12)	(21.4)	(21.1)	(21.6)
Pension liability	(48.2)	(139.1)	(103.1)

Retained deficit including pension liability	(87.5)	(223.8)	(227.4)

        Pension liability is arrived at as follows:

	March 31,
	2002	2003	2004
	(€ in millions)
Wedgwood Group Pension Plan	8.9	39.8	28.0
Waterford Crystal Pension Plan and Disability Funds	39.0	94.7	72.9
Rosenthal Pension Plan	27.8	31.0	30.2

	75.7	165.5	131.1
Less included in balance sheet for Rosenthal Pension Plan	(27.5)	(26.4)	(28.0)

Total pension liability	48.2	139.1	103.1

        If FRS 17 had been adopted in the financial statements, the following amounts would have been recognized in the Consolidated Financial Statements:

	Year ended March 31,
	2003			2004
	Wedgwood Group Pension Plan	Waterford Crystal Pension Plan and Disability Funds	Total	Wedgwood Group Pension Plan	Waterford Crystal Pension Plan and Disability Funds	Total
	(€ in millions, except percent amounts)
Consolidated Statement of Income
Amounts charged to operating income:
Current service cost	5.0	3.7	8.7	4.2	5.0	9.2
Settlements and curtailments	—	—	—	—	(0.9)	(0.9)
Past service cost	0.9	1.8	2.7	0.4	—	0.4

Total operating charge	5.9	5.5	11.4	4.6	4.1	8.7

Amounts charged/(credited) to other finance charges:
Expected return on pension plan assets	(20.0)	(10.0)	(30.0)	(12.4)	(7.5)	(19.9)
Interest on pension plan liabilities	17.5	11.6	29.1	14.2	12.0	26.2

Net return	(2.5)	1.6	(0.9)	1.8	4.5	6.3

Total charged to Consolidated Statement of Income	3.4	7.1	10.5	6.4	8.6	15.0

Amounts recognized in Statement of Comprehensive Income
Actual return less expected return on pension plan assets	(71.8)	(35.0)	(106.8)	27.1	19.9	47.0
Percentage of plan assets	(34.7%)	(30.5%)	(33.2%)	10.9%	13.8%	11.9%
Experience gains/(losses) arising on the plan liabilities	11.0	(0.1)	10.9	—	3.8	3.8
Percentage of the present value of plan liabilities	4.2%	—	2.3%	—	1.7%	0.7%
Gain/(loss) due to changes in actuarial assumptions	9.5	(24.7)	(15.2)	(8.3)	(0.3)	(8.6)
Percentage of the present value of plan liabilities	3.6%	(11.2%)	(3.1%)	(2.9%)	(0.1%)	(1.7%)

Actuarial (loss)/gain recognized in the Statement of Comprehensive Income	(51.3)	(59.8)	(111.1)	18.8	23.4	42.2

Percentage of the present value of plan liabilities	(19.4%)	(27.2%)	(23.0%)	6.5%	10.3%	8.2%

Movement in pension deficit during the year
Deficit at the beginning of the year	(12.7)	(43.3)	(56.0)	(56.8)	(105.2)	(162.0)
Current service cost	(5.0)	(3.7)	(8.7)	(4.2)	(5.0)	(9.2)
Settlements and curtailments	—	—	—	—	0.9	0.9
Past service cost	(0.9)	(1.8)	(2.7)	(0.4)	—	(0.4)
Net finance cost	2.5	(1.6)	0.9	(1.8)	(4.5)	(6.3)
Employer pension contributions	5.9	5.0	10.9	5.6	7.1	12.7
Actuarial (loss)/gain recognized in the Statement of Comprehensive Income	(51.3)	(59.8)	(111.1)	18.8	23.4	42.2
Exchange	4.7	—	4.7	(1.2)	—	(1.2)

Deficit at the end of the year	(56.8)	(105.2)	(162.0)	(40.0)	(83.3)	(123.3)

History of experience gains and losses
Actual return less expected return on pension plan assets	(71.8)	(35.0)	(106.8)	27.1	19.9	47.0
Percentage of plan assets	(34.7%)	(30.5%)	(33.2%)	10.9%	13.8%	11.9%
Experience gains/(losses) arising on the plan liabilities	11.0	(0.1)	10.9	—	3.8	3.8
Percentage of the present value of plan liabilites	4.2%	—	2.3%	—	1.7%	0.7%
Total amount recognized in the Statement of Comprehensive Income	(51.3)	(59.8)	(111.1)	18.8	23.4	42.2
Percentage of the present value of plan liabilities	(19.4%)	(27.2%)	(23.0%)	6.5%	10.3%	8.2%

25.   Contingent assets and liabilities

(a)   Group borrowings

        Waterford Wedgwood plc has guaranteed the borrowings of subsidiary companies in respect of our senior debt. These borrowings amounted to €93.8 million as at March 31, 2004 (March 31, 2003: €201.6 million).

(b)   Subsidiaries' liabilities

        In accordance with Section 17 of the Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiaries (see note 31). As a result, such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. The Company has also guaranteed certain of the borrowings of various subsidiaries.

(c)   Capital grants

        Under certain circumstances capital grants amounting to €5.0 million at March 31, 2004 (March 31, 2003: €5.0 million) could become repayable by us.

(d)   Sale of Property

        Under an agreement for the sale of a property in Stoke-on-Trent, UK, we may become entitled to an additional contingent consideration of up to €1.4 million.

(e)   Litigation

        We, from time to time, are party to various legal proceedings. It is the opinion of the directors that losses, if any, arising in connection with these matters will have no material adverse impact on our financial position.

26.   Capital commitments

	March 31,
	2003	2004
	(€ in millions)
Contracted for but not provided	8.8	2.3

Authorized but not yet contracted for	11.4	3.3

27.   Foreign currency contracts

        We use forward currency contracts in the normal course of business to hedge exchange risk on anticipated foreign currency transactions and translation.

        We had the following forward sales commitments as at:

	March 31,
	2003	2004
	(in millions)
US dollars	$7.5	$9.5
Yen	¥2,500.0	—

        During the period the effective rate realized on our major overseas trading cash flows arising from our hedging activities was as follows:

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
US$/€	0.99	0.97	0.93	1.11
¥/Stg£	173.00	168.81	151.67	185.21

        We have a 10 year US$/Stg£ fixed forward contract totalling US$22.6 million as part of the US private placement arrangements. We enter into forward contracts to manage our exposure to the translation of certain overseas assets. At March 31, 2004 these amounted to $nil million (March 31, 2003: $82.5 million, March 31, 2002: $nil million).

Currency exposure of our net monetary assets/(liabilities)

        The table below shows our currency exposures giving rise to the net currency gains and losses recognized in the Consolidated Statement of Income. Such exposures comprise our monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. These exposures were as follows:

Net foreign currency monetary assets/(liabilities)

	Stg£	US$	Yen	Other	Total
	(€ in millions)
At March 31, 2003
Functional currency of Group operation
Euro	(2.1)	(3.9)	(0.3)	4.4	(1.9)
Sterling £	—	7.4	—	2.6	10.0
Other	(0.1)	—	—	1.7	1.6

Total	(2.2)	3.5	(0.3)	8.7	9.7

At March 31, 2004
Functional currency of Group operation
Euro	(0.9)	10.8	(0.4)	1.1	10.6
Sterling £	—	11.4	25.2	1.0	37.6
Other	(0.1)	—	—	1.0	0.9

Total	(1.0)	22.2	24.8	3.1	49.1

Hedging exposure

        Our policy is to hedge, where appropriate, the following exposures: interest rate risk using interest rate swaps and collars; currency exposures using forward and spot foreign currency contracts. Hedging instruments on which unrecognized gains or losses arose during the year to March 31, 2004 were forward contracts used to hedge foreign currency exposures and interest rate swaps and collars.

        Unrecognized gains and losses on instruments used for hedging and the movements therein, were as follows:

	Year ended March 31, 2004
	Gains	Losses	Total net gains/ (losses)
	(€ in millions)
Unrecognized gains/(losses) on hedges at April 1, 2003	0.7	(3.9)	(3.2)
(Gains)/losses arising in previous years recognized prior to March 31, 2004	(0.7)	0.8	0.1

Gains/(losses) arising before April 1, 2003 that were not recognized prior to March 31, 2004	0.0	(3.1)	(3.1)
Gains arising in year to March 31, 2004 that were not recognized prior to March 31, 2004	0.9	1.3	2.2

Unrecognized gains/(losses) on hedges at March 31, 2004	0.9	(1.8)	(0.9)

Gains/(losses) expected to be recognized between April 1, 2004 and March 31, 2005	0.5	(0.3)	0.2
Gains/(losses) expected to be recognized after April 1, 2005	0.4	(1.5)	(1.1)

28.   Particulars of staff

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(number of people)
Average number of persons employed:
Production	5,407	4,967	4,793	4,348
Distribution, sales and marketing	3,549	3,356	3,360	3,403
Administration	787	797	771	731

	9,743	9,120	8,924	8,482

Payroll cost of those employees:

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Wages and salaries	283.1	67.8	261.5	243.7
Social welfare costs	38.4	9.2	33.8	30.5
Pension costs	7.1	1.8	17.8	19.6

	328.6	78.8	313.1	293.8

29.   Reconciliation of operating income/(loss) to net cash flows from operating activities

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Operating (loss)/income before restructuring
and exceptional items	(1.1)	(10.5)	57.3	21.7
Provision for redundancy and related costs	39.1	—	—	—
Spend on restructuring	(13.3)	(7.6)	(20.6)	(29.0)
Depreciation and amortization	48.8	13.3	46.7	40.4
(Surplus)/deficit on sale of fixed assets	(2.1)	—	(0.5)	1.5
Decrease/(increase) in inventories	2.4	0.1	(30.9)	(37.7)
Decrease/(increase) in accounts receivable	18.7	(0.8)	9.8	(1.6)
(Decrease)/increase in accounts payable	(22.7)	(10.0)	19.7	(10.3)
Exchange rate adjustments	(1.4)	1.5	(9.9)	6.7

Net cash inflow/(outflow) from operating activities	68.4	(14.0)	71.6	(8.3)

30.   Analysis of net debt

	At March 31, 2002	Cash flow	Exchange movements	At March 31, 2003
	(€ in millions)
Cash at bank net of bank overdrafts	72.9	8.3	(8.9)	72.3
Current portion of long-term loans	(5.1)	0.4	0.1	(4.6)
Long-term loans	(458.0)	(26.9)	60.5	(424.4)

	(390.2)	(18.2)	51.7	(356.7)

	At March 31, 2003	Cash flow	Unamortized debt issue costs	Exchange movements	At March 31, 2004
	(€ in millions)
Cash at bank net of bank overdrafts	72.3	(25.2)	—	(5.3)	41.8
Current portion of long-term loans	(4.6)	2.9	—	(0.1)	(1.8)
Long-term loans	(424.4)	(45.2)	25.0	21.7	(422.9)

	(356.7)	(67.5)	25.0	16.3	(382.9)

31.   Principal subsidiary companies

        Listed below are the principal subsidiary companies that comprise the Waterford Wedgwood Group.

Name	Registered office and Country of incorporation	Issued capital	Nature of business
Manufacturing
†Waterford Crystal (Manufacturing) Limited	Kilbarry, Waterford, Ireland	100,002 €1.25 ordinary shares	Crystal glass manufacturer
Josiah Wedgwood & Sons Limited	Barlaston, Stoke-on-Trent, England	60,000 Stg£1 ordinary shares	Ceramic tableware/ giftware manufacturer
Rosenthal AG	Selb, Germany	960,000 shares of no par value	Ceramic tableware/ giftware manufacturer
All-Clad Metalcrafters, LLC	Delaware, USA	Not applicable	Cookware manufacturer
Distribution
*†Waterford Crystal Limited	Kilbarry, Waterford, Ireland	10,000 €1.25 ordinary share 1,858,500 3% Cum. Red. Pref. €0.01 shares	Distributor
*Stuart & Sons Limited	Barlaston, Stoke-on-Trent, England	471,333 Stg£1 ordinary shares	Distributor
Waterford Wedgwood Australia Limited	Barlaston, Stoke-on-Trent, England	485,240 Stg£1 ordinary shares	Distributor
Waterford Wedgwood Canada Inc.	Toronto, Canada	110 class A shares 363 class B shares	Distributor
Waterford Wedgwood USA. Inc.	New York, USA.	20 US$1 common shares	Distributor
Waterford Wedgwood Japan Limited	Tokyo, Japan	4,000 ¥50,000 shares	Distributor
Waterford Wedgwood Retail Limited	Barlaston, Stoke-on-Trent, England	100 Stg£1 ordinary shares	Retailer
Josiah Wedgwood & Sons (Exports) Limited	Barlaston, Stoke-on-Trent, England	499 Stg£1 ordinary shares	Exporter
Josiah Wedgwood (Malaysia) Sdn Bhd	Kuala Lumpur, Malaysia	2 Rml ordinary shares	Retailer
Waterford Wedgwood Trading Singapore Pte. Limited	Singapore	248 S$50,000 shares	Distributor
Waterford Wedgwood (Taiwan) Limited	Taipei, Taiwan	13,600,000 NT$10 ordinary shares	Distributor
Wedgwood GmbH	Selb, Germany	1 €25,565 share	Sales Office
W/C Imports Inc.	California, USA.	19,000 common shares of no par value	Linen distributor
*All-Clad Switzerland GmbH	Switzerland	100 Chf 1,000 shares	Distributor
Spring USA Corporation	Delaware, USA.	166 US$0.01 shares	Distributor
*Cashs Mail Order Limited	Kilbarry, Waterford, Ireland	2 €1.269738 ordinary shares	Distributor

Finance
Statum Limited	Barlaston, Stoke-on-Trent, England	50,000 Stg£1 ordinary shares	Finance
Other
*Waterford Wedgwood U.K. plc	Barlaston, Stoke-on-Trent, England	181,601,769 Stg 25p ordinary shares 1,096,635,985 Stg 1p income shares	Subsidiary holding company
Wedgwood Limited	Barlaston, Stoke-on-Trent, England	46,195,052 Stg 25p ordinary shares	Subsidiary holding company
Waterford Wedgwood Inc.	Delaware, USA.	430 shares of no par value	Subsidiary holding company
*†Waterford Glass Research and Development Limited	Kilbarry, Waterford, Ireland	2 €1.25 ordinary shares	Research and development
*†Dungarvan Crystal Limited	Kilbarry, Waterford, Ireland	100,000 €1.25 "A" ordinary shares 80,000 €12.50 "B" ordinary shares 20,000 €12.50 "C" ordinary shares	Dormant
*Waterford Wedgwood Employee Share Ownership Plan (Jersey) Limited	St. Helier, Jersey	9 Stg£1 ordinary shares	Trustee company
Waterford Wedgwood GmbH	Selb, Germany	1 €5,603,000 share	Subsidiary holding company
All-Clad Holdings Inc.	Canonsburg, USA	6,250,000 US$0.01 ordinary shares	Subsidiary holding company
*Waterford Wedgwood Linens Inc.	Delaware, USA.	1,000 US$0.01 common shares	Subsidiary holding company
Ashling Corporation	California, USA	1,225,000 common shares of no par value	Subsidiary holding company

        Immediate subsidiaries of Waterford Wedgwood plc are marked*. The other subsidiaries comprising the Group are included in the Consolidated Financial Statements in accordance with Regulation 4 (1) (d) of the European Communities (Companies: Group Accounts) Regulations, 1992. With the exception of Rosenthal AG where the Group owns 89.8%, Ashling Corporation where the Group owns 86.5% and Spring USA Corporation where the Group owns 60% as at March 31, 2004, all subsidiary companies are 100% owned.

        All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited which operates in Australia.

†
Companies covered by Section 17 guarantees (see note 25).

32.   Summary of differences between Irish GAAP and US GAAP

        Our financial statements are prepared in accordance with Irish GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the necessary adjustments are shown in the table set out on F-65.

(a)
Deferred taxation. Under Irish GAAP, deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences. No deferred tax should be provided on permanent differences. The practical effect of this approach is that provisions for deferred tax are not recognized on revaluation of assets or fair value adjustments to assets on acquisition of a business, unless the entity has entered into a binding agreement to sell the revalued/fair valued assets and has recognized the expected gain or loss on sale at the balance sheet date. The FRS permits, but does not require, reporting entities to discount deferred tax assets and liabilities to reflect the time value of money. US GAAP adopts an asset and liability approach that requires the recognition of deferred taxation assets and liabilities for the expected future taxation consequences of all events that have been recognized in our financial statements or taxation returns. In estimating future taxation consequences, generally all expected future events are considered, other than enactments of changes in the taxation law or rates. Valuation allowances are recorded to reduce deferred taxation assets where it is more likely than not that a deferred taxation benefit will not be realized.

(b)
Revaluation of properties. Under Irish GAAP, property values may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not generally permitted under US GAAP.

(c)
Derivative financial instruments. We use forward currency contracts to hedge foreign exchange exposure on anticipated income and expenditure. Under Irish GAAP, these forward contracts are translated into euro at the contract rate once the transaction giving rise to the currency exposure is recognized. However, for accounting periods ending up to December 31, 2001 under US GAAP, unrealized gains and losses on all unexpired contracts were measured at each balance sheet date and included in the statement of income for the period then ended.

For accounting periods commencing after December 31, 2001, under US GAAP changes in fair values of derivatives are either recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other shareholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is immediately recognized in earnings. All derivative instruments are included in the balance sheet at their fair value under US GAAP.

(d)
Goodwill and intangible assets. Under Irish GAAP, goodwill must be capitalized and amortized through the consolidated statement of income on a systematic basis over its useful life, normally subject to a maximum write-off period of 20 years. We consider various factors in determining the appropriate amortization period for goodwill, including competitive, legal, regulatory and other factors. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted; rather goodwill must be capitalized on the balance sheet and amortized, up until January 1, 2002, over the period of its expected useful life, subject to a maximum write-off period of 40 years, through the consolidated statement of income.

  From January 1, 2002, under US GAAP, SFAS 142 requires the cessation of the amortization of goodwill and identifiable intangibles that have indefinite useful lives. Intangible assets that have finite useful lives continue to be amortized over their useful lives.

  Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Within six months of the initial application of SFAS 142, management completed an impairment assessment and concluded that there was no impairment of goodwill or identifiable intangible assets with indefinite lives. Most recently we performed our annual testing for impairment in accordance with SFAS 142 as of March 31, 2004 and concluded that there was no impairment.

(e)
Pensions. Under Irish GAAP, the expected cost of providing pensions to employees is charged to the statement of income as incurred over the period of employment of pensionable employees, following triennial actuarial valuations of scheme assets and obligations. Any surplus or deficit of plan obligation over plan assets is amortized, in a systematic manner, to the statement of income, over the expected future service lives of the active employees. Under US GAAP, any surplus or deficit is determined on an annual basis by reference to the market values of assets and any excess above a pre-determined level is amortized to the statement of income over the average remaining service lives of active employees.

Under US GAAP, an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognized in the balance sheet.

(f)
Dividends. Under Irish GAAP, dividends are recorded in the period to which they relate. Under US GAAP, dividends are recorded in the period in which they are declared.

(g)
Exceptional items. Under Irish GAAP, we have presented as exceptional items certain items which are derived from events or transactions that fall within our ordinary activities but which we consider to be of an infrequent nature. Under US GAAP, extraordinary items are events and transactions that are distinguishable by their unusual nature and by the infrequency of their occurrence. The underlying event or transaction should possess a high degree of abnormality, be of a type clearly unrelated to the ordinary and typical activities of the entity, and should not reasonably be expected to reoccur. If the underlying events and transactions do not meet these criteria, the effects of the transactions are included within operating income.

Under Irish GAAP, restructuring costs (including exit or disposal activities) are recognized once an entity economically commits itself by developing a formal restructuring plan identifying the business and the employees affected and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan, or announcing its main features to those affected. Under US GAAP, costs associated with exit or disposal activities initiated after December 31, 2002 are recognized when they are incurred, rather than at the date of a commitment to an exit or disposal plan.

(h)
Stock based compensation expense. We operate a number of executive option and employee SAYE stock option schemes. The amounts payable under these schemes are determined on the basis of the market price of the shares at the time of grant of the options. However, as certain of the options do not vest until performance targets are achieved the number of shares that may be acquired is not fully determinable until after the date of grant. Under Irish GAAP, our incentive and employee options do not result in charges against income.

SFAS 123, Accounting for Stock Based Compensation, encourages, but does not require, compensation expense for employee stock options to be measured on their fair value at the date of grant, determined using option valuation models. However, SFAS 123 does require certain disclosures as if we had adopted SFAS 123 as an alternative to full adoption of this standard. We have elected to continue to account for stock based employee compensation in accordance with APB 25 and related interpretations, and include the required disclosures in accordance with SFAS 123.

Under US GAAP, following the measurement principles of APB 25, Accounting for Stock Issued to Employees, compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved, and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense is booked on a period by period basis to reflect the difference between the price payable to acquire the shares under option and the market price of the shares at the end of each accounting period until the final vesting date.

(i)
Unrealized gain/loss on marketable securities. Under Irish GAAP, fixed asset investments are stated at cost less provisions for permanent diminution in value. Under US GAAP, SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, requires debt and equity securities with readily ascertainable market values to be adjusted to market value at the end of each period. Unrealized market value gains and losses are charged to earnings if the securities are traded for short-term profit. Otherwise securities are classified as "available for sale" and unrealized gains and losses are reported as a separate component of other comprehensive income until realized. Declines in fair value below cost which are judged to be other than temporary are included in the Consolidated Statement of Income even where such declines are not judged to be permanent.

Even though the Company holds an interest of just over 20% in Royal Doulton plc, it has not adopted equity accounting under Irish and US GAAP in respect of such interest as it does not have a seat on the Board of Royal Doulton plc or otherwise exercise significant influence over it.

At December 31, 2001, March 31, 2002, March 31, 2003 and March 31, 2004, all securities covered by SFAS 115 were designated by management as available for sale. There were no sales of securities available for sale in 2001, the three months ended March 31, 2002 or the years ended March 31, 2003 and 2004 in the statement of other comprehensive income.

(j)
Sale and leaseback of properties. Under Irish GAAP, income is recognized at the date of sale of an asset which is subject to a subsequent leaseback by way of operating lease. Under US GAAP only the income which represents the excess above the net present value of the future minimum lease payments is recognized at the date of sale. The remaining gain is deferred and amortized over the life of the lease, in proportion to the gross lease rentals.

(k)
Vacation accrual. Under Irish GAAP, vacation costs of salaried employees are charged in the period they are paid. Under US GAAP they are charged in the period they are earned.

(l)
Inventory valuation. Under Irish GAAP, certain changes which have been made to methodologies for the allocation of production overheads, transportation, warehousing and other storage costs to inventory, are reflected as changes in estimate. Under US GAAP, these changes are not recorded as they are considered to be changes in accounting principle.

(m)
Discontinued operations. Under Irish GAAP, where a planned disposal is substantially complete within 90 days of the year end, the transaction is reflected as at the year end. Under US GAAP, the transaction must meet the specific criteria of FAS 144, Assets Held for Sale, in order to be treated as an asset held for sale.

Future Developments

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), and in December 2003 issued FIN 46R, a revision of this interpretation. Under the revised interpretation, certain entities, known as Variable Interest Entities (VIEs), must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. Additionally, for VIEs in which a significant, but not majority, variable interest is held, certain disclosures are required. Certain measurement principles of this interpretation relating to VIEs created or acquired after January 31, 2003 are applicable for the fiscal year ended March 31, 2004. We have evaluated all potential VIEs and determined that no entities exist which would require additional disclosure or consolidation in the financial statements. The remaining disclosure and measurement requirements in the interpretation are effective for subsequent financial statements. We have not yet completed our assessment of the remaining relationships that could have an impact on the disclosures included in the subsequent financial statements or on the results of operations or financial position in those periods.

        Certain provisions of SFAS 150, as they relate to the accounting and classification of mandatorily redeemable financial instruments have been deferred until periods beginning after December 15, 2004. We do not anticipate any impact to our results of operations or financial position as a result of this SFAS.

        The Emerging Issues Task Force issued EITF 00-21, Multiple Element Arrangements, effective for arrangements entered into in fiscal periods beginning after June 15, 2003. This guidance requires companies with deliverables that include multiple revenue generating activities to separately value the revenues related to each element of the process. We do not anticipate any impact to our results of operations or financial position as a result of this EITF.

        In December 2003, the FASB issued SFAS No. 132, Employer's Disclosures about Pensions and Other Post-retirement Benefits. This standard does not change the measurement or recognition of the plans required by FASB 87 and it retains the disclosure requirements of the original Statement 132. It requires additional disclosures to those in the original Statement about the assets, obligations, cash flows and net periodic cost of defined benefit plans. The Statement is effective for financial statements with fiscal years ending after December 15, 2003 for US plans but, as regards the disclosure of information about foreign plans, it is effective for fiscal years ending after June 15, 2004. The disclosure requirements under this revised Statement will be effective for our financial statements ending March 31, 2005.

        Other recently issued accounting pronouncements will not have a material impact on our financial position or results of operations.

        By regulation, the European Union ("EU") has agreed that listed companies must use International Financial Reporting Standards ("IFRS") adopted for use in the EU in the preparation of Consolidated Financial Statements. The objective is to improve financial reporting and enhance its transparency within the EU. We will be required to prepare Consolidated Financial Statements in accordance with IFRS from April 1, 2005. These comprise IFRS and International Accounting Standards ("IAS").

        In the light of the EU decision, the International Accounting Standards Board ("IASB") has put in place a platform of standards that must be applied by all first time adopters of IFRS as of January 1, 2005 and in addition have announced its intention to avoid mandatory accounting changes between 2004 and 2006. A number of new or revised standards have recently been finalized in March 2004. These include IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement". Neither IAS 32 nor IAS 39 have yet been endorsed by the European Commission and the IASB is still considering possible amendments to IAS 39.

        During 2003 we initiated a program to change our accounting policies and practices to be IFRS compliant by 2005. A project team has been assembled and separate work streams have been established for each difference in accounting that will require significant effort to implement. This program is progressing according to plan. We are confident that we will be able to meet financial reporting requirements in 2005/6.

        Despite the exemptions, most companies will still be required to make significant changes to their existing policies to comply with some of the more complex areas of IFRS, including financial instruments, pensions, deferred tax, provisions, special purpose entities and employee share options. The demanding disclosure requirements of IFRSs may be very different to a company's existing disclosures and many companies will need to collect additional information.

Approximate effect on net (loss)/income of differences between Irish GAAP and US GAAP:

			Year ended March 31,
		3 months ended March 31, 2002
	Year ended December 31, 2001
			2003	2004
	(note 41)
	(€ in millions, except per share amounts)
Net (loss)/income from operations before taxes as reported in the consolidated statements of income under Irish GAAP	(43.3)	(16.0)	7.2	(44.9)
US GAAP adjustments:
Derivative financial instruments	(2.2)	(0.8)	14.4	4.2
Goodwill amortization	(6.6)	1.8	6.3	5.5
Pensions	(9.2)	(2.6)	(3.1)	(13.5)
Stock based compensation expense	1.5	(0.2)	(0.1)	0.1
Revaluation realized on sale of properties	—	—	0.6	2.1
Available for sale securities	1.2	—	(5.5)	(1.2)
Sale and leaseback of property	(2.7)	—	0.1	0.1
Vacation accrual	—	(1.4)	(0.1)	0.4
Inventory valuation	(7.8)	—	(1.3)	(10.8)
Restructuring charges	—	—	—	2.3

Net (loss)/income before taxes under US GAAP	(69.1)	(19.2)	18.5	(55.7)

Taxes on (loss)/income under Irish GAAP	1.1	0.2	(4.9)	(4.7)
US GAAP adjustment for deferred taxes	(0.3)	(3.7)	(13.1)	(0.9)

Taxes on income under US GAAP	0.8	(3.5)	(18.0)	(5.6)

Net (loss)/income after taxes	(68.3)	(22.7)	0.5	(61.3)

Minority interests under Irish GAAP	(0.4)	0.4	(0.5)	0.3
US GAAP adjustments to minority interests	—	0.4	0.2	0.2

Minority interests under US GAAP	(0.4)	0.8	(0.3)	0.5

Net (loss)/income under US GAAP before cumulative effect of accounting change	(68.7)	(21.9)	0.2	(60.8)
Cumulative effect of adoption of FAS133	(2.3)	—	—	—

Net (loss)/income US GAAP	(71.0)	(21.9)	0.2	(60.8)

(Loss)/income per ordinary share under US GAAP before cumulative effect of accounting change	(8.57c )	(2.70c )	0.02c	(6.95c )
Cumulative effect of accounting change	(0.29c )	—	—	—

Basic (loss)/income per ordinary share under US GAAP after cumulative effect of accounting change	(8.86c )	(2.70c )	0.02c	(6.95c )

Diluted (loss)/income per ordinary share under US GAAP	(8.86c )	(2.70c )	0.02c	(6.95c )

        The calculation of basic income per ordinary share is based on 875.1 million ordinary shares being the weighted average number of ordinary shares in issue during the year ended March 31, 2004 (year ended March 31, 2003: 816.2 million, three months ended March 31, 2002: 811.2 million, year ended December 31, 2001: 801.6 million) as set out in note 11 to our Consolidated Financial Statements on page F-30. In the year ended December 31, 2001, the three months ended March 31, 2002 and the year ended March 31, 2004 none of our granted stock options were dilutive as they would decrease the loss per share. The calculation of diluted income per ordinary share for the year ended March 31, 2003 is based on 816.5 million ordinary shares being the weighted average number of ordinary shares in issue during the year ended March 31, 2003, as adjusted to reflect the bonus element of the rights issue which was announced in November 2003, plus the number of ordinary shares deemed issued under the employee stock compensation plans described in note 39 to our Consolidated Financial Statements on page F-76.

        Effective January 1, 2002, we prospectively adopted FAS 142 for US GAAP reporting purposes which suspends the amortization of goodwill. To ensure comparability of the presentation of financial results to readers, this standard requires the presentation of earnings per common share for all relevant periods to be adjusted for goodwill charges. Income per share adjusted for goodwill charges is calculated by adding back the goodwill charge to net income and dividing by the weighted average shares outstanding for the relevant periods presented as follows:

	Year ended December 31, 2001
	(€ in millions, except per share amounts)
Net loss under US GAAP as originally reported	(71.0)
Goodwill amortization	13.2

Adjusted net loss under US GAAP	(57.8)

Net loss per share under US GAAP as originally reported	(8.86c	)

Adjusted net loss per share under US GAAP	(7.21c	)

Diluted adjusted net loss per share under US GAAP	(7.21c	)

        As the amortization of goodwill was suspended from January 1, 2002, there is no need to present this information for other periods.

Approximate cumulative effect on shareholders' equity of differences between Irish GAAP and US GAAP:

	March 31,
	2003	2004
	(€ in millions)
Shareholders' equity as reported in the consolidated balance sheet.	199.8	194.3
US GAAP adjustments:
Goodwill	141.9	147.4
Derivative financial instruments	(3.6)	0.6
Property revaluations—cost	2.4	5.8
—aggregate depreciation	(14.6)	(12.1)
Deferred taxes	4.4	4.9
Deferred taxes — valuation allowance	(0.3)	(1.9)
Pensions	(99.6)	(70.3)
Dividends	9.3	—
Minority interests	0.4	0.6
Stock-based compensation expense	(1.1)	1.4
Unrealized loss on marketable securities	(5.5)	(0.4)
Sale and leaseback of property	(2.6)	(2.5)
Vacation accrual	(1.5)	(0.8)
Inventory valuation	(8.5)	(19.5)
Restructuring provision	—	2.3

Shareholders' equity under US GAAP	220.9	249.8

Approximate cumulative effect on the consolidated balance sheets at March 31, 2003 and March 31, 2004 of differences between Irish GAAP and US GAAP:

	March 31, 2003			March 31, 2004
	Irish GAAP	US GAAP adjustments	US GAAP	Irish GAAP	US GAAP adjustments	US GAAP
	(€ in millions)
Cash and short-term deposits	84.0	—	84.0	51.6	—	51.6
Accounts receivable and prepayments (i)	159.3	(37.5)	121.8	154.6	(33.0)	121.6
Inventories (ii)	291.3	(8.5)	282.8	320.3	(19.5)	300.8

	534.6	(46.0)	488.6	526.5	(52.5)	474.0

Goodwill and intangible assets (iii)	115.8	141.9	257.7	100.4	147.4	247.8
Property, plant and equipment (iv)	209.5	(12.2)	197.3	206.2	(6.3)	199.9
Other assets (v)	14.9	37.2	52.1	15.1	52.1	67.2

Total assets	874.8	120.9	995.7	848.2	140.7	988.9

Short-term borrowings	16.3	—	16.3	11.6	—	11.6
Accounts payable, accruals, provisions (vi)	173.7	109.5	283.2	171.3	60.8	232.1
Taxes payable	9.6	—	9.6	5.8	—	5.8
Dividends proposed	9.3	(9.3)	—	—	—	—

Total current liabilities	208.9	100.2	309.1	188.7	60.8	249.5
Long-term debt (vii)	424.4	—	424.4	422.9	25.0	447.9
Other liabilities	37.5	—	37.5	38.6	—	38.6
Minority equity interests (viii)	4.2	(0.4)	3.8	3.7	(0.6)	3.1

Total liabilities and minority interests	675.0	99.8	774.8	653.9	85.2	739.1
Shareholders' equity interests	199.8	21.1	220.9	194.3	55.5	249.8

	874.8	120.9	995.7	848.2	140.7	988.9

US
GAAP adjustments reflected above include:

(i)
€21.6 million for accrued pension costs and €12 million for the non-current portion of the deferred tax asset, which is reclassified to other assets. These are offset by €0.6 million for unrealized gains from hedging transactions.

(ii)
€19.5 million to reflect differences in valuation methodology.

(iii)
€147.4 million to reclassify goodwill as an asset rather than as an offset to shareholder's equity.

(iv)
€6.3 million for property revaluation surplus.

(v)
€15.0 million for deferred tax (including €12 million for reallocation noted in (i) above), €12.5 million for the FAS 87 intangible asset and €25 million for the reclassification of unamortized debt issue costs. These are offset by €0.4 million to reflect the unrealized loss on marketable securities.

(vi)
€61.2 million for accrued pension costs, €2.5 million to reflect the sale and leaseback of property and €0.8 million to account for the vacation accrual. These are offset by €2.3 million for the restructuring costs adjusted under US GAAP, and €1.4 million for stock based compensation expense.

(vii)
€25.0 million for reclassification of unamortized debt issue costs.

(viii)
€0.6 million to reflect minority interests.

        The US GAAP balance sheet at March 31, 2003 reflected similar adjustments where appropriate.

33.   Consolidated Statement of Cash Flows

        Our consolidated statement of cash flows is prepared in accordance with Financial Reporting Standard No.1 (Revised) (FRS 1) and presents substantially the same information as that required under US GAAP by SFAS 95 "Statement of Cash Flows". However, there are certain differences in classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents between Irish and US GAAP.

        Cash flows from (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing activities are presented separately under Irish GAAP. However, US GAAP only requires presentation of cash flows from three activities: (i) operating, (ii) investing and (iii) financing.

        Cash flows from returns on investments and servicing of finance are, with the exception of non-equity dividends paid and interest paid but capitalized, included as operating activities under US GAAP. The payment of non-equity dividends is included under financing activities and capitalized interest is included under investing activities for US GAAP purposes.

        Cash flows from taxation are included as operating activities under US GAAP. The following table reconciles those cash flows reported under Irish GAAP which are included as cash flows from operating activities under US GAAP.

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Net cash inflow/(outflow) from operating activities under Irish GAAP	68.4	(14.0)	71.6	(8.3)
Returns on instruments and servicing of finance under Irish GAAP (excluding non-equity dividends paid and interest paid but capitalized €nil for all periods presented)	(26.0)	(1.4)	(24.9)	(54.7)
Taxation (paid)/received under Irish GAAP	(9.3)	1.5	(4.4)	(6.0)

Net cash inflow/(outflow) from operating activities under US GAAP	33.1	(13.9)	42.3	(69.0)

        Cash flows from capital expenditure and financial investment, with the exception of purchase of own shares, as well as cash flows from acquisitions and disposals are included as investing activities under US GAAP.

        The following table reconciles those cash flows reported under Irish GAAP which are included as cash flows from investing activities under US GAAP.

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Capital expenditure and financial investment under Irish GAAP	(25.2)	(5.2)	(12.1)	(26.2)
Acquisitions and disposals under Irish GAAP	(12.9)	(1.0)	(26.9)	—

Net cash used in investing activities under US GAAP	(38.1)	(6.2)	(39.0)	(26.2)

        Equity dividends paid, like non-equity dividends paid, are included under financing activities under US GAAP.

        Cash flows from the management of liquid resources are included in the overall cash movement since liquid resources are considered cash equivalents under US GAAP.

        Cash, for the purposes of the cash flow under Irish GAAP, includes bank overdrafts but excludes liquid resources. For the purpose of FRS1, liquid resources are current asset investments held as readily disposable stores of value. Disposal of such assets does not curtail or disrupt the business of the reporting entity. Under US GAAP bank overdrafts are considered loans and the movements thereon are included in financing activities; liquid resources are considered cash equivalents and the movements thereon are included in the overall cash movement.

        The following table reconciles those cash flows reported under Irish GAAP which are included as cash flows from financing activities under US GAAP.

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Equity dividends paid under Irish GAAP	(20.2)	—	(21.6)	(7.6)
Net cash inflow from financing activities under Irish GAAP	65.8	0.1	27.0	80.5
Movement in bank overdrafts included as part of net cash under Irish GAAP	10.8	(11.0)	(3.5)	(1.9)

Net cash provided/(used) by financing activities under US GAAP	56.4	(10.9)	1.9	71.0

        The following table summarizes our Consolidated Statement of Cash Flows calculated above as if it had been presented in accordance with US GAAP.

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Net cash inflow/(outflow) from operating activities	33.1	(13.9)	42.3	(69.0)
Net cash used in investing activities	(38.1)	(6.2)	(39.0)	(26.2)
Net cash provided/(used) by financing activities	56.4	(10.9)	1.9	71.0

Net increase/(decrease) in cash and cash equivalents under US GAAP	51.4	(31.0)	5.2	(24.2)
Effects of exchange rates on cash and cash equivalents	2.0	(0.5)	(9.3)	(8.2)
Cash and cash equivalents under US GAAP at beginning of period	66.2	119.6	88.1	84.0

Cash and cash equivalents under US GAAP at end of period	119.6	88.1	84.0	51.6

34.   Pensions under US GAAP

        The following aggregated information in relation to our principal defined benefit pension plans is prepared and disclosed in accordance with SFAS 87, Employers Accounting for Pensions, and SFAS 132, Employers Disclosures about Pensions and other Post-retirement Benefits, based on annual actuarial valuations. Descriptions of the principal plans and defined contribution arrangements can be found in note 24 on page F-47. All defined benefit pension plans are outside the US.

	Year ended March 31,
	2003	2004
	(€ in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of the year	511.7	513.3
Service cost	9.8	9.5
Interest cost	29.4	27.5
Plan participants' contributions	4.2	5.8
Actuarial loss	12.3	4.1
Benefits paid	(22.2)	(21.7)
Foreign exchange movements	(31.9)	7.5

Projected benefit obligation at end of the year	513.3	546.0

Change in plan assets
Fair value of plan assets at beginning of the year	423.3	316.3
Actual return on plan assets	(76.6)	66.3
Employer's contributions	14.6	14.6
Plan participants' contributions	4.2	5.8
Benefits paid	(22.2)	(21.7)
Foreign exchange movements	(27.0)	6.5

Fair value of plan assets at end of the year	316.3	387.8

Funded status
Net deficit of fund assets over liabilities	(197.0)	(158.2)
Unrecognized liability at transition	10.8	9.1
Unrecognized prior service cost	15.0	13.5
Unrecognized net actuarial loss	146.3	97.3

	(24.9)	(38.3)

Accrued benefit liabilities	(132.9)	(90.5)
Intangible asset	25.8	12.5
Other comprehensive income	82.2	39.7

	(24.9)	(38.3)

        Under US GAAP, an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognized in the balance sheet.

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Components of net periodic pension cost
Service cost	11.7	2.5	9.8	9.5
Interest cost	28.3	7.5	29.4	27.5
Expected return on plan assets	(29.8)	(6.8)	(27.2)	(19.3)
Amortization of net transition liability	1.8	0.4	1.8	2.0
Amortization of prior service cost	1.9	0.5	2.1	2.1
Amortization of net actuarial loss	0.4	—	—	6.5

	14.3	4.1	15.9	28.3

The weighted average assumptions used to calculate the pension costs were as follows:
Discount rate	5.70%	6.03%	5.99%	5.50%
Expected return on plan assets	6.32%	6.65%	6.65%	6.20%
Rate of compensation increases	3.74%	3.87%	3.78%	3.93%
The weighted average assumptions used to calculate the benefit obligation were as follows:
Discount rate	5.80%	5.95%	5.50%	5.44%
Expected return on plan assets	6.49%	6.65%	6.20%	6.26%
Rate of compensation increases	3.54%	3.78%	3.94%	3.93%

        Plan assets comprise mainly common stocks, government bonds and cash. They do not include any holdings in the common stock of the Company.

        Funding for the year ending March 31, 2005 is anticipated to be similar to that for the year ended March 31, 2004.

        For plans where the benefit obligations exceed plan assets, the aggregate projected benefit obligations as at March 31, 2004 were €546.0 million, (March 31, 2003: €513.3 million), the accumulated benefit obligations were €470.4 million (March 31, 2003: €451.6 million) and the aggregate plan assets were €387.8 million (March 31, 2003: €316.3 million).

35.   Goodwill and identifiable intangible assets under US GAAP

        Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Upon adoption of SFAS 142 and, most recently, as of March 31, 2004, management completed an impairment assessment and concluded that there was no impairment of goodwill or identifiable intangibles with indefinite lives.

        An analysis of goodwill by reporting segment is given below:

	Crystal	Ceramics	Premium cookware	Other products	Total
	(€ in millions)
As at March 31, 2002	—	159.1	91.1	10.1	260.3
Currency retranslation	—	(5.2)	(16.5)	—	(21.7)

As at March 31, 2003	—	153.9	74.6	10.1	238.6
Currency retranslation	—	1.3	(9.9)	—	(8.6)

As at March 31, 2004	—	155.2	64.7	10.1	230.0

        An analysis of identifiable intangible assets is given below:

	Acquired brands	Mailing lists	Total
	(€ in millions)
As at March 31, 2002	2.3	—	2.3
Amortization expense	(0.5)	(0.1)	(0.6)
Acquired intangibles	15.9	1.5	17.4

As at March 31, 2003	17.7	1.4	19.1
Amortization expense	(0.9)	(0.3)	(1.2)
Currency retranslation	(0.1)	—	(0.1)

As at March 31, 2004	16.7	1.1	17.8

        Amortization expense of the mailing list and other identifiable assets subject to amortization is expected to be €1.2 million for each of the next three years, €1.1 million for the fourth year and €0.9 million for the fifth year.

36.   Deferred taxes under US GAAP

        The following disclosure of deferred taxes recognized in the summarized consolidated balance sheet prepared in accordance with US GAAP is presented in accordance with SFAS No. 109, Accounting for Income Taxes.

	March 31, 2003				March 31, 2004
	Asset	Valuation allowance	Liability	Net asset/ (liability)	Asset	Valuation allowance	Liability	Net asset/ (liability)
	(€ in millions)
Accelerated capital allowances	0.6	—	(14.8)	(14.2)	0.4	—	(7.9)	(7.5)
Tax losses carried forward	55.3	(31.6)	—	23.7	78.4	(59.0)	—	19.4
Restructuring provisions and other deferred deductions	25.0	—	(16.6)	8.4	20.1	—	(15.7)	4.4

	80.9	(31.6)	(31.4)	17.9	98.9	(59.0)	(23.6)	16.3

Included in the US GAAP balance
sheet as:
Current asset				1.0				1.3
Other asset				16.9				15.0

				17.9				16.3

        The valuation allowance in respect of the recognition of tax losses carried forward increased by €27.4 million during the year ended March 31, 2004.

        No provision for deferred taxes is made for any additional taxation which might arise should the retained reserves of certain overseas subsidiary companies be distributed.

37.   Derivative financial instruments

(a)
Accounting policies for derivative financial instruments.

        It is our policy to protect income and expenditure from the impact of exchange rate fluctuations where appropriate, by means of forward currency contracts entered into to fix the exchange rates applicable to estimated future currency revenues and payables and repayment of long-term currency borrowings.

        A significant portion of our sales revenue is received in currency other than euro and as such we are subject to currency exposure. We seek to limit this exposure by entering into forward contracts with maturity dates of up to three years ahead.

        Under Irish GAAP, income or losses arising on these contracts are recognized in the statement of income on maturity of the underlying hedged transaction and are classified in a manner consistent with the underlying nature of the hedged transaction. Under US GAAP, for accounting periods commencing prior to January 1, 2002, unrealized gains and losses on all forward contracts hedging revenues and payables yet to expire were measured at the balance sheet date, net of the related discounts and premiums inherent in those contracts, and were included in the statement of income through cost of sales and other operating income respectively, for the period then ended.

        Effective January 1, 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, 138 and 149 and as interpreted by the Derivatives Implementation Group, for the purpose of presenting US GAAP financial information.

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

(b)
The carrying amounts and estimated fair values of our material financial instruments were as follows:

	March 31, 2003			March 31, 2004
	Gross contract amount	US GAAP Carrying amount	Fair value	Gross contract amount	US GAAP Carrying amount	Fair value
	(€ in millions)
Cash and deposits	n/a	84.0	84.0	n/a	51.6	51.6
Long-term debt	n/a	424.4	429.8	n/a	447.9	449.9
Foreign currency contracts	104.4	(1.2)	(1.2)	8.1	1.6	1.6
Interest rate instruments	—	(2.4)	(2.4)	—	(0.9)	(0.9)

        The fair values of our forward contracts set out above are estimated using the contract rates prevailing at March 31, 2003 and March 31, 2004 respectively.

        The carrying amount of cash and deposits reported in the balance sheet approximates fair value due to the short maturity of these instruments. The difference between book value and fair value of long-term debt is primarily due to current interest rates being lower than those prevailing when the borrowings were made. Financial instruments included within current assets and liabilities (excluding cash and borrowings) are generally short-term in nature and accordingly their fair values approximate their book values.

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

38.   Concentration of credit risk

        Our potential concentrations of credit risk consist principally of short-term cash investments and trade receivables. We only deposit short-term cash surpluses with high credit quality banks and institutions, and, as a matter of policy, we limit the amount of credit exposure to any one bank or institution in respect of short-term cash balances. Trade receivables comprise a large, widespread customer base in the industry where we are engaged in manufacturing, wholesaling and retailing a wide range of ceramic and crystal tableware, giftware, kitchenware and cookware. At March 31, 2004, we did not consider there to be any significant concentrations of credit risk.

39.   Stock compensation plans

        We operate a number of employee stock option schemes. Participation is by invitation and grants are usually made annually. Options are issued at the market price at the date of the grant without any discount, calculated in accordance with the rules of the Schemes and are normally exercisable between three and ten years from the date of grant. Under the rules of the current scheme, options only become exercisable on the achievement of predetermined performance criteria.

        Eligible employees may also participate in the SAYE stock option scheme. Under this scheme, employees may enter into contracts to save up to the equivalent of Stg£250 per month and, at the expiry of a fixed term of three, five or seven years, have the option to use these savings to acquire our ordinary shares at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options were granted, making this a compensatory scheme for US GAAP purposes.

        A total of 49,849,361 ordinary shares have been made available to grant share options to executives. A further 49,849,361 ordinary shares have been made available to grant shares to employees under all employee share schemes including the SAYE stock option scheme.

        We have elected to follow APB 25 in accounting for stock based compensation plans. Had a fair value basis of accounting for stock based compensation been applied, as outlined in FAS 123, based on fair values at the grant dates, pro forma net income and pro forma income per share under US GAAP would have been determined as follows:

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003		2004
	(€ in millions, except per share amounts)
Net (loss)/income under US GAAP	(71.0)	(21.9)	0.2		(60.8)
Stock based compensation fair value adjustment	(3.6)	(0.6)	(2.1)		(1.7)

Pro forma net loss under US GAAP after charging stock based compensation fair value adjustment	(74.6)	(22.5)	(1.9)		(62.5)

Pro forma basic loss per share after stock based compensation fair value adjustment	(9.31c )	(2.77c )	(0.23c	)	(7.14c )

Pro forma diluted loss per share after stock based compensation fair value adjustment*	(9.31c )	(2.77c )	(0.23c	)	(7.14c )

*
For all years above, none of the options are dilutive as they would decrease the loss per share.

        The weighted average number of shares in issue used in the above table is given in note 11 on page F-30 and have been adjusted to reflect the bonus element of the rights issue which was announced in November 2003.

        The following table summarizes the number of options outstanding and weighted average exercise price under our employee stock option schemes:

					Year ended March 31,
	Year ended December 31, 2001		3 months ended March 31, 2002
					2003		2004
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		€		€		€		€
Outstanding at beginning of period	26,106,000	1.08	29,362,000	1.06	29,195,000	1.06	26,626,000	1.01
Granted in the period	8,600,000	0.98	—	—	750,000	0.65	475,000	0.24
Exercised in the period	(1,105,000)	0.81	—	—	(50,000)	0.40	—
Lapsed in the period	(4,239,000)	1.18	(167,000)	1.00	(3,269,000)	1.16	(1,943,417)	1.04
Adjustment for rights issue	—		—		—		1,660,980

Outstanding at end of period	29,362,000	1.06	29,195,000	1.06	26,626,000	1.01	26,818,563	0.92

        The following table summarizes information about the above stock options outstanding at March 31, 2004:

	Options outstanding
				Options exercisable
		Weighted average remaining contractual life
Range of exercise prices	Number outstanding at March 31, 2004		Weighted average exercise price	Number exercisable March 31, 2004	Weighted average exercise price
			€		€
24c—65c	4,054,471	8.0	0.53	—	—
66c—95c	11,847,868	5.4	0.88	11,847,868	0.88
96c—115c	9,443,750	5.2	1.07	4,122,300	1.09
116c—145c	1,472,474	4.1	1.31	1,472,474	1.31

	26,818,563	5.6	0.92	17,442,642	0.97

        The following summarizes the number of options outstanding and weighted average exercise price under our SAYE stock option schemes as at:

	December 31, 2001		March 31,2002
	Number	Weighted average exercise price	Number	Weighted average exercise price
		€		€
Outstanding at beginning of period	10,446,625	0.91	15,390,094	0.57
Granted in the period	8,630,565	0.53	—	—
Exercised in the period	(947,594)	0.91	(142,086)	0.71
Lapsed in the period	(2,739,502)	0.87	(779,954)	0.86

Outstanding at end of period	15,390,094	0.57	14,468,054	0.56

        The following summarizes the number of options outstanding and weighted average exercise price under our SAYE stock option schemes as at:

	March 31, 2003		March 31, 2004
	Number	Weighted average exercise price	Number	Weighted average exercise price
		€		€
Outstanding at beginning of year	14,468,054	0.56	17,595,638	0.40
Granted in the year	6,591,257	0.32	14,894,035	0.21
Exercised in the year	(58,000)	0.64	—	—
Lapsed in the year	(3,405,673)	0.74	(6,624,194)	0.69
Adjustment for rights issue	—	—	696,724	—

Outstanding at end of year	17,595,638	0.40	26,562,203	0.30

        The following table summarizes information about the SAYE stock options outstanding:

	March 31, 2003		March 31, 2004
Exercise price(1)	Number outstanding	Weighted average remaining contractual life	Number outstanding	Weighted average remaining contractual life
		years		years
Stg51.5p	33,840	0.3	—	—
Stg61.0p	1,796,714	0.7	—	—
Stg61.0p	921,034	0.7	—	—
102.8c	897,497	0.7	—	—
104.8c	22,776	0.3	—	—
108.0c	15,101	0.7	—	—
Stg33.0p/Stg31.2p.	4,417,984	1.8	3,445,138	0.8
Stg33.0p/Stg31.2p.	1,287,271	1.8	1,259,585	0.8
54.0c/50.4c	1,681,605	1.8	1,421,068	0.8
61.5c/57.4c	6,864	1.8	2,093	0.8
Stg23.5p/Stg22.2p.	828,371	2.8	759,588	1.8
37.0c/34.6c	1,946,900	2.8	1,810,919	1.8
Stg23.5p/Stg22.2p.	3,739,681	2.8	2,969,777	1.8
20.5c	—	—	711,992	3.0
Stg14p	—	—	7,176,071	3.0
20.0c	—	—	3,949,665	3.0
Stg14p	—	—	3,056,307	3.0

	17,595,638	1.3	26,562,203	2.2

(1)
Amended exercise prices due to rights issue announced in November 2003.

        During the year ended March 31, 2004, 475,000 options (year ended March 31, 2003: 750,000 options, December 31, 2001: 8,600,000 options) were granted under employee stock option schemes.

The weighted average fair value of these options as at March 31, 2004 was estimated using the
Black-Scholes option pricing model to be €0.08 (March 31, 2003: €0.19, December 31, 2001: €0.31).

        14,894,035 SAYE stock options were granted during the year ended March 31, 2004 (year ended March 31, 2003: 6,591,257, year ended December 31, 2001: 8,630,565). The weighted average fair value of these options was estimated using the Black-Scholes option pricing model to be €0.10 (2003: €0.13, 2001: €0.28).

        The significant weighted average assumptions used to estimate the fair value of the options granted were as follows:

	Year ended
	December, 2001		March 31, 2003		March 31, 2004
	Employee stock option scheme	SAYE	Employee stock option scheme	SAYE	Employee stock option scheme	SAYE
Risk free interest rate	4.42%	4.41%	4.12%	3.86%	3.80%	2.8%
Expected life	7 years	5.5 years	7.5 years	3.25 years	7.5 years	3.25 years
Expected volatility	36.73%	39.44%	45.00%	45.00%	52.00%	53.00%
Dividend yield	3.42%	4.18%	8.5%	8.5%	3.5%	3.5%

40.   Subsequent events

        On June 2, 2004, we announced that we had entered into a contract to dispose of All-Clad, our US based cookware subsidiary, for $250 million (€205 million), all cash, to Group SEB, the french-based cookware and domestic appliance business. The transaction is expected to close within 60 days, subject to approval by our shareholders and by the Federal Trade Commission. The cash proceeds will be used to reduce indebtedness. P.B Cameron, chief executive of All-Clad, is to receive, during the year ended March 31, 2005, a success bonus of $3.25 million arising out of the sale of All-Clad.

        Subsequent to the year end existing credit facilities have been supplemented by the procurement of an additional €40 million in subordinated loans.

41.   Prior period reclassifications

        Certain prior period amounts have been reclassified to reflect current year presentation.

42.   Approval of Consolidated Financial Statements

        The directors approved the Consolidated Financial Statements on June 17, 2004.

43.   Unaudited subsequent events

        On July 26, 2004, following approval by the Federal Trade Commission, our shareholders approved the disposal of All-Clad and the transaction closed on July 27, 2004. All of the net proceeds, amounting to approximately €179.4 million, were applied to reducing senior debt.

        On September 30, 2004, the Company and certain of its affiliates and subsidiaries entered into a Facility Agreement (the "Facility Agreement") with certain financial institutions and Burdale Financial Limited, as agent for such financial institutions. On September 30, 2004, the Company used the Facility

Agreement to raise €138.9 million with which it repaid its entire indebtedness under the Amended Revolving Credit Facility Agreement, the Secured Senior Notes and the Rosenthal Facilities, amounting to €88.0 million, €25.7 million and €25.2 million, respectively, at the time of such repayment. In connection with this refinancing, the Amended Revolving Credit Agreement, the Amended Note Purchase Agreement and the Rosenthal Facilities were terminated.

WATERFORD WEDGWOOD plc and Subsidiaries

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors and Members of Waterford Wedgwood plc.

        Our examination of the Consolidated Financial Statements referred to in our report dated June 17, 2004, appearing on page F-2 of the 2004 Annual Report on Form 20-F, also included an examination of the financial statement schedule on page F-83 listed in Item 17 of this Form 20-F. In our opinion, this financial statement schedule presents fairly the information set forth therein when read in conjunction with the related Consolidated Financial Statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Public Accounting Firm
Dublin, Republic of Ireland

June 17, 2004

WATERFORD WEDGWOOD plc and Subsidiaries

Summarized Consolidated Financial Data of Waterford Wedgwood U.K. plc

	Year ended December 31,	3 months ended March 31,	Year ended March 31,
	2001	2002	2003	2004
	(€ in millions)
Consolidated statements of income data
Net sales	506.1	98.6	456.1	430.0
Gross profit	196.4	41.3	182.4	175.9
Net loss	(27.6)	(7.3)	(22.9)	(18.6)
Consolidated balance sheet data
Current assets	330.5	311.3	303.3	289.0
Non-current assets	131.7	129.8	119.0	113.9
Current liabilities	260.5	247.8	268.6	336.9
Non-current liabilities	168.6	167.9	157.8	84.0
Share capital, reserves and minority interests	33.1	25.4	(4.1)	(18.0)
(1)
The summarized consolidated financial data of Waterford Wedgwood U.K. plc, a company registered in England, are presented in pounds sterling. Waterford Wedgwood plc is the beneficial owner of 100% of the ordinary share capital of Waterford Wedgwood U.K. plc. The above data has been prepared on a basis consistent with our accounting policies (see note 2 to our Consolidated Financial Statements) except that, as provided under English Company law, merger relief has been applied under which the cost of investment in Wedgwood Limited is recorded as the par value of the shares issued as part of the acquisition. Details of the principal differences between Irish GAAP (similar to UK GAAP) and US GAAP are set out in note 32 to our Consolidated Financial Statements.

(2)
The surplus of Waterford Wedgwood U.K. plc available for dividends at March 31, 2004 was Stg£74 million (March 31, 2003: Stg£78.0 million, March 31, 2002: Stg£84.9 million; December 31, 2001: Stg£85.9 million).

QuickLinks

TABLE OF CONTENTS
PART I Introduction
  Item 1—Identity of Directors, Senior Management and Advisers
  Item 2—Offer Statistics and Expected Timetable
  Item 3—Key Information
  Item 4—Information on the Company
  Item 5—Operating and Financial Review and Prospects
  Item 6—Directors, Senior Management and Employees
  Item 7—Major Shareholders and Related Party Transactions
  Item 8—Financial Information
  Item 9—The Offer and Listing
  Item 10—Additional Information
  Item 11—Quantitative and Qualitative Disclosures about Market Risk
  Item 12—Description of Securities other than Equity Securities
  Item 13—Defaults, Dividend Arrearages and Delinquencies
  Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15—Controls and Procedures
  Item 16A—Audit Committee Financial Expert
  Item 16B—Code of Ethics
  Item 16C—Principal Accountant Fees and Services
  Item 17—Financial Statements
  Item 18—Financial Statements
  Item 19—Exhibits
SIGNATURES
WATERFORD WEDGWOOD plc and Subsidiaries Index to Consolidated Financial Statements Year ended March 31, 2004
WATERFORD WEDGWOOD plc and Subsidiaries Report of Independent Registered Public Accounting Firm
WATERFORD WEDGWOOD plc and Subsidiaries Consolidated Statement of Income
WATERFORD WEDGWOOD plc and Susidiaries Consolidated Statement Income
WATERFORD WEDGWOOD plc and Subsidiaries Consolidated Balance Sheet
WATERFORD WEDGWOOD plc and Subsidiaries Consolidated Statement of Cash Flows
WATERFORD WEDGWOOD plc and Subsidiaries Statement of Comprehensive Income
Note of Historical Cost Profits and Losses
Reconciliation of Movement in Shareholders' Equity
WATERFORD WEDGWOOD plc and Subsidiaries Consolidated Statement of Changes in Shareholders' Equity
WATERFORD WEDGWOOD plc and Subsidiaries Notes to the Consolidated Financial Statements
WATERFORD WEDGWOOD plc and Subsidiaries Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
WATERFORD WEDGWOOD plc and Subsidiaries Summarized Consolidated Financial Data of Waterford Wedgwood U.K. plc