Form 20-F
period 2005-03-31
WATERFORD WEDGWOOD PLC
filed 2005-09-29
CIK 793586

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-14624

Waterford Wedgwood plc                      Waterford Wedgwood UK plc

(exact name of Registrants as specified in their charters)

REPUBLIC OF IRELAND                          ENGLAND AND WALES

(jurisdictions of incorporation or organization)

KILBARRY, WATERFORD                  BARLASTON, STOKE-ON-TRENT,

REPUBLIC OF IRELAND                              ENGLAND ST12 9ES

(addresses of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

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

Ordinary shares of Waterford Wedgwood plc of €0.06 each (par value)	2,658,632,610
WW UK income shares of £0.01 each (par value)	2,658,632,610
WW UK ordinary shares of £0.25 each (par value)	181,601,769
ADS of Waterford Wedgwood plc	4,753,851

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

Yes     No

Indicate by check mark which financial statement item the registrants have elected to follow:

Item 17     Item 18

If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act).

Yes     No

PART I

Introduction

General

The Consolidated Financial Statements of Waterford Wedgwood plc (the "Company") and its subsidiaries (together the "Group"), which form part of this annual report, are prepared in euro ("€"). References to "US dollars" or "$" are to United States dollars, references to "IR£" are to Irish pounds, the former currency of the Republic of Ireland prior to March 1, 2002; "¥" and "yen" means the currency of Japan and references to "£" or "pounds" are to UK pounds sterling. References to "€" are to the euro, the currency of the European Monetary Union, which, as from March 1, 2002 is the exclusive currency in the twelve nations of the eurozone, including the Republic of Ireland. References to "c" are to euro cents. References to "we", "us", "our", and other similar terms refer to the Group, unless the context otherwise requires. Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). The principal differences between Irish GAAP and US GAAP that are relevant to us are explained in note 31 to the Consolidated Financial Statements.

The Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2005 was €1.00 = $1.30. On September 16, 2005, the Noon Buying Rate was €1.00 = $1.22. For further information on exchange rates between the euro and the US dollar, see "Item 3—Key Information—Exchange Rates" and the discussion in "Item 5—Operating and Financial Review and Prospects—Principal Factors that Affect Our Results of Operations and Financial Condition—Exchange rate fluctuations" and "—Results of Operations".

Unless the content indicates otherwise, the term "Ceramics Group" refers to our Ceramics business and products sold under the Wedgwood®, Royal Doulton® and Rosenthal® brands.

The term "Waterford Crystal" refers to our Crystal operations and products sold under the Waterford® crystal, John Rocha at Waterford® crystal, Marquis® by Waterford, Stuart® crystal and Jasper Conran at Waterford® Crystal brands. The term "Rosenthal" refers to the Rosenthal AG Group of companies and their respective operations and products sold under the Rosenthal studio-line®, Rosenthal®, Thomas® and Hutschenreuther® brands. The term "All-Clad" refers to the All-Clad Group of companies and their respective operations and products sold under the All-Clad Stainless®, Cop-R-Chef®, LTD®, Copper Core®, and MC2® brands. The term "WW UK" refers to Waterford Wedgwood U.K. plc and its subsidiaries and the term "Wedgwood" refers to the Wedgwood division of our Ceramics Group. The term "Royal Doulton" refers to the Royal Doulton division of our Ceramics Group.

WW UK, of which the Company holds 100% of the ordinary share capital, is registered in England and Wales. Its assets consist primarily of the entire issued ordinary share capital of Wedgwood Limited (formerly Wedgwood plc) and 99% of the issued share capital of Waterford Wedgwood Inc., held through its interests in Waterford Wedgwood Partners.

References in this annual report to the names "Waterford", "Wedgwood", "Royal Doulton", "Rosenthal" and "All-Clad" are not intended as generic or descriptive references to either crystal or fine bone china, fine earthenware, stoneware, stainless steel or copper cookware.

Forward-Looking Statements

This annual report on Form 20-F contains certain forward-looking statements as defined in Section 21E of the United States Securities Exchange Act of 1934 with respect to our financial condition, results of operations and business and certain of the plans and objectives of our management with respect thereto, including, but not limited to, the restructuring of our Ceramics business, interest rate movements, foreign exchange fluctuations, particularly that of the US dollar against the euro, and our hedging activities with respect to foreign exchange fluctuations. These statements may generally, but not always, be identified by the use of words such as "anticipates", "should", "expects", "estimates" or similar expressions including but not limited to, statements contained in or implied by the discussion under "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects", "Item 8—Financial Information", and "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. The factors described in the context of such forward-looking statements, and other factors referred to in this annual report on Form 20-F; particularly in "Item 3—Key Information—Risk Factors", "Item 5—Operating and Financial Review and Prospects—Overview of Our Business", "—Principal Factors that Affect Our Results of Operations and Financial Condition", " —Results of Operations—Capital Resources" and "Item 11—Quantitative and Qualitative Disclosures about Market Risk" could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

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

Our Consolidated Financial Statements are prepared in accordance with Irish GAAP, which differ in certain significant respects from US GAAP. Details of the principal differences between Irish GAAP and US GAAP are set out in note 31 to the Consolidated Financial Statements.

We changed our financial year end from December 31, to March 31, by reporting a transition period of three months ended March 31, 2002.

	Year ended December 31,			3 months ended March 31,		Year ended March 31,
	2000	2001		2002		2003	2004	2005
	(€ in millions except per share and per ADS amounts)
Consolidated Income Statement Data
Amounts in Accordance with Irish GAAP:
Net sales	1,084.4	1,012.0		207.2		951.3	831.9	732.6
Cost of sales	(547.9)	(580.2)		(115.0)		(509.8)	(448.7)	(480.1)
Gross profit	536.5	431.8		92.2		441.5	383.2	252.5
Distribution and administrative expenses	(434.6)	(433.6)		(102.9)		(416.8)	(397.7)	(450.2)
Other operating income/(expenses)	2.5	0.7		0.2		(3.1)	(0.3)	2.0
Operating income/(loss)(i)	104.4	(1.1)		(10.5)		(21.6)	(14.8)	(195.7)
Gain arising on conversion of US$ loans	—	—		—		9.7	—	—
Gain on sale of property, plant and equipment	—	—		—		5.1	6.0	3.8
Gain on sale of All-Clad business(ii)	—	—		—		—	—	103.2
Deficit arising on closed pension plan	—	—		—		(3.9)	—	—
Amount written off investments(iii)	—	(16.2)		—		—	—	—
Makewhole payment	—	—		—		—	(3.7)	(5.6)
Net interest expense	(24.8)	(26.0)		(5.5)		(25.3)	(32.4)	(54.9)
Net income/(loss) before taxes and minority interests	79.6	(43.3)		(16.0)		7.2	(44.9)	(149.2)
Taxes on (income)/credits	(14.1)	1.1		0.2		(4.9)	(4.7)	(12.3)
Net income/(loss) after taxes before minority interests	65.5	(42.2)		(15.8)		2.3	(49.6)	(161.5)
Minority interests	(0.8)	(0.4)		0.4		(0.5)	0.3	2.1
Net income/(loss)	64.7	(42.6)		(15.4)		1.8	(49.3)	(159.4)
Basic income/(loss) per ordinary share	6.92c	(4.48c	)	(1.60c	)	0.19c	(4.75c )	(10.50c	)
Basic income/(loss) per ADS	69.23c	(44.85c	)	(16.02c	)	1.86c	(47.54c )	(105.04c	)
Diluted income/(loss) per ordinary share	6.86c	(4.48c	)	(1.60c	)	0.19c	(4.75c )	(10.50c	)
Diluted income/(loss) per ADS	68.61c	(44.85c	)	(16.02c	)	1.86c	(47.54c )	(105.04c	)
Amounts in Accordance with US GAAP(iii)(iv):
Net sales	1,084.4	1,012.0		207.2		951.3	831.9	732.6
Net income/(loss) before taxes	73.6	(69.1)		(19.2)		18.5	(55.7)	(257.5)
Net income/(loss)	57.9	(71.0)		(21.9)		0.2	(60.8)	(270.8)
Continuing operations	57.6	(70.5)		(22.4)		(14.0)	(68.4)	(362.8)
Discontinued operations	0.3	(0.5)		0.5		14.2	7.6	92.0
Basic income/(loss) per ordinary share	6.20c	(7.47c	)	(2.28c	)	0.02c	(5.86c )	(17.85c	)
Continuing operations	6.16c	(7.42c	)	(2.33c	)	(1.45c )	(6.59c )	(23.91c	)
Discontinued operations	0.04c	(0.05c	)	0.05c		1.47c	0.73c	6.06c
Basic income/(loss) per ADS	61.95c	(74.74c	)	(22.78c	)	0.21c	(58.63c )	(178.45c	)
Continuing operations	61.58c	(74.22c	)	(23.30c	)	(14.47c )	(65.95c )	(239.08c	)
Discontinued operations	0.37c	(0.52c	)	0.52c		14.68c	7.32c	60.63c
Diluted income/(loss) per ordinary share	6.14c	(7.47c	)	(2.28c	)	0.02c	(5.86c )	(17.85c	)
Continuing operations	6.10c	(7.42c	)	(2.33c	)	(1.45c )	(6.59c )	(23.91c	)
Discontinued operations	0.04c	(0.05c	)	0.05c		1.47c	0.73c	6.06c
Diluted income/(loss) per ADS	61.40c	(74.74c	)	(22.78c	)	0.21c	(58.63c )	(178.45c	)
Continuing operations	61.08c	(74.22c	)	(23.30c	)	(14.47c )	(65.95c )	(239.08c	)
Discontinued operations	0.32c	(0.52c	)	0.52c		14.68c	7.32c	60.63c
Dividends per share	0.02	0.02		0.00		0.02	0.00	0.00
Dividends per share $	0.02	0.02		0.00		0.02	0.00	0.00

	Year ended December 31,		3 months ended March 31,	Year ended March 31,
	2000	2001	2002	2003	2004	2005
	(€ in millions except no. of shares)
Consolidated Balance Sheet Data
Amounts in Accordance with Irish GAAP:
Cash and short-term deposits	66.2	119.6	88.1	84.0	51.6	20.0
Working capital	311.9	353.0	345.6	325.7	337.8	209.8
Total assets	964.2	993.5	963.9	874.8	848.2	723.4
Short and long-term debt	398.7	483.6	478.3	440.7	434.5	299.4
Shareholders' equity(iv)	304.5	253.3	240.0	199.8	194.3	126.4
Total assets less current liabilities	728.5	749.1	739.4	665.9	659.5	541.5
Amounts in Accordance with US GAAP(iii):
Cash and short-term deposits	66.2	119.6	88.1	84.0	51.6	20.0
Working capital	321.4	308.1	296.4	179.5	285.7	175.9
Total assets	1,119.3	1,121.6	1,091.7	995.7	988.9	764.2
Short and long-term debt	398.7	483.6	478.3	440.7	459.5	315.2
Shareholders' equity(iv)	450.3	370.3	356.9	220.9	249.8	35.0
Total assets less current liabilities	883.7	867.9	857.7	686.6	800.6	581.6
Weighted average number of shares as adjusted to reflect Rights Issue, December 2004	934.6	949.9	961.2	967.2	1,037.0	1,517.5

Notes to Selected Financial Data

(i)	In the year ended December 31, 2001, as a consequence of acquisition activity and the growth in the number of retail stores, we undertook a review of accounting estimation techniques in the areas of (a) application of overheads to inventory in manufacturing and to inventory held at retail stores and (b) the useful economic lives attributed to fixed assets. The outcome of this review resulted in changes to the way in which certain of our companies made these estimates and accordingly operating income for the year ended December 31, 2001 improved by €15 million. The €15 million included €7.8 million in respect of changes in methodologies for applying transportation costs of inventory prior to sale, goods handling and other warehousing costs along with indirect costs relating to these activities.

Under Irish GAAP, in accordance with Statement of Standard Accounting Practice 24 "Accounting for pension costs" ("SSAP24"), the pension surplus identified in the actuarial valuation of the Wedgwood Group Pension Plan as at December 31, 1999 was being amortized over the average remaining service lives of plan members. In the year ended December 31, 2001, this resulted in a reduction in the pension cost charged to the Consolidated Statement of Income of €8.4 million (3 months to March 31, 2002: €2.1 million). Following a significant decline in the market value of pension plan assets, it was decided with effect from April 1, 2002, to no longer amortize the pension surplus. The effect of this change on the results for the year ended March 31, 2003 was to reduce income by €7.8 million. As at March 31, 2005, our pension plans on an FRS 17 basis were in deficit by €173.4 million. Please note, Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17") is currently a disclosure requirement and will have no impact on our Consolidated Financial Statements until the year ended March 31, 2006. For additional information see also note 23 to the Consolidated Financial Statements.

The expansion in the number of Rosenthal factory outlet stores has enabled Rosenthal to generate a higher average selling price for its slow moving and obsolete inventory and, as a result, provisions amounting to €4.9 million under Irish GAAP were no longer required and were released to income under both Irish GAAP and US GAAP in the year ended March 31, 2003.

During the year ended March 31, 2004 we reviewed the basis of valuation of inventory resulting in an increase in values by €5.7 million and the reduction of inventory provisions by €2.6 million, thereby benefiting the Consolidated Statement of Income by €8.3 million.

In the year ended December 31, 2001 we incurred exceptional restructuring charges of €61.8 million, comprising €24.3 million for the reduction of manufacturing capacity, €19.6 million to restructure our other operating costs, €12.5 million to write-off surplus inventories and €5.4 million to close under performing retail stores.

In the year ended March 31, 2003 we incurred exceptional charges of €35.7 million, comprising €15.0 million in inventory write-downs, €13.5 million in respect of property, plant and equipment impairments and €7.2 million in respect of head count reduction and other restructuring costs.

In the year ended March 31, 2004 we incurred exceptional charges of €36.5 million, comprising €30.4 million for capacity reduction and other head count reductions, €3.3 million for inventory write-downs and €2.8 million for earthenware outsourcing set-up costs.

In the year ended March 31, 2005 we incurred exceptional charges of €108.0 million, of which €54.7 million related to our working capital reduction program, €40.1 million to the impairment of intangible assets and €13.2 million to severance, early retirement and related costs.

See note 6 to the Consolidated Financial Statements.

(ii)	On July 27, 2004, we disposed of the All-Clad business, realising a gain under Irish GAAP of €103.2 million.

(iii)	In 2001 we wrote down our investment in Royal Doulton plc to its then market value, giving rise to a charge of €16.2 million under Irish GAAP. Under US GAAP the investment is recorded at fair market value and temporary unrealized gains and losses are reported as a separate component of other comprehensive income until realized. Under US GAAP declines in fair value below cost which are judged to be other than temporary are included in the Consolidated Statement of Income even where such declines are not judged to be permanent.

(iv)	Under Irish GAAP goodwill must be capitalized and amortized through the income statement on a systematic basis over its useful life, subject to a maximum write-off period of 20 years. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") which suspends the amortization of goodwill. No amortization is charged under US GAAP in respect of this goodwill from January 1, 2002.

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

With effect from January 17, 2005 we acquired the balance of 78.84% of the issued share capital of Royal Doulton plc that we did not already own for a consideration of €45.3 million payable in cash. The Royal Doulton brands and related intellectual property rights were capitalized at €39.6 million and are being amortized over their estimated useful life of 20 years. Goodwill arising of €93.2 million was capitalized on the Consolidated Balance Sheet and is being amortized over a period of 20 years under Irish GAAP. No goodwill amortization is charged under US GAAP.

There have been other smaller acquisitions during the periods reported above.

During the year ended March 31, 2005 a review was carried out on the carrying value of the Group's intangible assets resulting in an impairment charge of €40.1 million under Irish GAAP.

The value in use has been calculated using the discounted present value of expected future cash flows. The cash flows are based upon the Group's three year plan together with an assumption of a stable growth rate for the period beyond three years, discounted to net present value using a discount rate of 11%.

The annual impairment review of goodwill and intangible assets undertaken at March 31, 2005 resulted in an additional impairment charge under US GAAP of €99.8 million.

See "Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies and Estimation Techniques — Goodwill and intangible assets".

The impairment charges arose due to reductions in projected sales and net income, arising from the continued economic uncertainty following the events of September 11, 2001, the armed conflict in Iraq and ongoing acts of international terrorism.

Exchange Rates

The following table shows for the period from January 1, 2000 through September 16, 2005 the high, low, average and period end Noon Buying Rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per €1.00 (the "Noon Buying Rate").

	Period End	Average Rate(i)	High	Low
Year ended December 31
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.83
3 months ended March 31
2002	0.87	0.87	0.90	0.86
Year ended March 31
2003	1.09	0.99	1.11	0.87
2004	1.23	1.25	1.29	1.21
2005	1.30	1.27	1.36	1.18
Month ended
March 2005			1.35	1.29
April 2005			1.31	1.29
May 2005			1.29	1.23
June 2005			1.23	1.20
July 2005			1.22	1.19
August 2005			1.24	1.21
September 2005 (as at September 16, 2005)			1.25	1.22

Notes to Selected Financial Data

(i) The average of the Noon Buying Rates on the last day of each full month during the period.

On September 16, 2005 the Noon Buying Rate for euro was €1 = $1.22.

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

	Per ordinary share €(1)			Per ADS $(1)
	Interim	Final	Total	Interim	Final	Total
Year ended December 31
2000	0.0052	0.0189	0.0241	0.0444	0.1498	0.1942
2001	0.0055	0.0189	0.0244	0.0497	0.1874	0.2371
Year ended March 31
2003	0.0055	0.0094	0.0149	0.0597	0.1041	0.1638

(1)	Number of shares and ADS's adjusted to reflect the Rights Issue. See "Item 5—Operating and Financial Review and Prospects—New Capital Structure."

No dividends were paid in respect of financial years ended March 31, 2004 or March 31, 2005. There is no current intention to pay dividends. Our debt agreements do not permit dividends to be paid unless consolidated profit before tax for the year exceeds €20 million.

Our ability to pay dividends in the future will be dependent upon our future trading, levels of indebtedness and financial condition, including applicable restrictions in our current financing agreements.

Risk Factors

Risk factors which may affect us include the following:

Acts of international terrorism and armed conflict have had and could continue to have a material adverse effect on our sales.

The events of September 11, 2001, the ensuing armed conflicts, the rise in international terrorism and related geopolitical uncertainty have all continued to have a negative impact on our sales. Concern over future terrorist acts, which has resulted in a significant reduction in global tourist activity, particularly in the number of US tourists visiting Europe and Japanese tourists visiting Europe or our Far East territories, and department store sales (through which a majority of our sales in the US are made), has adversely affected the sales of our products. Any future act of terrorism and continued geopolitical uncertainty could have further adverse effects on our sales and, in turn, on our results of operations and on our ability to continue as a going concern.

We face strong competition in various markets, which could result in an erosion of our market share, sales and/or profit margins.

The market for crystal, premium cookware, linens and luxury gifts and particularly for ceramic tableware is highly competitive. Our competitive position varies from market to market and by product category. In the US, where Waterford Crystal has significant market share, there is a risk that competitors may produce similar products at lower prices which could result in an erosion of our market share, sales and/or profit margins. In the ceramic industry there is a risk that overcapacity and consolidation could result in even more aggressive competitive pricing in the short-term and in the longer term in the emergence of stronger competitors than exist at present. In addition, our products face competition from competitors' products manufactured in countries with significantly lower labor costs, such as the People's Republic of China. This competition led to our decision in 2003 to restructure our earthenware business, by closing two earthenware manufacturing facilities in the UK, and to source the majority of those products from the People's Republic of China. Should we be unable to continue to compete effectively in our various markets our market share and/or profit margins in those markets could be adversely affected.

Changes in exchange rates could adversely affect our reported earnings and cash flow.

Our results of operations can be affected by movements in exchange rates, particularly between the dollar, the yen, the pound and the euro. A substantial portion of our net sales, particularly crystal sales, are denominated in dollars, while our corresponding costs are denominated largely in euros. In addition, a portion of our net sales, particularly ceramic sales, are denominated in yen while our corresponding costs are incurred in pounds. As a result, the weakening of the dollar against the euro or the weakening of the yen against the pound could have a material adverse effect on our operating results. We maintain a policy of selling currency forwards in respect of a portion of our revenues, where it is deemed appropriate to do so, as a means of hedging our revenues against fluctuation caused by exchange rate movements, but this does not eliminate our exchange rate risk. We estimate that if we did not hedge our currency exposure, a one cent decline in the value of the dollar against the euro would increase our operating loss by approximately €0.6 million in a full year and a ten yen decline in the yen against the UK pound would increase our operating loss by approximately €1.7 million in a full year. We estimate that the hedges currently in place for the year ended March 31, 2006 cover 91.3% of our dollar to euro exposure and 57.3% of our yen to UK pound exposure which includes structures whereby there is a guaranteed downside rate and potential to gain from favorable currency movements. However, by their nature, the hedges currently in place only provide short-to medium-term protection from adverse fluctuations in exchange rates.

Sales of luxury goods are particularly susceptible to general economic downturns. In recent years economic downturns in the US, Europe and Japan have had and could continue to have a material adverse effect on our sales.

Purchases of luxury products are typically discretionary for consumers and are particularly affected by negative trends in the general economy. The success of our operations depends to a significant extent on a number of factors relating to discretionary consumer spending and/or affecting disposable consumer income, such as employment, wages and salaries, business conditions, interest rates, exchange rates, availability of credit and taxation. In addition, a significant portion of our sales in Europe are derived from tourists from the US and Japan. In recent years economic downturns in the US, Europe and Japan, which accounted for 41.6%, 42.0% and 9.4%, respectively, of our net sales during fiscal 2005, have had an adverse impact on our sales. A continuation or an aggravation of the economic downturn could have an adverse impact on our sales and, in turn, on our results of operations and financial condition.

Our indebtedness could adversely affect our business and financial position.

As of March 31, 2005, we had outstanding consolidated net indebtedness of €279.4 million. The proceeds of the fully underwritten 7 for 11 rights issue completed on July 18, 2005 will be used for funding additional restructuring actions and will not result in a material reduction in debt. The level of consolidated indebtedness and related debt services obligations, could have important negative consequences to us. For example, it could:

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

Our debt facility agreement (the "Facility Agreement") contains covenants requiring us to achieve certain financial targets and restricting our ability to incur additional indebtedness, make distributions to our shareholders and to enter into some business and financing transactions. This agreement imposes on us, among others, the following obligations:

•	we are required to maintain certain minimum values of net worth and trading cash flows;

•	we may not declare or distribute dividends that exceed certain threshold amounts and unless our consolidated income before taxes for the relevant financial year is in excess of €20 million;

•	we are limited in the amount, ranking and terms of any future indebtedness we may incur;

•	we are limited in our ability to collateralize or otherwise create security interests over our assets; and

•	we are restricted in our ability to enter into a merger transaction, effect asset sales, enter into sale-leaseback transactions, make loans, redeem our ordinary or preference share capital, transact with affiliates and issue guarantees.

These restrictions purport to safeguard the prompt repayment of our outstanding indebtedness but could adversely affect our ability to expand our business and maximize the returns to our shareholders. In addition, if we breach such covenants, we could be forced to negotiate new arrangements with our existing creditors and/or seek additional financing at higher interest rates and under more onerous covenants, which could, in turn, increase our interest expense and divert management's attention from the implementation of our business strategy and place further restrictions on the conduct of our business and returns to shareholders.

Our Mezzanine Notes also restrict our ability to incur additional indebtedness, except in certain specified circumstances. For additional information on the covenants and other provisions contained in our debt instruments, see "Item 5—Operating and Financial Review and Prospects—Capital Resources."

A deterioration in our credit ratings could increase the cost of future financings.

We have recently experienced several lowerings of our credit rating.

On July 13, 2004, Standard & Poor's Rating Service lowered its long term corporate credit rating of the Company to 'B' from 'B+'. On October 21, 2004, Standard & Poor's lowered its long term corporate rating of the Company to 'B-' from 'B' and on March 15, 2005 to 'CCC+ 'from 'B-', the outlook remaining negative.

Standard & Poor's similarly downgraded our subordinated debt on July 13, 2004, to CCC+ from 'B', on October 21, 2004, to 'CCC' and on March 15, 2005, to 'CCC-'.

Further deterioration in our credit rating could significantly increase the cost of future financings, or affect our ability to obtain alternative sources of finance.

Our ADSs have recently been delisted by NASDAQ and thus stockholders face a less liquid market in our stock

On March 10, 2005 the Company was advised by NASDAQ that for the previous 32 consecutive business days, the bid price of the Company's ADSs had closed below the minimum $1.00 per share requirement for inclusion under NASDAQ Marketplace Rule 4450(a)(5) ("the Rule"). Therefore, in accordance with Marketplace Rule 4450 (e)(2) the Company was provided with 180 calendar days, or until September 6, 2005 to regain compliance. If at any time before September 6, 2005 the bid price of the Company's ADSs closed at $1.00 or more per share for a minimum of 10 consecutive business days, Staff would provide written notification that it had achieved compliance with the Rule.

The minimum bid price of $1.00 was not achieved within the specified time period and consequently the Company's ADSs were delisted from NASDAQ with effect from September 20, 2005. The Company currently does not intend to seek reinstatement of its NASDAQ listing.

If we fail or are unable to adequately protect our intellectual property rights, our competitive position could be adversely affected.

The protection of the Waterford®, Wedgwood®, Royal Doulton® and Rosenthal® brand names is extremely important to our business. Even though we have registered our brand names in the major economies in which we operate, it is normally necessary for us to defend our intellectual property rights in order to prevent others from misappropriating or infringing on our brand names or registering Internet domain names in an attempt to sell similar products with similar names over the Internet or through other channels of distribution. In the past, cyber-squatters have registered domain names similar to those of several of our brand names. In each case we have sought, through litigation if necessary, to protect our brand and domain names. Should we be unable to adequately protect our brand names our competitive position could be adversely affected.

The luxury lifestyle goods market is exposed to frequent changes in consumer tastes and fashion, which could materially and adversely affect our business if we do not properly anticipate and adapt to such changes.

Our strategy is to position ourselves as a luxury lifestyle goods company, which may increasingly expose our products and brands to frequent changes in consumer tastes and fashion. If we fail to anticipate changes in consumer tastes and fashion correctly and fail to market products that are popular with such affluent customers, our business could be materially and adversely affected.

Our business is dependent on product innovation, which could materially and adversely affect our business if we do not continue to develop new products acceptable to the market.

Returning to profitability will depend significantly and increasingly on our ability to develop and market new products quickly and successfully. Developing and marketing these products requires continued investment. If we are unable to develop new innovative products or if our new products are not accepted by the market our competitive position and profitability may suffer.

If we fail to successfully manage our costs, our results of operations could be materially and adversely affected.

Decreased sales of our products and increased competition from low cost producers have required us to continually readjust our cost base in recent years. Our ability to timely reduce our costs during periods of declining sales in order to address competitive pressures is critical to the maintenance of our profit margins. If we are unable to continue to adjust our cost base accordingly, our profit margins could suffer.

A large portion of our costs are fixed as a result of the large capital and infrastructure investments required for our production and distribution facilities. Consequently, we need to ensure that we minimize unused capacity. If we are unable to optimise the use of our production and distribution capacity, either through increased demand for our products, acquiring other brands to be produced and distributed by our facilities, third party production or otherwise through effective management of our production capacity, it could have an adverse impact on the results of our operations and on our ability to continue as a going concern.

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

We are subject to a variety of environmental regulations in Ireland, the UK, the US and Germany and to a variety of international trade and customs regulations in each of the markets in which we operate.

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

We depend on outside suppliers for raw materials used in the production of our crystal, fine bone china, porcelain, earthenware and stoneware products. Although significant proportions of raw materials (such as calcinated animal bone and ash) are purchased from one or two suppliers, we believe that we could obtain adequate supplies from other sources if necessary. However, should the supply of raw materials from suppliers cease or be materially interrupted, it could disrupt our ability to manufacture some of our crystal, fine bone china, porcelain, earthenware and stoneware products. This could have an adverse impact on our sales and, in turn, on our results of operations.

We depend on unaffiliated manufacturers for many of our outsourced products. The inability of such manufacturers to deliver our products in a timely manner or maintain our high-quality standards could have an adverse effect on our sales and results of operations.

We currently outsource the production of approximately 34% of our Waterford Crystal products and 26% of our Ceramics products, by net sales, to a small number of carefully chosen high-quality contract manufacturers. As part of the management of our production capacity we may increase the amount of production that we outsource to unaffiliated manufacturers, particularly of our mid-price casual crystal and ceramics. Such products are currently manufactured to our specifications by manufacturers in Germany and other European countries and Asia and we may outsource the manufacture of more of our products in Asia. The inability of such manufacturers to deliver our products in a timely manner or maintain our high-quality standards could adversely affect our ability to deliver products to our customers in a timely manner. Delays in delivery could have an adverse effect on our sales and results of operations.

Potential benefits from integration of our operations with the operations of Royal Doulton may not be achieved to the extent or within the time period that is currently anticipated and we may encounter additional costs and difficulties in integrating Royal Doulton's operations, which would reduce or delay the realisation of cost savings and operational benefits.

Following the acquisition of Royal Doulton in January 2005, we intend to integrate its operations with our existing operations. Our goal in integrating these operations is to achieve cost savings through the transfer of production of the Royal Doulton and Minton brands to our Barlaston facility, rationalization of retail operations and integration of administration functions. We may encounter unanticipated costs and difficulties integrating Royal Doulton's operations with our existing operations and fail to achieve the cost savings and synergies that we expect. Possible costs include the need to implement, integrate and harmonise various business-specific operating procedures and systems, as well as company-wide financial, accounting, information and other systems. These costs may be higher than we currently anticipate. In addition, the need to deal with integration issues could also divert management's attention from day-to-day business. Any difficulties or delays in achieving the successful integration of Royal Doulton's operations could have an adverse effect on our results of operations and financial condition or on our ability to continue as a going concern.

Significant declines in the market value of our pension plan assets could lead to an increase in our pension costs and adversely affect our results of operations and liquidity.

We have defined benefit pension plans, therefore cash cost and accounting cost are affected by equity and bond prices and returns.

We acquired an additional €74.4 million of defined benefit pension liabilities as part of the acquisition of Royal Doulton plc.

Significant declines in the market value of plan assets or increases in the projected benefit obligations could lead to an increase in our cash pension cost, adversely affecting our results of operations and liquidity.

See notes 19 and 23 to the Consolidated Financial Statements for more information concerning our pension liabilities.

If we are not able to implement the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder in a timely manner or with adequate compliance, our independent auditors may not be able to attest to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities.

The management certification and auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder, which we refer to as Section 404, will initially apply to the Company and WW UK for its annual report on Form 20-F for the year ended March 31, 2007. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to attest to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our finanical statements. In addition, we may be required to incur costs in improving our internal control system. Any such action could negatively affect our results and have a significant adverse effect on our results of operations.

Item 4—Information on the Company

Introduction

The legal and commercial names of the registrants are Waterford Wedgwood plc and Waterford Wedgwood U.K. plc. Waterford Wedgwood plc was incorporated as Waterford Glass Limited on April 2, 1947, in Dublin, Ireland under the laws of the Republic of Ireland, became a publicly listed company in 1967 and re-registered as a public limited company on April 12, 1984. Waterford Wedgwood U.K. plc was incorporated on September 25, 1986 in Cardiff, Wales under the laws of England and Wales.

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

We are one of the world's leading designers, manufacturers and marketers of branded luxury lifestyle products; primarily high-quality crystal, ceramics (including fine bone china, fine porcelain and earthenware) and premium cookware. Our portfolio of established luxury lifestyle brands includes Waterford® Crystal, Wedgwood®, Royal Doulton® and Royal Albert® fine bone china, Rosenthal® porcelain, and SpringTM premium cookware, among others. In addition, we have well established co-branding relationships with a range of leading designers and celebrities, including Versace, John Rocha, Jasper Conran, Vera Wang, the Andy Warhol Foundation, Bvlgari and Paul Costelloe.

Our brands have a long history of excellence. Waterford® Crystal, which traces its origins to Ireland in 1783, is a world leading brand of crystal, Wedgwood® and Royal Doulton®, which trace their origins to England in 1759 and 1815, respectively, are among the leading brands of fine china in the world. Rosenthal®, which was established in Selb, Germany in 1879, is one of the leading brands of porcelain in Germany.

We operate three principal segments, Waterford Crystal, Ceramics Group and W-C Designs & Spring. In the fiscal year ended March 31, 2005, Waterford Crystal accounted for 30% of our net sales (€221.7 million), of which Waterford® branded products (including Marquis® by Waterford) accounted for 85% of such net sales; the Ceramics Group accounted for 60% of our net sales (€441.5 million), of which Wedgwood® branded products accounted for 52% of such net sales and Rosenthal® branded products accounted for 41% of such net sales; and W-C Designs & Spring accounted for 6% of our net sales (€45.2 million). Sales from the discontinued operation All-Clad accounted for the remaining 4% of our net sales (€24.2 million). In July 2004, we completed the sale of All-Clad to Groupe SEB.

We manufacture approximately three quarters of our products at our manufacturing facilities in Ireland (primarily crystal), the UK (primarily fine bone china and earthenware), Germany (primarily porcelain) and Indonesia. We outsource the manufacture of the remaining one-quarter of our products to contract manufacturers in Germany and other European countries (primarily mid-priced crystal, porcelain and giftware) and Asia (primarily linens, mid-priced earthenware and Spring premium cookware). Prior to the sale of All-Clad, a large proportion of our premium cookware was manufactured in the US.

Our products are sold across a wide range of geographical markets. During the fiscal year ended March 31, 2005, 41.6% of our net sales were in the US, 42.0% of our net sales were in Europe (principally in the UK, Germany and Ireland), 9.4% of our net sales were in Japan and 7.0% of our net sales were in the rest of the world.

The table below sets out in more detail our net sales by geographic market for the years ended March 31, 2003, 2004, and 2005.

	Net Sales
	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Republic of Ireland	42.5	33.8	33.8
United Kingdom	125.8	92.4	106.0
United States of America	479.8	411.2	304.7
Japan	73.5	74.5	68.5
Germany	104.6	99.3	97.7
Rest of World	125.1	120.7	121.9
Total	951.3	831.9	732.6

We sell our products through a multi-channel distribution network, including, on a wholesale basis, through selected department and specialty store groups and, on a retail basis, through our concessions at department and specialty stores, our flagship stores and our outlets, as well as directly to consumers via the Internet and our mail order business.

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

Wedgwood, a leading English manufacturer of high-quality ceramic tableware and giftware, was founded in 1759 in Stoke-on-Trent, England by Josiah Wedgwood. In the 18th century, Wedgwood introduced its signature JasperTM and Queen's Ware® earthenware pieces to England. In the 19th century it also commenced the production of bone china. During the period of 1966 to 1973, Wedgwood expanded the scope of its business with the acquisition of some of the leading names in the English tableware industry, such as Coalport and Johnson Brothers.

In 1967, Waterford became a publicly listed company under the corporate name of Waterford Glass Limited, and listed its ordinary shares on the Irish Stock Exchange.

The company was re-registered as Waterford Glass Group plc in 1984.

In 1986 Waterford acquired Wedgwood to create our present company and at the same time became listed on both the Irish Stock Exchange and the London Stock Exchange. Prior to the acquisition, we listed our American Depositary Receipts (evidencing 10 of our stock units (each evidencing one of our ordinary shares and one of our income shares)) on the NASDAQ National Market System. In October 1989, we changed our corporate name to Waterford Wedgwood plc, a public limited company organized in Ireland with unlimited duration.

Our business grew organically and, from the mid 1990s, through strategic acquisitions. These acquisitions included principally:

•	Stuart & Sons Limited, a UK manufacturer of premium crystal with a strong presence in the UK market, which we acquired in 1995;

•	Rosenthal AG, a leading German manufacturer of ceramic and porcelain tableware and giftware, which was founded in 1879 in Selb, Germany, in which we acquired a 61.5% stake in 1997 (which we increased to 84.6% in 1998 and 89.8% in 2001);

•	All-Clad Holdings, Inc., a leading US manufacturer of premium cookware and kitchenware, based in Canonsburg, Pennsylvania, which we acquired in 1999 and subsequently sold in 2004;

•	the Hutschenreuther® brand, a renowned German brand of porcelain tableware and giftware, which we acquired in 2000;

•	Ashling Corporation, which owns, among other things, W-C Designs, a US distributor of fine linens. We acquired 86.5% of Ashling in 2001 from Fitzwilton Limited, a company controlled by Sir Anthony O'Reilly and Peter Goulandris, two of our principal shareholders and Chairman and Deputy Chairman, respectively, of our Board of Directors. See "Item 7—Major Shareholders and Related Party Transactions";

•	Spring USA Corporation, a small premium cookware company, in which we acquired a 60% stake in 2002, together with certain assets, including the Spring brand, of Spring AG;

•	Cashs Mail Order Limited, an Irish mail order business targeting US mail order customers, which we acquired in 2002 and through which we sell our own products, as well as products under license; and

•	Royal Doulton plc, one of the world's leading chinaware manufacturers and owner of the Royal Doulton, Minton and Royal Albert brands, which we acquired in January 2005.

In recent years we have had to refocus our business in response to changing consumer patterns, primarily:

•	In 2002, we instituted a restructuring program to reduce our fixed costs through the closure of certain of our production facilities, work-force reductions and the outsourcing of certain of our manufacturing operations. Our restructuring efforts continued during 2003, and were complemented by implementing a new capital structure which reduced total and senior debt through a rights issue, a bond issue and a new senior debt facility;

•	In May 2004, we entered into a contract to dispose of our US subsidiary All-Clad to the French cookware and domestic appliance company Groupe SEB, which was concluded in July 2004. The net proceeds from the sale of approximately €179.4 million were used to reduce indebtedness. Peter Cameron, the former chief executive officer of All-Clad, remained with us as chief operating officer of the Company and he has recently been appointed chief executive officer;

•	In January 2005 we raised a net €94.5 million cash from a rights issue which was used principally to acquire Royal Doulton plc, which we are now in the process of integrating with our existing Wedgwood operations.

•	In July 2005 we raised a further €96.5 million in cash from a rights issue, which is principally being used to fund a cost restructuring program throughout our operations.

Segmental Information

As a result of our growth and consolidation, we have become one of the leading designers, manufacturers and marketers of high-quality crystal, ceramics and premium cookware, and one of the world's leading luxury lifestyle goods companies.

Following the sale of the cookware company All-Clad and the acquisition of the ceramics business Royal Doulton, we have realigned our reporting segments into the following: Waterford Crystal, the Ceramics Group (incorporating the recently acquired Royal Doulton with Wedgwood and Rosenthal) and W-C Designs & Spring.

	Year ended March 31, 2003
Segment	Waterford Crystal	Ceramics Group	All-Clad	W-C Designs & Spring	Common Costs	Inter- segment adjustment	Consolidated Total
	(€ in millions)
Net sales	302.8	483.7	114.1	50.7	—	—	951.3
Depreciation/amortization.	19.8	20.3	6.0	0.6	—	—	46.7
Operating income/(loss) before exceptional charges	39.2	11.6	22.2	(3.2)	(12.5)	—	57.3
Exceptional charges	(4.5)	(31.2)	—	—	—	—	(35.7)
Operating income/(loss) after exceptional charges	34.7	(19.6)	22.2	(3.2)	(12.5)	—	21.6
Gains arising on conversion of US$ loans							9.7
Gain on sale of property, plant and equipment							5.1
Deficit arising on closed pension scheme							(3.9)
Net interest expense							(25.3)
Net income before taxes							7.2
Total assets at year end.	535.0	484.8	209.0	24.7	—	(378.7)	874.8
Capital expenditure	8.8	12.7	0.3	0.4	—	—	22.2

	Year ended March 31, 2004
Segment	Waterford Crystal	Ceramics Group	All-Clad	W-C Designs & Spring	Common Costs	Inter- segment adjustment	Consolidated Total
	(€ in millions)
Net sales	253.8	438.2	88.6	51.3	—	—	831.9
Depreciation/amortization	18.2	16.2	5.2	0.8	—	—	40.4
Operating income/(loss) before
exceptional charges	16.3	6.4	13.1	(2.4)	(11.7)	—	21.7
Exceptional charges	(7.7)	(28.8)	—	—	—	—	(36.5)
Operating income/(loss) after exceptional charges	8.6	(22.4)	13.1	(2.4)	(11.7)	—	(14.8)
Gain on sale of property, plant and equipment							6.0
Makewhole payment							(3.7)
Net interest expense							(32.4)
Net loss before taxes							(44.9)
Total assets at year end	584.1	514.9	197.9	24.2	—	(472.9)	(848.2)
Capital expenditure	18.0	16.7	0.5	0.1	—	—	35.3

	Year ended March 31, 2005
Segment	Waterford Crystal	Ceramics Group	All-Clad	W-C Designs & Spring	Common Costs	Inter- segment adjustment	Consolidated Total
	(€ in millions)
Net sales	221.7	441.5	24.2	45.2	—	—	732.6
Depreciation/amortization	15.7	20.8	1.7	0.8	—	—	39.0
Operating income/(loss) before exceptional charges	(21.7)	(52.7)	1.0	(1.2)	(13.1)	—	(87.7)
Exceptional charges	(27.0)	(65.2)		(8.4)	(7.4)	—	(108.0)
Operating (loss)/income after exceptional charges	(48.7)	(117.9)	1.0	(9.6)	(20.5)	—	(195.7)
Gain on sale of property, plant and equipment							3.8
Gain on sale of All-Clad business							103.2
Makewhole payment							(5.6)
Net interest expense							(54.9)
Net loss before taxes							(149.2)
Total assets at year end	631.6	576.9	—	14.9	—	(500.0)	723.4
Capital expenditure	5.8	6.1	0.0	0.2	—	—	12.1

Waterford Crystal includes the manufacture and distribution of Waterford® Crystal, Stuart® Crystal and Cashs Mail Order products. Ceramics Group includes the manufacture and distribution of our ceramics products including Wedgwood®, Royal Doulton® and Rosenthal®.

All-Clad operations were discontinued on July 27, 2004, their date of sale.

Operating income is the segmental measure of income reviewed by the chief operating decision maker.

Non-allocable overhead costs, such as those incurred by our head office are included under the heading common costs.

The inter-segment adjustment refers to inter-segment loans and trade balances.

Geographic Information

	Net Sales			Long lived assets
	Year ended March 31,			Year ended March 31,
	2003	2004	2005	2003	2004	2005
	(€ in millions)
Republic of Ireland	42.5	33.8	33.8	57.2	59.1	50.8
United Kingdom	125.8	92.4	106.0	87.2	89.1	98.3
United States of America	479.8	411.2	304.7	18.3	14.0	4.4
Japan	73.5	74.5	68.5	1.9	1.8	3.6
Germany	104.6	99.3	97.7	43.4	41.1	36.2
Rest of World	125.1	120.7	121.9	1.5	1.1	1.3
Total	951.3	831.9	732.6	209.5	206.2	194.6

Net Sales are attributed to countries based on the location of customers. There is no revenue from a single external customer that is 10% or more of our total revenues.

Waterford Crystal

Brands

We market a wide variety of high-quality crystal products under several brand names, primarily in the premium price segments of the crystal market. The majority of our crystal is produced at our manufacturing facilities in Ireland.

Waterford® Crystal

Waterford Crystal is our premium brand of crystal and its products comprise prestigious giftware, stemware, lighting, studio pieces, sporting trophies and commemorative items, all of which command leading market shares in their respective markets, especially in the US.

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

Stuart®

In 1995 we purchased the Stuart® crystal brand, a UK brand of premium crystal with a long established history of crystal production and a particularly strong presence in the UK and Australian markets. Stuart Crystal now markets a wide range of crystal that is differentiated by price, positioning and design from the Waterford® crystal and Marquis® by Waterford brands and comprises stemware, giftware, tableware and decorativeware focused on contemporary shapes incorporating traditional designs. In 1999, Jasper Conran was commissioned to design contemporary premium crystalware to update the Stuart Crystal range. This range was rebranded Jasper Conran at Waterford® Crystal in 2005.

The table below sets out the approximate percentage of net sales of Waterford Crystal by brand for the year ended March 31, 2005.

Year ended March 31, 2005
Waterford	73%
Marquis by Waterford	11%
Stuart	2%
Other group products	14%
Total	100%

Products

Giftware

The giftware category is of increasing importance and accounts for a growing proportion of overall sales across all of our Waterford Crystal brands. It includes table items, barware, decanters, bowls, vases, personal collectables and decorative giftware, corporate and executive giftware and Christmas items.

Stemware

There are approximately one hundred and fifty stemware patterns within the Waterford® range. Patterns are usually developed into suites, including wine glasses, water goblets, tumblers, spirit glasses and champagne flutes. Waterford® crystal patterns tend toward classical styles at premium prices and Marquis® by Waterford tends towards contemporary styling at more modest prices. John Rocha at Waterford® crystal offers a range of pure, simple designs, whose character is youthful and stylish. Stuart® crystal styling offers contemporary forms incorporating traditional designs and cutting patterns.

Lighting

Our principal lighting products are Waterford Crystal's chandeliers, wall fixtures, portable lighting, table lamps, candelabra and candlesticks. Chandeliers presently appear in locations ranging from Westminster Abbey in London to the Kennedy Center in Washington, D.C. The John Rocha at Waterford® crystal and the Jasper Conran at Waterford® Lighting ranges also include contemporary designer lightingware.

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

Waterford Holiday Heirlooms®

In 1997, Waterford Holiday Heirlooms® was launched as a further extension to the Waterford® brand. Waterford Holiday Heirlooms® comprise three categories—Mouth-Blown Glass Ornaments, Holiday Home Decor and Ceramic Giftware. Holiday Home Decor consists of pre-decorated trees, kissing balls and wreaths. Ceramic Giftware is hand-painted in gold. Holiday Heirlooms are designed with details from the Waterford Archives and stamped with the Waterford name.

Other Waterford licensed products

Waterford® Fine Flatware and WaterfordTM Silver Gifts are produced under license by Reed & Barton.

Other Group Products

Waterford® Fine China was launched as an extension to the Waterford® brand at the New York 1997 Table Top Show. Waterford Crystal also sells other group products in its retail and outlet stores.

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

The internationally recognized standards of ISO 9001 for quality and ISO 14001 for environmental management are in full operation throughout our Waterford Crystal manufacturing plants.

Our main crystal manufacturing plant is located in Kilbarry in Waterford, Ireland. A proportion of Waterford® crystal and Stuart® crystal and substantially all Marquis® by Waterford, equivalent to approximately 34% of our crystal products by net sales value, are outsourced to a small number of carefully chosen high-quality contract manufacturers worldwide. The selection of each external manufacturer is rigorous, in order to ensure that our high-quality standards are upheld.

Geographic Information

The US accounted for approximately three quarters of Waterford Crystal net sales in the year ended March 31, 2005. In addition, a substantial portion of Waterford Crystal net sales outside the US is also to US residents traveling abroad.

The table below sets out the percentage of our net sales of Waterford Crystal by geographic market for the year ended March 31, 2005.

Year ended March 31, 2005
North America	78%
Europe	21%
Rest of the World	1%
Total	100%

Design and product development

Brand repositioning

The brand repositioning strategy pursued in recent years has resulted in a marked shift in sales patterns away from stemware toward giftware, to the extent that giftware is now our single most important product category. At the same time, an increasing proportion of annual net sales is represented by new product introductions made within the previous twelve months.

New products and marketing

New products have been instrumental in driving annual net sales growth. The US continues to be by far the largest market for Waterford Crystal products. New crystal product introductions accounted for

21% of net sales in the year ended March 31, 2005. The performance of our new crystal products is based on a combination of continued emphasis on new product development, marketing strategies and enhanced customer service.

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

Ceramics Group

Brands

We market a wide variety of premium tableware, giftware and collectables in fine bone china, earthenware, stoneware and porcelain under a number of different brand names, the most important of which are described below. The majority of our tableware and giftware is produced at our manufacturing facilities in England, Germany and Indonesia.

Wedgwood®

Wedgwood® is a leading premium brand with an unbroken history of over 240 years. Its principal products are formal and casual tableware (which are produced in fine bone china, Queen's Ware® and porcelain), giftware, characterware (which are produced in fine bone china and earthenware, JasperTM, Queen's Ware® and Black Basalt®) and jewelry. There are separate ranges of products sold under the Wedgwood® brand which are offered specifically to the corporate sector, particularly hotels, restaurants and airlines. In addition, the licenses granted to international designers Vera Wang and Jasper Conran have further strengthened the Wedgwood® brand.

Royal Doulton®

Royal Doulton is a premium brand of contemporary quality ceramic and glassware products for the giftware, collectables and table top markets. Royal Doulton's principal brands are Royal Doulton®, Minton® and Royal Albert®.

Rosenthal®

Rosenthal® is a high-quality brand that offers a range of classic, sophisticated and traditional porcelain tableware and gifts. The Rosenthal® brand has been in existence since 1879 when Philipp Rosenthal first signed his painted porcelainware. The brand has developed to include not only table and giftware, but also art pieces and limited editions by world renowned artists in porcelain and crystal. Today the Rosenthal® brand includes Rosenthal studio-line®, Rosenthal classic® and Thomas®, as well as the licensed collections "Rosenthal meets Versace", "Bvlgari Home Designs" and "Laura Ashley by Hutschenreuther".

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

Hutschenreuther®

We acquired the Hutschenreuther® brand in August 2000. The product positioning of this brand is complementary to the Rosenthal range while extending Rosenthal's casual and gift offerings. Our acquisition of this brand made Rosenthal one of the largest ceramics manufacturers and suppliers in Germany. In autumn 2002, Hutschenreuther introduced a new lifestyle collection with three new patterns licensed from the archives of the British fashion and interior company Laura Ashley.

Johnson Brothers®

Johnson Brothers® brand, which was established in the UK over a century ago, offers fine earthenware tableware and giftware in the mid-price casual tableware market.

Other brands

Wedgwood acquired many of the most famous names in the English ceramics industry prior to its acquisition by Waterford in 1986. This has provided us with an array of recognized brand names (such as Coalport®, Crown StaffordshireTM, TuscanTM, J&G Meakin, Midwinter® and Bull in a China ShopTM), all of which are registered trademarks in the UK and other territories, and which can be used for special product lines or promotions. Early 20th century designs by Clarice Cliff and Susie Cooper have recently been revived and are currently enjoying popularity as collectors' items. Franciscan® is the key brand we use for our earthenware tableware in the US market, where the brand has higher consumer recognition than our other earthenware brands. Royal Doulton® and Coalport® are our key brands in the prestige UK figurine and collectables market and have shown market share advances in recent years. Mason's IronstoneTM, another of our ceramics earthenware brands with a long established history, comprises a distinctive highly colorful and decorative, yet traditionally English style of tableware and giftware. Thomas®, a brand with a strong European style, is directed towards the casual tableware and kitchenware market using contemporary shapes, with particular success in whiteware.

The table below sets out the approximate percentage of net sales of the Ceramics Group by brand for the year ended March 31, 2005.

Year ended March 31, 2005
Wedgwood	45%
Rosenthal	37%
Royal Doulton	7%
Others	11%
Total	100%

Royal Doulton net sales are for the period from its acquisition on January 17, 2005, to March 31, 2005.

Products

Tableware

Tableware constitutes the largest proportion of our Ceramics Group business. We currently have in excess of one hundred patterns of fine bone china, fine earthenware, porcelain and stoneware in production across our range of brands. Most of our tableware patterns are developed into a range of items, including dinner and side plates, cups and saucers, tea and coffee pots, creamers and sugar boxes, and soup, dessert and serving dishes. Wedgwood®, Royal Doulton®, Minton®, Royal Albert®, Rosenthal®, Thomas® and Hutschenreuther® offer products across the whole spectrum of the ceramics market from mid-range to the highest prestige items, such as Bvlgari.

Rosenthal has worked closely with many internationally renowned designers to create tableware designs such as "TAC" by Walter Gropius, "Suomi" by Timo Sarpaneva, "Moon" by Jasper Morrison and "Medusa" by Gianni Versace.

Over recent years, shifting consumer demand in the premium market has seen a greater emphasis on the development of less formal, more contemporary styles, resulting in more competitive pricing across most markets and sectors and has led to the introduction of mid-price collections, for example Wedgwood's Sarah's Garden and Grand Gourmet. Wedgwood has recently worked with designers such as Vera Wang, Nick Munro, Paul Costelloe and Jasper Conran in order to develop its business in these sectors.

Giftware

Giftware is an important and growing proportion of our ceramic sales. Items such as vases, bowls, clocks and picture frames are produced to complement some of our major tableware patterns. In addition, we also have a large range of single giftware items in fine bone china, stoneware and non-ceramic materials, most notably Wedgwood's signature ceramic body—the stoneware Jasper®, and the figurine collections sold under the Royal Doulton® and Coalport® brand names. Giftware is a central theme of the Rosenthal studio-line® range. That brand has a strong heritage in limited edition art pieces due to its experience with a wide range of international designers, such as Frank Stella, James Rizzi, Victor Vasarely, Henry Moore, Roy Lichtenstein and Salvador Dalì. Rosenthal studio-line reproduces the artwork of Andy Warhol and James Rizzi on unique gift lines. In May 2003, Rosenthal launched a new limited art collection by 17 internationally renowned artists commemorating the late Philip Rosenthal. Characterware includes Royal Doulton's "Bunnykins" and Wedgwood gift and tableware products, produced mainly in earthenware, which illustrate classic childhood characters, the most famous of which is Beatrix Potter's "Peter Rabbit".

Collectables

We produce many ceramic figures and figurines in our collectable ranges, from familiar nursery figures to children's storybook favourites, ladies of fashion and elegance, limited edition and subscription only products.

Licensed Product

Wedgwood licences the use of its Wedgwood® brand name to endorse various high-quality items such as tea, coffee, gourmet foods and linens. Over 90% of the sales of these items are in Japan. Total sales of food products were €10.4 million for the year ended March 31, 2005. Wedgwood flatware is produced in the US under licence by Oneida Limited.

Crystal

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

Furniture

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

Whether produced in the traditional manner or by dust press, our ceramicware is allowed to dry before being fired, glazed, fired again, decorated and fired for a third time. For many traditional designs, particularly in the case of fine bone china, we apply decorations by hand using decals ("lithos"). Our most exclusive items may be hand decorated, gilded and fired several times over, as successive layers of decoration are added.

Most of our contemporary fine bone china and earthenware patterns now have decoration applied by multi-color printing. In the case of our earthenware and some bone china ware this is done after the first firing and before glazing so that only two firings are required in total.

Our ceramic manufacturing sites are currently located at Barlaston and Longton in Stoke-on-Trent in the UK, at Rosenthal-am-Rothbühl and Thomas-am-Kulm in Germany and at Jakarta in Indonesia. We outsource approximately 26%, by net sales value of our Ceramic Group products.

Manufacturing development

We are committed to maintaining our position at the forefront of manufacturing technological development in ceramics. In recent years many new techniques have been introduced to the manufacturing process, which have reduced process and handling times and manual labor content. We have consolidated our ceramic production into dedicated production facilities allowing each facility to specialize in either flatware, holloware or castware, rather than manufacturing the whole product range.

Our technical developments in recent years include the extension of dust pressing to the majority of our flatware production, the introduction of fast fire biscuit kilns (which reduce firing time from twenty four hours to seven and one half hours) and fast firing decorating kilns (which reduce firing times from 8 hours to just sixty minutes), the development of automated casting, pressure casting, automated glazing and the extension of the use of multi-printing for earthenware and many fine bone china tableware patterns.

We have made significant investment on casting and glazing machines, automated cup cells, new earthenware glost kilns, six-color printing and automated handling machinery. Developments continue in many areas, particularly glaze technology, dust pressing, automated casting, automated handling, automated decoration and lining, our use of computer-aided design and modeling, die making, and heat release pattern application.

We pursue an active policy of providing safe systems of work and high standards of environmental management. ISO 9002, the internationally recognized quality standard, has been in operation throughout our UK based manufacturing operations since 1997. We continue to invest in the latest manufacturing technology

Geographic Information

In the year ended March 31, 2005, the UK was the largest sales market for ceramics followed by Germany, Japan, then the US.

The table below sets out the percentage of our net sales of ceramics by geographic market for the year ended March 31, 2005.

Year ended March 31, 2005
Europe	58%
Asia-Pacific.	23%
North America	18%
Rest of World	1%
Total	100%

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

The ranges of Vera Wang at Wedgwood and Jasper Conran at Wedgwood both launched strong new patterns in the US, UK and elsewhere in Europe to further critical acclaim with the first entry into the casual sector for a Wedgwood designer association.

Royal Doulton

Royal Doulton is a classic English brand name in tableware and ceramics with an operating history dating back to 1815. Creativity and craftsmanship have always been essential ingredients in the brand's success. Today the brand stays abreast of the latest lifestyle trends with major figures from the world of fashion, such as modern fashion icon Zandra Rhodes and award winning designer Julien MacDonald.

Two further leading brands—Minton® and Royal Albert®—complete the Royal Doulton stable of brands.

Since it was established in 1793, Minton's design and production work has been characterised by a bold mix of innovation and tradition, aesthetic design and new technology, Englishness and cosmopolitanism. Its most popular design, Hadden Hall tableware, was launched in 1948 and is still in production today. Royal Albert, taking its name from Prince Albert, who ascended to the English throne in 1936 as King George VI, is responsible for the most popular bone china tableware pattern in the world. Old Country Roses, launched in 1962, has since sold over 100 million pieces worldwide and remains an exemplary product of the potter's art. Royal Albert continues to update its romantic, fashionable image through a license agreement with English fashion icon Zandra Rhodes.

Rosenthal

Rosenthal has a reputation for working extensively with internationally renowned designers, and for avant-garde design particularly in the Rosenthal studio-line® range and the "Rosenthal meets Versace" collection. Product development is based on creating products that are suited to the various lifestyles of targeted end-consumers. Our relationships with internationally recognized lifestyle labels and brands, such as Versace and Bvlgari, aim at utilizing the competencies and skills of all parties—the quality, skill and beauty of Rosenthal products with the strength and flair of other strong market leaders in their respective fields.

Rosenthal has sought to lead the industry in modern, avant-garde design by enlisting the help of internationally renowned designers and artists such as Walter Gropius, Timo Sarpaneva, Tapio Wirkkala, Mario Bellini and Bjorn Wiinblad to design Rosenthal products and build Rosenthal's brand name.

In February 2002, Rosenthal launched the first collection in its Andy Warhol range. Rosenthal has secured the worldwide license for reproduction of the entire portfolio of Andy Warhol's works and designs in crystal and ceramics. New products for Rosenthal studio-line® focus on giftware from the studios of internationally recognized designers such as Jasper Morrison, Platt and Young, Michael Young and Stefanie Hering. The heritage collection of the Rosenthal range continues to create the elegant acid-etched patterns for which Rosenthal is famous. Rosenthal also continues to work with the Versace design team to introduce new designs from the Versace portfolio.

Rosenthal also continues to streamline its products and ranges, in order to allow new products to play an increasingly important role in the further development of our ceramic business.

All-Clad

We disposed of All-Clad on July 27, 2004 and consequently our results of operations only include All-Clad for the period from April 1, 2004 to July 27, 2004.

W-C Designs & Spring

Brands

Waterford® Linens was launched in 1995 as an extension to the Waterford® brand and is sold under a licensing agreement which is held by W/C Imports, Inc., trading as W-C Designs, a 100% subsidiary of Ashling Corporation. On July 1, 2001, we acquired 86.5% of the outstanding stock of Ashling Corporation from Fitzwilton Limited, a company controlled by Sir Anthony O'Reilly and Peter John Goulandris, two of our principal shareholders and the Chairman and Deputy Chairman of our Board of Directors, respectively. The sales of Ashling Corporation were approximately $30.3 million in 2001, the year of acquisition, and were $40.8 million in the year ended March 31, 2005. See "Item 7—Major Shareholders and Related Party Transactions".

We market Premium cookware under SpringTM cookware brand name.

SpringTM

In May 2002, we acquired certain assets—including, most notably, the SpringTM brand—of Spring AG, a Swiss luxury cookware company, which specialized in high-quality household cookware as well as professional cookware and food serving equipment for elite restaurants and hotels.

The table below sets out the approximate percentage of our Sales of W-C Designs & Spring by brand for the year ended March 31, 2005.

Year ended March 31, 2005
W-C Designs	72%
Spring	28%
Total	100%

Products

Waterford® Linens

W-C Designs markets Waterford® Linens under licence from Waterford Crystal. Using linen, cotton sateen and damask in both contemporary and traditional designs, the collections include tablecloths, placemats, table runners and napkins to complement and complete collections of our dinnerware, glassware and lifestyle products.

Cookware

SpringTM cookware comprises a range of premium items in the top price point range and are aimed specifically at the professional chef and enthusiastic amateur.

Manufacturing

W-C Designs and Waterford Linens are outsourced to specialist manufacturers primarily located in the Far East.

Sourcing

All SpringTM products are outsourced, primarily in the Far East.

Products

Geographic Information

W-C Designs & Spring net sales are predominantly in the US. The table below sets out the percentage of our net sales of W-C Designs & Spring by geographic market for the year ended March 31, 2005.

Year ended March 31, 2005
North America	86%
Europe	11%
Asia-Pacific	1%
Rest of World	2%
Total	100%

Design and Product Development

Waterford Linens are regularly being developed in close conjunction with the design and marketing teams at both W-C Designs and Waterford Wedgwood USA.

The SpringTM brand is recognized in Switzerland and parts of continental Europe and we plan to develop its presence in the US.

Marketing, Distribution and Retail Network

We employ our own sales forces in the Republic of Ireland, the UK, the US, Japan, Hong Kong, Singapore, Taiwan, Australia, Canada, Germany and Italy. In other markets, we use independent representatives or we sell directly to retailers. We reinforce our marketing efforts through an advertising program, particularly in the US, the UK, Asia, Germany, Italy and Ireland, advertising primarily in quality magazines. We also use a variety of other advertising methods and media, including the Internet.

We have a strong retail network in the UK, US, Japan, Australia, Germany and the Asia-Pacific region with the majority of sales being made through specialty retail outlets that are either independently owned, wholly-owned by us or operated through in-store concessions whereby we rent space in a store ("shop-in-shop"). As at March 31, 2005, we had 689 outlets throughout the world of which 494 were shop-in-shop locations. We operate a program of regular refurbishment of these outlets in order to ensure that the presentation of our products in these retail stores is maintained at a consistently high level.

Historically, we have distributed our products through separate established distribution channels, so as to specifically target consumers of those products. More recently, we have begun to use the existing distribution networks of our premier brands to market and sell more of our other products through the same distribution channels.

Waterford, Wedgwood and Royal Doulton

Our sales in the US are made primarily through department stores and specialty retailers. A significant part of department store and specialty retailer sales are made through bridal registries. We also operate business divisions to operate our own retail stores and to expand the hotelware, executive gifts and incentives businesses. There are currently 57 wholly-owned Waterford Wedgwood outlets in the US, with plans for selective further growth in target locations. Waterford Crystal also sells its products through catalogs mailed into the US.

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

In the Asia-Pacific region we have companies or branch offices with distribution, marketing and sales operations in Japan, Hong Kong, Singapore and Taiwan. Japan is a key market for Wedgwood branded products, where it is the leading imported premium ceramic brand. Japanese citizens traveling abroad have also generated significant retail sales for the Wedgwood brand in locations as far as Hong Kong, London and Hawaii. However, the significant reduction of tourism in recent years has had a detrimental impact on both Wedgwood's and Royal Doulton's retail sales in these tourist areas.

Rosenthal

Rosenthal's brand awareness and sales strengths lie primarily in Europe, specifically in the German speaking countries and in Italy and Scandinavia. Rosenthal subsidiaries distribute both Rosenthal® and Wedgwood® branded products in Italy, France, Sweden, Austria and Switzerland. Rosenthal operates its own distribution system in the US market. Distribution arrangements for Rosenthal in Canada, Japan and the UK are undertaken by Wedgwood.

All-Clad and Spring

Substantially all of our premium cookware sales up to July 27, 2004 were made by All-Clad in the US, through department stores and specialty retailers. However, we have begun to expand into other retail outlets and non-US markets with our Spring brand, following the disposal of All-Clad in July 2004.

Competition

We compete worldwide, primarily with other international manufacturers of high-quality crystal and ceramics and other premium gift and luxury lifestyle products including premium cookware, kitchenware, bakeware and linen. Competition is based principally on product design, quality, brand image and reputation and price. National markets tend to be fragmented with indigenous producers accounting for the greater part of sales in those markets. In addition, our products are in competition with other luxury branded products such as fashion accessories, clothing, jewelry, perfumes, giftware and homeware. In all cases, the brands or the manufacturers of such products have consumer-identifiable prestigious reputations.

One of the prime objectives of the crystal business in developing the Marquis® by Waterford brand was to gain crystal market share by offering consumers products with a Waterford Crystal endorsement in a price and design segment of the market in which Waterford Crystal previously had no product offering. The marketing of new Waterford Crystal products at lower price points, the introduction of John Rocha at Waterford® crystal, Jasper Conran at Waterford® Crystal, Sarah's Garden, Grand Gourmet, Jasper Conran Casual and 101 and the development of mid-price designer ranges by Rosenthal are all designed to meet the increase in consumer demand for less formal, mid-price point products, without compromising our premium brands Waterford®, Wedgwood®, Royal Doulton®, Rosenthal®, and SpringTM.

Our products, whether Waterford crystal®, Rosenthal® porcelain, Wedgwood® or Royal Doulton® fine bone china, are characterized by having significant market shares in many of the markets in which they operate.

In the US, Waterford® is the leading brand of fine crystal, with an estimated 39% market share including Marquis. Wedgwood® is ranked as the number two brand of formal dinnerware by sales, with an estimated 19% market share in the US. Waterford® Fine China is ranked as the number four brand of fine china by net sales, with an estimated 8% market share. The combined market share of Wedgwood® and Waterford® Fine China in the US is estimated to be approximately 27% of the formal china market and is second only to Lenox, which is estimated to have a 41% share of that market.

In the UK, we estimate that Wedgwood® is ranked as the number one brand of fine bone china by net sales with an estimated 20% market share. We estimate Royal Doulton® has a 10% share of the UK fine bone china market. In independent research Waterford® crystal was ranked as the number one brand for quality in the UK. In addition, we believe that Waterford® and Stuart® are ranked as the number one brands of high-quality crystal by sales, with an estimated 25% to 30% market share.

In Germany, Rosenthal® is ranked as the number one brand of ceramicware by sales, with an estimated 38% market share. In Japan, Wedgwood® is ranked as the leading brand by sales of imported fine china. In the Republic of Ireland, we believe that Waterford® is ranked as the number one brand of high-quality crystal by sales, with an estimated 60% to 65% market share.

Suppliers

We depend on outside suppliers for the raw materials used in the production of our crystal, fine bone china, fine earthenware, stoneware, stainless steel, copper and aluminum products.

Although a significant portion of our raw material supplies for crystal, ceramics and premium cookware products are purchased from a limited number of sources, we believe that we could obtain adequate supplies from alternative sources and that the termination of relations with any particular supplier would not have a material adverse effect on our business.

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

Outsourced products accounted for 34% of net sales of crystal in the year ended March 31, 2005. The number of sources for crystal outsourced products at March 31, 2005 amounted to less than 10, primarily in Germany and other European countries. We do not believe that the termination of relations with any particular supplier would have a material adverse effect on our business.

Ceramics

The main ingredients of all ceramicware are various clays, feldspar and, in the case of bone china, calcinated animal bone. Approximately two-thirds of the suppliers of the raw materials for Wedgwood's fine bone china and fine earthenware products are based in the Potteries region, in the vicinity of Wedgwood's and Royal Doulton, premises in the UK, with a majority of the balance based in the rest of the UK. Rosenthal obtains approximately 15% of its raw materials from Spain. Historically, neither Wedgwood nor Rosenthal has experienced difficulties in obtaining any of their ceramic raw materials.

Premium cookware

Spring premium cookware is all outsourced. We do not believe that the termination of relations with any particular supplier would have a material adverse effect on our business.

Our Restructuring Program

The economic downturns in the US, Europe and Japan in recent years, the terrorist attacks in the US on September 11, 2001 and the geopolitical instability and armed conflicts that have followed have had an adverse impact on our sales, as consumers reduced purchases of luxury items in the face of difficult economic conditions. Further, the related decline in tourism has also had an adverse impact on our sales. We have responded by restructuring and refocusing our business.

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

In July 2003, we announced a further restructuring of the Waterford operations in Ireland, allowing us to further reduce our ongoing operating costs and decrease the number of employees. The key elements of this package were to maximise the utilization of the existing technology asset base, to reduce premium cost overtime and shiftwork, to reduce associated overhead cost structures and other efficiency and cost improvement measures.

In September 2004, we announced a period of seven weeks short-time working up to March 31, 2005 to further reduce costs and inventories.

Wedgwood restructuring program

In 2001, we announced a restructuring program for our Wedgwood operations with the objective of lowering our operating costs and improving operating efficiencies by consolidating our warehousing operations in the UK, making greater use of technology and devolving certain Wedgwood central sales and administrative functions to operations in the markets. See note 6.(a) to our Consolidated Financial Statements.

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

Rosenthal restructuring program

During the year ended March 31, 2003, we completed the integration of Hutschenreuther's operations into those of Rosenthal which has allowed us to reduce our costs and decrease the number of our employees. See note 6.(b) to our Consolidated Financial Statements.

2005 Restructuring program

In our trading update on March 14, 2005, we indicated that we were reviewing our fixed cost base in order to seek to return to sustainable profitability at existing demand levels and current exchange rates.

The resulting restructuring program announced on May 4, 2005, which is being financed by a rights issue, is designed to remove excess capacity, improve manufacturing efficiency and to enable a more complete integration of the Wedgwood division with Royal Doulton.

Key features of the proposed restructuring program are as follows:

•	€90 million restructuring investment will be targeted across the Group with the objective of achieving annualized savings of approximately €90 million once fully implemented. We expect to largely achieve the savings by December 2006;

•	it is anticipated that the total number of personnel employed by the Group will reduce by about 1,800 when the proposed restructuring is completed;

•	removal of excess capacity: about €30 million will be spent on restructuring at Waterford Crystal and Rosenthal in order to remove excess capacity. At Waterford Crystal, the Dungarvan plant will be closed;

•	overhead reduction: investment of €24 million is planned to reduce overheads at Waterford Crystal, Rosenthal and at Group level and to upgrade manufacturing facilities in Waterford Crystal and Rosenthal;

•	the combined effect of these proposed actions is expected to be a reduction in the number of employees at Waterford Crystal by 485, at Rosenthal by 160 and across the wider Group by 200; and

•	Wedgwood-Royal Doulton integration savings: following completion of the acquisition of Royal Doulton on January 17, 2005, the Group has identified opportunities for more savings than originally envisaged. We plan to invest a total of €36 million (of which €6.5 million had been spent at June 16, 2005) to achieve savings in manufacturing, retail operations, administration, and warehousing efficiencies. These proposed actions are expected to reduce the numbers employed by Wedgwood and Royal Doulton by a combined total of 950 worldwide, of which about 450 had left the business as at June 16, 2005.

Distribution

Our products are distributed from our principal distribution centers located in the Republic of Ireland, the UK, Germany and the US and from smaller distribution facilities located in Japan, Australia, Canada, Italy, France, Taiwan, Switzerland, Sweden, Hong Kong and Singapore.

Intellectual Property

The names "Waterford®", "Wedgwood®", "Royal Doulton®", "Minton®", "Royal Albert®", "Rosenthal®", "SpringTM", Waterford Crystal's seahorse device, Wedgwood's "W" device, and Rosenthal's crossed swords device are our principal trademarks.

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

The name "Wedgwood®" is the trademark carried by the fine bone china, fine stoneware and fine earthenware products of Wedgwood Limited and its subsidiaries and is registered in most countries in the world in which we operate or sell product including the UK, the US, Japan, Australia and Canada. The Wedgwood W device symbol appears on the reverse side of all Wedgwood fine bone china products.

Other registered trademarks of Wedgwood Limited include Coalport®, Adams, Mason's IronstoneTM, JasperTM, Johnson Brothers® and Franciscan®. Many Wedgwood patterns and pattern names are registered selectively, mainly in Japan and the US.

Royal Doulton®, Minton®, Royal Albert® and Doulton & Co.® are the principal trademarks applied to the fine bone china and fine bone china products of Royal Doulton (U.K.) Ltd and its subsidiaries, and they are registered in most of the countries in the world where we have operations, or sell product.

Rosenthal® and Thomas® are the principal trademarks applied to the porcelain products of Rosenthal AG and its subsidiaries. Rosenthal®, Thomas®, Hutschenreuther® and Rosenthal's crossed swords device, are registered trademarks in many countries around the world, principally in Europe and North and South America.

SpringTM is the principal trademark carried by our premium cookware products. SpringTM is a registered trademark in many countries including the US, the UK and Switzerland.

The trademarks Versace and Bvlgari are owned by Versace SpA and Bvlgari SpA, respectively, and licensed to us for use in our co-branded products.

We believe that our intellectual property is material to our business and it is our policy to register and protect by all lawful means our principal trademarks, including common law protection, wherever possible. We seek to protect our intellectual property rights by registering appropriate Internet domain names and by taking such steps as are necessary, including litigation, to ensure that Internet cyber-squatters do not use domain names that might impair our intellectual property rights.

Health and Safety

We pursue an active policy of providing safe systems of work and on-the-job safety training for all relevant employees. The effectiveness of our Health & Safety Policy is maintained by each division through systematic review.

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

Based on the evidence of periodic environmental auditing, we believe that our operations are in compliance in all material respects with applicable environmental laws and regulations. We are not aware of any pending legal proceedings relating to environmental regulations that are likely to have a material adverse effect on our consolidated financial position or results of operations.

Organizational Structure

Listed below are the principal subsidiary companies that comprise the Group, as at September 16, 2005.

Name	Registered office and jurisdiction of incorporation	Nature of business
Manufacturing
Josiah Wedgwood & Sons Limited	Barlaston, Stoke-on-Trent, England	Ceramic tableware/giftware manufacturer
P. T. Doulton	Tangerang, Indonesia	Ceramic tableware/giftware manufacturer
Rosenthal AG	Selb, Germany	Ceramic tableware/giftware manufacturer

Name	Registered office and jurisdiction of incorporation	Nature of business
Waterford Crystal Limited(1)(2)	Kilbarry, Waterford, Ireland	Crystal glass manufacturer and distributor
Distribution
Stuart & Sons Limited(1)	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Australia Limited	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Canada Inc	Toronto, Canada	Distributor
Waterford Wedgwood USA, Inc	New York, USA	Distributor
Waterford Wedgwood Japan Limited	Tokyo, Japan	Distributor
Waterford Wedgwood Retail Limited	Barlaston, Stoke-on-Trent, England	Retailer
Josiah Wedgwood & Sons (Exports) Limited	Barlaston, Stoke-on-Trent, England	Exporter
Josiah Wedgwood (Malaysia) Sdn. Bhd	Kuala Lumpur, Malaysia	Retailer
Waterford Wedgwood Trading Singapore Pte. Limited	Singapore	Distributor
Waterford Wedgwood (Taiwan) Limited	Taipei, Taiwan	Distributor
Wedgwood GmbH	Selb, Germany	Sales Office
W/C Imports Inc	California, USA	Linen Distributor
Spring Switzerland GmbH(1)	Switzerland	Distributor
Spring USA Corporation	Delaware, USA	Distributor
Cashs Mail Order Limited(1)(2)	Kilbarry, Waterford, Ireland	Distributor
Royal Doulton (U.K.) Limited	Stoke-on-Trent, England	Distributor
Royal Doulton Australia Pty. Limited	Sydney, Australia	Distributor
Royal Doulton Canada Limited	Toronto, Canada	Distributor
Royal Doulton Hong Kong Limited	Hong Kong	Distributor
Royal Doulton Japan KK	Tokyo, Japan	Distributor
Royal Doulton USA, Inc	New Jersey, USA	Distributor
Finance
Statum Limited	Barlaston, Stoke-on-Trent, England	Finance
Other
Waterford Wedgwood UK plc(1)	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Wedgwood Limited	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Waterford Wedgwood Inc	Delaware, USA	Subsidiary holding company
Waterford Glass Research and
Development Limited(1)(2)	Kilbarry, Waterford, Ireland	Research and development
Dungarvan Crystal Limited(1)(2)	Kilbarry, Waterford, Ireland	Dormant
Waterford Crystal (Manufacturing) Limited(2)	Kilbarry, Waterford, Ireland	Dormant
Waterford Wedgwood Employee Share Ownership Plan (Jersey) Limited(1)	St. Helier, Jersey	Trustee company
Waterford Wedgwood GmbH	Selb, Germany	Subsidiary holding company
Waterford Wedgwood Linens Inc.(1)	Delaware, USA	Subsidiary holding company
Ashling Corporation	California, USA	Subsidiary holding company
Royal Doulton plc	Stoke-on-Trent, England	Subsidiary holding company

(1)	Immediate subsidiaries of Waterford Wedgwood plc. Our other subsidiaries are included in the financial statements in accordance with Regulation 4(1)(d) of the European Communities (Companies: Group Accounts) Regulations, 1992. With the exception of Rosenthal AG, of which we own 89.8%, Ashling Corporation, of which we own 86.5%, Spring USA Corporation, of which we own 60% and PT Doulton of which we own 95%, all subsidiary companies are 100% owned. All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited, which operates in Australia.

(2)	Companies covered by guarantees in accordance with Section 17 of the Companies (Amendment) Act, 1986 of the Republic of Ireland. See note 24 to our Consolidated Financial Statements.

Property, Plant and Equipment

Through our subsidiary companies, we hold freehold or leasehold interests in premises used for manufacturing, warehousing, wholesaling, retailing or administration in Ireland, the UK, Germany, the US, Canada, Japan, Australia, Hong Kong, Singapore, Taiwan, France, Italy, Sweden, Austria, Belgium and Switzerland. The table below identifies our principal properties as at September 16, 2005:

Location	Approximate sq. ft. area	Title	Nature of Activities
Indonesia
Tangerang, Indonesia	463,000	Freehold	Manufacture and warehousing of fine china. Includes administration facility.
Ireland
Kilbarry, Waterford	565,000	Freehold*	Manufacture and warehousing of crystal glass. Includes administration facility.
Dungarvan	175,000	Freehold*	Manufacture of crystal glass. Includes administration facility.
UK
Barlaston, Stoke-on-Trent	874,000	Freehold*	Manufacture of fine bone china and earthenware. Includes administration facility.
Longton, Stoke-on-Trent	185,000	Freehold*	Manufacture and warehousing of fine bone china and earthenware.
Stone, Staffordshire	213,000	Operating Lease	Warehousing. Includes administration facility.
Germany
Rosenthal-am-Rothbuhl	565,000	Freehold	Manufacture and warehousing of porcelain. Includes administration facility.
Thomas-am-Kulm	337,000	Freehold	Manufacture and warehousing of porcelain. Includes administration facility.
US
Wall, NJ	255,000	Operating lease	Warehousing. Includes administration facility.

*	Pledged as collateral for obligations under our Facility Agreement and our Mezzanine Notes.

Item 5—Operating and Financial Review and Prospects

You should read the following discussion together with our Consolidated Financial Statements and their related notes contained in this annual report. We have prepared our Consolidated Financial Statements in accordance with Irish GAAP, which differs in certain significant respects from US GAAP. A discussion of the principal differences relevant to our Consolidated Financial Statements and a reconciliation to US GAAP of our net income and shareholders' equity for certain of the financial periods discussed in this section is set forth in note 31 to our Consolidated Financial Statements included elsewhere in this annual report.

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

Overview of Our Business

We are one of the world's leading designers, manufacturers and marketers of branded luxury lifestyle products, including high-quality crystal, ceramics (including fine bone china, fine porcelain and earthenware) and premium cookware. Our portfolio of established luxury lifestyle brands includes Waterford® crystal, Wedgwood®, Royal Doulton® and Royal Albert® fine bone china, Rosenthal® porcelain and SpringTM premium cookware, among others. In addition, we have well established co-branding relationships with a range of leading designers and celebrities, including Versace, John Rocha, Jasper Conran, Vera Wang, Emeril Lagasse, the Andy Warhol Foundation, Bvlgari and Paul Costelloe.

We operate four principal segments: Waterford Crystal, Ceramics Group, W-C Designs & Spring and Common costs. In the fiscal year ended March 31, 2005, Waterford Crystal accounted for 30% of our net sales (€221.7 million), of which Waterford® branded products (including Marquis® by Waterford) accounted for 85% of such net sales; Ceramics Group accounted for 60% of our net sales (€441.5 million), of which Wedgwood® branded products accounted for 52% of such net sales and Rosenthal® branded products accounted for 41% of such net sales; W-C Designs & Spring accounted for 6% of our net sales (€45.2 million), of which W-C Designs products accounted for 72% of such net sales; and discontinued operations account for 4% of our net sales, all of which relate to our former All-Clad business.

Net sales by segment

We generated net sales of €951.3 million, €831.9 million and €732.6 million in the years ended March 31, 2003, 2004 and 2005 respectively.

Waterford Crystal

Waterford Crystal has accounted for a decreasing percentage of our net sales in recent years, primarily due to the strong growth of our All-Clad cookware business and as a result of the decrease in demand for luxury lifestyle products. In the fiscal years ended March 31, 2003, 2004 and 2005, crystal accounted for 31.8% (€302.8 million), 30.5% (€253.8 million) and 30.3% (€221.7 million) of our net sales, respectively.

Ceramics Group

Ceramics Group has generally accounted for an increasing percentage of our net sales in recent years, primarily as a result of the sale of our All-Clad business in 2004 and declining sales and adverse currency movements in our Waterford Crystal Business. See "—Principal Factors that Affect Our Results of Operations and Financial Condition—Strong competition in the ceramics market". In the fiscal years ended March 31, 2003, 2004 and 2005, ceramics accounted for 50.8% (€483.7 million), 52.7% (€438.2 million) and 60.3% (€441.5 million) of our net sales, respectively.

All-Clad

Until the sale of All-Clad in July 2004, All-Clad sales accounted for an increasing percentage of our net sales in recent years, primarily due to the introduction of new product lines, such as Emerilware. In the fiscal years ended March 31, 2003, 2004 and 2005, All-Clad accounted for 12.0% (€114.1 million), 10.7% (€88.6 million) and 3.3% (€24.2 million for the four months to July 26, 2004) of our net sales, respectively.

W-C Designs & Spring

W-C Designs & Spring has accounted for an increasing percentage of our net sales in recent years, primarily as a result of declining sales and adverse currency movements in our Waterford Crystal Business. In the fiscal years ended March 31, 2003, 2004 and 2005, W-C Designs & Spring accounted for 5.3% (€50.7 million), 6.2% (€51.3 million) and 6.2% (€45.2 million) of our net sales, respectively.

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

In recent years the challenging trading conditions in the US, Europe and Japan (accounting for 41.6%, 42.0%, and 9.4%, respectively, of our net sales in the year ended March 31, 2005), the continued weakness of the US dollar against the euro and UK pound sterling, the terrorist attacks in the US on September 11, 2001 and the geopolitical instability and armed conflict which have followed have had an adverse impact on our sales, particularly on our sales of Waterford Crystal and Ceramics Group, during the fiscal periods covered in this section, as consumers have reduced purchases of luxury items.

Our net sales of Waterford Crystal and Ceramics Group products in the US, where our products have traditionally been distributed largely through department stores, have also been affected by the recent decline in US department store sales generally, reflecting in part the increasing interest by US consumers in alternative shopping forums, including outlet and discount stores, specialty stores, the Internet and mail order catalogs. Our efforts to leverage and broaden our multi-channel distribution network are intended to counteract this trend by attempting to distribute more of our luxury lifestyle products through alternative shopping forums such as specialty stores, through the Internet and our mail order business.

Exchange rate fluctuations

We are subject to risks from exchange rate fluctuations, since a substantial portion of our net sales are denominated in currencies other than our reporting currency, the euro, particularly US dollars, UK pounds sterling, and Japanese yen, while our expenses are denominated largely in euro and UK pounds sterling. For example, during the year ended March 31, 2005, approximately 42% of our net sales were in US dollars, 24% were in euro, 14% were in UK pounds sterling, 9% were in Japanese yen and the balance was in other currencies, while approximately 48% of our operating costs were denominated in euro, since the majority of our manufacturing facilities are located in Ireland and Germany. In general, when currencies in which we incur our costs strengthen against other currencies in which we earn revenues, our results of operations are negatively affected to the extent we are unable to recover our increased costs through price increases in the countries in which we earn revenues. Conversely, depreciation of the currencies in which we incur our costs has a positive impact on our results of operations. Our net sales of Waterford Crystal are particularly exposed to fluctuations in the rate of exchange between the US dollar and the euro because a significant portion of those sales occurs in the US. Our net sales of ceramics are less exposed to fluctuations in the value of the euro because a higher proportion of Ceramics Group sales occur within the euro zone. To the extent that our net sales of Ceramics Group are exposed to the fluctuations in the value of the euro, this is primarily with respect to the value of the euro against the yen since we sell a substantial portion of our Ceramics Group products in Japan. Our net sales of Spring/W-C Designs are exposed to fluctuations in the rate of exchange between the US dollar and the euro because nearly all of those sales occur in the US. However, such fluctuations in the exchange rate do not have a material impact on our Spring/W-C Designs operating income because we purchase significantly all of our product using US dollars.

We also incur exchange rate risk whenever we enter into any other transaction, including borrowing funds, in a currency other than euro.

It is our policy to protect future revenues by selling currency forward in respect of a portion of our revenues, as a means of hedging our future revenues against fluctuations caused by exchange rate movements. We net our expected future trading flows by currency and, where we consider it appropriate, we partially hedge up to three years in advance. During the year ended March 31, 2003 we elected to cancel a portion of our outstanding forward currency contracts for 2003. Gains from the use or cancellation of such hedging instruments helped to counteract the fall in value of the US dollar versus the euro and a fall in the value of the Japanese yen versus the UK pound sterling in 2003, and contributed to an improvement in our operating income for the year ended March 31, 2003 of approximately €10.4 million.

During the year ended March 31, 2004 we elected to cancel a portion of our outstanding future years forward cover, resulting in a further gain of €1.2 million during fiscal 2004.

For the year ended March 31, 2005 we realized our US dollar receipts at an average exchange rate of US$1.25 to €1.00 and we realized our Japanese yen receipts at an average exchange rate of ¥192.66 to £1.00.

Currently, for the year ending March 31, 2006, we have hedged 91.3% of our anticipated US dollar receipts at an average exchange rate no worse than $1.31 to €1.00 and 57.3% of our anticipated Japanese yen receipts at an average exchange rate of ¥186.17 to £1.00.

If we did not hedge our currency exposures, we estimate that in the year ended March 31, 2005 a one cent (¢1) decline in the value of the US dollar against the euro would have increased our operating loss by €0.6 million and a ten yen (¥10) decline in the yen against the UK pound sterling would have increased our operating loss by €1.7 million.

Capital structure

During the year ended March 31, 2004, we entered into a refinancing package designed to improve the Group's liquidity, extend the maturity of its indebtedness and provide it with a more stable long-term capital structure (the "2003 Refinancing"). The principal elements of the 2003 Refinancing were (1) an offering of €166 million in principal amount of 9 7/8% Mezzanine Notes due 2010 (the "Mezzanine Notes"), (2) the issuance of 3 new stock units (each comprising a new Ordinary Share of the Company and a new Income Share in WW UK which are "stapled" together) for every 11 stock units at a price of €0.18 per new stock unit (the "2003 Rights Issue"), (3) entry into the Second Amendment and Restatement Agreement for the €347,542,854 Revolving Credit Facility and Bilateral Facilities for Waterford Wedgwood plc, Waterford Wedgwood UK plc, certain of their subsidiaries, the Governor and Company of the Bank of Ireland and The Royal Bank of Scotland, as mandated lead arrangers, dated November 26, 2003 (the "Amended Revolving Credit Facility") (which included certain Bilateral Facilities on a committed basis), (4) entry into an Amendment and Restatement Agreement in relation to $95 million of 8.75% Secured Senior Notes due 2008 of Waterford Wedgwood Finance, Inc. (the "Secured Senior Notes"), dated November 26, 2003 (the "Amended Purchase Agreement") and (5) a new term loan for Rosenthal.

On November 25, 2003, we issued the Mezzanine Notes, which are guaranteed by certain of the Company's subsidiaries. The net proceeds from the offering of the Mezzanine Notes, after deducting the estimated expenses of the offering and the applicable underwriting discounts and commissions, were approximately €156.8 million.

On November 26, 2003, we entered into the Amended Revolving Credit Facility. The terms of the Amended Revolving Credit Facility required that €81.5 million of the net proceeds of the offering of the Mezzanine Notes and €26.4 million of the net proceeds of the 2003 Rights Issue be applied to the repayment of amounts then outstanding under the Company's original credit facility. In addition, €4.9 million of the proceeds of the Mezzanine Notes were used to repay amounts under certain facilities related to the Amended Revolving Credit Facility. Following such repayments, borrowings under the Amended Revolving Credit Facility were reduced to €226.2 million.

On November 26, 2003, we entered into the Amended Purchase Agreement with holders of the Secured Senior Notes to amend the Secured Senior Notes. The Amended Purchase Agreement served to amend the terms of a series of substantially identical note purchase agreements which had originally been executed on November 18, 1998 with the purchasers named therein, pursuant to which Waterford Wedgwood Finance, Inc. issued US$95 million in aggregate principal amount of notes on a private placement basis. Pursuant to the Amended Purchase Agreement, €20.8 million of the proceeds of the offering of the Mezzanine Notes and €6.7 million of the net proceeds of the 2003 Rights Issue were applied to the repayment of such amount of principal then outstanding under the Secured Senior Notes (as well as €3.7 million for certain related redemption payments). After such repayments, there was an aggregate of approximately €54.3 million (US$62.9 million) of principal outstanding under the Secured Senior Notes.

In December 2003, we completed the 2003 Rights Issue. The 2003 Rights Issue resulted in the issuance of 213,640,119 new stock units and raised approximately €35.3 million, net of expenses (including underwriting commissions).

As part of the 2003 Refinancing, new credit facilities were granted to Rosenthal and Waterford Wedgwood GmbH. Following a total repayment of €5.0 million of the facility granted to Waterford Wedgwood GmbH, which was financed from the net proceeds of the Mezzanine Notes, and a further partial repayment of €1.6 million of the facility granted to Rosenthal, which was financed from Rosenthal's short-term deposits and cash, the new external facility in the amount of €13.4 million was put in place for the Rosenthal group of companies.

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

On May 28, 2004, we procured banking facilities of up to €40 million by way of subordinated loans.

Subordinated debt of €32.5 million was provided by Anglo Irish Bank Corporation plc ("Anglo Irish") to the Company and subordinated debt of €7.5 million was provided by Anglo Irish to Rosenthal A.G. (a German company in which the Company has a majority interest) by term loan agreements dated May 28, 2004 and June 25, 2004 respectively. By agreement dated May 28, 2004 and June 25, 2004 between Anglo Irish and Lionheart Ventures (Overseas) Limited, a Cyprus incorporated company controlled by Sir Anthony O'Reilly ("Lionheart"), Anglo Irish has options to put these loans at par plus accrued interest to Lionheart. Sir Anthony O'Reilly and Mr. Peter John Goulandris have entered into undertakings dated May 28, 2004 and June 25, 2004 in favour of Anglo Irish pursuant to which they severally undertake as to one half of any amount required (i) to pay to Lionheart sufficient funds to ensure that Lionheart is in position to discharge its obligations under the put options or (ii) to pay to Anglo Irish, in discharge of Lionheart's obligations, the amount of the obligations of Lionheart under the put options.

On July 27, 2004 we disposed of the All-Clad business for €179.4 million ($250 million).The proceeds were used to repay €147.0 million outstanding under the Amended Revolving Credit Facility and €32.4 million outstanding under the Private Placement Notes.

On September 30, 2004, the Company and substantially all of its operating subsidiaries entered into a Facility Agreement (the "Facility Agreement") with certain financial institutions and Burdale Financial Limited, as agent for such financial institutions (the "Agent"). On September 30, 2004, the Company borrowed €134.0 million under the Facility Agreement and used the proceeds to repay its entire indebtedness under the Amended Revolving Credit Facility Agreement, the Secured Senior Notes and the Rosenthal Facilities, amounting to €85.7 million, €25.5 million and €22.8 million, respectively, at the time of such repayment (the "2004 Refinancing"). In connection with the 2004 Refinancing, the Amended Revolving Credit Facility, the Amended Note Purchase Agreement and the Rosenthal Facilities were terminated.

By agreement dated December 14, 2004, the commitment of Burdale Financial Limited, under the Facility Agreement was increased from €140 million to €155 million upon cash support ("CS") being provided in favor of the agent under the facility for an amount of €25 million. The CS was provided by Sir Anthony O'Reilly. In February 2005, the CS was replaced with cash deposited with Wachovia, N.A. by Glandore Limited, a Cayman Island company wholly owned by Sir Anthony O'Reilly.

In December 2004 the Company raised €94.5 million of equity (net of €5.2 million expenses) by the issue of 5 new stock units for every 3 stock units at a price of €0.06 per stock unit (the "2004 Rights Issue").

The proceeds of the 2004 Rights Issue were used to acquire the balance of Royal Doulton stock that we did not already own (€45.3 million), to retire the existing indebtedness of Royal Doulton (€29.3 million), to pay costs associated with the acquisition (€4.9 million) and the balance was used to fund working capital requirements.

On July 18, 2005 the Company raised €96.5 million (net of €5 million expenses) by the issue of 7 new stock units for every 11 stock units at a price of €0.06 per stock unit (the "2005 Rights Issue"). Of the net proceeds approximately €90 million has been allocated to the Cost Restructuring Program (see below). The balance of approximately €6.5 million will be used for general working capital purposes.

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

Spring

With effect from May 1, 2002, we acquired the SpringTM brand from the administrator of Spring AG, a Swiss luxury cookware company, together with the related assets and intellectual property rights for a purchase price of €3.7 million. The acquisition of the SpringTM brand contributed €7.7 million to our net sales in the year ended March 31, 2003. We capitalized the value of the SpringTM brand and related intellectual property rights in the amount of €1.0 million and began to amortize this cost over 20 years. See note 15.(a) to our Consolidated Financial Statements.

Cashs Mail Order

On November 4, 2002, we acquired Cashs Mail Order business and mailing lists, together with other related assets and intellectual property, from Fairway Investments Limited for a purchase price of €22.7 million. The acquisition of the Cashs Mail Order business contributed approximately €12.0 million to our net sales in the year ended March 31, 2003. We capitalized the value of the Cashs' brand and related intellectual property rights in the amount of €14.9 million and began to amortize this cost over 20 years. We also capitalized the value of Cashs' mailing lists in the amount of €1.5 million and began to amortize this cost over five years. See note 15.(a) to our Consolidated Financial Statements.

Royal Doulton

With effect from January 17, 2005, we acquired Royal Doulton plc, one of the world's leading chinaware manufacturers and owner of the Royal Doulton®, Minton® and Royal Albert® Brands. The purchase price of the 78.84% of the outstanding stock of Royal Doulton plc that we did not then own was €45.3 million. See note 15.(b) to our Consolidated Financial Statements.

Strong competition in the ceramics market

The market for ceramics is highly competitive. In the ceramics industry, particularly in the mid-price earthenware market, competition from low-cost producers and the recent difficult economic conditions have led to strong competitive pressures on our pricing and margins. As a result, the net operating loss after exceptional items of our Ceramics Group business increased in the year ended March 31, 2005, from €22.4 million in the year ended March 31, 2004 to €117.9 million in the year ended March 31, 2005. The net operating loss after exceptional items of our Ceramics Group business was €29.4 million in the year ended March 31, 2003. Exceptional restructuring charges included within these net losses amounted to €65.2 million in the year ended March 31, 2005, €28.8 million in the year ended March 31, 2004 and €31.2 million in the year ended March 31, 2003.

These competitive pressures led us to seek to lower our operating costs and reduce our in-house ceramics production capacity in calendar year 2003, which resulted in our decision to close two manufacturing plants in the UK and to outsource the manufacture of our Johnson Brothers® brand to the People's Republic of China during 2003. See "—Effect of recent restructuring".

These competitive conditions also influenced our decision to acquire Royal Doulton, which was effectively completed on January 17, 2005.

Effect of recent restructuring

In 2003 we announced:

•	the closure of two of our earthenware factories in Stoke-on-Trent in the UK during 2003, and the consolidation of our Wedgwood branded fine earthenware production at our existing factories in Barlaston and Longton in Stoke-on-Trent in the UK and the subsequent outsourcing of production to Asia, as well as the restructuring of our European retail operations, which resulted in exceptional charges of €28.5 million (involving property, plant, equipment, building and inventory write-downs) in the year ended March 31, 2003 (see note 6.(b) to our Consolidated Financial Statements);

•	the completion of the integration of Hutschenreuther's operations into those of Rosenthal, which resulted in a restructuring charge of €2.7 million in the year ended March 31, 2003 (see note 6.(b) to our Consolidated Financial Statements);

•	the restructuring of our Waterford operations in Ireland, which resulted in a restructuring charge of €3.0 million in the year ended March 31, 2003 (see note 6.(b) to our Consolidated Financial Statements); and

•	headcount reduction in our selling and distribution operations, which resulted in a restructuring charge of €1.5 million in the year ended March 31, 2003 (see note 6.(b) to our Consolidated Financial Statements).

These restructuring measures resulted in exceptional restructuring charges in an aggregate amount of €35.7 million for the year ended March 31, 2003.

Further restructuring activities have taken place during the year ended March 31, 2004:

•	redundancies at two of our earthenware factories in Stoke-on-Trent in the UK, the closure of which was announced in 2003 (see note 6.(c) to our Consolidated Financial Statements)

•	implementation of an early retirement and re-deployment program and further automation and rationalization of manufacturing operations in Ireland (see note 6.(c) to our Consolidated Financial Statements).

These restructuring measures resulted in exceptional charges of €36.5 million for the year ended March 31, 2004. See "Item 4—Information on the Company—Our Restructuring Program".

In determining net income for the year ended March 31, 2005, the following exceptional items were charged to the operating loss:

•	as part of our continuing initiative to lower operating costs, we incurred a charge of €13.2 million relating to redundancy and early retirement programs in our key operating divisions;

•	in June 2004, we announced that we were working with Accenture, the international business consultants, on a program to simplify working capital management and manufacturing process. The objective of the program was to reduce our investment in inventories and receivables and to rationalize manufacturing runs in order to enhance cash flow. By March 31, 2005, this project has largely been accomplished having delivered a significant reduction in inventory and a 50% reduction in the number of actively available products (stock-keeping units-SKUs). As a result of the rationalization of SKUs, lower levels of production (which led to a significant under recovery of overheads) and the write-down of inventory to its net realizable value, we incurred a charge of €50.5 million together with program management and other costs of €4.2 million.

Cost Restructuring Program

In our trading update on March 14, 2005, we indicated that we were reviewing our fixed cost base in order to return to sustainable profitability at existing demand levels and current exchange rates. Following this review, we intend to restructure our business fundamentally. The Cost Restructuring Program announced on May 4, 2005, which is being financed by the 7 for 11 Rights Issue completed on July 18, 2005 comprises two main elements; a redundancy program to be implemented across the Group, as further detailed below, which accounts for a majority of the restructuring costs and which is intended to remove excess capacity and reduce overheads, and capital expenditure and other investment to facilitate changes in our production and supply chains so as to accommodate and maximise efficiencies on removal of excess capacity. Key features of the Cost Restructuring Program are as follows:

•	annualised savings:€90 million restructuring investment will be targeted across the Group with the objective of achieving annualised savings of approximately €90 million once fully implemented. The benefits of the savings are expected to flow through in the second half of the current financial year with the full benefits forecast to be achieved in the year to March 31, 2007;

•	reduction of personnel: it is anticipated that the total number of personnel employed by the Group will reduce by about 1,800 when the proposed restructuring is completed. Of these the numbers employed at Waterford Crystal are expected to be reduced by approximately 485 from approximately 1,370, with reductions at Rosenthal of approximately 160 from approximately 1,930, with reductions at Wedgwood/Royal Doulton of approximately 950 (of which approximately 450 have already left the business) from approximately 6,200 (including Indonesia) and a further 200 staff departing across the wider Group. The targeted reduction in employee numbers is proposed to be effected following engagement by the Company with its workforce and with union representatives in order to reach agreement on acceptable redundancy terms within the Company's available resources;

•	removal of excess capacity: about €30 million is planned to be spent on restructuring at Waterford Crystal and Rosenthal in order to remove excess capacity. At Waterford Crystal, the Dungarvan plant (in which the more traditional labour-intensive cut-crystal product is manufactured) will be closed and the Kilbarry plant (in which we have invested heavily over recent years to achieve the current high degree of automation and technological advancement) will be modified from its existing dual stream traditional/technology structure to a single integrated technology unit. It is intended that approximately half of the production from the Dungarvan plant will be transferred to Kilbarry (which is then expected to operate at, or close to, maximum capacity) and that the production of lower margin traditional product from Dungarvan will be outsourced. At Rosenthal, out-sourcing of decoration to the Czech Republic and increased automation of certain other aspects of the production process will be implemented;

•	overhead reduction: investment of approximately €24 million is planned to reduce overheads at Waterford Crystal, Rosenthal and at Group level and to upgrade manufacturing facilities at Waterford Crystal and Rosenthal. This includes a streamlining of internal production systems to reflect the reduced workforce and capital expenditure investment at Waterford Crystal to accommodate the production transferring from Dungarvan and at Rosenthal to reflect the outsourcing of product. The overhead reduction also includes personnel reduction (incorporated into the numbers detailed above) to reflect the elimination of duplicate functions with the closure of Dungarvan, the streamlining of Rosenthal and the redesign of work processes.

•	Wedgwood-Royal Doulton integration savings: following completion of the acquisition of Royal Doulton on January 17, 2005, we have identified opportunities for more savings than originally envisaged. It is planned to invest a total of €36 million (of which €6.5 million had been spent as at June 16, 2005) to achieve savings in manufacturing (with outsourcing of certain products planned in addition to the closure of the Nile Street factory and transfer of production to Wedgwood's Barlaston factory, which has been substantively completed), retail operations (with the introduction of increased cross-manning), administration (primarily by way of integration of back office functions such as finance, human resources, IT and legal) and warehousing and logistics efficiencies.

Capital expenditures and modernization of our existing factories

While we have recently consolidated or closed certain of our production facilities, we have also engaged in a modernization program of our remaining ceramic and crystal manufacturing plants in the UK, Germany and Ireland. Between April 1, 2003 and March 31, 2005, we invested an aggregate of €69.6 million in capital expenditures. In the years ended March 31, 2003, 2004 and 2005, we had capital expenditures of €22.2 million, €35.3 million and €12.1 million, respectively. See "Capital Resources—Capital expenditures".

During the year ended March 31, 2005, we decreased our capital expenditures, primarily due to the completion of the refurbishment of the furnace at our crystal manufacturing plant in Ireland in 2004. We intend to continue to pursue a more limited capital expenditure program in the short-term, focusing on the maintenance of our plant and equipment, the renewal of our product lines, the opening of additional flagship stores and refurbishment of other retail distribution space in key markets.

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

Tax loss carry-forwards

Many of our subsidiaries have accrued significant tax loss carry-forwards which, at March 31, 2005, totaled €633 million. Under current UK and Irish tax law, unused trading losses incurred by a company carrying on a trade may be carried forward indefinitely and set off against that entity's future taxable trading income earned in the same trade. Current German tax legislation also allows for unused trading losses incurred by a company to be carried forward indefinitely and set off against that entity's future taxable trading income earned in the same trade, subject to a restriction to 60% of taxable trading income in excess of €1 million in any given year. Generally tax loss carry-forwards have a time expiry of 5-15 years in other jurisdictions.

Critical Accounting Policies and Estimation Techniques

Our principal accounting policies are set out in note 1 to the Consolidated Financial Statements. These policies conform with Irish GAAP, which differs in certain significant respects from US GAAP. A discussion of the principal differences between Irish GAAP and US GAAP, as they apply to our Consolidated Financial Statements, is set forth in note 31 to our Consolidated Financial Statements included elsewhere in this annual report.

We, like virtually all other companies, use estimates and judgments that affect the reported amounts in our Consolidated Financial Statements and accompanying notes. The most significant policies affecting our financial statements involve: valuation of inventories, the recoverability of goodwill and long-lived assets, provisions for deferred taxes, pension benefits, restructuring charges and investments.

Due to the estimates and judgments involved in the application of these policies, future changes in such estimates and judgments, as well as in market conditions, could have a material impact on our Consolidated Financial Statements.

The following critical accounting policies and estimation techniques were used in the preparation of our Consolidated Financial Statements included elsewhere in this annual report:

Inventory

We value our manufactured finished goods and work-in-progress inventories at the lower of cost or net realizable value. Cost includes all direct labor, materials and the appropriate allocation of factory and other overheads, together with transportation costs of inventory prior to sale, and duty where appropriate. In addition, our inventories are valued using a weighted average cost method. Fluctuations in our inventory levels, factory capacity utilization, along with the cost of raw materials and labor, could impact the carrying value of our inventory.

In the case of outsourced inventories, cost is the purchase price plus duty where appropriate. Net realizable value is the actual or estimated selling price in the normal course of business (net of trade discounts) less all other costs of completion, marketing, sales and/or distribution. If necessary, we write down our inventory for discontinued, slow-moving and unmarketable products, based upon assumptions about future demand, market conditions and disposal costs. Determining these assumptions requires estimation of the outcome of future uncertain events, using historical trends and known future events. It also requires assumptions about the stores, outlets and other distribution channels used for disposals. If actual market conditions or actual disposal costs are less favorable than those projected by management, additional inventory write-downs may be required.

During the year ended March 31, 2005 we substantially completed our program to simplify working capital management and manufacturing processes. As a result of rationalising SKUs, lower production levels and inventory write-downs we incurred a charge of €50.5 million during the year.

Goodwill and intangible assets

Under Irish GAAP, goodwill arising on acquisition of subsidiary undertakings prior to December 31, 1997 is set off against reserves. Goodwill arising on acquisitions after December 31, 1997 is capitalized and amortized over its estimated useful life as is the value of other acquired intangible assets. Goodwill previously set off against reserves will be charged or credited in the Consolidated Statement of Income on the subsequent disposal of the business to which it relates. Goodwill comprises the excess of the purchase price over the fair value of the net assets acquired. If there is evidence of permanent impairment goodwill is written down to its estimated realizable amount based on the discounted present value of projected future cash flows.

Under US GAAP our accounting policy related to the annual impairment test for goodwill and other indefinite-lived intangibles requires numerous estimates. We have a significant amount of goodwill related to acquisitions in prior years which is no longer amortized in accordance with US GAAP. We use the present value of projected future discounted cash flows to determine fair value. We believe that the accounting estimates related to the recoverability of the carrying value of goodwill and intangible assets are critical accounting estimates because:

(1)	The valuation is inherently judgemental and highly susceptible to change from period to period because it requires us to make assumptions about future supply and demand related to our individual business units, future sales prices, achievable cost savings and applicable exchange rates;

(2)	The value of the benefit that we expect to realize as a result of the recent acquisitions is inherently subjective;

(3)	In accordance with US GAAP, we determine the fair value of the reporting units using a weighted average cost of capital, currently 11%, as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market, if incremental borrowings are necessary;

(4)	In calculating estimated future cash flow we have to exercise subjective judgements; and

(5)	The impact of an impairment charge could be material to our financial statements.

If we fail to meet our forecasted sales levels, fail to achieve our anticipated cost reductions, or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting units are likely to be adversely affected, resulting in impairment charges.

In the annual impairment tests, under US GAAP, the fair values of the Wedgwood, Rosenthal and W-C Designs reporting units were reviewed and goodwill determined to not be recoverable in full. This resulted in impairment charges of €86.0 million, €29.9 million and €10.1 million, respectively. Projected future cash flows were discounted at 11% being the estimated weighted average cost of capital. If alternative management judgements were adopted then different impairment outcomes could arise.

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

Deferred taxes

We recognize deferred tax assets and liabilities by applying currently enacted statutory tax rates in effect in the years in which the differences between the book and tax bases of existing assets and liabilities are expected to reverse. We believe that all net deferred tax assets shown on our balance sheet are more likely than not to be realized in the future. In determining the realizability of assets arising from tax losses carried forward, we use estimates of future taxable income which by their nature are uncertain. During the year ended March 31, 2005 the valuation allowance against the deferred tax asset recognized under Irish GAAP increased by €127.3 million to €184.4 million.

Pension benefits

We maintain contributory defined benefit pension plans covering our employees, mainly in the UK, Germany and Ireland, to provide post-retirement benefits for participating employees. We make certain assumptions, on advice from our actuaries, that affect the underlying estimates relating to pension costs. These include future rates of return on assets, rates of increase in pensionable earnings and discount rates. Significant changes in interest rates, securities market values, inflation, earnings indices and average lifespan of the population, could require us to revise key assumptions resulting in increased or reduced charges to earnings in respect of pension cost. See "Forward-Looking Statements".

Under Irish GAAP and in accordance with SSAP 24, Accounting for Pension Costs, the cost of providing pensions to employees is calculated, with advice from independent actuaries, at what is expected to be a reasonably stable proportion of pensionable pay. Any surpluses or deficits in pension schemes, identified by periodic actuarial valuations, are taken to the Consolidated Statement of Income over the remainder of the expected service lives of current employees.

Restructuring charges

In the past we have committed ourselves to rationalize our business activities, close manufacturing plants, retail or office locations and/or reduce the number of our employees. Our policy is to recognize a restructuring charge only after our management (a) has approved and committed us to a detailed restructuring plan, (b) has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features, and (c) intends that the implementation of the plan will commence soon after the commitment date. The amount recognized as a restructuring charge depends upon estimates based on various assumptions, including future severance costs, sublease or disposal costs, contractual termination costs and so forth. Such estimates are inherently subjective and may change based upon actual experience.

Investments

Our investments are stated at cost, less provisions for permanent diminution. In determining the value of permanent diminution we have to estimate, among other things, future income/loss of the business, cash flow and dividends as well as future market conditions and the marketability of the securities. Since the acquisition of the whole of the outstanding share capital of Royal Doulton in January 2005 we have no significant investments.

US GAAP reconciliation

Our financial statements are prepared in accordance with Irish GAAP which differs in certain significant respects from US GAAP. These differences and their approximate effects on consolidated net income, shareholders' equity and the balance sheet are set forth in note 31 to the Consolidated Financial Statements. The most significant differences arise in accounting for derivative instruments and hedging activities, goodwill and other intangible assets, deferred taxes, inventory valuations, property valuations and pension costs.

Results of Operations

The following table sets forth our income and expense figures for the years shown:

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Net sales	951.3	831.9	732.6
Cost of sales	(509.8)	(448.7)	(480.1)
Gross profit	441.5	383.2	252.5
Distribution and administrative expenses	(416.8)	(397.7)	(450.2)
Other operating (expense)/income	(3.1)	(0.3)	2.0
Operating income/(loss)	21.6	(14.8)	(195.7)
Gains arising on conversion of US$ loans(1)	9.7	—	—
Gain on sale of property, plant and equipment(1)	5.1	6.0	3.8
Gain on sale of All-Clad business(3)	—	—	103.2
Deficit arising on closed pension scheme(1)	(3.9)	—	—
Makewhole payment(2)	—	(3.7)	(5.6)
Net interest expense	(25.3)	(32.4)	(54.9)
Net income/(loss) before taxes and minority interests	7.2	(44.9)	(149.2)
Taxes on income	(4.9)	(4.7)	(12.3)
Net income/(loss) after taxes before minority interest	2.3	(49.6)	(161.5)
Minority interest	(0.5)	0.3	2.1
Net income/(loss)	1.8	(49.3)	(159.4)

(1)	See note 6 to our Consolidated Financial Statements.

(2)	During the year ended March 31, 2005 we incurred a makewhole payment of €5.6 million (2004: €3.7 million) arising from the repayment of the 8.75% Secured Senior Notes.

(3)	During the year ended March 31, 2005 we sold our All-Clad business, realising a gain on sale of €103.2 million.

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

The following table sets out the reconciliation of net sales by segment as reported to net sales by segment at constant exchange rates:

	Waterford Crystal	Ceramics Group	W-C Designs & Spring	All-Clad	Total
	(€ in millions except per cent amounts)
Year ended March 31, 2004 net sales compared to year ended March 31, 2003:
Year ended March 31, 2003 as reported	302.8	483.7	50.7	114.1	951.3
Exchange adjustment to restate to year ended March 31, 2004 actual exchange rates	(37.7)	(28.1)	(7.4)	(17.4)	(90.6)
Year ended March 31, 2003 net sales restated at year ended March 31, 2004 actual exchange rates	265.1	455.6	43.3	96.7	860.7
Year ended March 31, 2004 as reported	253.8	438.2	51.3	88.6	831.9
Year ended March 31, 2004 (decrease)/increase over year ended March 31, 2003 at prevailing exchange rates	(16.2%)	(9.4%)	1.2%	(22.3%)	(12.6%)
Year ended March 31, 2004 (decrease)/increase over year ended March 31, 2003 at constant exchange rates	(4.3%)	(3.8%)	18.5%	(8.4%)	(3.3%)

Year ended March 31, 2005 net sales compared to year ended March 31, 2004:
Year ended March 31, 2004 as reported	253.8	438.2	51.3	88.6	831.9
Exchange adjustments to restate to year ended March 31, 2005 actual exchange rates	(13.0)	(3.6)	(3.0)	(2.4)	(22.0)
Year ended March 31, 2004 net sales restated at year ended March 31, 2005 actual exchange rates	240.8	434.6	48.3	86.2	809.9
Year ended March 31, 2005 as reported	221.7	441.5	45.2	24.2	732.6
Year ended March 31, 2005 (decrease)/increase over year ended March 31, 2004 at prevailing exchange rates	(12.6%)	0.8%	(11.9%)	(72.7%)	(11.9%)
Year ended March 31, 2005 (decrease)/increase over year ended March 31, 2004 at constant exchange rates	(7.9%)	1.6%	(6.4%)	(71.9%)	(9.5%)

Net sales by segment at constant exchange rates calculates prior year's net sales value using the current year's average exchange rate to translate foreign currency denominated sales in euros. Comparing the prior year's sales at current exchange rates with the current year's sales at actual exchange rates provides management with a measure of the volume of sales in each of the two years, allowing investors to more easily understand the effect of exchange rate fluctuations on our business. Net sales by segment is the most directly comparable GAAP measure.

The following table sets forth the reconciliation of consolidated cost of sales, distribution and administrative expenses and other operating expenses to consolidated Operating Expenses:

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Cost of sales	509.8	448.7	480.1
Distribution and administrative expenses	416.8	397.7	450.2
Other operating expenses/(income)	3.1	0.3	(2.0)
Operating expenses	929.7	846.7	928.3

The following table sets forth the reconciliation of net sales and operating income/(loss) as reported to Operating Expenses by product category:

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Net sales by segment:
Waterford Crystal	302.8	253.8	221.7
Ceramics Group	483.7	438.2	441.5
W-C Designs & Spring	50.7	51.3	45.2
All-Clad	114.1	88.6	24.2
Net Sales	951.3	831.9	732.6
Operating income/(loss) by segment:
Waterford Crystal	34.7	8.6	(48.7)
Ceramics Group	(19.6)	(22.4)	(117.9)
W-C Designs & Spring	(3.2)	(2.4)	(9.6)
All-Clad	22.2	13.1	1.0
Common Costs	(12.5)	(11.7)	(20.5)
Operating income/(loss)	21.6	(14.8)	(195.7)
Operating Expenses by segment:
Waterford Crystal	268.1	245.2	270.3
Ceramics Group	503.3	460.6	559.5
W-C Designs & Spring	53.9	53.7	54.8
All-Clad	91.9	75.5	23.2
Common Costs	12.5	11.7	20.5
Operating expense	929.7	846.7	928.3

Operating expenses by product category are calculated by deducting operating income/(loss) from net sales by segment. Management believes this measure is useful to investors to understand the year-on-year movements in the cost base for each of the segments and can be easily derived from Irish GAAP measures.

The following table sets forth the operating income/(loss) (before exceptional charges) and exceptional charges of each of our principal segments for the periods shown and the margin for each respective period.

	Year ended March 31, 2003	% Margin(1)	Year ended March 31, 2004	% Margin(1)	Year ended March 31, 2005	% Margin(1)
	(€ in millions, except percentages)
Operating income/(loss) by segment as reported:
Waterford Crystal	34.7	11.5%	8.6	3.4%	(48.7)	(22.0%)
Ceramics Group	(19.6)	(4.1%)	(22.4)	(5.1%)	(117.9)	(26.7%)
W-C Designs & Spring	(3.2)	(6.3%)	(2.4)	(4.7%)	(9.6)	(21.2%)
All-Clad	22.2	19.5%	13.1	14.8%	1.0	4.1%
Common Costs	(12.5)	n/a	(11.7)	n/a	(20.5)	n/a
Operating income/(loss) as reported	21.6	2.3%	(14.8)	(1.8%)	(195.7)	(26.7%)
Exceptional charges by segment(2)
Waterford Crystal	(4.5)	(1.5%)	(7.7)	(3.0%)	(27.0)	(12.2%)
Ceramics Group	(31.2)	(6.5%)	(28.8)	(6.6%)	(65.2)	(14.8%)
W-C Designs & Spring	—	—	—	—	(8.4)	(18.6%)
All-Clad	—	—	—	—	—	—
Common Costs	—	—	—	—	(7.4)	n/a
Exceptional charges	(35.7)	(3.8%)	(36.5)	(4.4%)	(108.0)	(14.7%)
Operating income/(loss) by segment before exceptional charges(3):
Waterford Crystal	39.2	12.9%	16.3	6.4%	(21.7)	(9.8%)
Ceramics Group	11.6	2.4%	6.4	1.5%	(52.7)	(11.9%)
W-C Designs & Spring	(3.2)	(6.3%)	(2.4)	(4.7%)	(1.2)	(2.7%)
All-Clad	22.2	19.5%	13.1	14.8%	1.0	4.1%
Common Costs	(12.5)	n/a	(11.7)	n/a	(13.1)	n/a
Operating income/(loss) before exceptional charges	57.3	6.0%	21.7	2.6%	(87.7)	(12.0%)

(1)	Margin is calculated for each of the periods presented by dividing operating income/(loss) and exceptional charges for each segment by their respective net sales figure.

(2)	See "—Principal Factors that Affect our Results of Operations—Effect of recent restructuring" and note 6 to our Consolidated Financial Statements.

(3)	Operating income/(loss) by segment before exceptional charges is calculated by adding back exceptional charges by segment to operating income/(loss) by segment, as reported. Management believes this measure more accurately reflects the underlying income generating capacity of the segment, eliminating non-recurring or exceptional charges. Management uses the measure to understand the underlying trends in income/(loss) by segment.

The most directly comparable Irish GAAP measure is operating income/(loss) by segment.

Year ended March 31, 2003 compared to the year ended March 31, 2004

The following table sets forth our income statement data and the percentage relationship to net sales of each line item, for the years shown:

	Year ended March 31,
	2003		2004
	(€ in millions, except percentages)
Net sales	951.3	100.0%	831.9	100.0%
Cost of sales	(509.8)	(53.6)%	(448.7)	(53.9)%
Gross profit	441.5	46.4%	383.2	46.1%
Distribution and administrative expenses	(416.8)	(43.8)%	(397.7)	(47.9)%
Other operating expenses	(3.1)	(0.3)%	(0.3)	—
Operating income/(loss)	21.6	2.3%	(14.8)	(1.8)%
Gains arising on conversion of US$ loans	9.7	1.0%	—	—
Gain on sale of property, plant and equipment	5.1	0.5%	6.0	0.7%
Deficit arising on closed pension scheme	(3.9)	(0.4)%	—	—
Makewhole payment	—	—	(3.7)	(0.4)%
Net interest expense	(25.3)	(2.6)%	(32.4)	(3.9)%
Net income/(loss) before taxes	7.2	0.8%	(44.9)	(5.4)%
Taxes on income	(4.9)	(0.5%)	(4.7)	(0.6)%
Net income/(loss) after taxes before minority interest	2.3	0.3%	(49.6)	(6.0)%
Minority interest	(0.5)	—	0.3	—
Net income/(loss)	1.8	0.3%	(49.3)	(6.0)%

Net Sales

Our net sales declined by €119.4 million, or 12.6%, in the year ended March 31, 2004, from €951.3 million in the year ended March 31, 2003 to €831.9 million in the year ended March 31, 2004. Waterford Crystal accounted for 30.5% of our net sales in the year ended March 31, 2004, a decrease from March 31, 2003 when it accounted for 31.8% of our net sales. The Ceramics Group continued to be the largest component of our net sales: 52.7% of net sales in the year ended March 31, 2004, as compared to 50.8% for the year ended March 31, 2003. All-Clad accounted for 10.7% of our net sales in the year ended March 31, 2004, a decrease from March 31, 2003, when it accounted for 12.0% of our net sales. W-C Designs & Spring accounted for 6.2% of our net sales in the year ended March 31, 2004, an increase from March 31, 2003 when this category accounted for 5.3% of our net sales.

The 12.6% decline in our net sales from the year ended March 31, 2003 to the year ended March 31, 2004 was primarily due to continued weakness in the US dollar. At constant exchange rates our sales fell by 3.3% due to reduced demand for crystal, ceramics and premium cookware particularly in the US and Europe, as a result of uncertainty engendered by the armed conflict in Iraq, the SARs epidemic, and the continued terrorist threat as well as a reduction in US department store sales.

There were, however, increases in net sales in certain of our product offerings and business units. Core sales of Rosenthal increased despite a difficult retail environment, Cashs Mail Order experienced strong demand and sales of Vera Wang, our bridal range at Wedgwood, more than doubled. Market share in most of our key markets was maintained.

Waterford Crystal net sales

Net sales of Waterford Crystal declined by €49.0 million, or 16.2%, in the year ended March 31, 2004 from €302.8 million in the year ended March 31, 2003 to €253.8 million in the year ended March 31, 2004.

The 16.2% decrease in Waterford Crystal net sales in the year ended March 31, 2004 principally reflected foreign exchange rate fluctuations (largely related to our sales in the US which decreased partly as a result of an increase in the relative value of the euro to the US dollar during the period) and a decrease in sales volume. At constant exchange rates crystal net sales declined by approximately 4.3% as a result of the ongoing weakness in US domestic demand for our goods and, in particular the weakness in department store sales generally, from which the bulk of our US sales are derived. The weak US demand reflects the impact of the continued uncertainty surrounding the armed conflict in Iraq, continued instability in the Middle East and oil prices.

However we believe our principal brands maintained their market share in the US, Ireland and the UK and the 'Seahorse' and 'Georgian' new collections have been favorably received.

The decrease has been offset partially by Cashs which contributed a full year of sales following its acquisition in November 2002.

Ceramics Group net sales

Net sales of the Ceramics Group declined by €45.5 million, or 9.4%, in the year ended March 31, 2004 from €483.7 million in the year ended March 31, 2003 to €438.2 million in the year ended March 31, 2004.

The 9.4% decrease in Ceramics Group net sales in the year ended March 31, 2004 principally reflected foreign exchange rate fluctuations (largely related to our sales in the US, the UK and Japan which decreased partly as a result of an increase in the relative value of the euro to the US dollar, the UK pound sterling and the Japanese yen during the period) and a decrease in sales volume. At constant exchange rates ceramic sales declined by approximately 3.8% as a result of weak UK and German retail demand, continuing pricing pressure as well as the ongoing global economic uncertainty, the SARS outbreak and the resulting decrease in tourism. However, net sales in Japan and the US increased from last year, the US sales boosted by the success of the Vera Wang bridal range.

All-Clad net sales

All-Clad net sales declined by €25.5 million, or 22.3% in the year ended March 31, 2004 from €114.1 million in the year ended March 31, 2003 to €88.6 million in the year ended March 31, 2004.

The 22.3% decrease in All-Clad net sales in the year ended March 31, 2004 as compared to the year ended March 31, 2003, principally reflected foreign exchange rate fluctuations (largely related to our sales in the US, which decreased primarily as a result of an increase in the relative value of the euro to the US dollar during the period). At constant exchange rates, premium cookware sales decreased by 8.4%. This was primarily due to the fact that net sales in the year ended March 31, 2003 included a significant volume of sales made at lower promotional prices. Such promotions were not repeated in the year ended March 31, 2004. The remaining sales of All-Clad increased, in particular the Emeril Lagasse range.

W-C Designs & Spring net sales

W-C Designs & Spring net sales increased by €0.6 million, or 1.2% in the year ended March 31, 2004 from €50.7 million in the year ended March 31, 2003 to €51.3 million in the year ended March 31, 2004.

The 1.2% increase in W-C Designs & Spring net sales in the year ended March 31, 2004 as compared to the year ended March 31, 2003 reflected a full year's contribution of sales by Spring, following its acquisition in November 2002 and a significant volume increase by W-C Designs, which was eroded by a significant exchange rate effect of the weakening US dollar. At constant exchange rates net sales of W-C Designs & Spring increased by 18.5%. The US and Switzerland are the principal sources of sales of W-C Designs & Spring.

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

However, these factors were to some degree offset by deteriorating gross margins due to declining factory through-put and increased pension costs.

Waterford Crystal

The Operating Expenses of our Waterford Crystal operations decreased by €23.6 million, or 8.8%, during the fiscal year ended March 31, 2004. The 8.8% decrease in Operating Expenses primarily reflects a fall in the cost of sales due to lower sales levels and the positive impact of foreign exchange translation (largely related to our US dollar denominated Operating Expenses, which decreased as a result of an increase in the relative value of the euro to the US dollar during the period).

Ceramics Group

The Operating Expenses of our Ceramics Group operations decreased by €41.5 million, or 8.3%, during the fiscal year ended March 31, 2004. The 8.3% decrease in Operating Expenses primarily reflects a decrease in our cost of sales resulting from a reduction in our sales volume and a foreign exchange translation impact (largely related to our UK pound sterling denominated Operating Expenses, which decreased as a result of an increase in the relative value of the euro to the UK pound sterling during the period).

All-Clad

The Operating Expenses of our All-Clad operations decreased by €16.4 million, or 17.8%, during the fiscal year ended March 31, 2004.

The 17.8% decrease in Operating Expenses is primarily a result of a positive foreign exchange translation impact (largely related to our US dollar denominated Operating Expenses which decreased as a result of an increase in the relative value of the euro to the US dollar during the period), partially offset by an increase in sales related expenses.

W-C Designs & Spring

The Operating Expenses associated with W-C Designs & Spring increased by €0.8 million, or 1.5%, during the fiscal year ended March 31, 2004. The 1.5% increase in the Operating Expenses was primarily due to the increase in sales, particularly from the W-C Designs business, and from a first full year's contribution by Spring, which was acquired in May 2002. This was offset to a significant degree by the positive foreign exchange impact of US dollar denominated Operating Expenses which decreased as a result of an increase in the relative value of the euro to the US dollar during the period.

Operating income/(loss)

Our operating income decreased in the year ended March 31, 2004 by €36.4 million, from an operating income of €21.6 million in the year ended March 31, 2003 to an operating loss of €14.8 million in the year ended March 31, 2004. The decrease in our operating income for the year ended March 31, 2004 compared to the year ended March 31, 2003 primarily reflects an adverse effect of exchange rates of €30 million, principally due to the weakness of the US dollar against the euro. Declining sales volumes particularly in the Ceramics Group also contributed to this decrease in operating income, as did higher than expected pension costs at Rosenthal.

Exceptional gain on sale of property, plant and equipment

During the year ended March 31, 2004, we sold various surplus properties in the UK and Ireland following the relocation of part of our ceramics production to Asia. As a result we realized a gain on disposal of €6 million.

Makewhole payment

During the year ended March 31, 2004 we incurred a makewhole payment of €3.7 million arising from the partial repayment of the 8.75% Secured Senior Notes, as part of the 2003 Refinancing.

See "Item 5—Operating and Financial Review and Prospects—Principal Factors that Affect Our Results of Operations and Financial Condition—New Capital Structure."

Net interest expense

In the year ended March 31, 2004, our net interest expense was €32.4 million, compared to €25.3 million for the year ended March 31, 2003. The increase in our net interest expense reflected a higher average volume of debt, increased average interest rates, higher margins payable as a result of our covenant waivers under the predecessor to the Amended Revolving Credit Facility and higher interest rates for the long-term Mezzanine Notes under the new capital structure put in place during the fiscal year ended March 31, 2004. See "Item 5—Operating and Financial Review and Prospects—Principal Factors that Affect Our Results of Operations and Financial Condition—New Capital Structure."

Taxes on income

In the year ended March 31, 2004, we incurred taxation charges of €4.7 million compared to charges of €4.9 million in the year ended March 31, 2003. The decrease in taxation charge in the year ended March 31, 2004 was due to lower taxable income in our US businesses as a result of reduced net income from US operations.

In 2004, taxes were payable on the taxable income of our All-Clad business as losses incurred in our other businesses cannot be offset against this income for US tax purposes.

The tax charge in the year ended March 31, 2003 was reduced by credits of €3.8 million for prior years. There was no such adjustment in the year ended March 31, 2004.

See note 8 to the Consolidated Financial Statements for a reconciliation of the actual tax charge to the notional tax charge on our net income/(loss) before taxes.

Net income/(loss) after taxes before minority interests

Our net income after taxes before minority interest decreased in the year ended March 31, 2004 by €51.9 million, from an income of €2.3 million in the year ended March 31, 2003 to a loss of €49.6 million in the year ended March 31, 2004. The decrease in our net income after taxes before minority interests for the year ended March 31, 2004 compared to the year ended March 31, 2003 primarily reflects an adverse effect of exchange rates of €30 million, principally due to the weakness of the US dollar against the euro, lower sales volumes, increased net interest expense due to a higher average volume of debt and higher margins and interest rates, makewhole payments on the retiring of 8.75% Secured Senior Notes and competitive pressures on margins.

Year ended March 31, 2004 compared to the year ended March 31, 2005

The following table sets forth our income statement data and the percentage relationship to net sales of each line item, for the years shown:

	Year ended March 31,
	2004		2005
	(€ in millions, except percentages)
Net sales	831.9	100.0%	732.6	100.0%
Cost of sales	(448.7)	(53.9)%	(480.1)	(65.5)%
Gross profit	383.2	46.1%	252.5	34.5%
Distribution and administrative expenses	(397.7)	(47.9)%	(450.2)	(61.5)%
Other operating (expenses)/income	(0.3)	(0.0)%	2.0	0.3%
Operating loss	(14.8)	(1.8)%	(195.7)	(26.7)%
Gain on sale of property, plant and equipment	6.0	0.7%	3.8	0.5%
Gain on sale of All-Clad business	—	—	103.2	14.1%
Makewhole payment	(3.7)	(0.4)%	(5.6)	(0.8)%
Net interest expense	(32.4)	(3.9)%	(54.9)	(7.5)%
Net loss before taxes	(44.9)	(5.4)%	(149.2)	(20.4)%
Taxes on income	(4.7)	(0.6)%	(12.3)	(1.7)%
Net loss after taxes before minority interests	(49.6)	(6.0)%	(161.5)	(22.1)%
Minority interests	0.3	0.0%	2.1	0.3%
Net loss	(49.3)	(6.0)%	(159.4)	(21.8)%

Net Sales

Our net sales declined by €99.3 million, or 11.9%, in the year ended March 31, 2005, from €831.9 million in the year ended March 31, 2004 to €732.6 million in the year ended March 31, 2005. Waterford Crystal accounted for 30.2% of our net sales in the year ended March 31, 2005, a decrease from March 31, 2004 when it accounted for 30.5% of our net sales. Ceramics Group continued to be the largest component of our net sales: 60.3% of net sales in the year ended March 31, 2005, as compared to 52.7% for the year ended March 31, 2004. W-C Designs & Spring accounted for 6.2% of our net sales in the year ended March 31, 2005, as in the year ended March 31, 2004, when it also accounted for 6.2% of our net sales. All-Clad, which was sold on July 26, 2004, accounted for 3.3% of our net sales in the year ended March 31, 2005, a decrease from March 31, 2004 when this category accounted for 10.7% of our net sales.

The 11.9% decline in our net sales from the year ended March 31, 2004 to the year ended March 31, 2005 was primarily due to the disposal of our All-Clad business in July 2004, reduced demand, particularly for our Waterford Crystal products, and further weakness in the US dollar. At constant exchange rates our net sales fell by 9.5%.

There were, however, continued improvements in certain of our product offerings and business units. Core sales of Rosenthal increased despite a difficult retail environment, Cashs Mail Order experienced strong demand and sales of Vera Wang, our bridal range at Wedgwood continued to be the cornerstone of our Ceramics Group business in the important US market. Market share in all our key markets has been maintained or increased.

Waterford Crystal net sales

Net sales of Waterford Crystal declined by €32.1 million, or 12.6%, in the year ended March 31, 2005 from €253.8 million in the year ended March 31, 2004 to €221.7 million in the year ended March 31, 2005.

The 12.6% decrease in Waterford Crystal net sales in the year ended March 31, 2005 principally reflected further weakness in the US dollar during the period and a decrease in sales volume. At constant exchange rates crystal net sales declined by approximately 7.9% as a result of the ongoing weakness in US domestic demand for our goods and in particular, the weakness in department store sales generally, from where the bulk of our US sales are derived. The weak US demand appears to reflect changes in consumers' apparent buying patterns.

However, we believe our principal brands maintained their market share in the US, the Republic of Ireland, Germany and the UK.

Ceramics Group net sales

Net sales of the Ceramics Group increased by €3.3 million, or 0.8%, in the year ended March 31, 2005 from €438.2 million in the year ended March 31, 2004 to €441.5 million in the year ended March 31, 2005.

The 0.8% increase in Ceramics Group net sales in the year ended March 31, 2005 principally reflected the acquisition of Royal Doulton. At constant exchange rates Ceramics Group sales increased by approximately 1.6%. Excluding the acquisition of Royal Doulton net sales decreased by 5.3% at constant exchange rates.

All-Clad net sales

All-Clad net sales declined by €64.4 million, or 72.7% in the year ended March 31, 2005 from €88.6 million in the year ended March 31, 2004 to €24.2 million in the year ended March 31, 2004 as a result of the sale of All-Clad in July 2004.

W-C Designs & Spring net sales

W-C Designs & Spring net sales decreased by €6.1 million, or 11.9% in the year ended March 31, 2005 from €51.3 million in the year ended March 31, 2004 to €45.2 million in the year ended March 31, 2005.

The 11.9% decrease in net sales in the year ended March 31, 2005 as compared to the year ended March 31, 2004 reflected a decrease in sales volume during the period in the W-C Designs linens business. At constant exchange rates net sales of W-C Designs & Spring decreased by 6.4%.

Cost of sales and distribution and administrative expenses ("Operating Expenses")

Our Operating Expenses increased 9.6% during the fiscal year ended March 31, 2005 to €928.3 million from €846.7 million in the year ended March 31, 2004. This increase in our Operating Expenses principally reflected exceptional charges in relation to our working capital reduction program and impairment of intangible assets, deteriorating gross margins due to declining factory throughput particularly in the Ceramics Group, offset to some extent by a fall in cost of sales, due to the sale of All-Clad, in July 2004. See "Item 4 — Information on the Company — Our Restructuring Program."

Waterford Crystal

The Operating Expenses of our Waterford Crystal operations increased by €25.1 million, or 10.2%, during the fiscal year ended March 31, 2005. The 10.2% increase in Operating Expenses primarily reflects an increase in exceptional charges in relation to our working capital reduction program and charges for the impairment of intangible assets.

Ceramics Group

The Operating Expenses of our Ceramics Group operations increased by €98.9 million, or 21.5%, during the fiscal year ended March 31, 2005. The 21.5% increase in Operating Expenses primarily reflects an increase in exceptional charges in relation to our working capital reduction program, impairment of intangible assets and a deterioration in the gross margin due to declining factory throughput.

All-Clad

The Operating Expenses of our All-Clad operations decreased by €52.3 million, or 69.3%, during the fiscal year ended March 31, 2005 which was primarily a result of the sale of All-Clad in July 2004.

W-C Designs & Spring

The Operating Expenses associated with W-C Designs & Spring increased by €1.1 million, or 2.0%, during the fiscal year ended March 31, 2005. The 2.0% increase in the Operating Expenses was primarily due to an increase in exceptional charges for the impairment of intangible assets, offset to a substantial degree by a reduction in cost of sales, reflecting a reduction of net sales volume at W-C Designs.

Operating loss

Our operating loss increased in the year ended March 31, 2005 by €180.9 million, from an operating loss of €14.8 million in the year ended March 31, 2004 to an operating loss of €195.7 million in the year ended March 31, 2005. The increase in our operating loss for the year ended March 31, 2005 compared to the year ended March 31, 2004 primarily reflects an increase in exceptional charges in relation to our working capital reduction program and impairment of intangible assets, declining sales volumes and gross margin, and the sale of the income generating All-Clad business in July 2004.

Gain on sale of property, plant and equipment

During the year ended March 31, 2005, we sold various surplus properties in the UK and Ireland following the relocation of part of our ceramics production to Asia. As a result we realized a gain of €3.8 million.

Gain on sale of All-Clad business

During the year ended March 31, 2005, we sold our All-Clad business, realising a gain of €103.2 million.

Goodwill impairments

During the year ended March 31, 2005 we suffered impairment charges on the carrying value of our intangible assets of €40.1 million.

Makewhole payment

During the year ended March 31, 2005 we incurred a makewhole payment of €5.6 million (March 31, 2004: €3.7 million) arising from the repayment of the 8.75% Secured Senior Notes, as part of the new capital structure implementation. See "Item 5—Operating and Financial Review and Prospects— Principal Factors that Affect Our Results of Operations and Financial Condition—Capital Structure."

Net interest expense

In the year ended March 31, 2005, our net interest expense was €54.9 million, compared to €32.4 million for the year ended March 31, 2004. The increase in our net interest expense reflected a write-off of previously deferred costs relating to our old revolving credit facility of €13.5 million, an increase in the amortization of finance fees by €3.1 million, increased average interest rates and a full year of interest on the Mezzanine Notes partially offset by a lower average volume of debt. See "Item 5—Operating and Financial Review and Prospects—Principal Factors that Affect Our Results of Operations and Financial Condition—New Capital Structure."

Taxes on income

In the year ended March 31, 2005, we incurred taxation charges of €12.3 million compared to charges of €4.7 million in the year ended March 31, 2004. The increase in taxation charge in the year ended March 31, 2005 was due to deferred tax charges for the de-recognition of deferred tax assets representing tax losses no longer recognised as recoverable, offset partially by reduced current tax charges reflecting lower taxable income in our US businesses as a result of the disposal of the All-Clad business.

Net loss after taxes before minority interests

Our net loss after taxes before minority interest increased in the year ended March 31, 2005 by €111.9 million, from a loss of €49.6 million in the year ended March 31, 2004 to a loss of €161.5 million in the year ended March 31, 2005. The increase in our net loss after taxes before minority interests for the year ended March 31, 2005 compared to the year ended March 31, 2004 primarily reflects exceptional charge in relation to our working capital reduction program, intangible asset impairment charges, reduced sales volumes and operating margins, increase finance fee amortization and deferred tax charges for the de-recognition of deferred tax assets.

Liquidity

Our primary sources of liquidity are our cash flow from operations and borrowings, principally from our Facility Agreement and certain other borrowings. The following table sets forth our net cash inflow/(outflow) from operating activities and our cash flows under Irish GAAP for the periods indicated.

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Operating income/(loss) after exceptional charges	21.6	(14.8)	(195.7)
Exceptional charges	35.7	36.5	108.0
Operating income/(loss) before exceptional charges	57.3	21.7	(87.7)
Spend on restructuring.	(20.6)	(29.0)	(17.5)
Working capital reduction program	—	—	(22.0)
Depreciation and amortization..	46.7	40.4	39.0
(Surplus)/deficit on sale of fixed assets	(0.5)	1.5	—
(Increase)/decrease in inventories	(30.9)	(37.7)	46.2
Decrease/(increase) in accounts receivable	9.8	(1.6)	21.1
Increase/(decrease) in accounts payable	19.7	(10.3)	(17.4)
Exchange rate adjustments.	(9.9)	6.7	(4.3)
Net cash inflow/(outflow) from operating activities	71.6	(8.3)	(42.6)
Returns on investments and servicing of finance	(24.9)	(54.7)	(51.8)
Taxes paid.	(4.4)	(6.0)	(2.2)
Capital expenditure and financial investment	(12.1)	(26.2)	(5.8)
Acquisitions and disposals.	(26.9)	—	115.1
Equity dividends paid.	(21.6)	(7.6)	—
Net cash (outflow)/inflow before financing	(18.3)	(102.8)	12.7
Financing	27.0	80.5	(31.7)
Increase/(decrease) in cash	8.7	(22.3)	(19.0)

Net cash inflow/(outflow) from operating activities

Our net cash outflow from operating activities increased by €34.3 million in the year ended March 31, 2005 to €42.6 million. This deterioration was due to a reduction in operating income of €109.4 million and outflows of €22.0 million due to the working capital reduction program, €7.1 million reduction in accounts payable and €11.0 million in adverse exchange rate fluctuations, partially offset by increased cash flows from inventories by €83.9 million, from receivables by €22.7 million and from restructuring payments by €11.5 million.

Our net cash outflow from operating activities was €8.3 million in the year ended March 31, 2004, a dramatic reversal from the net cash inflow of €71.6 million in the year ended March 31, 2003, primarily as a result of lower operating income, a year-on-year reduction in cash generated from accounts payable of €30 million and an €8.4 million increase in restructuring spend.

Net cash (outflow)/inflow before financing

Our net cash inflow before financing was €12.7 million in the year ended March 31, 2005, a dramatic improvement of €115.5 million compared to the €102.8 million outflow in the year ended March 31, 2004. This improvement was in a very substantial part due to the net surplus realised on the acquisition and disposal of subsidiary undertakings which improved by €115.1 million between these two years. Other movements in the year were a deterioration of cash outflow from operating activities of €34.3m offset by reductions in outflows for capital expenditures, dividends, taxes paid and payments for the servicing of finance.

Our net cash outflow before financing was €102.8 million in the year ended March 31, 2004, a substantial increase from the net outflow of €18.3 million in the year ended March 31, 2003. This increase was primarily due to the net cash outflow from operating activities, a year-on-year reduction in accounts payable combined with the increased costs of servicing finance as a result of €25 million of debt issue costs and €3.7 million of makewhole payments partially offset by the absence of acquisitions and lower dividends in 2004.

Financing

Our net cash outflow from financing was €31.7 million in the year ended March 31, 2005 reflecting a net retirement of debt. The net cash outflow of €31.7 million from financing reflected a repayment of long term revolving loans of €276.9 million, financed by €150.7 million in new long term loans under our Asset Back Lending Facility, €94.5 million new net equity and €19 million of cash.

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

Following the successful completion of the rights offering, the issue of the Mezzanine Notes, the subordinated loans and the receipt of proceeds from the sale of All-Clad and various properties, we believe that our working capital, together with the amounts available under the Facility Agreement and our other facilities, is sufficient to fund our present operations. See "Principal Factors that Affect Our Results of Operations and Financial Condition—Capital Structure" and "Item 11—Quantitative and Qualitative Disclosure about Market Risk".

Capital Resources

Our policy is to finance our operations through a combination of cash flow generated from operations, short-term bank borrowings, long-term debt, equity funding and leasing and to achieve a balance between certainty of funding and a flexible, cost-effective borrowing structure. We seek to ensure continuity of funding by maintaining a broad portfolio of debt, diversified by source and maturity, and by maintaining facilities sufficient to cover peak anticipated borrowing requirements, with a minimum of 20% having a maturity in excess of five years at any point in time and the remainder having a maturity of no less than six months. At March 31, 2005, 55.2% (March 31, 2004: 38%) of total financial liabilities had a maturity of greater than five years.

The following table sets forth our total borrowings and cash and cash equivalents (on an Irish GAAP basis) as at the dates specified:

	March 31,
	2003	2004	2005
	(€ in millions)
Total borrowings(1)(2)	440.7	434.5	299.4
Cash and cash equivalents	(84.0)	(51.6)	(20.0)
Net debt(3)	356.7	382.9	279.4

(1)	Includes at March 31, 2003 and March 31, 2004 drawdowns under our secured multicurrency Revolving Credit Facility, Mezzanine Notes, Secured Senior Notes and the €5.1 million of euro loans maturing between December 2005 and December 2007 for which certain properties owned by Rosenthal AG are pledged as collateral.

(2)	On a US GAAP basis total borrowings at March 31, 2005 would be €15.8 million (March 31, 2004: €25.0 million) higher, to reflect the elimination of debt issue costs which are set-off against total debt under Irish GAAP.

(3)	Net debt as at September 16, 2005 amounted to €279.6 million.

The following table sets forth the currencies in which we held our cash and cash equivalents as at March 31, 2005:

	March 31, 2005
	Local currency amount	euro equivalent
	(in millions)
Euro	€5.6	€5.6
US Dollars	$3.3	€2.6
UK pound sterling	£2.1	€3.1
Japanese yen.	¥466.9	€3.4
Other	n/a	€5.3
Total		€20.0

As at September 16, 2005 total cash and cash equivalents were €58.6 million.

The 2003 Refinancing

In December 2003, we implemented a refinancing which reduced senior debt, improved our liquidity and extended the maturity of our indebtedness through the issue of the Mezzanine Notes, as defined below. The 2003 Refinancing comprised a rights issue raising gross proceeds of €38.5 million and an issue of Mezzanine Notes raising gross proceeds of €166 million, the combined proceeds of which, after expenses, were used to pre-pay a portion of each of our senior debt components. Following the refinancing, the term to maturity of our debt ranged from 4 years and 4 months to 7 years. Notwithstanding these developments, we acknowledged at the time that net debt remained excessive and the related covenants restrictive.

Developments in 2004

Disappointing results recorded in the fiscal year ended March 31, 2004, which were significantly worse than previously forecasted and which reflected both the challenging market conditions and the deterioration in the dollar during that period, impacted our working capital requirements. In order to reinforce our financial position and allow us to continue our operational restructuring, we supplemented our credit facilities, with additional subordinated loans totalling €40 million (the "Subordinated Facilities"). Subordinated debt of €32,500,000 was provided by Anglo Irish Bank Corporation plc ("Anglo Irish") to the Company and subordinated debt of €7,500,000 was provided by Anglo Irish to Rosenthal A.G. (a German company in which the Company has a majority interest) by term loan agreements dated May 28, 2004 and June 25, 2004 respectively. By agreements dated May 28, 2004 and June 25, 2004 between Anglo Irish and Lionheart Ventures (Overseas) Limited, a Cyprus incorporated company controlled by Sir Anthony O'Reilly ("Lionheart"), Anglo Irish has options to put these loans at par plus accrued interest to Lionheart. Sir Anthony O'Reilly and Mr Peter John Goulandris have entered into undertakings dated May 28, 2004 and June 25, 2004 in favour of Anglo Irish pursuant to which they severally undertake as to one half of any amount required (i) to pay to Lionheart sufficient funds to ensure that Lionheart is in a position to discharge its obligations under the put options or (ii) to pay to Anglo Irish, in discharge of Lionheart's obligations, the amount of the obligations of Lionheart under the put options.

In July 2004, we completed the sale of All-Clad to Groupe SEB. Net cash proceeds (after expenses and applicable taxation) from the sale of All-Clad amounted to approximately €179.4 million. All of the net proceeds of the sale have been used to reduce our borrowings. This was consistent with our stated strategy and with our obligations under our various facilities to use cash realised from any sale of assets to reduce senior debt. The application of all of the net proceeds of such sale to repay senior debt effected a 63.8% reduction in senior debt outstanding as of March 31, 2004. In anticipation of the All-Clad sale, the Amended Revolving Credit Facility and the Amended Note Purchase Agreement were amended as of May 28, 2004 and again as of July 26, 2004. Pursuant to these amendments, the lenders consented to the disposal of All-Clad and certain of its subsidiaries. We were obliged to pay the lenders an amendment fee of €2.3 million at the time of the completion of the All-Clad sale in July 2004, to pay the costs and expenses of the coordinating lenders and the facility agent in connection with the amendment of the facility. We were also obliged to pay the holders of the Senior Secured Notes an amendment fee of 1.00%

of the principal amount outstanding in respect of the Secured Senior Notes and Makewhole Notes at the time of the completion of the All-Clad sale in July 2004, and further to pay all out-of-pocket costs and expenses of the Secured Senior Note holders incurred in connection with the amendment of the Amended Note Purchase Agreement.

On September 30, 2004, the Company and certain of its affiliates and subsidiaries entered into a Facility Agreement (the "Facility Agreement") with certain financial institutions and Burdale Financial Limited, as agent for such financial institutions (the "Agent"). On September 30, 2004, we used the Facility Agreement to raise €134.0 million with which to repay our entire indebtedness under the Amended Revolving Credit Facility Agreement, the Secured Senior Notes and the Rosenthal Facilities, amounting to €85.7 million, €25.5 million and €22.8 million, respectively, at the time of such repayment. As a consequence, the Amended Revolving Credit Agreement, the Amended Note Purchase Agreement and the Rosenthal Facilities were terminated.

On October 21, 2004 we announced that we were in advanced discussions about a possible cash offer for Royal Doulton plc, one of the world's leading chinaware manufacturers and owner of the Royal Doulton, Minton and Royal Albert brands. We also announced a proposed, fully underwritten rights issue of approximately €100 million, on the basis of 5 new stock units for every 3 stock units held by qualifying stockholders. On December 15, 2004 we announced the terms of a recommended offer for the entire issue and to be issued ordinary share capital of Royal Doulton plc under which Royal Doulton shareholders were to be offered 12p per share. On that date we also announced the despatch of listing particulars and provisional letters of allotment in relation to the 5 for 3 rights issue.

Use of proceeds of 5 for 3 Rights Issue

The gross proceeds of the Rights Issue were €99.7 million and the expenses of the Rights Issue amounted to €5.2 million (of which €2.6 million comprised commission payable under the Underwriting Agreement). The net proceeds of the Rights Issue were used: €45.3 million to Royal Doulton Shareholders to acquire their shares, €29.3 million to retire the existing indebtedness of Royal Doulton and €4.9 million to discharge the expenses of the acquisition (primarily professional fees). The balance of €15.0 million was used to fund the working capital of the enlarged group.

Cost Restructuring Program and 7 for 11 Rights Issue

On May 4, 2005 we announced a major restructuring program at an expected cost of €90 million to be financed by a further fully underwritten Rights Issue, on the basis of 7 new stock units for every 11 stock units held by qualifying shareholders, which was completed on July 18, 2005. See "Item 4—Information on the Company—Our Restructuring program—Cost Restructuring Program".

The gross proceeds of the Rights Issue were approximately €101.5 million, and the expenses of the Rights Issue amounted to approximately €5 million (of which approximately €2 million comprised commission payable under the Underwriting Agreement).

Of the net proceeds, up to approximately €90 million will be allocated to the Cost Restructuring Program comprising the achievement of capacity reduction (approximately €30 million), overhead reduction (approximately €24 million) and the further integration of Wedgwood and Royal Doulton (approximately €36 million). The balance of approximately €6.5 million is expected to be used for general working capital purposes.

At Waterford, staff redundancy costs associated with both the consolidation of manufacturing at the Kilbarry plant and the associated reduction of overheads are estimated at approximately €27.1 million, with capital expenditure and other associated restructuring costs totalling, in aggregate, approximately €8.8 million.

At Wedgwood/Royal Doulton, a total of approximately €23.9 million is dedicated to achieving targeted staff redundancies intended to reduce both capacity and overheads and in addition approximately €12.3 million is expected to be spent on implementation of systems revisions and capital expenditure in administration, warehousing and retail to reflect the reduced workforce. Of this approximately €6.5 million has already been spent.

At Rosenthal, redundancies to deliver the targeted capacity reduction associated with the outsourcing of decoration and small hollow ware and the targeted overhead reduction to eliminate processing complexities have an estimated cost of approximately €4 million with other restructuring and capital expenditure amounting to approximately €4 million.

An additional approximate €10 million is intended to achieve 200 redundancies across the wider Group which also form part of the Cost Restructuring Program.

The cash resources available to the Group have also been increased by the receipt of the proceeds of the recently announced disposal of land at the Waterford Crystal Social Centre. This transaction realised net consideration of approximately €25 million (after expenses of approximately €1.7 million and taxes of approximately €6.2 million). In accordance with the terms of the Group's Facility Agreement, 30% of this (being approximately €7.5 million) has been used to effect a reduction in the amount outstanding on the Senior Tranche B Facility Loan. The balance is available for general working capital purposes.

The Facility Agreement

Term and Structure

The principal credit facility available to us is the Facility Agreement, a multi-currency credit facility which permits a maximum drawdown (subject to the availability of sufficient collateral) of (a) €205 million plus (b) US$30 million. The Company, WW UK and substantially all of our operating companies are borrowers under the Facility Agreement, and act as guarantors.

As at September 16, 2005 an aggregate amount of €132.1 million was outstanding under the Facility Agreement.

There are six facilities available under the Facility Agreement, some of which were used for the repayment of existing indebtedness at the time the Facility Agreement was entered into and to be used for general corporate and working capital purposes:

•	the Working Capital Facilities (the "Working Capital Facilities") consisting of: (a) a €30 million Extended Term Loan Facility for which a term loan was made, calculated with respect to and secured by eligible receivables (those arising in the ordinary course and for which there is no impairment on recoverability) and eligible inventory (inventory to which the borrower has good title) (the "Extended Term Loan Facility"); (b) a Receivables Finance Facility for which loans are made calculated with respect to and secured by eligible receivables (the "Receivables Finance Facility"); and (c) a Revolving Credit Facility for which loans are made or letters of credit are issued and secured by the relevant goods (the "Revolving Credit Facility").

•	the Term Loan Facilities (the "Term Loan Facilities") consisting of: (a) a euro-denominated Equipment Loan Facility secured by industrial equipment (the "Equipment Loan Facility") and (b) a euro-denominated Property Loan Facility secured by real property (the "Property Loan Facility").

•	the Senior Tranche B Facility (the "Senior Tranche B Facility"), which is a U.S.-dollar denominated term loan facility of US$30 million, to be secured by a fixed and floating charge.

The following conditions relate to the term and order in which the amounts may be drawn under each of the above facilities:

•	The Extended Term Loan Facility, Property Loan Facility, Equipment Loan Facility and Senior Tranche B Facility were required to be drawn down within five days of the signing of the Facility Agreement, and were drawn down on September 30, 2004; the Receivables Finance Facility, the Revolving Credit Facility and the Working Capital Refinancing Facility must be drawn within three years of the date of the Facility Agreement and may be redrawn from time to time.

•	The Extended Term Loan Facility may be drawn by one or more borrowers, and it constitutes a sub-limit within the Receivables Finance Facility and the Revolving Credit Facility;

•	The terms of the loans vary depending on the loan. The term of each of the loan facilities except the Extended Term Loan and the Senior Tranche B Loan facilities is three years; the Extended Term Loan and the Senior Tranche B Loan facilities must be repaid in full on November 19, 2008.

The amounts that we may draw under each facility are subject to certain conditions, including the following:

•	The aggregate amounts outstanding under the Extended Term Loan Facility, Receivables Finance Facility, Revolving Credit Facility, Equipment Loan Facility and Property Loan Facility may not exceed €205 million, and the aggregate amount outstanding under the Senior Tranche B Facility Loan may not exceed US$30 million at any time.

•	The aggregate amounts outstanding under the Working Capital Facilities may not exceed the amount of the Group's total receivables calculated based on their face amount minus any discount, multiplied by the relevant percentage (85% for UK, Irish and U.S. borrowers and 80% for German borrowers) (the "Total Receivables Availability") plus the Group's available total stock calculated as the stock percentage of the net value of the eligible stock (the "Total Stock Availability") minus the reserves established by the Agent in its discretion, including a Subordinated Facilities reserve of €25 million, a general reserve of €20 million, until the Group achieves EBITDA (as defined below) in excess of €80 million in respect of any financial year and a €5 million ancillary facilities reserve.

•	The aggregate amounts outstanding under the Receivables Finance Facility may not exceed the lesser of the Total Receivables Availability and €100 million. The aggregate amounts outstanding under the Revolving Credit Facility may not exceed €145 million. The aggregate amount of outstanding loans under the Receivables Finance Facility in respect of eligible stock may not exceed the lesser of the Total Stock Availability and €130 million. The aggregate total of letter of credit exposures may not exceed €15 million.

•	The Equipment Loan may not exceed the lesser of 75% of the most recent valuation of the applicable equipment, such valuation to take place annually, and €7.5 million; the Property Loan may not exceed the lesser of 80% of the most recent valuation of mortgaged property, such valuation to take place annually, and €20 million.

•	The €20 million general reserve will be allocated primarily to the Total Stock Availability and the Total Receivables Availability of the UK and Irish borrowers, and the Agent may do any of the following with respect to the reserve: (a) reduce the receivables advance amount for a particular borrower if that borrower's dilution rate (defined as the monthly value of credit notes and non-cash credits issued by a borrower as a percentage of the monthly value of sales) exceeds 5%; (b) reduce the Total Stock Availability for any reduction in the stock limit or other reduction; (c) allocate the reserves among the borrowers; and (d) establish sub-limits as the Agent deems appropriate.

•	Under the Receivables Finance Facility and the Revolving Credit Facility, individual borrowers may only request utilizations with respect to the availability derived from eligible receivables or eligible stock allocated to that borrower, and no utilisation may be requested by any other borrower if the amounts available for utilisation by the US borrowers are greater than €5 million or by the German borrowers are greater than €3 million.

Costs and Fees

If any facility is cancelled by the lenders or the Company or due to an event of default, a cancellation fee must be paid. In the first year, the fee would be 2% of the cancelled facilities; in the second year, the fee would be 1.5% of the cancelled facilities, and in the final year or with respect to any extension, the fee would be 1% of the cancelled facilities. A commitment fee of 0.375% per annum must be paid for any undrawn amount of the euro-denominated facilities limit. For each letter of credit or similar arrangement, a fee of 2.5% per annum is payable until the expiry of the letter of credit. A number of other fees, including arrangement, amendment, underwriting, facility, monitoring and security trustee fees, as well as fees and expenses relating to the Senior Tranche B Facility, are also payable.

The interest rate on each of the loans except the Senior Tranche B Loan is equal to the sum of: (i) LIBOR; (ii) a margin of 2.5% with certain adjustment provisions and (iii) any mandatory costs of funding imposed by the Financial Services Authority, the Bank of England or similar monetary costs. Interest is payable on the Senior Tranche B Loan at a rate of LIBOR plus 6.5% or the Wachovia Bank NA prime rate plus 3.5%, at the election of the Company each month. If the Company has consolidated profit before tax of greater than zero, the margin of 2.5% will be reduced to 2.25% per annum, if the profit is greater than €5 million, the margin will be reduced to 2% per annum and if the profit is greater than €10 million, the margin will be reduced to 1.75% per annum. In order for the margin to be reduced, no default must be outstanding, Trading Cash Flow (as defined below) must have been greater than zero for the preceding 12 months, and the Total Availability must exceed the outstanding utilisations for the Receivables Finance Facility, the Revolving Credit Facility and the Extended Term Loan by at least €10 million.

For the Equipment Loan Facility and Property Loan Facility, loans must be repaid in instalments of 1.67% of the principal amount of the loan per month and 0.834% of the principal amount of the loan per month respectively, with the balance to be repaid three years from the date of the Facility Agreement.

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

The Facility Agreement requires that neither the Company nor any other obligor incur or have owing any financial indebtedness over €1 million in the aggregate subject to exceptions for, among others, certain intercompany indebtedness, certain indebtedness relating to financial hedging transactions, certain indebtedness incurred in connection with the Facility Agreement, normal trade credit indebtedness, equipment leases and hire purchase transaction not exceeding €50,000 in the aggregate, operating leases not exceeding €1 million in the aggregate and any financial indebtedness existing at the date of the Facility Agreement. The Company must also ensure that no member of the Group grant any guarantee without the prior consent of the majority lenders, subject to certain exceptions. In addition, the terms of the Facility Agreement restrict the obligors' abilities to incur debt senior in right of payment to the amounts due under the Facility Agreement or be a creditor with respect to any financial indebtedness.

No obligor may enter into an amalgamation, merger, demerger, acquisition or similar transaction other than certain intra-Group transactions of such nature. In addition, no obligor may lease or dispose of individual assets in excess of €150,000 or total assets in excess of €1 million, each subject to certain exceptions, including the disposal of obsolete inventories, the sale of trading stock, the licensing of intellectual property in the ordinary course of business subject to certain conditions and certain planned disposals. The Company may not prepay the facilities provided by Anglo Irish Bank Corporation plc on May 28, 2004 unless majority lenders' consent is given or the auditors provide a certificate that the Company will have sufficient working capital for 18 months following any such prepayments.

Unless Total Availability exceeds €15 million we are required to procure that our Net Worth (as defined below) shall at no time be less than an amount ranging from €119 million in October 2004 to €75 million in March 2007 and our preceding year's annual Trading Cash Flow (as defined below) shall not be less than an amount ranging from a deficit of €111 million in October 2004 to €20 million in March 2007.

The Company must provide full individual and consolidated monthly accounts to the Agent within 30 days of the end of each month.

Events of Default

The Facility Agreement contains standard events of default, including for non-payment of principal, interest or fees, misrepresentation and certain insolvency events. It also provides for an event of default upon a change of control (as defined) and in case of a Material Adverse Effect (as defined below) based on the reasonable opinion of the lenders.

An event of default will also occur if the Company fails to maintain the prescribed ratios of Net Worth or Trading Cash Flow, when tested, or if any obligor breaches its undertakings regarding limitations on incurring additional indebtedness, creating additional security interests, asset disposals, making loans or maintaining adequate insurance and, if not remedied within 15 days of such breach, if it breaches any other provisions of the Facility Agreement and/or the ancillary documents. The Facility Agreement includes a cross-acceleration clause if borrowers or guarantors under the Facility Agreement fail to timely make payment or otherwise default on any financial indebtedness that exceeds €150,000 individually other than with respect to the Anglo Irish Bank Corporation facilities, or an aggregate of €20 million owed to trade creditors. Upon the occurrence of an event of default, by a two thirds majority, the lenders under the Facility Agreement may cancel their commitments under the facilities and declare the loaned amounts immediately due and payable.

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

"Material Adverse Effect" means an effect which (in the reasonable opinion of a two thirds majority of all the lenders under the Facility Agreement) results in or is likely to result in a material adverse change in (i) the business, performance, operations or assets of the obligors (whether individually or collectively); or (ii) the ability of any obligor to perform any of its respective obligations under the Facility Agreement and its ancillary documents; or (iii) the legality, validity, priority or enforceability of any obligations or security created by or arising under the Facility Agreement and its ancillary documents. An event will be deemed to not have a Material Adverse Effect if, in the opinion of a majority of lenders, their ability to make full recovery from the Group as a whole is not materially prejudiced as a result of the occurrence of such event.

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

"Trading Cash Flow" means the consolidated profit before tax on ordinary activities of the Group for the period under review (a) adding back any depreciation or amortization, (b) excluding any extraordinary or exceptional profits, (c) deducting any capital expenditures, and (d) making any other reasonable adjustments to ensure consistency year-on-year.

The Mezzanine Notes and the Mezzanine Note Indenture

On November 25, 2003, we issued €166.0 million in principal amount of 9 7/8% Mezzanine Notes due 2010, (or the "Mezzanine Notes"), which are guaranteed by substantially all operating subsidiares (excluding Rosenthal AG) and are secured by second ranking fixed and floating charges over substantially all of our assets and those of our operating subsidiaries. The Mezzanine Notes are subordinated in right of payment to our current and future senior indebtedness as defined, which includes the Facility Agreement.

In connection with the issuance of the Mezzanine Notes, the Company, together with the Guarantors named therein, The Bank of New York, London and Kredietbank S.A. Luxembourgeoise entered into a Mezzanine Note Indenture, dated December 1, 2003 (the "Mezzanine Note Indenture"). The Mezzanine Note Indenture establishes the rights and duties of the Trustee, establishes certain Events of Default with respect to the Mezzanine Notes and subordinates the Mezzanine Notes in right of payment to all Senior Debt as defined. Events of Default under the Mezzanine Note Indenture include failure to timely pay any interest or principal owed on the Mezzanine Notes, default of any covenant under the Mezzanine Note Indenture, failure to pay at maturity or the acceleration of any other Indebtedness (which includes all principal and interest owed with respect to borrowed money, evidenced by debt security instruments, capitalized lease obligations, guarantees and certain hedging arrangements) in an aggregate amount of €10 million or more, certain insolvency events and any guarantee with respect to the Mezzanine Notes being declared null and void.

Pursuant to the terms of the Mezzanine Note Indenture, neither we nor our restricted subsidiaries (which currently constitutes all of our subsidiaries) may incur any Indebtedness, unless no Event of Default has occurred and is continuing and on the date of the incurrence of such Indebtedness, after giving effect to the incurrence of such Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0. For the purposes of the Mezzanine Note Indenture, the "Consolidated Fixed Charge Coverage Ratio" generally means the ratio of Consolidated EBITDA (generally consolidated net income together with any taxes paid or accrued, interest expense and certain consolidated non-cash charges) to Consolidated Fixed Charges (generally consolidated interest expense together with any dividend payments made to holders of preferred stock as adjusted by applicable income tax rates) during the relevant period. Such provision does not prohibit the incurrence of the following Indebtedness, among other things: the Mezzanine Notes; the Facility Agreement and other working capital facilities to a maximum of €265 million; the Secured Senior Notes (which have been repaid in full); Refinancing Indebtedness (generally, any refinancing by the Company or its restricted subsidiaries of certain additional indebtedness permitted to be incurred under the Mezzanine Note Indenture and that does not increase either the aggregate principal amount or the average life to maturity of such indebtedness); indebtedness in connection with certain hedging activities; certain intercompany indebtedness; and additional indebtedness of the Company and its subsidiaries in an aggregate principal amount not exceeding €25.0 million.

The Company and its restricted subsidiaries may not declare or pay dividends, redeem the Company's capital stock, make payments on any indebtedness junior in right of payment to the Mezzanine Notes or make certain investments (collectively, "Restricted Payments") if, among other things, (1) an Event of Default shall have occurred, (2) the Company may not incur at least €1 of additional indebtedness in compliance with the Consolidated Fixed Charge Coverage Ratio test described above, or (3) the aggregate amount of such Restricted Payments would exceed (X) 50% of Consolidated Net Income (generally consolidated net income excluding, among other things, gains from asset sales, extraordinary gains and gains resulting from certain corporate mergers) plus (Y) 100% of the aggregate net cash proceeds received from the issuance of certain equity securities plus (Z) the amounts by which certain Company indebtedness is reduced together with certain amounts received from Company investments. Notwithstanding the foregoing, the Company is permitted to make certain Restricted Payments, subject to conditions, including investments in entities that will become Restricted Subsidiaries, additional investments of up to €25 million at any one time outstanding and dividends of up to €10 million in the aggregate. The Mezzanine Note Indenture furthermore places restrictions on the Company's and its restricted subsidiaries' abilities to incur indebtedness senior in right of payment to the Mezzanine Notes, effect asset sales, issue preferred stock, create liens or other security interests, enter into sale and leaseback transactions, transact with affiliates and issue guarantees, among other things.

The Intercreditor Agreement

On September 30, 2004, the Company, the other parties to the Facilities Agreement and the trustee under the Mezzanine Note Indenture, among others, entered into an Intercreditor and Security Trustee Agreement (the "Intercreditor Agreement"). Among other things, the Intercreditor Agreement restricts our ability to make payments on the Mezzanine Notes in certain circumstances (including default under the Facility Agreement), restricts the ability of the trustee under the Mezzanine Notes Indenture to accelerate or demand payment under the Mezzanine Notes and subordinates the claims of Mezzanine Note holders to those under the Facility Agreement in the event of our insolvency.

The Inventory Security Agreement

W/C Imports Inc., a wholly-owned subsidiary of the Company, is also party to a Non-notification Factoring Agreement and an Inventory Security Agreement (the "Inventory Security Agreement") with

The CIT Group/Commercial Services, Inc., dated May 3, 1999, pursuant to which W/C Imports Inc. sells and assigns all accounts receivable in exchange for the CIT Group/Commercial Services, Inc. agreeing to advance it certain funds. The Inventory Security Agreement restricts the ability of W/C Imports Inc. to create security interests over its inventory or proceeds in favor of any third-party.

Capital expenditures

Our capital expenditures were €22.2 million in the year ended March 31, 2003, €35.3 million in the year ended March 31, 2004 and €12.1 million in the year ended March 31, 2005. The higher level of capital expenditure in 2004 was due primarily to the refurbishment of the furnace at our Waterford Crystal manufacturing plant in Ireland.

We intend to fund our current capital expenditure requirements from internally generated funds and through existing or future financing arrangements. We also may make selective investments or acquisitions, should suitable opportunities arise, which may be financed through additional borrowings to, the extent permitted under the Facility Agreement, the Mezzanine Notes and equity issuances.

Contractual Cash Obligations and Commercial Commitments

The following table summarizes our contractual cash obligations at March 31, 2005:

	Total	Due within one year	Due between one and three years	Due between three and five years	Due after more than five years
	(€ in millions)
Short-term debt	—	—	—	—	—
Long-term debt	315.2	—	84.6	65.4	165.2
Operating leases.	222.8	29.2	46.5	30.9	116.2
Capital commitments.	1.1	1.1	—	—	—
Purchase commitments	58.5	41.1	6.3	3.4	7.7
Total	597.6	71.4	137.4	99.7	289.1

Capital commitments relate to the purchase of plant and equipment.

Interest accruals are not included within this table.

For information regarding our pension commitments, see notes 23 and 33 to our Consolidated Financial Statements. Funding for the year ending March 31, 2006 is anticipated to be similar to that for the year ended March 31, 2005 with the addition of €3.0 million funding for the Royal Doulton UK closed defined benefit plan.

We do not have a specified plan to provide for the funding of our pension commitments.

Contingent liabilities

In accordance with Section 17 of the Companies (Amendment) Act, 1986, of the Republic of Ireland, we have guaranteed the liabilities of certain of our subsidiaries. As a result, such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986, of the Republic of Ireland. We have also guaranteed certain of the borrowings of various subsidiaries.

Waterford had received capital grants amounting to €5.9 million at March 31, 2005, (March 31, 2004: €5.0 million), which could become repayable to the Irish Government if the business were to cease within 10 years of the date of the grants.

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

New Accounting Standards

International financial reporting standards

By regulation, the European Union ("EU") has required that listed companies must use International Financial Reporting Standards ("IFRS") adopted for use in the EU in the preparation of consolidated accounts. The objective is to improve financial reporting and enhance its transparency within the EU.

The application of International Financial Reporting Standards ("IFRS") became mandatory for financial statements of listed companies with effect from January 1, 2005. This will require us to present IFRS compliant financial statements for the financial year ending March 31, 2006, together with comparative figures for the prior year. It will also require the presentation of IFRS compliant interim financial statements for the six months ending September 30, 2005, together with prior period comparative figures. April 1, 2004 is our transition date to IFRS. Though we are advanced in our preparations for the move to report under IFRS in line with this timetable, we continue to evaluate the consolidated balance sheet and consolidated statement of income effects of adopting IFRS and, therefore, the audit of the impact of transition has not been completed at the date of this annual report. Until this work has been finalised, it is possible that further effects not disclosed herein will be identified.

Implementation of IFRS: Accounting policy choices In accordance with IFRS 1,which establishes the framework for transition to IFRS by a first-time adopter such as Waterford Wedgwood plc, the Group proposes to elect, in common with the majority of listed companies, to avail of a number of specific exemptions from retrospective restatement as follows:

•	Not to apply IFRS 3 "Business Combinations " to businesses combinations undertaken prior to 1 April 2004.

•	To deem cumulative exchange differences on the net investments in foreign subsidiaries as zero at 1 April 2004 as permitted by IFRS 1.

•	To recognize in full, cumulative actuarial gains and losses for defined benefit pension schemes as at 1 April 2004.

•	To use the existing carrying value of fixed assets (including those previously revalued) at 1 April 2004 as deemed cost.

•	To implement the requirements of IFRS 2 "Share Based Payments " to all share based payments granted after 7 November 2002 that have not vested by 1 January 2005.

•	Not to present comparative information in accordance with IAS 32 "Financial Instruments: Disclosure and Presentation " and IAS 39 "Financial Instruments: Recognition and Measurement ". Accordingly, comparative information for the year to 31 March 2005 in respect of financial instruments will be prepared on the basis of the Group 's current accounting policies under Irish GAAP.

The most significant changes impacting on the results and the financial position of the Group following the implementation of IFRS will be:

•	Recognition in the consolidated statement of income of fair value gains and losses on derivative financial instruments, subject to hedge accounting.

•	Recognition of derivative financial instruments and related hedge accounting entries at fair value in the balance sheet.

•	Recognition in the balance sheet of proposed dividends only when approved.

•	Recognition of a charge for share-based payments in the income statement for outstanding options issued after 7 November 2002.

•	Recognition of assets and liabilities of defined benefit pension schemes on the face of the Group balance sheet and recognizing pension expense in the Group income statement using principles similar to FRS 17 as disclosed in note 23 to the 2005 consolidated financial statements.

•	The cessation of goodwill amortization and the introduction of annual impairment testing.

•	Changes to format of the primary financial statements.

Impact of recently issued US accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). which replaces SFAS No. 123. "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005. We are currently evaluating the impact that adoption of SFAS 123(R) will have but do not expect it to have a material impact.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No.29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. We are currently evaluating the effect that the adoption of SFAS 153 will have but do not expect it to have a material impact.

In November 2004, the FASB issued Statement No.151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, clarifying the existing requirements in ARB No. 43 regarding normal capacity, spoilage costs and idle capacity costs. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the effect that the adoption of SFAS 151 will have but do not expect SFAS 151 to have a material impact.

In March 2004, the EITF reached consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-01"). EITF 03-01 provides guidance on Other-Than-Temporary impairment models for marketable debt and equity securities and non-marketable securities accounted for under the cost method. On September 30, 2004, the FASB issued FSP 03-01-1, Effective Date of Paragraphs 10-20 of EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, delaying the effective date for the recognition and measurement guidance in EITF 03-01, until certain implementation issues are addressed and a final FSP is issued. The disclosure requirements in EITF 03-01 remain effective.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS154"), which replaced APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Finanical Statements". SFAS154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impraticable to do so. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Other recently issued accounting pronouncements will not have a material impact on our financial position or results of operations.

Research and Development

We maintain research and development departments in our main manufacturing facilities. Expenditure on research and development in the year ended March 31, 2005 amounted to €7.7 million (2004: €6.1 million, 2003: €9.3 million) and related mainly to the development of new products, processes and manufacturing technologies.

Trend Information

Trading in the first weeks of the current year remains challenging with sales in the April-June 2005 quarter 8% below the prior year on a like-for-like basis. However, the Group is encouraged by the rally in the US dollar (in which currency, approximately 40% of sales are represented), by the strengthening of the Group's order books and by winning certain substantial contracts which are due for delivery in the second half. For the remainder of the current financial year, it is intended that Waterford Wedgwood's focus will be on implementation of the Cost Restructuring Program with some savings benefits expected to flow through in the second half of the current financial year although the full benefits are forecast to be achieved in the year to March 31, 2007. In parallel with this, all of the divisions are pursuing new business initiatives with the objective of renewing sales growth. These include an extension of distribution into premium stores such as Bed, Bath & Beyond and tapping the potential of new markets such as Eastern Europe and China. The financial impact of these initiatives is not expected to be recorded before early in the year ending March 31, 2007. Accordingly, with a continued very difficult trading environment, the challenge in achieving the Group's financial targets for the remainder of the current financial year remains formidable.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements, as defined in respect of this Item 5.E, that have, or are reasonably likely to have, an effect on the Company that is material.

Item 6—Directors, Senior Management and Employees

Directors and Senior Management

Board of Directors

The Board of Directors of Waterford Wedgwood plc ("the Board") currently consists of 13 directors. Our articles of association establish the terms governing the composition of our Board of Directors. See "—Board Practices" for more information.

The table below sets out the name, age and position of each of the members of our Board of Directors as at September 16, 2005.

Name	Age	Position
Sir Anthony O'Reilly	69	Chairman of the Board and a member of the remuneration and nomination committee.
Peter John Goulandris(1)	57	Deputy Chairman of the Board and a member of the remuneration and nomination committee.
Peter B. Cameron	58	Director and Chief Executive Officer.
Gerald P. Dempsey	76	Director and a member of the audit committee, the remuneration and nomination committee, and senior independent director.
John Foley	53	Director and Chief Executive Officer of Waterford Crystal Limited.
Ottmar C. Küsel	54	Director and Chief Executive Officer of Rosenthal AG.
Kevin C. McGoran	70	Director, Chairman of the audit committee, a member of the remuneration and nomination committee and Chairman of the Board of Waterford Crystal Limited.
Patrick J.A. Molloy	67	Director and member of the audit committee.
P. Redmond O'Donoghue(1)	62	Director.
Lady O'Reilly(1)	55	Director.
David W. Sculley	59	Director.
Dr. F. Alan Wedgwood(1)	68	Director.
Lord Wedgwood of Barlaston(1)	51	Director.

(1)	Also a director of Waterford Wedgwood UK plc.

Sir Anthony O'Reilly has been a non-executive director since April 25, 1990. He was appointed deputy chairman on June 19, 1991, and was appointed Chairman of the Board on January 1, 1994. His current term as non-executive director expires in 2005 and he will stand for re-election at the Annual General Meeting to be held on October 20, 2005. He is chief executive of Independent News & Media plc and is chairman of Eircom Group plc. His other directorships include Fitzwilton Limited. Sir Anthony O'Reilly is the husband of Lady O'Reilly.

Peter John Goulandris was appointed deputy chairman on March 24, 1999, having been a director since May 17, 1996. He has also been a director of WW UK since December 17, 1998. He was appointed chairman of WW UK in January 2001. His current term of office as non-executive director expires in 2007. His other directorships include Fitzwilton Limited. Peter John Goulandris is the brother of Lady O'Reilly.

Peter B. Cameron joined us as a director in 2001. Previously, he was All-Clad's chief operating officer from 1998 to 2000. He became chief executive of All-Clad in August 2000 until its disposal in July 2004, when he became our chief operating officer. On September 1, 2005 he was appointed chief executive officer. His current term of office as an executive director expires in 2007.

Gerald P. Dempsey was appointed a director on March 1, 1986. He is also a director of Waterford Crystal Limited. His current term as non-executive director expires in 2007. His other directorships include United Business Media Financial Services Ireland and associated companies.

John Foley joined us in 1991 and was appointed a director in October 2000. He is currently also chief executive officer of Waterford Crystal. His current term as executive director expires in 2005 and he will stand for re-election at the Annual General Meeting to be held on October 20, 2005. He is non-executive chairman of Waterford Marketing and Tourism.

Ottmar C. Küsel joined us as a director in April 1997. He is currently also chief executive officer of Rosenthal AG. His current term of office as an executive director expires in 2006. He is chairman of the Ceramics Industry Association in Germany and a member of the advisory board of the Düsseldorfer Hypotheken Bank AG.

Kevin C. McGoran was appointed a non-executive director on April 25, 1990, and is currently chairman of Waterford Crystal Limited and our audit committee financial expert. His current term of office as a non-executive director expires in 2005 and he will stand for re-election at the Annual General Meeting to be held on October 20, 2005. He is chairman of Fitzwilton Limited.

Patrick J.A. Molloy joined us as a non-executive director on July 25, 2002. His current term as non-executive director expires in 2006. He is chairman of CRH plc, The Blackrock Clinic and Enterprise Ireland. He retired as group chief executive of Bank of Ireland in January 1998.

P. Redmond O'Donoghue joined us as a director in 1985. He was formerly chief executive officer. His current term of office as a non-executive director expires in 2007. Prior to joining us, he held senior sales and marketing positions with the Ford Motor Company in the Republic of Ireland, England and Spain. He is a non-executive director of Greencore plc and chairman of the Governing Body of the Waterford Institute of Technology.

Lady O'Reilly was appointed a non-executive director on December 15, 1995, and has been a non-executive director of WW UK and a director of Wedgwood Museum Trust Limited since June 15, 1994. Her current term of office as a non-executive director expires in 2007. She is chairperson of the Irish National Stud Company Limited and of the O'Reilly Foundation. Lady O'Reilly is the wife of Sir Anthony O'Reilly and the sister of Peter John Goulandris.

David W. Sculley was appointed a non-executive director on December 12, 1997. His current term of office as a non-executive director expires in 2007. He is a partner in the New York based investment firm Sculley Brothers and serves on the board of a number of private companies.

Dr. F. Alan Wedgwood was appointed a non-executive director of Wedgwood in 1966. On November 28, 1986, he was appointed a non-executive director and on June 19, 1991, a director of WW UK. His current term of office as a non-executive director expires in 2006. Dr. Wedgwood is the cousin of Lord Wedgwood.

Lord Wedgwood of Barlaston was appointed a non-executive director of WW UK on December 19, 1997. He joined us as an executive director on April 27, 2000. His current term of office as a director expires in 2005 and he will stand for re-election at the Annual General Meeting to be held on October 20, 2005. He was a member of the House of Lords from 1975 to 1999. Lord Wedgwood is the cousin of Dr. F. Alan Wedgwood.

Senior management

The table below sets out the name, age and position of each of our executive directors and senior managers.

Name	Age	Position
Peter B. Cameron	58	Director and Chief Executive Officer
John Foley	53	Director and Chief Executive Officer of Waterford Crystal
Ottmar C. Küsel	54	Director and Chief Executive Officer of Rosenthal AG
Lord Wedgwood of Barlaston(1)	51	Director
Other Officers
Patrick J. Dowling.	59	Secretary and Chief Financial Officer
Andrew E. Elsby-Smith(1).	41	Finance director of Wedgwood
Moira Gavin.	48	Chief Executive of Wedgwood

(1)	Also a director of Waterford Wedgwood UK plc.

Patrick J. Dowling joined us on June 1, 1999. He had previously been finance director of Fitzwilton Limited worked at Citibank and Bank of Chicago. He is a director of Waterford Crystal Limited. He has been secretary to both WW UK and the Company since September 1999 and has been Chief Financial Officer since March 11, 2005. His current term as secretary will extend indefinitely until he is replaced by the Board.

Andrew E. Elsby-Smith joined us in 1991. He is currently finance director of Wedgwood and was appointed a director of WW UK on June 25, 1999. His current term of office as a director expires in 2005.

Moira Gavin joined us in 1987 having started her career as a buyer at Macy's the US department store. She worked in a number of positions before leaving to take up a senior position at Lenox, the US company. She rejoined the Group in November 2001 and was appointed President of Wedgwood USA in 2002 and Chief Executive of Wedgwood on September 1, 2005.

Board/Management Changes

With effect from September 1, 2005 P. Redmond O'Donoghue retired as Chief Executive Officer and Peter B. Cameron was appointed Chief Executive Officer. Mr. O'Donoghue will remain on the Board as a non-executive director. Tony O'Reilly jnr. resigned as a director and as Wedgwood Chief Executive with effect from September 1, 2005. Paul M. D'Alton, resigned as Chief Financial Officer on March 11, 2005, and Patrick Dowling was appointed Chief Financial Officer. Sam Michaels, a non-executive director since July 1999, resigned from the Board on February 1, 2005. Lewis Glucksman, a non-executive director since December 1998, resigned on October 21, 2004. Richard A. Barnes and Christopher J. McGillivary resigned as directors on June 17, 2004 and June 25, 2004, respectively.

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

Audit committee

The audit committee is chaired by Kevin C. McGoran, as non-executive director, and consists of the following additional non-executive directors: Gerald P. Dempsey and Patrick J. Molloy. The terms of reference for the audit committee are set out in a formal audit committee charter, which is approved by the Board. Its purpose is to assist the Board to oversee and review our accounting and financial reporting policies and internal control procedures. It also assists the Board in selecting, evaluating the independence of and replacing the external auditors. Both the chief financial officer and head of internal audit of the Company normally attend meetings, with representatives of the external auditors attending as appropriate. The Company secretary is the secretary of the audit committee.

Remuneration and nominations committee

The remuneration and nominations committee is responsible for advising on the appointment of executive and non-executive directors and determines terms and conditions of employment and remuneration for executive directors. It meets when required to do so throughout the year. The remuneration and nominations committee is chaired by Sir Anthony O'Reilly and consists of the following additional non-executive directors: Gerald P. Dempsey, Peter John Goulandris and Kevin C. McGoran.

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

Compensation of directors and officers

For the year ended March 31, 2005, the aggregate compensation, paid or accrued, of the Company's and WW UK's (together, the "Registrants") directors and officers was €8,052,000. See note 5 to the Consolidated Financial Statements which is incorporated by reference in this Item 6, setting forth details on an individual basis of the remuneration paid to executive and non-executive directors. In addition, the aggregate amount set aside or accrued by the Registrants for the year ended March 31, 2005 to provide pension, retirement or similar benefits to the directors and officers of the Registrants, was €2,739,000.

Exemptions from Corporate Governance Listing Requirements Under the NASDAQ Marketplace Rules

In connection with the listing of the Company's American Depositary Shares in the United States, we received an exemption with respect to the quorum requirement reflected in NASDAQ Marketplace Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company's voting stock. Our articles of association provide that a quorum for a general meeting of the Company is constituted by three or more persons present in person and entitled to vote. This quorum requirement is in accordance with Irish law and generally accepted business practice in the Republic of Ireland.

Employees

At March 31, 2005, we had 10,405 employees worldwide. We believe that, other than our senior management, a majority of our employees are members of trade unions.

Relations between the Company, its employees and the trade unions representing those employees continue to be good.

The table below provides a breakdown by activity and by geographical location of our employees, including the employees of our subsidiaries, at March 31, 2003, 2004 and 2005 respectively.

	March 31,
	2003	2004	2005
	Number of employees
Geographical analysis:
United Kingdom.	3,204	2,540	3,656
Germany	2,200	2,160	1,846
Republic of Ireland	1,748	1,534	1,435
North America	1,275	1,278	1,056
Rest of World	508	547	2,412
Total	8,935	8,059	10,405

	March 31,
	2003	2004	2005
	Number of employees
Analysis by activity:
Production	4,795	3,985	5,127
Distribution	637	586	1,085
Sales and marketing	2,738	2,782	3,446
Administration	765	706	747
Total	8,935	8,059	10,405

The increase in employee numbers in 2005 reflects the acquisition of Royal Doulton, partially off-set by the disposal of All-Clad and various restructuring initiatives. See "Principal Factors that Affect Our Results of Operations and Financial Conclusion—Affect of Recent Restructuring".

Royal Doulton principally employ sales and marketing staff in the United Kingdom, manufacturing staff in Indonesia and sales and marketing staff in North America and Australia.

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

On December 12, 1995, our shareholders replaced and updated the earlier scheme approved in 1987 and created several new employee share schemes, so as to bring our employee share schemes into line with current best practice and enable employees resident outside the Republic of Ireland and the UK to participate. Under the new employee share schemes, the total number of stock units that may be issued to employees under all of the schemes was limited to not more than 10% of our ordinary share capital outstanding at the end of any ten year period, and not more that 5% of our ordinary share capital outstanding at the end of any five year period. The total number of stock units that may be issued to any employee participating in an employee share scheme was limited to no more than 5% of our ordinary share capital outstanding at the end of any ten year period and not more than 3% of our ordinary share capital outstanding at the end of any three year period.

Options to Purchase Securities from Registrants or Subsidiaries

The 1995 Group Share Option Scheme

Full-time executive directors and employees who work at least 20 hours per week for us are eligible to participate in the 1995 Group Share Option Scheme. Options under the 1995 Group Share Option Scheme are granted by the remuneration and nominations committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in earnings per share over any three consecutive financial years prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options under the 1995 Group Share Option Scheme are granted at an option price, which may not be less than the market value of the underlying stock units on the date of grant. Options granted under this scheme are limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period, may not exceed four times the employee's annual earnings. Options under this scheme are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant. This scheme does not meet the criteria for tax relief on the grant of share options to employees set by the UK Revenue & Customs.

The 1996 Approved Group Share Option Scheme

The 1996 Approved Group Share Option Scheme is available to our employees who reside in the UK and has been approved by the UK Revenue & Customs. Full-time executive directors and employees who work at least 20 hours per week for us are eligible to participate. Options under the 1996 Approved Group Share Option Scheme are granted by the remuneration and nominations committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in earnings per share over any three consecutive financial years prior to the date of exercise of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options granted under this scheme are granted at an option price, which may not be less than the market value of the underlying stock units on the date of grant. An employee's participation under this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period will not exceed four times the employee's annual earnings, nor at any time will the aggregate price payable on the exercise of any outstanding options under this or any other approved option scheme exceed £30,000. Options are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant.

The following table sets forth information relating to the options granted under the 1995 Group Share Option Scheme and the 1996 Approved Group Share Option Scheme, held by our employees as of September 16, 2005.

Date Granted	Number of shares under option at September 16, 2005	Option price per share(1)(2)	Expiration Date
May 24, 1996	814,288	£0.50	May 24, 2006
May 24, 1996	322,540	€0.60	May 24, 2006
June 13, 1996	164,424	£0.53	June 13, 2006
November 7, 1996	64,508	€0.59	November 7, 2006
December 13, 1996	2,035,728	£0.49	December 13, 2006
December 13, 1996	1,983,625	€0.59	December 13, 2006
April 2, 1997	156,594	£0.54	April 2, 2007
March 26, 1998	391,486	£0.64	March 26, 2008
March 26, 1998	395,394	£0.63	March 26, 2008
March 26, 1998	97,870	£0.63	March 26, 2008
August 1, 1998	234,891	£0.48	August 1, 2008
October 7, 1998	78,296	£0.33	October 7, 2008
September 2, 1999	3,144,771	€0.59	September 2, 2009
September 2, 1999	159,725	£0.39	September 2, 2009
September 2, 1999	75,165	£0.39	September 2, 2009
March 27, 2000	6,692,700	€0.59	March 27, 2010
March 27, 2000	546,509	£0.36	March 27, 2010
March 27, 2000	646,728	£0.36	March 27, 2010
September 4, 2000	403,175	€0.79	September 4, 2010
September 4, 2000	195,740	£0.51	September 4, 2010
April 12, 2001	5,168,713	€0.71	April 12, 2011
April 12, 2001	861,269	£0.44	April 12, 2011
November 8, 2001	2,814,162	€0.40	November 8, 2011
November 8, 2001	813,502	£0.26	November 8, 2011
November 8, 2001	114,314	£0.26	November 8, 2011
June 5, 2002	1,209,527	€0.40	June 5, 2012
December 19, 2003	45,926	£0.11	December 19, 2013
December 19, 2003	657,784	£0.11	December 19, 2013
Total	30,289,354

(1)	Rounded to the nearest whole pence (£0.01) or cent (€0.01) as appropriate.

(2)	Option prices have been adjusted to reflect the Rights Issues completed in January 2004, January 2005 and July 2005.

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

The maximum value of shares that can be appropriated to each employee under the Irish Profit Sharing Scheme in any tax year may not exceed the maximum from time to time permitted by the Irish Finance Acts. The current limit is €12,697 per tax year.

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

The number of ordinary shares held under the Irish Profit Sharing Scheme as of September 16, 2005 is 9,452,899.

Savings-Related Share Option Scheme 1995 (the "Savings-Related Scheme")

All full-time executive directors and all employees (full- or part-time) who have worked for us or a participating subsidiary for a qualifying period as determined by the remuneration and nominations committee (but not to exceed five years) and any other employees nominated by the remuneration and nominations committee are eligible to participate in the Savings-Related Scheme.

Employees granted an option under the Savings-Related Scheme are generally required to enter into a savings contract with a designated savings carrier under which they make a monthly contribution for a period of three years or, if we determine, any other period permitted under the relevant legislation. The monthly contribution must not exceed such limit as is fixed by the remuneration and nominations committee within the ceiling imposed by the relevant legislation (currently Stg£250 per month). A bonus representing an equivalent interest return is payable at the end of the savings contract. An option is granted to the employee, exercisable within six months of the end of the savings contract, over the number of shares, at the option price, equivalent to the maturity value of the savings contract.

Options are to be granted at an option price, which is not less than 80% of the market value of the underlying stock units on the day before the date of invitation (or some other date agreed with the UK Revenue & Customs) and, where ordinary shares are to be subscribed, their nominal value (if greater). On April 27, 2000, shareholders approved an allocation of up to 5% of our issued ordinary share capital to the employee Savings-Related Scheme.

The number of shares held under option through the Savings-Related Scheme as of September 16, 2005 is 30,995,677.

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

The number of stock units purchased under the ESOP, and held for the benefit of our employees as of September 16, 2005 is 356,491.

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

The number of stock units held under the 2002 Share Incentive Plan, and held for the benefit of our employees, as of September 16, 2005 is 1,074,150.

Directors' and Secretary's Interests

The following table sets forth the number and percentage of stock units of Waterford Wedgwood plc beneficially owned by the directors and the secretary of the Registrants as of September 16, 2005:

Director/Secretary	Stock units of Waterford Wedgwood plc Beneficially Owned	Percentage of Stock Units Outstanding
P.B. Cameron.	13,000,000	0.3
G.P. Dempsey	63,635	—
P.J. Dowling	1,371,103	—
A. E. Elsby-Smith	66,154	—
J. Foley	630,294	—
K.C. McGoran	388,736	—
P.J. Molloy	555,358	—
P.R. O'Donoghue	7,444,634	0.2
D. Sculley	3,017,883	0.1
F.A. Wedgwood	1,743,190	—
Lord Wedgwood of Barlaston	183,963	—
Sub-total of other directors/secretary	28,464,950	0.7%

O'Reilly and Goulandris families' Holdings (which are held through the following direct and indirect holdings)(i)
Birchfield Holdings Limited	1,163,316,437	26.7%
Stoneworth Investments Limited	716,421,564	16.5%
Araquipa International Limited	150,567,984	3.4%
Albany Hill Limited	148,719,490	3.4%
Cressborough Holdings Limited	51,094,206	1.2%
Indexia Holdings Limited	3,726,021	0.1%
Subtotal of O'Reilly and Goulandris families	2,233,845,702	51.3%
Total of Directors' and Secretary's interests	2,262,310,652	52.0%

(i)	For additional information, see "Item 7—Major Shareholders and Related Party Transactions".

Executive share option scheme

Details of executive share options, granted in accordance with the rules of the 1996 Approved Group Share Option Scheme and the 1995 Group Share Option Scheme, held at any time during the year ended March 31, 2005, by the directors and the secretary of the Company and of WW UK are as follows:

Director/Secretary	Options held at April 1, 2004 or date of appointment	Adjusted for rights issue	Granted during year	Lapsed during year	Options held at March 31, 2005 or date of retirement	Options price	Exercisable between
R.A. Barnes	845,600	—	—	—	845,600	£0.72	12/13/99 - 12/13/06
	211,400	—	—	—	211,400	£0.54	3/27/03 - 3/27/10
	528,500	—	—	—	528,500	£0.65	4/12/04 - 4/12/11
	211,400	—	—	—	211,400	£0.39	11/8/04 - 11/8/11
P.B. Cameron	802,500	1,209,528	—	—	1,209,528	€0.59	3/27/03 - 3/27/10
	535,000	806,352	—	—	806,352	€0.71	4/12/04 - 4/12/11
	214,000	322,540	—	—	322,540	€0.40	11/8/04 - 11/8/11
	267,500	403,176	—	—	403,176	€0.40	6/5/05 - 6/5/12
J. Foley	246,100	370,921	—	—	370,921	€0.59	12/13/99 - 12/13/06
	133,750	201,588	—	—	201,588	€0.59	9/2/02 - 9/2/09
	107,000	161,270	—	—	161,270	€0.59	3/27/03 - 3/27/10
	535,000	806,352	—	—	806,352	€0.71	4/12/04 - 4/12/11
	214,000	322,540	—	—	322,540	€0.40	11/8/04 - 11/8/11
O.C. Küsel	264,250	391,486	—	—	391,486	£0.64	3/26/01 - 3/26/08
	107,000	161,270	—	—	161,270	€0.59	9/2/02 - 9/2/09
	267,500	403,176	—	—	403,176	€0.59	3/27/03 - 3/27/10
	535,000	806,352	—	—	806,352	€0.71	4/12/04 - 4/12/11
	214,000	322,540	—	—	322,540	€0.40	11/8/04 - 11/8/11
C.J. McGillivary	845,600	—	—	—	845,600	£0.72	12/13/99 - 12/13//06
	1,057,000	—	—	—	1,057,000	£0.58	9/2/02 - 9/2/09
	535,000	—	—	—	535,000	€0.90	3/27/03 - 3/27/10
	535,000	—	—	—	535,000	€1.07	4/12/04 - 4/12/11
S. Michaels	535,000	806,352	—	—	806,352	€0.60	3/27/03 - 3/27/10
P.R. O'Donoghue	1,070,000	1,612,704	—	—	1,612,704	€0.59	12/13/99 - 12/13/06
	1,070,000	1,612,704	—	—	1,612,704	€0.59	9/2/02 - 9/2/09
	535,000	806,352	—	—	806,352	€0.59	3/27/03 - 3/27/10
	749,000	1,128,892	—	—	1,128,892	€0.71	4/12/04 - 4/12/11
Lord Wedgwood	107,000	161,270	—	—	161,270	€0.79	9/4/03 - 9/4/10
A. Elsby-Smith	15,855	23,489	—	—	23,489	£0.49	5/24/99 - 5/24/06

Director/Secretary	Options held at April 1, 2004 or date of appointment	Adjusted for rights issue	Granted during year	Lapsed during year	Options held at March 31, 2005 or date of retirement	Options price	Exercisable between
	36,995	54,808	—	—	54,808	£0.53	6/13/99 - 6/13/06
	52,849	76,808	—	—	76,808	£0.63	3/26/01 - 3/26/08
	1,004	1,487	—	—	1,487	£0.63	3/26/01 - 3/26/08
	105,700	156,594	—	—	156,594	£0.39	9/2/02 - 9/2/09
	105,700	156,594	—	—	156,594	£0.36	3/27/03 - 3/27/10
	39,637	58,722	—	—	58,722	£0.26	11/8/04 - 11/8/11
P.J. Dowling	160,500	241,905	—	—	241,905	€0.59	9/2/02 - 9/2/09
	107,000	161,270	—	—	161,270	€0.79	9/4/03 - 9/4/10
	160,500	241,905	—	—	241,905	€0.71	4/12/04 - 4/12/11
	53,500	80,635	—	—	80,635	€0.40	11/8/04 - 11/8/11

S.A.Y.E. Share Option Scheme

Details of options granted under the Savings-Related Scheme held at any time during the year ended March 31, 2005, by the directors and the secretary of the Company and the directors of WW UK are as follows:

Director/Secretary	Options held at April 1, 2004 or date of appointment	Adjusted for rights issue	Granted during year	Lapsed during year	Options held at March 31, 2005 or date of retirement	Options price	Exercisable between
R.A. Barnes	3,357	—	—	3,357	—	£0.577	12/1/03 - 6/1/04
	6,085	—	—	—	6,085	£0.312	2/1/05 - 8/1/05
	3,400	—	—	—	3,400	£0.222	2/1/06 - 8/1/06
	13,464	—	—	—	13,464	£0.14	5/1/07 - 11/1/07
P.B. Cameron	6,085	9,014	—	—	9,014	£0.211	2/1/05 - 8/1/05
	3,400	5,037	—	—	5,037	£0.15	2/1/06 - 8/1/06
J. Foley	6,241	9,406	—	—	9,406	€0.33	2/1/05 - 8/1/05
	3,424	5,160	—	—	5,160	€0.23	2/1/06 - 8/1/06
C.J. McGillivary	3,213	—	—	3,213	—	£0.577	12/1/03 - 6/1/04
	6,085	—	—	—	6,085	£0.312	2/1/05 - 8/1/05
	3,400	—	—	—	3,400	£0.222	2/1/06 - 8/1/06
	13,464	—	—	—	13,464	£0.14	5/1/07 - 11/1/07
P.R. O'Donoghue	2,509	—	—	2,509	—	€0.96	12/1/03 - 6/1/04
	6,241	9,406	—	—	9,406	€0.33	2/1/05 - 8/1/05
	3,424	5,160	—	—	5,160	€0.23	2/1/06 - 8/1/06
A.E. Elsby-Smith	3,357	—	—	3,357	—	£0.577	12/1/03 - 6/1/04
	6,085	9,014	—	—	9,014	£0.211	2/1/05 - 8/1/05
	3,400	5,037	—	—	5,037	£0.15	2/1/06 - 8/1/06
	13,464	19,946	—	—	19,946	£0.095	5/1/07 - 11/1/07
Lord Wedgwood	13,464	19,946	—	—	19,946	£0.095	5/1/07 - 11/1/07
P.J. Dowling	6,241	9,406	—	—	9,406	€0.33	2/1/05 - 8/1/05
	3,424	5,160	—	—	5,160	€0.23	2/1/06 - 8/1/06
	14,600	22,005	—	—	22,005	€0.133	5/1/07 - 11/1/07

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

(a)	As far as is known to us, and other than is disclosed under this item, the Company is not directly or indirectly owned or controlled by one or more corporations or by any foreign government. All of the issued voting share capital of WW UK is owned by the Company.

(b)	At September 16, 2005, Birchfield Holdings Limited ("Birchfield"), a company in which an entity owned and controlled by Sir Anthony O'Reilly holds 50% and an entity owned and controlled by Peter John Goulandris holds 50%, has notified us that it owns 1,163,316,437 stock units, representing 26.7% of the Company's issued share capital. Birchfield acquired these stock units pursuant to an underwriting agreement for the rights issue of 7 new stock units for each 11 stock units held on June 23, 2005.

(c)	At September 16, 2005, Stoneworth Investment Limited ("Stoneworth"), a company in which an entity owned and controlled by Sir Anthony O'Reilly holds approximately 49%, and an entity owned and controlled by Peter John Goulandris holds approximately 49% and in which a former director of ours, Lewis Glucksman, holds 2%, has notified us that it owns 716,421,564 stock units representing 16.5% of the Company's issued share capital. Stoneworth acquired 119,666,795 of these stock units by purchasing, from July 17, 1998, to October 5, 1998, approximately 99% of the ordinary shares and all the preference shares of Fitzwilton Limited ("Fitzwilton"). Fitzwilton had a majority control over Shuttleway, a holding company, that held (as at July 18, 1998) 144,342,328 of our stock units. In 2000, following a restructuring of Shuttleway and Fitzwilton, Stoneworth became a direct holder of the ordinary shares that were previously held through Shuttleway and Fitzwilton. A further 9,331,733 ordinary shares were received by Fitzwilton from us during 2001 as compensation for our purchase of 86.5% of the issued share capital of Ashling Corporation. A further 35,181,414 shares were acquired as a result of the November 2003 Rights Issue, 273,633,236 as a result of the December 2004 Rights Issue and 278,608,386 as a result of the July 2005 Rights Issue.

(d)	At September 16, 2005, the following further interests subsisted in the issued share capital of the Company:

The directors and officers of the Registrants as a group held beneficially, an aggregate of 28,464,950 stock units, representing approximately 0.7% (excluding the holdings of the O'Reilly and Goulandris families) of the issued share capital of the Company.

Araquipa International Limited, a corporation 100% controlled by Peter John Goulandris, held 150,567,984 stock units. These holdings are approximately 3.4% of the issued share capital of the Company.

Albany Hill Limited, a corporation in which the following directors of the Company, Sir Anthony O'Reilly, Lady O'Reilly and Peter John Goulandris, collectively hold 100% of the issued share capital, held 148,719,490 stock units (approximately 3.4% of the issued share capital of the Company).

Cressborough Holdings Limited ("Cressborough"), a company owned and controlled by Peter John Goulandris, holds 51,094,206 stock units, 26,905 of which were acquired during 2001. These holdings are approximately 1.2% of our issued share capital. Cressborough acquired most of these stock units when it exchanged its approximately 6% interest in Shuttleway for 8,390,058 of our stock units. A further 2,509,089 shares were acquired as a result of the November 2003 rights issue, 19,515,148 as a result of the December 2004 Rights Issue and 19,869,969 as a result of the July 2005 rights issue.

Indexia Holdings Limited, a company 100% owned by Sir Anthony O'Reilly, has disclosed an interest in 3,726,021 stock units representing approximately 0.1% of our issued share capital. Indexia Holdings Limited acquired 68,181 shares as a result of the November 2003 Rights Issue, as well as 114,792 shares due to the rights of Mystic Investments (Cayman) Limited being renounced in favour of Indexia Holdings Limited. Further it acquired 420,907 stock units from Mystic Investments (Cayman) Limited, 1,423,133 stock units as a result of the December 2004 rights issue and 1,449,008 stock units as a result of the July 2005 rights issue.

Having regard to the interests of Birchfield, Stoneworth and the other holdings mentioned above, the combined holdings of the O'Reilly and Goulandris families are approximately 51.3% of the issued share capital of the Company.

(e)	We know of no arrangements, the operation of which may at a subsequent date result in a change in control of either of the Registrants.

(f)	None of the shareholders has special voting rights.

(g)	The Company has been notified of the following interests in its issued share capital in excess of 3% at September 16, 2005.

Name	Holding of Stock Units	Percentage of Stock Units Outstanding (%)
Birchfield Holdings Limited(1)	1,163,316,437	26.7
Stoneworth Investment Limited(2)	716,421,564	16.5
Bank of Ireland Asset Management(3)	304,197,024	7.0
Araquipa International Limited(4)	150,567,984	3.4
Albany Hill Limited(5)	148,719,490	3.4

(1)	Sir Anthony O'Reilly, chairman of the Board of Directors indirectly controls 50% and Peter John Goulandris, deputy chairman of the Board of Directors, indirectly controls 50% of this company.

(2)	Sir Anthony O'Reilly, controls 49%, Peter John Goulandris controls 49% and Lewis Glucksman a former director owns 2% of this company.

(3)	We have been advised that the shareholding of Bank of Ireland Asset Management is not beneficially owned but is held on behalf of its clients, none of whom, so far as we are aware, holds more than 3% of our issued share capital.

(4)	Peter John Goulandris controls 100% of this company.

(5)	Sir Anthony O'Reilly indirectly controls 50%, Peter Goulandris indirectly controls 40% and Lady O'Reilly indirectly controls 10% of this company.

For information regarding the portion of each class of the Company's and WW UK's securities held in the US and the number of record holders in the US, see "Item 9—The Offer and Listing."

Interest of Management in Certain Transactions

The following is a summary of transactions entered into by the Company since April 1, 2004, in which mangagement had an interest.

(i)	The 2005 Underwriting Agreement entered into by the Company, Birchfield and Davy on June 20, 2005 (the "2005 Underwriting Agreement"). Pursuant to the 2005 Underwriting Agreement, subject to the fulfilment of certain conditions and on the terms set out in the 2005 Underwriting Agreement, Birchfield acted as sole underwriter of the 2005 Rights Issue and Davy acted as sponsor under the Listing Rules ("Sponsor") to the 2005 Rights Issue. Where 2005 Rights Issue Units were not subscribed for under the 2005 Rights Issue the Company and its broker, Davy, sought to place the relevant 2005 Rights Issue Units with investors at a price not less than the Issue Price plus expenses of sale (including applicable commissions). If Davy, in its capacity as broker to Waterford Wedgwood, was unable to procure subscribers in this regard or, having concluded that it is unlikely that such subscribers could be procured, decided not to endeavour to procure subscribers, the relevant 2005 Rights Issue Units would be subscribed for by the Underwriter.

In consideration of its agreement to underwrite the 2005 Rights Issue, the Underwriter was paid a commission, for the first 30 days of its commitment under the Underwriting Agreement, beginning on and including June 20, 2005 (the "30 day Commission Period"), of 2.5% of an amount equal to the value of the 2005 Rights Issue less the value of that proportion of the 2005 Rights Issue Units in which the O'Reilly/Goulandris Interests were interested in respect of which no underwriting commission was payable (the resultant amount being the "Underwriters Relevant Amount").

An additional commission of 0.125% of the value of the Underwriters Relevant Amount less an amount equal to 0.125% of the value of 2005 Rights Issue Units then taken up other than by the O'Reilly/Goulandris Interests was payable to the Underwriter for each seven days or part of seven days (if any) after the 30 Day Commission Period up to and including the earlier of the date of termination of the 2005 Underwriting Agreement and the Cut Off Date (as defined below). If the 2005 Underwriting Agreement had been terminated in accordance with its terms, the Company, would have paid commissions to the Underwriter on the same basis as detailed above, save that the relevant percentage of commission applicable for the 30 Day Commission period would be 1%.

For this purpose "Cut Off Date" means the second Business Day following the last date for acceptance and payment in full under the Rights Issue (the "Closing Date").

The 2005 Underwriting Agreement contained certain standard representations, warranties, undertakings and indemnities by the Company in favour of the Sponsor and the Underwriter in relation, inter alia, to the 2005 Rights Issue document, the business of the Group and the Group's ability to implement the 2005 Rights Issue.

The Company paid all costs and expenses of the Underwriter and the Sponsor in connection with the 2005 Rights Issue, the issue of the 2005 Rights Issue Units and the arrangements referred to and contemplated by the 2005 Underwriting Agreement.

(ii)	The relationship Agreement, which is dated June 20, 2005 was entered into by the Company and Sir Anthony O'Reilly and Mr Peter John Goulandris. Under the Relationship Agreement each of Sir Anthony O'Reilly and Mr Peter John Goulandris has severally undertaken, from the time when either or both of them becomes a controlling shareholder (defined as any person (or persons acting jointly by agreement whether formal or otherwise) who is (i) entitled to exercise, or to control the exercise of, 30% or more of the rights to vote at general meetings of Waterford Wedgwood (but the rights to vote attaching to any treasury shares held by Waterford Wedgwood are not to be taken into account when calculating a person's percentage or rights to vote for this purpose); or (ii) able to control the appointment of directors who are able to exercise a majority of votes at board meetings of Waterford Wedgwood) pursuant to the 2005 Rights Issue that (a) he shall exercise, or procure the exercise of the voting rights attributable to his holding so as to ensure that the Company and/or the Group is capable at all times of carrying on its business independently of him and/or his associates, (b) all transactions and relationships between him and/or his associates and/or any entity interested in his holding of Stock Units and the Group are conducted at arm's length and on a basis no less favourable to the Company than on a normal commercial basis, (c) he will abstain, or procure the abstention, from voting the Stock Units attributable to his holding in general meetings of the Company in respect of any contract or arrangement in which, in the reasonable opinion of the Independent Board (being the Directors other than those who may not vote as determined in accordance with the provisions detailed in the following paragraph), he has a material interest; (d) he will not exercise, or procure the exercise of, the voting rights in the Company attributable to his shareholding in favour of any amendment to the Articles which would be inconsistent with, or in violation of, the terms of the Relationship Agreement; and (e) he will procure that, within seven days of becoming aware of a significant acquisition opportunity of a non-publicly quoted company in the luxury crystal and ceramics businesses, the Company will be provided with notice of that investment opportunity and he and his associates will not pursue such acquisition opportunity if within a period of five Business Days the Company notifies him of its intention to take up such acquisition opportunity.

Each of the parties to the Relationship Agreement has also severally undertaken to use all reasonable endeavours to procure that during the term of the Relationship Agreement (a) in respect of any Board resolution relating to any transaction between any member of the Group and either or both of Sir Anthony O'Reilly or Mr Peter John Goulandris, no member of the Board may exercise a vote if he/she (i) is Sir Anthony O'Reilly, Mr Peter John Goulandris, Lady O'Reilly or Mr Tony O'Reilly Jnr (the "Current Relationship Directors"), (ii) is connected within the meaning of Section 26 of the 1990 Act (as amended by Section 76 of the Company Law Enforcement Act 2001) to that principal shareholder, or (iii) has a significant and direct business relationship with that principal shareholder which, in the reasonable opinion of the Independent Board (also excluding in this case the Director whose relationship is being considered) would materially interfere with the exercise by him/her of independent judgement on such matter; and (b) the requirements of the Listing Rules (if any) in respect of controlling shareholders, insofar as they relate to him as a principal shareholder, will be complied with.

The Relationship Agreement came into effect on the date that Sir Anthony O'Reilly and Mr Peter John Goulandris became controlling shareholders (as described above) pursuant to the 2005 Rights Issue.

(iii)	The Deed of Undertaking entered into by the Company, with each of Sir Anthony O'Reilly and Mr Peter John Goulandris on June 20, 2005. Pursuant to the Deed of Undertaking, each of Sir Anthony O'Reilly and Mr Peter John Goulandris (together the "Obligors" for the purposes of this description) as owners of the entire issued share capital of Birchfield, severally undertook as to 50% each to the Company to procure the due and punctual performance by Birchfield of its obligations under the Underwriting Agreement. The Obligors severally agreed to pay to the Company on demand any sum that Birchfield is due to pay under the Underwriting Agreement and has not paid at the time due for payment. Pursuant to the Deed of Undertaking, the Obligors also irrevocably and unconditionally agreed severally to indemnify (and keep indemnified) the Company on demand for any loss, liability or cost incurred by the Company as a result of any obligations under the Underwriting Agreement becoming void, voidable or unenforceable as against Birchfield.

(iv)	A relationship agreement dated December 14, 2004 entered into by the Company and Sir Anthony O'Reilly and Mr Peter John Goulandris, in order to address the requirements of the Listing Rules with respect to controlling shareholders. This agreement terminated on February 28, 2005 as neither Sir Anthony O'Reilly nor Mr Peter John Goulandris became a controlling shareholder for the purposes of the Listing Rules. The material terms of this agreement were similar to the June 20, 2005 Relationship Agreement described at (ii) above.

(v)	The Company entered into the 2004 Underwriting Agreement on October 21, 2004 with Birchfield and Davy. Pursuant to the 2004 Underwriting Agreement and subject to the fulfilment of the conditions and on the terms set out in the 2004 Underwriting Agreement, Birchfield acted as Underwriter of the 2004 Rights Issue and Davy acted both as Sponsor to, and as an Underwriter of, the 2004 Rights Issue. Where 2004 Rights Issue Units were not subscribed for under the 2004 Rights Issue, the Company's broker, Davy, sought to place the relevant 2004 Rights Issue Units with investors at a price not less than the Issue Price plus expenses of sale (including applicable commissions and VAT thereon). If Davy was unable to procure subscribers in this regard or, having concluded that it was unlikely that such subscribers could be procured, decided not to endeavour to procure subscribers, the relevant 2004 Rights Issue Units would be subscribed for by the Underwriters in their respective proportions. Under the terms of the 2004 Underwriting Agreement, Birchfield and Davy underwrote severally the 2004 Rights Issue as to 70% and 30% respectively.

In consideration of their agreement to underwrite the 2004 Rights Issue, each Underwriter was paid a commission for the first twenty eight days of its commitment under the Underwriting Agreement, beginning from and including October 21, 2004 (the "28 Day Commission Period"), equal to 2.5% of the value of each Underwriter's Relevant Amount (as defined in the 2004 Underwriting Agreement, being the amount obtained by multiplying the Issue Price by the aggregate number of 2004 Rights Issue Units by the proportion being underwritten by the relevant Underwriter). In the case of Birchfield only, the amount of commission payable, as detailed above, is reduced by an amount equal to 2.5% of the Birchfield Deductible Amount (as defined in the 2004 Underwriting Agreement), so as to ensure that the proportion of the 2004 Rights Issue Units in which the O'Reilly/Goulandris Interests were interested was not included in calculating the commission payable to Birchfield in respect of these interests.

An additional commission equal to 0.125% of the value of each of the Underwriter's Relevant Amount (which, in the case of Birchfield only, is reduced by an amount equal to 0.125% of the Birchfield Deductible Amount on the same basis as detailed above) was payable to each of the Underwriters for each seven days or part of seven days (if any) after the 28 Day Commission Period up to and including the earlier of the date of termination of the 2004 Underwriting Agreement and the Cut Off Date (as defined below). If the 2004 Underwriting Agreement was terminated in accordance with its terms, the Company was to pay commissions to the Underwriters on the same basis as detailed above, save that the relevant percentage of commission applicable for the 28 Day Commission Period shall be 1%. For this purpose "Cut Off Date" means (i) if the Closing Date falls on any date between (and including) December 22, 2004 and December 29, 2004, the earlier of (A) the sixth business day following the Closing Date and (B) the date (if any) by which Davy, as Sponsor, has procured subscribers for all of the 2004 Rights Issue Units not taken up or determined that it will no longer procure subscribers for such 2004 Rights Issue Units in accordance with the 2004 Underwriting Agreement; or (ii) in any other circumstance the second Business Day following the Closing Date.

Each Underwriter paid to any sub-underwriters, out of any commissions payable under the 2004 Underwriting Agreement, a sub-underwriting commission (to the extent that sub-underwriters were or were to have been procured by such Underwriter).

The Company paid all costs and expenses of each Underwriter and the Sponsor in connection with the 2004 Rights Issue, the issue of the 2004 Rights Issue Units and the arrangements referred to and contemplated by the 2004 Underwriting Agreement.

The 2004 Underwriting Agreement contained certain standard representations, warranties, undertakings and indemnities by the Company in favor of the Sponsor and Underwriters.

(vi)	The Company entered into the 2004 Deed of Undertaking with each of Sir Anthony O'Reilly and Mr Peter John Goulandris on 21 October, 2004. Pursuant to the 2004 Deed of Undertaking, each of Sir Anthony O'Reilly and Mr Peter John Goulandris (together the "Obligors") as owners of the entire issued share capital of Birchfield, severally undertook to the Company to procure the due and punctual performance by Birchfield of its obligations under the 2004 Underwriting Agreement.

(vii)	For details of the Subordinated Facilities and associated undertakings see "Item 5 − Operating and Financial Review and Prospects − Liquidity − Developments in 2004".

(viii)	During the year ended March 31, 2005 Sam Michaels, one of our former non-executive directors, was paid a fee of $100,000 (2004: $311,000) from us for the provision of consulting services to All-Clad Holdings Inc. for the period up to its disposal on July 27, 2004. David Sculley, one of our non-executive directors, has a contract through Wellspring Holdings, Inc. to provide consulting services for an annual fee of $400,000 (2004: $400,000).

(ix)	Peter Cameron, chief executive officer and former chief executive officer of All-Clad, was paid a success bonus of $3.25 million during the year ended March 31, 2005 arising out of the sale of All-Clad.

(x)	Redmond O'Donoghue, our former chief executive officer, has a service contract which can be terminated by three years' notice, and Ottmar Küsel, chief executive officer of Rosenthal AG, has a service contract which expires on December 31, 2007.

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

In August 2004, we agreed a without prejudice settlement of $500,000 with the New York Attorney General in settlement of specific aspects of a case taken by the New York Attorney General against Federated Stores, May Company, Lenox Inc. and Waterford Wedgwood for restraint of trade.

Waterford Wedgwood USA Inc. is a defendant, with Federated Department Stores Inc., the May Department Stores Co., and Lenox, Inc., in a putative class-action antitrust case brought by W. Scott Young and Tami Galindo, on behalf of themselves and all others similarly situated, which the District Court for the Northern District of California (the "Court") has described as claiming vertical minimum resale price maintenance, horizontal price fixing and an exclusionary group boycott. The case commenced with the filing of the complaint on August 26, 2004. The Company denies these allegations and is contesting the litigation vigorously.

In March, 2005 a motion to dismiss filed by Waterford Wedgwood and by Federated Stores and May Company was denied and in April, 2005 the Court issued an order on discovery which is now ongoing in respect of this action. It is too early to determine the likely outcome of this matter and any potential loss is incapable of estimation.

Dividends

The payment of dividends was suspended after the payment of a dividend in respect of the year ended March 31, 2003. Our Facility Agreement does not allow the payment of a dividend in respect of any year unless the consolidated income before tax for that financial year is in excess of €20 million.

At present there are no plans to resume the payment of dividends.

If declared, holders of stock units are entitled to elect to receive either UK source dividends paid on the income shares of WW UK or Irish source dividends paid on the ordinary shares of the Company. A holder of stock units is also entitled to elect to receive dividends paid in either euro or UK pound sterling. If such elections are not made, a holder of stock units will receive dividends paid in euros on the ordinary shares. If a holder elects to receive dividends on the income share comprised in the stock unit, such holder will be entitled to a UK tax credit in respect of the cash amount of the dividend received. At the 1996 Annual General Meeting of the Company, shareholders approved the introduction of a scrip dividend plan. Under the plan most shareholders are offered the option to elect to receive their dividend in the form of additional stock units in the Group in place of their cash entitlement. This offer was not made to shareholders resident in the US or Canada.

Item 9—The Offer and Listing

The London Stock Exchange and the Irish Stock Exchange Markets

On November 3, 1986, WW UK distributed subscription rights to all of the Company's ordinary shareholders enabling them to purchase one income share of WW UK for every ordinary share of the Company held, at a purchase price of £0.01 per income share, the ordinary share and income share together constituting a "stock unit". Since that time, stock units have been traded on the stock exchanges in Ireland and London. From April 30, 1990 prices quoted on the London Stock Exchange and the Irish Stock Exchange have been solely in respect of stock units.

Price History

The London Stock Exchange classifies equity securities based on 12 levels of normal market size ranging from 500 to 200,000 shares. These levels of normal market size reflect the turnover by value in each company's shares over the past 12 months. Our stock units are quoted and traded on SEAQ at a normal market size of 15,000 shares.

The reported high and low market quotations for the stock units on The London Stock Exchange and The Irish Stock Exchange based on their Daily Official Lists, as adjusted for the bonus element of the Rights Issues, have been as follows:

	The London Stock Exchange		The Irish Stock Exchange
	High	Low	High	Low
	(Per stock unit)
	£		€
Year ended December 31
2000	0.69	0.44	1.18	0.73
2001	0.71	0.28	1.13	0.44
Year ended March 31
2003	0.39	0.14	0.65	0.19
2004	0.17	0.11	0.25	0.16
2005	0.13	0.03	0.20	0.04
Quarter ended
June 30, 2003	0.14	0.12	0.20	0.16
September 30, 2003	0.17	0.13	0.25	0.18
December 31, 2003	0.16	0.11	0.23	0.16
March 31, 2004	0.15	0.13	0.23	0.18
June 30, 2004	0.13	0.08	0.20	0.12
September 30, 2004	0.10	0.07	0.12	0.08
December 31, 2004	0.07	0.03	0.09	0.04
March 31, 2005	0.05	0.03	0.08	0.04
June 30, 2005	0.04	0.02	0.06	0.04
Month ended
March 31, 2005	0.04	0.03	0.06	0.04
April 30, 2005	0.03	0.02	0.04	0.04
May 31, 2005	0.04	0.03	0.05	0.04
June 30, 2005	0.04	0.03	0.06	0.04
July 31, 2005	0.04	0.04	0.06	0.05
August 31, 2005	0.04	0.04	0.06	0.06
September 30, 2005 (as at September 16, 2005)	0.05	0.04	0.07	0.06

American Depository Shares ("ADSs")

Effective July 8, 1986, ADSs representing 10 ordinary shares each, and, since December 30, 1986, ADSs representing 10 stock units each, for which The Bank of New York is currently the Depositary, were quoted on the NASDAQ National Market System. In December 1988, we de-registered our ADSs representing ordinary shares under the Securities Exchange Act of 1934 and terminated their quotation so that since that time the stock units represented by ADSs are the only quoted securities on the NASDAQ National Market System. The quotations set forth below for ADSs representing stock units reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The reported high and low market quotations for the ADSs on the NASDAQ National Market System, as adjusted for the bonus element of the Rights Issues, have been as follows:

	High	Low
	(Per ADS)
	$
Year ended December 31
2000	9.89	6.97
2001	10.50	4.11
Year ended March 31
2003	6.20	2.18
2004	3.15	2.12
2005	2.54	0.41
Quarter ended
June 30, 2003	2.54	2.12
September 30, 2003	2.99	2.29
December 31, 2003	3.15	2.25
March 31, 2004	2.94	2.49
June 30, 2004	2.66	1.68
September 30, 2004	2.03	1.38
December 30, 2004	1.54	0.78
March 31, 2005	1.15	0.51
June 30, 2005	0.79	0.50
Month ended
March 31, 2005	0.79	0.51
April 30, 2005	0.61	0.50
May 31, 2005	0.64	0.51
June 30, 2005	0.79	0.57
July 31, 2005	0.90	0.69
August 31, 2005	0.89	0.74
September 30, 2005 (as at September 16, 2005)	0.90	0.69

As of March 31, 2005, there were approximately 274 holders of an aggregate of 4,753,851 ADSs, representing 47,538,510 stock units, equivalent to approximately 1.8% of the outstanding issued share capital of the Company. In addition there were 191 US registered holders of an aggregate of 1,501,649 stock units, equivalent to approximately 0.056% of the outstanding issued share capital of the Company.

On March 10, 2005 the Company was advised by NASDAQ that for the previous 32 consecutive business days, the bid price of the Company's ADSs had closed below the minimum $1.00 per share requirement for inclusion under NASDAQ Marketplace Rule 4450(a)(5) ("the Rule"). Therefore, in accordance with Marketplace Rule 4450 (e)(2) the Company was provided with 180 calendar days, or until September 6, 2005, to regain compliance. If at any time before September 6, 2005 the bid price of the Company's ADSs closed at $1.00 or more per share for a minimum of 10 consecutive business days, Staff would provide written notification that it had achieved compliance with the Rule.

The minimum bid price of $1.00 was not achieved within the specified time period and consequently the Company's ADSs were delisted from NASDAQ with effect from September 20, 2005. The Company currently does not intend to seek reinstatement of its NASDAQ listing.

Item 10—Additional Information

Memorandum & Articles of Association—Waterford Wedgwood plc and Waterford Wedgwood UK plc

The information contained in the annual report on Form 20-F for the fiscal year ended March 31, 2003 at item 10, in relation to the Memoranda and Articles of Association of Waterford Wedgwood plc and Waterford Wedgwood UK plc, remains unchanged.

Material Contracts

For a description of the Facility Agreement, the Intercreditor Agreement, the Subordinated Loans and the Mezzanine Note Indenture, see "Item 5—Operating Financial Review and Prospects—Capital Resources". For a description of the directors' service contracts, the 1995 Group Share Option Scheme and the 1996 Approved Group Share Option Scheme see "Item 6—Directors, Senior Management and Employees".

For a description of the Underwriting Agreements, the Relationship Agreements and the Deeds of Undertaking see "Item 7 − Major Shareholdings and Related Party Transactions".

Waterford Crystal Limited ("WCL") entered into a contract on May 24, 2005 (the "Contract") for the sale of 22 acres of underutilized land surrounding its Sports and Leisure Centre in Waterford (the "Property"). The purchaser was Parker Green (Carlow) Limited and the total purchase price was €32,900,000. A deposit amounting to €22,000,000 was released to WCL upon the delivery of a security instrument and the balance of €10,900,000 was discharged upon the satisfaction of conditions normal in property transactions of this nature (i.e. release of security interests, vacant possession etc). The Contract is subject to the satisfaction of a condition subsequent that the Property will retain its recently acquired zoning designation as mixed use, including retail warehousing. The failure to satisfy this condition could result in the rescission of the Contract and the return of the purchase price.

Exchange Controls and Other Limitations Affecting Security Holders

Republic of Ireland

In the Republic of Ireland, there are currently no foreign exchange controls or other statutes or regulations that restrict the export or import of capital or that affect the remittance of dividends, other than dividend withholding tax on the ordinary shares or stock units, the payment of interest or the conduct of the Company's operations.

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

Taxation

The following discussion summarizes the material US federal income tax consequences and, to a limited extent, the US estate and gift tax consequences and the UK and Republic of Ireland tax consequences, of the purchase, ownership and disposition of the Company's stock units or ADSs by a "US Holder," as defined below.

A "US Holder" is a beneficial owner of the Company's stock units or ADSs that holds such stock units or ADSs as capital assets and is, for US federal tax purposes, one of the following:

•	A citizen or resident of the United States;

•	A corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	An estate, the income of which is subject to US federal income taxation regardless of the source of such income;

•	A trust, if (i) a US federal or state court may properly exercise primary supervision of the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (ii) the trust has made a valid election under US Treasury regulations to be treated as a US person.

The following summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations and administrative and judicial rulings thereunder, the tax laws of the Republic of Ireland and the UK, the income tax conventions between the US and the Republic of Ireland (the "Irish Treaty"), between the US and the UK entered into force on April 25, 1980 (the "Old UK Treaty") and between the US and the UK entered into force on March 31, 2003 (the "New UK Treaty") and the gift and estate conventions between the US and the Republic of Ireland and between the US and the UK, all as currently in effect and all subject to change, possibly with retroactive effect.

The New UK Treaty is effective with respect to taxes withheld at the source on amounts paid or credited on or after May 1, 2003. However, certain provisions of the New UK Treaty took effect only on January 1, 2004. Until these effective dates, the Old UK Treaty remained applicable; and a US Holder that is eligible for the benefits of the Old UK Treaty may in certain circumstances elect to have the Old UK Treaty apply in its entirety for a period of 12 months after the applicable effective dates of the New UK Treaty. Holders of Company stock units or ADSs are advised to consult their own tax advisers concerning the overall tax implications for them of the New UK Treaty, including the implications of making the foregoing election.

This summary is general information only. It does not exhaust all possible consequences to US Holders and, specifically, does not address particular consequences to US Holders subject to special tax treatment, such as:

•	Dealers in securities, or traders in securities that have elected mark-to-market accounting;

•	Insurance companies, financial institutions or "financial services entities;"

•	Tax-exempt organizations;

•	Corporations that may be subject to section 269A or section 7874 of the Code;

•	Persons that hold the Company's stock units or ADSs together with other instruments as a "straddle," hedge," "conversion transaction" or other integrated transaction;

•	Persons that hold the Company's stock units or ADSs through a partnership or other pass-through entity;

•	Persons that acquired the Company's stock units or ADSs as compensation;

•	Holders subject to the alternative minimum tax;

•	Holders that own, directly or by attribution, 10% or more of the voting stock of the Company or WW UK;

•	Holders whose functional currency is not the US dollar; or

•	Certain former citizens or long term residents of the United States.

This summary does not address any aspect of state or local US tax law or, with the limited exception of the UK and the Republic of Ireland, any aspect of foreign tax law. Further, this summary is based on representations by the Depositary of the ADSs and on the assumption that each obligation in the Depositary Agreement and any related agreement will be performed in accordance with its terms. If such is the case, (i) a holder of an ADR evidencing an ADS generally will be treated as the owner of the underlying Company stock unit for purposes of US federal income tax, the Irish Treaty and the UK Treaty and (ii) an exchange of a Company stock unit for an ADR or an ADR for a Company stock unit generally will not be subject to US, UK or Republic of Ireland income or corporation tax.

Each holder of the Company's stock units or ADSs is urged to consult that holder's own tax adviser concerning the specific consequences to that holder of purchasing, owning and disposing of the Company's stock units or ADSs.

US Federal Income Taxation

Taxation of Dividends

No distributions in respect of the stock units or ADSs were made for the fiscal year ending March 31, 2005.

Taxation of Capital Gains

A US Holder that sells, exchanges or otherwise makes a taxable disposition of the holder's Company stock units or ADSs generally will recognize capital gain or loss equal to the difference between the US dollar value of the holder's basis in the Company's stock units or ADSs and the US dollar value of the amount realized upon the disposition. For non-corporate US Holders, such gain or loss generally will be US source capital gain or loss for foreign tax credit limitation purposes and will be taxed at the long term capital gains rate, currently 15%, if the holder has held the Company's stock units or ADSs for more than one year.

Any Republic of Ireland or UK tax imposed on such gains will be allowable as a credit against a US Holder's US federal income tax liability if the holder has income from sources outside the United States in the appropriate category for purposes of the foreign tax credit rules. The foreign tax credit rules are complex. US Holders are urged to consult their own tax adviser concerning the application of the US foreign tax credit rules.

The deductibility of capital losses for US tax purposes is subject to significant limitations.

Passive Foreign Investment Company

Generally, for US federal income tax purposes, a company is a "passive foreign investment company," or PFIC, for any taxable year if either (i) at least 75% of its gross income is "passive" income or (ii) at least 50% of its assets by value, determined on a quarterly average basis, is attributable to assets that produce or are held for the production of passive income. If the Company were a PFIC in any taxable year in which a US Holder owned Company stock units or ADSs, the holder could be subject to tax at ordinary income rates and liable for the payment of interest on (a) a portion of any gain recognized by the holder on a sale or other taxable disposition of the Company stock units or ADSs and (b) any "excess distribution" paid on the Company stock units or ADSs, defined generally as a distribution in excess of 125% of the average annual distributions paid by the Company or WW UK in the preceding three taxable years.

Based on its current activities and assets, the Company does not believe that it is a PFIC and does not expect to become a PFIC in the foreseeable future. However, the foregoing belief and expectation are based on the Company's current activities and plans, either of which may change in the future. The determination of whether or not the Company is a PFIC is made annually, and it is possible that the Company will become a PFIC because of changes in the composition of its assets or income.

Estate and Gift Taxation

Any inheritance tax payable in the Republic of Ireland or the UK will be allowable as a credit against the US federal estate tax payable upon the same property. There is no credit against US federal gift tax for Irish gift tax paid.

Backup Withholding and Information Reporting

A US paying agent or other US intermediary that receives payments of dividends and other proceeds in respect of Company stock or ADSs may be required by applicable Treasury regulations to report such payments to the IRS. Backup withholding (currently at a rate of 28%) may apply to these payments if a US Holder fails to provide the agent or intermediary with an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US income tax return, or if the IRS otherwise notifies the agent or intermediary that such amount must be withheld. Backup withholding is not an additional tax. The amount of any backup withholding collected from a payment to a US Holder will be allowed as a credit against the US Holder's US federal income tax liability and may entitle the US Holder to a refund if certain required information is furnished to the IRS in a timely manner. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and as to the procedure for obtaining this exemption.

UK and Ireland Taxation

Taxation of Dividends

No distributions in respect of the stock units or ADSs were made for the fiscal year ending March 31, 2005.

Taxation of Capital Gains

A US Holder of ADSs or stock units who is resident in the US and is not resident or ordinarily resident (for UK tax purposes) in the UK will not be liable for UK tax on gains realized on the sale or other disposal of these ADSs or stock units unless the ADSs or stock units are held in connection with a trade carried on by him in the UK through a branch or agency. A US Holder of ADSs or stock units who is resident in the US and not resident or ordinarily resident (for Republic of Ireland tax purposes) in the Republic of Ireland will not be liable for Republic of Ireland tax on gains realized on the sale or other disposal of the ADSs or stock units unless the ADSs or stock units are held in connection with a trade or business carried on by him in the Republic of Ireland through a branch or agency.

A US citizen who is resident or ordinarily resident in the UK, or a US corporation that is resident in the UK or which holds ADSs or stock units in connection with a trade or business carried on by it in the UK through a branch or agency, may be liable for both UK and US tax on a gain resulting from the disposal of ADSs or stock units. A US citizen who is resident or ordinarily resident in the Republic of Ireland, or a US corporation that is resident in the Republic or Ireland, of which ADSs or stock units are an asset or for whose purpose the ADSs or stock units are held, may be liable for both Republic of Ireland and US tax on a gain on the disposal of the ADSs or stock units.

A company is deemed to be resident in the Republic of Ireland for Irish tax purposes if its management and control is exercised in Ireland. A company is also deemed to be resident in Ireland if it is incorporated in Ireland (save in the circumstances below).

Companies which are incorporated in the Republic of Ireland are not regarded as resident if they or a related company are trading in Ireland and they are controlled by persons resident in an EU Member State or tax treaty country, or if they or a related company are quoted on a recognized stock exchange in an EU Member State or tax treaty country.

Alternatively, a company incorporated in the Republic of Ireland will not be regarded as Irish resident if the company is regarded as non-resident by virtue of a tax treaty between the Republic of Ireland and another country.

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

UK inheritance tax may apply to gifts and bequests of ADSs or stock units to the extent that the value of such stock units is attributable to income shares, whether or not the donor is domiciled or treated as domiciled for UK inheritance tax purposes in the UK and to gifts and bequests of ADSs or stock units to the extent of their value if the donor is domiciled or treated as domiciled in the UK. UK Inheritance Tax is not chargeable on gifts of stock units or ADSs to individuals or trusts (other than discretionary trusts) if the transfer of those stock units or ADSs is made more than seven complete years prior to the death of the person making that gift.

Stamp Duty and Stamp Duty Reserve Tax

No Irish stamp duty is payable on the transfer of an ADS. No stamp duty reserve tax ("SDRT") will be payable on the transfer of an ADS.

UK ad valerom stamp duty may be payable at the rate of 0.5% (rounded up to the nearest £5) on the amount or value of the consideration in respect of a document effecting a transfer of one or more ADS subject to any available exemption or relief. In practice it should not be necessary to pay any UK ad valorem stamp duty on such document unless that document is required for certain purposes in the UK. If it becomes necessary to pay UK ad valerom stamp duty in respect such document, it may also be necessary to pay interest and penalties.

The Irish stamp duty treatment of the conversion of stock units into ADSs and the conversion of ADSs back into stock units has recently been agreed between the Irish Revenue Commissioners and the Irish Stock Exchange. Where the conversion into or out of ADSs is on a sale or in contemplation of a sale Irish Stamp Duty of 1% will apply.

Stock units deposited with the Depositary by the beneficial owner will not attract Irish stamp duty provided they are not deposited on a sale or in contemplation of a sale. When stock units are transferred to the Depositary, or a nominee for the Depositary, UK stamp duty or SDRT may be payable at a rate of 1.5% (rounded up if necessary, in the case of UK stamp duty, to the nearest multiple of £5) of or up to the amount or value of the consideration payable or, in certain circumstances, the value of the stock units. The liability for such UK stamp duty or SDRT will be for the account of the Depositary or its nominee, as the case may be, but the cost will in practice generally be required to be reimbursed by participants in the depository receipt scheme to the Depositary or its nominee.

A transfer of stock units by the Depositary at the direction of the ADS holder directly to a purchaser will give rise to Irish stamp duty at 1% of the value. A transfer to the holder of the ADS upon cancellation of the ADS will not attract a charge to Irish stamp duty provided the transfer is not on a sale or in contemplation of a sale and appropriate certification is given. The transfer of the stock units by the Depositary or its nominee to the holder of the ADSs is not liable to UK ad valorem stamp duty or to SDRT. A fixed UK stamp duty of £5 may be payable on the instrument used for this purpose.

A transfer on sale or voluntary disposition of stock units will give rise to Irish stamp duty at a rate of 1% on the consideration or value. Where a transaction is effected under Crest, under current practice no additional charge to SDRT is collected in respect of the consideration attributable to the income share.

If the transfer is effected outside Crest, payments of Irish stamp duty will normally frank any liability to UK stamp duty. Under double taxation arrangements between the Republic of Ireland and the UK where an instrument has been stamped in one country, the instrument is deemed to have been stamped in the other country, but only to the extent of the duty it bears in the first country.

A transfer of stock units other than on sale or by voluntary disposition will not attract a charge to Irish stamp duty if effected by an instrument of transfer or under the Crest system, provided appropriate certification is given. Any UK stamp duty on a transferred document should be limited to £5.00. No SDRT should arise under the Crest system under current practice.

In relation to sales of stock units which do not involve the transfer of legal title and which are not effected by an instrument of transfer, Irish stamp duty charges may not arise but a charge to SDRT at the rate of 0.5% could arise on the amount or value of the consideration attributable to the income share.

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street NW, Washington, DC 20049. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their charges. SEC filings are also available to the public from commercial document retrieval services and, for our most recent filings only, at the web site maintained by the SEC at http://www.sec.gov.

Item 11—Quantitative and Qualitative Disclosures about Market Risk

All of the figures in this Item 11 have been prepared under Irish GAAP.

We are exposed to changes in financial market conditions in the normal course of our business operations due to operations in different foreign currencies and ongoing investing and funding activities, including changes in interest rates and foreign currency exchange rates. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. We have established policies and procedures and internal processes, including review by a sub-committee of the Board, governing our management of market risks and the use of financial instruments.

We are exposed to changes in interest rates primarily as a result of short-term and long-term debt used to maintain liquidity and to fund our business operations. We borrow in different currencies and from different sources to meet the borrowing needs of the Group. The nature and amount of our long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors.

Our operating cash flows denominated in currencies other than the euro and certain of our borrowings are exposed to changes in foreign exchange rates. We continually evaluate our foreign currency exposure (primarily US dollar, yen and UK pound sterling), based on current market conditions and the business environment. In order to mitigate the effect of foreign exchange risk, we engage in hedging activities.

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

It is our policy to protect income and expenditure, where appropriate, by means of forward currency contracts. Projected business trading flows are netted by currency and, where considered appropriate, hedged up to 3 years ahead. We elected during the year ended March 31, 2004 to cancel a portion of our outstanding future year's forward cover, resulting in a gain during the year ended March 31, 2004, as part of our management of the yield on our hedging activities in respect of overseas trading cash flows. Taking into account our view on the four principal currencies, current hedging in place at September 16, 2005 for the coming 12 months was as follows: 91.3% of our $/€ exposure and 57.3% of our ¥/£ exposure.

We monitor our exposure to changes in exchange rates by estimating the impact of possible changes on reported operating income before tax. If we did not hedge our currency exposures we estimate, based on our year ended March 31, 2005, that a 1 cent decline in the value of the US dollar against the euro would reduce operating income by approximately €0.6 million in a full year and a 10 yen decline in the yen against the UK pound sterling would reduce operating income by €1.7 million in a full year.

Our policy has been to use foreign currency borrowings and forward foreign currency contracts to hedge part of the impact on our balance sheet of exchange rate movements on foreign currency denominated assets and liabilities.

Analysis of Forward Contracts by currency

Principal (notional) amount by expected maturity date:

	Year ending March 31,				Fair value as at March 31, 2004
March 31, 2004	2006	2007	2009	Total
	(in millions except average exchange rates)				€ million
Forward contracts to hedge anticipatory transactions:
Sale of US dollars for euro:
Notional contract amount	$0.2	$9.3	—	$9.5	0.4
Weighted average contractual exchange rate	1.16	1.17	—	1.17
Forward contract to hedge US dollar borrowings:
Sale of UK pound sterling for US dollar:
Notional contract amount	—	—	$22.6	$22.6	1.6
Weighted average contractual exchange rate	—	—	1.59	1.59
Interest rate risk:
Interest rate swaps	—	—	—	—	(0.9)

March 31, 2005	Year ending March 31, 2006	Total	Fair value as at March 31, 2005
	(in millions except average exchange rates)		€ million
Forward contracts to hedge anticipatory transactions:
Sale of US dollar for euros:
Notional contract amount	$105.0	$105.0	0.0
Weighted average contractual exchange rate	1.31	1.31
Sale of Japanese yen for UK pound sterling:
Notional contract amount	¥2,625.0	¥2,625.0	1.0
Weighted average contractual exchange rate	186.17	186.17
Sale of US dollars for UK pound sterling:
Notional contract amount	$4.0	$4.0	0.2
Weighted average contractual exchange rate	1.77	1.77
Sale of Australian dollars for UK pound sterling:
Notional contract amount	AUS$0.1	AUS$0.1	0.0
Weighted average contractual exchange rate	2.58	2.58
Sale of euro for UK pound sterling:
Notional contract amount	€0.1	€0.1	0.0
Weighted average contractual exchange rate	1.45	1.45
Purchase of US dollars for UK pound sterling:
Notional contract amount	$0.2	$0.2	0.0
Weighted average contractual exchange rate	1.80	1.80
Purchase of US dollars for euro:
Notional contract amount	$0.2	$0.2	0.0
Weighted average contractual exchange rate	1.23	1.23
Purchase of euro for UK pound sterling: Notional contract amount	€0.2	€0.2
Weighted average contractual exchange rate	1.36	1.36

As at March 31, 2005 the Group has no foreign exchange derivatives other than those presented above.

Interest rate risk management

Our interest rate exposure arising from our borrowings and deposits is managed by the use of fixed rate debt, interest rate swaps and interest rate collars. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling some benefits to be enjoyed if interest rates fall. Thus our interest rate risk management policy is to fix between 20% and 60% of the interest cost on outstanding debt. At March 31, 2005, 53.2% (2004: 48.7%) of debt was fixed at an average rate of 9.86% (2004: 9.52%) for a weighted average maturity of 5.6 years (2004: 6.1 years). The average rate of interest paid during the year ended March 31, 2005 was 7.15% (year ended March 31, 2004: 5.6%).

We monitor our exposure to changes in interest rates by estimating the impact of possible changes on reported operating income before tax. Based on the level and composition of year end debt, a rise in market rates by one percentage point, for a period of one year, would increase losses before tax by €1.9 million for the year ended March 31, 2005 (year ended March 31, 2004: increase net loss before tax by €3.2 million).

	Fixed rate debt			Floating rate debt
	Weighted average interest rate %	Weighted average time for which rate is fixed Years	Amount	Weighted average interest rate %	Amount	Total
			(€ in millions)		(€ in millions)
At March 31, 2005
Euro loans	9.9	5.6	159.3	8.1	(1.7)	157.6
US dollar loans	—	—	—	5.4	71.5	71.5
UK pound sterling loans	—	—	—	7.4	48.8	48.8
Yen loans	—	—	—	2.8	21.5	21.5
Total	9.9	5.6	159.3	5.7	140.1	299.4

	Fixed rate debt			Floating rate debt
	Weighted average interest rate %	Weighted average time for which rate is fixed Years	Amount	Weighted average interest rate %	Amount	Total
			(€ in millions)		(€ in millions)
At March 31, 2004
Euro loans	9.8	6.5	162.9	6.0	85.3	248.2
US dollar loans	8.8	4.6	48.8	6.4	99.7	148.5
UK pound sterling loans	—	—	—	5.8	15.8	15.8
Yen loans	—	—	—	2.3	22.0	22.0
Total	9.5	6.1	211.7	5.8	222.8	434.5

Item 12—Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15—Controls and Procedures

The Company's and WW UK's management, including the Chief Executive Officer and the Acting Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(c) and 15d-15(e) as at March 31, 2005. Based on that evaluation and as of that date, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's and WW UK's disclosure controls and procedures are effective at the level of providing reasonable assurance.

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

Beginning with the year ending March 31, 2007, Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder, which we refer to as Section 404, will require the Company and WW UK to include an internal control report by the Company and WW UK with the Company's and WW UK's annual report on Form 20-F. The internal control report must contain (1) a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the Company and WW UK, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of its internal control over financial reporting, (3) management's assessment of the effectiveness of its internal control over financial reporting as of the end of its most recent fiscal year, including a statement as to whether or not its internal control over financial reporting is effective and (4) a statement that its independent auditors have issued an attestation report on management's assessment of its internal control over financial reporting.

Item 16A—Audit Committee Financial Expert

Our Board has determined that Kevin McGoran, an independent director and member of the audit committee, qualifies as an audit committee financial expert under Item 16A of Form 20-F and in accordance with the SEC regulations. For further information please refer to "Item 6—Directors, Senior Management and Employees".

Item 16B—Code of Ethics

We have had in place for a number of years a Code of Conduct that establishes the code of corporate conduct and business ethics for all employees and officers in the Group. The Code of Conduct satisfies the requirements of Item 16B of Form 20-F and can be found on our website at http:// www.waterfordwedgwood.com via the Investor Relations' link.

Item 16C—Principal Accountant Fees and Services

PricewaterhouseCoopers have served as our principal independent accountants for the two years ended March 31, 2005 and the following table presents their aggregate fees billed during this period.

	Year ended March 31,
	2004	2005
	(€ in millions)
Audit fees	1.1	1.3
Audit related fees	1.4	1.6
Taxation fees	0.5	0.7
	3.0	3.6

Audit related fees in the year ended March 31, 2005 include services provided by the auditors acting as reporting accountants in respect of our 5 for 3 rights issue in December 2004 and the acquisition of Royal Doulton plc.

Audit related fees in the year ended March 31, 2004 include services provided by the auditors acting as reporting accountants in respect of our issue of Mezzanine Notes and in respect of our rights issue of €38.5 million in November 2003.

Taxation fees in the two years ended March 31, 2005 relate to tax compliance, transaction support and tax planning services.

Pre-Approval Policy of Audit and Non-Audit Services of Independent Auditors

The Audit Committee has approved a pre-approval policy in respect of audit and non-audit services provided by our external auditors, as required by the Sarbanes-Oxley Act 2002, whereby specific types of service are pre-approved annually, and actual expenditure is reported to the audit committee, against these pre-approved categories.

Item 16D — Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Pursuant to the 2004 and 2005 Rights Issues, the following acquisitions of Stock Units were made by Affiliated Purchasers by way of subscription for newly issued equity in the Company:

Purchaser	Calendar Month of Purchase	Total Number of stock units	Average Price per stock unit
Birchfield	July 2005	1,163,316,437	0.06
Stoneworth	January 2005	273,633,236	0.06
Stoneworth	July 2005	278,608,386	0.06
Araquipa	January 2005	57,508,605	0.06
Araquipa	July 2005	58,554,216	0.06
Albany Hill	January 2005	56,802,583	0.06
Albany Hill	July 2005	57,835,357	0.06
Cressborough	January 2005	19,515,148	0.06
Cressborough	July 2005	19,869,969	0.06
Indexia Holdings	January 2005	1,423,133	0.06
Indexia Holdings	July 2005	1,449,008	0.06

No further stock units may yet be purchased under the 2004 or 2005 Rights Issues.

The 2004 Rights Issue was announced on October 21, 2004. The 2005 Rights Issue was announced on May 4, 2005.

PART III

Item 17—Financial Statements

The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements	F-3
Supplemental Schedules for the years ended March 31, 2003, 2004 and 2005
Report of Independent Registered Public Accounting Firm on Financial Statement Schedule	F-78
Summarized Consolidated Financial Data—WW UK	F-79

All other supplemental schedules have been omitted because either they are not required under the applicable instructions or the substance of the required information is shown in the Consolidated Financial Statements.

Item 18—Financial Statements

We have elected to provide financial statements and the related information pursuant to Item 17.

Item 19—Exhibits

The following documents are filed as part of this annual report:

1.1	Memorandum and Articles of Association of the Company

1.2	Memorandum and Articles of Association of WW UK plc(2)

2.1	Amendment and Restatement Agreement dated March 4, 2002 for euro, US dollars and UK pound sterling Revolving Credit Facilities for Waterford Wedgwood plc, Waterford Wedgwood UK plc and certain subsidiaries arranged by Bank of Ireland and The Royal Bank of Scotland plc.(2)

2.2	Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., Note Purchase Agreement, dated as of November 18, 1998, US$95,000,000 6.80% Guaranteed Senior Notes due November 18, 2008 of Waterford Wedgwood Finance Inc.(2)

2.3	Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., Amendment Agreement Re: Note Purchase Agreements dated as of November 18, 1998.(2)

2.4	Amendment, dated December 17, 1999, by and among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc. and the holders of the 6.80% Guaranteed Senior Notes due November 18, 2008.(2)

2.5	Third Amendment and Waiver, dated as of March 5, 2002, to those separate Note Purchase Agreements dated as of November 18, 1998 among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., and the holders of the 6.80% Guaranteed Senior Notes due November 18, 2008.(2)

2.6	Form of Fourth Amendment and Waiver, dated as of June 4, 2003 to those separate Note Purchase Agreements dated as of November 18, 1998 among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., and the holders of the 6.80% Guaranteed Senior Notes due November 18, 2008.(4)

2.7	Form of Waiver letter, dated June 3, 2003 from National Westminster Bank plc as agent to Waterford Wedgwood plc, Re: Euro, US Dollars and Sterling Revolving Credit Facility dated November 29, 1999, as amended and restated under the Amendment and Restatement Agreement dated March 4, 2002.(4)

2.8	Form of Waiver letter, dated as of September 29, 2003 to those Note Purchase Agreements dated as of November 18, 1998 among Waterford Wedgwood plc, Waterford Wedgwood Finance Inc., and the holder of 6.80% Guaranteed Senior Notes due November 18, 2008.(4)

2.9	Form of Waiver letter, dated September 30, 2003 from National Westminster Bank plc as agent to Waterford Wedgwood plc, Re: Euro, US Dollars and Sterling Revolving Credit Facility dated November 29, 1999, as amended and restated under the Amendment and Restatement Agreement dated March 4, 2002.(4)

2.10	Intercreditor and Security Trust Agreement, dated November 26, 2003, among Waterford Wedgwood plc, the companies listed as Subsidiary Obligors, Barclays Bank plc, as Security Trustee, and the entities listed as Creditors.(5)

2.11	English language summary of the Amendment to the Rosenthal and Waterford Wedgwood GmbH Facilities, dated November 21, 2003, among Rosenthal AG, Waterford Wedgwood GmbH, Statum Ltd. and Bayerische Hypo-und Vereinsbank AG.(5)

2.12	Amendment and Restatement Agreement in relation to the US$95,000,000 8.75% Secured Senior Notes due 2008, dated as of November 26, 2003, among Waterford Wedgwood plc, Waterford Wedgwood Finance, Inc., the persons named as Noteholders therein, and the persons named as Restricted Entity Guarantors therein.(5)

2.13	Second Amendment and Restatement Agreement regarding the Revolving Credit Facility and Bilateral Facilities, dated as of November 26, 2003, among Waterford Wedgwood plc, Waterford Wedgwood U.K. plc, the Original Guarantors listed therein, the Governor and the Company of the Bank of Ireland, the Royal Bank of Scotland plc and the RCF Banks listed therein.(5)

2.14	Non-Notification Factoring Agreement, dated May 3, 1999, between the CIT Group/Commercial Services, Inc. and W/C Imports Inc.(5)

2.15	Mezzanine Indenture, dated as of December 1, 2003, regarding the €166,028,000 9 7/8% Mezzanine Notes due 2010, among Waterford Wedgwood plc, as the Issuer, the Guarantors named therein, the Bank of New York, London, as Trustee, Registrar, Transfer Agent and Principal Paying Agent, and Kredietbank S.A. Luxembourgeoise, as Luxembourg Paying Agent and Transfer Agent.(5)

2.16	Third Amendment Agreement dated May 28, 2004 relating to a Revolving Credit Facility and Bilateral Facilities originally dated November 29, 1999 (but amended and restated on a number of occasions, most recently by an amendment and restatement agreement dated November 26, 2003), among Waterford Wedgwood plc, Waterford Wedgwood U.K. plc, the Original Guarantors listed therein, the Governor and the Company of the Bank of Ireland, the Royal Bank of Scotland plc and the RCF Banks listed therein.(6)

2.17	Amendment and Consent Agreement in relation to the US$95,000,000 8.75% Secured Senior Notes due 2008, dated May 28, 2004, among Waterford Wedgwood plc, Waterford Wedgwood Finance, Inc., the persons named as Noteholders therein, and the persons named as Restricted Entity Guarantors therein.(6)

2.18	Term Loan Agreement, dated May, 28, 2004, between Waterford Wedgwood plc and Anglo Irish Banking Corporation plc.(6)

2.19	Term Loan Agreement, dated May 28, 2004, between Rosenthal AG and Anglo Irish Banking Corporation.(6)

2.20	Fourth Amendment Agreement dated July 26, 2004 relating to a Revolving Credit Facility and Bilateral Facilities originally dated November 29, 1999 (but amended and restated on a number of occasions, most recently by an amendment agreement dated May 28 2004), among Waterford Wedgwood plc, Waterford Wedgwood U.K. plc, the Original Guarantors listed therein, the Governor and the Company of the Bank of Ireland, the Royal Bank of Scotland plc and the RCF Banks listed therein.(6)

2.21	Amendment and Consent Agreement in relation to the US$95,000,000 8.75% Secured Senior Notes due 2008, dated July 23, 2004, among Waterford Wedgwood plc, Waterford Wedgwood Finance, Inc., the persons named as Noteholders therein, and the persons named as Restricted Entity Guarantors therein.(6)

2.22	Facility Agreement for facilities up to €210,000,000 and US$30,000,000 dated September 30, 2004 by and among Waterford Wedgwood plc, the Original Borrowers, Original Senior Lenders and Original Senior Tranche B Lenders listed therein and Burdale Financial Limited (as agent).(6)

2.23	Intercreditor and Security Trust Agreement dated September 30, 2004 among Waterford Wedgwood plc, the companies listed as Original Borrowers, Barclays Bank plc, as Security Trustee, and the entities listed as creditors.(6)

2.24	Letter from Burdale Financial Limited to Waterford Wedgwood plc and Sir Anthony O'Reilly, dated December 14, 2004.

2.25	Letter from Wachovia Bank, National Association to Waterford Wedgwood plc dated May 5, 2005.

4.1	Directors Service Contracts.(3)

4.2	The 1995 Share Option Scheme.(1)

4.3	The 1996 Approved Group Share Option Scheme.(2)

4.4	Form of Consultancy Service Agreement between Waterford Wedgwood plc and Wellspring Holdings Inc.(4)

4.5	Underwriting Agreement for the 3 for 11 Rights Issue of 213,640,199 New Stock Units, dated November 14, 2003, among Waterford Wedgwood plc, J&E Davy, and the Executive Directors named therein.(5)

4.6	Letter dated January 2, 2004 regarding the extension of the contract of Ottmar Küsel.(6)

4.7	Stock Purchase Agreement by and among Waterford Wedgwood plc, Ballygunner Holdings and SEB SA relating to the purchase of 100% of the common stock of All-Clad USA, Inc., dated as of May 28, 2004.(6)

4.8	Rights Issue Underwriting Agreement dated June 20, 2005 among J&E Davy (as Sponsor), Birchfield Holdings Limited and Waterford Wedgwood plc for the 7 for 11 Rights Issue of 1,691,857,115 Rights Issue Units at €0.06 per Rights Issue Unit.

4.9	Deed of Undertaking dated June 20, 2005 between Sir Anthony O'Reilly and Mr Peter John Goulandris and Waterford Wedgwood plc.

4.10	Relationship Agreement dated June 20, 2005 between Waterford Wedgwood plc, Sir Anthony O'Reilly and Mr Peter John Goulandris.

4.11	Particulars and Conditions of Sale of Lands comprised in Folios 23844F (part), 5572F, 2319F, 5146F, County Waterford and Particulars and Conditions of Sale of Lands comprised in Folios 23844F (part), 3672F, 11795 and 9870 (part) County Waterford.

4.12	Relationship Agreement dated December 14, 2004 between Waterford Wedgwood plc, Sir Anthony O'Reilly and Mr Peter John Goulandris.

4.13	Rights Issue Underwriting Agreement dated October 21, 2004 among J&E Davy (as Sponsor and as an Underwriter), Birchfield Holdings Limited and Waterford Wedgwood plc for the 5 for 3 Rights Issue of 1,661,645,381 Rights Issue Units at €0.06 per Rights Issue Unit.

4.14	Amendment Agreement in Connection with the Rights Issue Underwriting Agreement dated December 14, 2004 among J&E Davy (as Sponsor and as an Underwriter), Birchfield Holdings Limited and Waterford Wedgwood plc for the 5 for 3 Rights Issue of 1,661,645,381 Rights Issue Units at €0.06 per Rights Issue Unit.

4.15	Deed of Undertaking dated December 14, 2004 between Sir Anthony O'Reilly and Mr Peter John Goulandris and Waterford Wedgwood plc.

8.0	Subsidiaries (provided under "Item 4—Information on the Company—Organizational Structure").

10(a)	Consent of Independent Registered Public Accounting Firm.

12.1	Certification required by Rule 13a-14(a) or Rule 15(d)-14(a).

12.2	Certification required by Rule 13a-14(a) or Rule 15(d)-14(a).

13.1	Certification required by Rule 13a-14(b) or Rule 15(d)-14(b).

13.2	Certification required by Rule 13a-14(b) or Rule 15(d)-14(b).

(1)	Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000.

(2)	Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001 and the transition report on Form 20-F for the three months ended March 31, 2002.

(3)	Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000 except for; Resourcing Agreement between Waterford Wedgwood Trading Singapore Pte. Ltd.; and Mentoring Services Limited and letter dated March 28, 2001 from George Stonier, for Group Remuneration and Nominations Committee to Piers Wedgwood, which are incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001 and the transition report on Form 20-F for the three months ended March 31, 2002.

(4)	Incorporated by reference to the annual report on Form 20-F for the year ended March 31, 2003.

(5)	Incorporated by reference to the Form 6-K for the month of December 2003, dated December 23, 2003.

(6)	Incorporated by reference to the annual report on Form 20-F for the year ended March 31, 2004.

The Company agrees to furnish copies of any and all instruments of indebtedness that do not exceed 10% of its total assets to the Securities and Exchange Commission upon request.

SIGNATURES

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

WATERFORD WEDGWOOD PLC

By:	/s/ PATRICK J. DOWLING Patrick J. Dowling Chief Financial Officer
WATERFORD WEDGWOOD UK PLC

By:	/s/ PATRICK J. DOWLING Patrick J. Dowling Chief Financial Officer

Date: September 29, 2005

WATERFORD WEDGWOOD plc and Subsidiaries

Index to Consolidated Financial Statements

Year ended March 31, 2005

WATERFORD WEDGWOOD plc and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Members of Waterford Wedgwood plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, comprehensive income and changes in shareholders' equity present fairly, in all material respects, the financial position of Waterford Wedgwood plc and its subsidiaries ("the Company") at March 31, 2005 and March 31, 2004, and the results of its operations and its cash flows for the years ended March 31, 2003, 2004 and 2005 in conformity with accounting principles generally accepted in the Republic of Ireland. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the Republic of Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 to the Consolidated Financial Statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Public Accounting Firm
Dublin, Republic of Ireland
September 29, 2005

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statements of Income

	Year ended March 31, 2003
	Continuing operations
	Pre- exceptional charges	Exceptional charges (note 6)	Post- exceptional charges	Discontinued operations	Total
	(€ in millions, except per share amounts)
Net sales (note 4)	837.2	—	837.2	114.1	951.3
Cost of sales	(412.8)	(34.2)	(447.0)	(62.8)	(509.8)
Gross profit	424.4	(34.2)	390.2	51.3	441.5
Distribution expenses	(263.6)	(1.5)	(265.1)	(18.9)	(284.0)
Administrative expenses	(121.5)	—	(121.5)	(11.3)	(132.8)
Other operating expenses	(3.1)	—	(3.1)	—	(3.1)
Operating income/(loss) (note 5)	36.2	(35.7)	0.5	21.1	21.6
Gains arising on conversion of US$ loans (note 6)			9.7	—	9.7
Gain on sale of property, plant and equipment (note 6)			5.1	—	5.1
Deficit arising on closed pension scheme (note 6)			(3.9)	—	(3.9)
Net interest expense (note 7)					(25.3)
Net income before taxes					7.2
Taxes on income (note 8)					(4.9)
Net income after taxes					2.3
Minority interests					(0.5)
Net income					1.8
Income per ordinary share (note 10)					0.19c
Diluted income per ordinary share (note 10)					0.19c

A summary of the significant adjustments to net income which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is presented in note 31.

The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statements of Income (continued)

	Year ended March 31, 2004
	Continuing operations
	Pre- exceptional charges	Exceptional charges (note 6)	Post- exceptional charges	Discontinued operations	Total
	(€ in millions, except per share amounts)
Net sales (note 4)	743.3	—	743.3	88.6	831.9
Cost of sales	(366.5)	(33.6)	(400.1)	(48.6)	(448.7)
Gross profit	376.8	(33.6)	343.2	40.0	383.2
Distribution expenses	(248.5)	(2.9)	(251.4)	(18.3)	(269.7)
Administrative expenses	(119.4)	—	(119.4)	(8.6)	(128.0)
Other operating expenses	(0.3)	—	(0.3)	—	(0.3)
Operating income/(loss) (note 5)	8.6	(36.5)	(27.9)	13.1	(14.8)
Gain on sale of property, plant and equipment			6.0	—	6.0
Makewhole payment (note 7)					(3.7)
Net interest expense (note 7)					(32.4)
Net loss before taxes					(44.9)
Taxes on loss (note 8)					(4.7)
Net loss after taxes					(49.6)
Minority interests					0.3
Net loss					(49.3)
Loss per ordinary share (note 10)					(4.75c )
Diluted loss per ordinary share (note 10)					(4.75c )

A summary of the significant adjustments to net income which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is presented in note 31.

The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statements of Income (continued)

	Year ended March 31, 2005
	Continuing operations
		Exceptional charges
	Pre- exceptional charges	Impairment of Intangible assets (note 3)	Other (note 6)	Post- exceptional charges	Acquired operation	Total continuing operations	Discontinued operations	Total
	(€ in millions, except per share amounts)
Net sales (note 4)	678.6	—	—	678.6	29.8	708.4	24.2	732.6
Cost of sales	(401.4)	—	(50.5)	(451.9)	(14.0)	(465.9)	(14.2)	(480.1)
Gross profit	277.2	—	(50.5)	226.7	15.8	242.5	10.0	252.5
Distribution expenses	(242.2)	—	—	(242.2)	(13.9)	(256.1)	(5.8)	(261.9)
Administrative expenses	(123.4)	(40.1)	(17.4)	(180.9)	(4.2)	(185.1)	(3.2)	(188.3)
Other operating income	2.0	—	—	2.0	—	2.0	—	2.0
Operating (loss)/income (note 5)	(86.4)	(40.1)	(67.9)	(194.4)	(2.3)	(196.7)	1.0	(195.7)
Gain on sale of property plant and equipment						3.8	—	3.8
Gain on sale of All-Clad business (note 15)						—	103.2	103.2
Makewhole payment (note 7)								(5.6)
Net interest expense (note 7)								(54.9)
Net loss before taxes								(149.2)
Taxes on loss (note 8)								(12.3)
Net loss after taxes								(161.5)
Minority interests								2.1
Net loss								(159.4)
Loss per ordinary share (note 10)								(10.50c )
Diluted loss per ordinary share (note 10)								(10.50c )

A summary of the significant adjustments to net income which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is presented in note 31.

The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Balance Sheets

	March 31,
	2004	2005
	(€ in millions)
Assets
Current assets:
Short-term deposits and cash	51.6	20.0
Accounts receivable and prepayments (note 11)	154.6	129.8
Inventories (note 12)	320.3	241.9
Total current assets	526.5	391.7
Intangible assets (note 13)	100.4	133.6
Investments (note 14)	15.1	3.5
Property, plant and equipment (note 16)	206.2	194.6
Total assets	848.2	723.4
Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings (note 17)	11.6	—
Accounts payable and accruals (note 18)	171.3	175.1
Taxes payable	5.8	6.8
Total current liabilities	188.7	181.9
Long-term debt	422.9	299.4
Capital grants deferred	1.7	2.1
Provision for liabilities and charges (note 19)	33.1	110.6
Provision for onerous lease (note 19)	1.1	1.2
Other liabilities	2.7	0.3
Minority interests	3.7	1.5
Total liabilities and minority interests	653.9	597.0
Shareholders' equity:
Called up share capital (note 21)	73.5	197.1
Premium in excess of par value	213.7	208.5
Revaluation surplus	7.2	7.2
Cumulative foreign exchange translation adjustment	5.5	2.5
Retained deficit	(108.2)	(291.5)
Capital conversion reserve fund	2.6	2.6
Shareholders' equity interests	194.3	126.4
Total liabilities, minority interests and shareholders' equity	848.2	723.4

A summary of the significant adjustments to shareholders' equity which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is presented in note 31.

The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Net cash inflow/(outflow) from operating activities (note 28)	71.6	(8.3)	(42.6)
Returns on investments and servicing of finance
Interest received	1.3	0.5	0.3
Interest paid	(26.2)	(26.5)	(37.5)
Makewhole payment.	—	(3.7)	(5.6)
Debt issue costs	—	(25.0)	(9.0)
	(24.9)	(54.7)	(51.8)
Taxation paid	(4.4)	(6.0)	(2.2)
Capital expenditure and financial investment
Payments to acquire property, plant and equipment	(22.2)	(35.3)	(12.1)
Receipts from sales of property, plant and equipment	10.9	9.2	6.3
Net payments for financial assets	(0.8)	(0.1)	—
	(12.1)	(26.2)	(5.8)
Acquisition and disposal of subsidiary undertakings
Acquisition of additional shares in Royal Doulton plc	(6.5)	—	—
Acquisition of new business/subsidiary undertaking	(20.4)	—	(50.2)
Net debt acquired on acquisition of subsidiary undertaking (note 15)	—	—	(29.3)
Disposal of subsidiary undertaking (net of expenses) (note 15)	—	—	194.6
	(26.9)	—	115.1
Equity dividends paid	(21.6)	(7.6)	—
Net cash (outflow)/inflow before financing	(18.3)	(102.8)	12.7
Financing
Issue of ordinary share capital	0.1	38.5	99.7
Expenses relating to the issue of shares	—	(3.2)	(5.2)
New long-term loans	151.8	344.2	150.7
Repayment of long-term loans	(124.9)	(299.0)	(276.9)
	27.0	80.5	(31.7)
Increase/(decrease) in cash	8.7	(22.3)	(19.0)
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash	8.7	(22.3)	(19.0)
Cash inflow from increase in loans	(151.8)	(344.2)	(150.7)
Repayment of long-term loans	124.9	299.0	276.9
Change in net debt resulting from cash flows	(18.2)	(67.5)	107.2
Movement in unamortized debt issue costs (note 29)	—	25.0	(9.2)
Exchange differences (note 29)	51.7	16.3	5.5
Movement in net debt	33.5	(26.2)	103.5
Net debt at beginning of year (note 29)	(390.2)	(356.7)	(382.9)
Net debt at end of year (note 29)	(356.7)	(382.9)	(279.4)

The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Statements of Comprehensive Income

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Income/(loss) for the period	1.8	(49.3)	(159.4)
Exchange translation effect on net overseas investments	(34.7)	6.8	(3.0)
Total comprehensive loss	(32.9)	(42.5)	(162.4)

Note of Historical Cost Profits and Losses

The results disclosed in the Consolidated Statement of Income are not materially different to the results based on an unmodified historical cost basis.

Reconciliation of Movement in Shareholders' Equity

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Income/(loss) for the period	1.8	(49.3)	(159.4)
Dividends	(15.1)	—	—
Scrip dividend	2.1	1.7	—
Exchange translation effect on net overseas investments	(34.7)	6.8	(3.0)
New share capital subscribed	5.7	38.5	99.7
Expenses relating to the issue of shares	—	(3.2)	(5.2)
Net movement in shareholders' equity	(40.2)	(5.5)	(67.9)
Opening shareholders' equity	240.0	199.8	194.3
Closing shareholders' equity	199.8	194.3	126.4

The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Share capital	Premium in excess of par value	Revaluation surplus	Cumulative foreign exchange translation adjustment	Retained earnings	Capital conversion reserve fund	Total
	(€ in millions)
Balance at March 31, 2002	55.3	190.2	9.8	33.4	(51.3)	2.6	240.0
Shares issued
On acquisition of Cashs Mail Order Ltd	0.9	4.7	—	—	—	—	5.6
Ordinary shares scrip dividend	0.2	(0.2)	—	—	2.1	—	2.1
Ordinary shares subscribed for cash	—	0.1	—	—	—	—	0.1
Bonus issue of income shares	0.3	—	—	—	(0.3)	—	—
Realized on sale of property	—	—	(0.5)	—	0.5	—	—
Net income	—	—	—	—	1.8	—	1.8
Dividends.	—	—	—	—	(15.1)	—	(15.1)
Exchange adjustments	—	—	—	(34.7)	—	—	(34.7)
Balance at March 31, 2003	56.7	194.8	9.3	(1.3)	(62.3)	2.6	199.8
Shares issued
Ordinary shares scrip dividend	0.5	(0.5)	—	—	1.7	—	1.7
Ordinary shares subscribed for cash	12.8	22.6	—	—	—	—	35.4
Expenses relating to the issue of shares	—	(3.2)	—	—	—	—	(3.2)
Income shares subscribed for cash	3.1	—	—	—	—	—	3.1
Bonus issue of income shares	0.4	—	—	—	(0.4)	—	—
Realized on sale of property	—	—	(2.1)	—	2.1	—	—
Net loss	—	—	—	—	(49.3)	—	(49.3)
Exchange adjustments	—	—	—	6.8	—	—	6.8
Balance at March 31, 2004	73.5	213.7	7.2	5.5	(108.2)	2.6	194.3
Shares issued
Ordinary shares subscribed for cash	99.7	—	—	—	—	—	99.7
Expenses relating to issue of shares	—	(5.2)	—	—	—	—	(5.2)
Bonus issue of income shares	23.9	—	—	—	(23.9)	—	—
Net loss	—	—	—	—	(159.4)	—	(159.4)
Exchange adjustments	—	—	—	(3.0)	—	—	(3.0)
Balance at March 31, 2005	197.1	208.5	7.2	2.5	(291.5)	2.6	126.4

The revaluation surplus arises from the revaluation of land and buildings. No provision has been made for any tax liability that would arise if these assets were disposed of at their revalued amount.

The notes to the Consolidated Financial Statements form an integral part of these Consolidated Financial Statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements

1.    Accounting principles and policies

We have prepared the accompanying financial statements in conformity with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"), see note 31. Amounts in the accompanying financial statements are stated in euro ("€"), the currency of the European Economic and Monetary Union.

Our significant accounting policies are as follows:

Basis of accounting

We have prepared the financial statements under the historical cost convention, modified by the revaluation of certain properties and in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2005 and the European Communities (Companies: Group Accounts) Regulations, 1992.

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

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date or at a contractual rate, if applicable, and any exchange differences are taken to the Consolidated Statement of Income.

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

Notes to the Consolidated Financial Statements (Continued)

1.    Accounting principles and policies   (continued)

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

Tangible assets and depreciation

Tangible assets are stated at cost or valuation less accumulated depreciation. Following the adoption of FRS15 "Tangible Fixed Assets", we have followed the transitional provisions to retain the book amount of land and buildings, certain of which were last revalued in 1997. Accordingly, we no longer adopt a policy of revaluation. Depreciation is calculated to write off the cost, or valuation, of tangible assets other than freehold land over their estimated useful lives. The gain or loss on the disposal of an asset is calculated as the difference between the net sale proceeds and the net book value. The useful lives of tangible assets are set out in note 16 to the Consolidated Financial Statements.

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

Goodwill and intangible assets

Goodwill arising on acquisition of subsidiary undertakings prior to December 31, 1997 is set off against reserves. Goodwill arising on acquisitions after December 31, 1997 is capitalized and amortized over its estimated useful life as are the value of other acquired intangible assets. Goodwill previously set off against reserves will be charged or credited in the Consolidated Statement of Income on the subsequent disposal of the business to which it relates. Goodwill comprises the excess of the purchase price over the fair value of the net assets acquired, less any provision for impairment.

Financial assets

Financial asset investments are stated at cost less provision for permanent diminution in value.

Notes to the Consolidated Financial Statements (Continued)

1.    Accounting principles and policies   (continued)

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

Deferred taxes

Deferred tax is recognized on all timing differences that have originated but have not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date.

Amounts recognized are not discounted and reflect the tax rates that are expected to apply when each timing difference reverses, based on rates and laws enacted, or substantively enacted, at the balance sheet date.

Net deferred tax assets are regarded as recoverable and therefore recognized only when, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover the originating timing difference.

Surpluses on the revaluation of properties, gains on disposals of fixed assets that have been rolled over into replacement assets and future remittances of retained earnings of overseas subsidiaries, are not treated as giving rise to timing differences until, respectively, a commitment to dispose of the revalued or replacement asset, or pay a dividend from the subsidiary company, has been made.

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

Notes to the Consolidated Financial Statements (Continued)

1.    Accounting principles and policies   (continued)

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

Restructuring provisions

A provision for restructuring is recognized only after management; (a) has approved and committed the Company to a detailed formal plan, (b) has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it and (c) intends that the implementation of the plan will commence soon after the commitment date. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the plan or are the result of a continuing contractual obligation with no continuing economic benefit or a penalty incurred to cancel the contractual obligation.

Advertising expense

All advertising costs are expensed as incurred.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

2.	Basis of preparation of consolidated financial statements

As described in its year end trading update release on March 14, 2005, the Group's trading environment has deteriorated in recent months, which has impacted upon the Group's liquidity position.

As set out in note 39, on May 4, 2005 the Group announced a fully underwritten rights issue to raise €96.5 million net of costs. The rights issue was underwritten by a company controlled by the Chairman and the Deputy Chairman and was completed on July 18, 2005. The proceeds will be used to finance a major restructuring program which is expected to cost approximately €90 million.

The rights issue was dependent on certain shareholder approvals at an extraordinary general meeting held on June 20, 2005.

The directors are confident that the rights issue and the ongoing restructuring will enable the Group to fundamentally restructure its cost base in light of the current trading environment and that there will be adequate liquidity to meet the Group's financial needs and obligations over the foreseeable future.

The directors therefore consider it appropriate to adopt the going concern basis in preparing these financial statements.

3.    Effect of change in accounting estimates

Year ended March 31, 2003

Following a significant decline in the market value of pension plan assets (note 23), it was decided with effect from April 1, 2002, to no longer amortize the pension surplus of the Wedgwood Group Pension Plan. The effect of this change on the results for the year ended March 31, 2003 was to reduce reported operating income by €7.8 million.

Notes to the Consolidated Financial Statements (Continued)

3.    Effect of change in accounting estimates   (continued)

The expansion in the number of Rosenthal factory outlet stores enabled Rosenthal to generate a higher average selling price for its slow-moving and obsolete inventory and, as a result, provisions amounting to €4.9 million were no longer required and were released to operating income in the year ended March 31, 2003. In addition, Rosenthal brought the way in which production overheads are allocated to stock into line, resulting in a benefit to the Consolidated Statement of Income of €1.5 million for the year ended March 31, 2003.

Year ended March 31, 2004

During the year ended March 31, 2004 we completed the review of the basis of valuation of inventory commenced during the year ended December 31, 2001 resulting in an uplift in values by €5.7 million and the reduction of inventory provisions by €2.6 million, thereby benefiting the Consolidated Statement of Income by €8.3 million.

Year ended March 31, 2005

During the year ended March 31, 2005 we reviewed the carrying value of certain intangible assets resulting in an impairment charge, to the Consolidated Statement of Income, of €40.1 million (see note 6.(d)).

We also reviewed the carrying value of deferred tax assets, resulting in a charge, to the Consolidated Statement of Income, of €12.0 million in respect of tax losses not now recognized as recoverable.

4.    Segment analysis

Following the disposal of the cookware business All-Clad and the acquisition of the ceramics business Royal Doulton, we have realigned our reporting segments into the following:

Waterford Crystal, the Ceramics Group (incorporating the recently acquired Royal Doulton with Wedgwood and Rosenthal) and W-C Designs & Spring.

	Year ended March 31, 2003
Segment	Waterford Crystal	Ceramics Group	All-Clad	W-C Designs & Spring	Common Costs	Inter segment adjustment	Consolidated total
	(€ in millions)
Net sales	302.8	483.7	114.1	50.7	—	—	951.3
Depreciation/amortization	19.8	20.3	6.0	0.6	—	—	46.7
Operating income/(loss) before exceptional charges	39.2	11.6	22.2	(3.2)	(12.5)	—	57.3
Exceptional charges	(4.5)	(31.2)	—	—	—	—	(35.7)
Operating income/(loss) after exceptional charges	34.7	(19.6)	22.2	(3.2)	(12.5)	—	21.6
Gains arising on conversion of US$ loans							9.7
Gain on sale of property, plant and equipment							5.1
Deficit arising on closed pension scheme							(3.9)
Net interest expense							(25.3)
Net income before taxes							7.2
Total assets at year end	535.0	484.8	209.0	24.7	—	(378.7)	874.8
Capital expenditure	8.8	12.7	0.3	0.4	—	—	22.2

Notes to the Consolidated Financial Statements (Continued)

4.    Segment analysis   (continued)

	Year ended March 31, 2004
Segment	Waterford Crystal	Ceramics Group	All-Clad	W-C Designs & Spring	Common Costs	Inter segment adjustment	Consolidated total
	(€ in millions)
Net sales.	253.8	438.2	88.6	51.3	—	—	831.9
Depreciation/amortization	18.2	16.2	5.4	0.6	—	—	40.4
Operating income/(loss) before exceptional charges	16.3	6.4	13.1	(2.4)	(11.7)	—	21.7
Exceptional charges	(7.7)	(28.8)	—	—	—	—	(36.5)
Operating income/(loss) after exceptional charges	8.6	(22.4)	13.1	(2.4)	(11.7)	—	(14.8)
Gain on sale of property, plant and equipment							6.0
Makewhole payment							(3.7)
Net interest expense							(32.4)
Net loss before taxes							(44.9)
Total assets at year end	584.1	514.9	197.9	24.2	—	(472.9)	848.2
Capital expenditure	18.0	16.7	0.5	0.1	—	—	35.3

	Year ended March 31, 2005
Segment	Waterford Crystal	Ceramics Group	All-Clad	W-C Designs & Spring	Common Costs	Inter segment adjustment	Consolidated total
	(€ in millions)
Net sales	221.7	441.5	24.2	45.2	—	—	732.6
Depreciation/ amortization	15.7	20.8	1.7	0.8	—	—	39.0
Operating (loss)/income before exceptional charges	(21.7)	(52.7)	1.0	(1.2)	(13.1)		(87.7)
Exceptional charges	(27.0)	(65.2)	—	(8.4)	(7.4)		(108.0)
Operating (loss)/income after exceptional charges	(48.7)	(117.9)	1.0	(9.6)	(20.5)	—	(195.7)
Gain on sale of property, plant and equipment							3.8
Gain on sale of All-Clad business							103.2
Makewhole payment							(5.6)
Net interest expense							(54.9)
Net loss before taxes							(149.2)
Total assets at year end	631.6	576.9	—	14.9	—	(500.0)	723.4
Capital expenditure	5.8	6.1	—	0.2	—	—	12.1

Operating income is the segmental measure of income reviewed by the chief operating decision maker. Non-allocable overhead costs, such as those incurred by our head office are included under the heading Common Costs.

The inter segment adjustment refers to inter segment asset balances.

Notes to the Consolidated Financial Statements (Continued)

4.    Segment analysis   (continued)

Geographic information

	Net sales			Long lived assets
	Year ended March 31,			March 31,
	2003	2004	2005	2003	2004	2005
	(€ in millions)			(€ in millions)
Republic of Ireland.	42.5	33.8	33.8	57.2	59.1	50.8
United Kingdom	125.8	92.4	106.0	87.2	89.1	98.3
USA	479.8	411.2	304.7	18.3	14.0	4.4
Japan	73.5	74.5	68.5	1.9	1.8	3.6
Germany	104.6	99.3	97.7	43.4	41.1	36.2
Rest of the World	125.1	120.7	121.9	1.5	1.1	1.3
Total.	951.3	831.9	732.6	209.5	206.2	194.6

Net sales are attributed to countries based on the location of customers. There are no net sales from a single external customer that are 10% or more of our total net sales.

The exchange rates used for consolidation purposes between the euro and the principal currencies in which the Group does business were as follows:

	Consolidated Statements of Income			Balance Sheets
	Year ended March 31,			March 31,
	2003	2004	2005	2003	2004	2005
US dollar	$1.00	$1.18	$1.26	$1.07	$1.24	$1.29
UK pound sterling	£0.64	£0.69	£0.68	£0.69	£0.67	£0.69
Yen	¥121.39	¥132.70	¥135.28	¥128.65	¥129.29	¥138.87

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

5.	Operating income/(loss)

Operating income/(loss) has been arrived at after charging the following directors' remuneration:

Executive directors' remuneration

The remuneration in relation to executive directors who held office for any part of the year is as follows:

	Year ended March 31, 2003
	Salary	Bonus	Benefits in kind	Defined contribution pension payments	Defined benefit pension payments	Sub Total	Other Payments		Total
	(€ in thousands)
R.A. Barnes	329	70	40	—	34	473	—		473
P.B. Cameron	488	451	—	10	—	949	—		949
J. Foley	278	—	23	91	101	493	—		493
C.J.S. Johnson*	84	—	—	—	3	87	78	*	165
O.C. Küsel	336	25	14	—	6	381	—		381
C.J. McGillivary	587	264	61	17	—	929	—		929
P.R. O'Donoghue	548	—	20	305	142	1,015	—		1,015
T. O'Reilly, Jnr.	344	21	—	—	17	382	—		382
Lord Wedgwood	146	—	1	10	—	157	28		185
	3,140	831	159	433	303	4,866	106		4,972

*	C.J.S. Johnson retired as a Director on April 25, 2002 and received a payment of €78,000 on completion of his employment contract in the year ended March 31, 2003.

	Year ended March 31, 2004
	Salary	Bonus	Benefits in kind	Defined contribution pension payments	Defined benefit pension payments	Sub Total	Other Payments	Total
	(€ in thousands)
R.A. Barnes	305	—	38	—	38	381	—	381
P.B. Cameron	425	216	—	8	—	649	—	649
J. Foley	331	—	23	205	113	672	—	672
O.C. Küsel	323	—	12	—	7	342	—	342
C.J. McGillivary	533	—	31	17	—	581	—	581
P.R. O'Donoghue	565	—	25	335	137	1,062	—	1,062
T. O'Reilly, Jnr.	341	—	—	—	19	360	—	360
Lord Wedgwood	154	—	1	14	—	169	—	169
	2,977	216	130	579	314	4,216	—	4,216

Notes to the Consolidated Financial Statements (continued)

5.	Operating income/(loss) (continued)

	Year ended March 31, 2005
	Salary	Bonus	Benefits in kind	Defined contribution pension payments	Defined benefit pension payments	Sub Total	Past service pension funding	Other payments	Total
	(€ in thousands)
R.A. Barnes*	67	—	8	—	14	89	1,759	—	1,848
P.B. Cameron**	426	—	10	4	—	440	—	2,584	3,024
P.M. D'Alton*	302	—	23	80	—	405	—	341	746
J. Foley	335	—	14	205	109	663	—	—	663
O.C. Küsel	336	—	14	—	7	357	—	—	357
C.J. McGillivary*	124	—	5	16	—	145	—	1,864	2,009
P.R. O'Donoghue	565	—	26	336	128	1,055	—	—	1,055
T. O'Reilly, Jnr	349	—	1	—	24	374	—	—	374
Lord Wedgwood	137	—	1	14	—	152	—	—	152
	2,641		102	655	282	3,680	1,759	4,789	10,228

*	R.A. Barnes and C.J. McGillivary resigned as Directors on June 17, 2004 and June 25, 2004 respectively. P.M. D'Alton was appointed a Director on June 17, 2004 and resigned on March 10, 2005. Past service pension funding relates to additional payments due in respect of R.A. Barnes relating to past service. Under the terms of P.M. D'Alton's departure he was paid €275,000 and is entitled to the use of a car until May 14, 2008. As part of the terms of his departure, C.J. McGillivary is to receive payments totalling US$2,349,000. All payments have been made by subsidiary companies.

**	P.B. Cameron (formally Chief Executive of All-Clad) received a success bonus of US$3,255,000 arising out of the sale of All-Clad.

As part of the terms of his departure and in line with his contract, R.A. Barnes will continue to receive a salary of Stg£150,000 per annum for the period September 1, 2004 to October 16, 2008, in return for certain strategic consulting advice together with an additional pension contribution of Stg£184,000 and the use of a fully expensed company car .

Aggregate remuneration for executive directors for the year ended March 31, 2005 amounted to €10.228 million (year ended March 31, 2004: €4.216 million, year ended March 31, 2003: €4.972 million) including pension contributions of €2.696 million (year ended March 31, 2004: €0.893 million, year ended March 31, 2003: €0.736 million).

Directors' remuneration in currencies other than the euro is translated at the average rate of exchange prevailing in each of the periods.

R.A. Barnes, J. Foley, C.J.S. Johnson, O.C. Küsel, P.R. O'Donoghue and T. O'Reilly, Jnr. are entitled to benefits under defined benefit pension arrangements. C.J. McGillivary, P.B. Cameron, P.M. D'Alton, J. Foley, P.R. O'Donoghue and Lord Wedgwood are entitled to benefits under defined contribution plans.

Notes to the Consolidated Financial Statements (continued)

5.	Operating income/(loss) (continued)

The directors' pension benefits under the various defined benefit plans in which they are members are as follows:

	Increase in the accrued pension during the period			Transfer value of the increase in accrued pension			Total accrued pension
	Year ended March 31,			Year ended March 31,			March 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	(€ in thousands)			(€ in thousands)			(€ in thousands)
R.A. Barnes*	11	9	20	139	113	277	126	142	130
J. Foley	18	5	4	190	40	35	71	77	83
O.C. Küsel	—	18	3	3	184	7	123	141	144
P.R. O'Donoghue	15	—	—	304	—	—	247	247	247
T. O'Reilly, Jnr	3	2	2	2	2	—	5	7	9
	47	34	29	638	339	319	572	614	613

*	In accordance with the disclosure requirements of the Listing Rules of the Irish Stock Exchange the data for R.A. Barnes relates to all the pension accrued during the year ended March 31, 2005, even though he resigned as a Director on June 17, 2004.

Non-executive directors' remuneration

	Fees as a director			Other remuneration			Total
	Year ended March 31,			Year ended March 31,			Year ended March 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	(€ in thousands)			(€ in thousands)			(€ in thousands)
Sir Anthony O'Reilly	63	63	—	—	—	—	63	63	—
G.P. Dempsey	22	22	22	22	22	22	44	44	44
L.L. Glucksman*	22	22	22	5	5	5	27	27	27
P.J. Goulandris	—	—	—	—	—	—	—	—	—
S. Michaels*	—	—	—	302	264	83	302	264	83
K.C. McGoran	22	22	22	17	17	67	39	39	89
P.J. Molloy**	14	22	22	1	5	5	15	27	27
R.H. Niehaus*	22	22	5	5	5	1	27	27	6
Lady O'Reilly	22	22	—	8	8	—	30	30	—
B.D. Patterson*	22	22	5	153	117	2	175	139	7
D.W. Sculley	22	22	22	216	340	318	238	362	340
F.A. Wedgwood	22	22	22	8	8	8	30	30	30
	253	261	142	737	791	511	990	1,052	653

*	L.L. Glucksman, S. Michaels, R.H. Niehaus and B.D. Patterson resigned as directors on October 21, 2004, February 1, 2005, June 17, 2004 and June 17, 2004 respectively.

**	P.J. Molloy was appointed a director on July 25, 2002.

Sir Anthony O'Reilly waived his fees of €63,000 and Lady O'Reilly waived her fees and other remuneration of €29,000 for the year ended March 31, 2005. Peter John Goulandris waived his fees of €34,000 for each year presented above.

Notes to the Consolidated Financial Statements (continued)

5.	Operating income/(loss) (continued)

D.W. Sculley has, through Wellspring Holdings Inc., a contract to provide consulting services for an annual fee of US$400,000 (year ended March 31, 2004 and 2003: US$400,000).

Mentoring Services Limited, in which B.D. Patterson has an interest, had a contract to provide consulting services which ended on December 31, 2003. The former C.E.O. and Co-Chairman of All-Clad Holdings Inc., S. Michaels, was paid a fee of US$100,000 for consulting services provided to All-Clad Holdings Inc. for the period April 1, 2004 until July 26, 2004, being the date of disposal of All-Clad Holdings Inc. (year ended March 31, 2004: US$311,000, year ended March 31, 2003: US$301,000).

Other than disclosed earlier in this note, pensions paid to former directors in the year ended March 31, 2005 amounted to €136,000 (year ended March 31, 2004: €139,000, year ended March 31, 2003: €128,000).

The information with regard to directors' share options is set out in Item 6 on pages 79 and 80 of this Annual Report on Form 20-F.

In addition, the following amounts were charged/(credited) in arriving at operating income/(loss):

	Year ended March 31
	2003	2004	2005
	(€ in millions)
Advertising	44.3	38.3	32.6
Pension plan costs	17.8	19.6	20.3
Depreciation	39.8	33.7	33.5
Maintenance and repairs	22.9	21.3	21.4
Operating lease rentals — plant and equipment	3.2	2.7	6.2
— others	18.8	19.9	18.7
Auditors' remuneration*	1.2	1.1	1.3
Research and product development	9.3	6.1	7.7
Foreign exchange losses/(gains)	4.2	1.1	(0.8)
Amortization of capital grants	(0.2)	(0.2)	(0.3)

*	Other remuneration paid to the auditors was as follows:

	Year ended March 31, 2003			Year ended March 31, 2004			Year ended March 31, 2005
	Republic of Ireland	Overseas PwC firms	Total	Republic of Ireland	Overseas PwC firms	Total	Republic of Ireland	Overseas PwC firms	Total
	(€ in millions)			(€ in millions)			(€ in millions)
Other assurance services	0.2	0.1	0.3	1.0	0.4	1.4	1.3	0.3	1.6
Taxation services	0.4	0.3	0.7	0.3	0.2	0.5	0.4	0.3	0.7
Other services	—	0.2	0.2	—	—	—	—	—	—
	0.6	0.6	1.2	1.3	0.6	1.9	1.7	0.6	2.3

Total services for the year ended March 31, 2005 included in the table above, in the amount of €0.6 million, have not been included in operating expenses as they relate to other assurance services provided by the auditors acting as reporting accountants in respect of our rights issue of €99.7 million and the acquisition of Royal Doulton plc during the year. Total services for the year ended March 31, 2004 in the amount of €0.9 million have not been included in operating expenses as they relate to other assurance services provided by the auditors acting as reporting accountants in respect of our Issue of Mezzanine Notes and in respect of our rights issue of €38.5 million. The share issue costs have been charged against

Notes to the Consolidated Financial Statements (continued)

5.	Operating income/(loss) (continued)

share premium account, the Royal Doulton plc acquisition costs have been capitalized as part of the goodwill arising on acquisition and will be amortized over the expected useful life of the goodwill arising on the acquisition and the debt issue costs have been offset against the book value of the related debt and will be amortized over the life of the related debt.

6.    Exceptional charges

(a)	In November 2001, our Board of Directors announced restructuring measures worldwide, designed to lower operating costs, reduce capacity, improve factory efficiency, reduce inventories and stimulate sales through increased marketing spend and significantly improved retail presentation.

At that time we recorded a provision of €39.1 million for redundancy. As at March 31, 2002 this was €22.7 million. The movement is noted below:

(€ in millions)
Balance at March 31, 2002	22.7
Utilized during year ended March 31, 2003	(16.4)
Credited to Consolidated Statement of Income	(0.5)
Exchange	(0.9)
Balance at March 31, 2003	4.9
Utilized during year ended March 31, 2004	(3.8)
Balance at March 31, 2004.	1.1
Utilized during year ended March 31, 2005	(0.6)
Balance at March 31, 2005	0.5

Of the planned head count reduction of 1,400, the reduction achieved as at March 31, 2005 was 1,374 (March 31, 2004: 1,374; March 31, 2003: 1,166).

(b)	In the results for the year to March 31, 2003, the following exceptional costs were charged to the Consolidated Statement of Income:

	Distribution
	Cost of sales	Costs	Total
	(€ in millions)
Property, plant and equipment impairment	13.5	—	13.5
Inventory write-downs	15.0	—	15.0
Restructuring costs	5.7	1.5	7.2
	34.2	1.5	35.7

Property, plant and equipment impairment

Following the weakening condition of the Johnson Brothers business, which led to the initiative to move production to Asia, we reviewed the carrying value of the land, buildings, plant and equipment which supported the production of Johnson Brothers product. Plant and equipment were fully written off and land and buildings were written down to their estimated open market value resulting in a charge of €13.5 million.

Inventory write-downs

As a result of the initiative to move Johnson Brothers production to Asia, substantial revisions to product offerings and reduced margins latterly earned by our Johnson Brothers business, the carrying

Notes to the Consolidated Financial Statements (continued)

6.    Exceptional charges (continued)

value of inventory was reduced to its estimated net realizable value resulting in a charge of €10.3 million. In addition, the carrying value of inventory held by our retail operations was written down by €4.7 million.

Restructuring costs

During the year ended March 31, 2003 a) our Rosenthal business completed the integration of the Hutschenreuther operations acquired in August 2000 resulting in restructuring charges of €2.7 million and b) a further €3.0 million of rationalization projects occurred elsewhere in the Group. In addition, headcount reductions in our distribution operations resulted in a restructuring charge of €1.5 million. Of the planned head count reduction of 187 from these projects, the actual reduction achieved was 104.

The movement on the 2003 restructuring charge is analysed as follows:

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

Gain on sale of property, plant and equipment

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

(c)	In the results for the year ended March 31, 2004, the following exceptional costs have been charged to the Consolidated Statement of Income:

	Cost of sales	Distribution costs	Total
	(€ in millions)
Restructuring costs	27.5	2.9	30.4
Inventory write-downs	3.3	—	3.3
Earthenware outsourcing set-up costs	2.8	—	2.8
	33.6	2.9	36.5

Of the planned head count reduction of 1,211, the reduction achieved as at March 31, 2004 was 960 and as at March 31, 2005 was 1,071.

Notes to the Consolidated Financial Statements (continued)

6.    Exceptional charges (continued)

Restructuring costs

In 2003, as a result of the decrease in demand for luxury products due primarily to the continued global economic downturn, the outbreak of the SARS epidemic and the conflict in Iraq, the directors announced a restructuring program aimed at further lowering operating costs.

In the results for the year ended March 31, 2004, a charge of €30.4 million was recognized, representing redundancy and related costs associated with the closure of two earthenware manufacturing facilities in the UK, the consolidation of Wedgwood branded earthenware production into the existing manufacturing facility in Barlaston, Stoke-on-Trent, the outsourcing of production of Johnson Brothers branded earthenware to the People's Republic of China and the reorganization of Wedgwood's European retail and marketing operations. The charge also covers the implementation of an early retirement and redeployment program and further automation and rationalization of Waterford's manufacturing operations in Ireland.

Inventory write-downs

As a result of the initiative to move Johnson Brothers production to the People's Republic of China, the carrying value of certain inventory has been reduced to its estimated net realizable value resulting in a charge of €3.3 million to the Consolidated Statement of Income for the year ended March 31, 2004.

Earthenware outsourcing set-up costs

As a result of moving Johnson Brothers production to the People's Republic of China, one-off set up costs amounting to €2.8 million have been incurred and charged to the Consolidated Statement of Income for the year ended March 31, 2004.

The movement on the 2004 restructuring provision is analysed as follows:

(€ in millions)
Charged to Consolidated Statement of Income	30.4
Utilized during the year ended March 31, 2004	(22.2)
Balance at March 31, 2004	8.2
Utilized during the year ended March 31, 2005	(8.2)
Balance at March 31, 2005	—

(d)	In determining net income for the year ended March 31, 2005, the following exceptional items have been charged to the operating loss:

	Cost of sales	Administrative expenses	Total
	(€ in millions)
Redundancy, early retirement and related costs	—	13.2	13.2
Working capital reduction program	50.5	4.2	54.7
Impairment of intangible assets	—	40.1	40.1
	50.5	57.5	108.0

Redundancy, early retirement and related costs

As part of our continuing initiative to lower operating costs, we incurred a charge of €13.2 million relating to redundancy and early retirement programs in our key operating divisions.

Notes to the Consolidated Financial Statements (continued)

6.    Exceptional charges (continued)

The movement on the 2005 redundancy, early retirement and related costs provisions (€ in millions) is analysed as follows:

(€ in millions)
Charged to Consolidated Statement of Income	13.2
Utilized during the year ended March 31, 2005	(8.7)
Acquired on acquisition of subsidiary undertaking	12.5
Balance at March 31, 2005	17.0

Working capital reduction program

In June 2004, we announced that we were working with Accenture, the international business consultants, on a program to simplify working capital management and manufacturing process. The objective of the program was to reduce our investment in inventories and receivables and to rationalize manufacturing runs in order to enhance cash flow. By March 31, 2005, this project has largely been accomplished having delivered a significant reduction in inventory and a 50% reduction in the number of actively available products (stock-keeping units – SKUs).

As a result of the rationalization of SKUs, lower levels of production (which led to a significant under recovery of overheads) and the write-down of inventory to its net realizable value, we incurred a charge of €50.5 million together with program management and other costs of €4.2 million.

Impairment of intangible assets

During the year and in accordance with Financial Reporting Standard No. 11 "Impairment of Fixed Assets and Goodwill" ("FRS11") a review was carried out on the carrying value of certain intangible assets resulting in an impairment charge of €40.1 million.

The value in use has been calculated using the present value of discounted cash flows. The cash flows are based upon our three year plan together with an assumption of a stable growth rate for the period beyond three years, discounted to net present value using a discount rate of 11%.

7.    Net interest expense

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Interest expense on borrowings maturing within 5 years	18.7	27.2	37.3
Interest expense on borrowings maturing after more than 5 years	7.9	5.7	17.9
	26.6	32.9	52.2
Interest income	(1.3)	(0.5)	(0.3)
Net interest expense	25.3	32.4	54.9

During the year ended March 31, 2005 we incurred a makewhole payment of €5.6 million (March 31, 2004: €3.7 million) arising from the repayment of the 8.75% Secured Senior Notes.

Notes to the Consolidated Financial Statements (continued)

8.    Taxes on income/(loss)

(a)	Net income/(loss) before taxes:

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Republic of Ireland	23.0	(32.3)	(2.7)
Foreign	(15.8)	(12.6)	(146.5)
	7.2	(44.9)	(149.2)

(b)	Taxes on income charged to earnings were as follows:

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Republic of Ireland:
Payable — corporation tax	—	—	—
— capital gains tax	(1.0)	(0.2)	—
Deferred.	(0.6)	(0.2)	(0.1) *
	(1.6)	(0.4)	(0.1)
Foreign:
Payable — corporation tax	(8.3)	(5.1)	(0.4)
— over provision in respect of prior periods	3.8	—	0.1
Deferred.	1.2	0.8	(11.9) *
	(3.3)	(4.3)	(12.2)
	(4.9)	(4.7)	(12.3)

*	See Note 20.

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, as these are reinvested in the business and thus no taxes are expected to be payable on them in the foreseeable future. The tax charge in future years will be significantly affected by the incidence of income in our various operations, in particular in the US, Ireland, UK and Germany where no significant taxes should be payable for several years, due to available brought forward tax losses.

The overall tax charge in future years will also be dependent upon any changes in the underlying assumptions made for the recognition of deferred tax assets representing the future value of current tax losses.

(c)	The following table reconciles the current tax charge reported in the Consolidated Statement of Income to the notional current tax (charge)/credit that would result from applying the standard rate of Irish corporation tax of 12.5% (2004: 12.5%, 2003: 15.125%) to the operating income/(loss) before taxes.

Notes to the Consolidated Financial Statements (continued)

8.    Taxes on income/(loss) (continued)

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Notional Irish corporation tax on income/(loss) before taxes	(0.8)	5.6	18.7
Different tax rates in overseas operations	0.3	3.0	27.0
Sale of All-Clad business	—	—	14.9
Impairment of intangible assets	—	—	(8.1)
Current period losses not utilized	(9.1)	(14.4)	(50.6)
Capital allowances	—	(0.4)	(2.9)
Non taxable exceptional exchange gains	1.5	—	—
Impairment of fixed assets	(4.0)	—	—
Other timing differences	(0.3)	(1.0)	(0.7)
Other permanent differences	3.1	1.9	1.3
Over provision in respect of prior periods	3.8	—	0.1
Current tax charge	(5.5)	(5.3)	(0.3)
Deferred taxation on originating and reversing timing differences	0.6	0.6	—
Deferred tax assets written off	—	—	(12.0)
Taxes on income charged	(4.9)	(4.7)	(12.3)

(d)	The tax charge associated with items presented in the Statement of Comprehensive Income related to other comprehensive income is not material.

9.    Dividends

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Paid:
Adjustment relating to 2001 final dividend*	0.2	—	—
2003 interim dividend of 0.7c per share	5.4	—	—
2003 final dividend of 1.2c per share	9.5	—	—
	15.1	—	—

*	This adjustment reflects the difference between the estimated exchange rate used to calculate the dividend payable and the rate prevailing when the dividend was paid.

The dividend represents the total amount of dividend per share proposed by the directors in respect of Waterford Wedgwood plc ordinary shares. Shareholders can elect, in lieu, to receive an equivalent dividend on their income shares in Waterford Wedgwood U.K. plc. Income shares entitle shareholders to elect to receive dividends paid from UK sourced income.

Notes to the Consolidated Financial Statements (continued)

10.    Income/(loss) per ordinary share

	Year ended March 31, 2003			Year ended March 31, 2004			Year ended March 31, 2005
	Income	No. of shares	Per share	Income	No. of shares	Per share	Income	No. of shares	Per share
	(in millions except per share amounts)
	€		cents	€		cents	€		cents
Basic income/(loss) per share
Income/(loss) available to shareholders(i)	1.8	967.2	0.19	(49.3)	1,037.0	(4.75)	(159.4)	1,517.5	(10.50)
Effect of dilutive securities
Options(ii)	—	0.4	—	—	—	—	—	—	—
Diluted income/(loss) per share	1.8	967.6	0.19	(49.3)	1,037.0	(4.75)	(159.4)	1,517.5	(10.50)

(i)	The weighted average numbers of shares and the income per share for the years ended March 31, 2003 and 2004, adjusted to reflect the bonus element of the rights issue which was announced in October 2004.

(ii)	For the years ended March 31, 2004 and 2005, none of the options were dilutive as they would have decreased the loss per share.

11.    Accounts receivable and prepayments

	March 31,
	2004	2005
	(€ in millions)
Amounts falling due in less than one year:
Trade accounts	92.7	94.6
Allowance for doubtful accounts	(6.3)	(8.2)
Assets held for resale (note 16)	—	0.6
Other receivables	15.4	7.9
Prepayments and accrued income	14.1	10.8
Deferred tax asset (note 20)	1.3	—
	117.2	105.7
Amounts falling due after more than one year:
Deferred tax asset (note 20)	12.0	1.0
Other receivables	3.5	1.7
Pension prepayment	21.6	21.1
Prepayments and accrued income	0.3	0.3
	154.6	129.8

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

12.   Inventories

	March 31,
	2004	2005
	(€ in millions)
Raw materials and consumables	33.8	41.3
Work-in-progress	53.6	47.4
Finished goods and goods for resale	267.2	214.0
Provisions for obsolescence	(34.3)	(60.8)
	320.3	241.9

The estimated replacement cost of inventories is not materially different from the above amounts.

13.   Intangible assets

	Goodwill	Acquired brands	Mailing list	Total
	(€ in millions)
At March 31, 2003	96.7	17.7	1.4	115.8
Amortization	(5.5)	(0.9)	(0.3)	(6.7)
Exchange	(8.6)	(0.1)	—	(8.7)
At March 31, 2004	82.6	16.7	1.1	100.4
Arising from acquisition of subsidiary undertaking (note 15)	93.2	39.6	—	132.8
Arising from disposal of subsidiary undertaking (note 15)	(56.6)	—	—	(56.6)
Impairment of intangible assets (note 3)	(24.2)	(15.1)	(0.8)	(40.1)
Amortization	(3.9)	(1.3)	(0.3)	(5.5)
Exchange	2.1	0.5	—	2.6
At March 31, 2005	93.2	40.4	—	133.6

Goodwill of €237.3 million arising on acquisition of subsidiary undertakings prior to December 31, 1997 is set off against reserves.

Goodwill and other acquired brands are amortized over their expected useful lives of 20 years.

14.   Investments

	Own shares held	Other loans and investments	Listed investment*	Total
	(€ in millions)
At March 31, 2003	0.1	6.0	8.8	14.9
Additions	—	0.1	—	0.1
Exchange	—	(0.1)	0.2	0.1
At March 31, 2004	0.1	6.0	9.0	15.1

Provision against carrying value	(0.1)	—	—	(0.1)
Reclassified to property, plant and equipment (note 16)	—	(2.0)	—	(2.0)
Reclassified on acquisition of subsidiary undertaking (note 15)*	—	—	(8.9)	(8.9)
Exchange	—	(0.5)	(0.1)	(0.6)
At March 31, 2005	—	3.5	—	3.5

* Royal Doulton plc became a wholly owned subsidiary with effect from January 17, 2005.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

15.   Acquisition and disposal of subsidiary undertakings

15.(a)   Acquisition of Spring and Cashs Mail Order business and related assets

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

	Net Sales	Operating income/(loss)
	(€ in millions)
Cashs Mail Order	12.0	1.1
Spring	7.7	(3.2)
Total	19.7	(2.1)

The cost of purchase of the brands and related intellectual property rights was capitalized and is being amortized over a period of 20 years subject to subsequent impairment review. The mailing list acquired as part of the purchase of the Cashs Mail Order business was capitalized and is being amortized over a period of five years subject to subsequent impairment review. As noted in note 13 an impairment review was performed resulting in a charge as at March 31, 2005.

15.(b)   Acquisition of Royal Doulton plc

On January 17, 2005 we announced that the offer for Royal Doulton plc ("Royal Doulton") was declared wholly unconditional having received valid acceptances representing 69.38% of the issued share capital of Royal Doulton. Included in these acceptances were 13,250,000 shares in Royal Doulton (representing approximately 4% of the issued share capital of Royal Doulton) owned by Indexia Holdings (a company wholly controlled by Sir Anthony O'Reilly) and Cantique Limited (a company wholly controlled by Peter John Goulandris). When combined with our existing shareholding in Royal Doulton of 21.16%, at 3pm on January 14, 2005 we held, or had received valid acceptances in respect of, 90.54% of the issued share capital of Royal Doulton. On January 28, 2005 we announced the compulsory acquisition of the outstanding share capital of Royal Doulton under the procedures contained within sections 428 to 430F of the UK Companies Act 1985, as amended. With effect from February 15, 2005 the admission to listing and admission to trading of Royal Doulton shares was cancelled.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

15.(b)   Acquisition of Royal Doulton plc (continued)

The net liabilities of Royal Doulton and its subsidiaries have been included in the consolidated balance sheet at their provisional fair values at the date of acquisition as follows:

	Book value	Provisional fair value adjustments		Fair value to the Group
	(€ in millions)
Property, plant and equipment (note 16)	20.4	—		20.4
Inventories	35.6	(7.8	)(a)	27.8
Receivables	23.1	—		23.1
Payables due within one year	(41.3)	—		(41.3)
Payables due after more than one year	(9.4)	(65.0	)(b)	(74.4)
Debt acquired	(29.3)	—		(29.3)
Net liabilities acquired	(0.9)	(72.8)		(73.7)

The book value of the assets and liabilities have been taken from the management accounts of Royal Doulton at January 17, 2005 (date the offer became unconditional) at actual exchange rates on that date. The book values of the net assets acquired included provisions for closure of its last remaining UK factory at Nile Street, Stoke-on-Trent of €12.5 million and reflect a write-down of tangible fixed assets of €3 million. The proposed closure was announced in March 2004.

The intangible assets arising on the acquisition of Royal Doulton arose as follows:

(€ in millions)
Net liabilities acquired	73.7
Cash consideration for 78.84% of the issued share capital of Royal Doulton	45.3
Costs associated with the acquisition	4.9
Carrying value of existing 21.16% holding (note 14)	8.9
Intangible assets arising on acquisition	132.8

Intangible assets arising on acquisition comprise:

(€ in millions)
Value ascribed to acquired brands (note 13)	39.6
Goodwill arising on acquisition (note 13)	93.2
132.8

Provisional fair value adjustments comprise the following:

(a)	Reduction in the value of inventory to replacement cost

(b)	Fair value of pension liabilities not already reflected in the balance sheet of Royal Doulton

Any eventual revisions to these provisional values will be reflected in the 2006 financial statements.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

15.(b)   Acquisition of Royal Doulton plc (continued)

In its last financial year to December 31, 2003, Royal Doulton made a loss after tax and minority interests of Stg£4.9 million. For the period since that date to the date of acquisition, Royal Doulton unaudited management accounts show:

(Stg£ in millions)
Net sales	104.8
Operating loss	(11.8)
Loss before taxation	(28.0)
Taxation and minority interests	(0.1)
Loss attributable to shareholders	(28.1)

15.(c)   Disposal of All-Clad USA Inc.

In July 2004, we disposed of our interest in All-Clad USA Inc.. The net assets disposed of comprised:

(€ in millions)
Goodwill (note 13)	56.6
Property, plant and equipment (note 16)	7.6
Inventories	25.3
Receivables	13.4
Cash at bank and in hand.	0.8
Payables due within one year	(12.3)
Carrying value of interest sold	91.4
Disposal costs	12.1
Gain on disposal	103.2
Proceeds on disposal	206.7
Satisfied by:
Consideration received in cash	206.7

Cash flow relating to subsidiary undertaking sold during the year

The business sold during the year had a €0.8 million net operating cash outflow, paid €nil in respect of net returns on investments and servicing of finance, paid €0.8 million in respect of taxation and paid €nil for capital expenditure and financial investment.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

16. Property, plant and equipment

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

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

16. Property, plant and equipment   (continued)

	Land and Buildings
	Freehold	Long leasehold	Short leasehold	Plant and equipment	Total
	(€ in millions)
Cost or valuation
At March 31, 2004
—cost	69.9	0.2	9.3	389.7	469.1
—valuation	48.0	—	—	—	48.0
Additions	0.2	—	0.2	11.7	12.1
Arising on acquisition of subsidiary undertaking	10.1	—	2.5	40.8	53.4
Arising on disposal of subsidiary undertaking	(4.3)	—	—	(13.9)	(18.2)
Transferred to assets held for resale (note 11)	(0.6)	—	—	—	(0.6)
Reclassified*	—	—	(0.7)	5.2	4.5
Disposals and assets fully written off	(1.8)	—	—	(12.4)	(14.2)
Translation adjustment	(0.5)	—	(0.2)	(3.5)	(4.2)
At March 31, 2005	121.0	0.2	11.1	417.6	549.9
—cost	76.0	0.2	11.1	417.6	504.9
—valuation	45.0	—	—	—	45.0
	121.0	0.2	11.1	417.6	549.9
Accumulated depreciation
At March 31, 2004	49.8	0.1	7.1	253.9	310.9
Arising on acquisition of subsidiary undertaking	1.5	—	1.3	30.2	33.0
Arising on disposal of subsidiary undertaking	(1.5)	—	—	(9.1)	(10.6)
Charge for the year	2.9	0.1	0.4	30.1	33.5
Reclassified*	—	—	(0.4)	2.9	2.5
Disposals and assets fully written off	(0.2)	—	—	(11.4)	(11.6)
Translation adjustment	(0.1)	—	(0.3)	(2.0)	(2.4)
At March 31, 2005	52.4	0.2	8.1	294.6	355.3
Net book amounts
At March 31, 2005	68.6	—	3.0	123.0	194.6
At March 31, 2004	68.1	0.1	2.2	135.8	206.2

Type of asset	Basis of depreciation	Useful lives
Freehold buildings	Straight line	25 to 50 years
Long leasehold buildings	Straight line	50 years
Short leasehold buildings	Straight line	Period of the lease
Plant and equipment	Straight line	4 to 30 years

*	Amounts reclassified include assets with a net book value of €2.0 million reclassified from financial assets.

No depreciation is charged on freehold land with a book value at March 31, 2005 of €12.0 million (March 31, 2004: €9.6 million, March 31, 2003: €12.9 million).

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

16. Property, plant and equipment   (continued)

Plant and equipment includes assets held under finance lease at March 31, 2005 at €0.4 million (March 31, 2004: €0.4 million, March 31, 2003: €0.4 million). Depreciation as at March 31, 2005 in respect of assets held under finance leases amounted to €nil million (March 31, 2004: €nil million, March 31, 2003: €nil million).

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

Land and buildings included at cost or valuation would have been stated on an historic cost basis at:

	March 31,
	2004	2005
	(€ in millions)
Cost	133.2	137.5
Accumulated depreciation	(69.1)	(72.0)
	64.1	65.5

17.   Derivatives and other financial instruments—objectives, policies and strategies

Treasury management and financial instruments.    Our treasury operations are managed by the Group Treasury function within parameters formally defined and reviewed by the Treasury Risk Management Committee of the Board of Directors supplemented by procedures and bank mandates. The Group Treasury function operates as a centralized service managing interest rate, foreign currency and financing risk and its activities are routinely reported to members of the Board.

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

Taking into account our view on the four principal currencies, hedging in place at March 31, 2005 for the coming 12 months is as follows: 91.3% of our $/€ exposure and 57.3% of our ¥/Stg£ exposure, which includes structures whereby there is a guaranteed downside rate and potential to gain from favourable currency movements.

Our policy is to use foreign currency borrowings and forward foreign currency contracts to hedge part of the impact on our consolidated balance sheet of exchange rate movements on foreign currency denominated assets and liabilities (see note 26).

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

17.   Derivatives and other financial instruments—objectives, policies and strategies   (continued)

Financing risk management.    Our policy is to finance our operations by a combination of cash flow generated from operations, short-term bank borrowings, long-term debt, equity funding and leasing and to achieve a balance between certainty of funding and a flexible, cost effective borrowings structure. During the year we replaced our existing banking arrangements with an asset backed lending facility provided by a syndicate of lenders with Burdale Financial Limited as lead bank and agent ("the Asset Backed Lending Facility"). Subsequently Wachovia Bank, N.A. took over the role of lead bank and agent. We seek to ensure continuity of funding by maintaining a broad portfolio of debt, diversified by source and maturity, and by maintaining facilities sufficient to cover peak anticipated borrowing requirements, with a minimum of 20% having a maturity in excess of five years at any point in time and the remainder having a maturity of no less than six months. At March 31, 2005: 55.2% (March 31, 2004: 38.0%, March 31, 2003: 19.9%) of total financial liabilities had a maturity of greater than five years. A breakdown of the maturity profile of our net borrowings is shown later in this note.

Interest rate risk management.    Our interest rate exposure arising from borrowings and deposits is managed by the use of fixed rate debt, interest rate swaps and interest rate collars. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling some benefits to be enjoyed if interest rates fall. Thus our interest rate risk management policy is to fix between 20% and 60% of the interest cost on outstanding debt. At March 31, 2005: 53.2% (March 31, 2004, 48.7%, March 31, 2003, 21.6%) of debt was fixed at an average rate of 9.86% (March 31, 2004: 9.52%, March 31, 2003: 7.68%) for a weighted average maturity of 5.6 years (March 31, 2004: 6.1 years, March 31, 2003: 5.5 years).

The average rate of interest paid during the year to March 31, 2005 was 7.15% (March 31, 2004: 5.60%, March 31, 2003: 5.06%). A one percentage point rise in market rates would increase net losses before taxes for the year to March 31, 2005 by €1.9 million (March 31, 2004: increase net loss before taxes by €3.2 million, March 31, 2003: decrease income before taxes by €4.2 million).

For the purposes of the following disclosures and those set out in note 26, short-term receivables and payables that meet the definition of a financial asset or liability under FRS13 have been excluded as permitted, except for the analysis of net currency exposures.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

17.   Derivatives and other financial instruments—objectives, policies and strategies   (continued)

Interest rate and currency of financial liabilities

The currency and interest rate exposure of our financial liabilities was:

				Fixed rate financial liabilities
	Total	Fixed rate financial liabilities	Floating rate financial liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
	(€ in millions)%				Years
At March 31, 2004
Euro	248.2	162.9	85.3	9.75	6.5
UK pound sterling	15.8	—	15.8	—	—
US dollar	148.5	48.8	99.7	8.75	4.6
Japanese yen	22.0	—	22.0	—	—
Total	434.5	211.7	222.8	9.52	6.1
At March 31, 2005
Euro	157.6	159.3	(1.7)	9.86	5.6
UK pound sterling	48.8	—	48.8	—	—
US dollar	71.5	—	71.5	—	—
Japanese yen	21.5	—	21.5	—	—
Total	299.4	159.3	140.1	9.86	5.6

Interest rates on floating rate borrowings are based on national LIBOR equivalents in the relevant currencies.

Maturity profile of our financial liabilities

The following table analyses our financial liabilities, which are repayable as follows:

	Total financial liabilities		Net debt
	March 31,		March 31,
	2004	2005	2004	2005
	(€ in millions)
Within one year	(11.6)	—	40.0	20.0
Between one and two years	(1.8)	(7.8)	(1.8)	(7.8)
Between two and three years	(0.9)	(77.0)	(0.9)	(77.0)
Between three and four years	(227.5)	(31.8)	(227.5)	(31.8)
Between four and five years	(52.7)	(33.4)	(52.7)	(33.4)
After five years	(165.0)	(165.2)	(165.0)	(165.2)
Unamortized debt issue costs	25.0	15.8	25.0	15.8
Total	(434.5)	(299.4)	(382.9)	(279.4)

Net debt comprises gross borrowings and finance lease obligations less cash at bank and in hand and unamortized debt issue costs. Gross borrowings as at March 31, 2005 comprise €165.2 million of 9 7/8% Mezzanine Notes maturing November 2010, draw downs under our Asset Backed Lending Facility, maturing at various times up to November 2008 and €40 million under our subordinated loans. Gross borrowings as at March 31, 2004 comprise €165 million of 9 7/8% Mezzanine Notes maturing November 2010, drawdowns under the multi currency secured Revolving Credit Facility, maturing in March 2008,

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

17.   Derivatives and other financial instruments—objectives, policies and strategies   (continued)

US$63 million of 8.75% secured notes raised in a private placement with US institutional investors, repayable November 2008, €10 million drawn under a Syndicated Loan Agreement between Rosenthal AG and Bayerischen Hypo-und Vereinsbank AG, as lead manager and €5.1 million of euro loans for which certain properties owned by Rosenthal AG are pledged as collateral.

There are no loans repayable by instalments, where any instalment is due after five years.

	March 31,
	2004	2005
	(€ in millions)
Split of gross borrowings between:
Unamortized debt issue costs	(25.0)	(15.8)
Secured	457.6	272.0
Unsecured	1.9	43.2
Total gross borrowings	434.5	299.4

The Asset Backed Lending Facility is secured by fixed and floating charges over the assets of companies representing 90% of our total assets.

The Revolving Credit Facility, Rosenthal facilities and the 8.75% Secured Senior Notes representing €292.6 million of secured debt as at March 31, 2004 were secured by fixed and floating charges over the assets of companies representing 90% of our total assets.

The holders of the 9 7/8% Mezzanine Notes representing €165.2 million of secured debt (March 31, 2004: €165.0 million) have a second fixed and floating charge over our assets.

Subordinated debt of €32.5 million was provided by Anglo Irish Bank Corporation plc ("Anglo Irish") to the Company and subordinated debt of €7.5 million was provided by Anglo Irish to Rosenthal A.G. (a German company in which the Company has a majority interest) by term loan agreements dated May 28, 2004 and June 25, 2004 respectively. By agreement dated May 28, 2004 and June 25, 2004 between Anglo Irish and Lionheart Ventures (Overseas) Limited, a Cyprus incorporated company controlled by Sir Anthony O'Reilly ("Lionheart"), Anglo Irish has options to put these loans at par plus accrued interest to Lionheart. Sir Anthony O'Reilly and Mr. Peter John Goulandris have entered into undertakings dated May 28, 2004 and June 25, 2004 in favour of Anglo Irish pursuant to which they severally undertake as to one half of any amount required (i) to pay to Lionheart sufficient funds to ensure that Lionheart is in a position to discharge its obligations under the put options or (ii) to pay to Anglo Irish, in discharge of Lionheart's obligations, the amount of the obligations of Lionheart under the put options.

By agreement dated December 14, 2004, the commitment of Burdale Financial Limited, under a facility agreement was increased from €140 million to €155 million upon cash support ("CS") being provided in favor of the agent under the facility for an amount of €25 million. The CS was provided by Sir Anthony O'Reilly. In February 2005, the CS was replaced with cash deposited with Wachovia, N.A. by Glandore Limited, a Cayman Island company wholly owned by Sir Anthony O'Reilly.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

17.   Derivatives and other financial instruments—objectives, policies and strategies   (continued)

Short-term borrowings

	March 31,
	2004	2005
	(€ in millions)
Current instalments due on loans	1.8	—
Overdrafts	9.8	—
	11.6	—
Maximum amount of short-term bank loans and overdrafts outstanding during the year	26.9	12.9
Average amount of short-term bank loans and overdrafts outstanding during the year	14.4	2.6
	(per cent)
Weighted average interest rate for the year	5.7	5.9
Year-end weighted average interest rate	5.6	n/a

The weighted average rate for the year was computed by dividing actual interest expense for the year by the average amounts outstanding for short-term bank loans and overdrafts.

Maturity analysis of undrawn borrowing facilities

At March 31, 2005, we had short term deposits and cash balances amounting to €20.0 million (March 31, 2004: €51.6 million) and had undrawn borrowing facilities as follows:

	March 31,
	2004	2005
	(€ in millions)
Overdraft—uncommitted	9.8	—
Revolving and term loan facilities—committed
Within one year	—	—
Between one and two years	—	—
After two years	1.4	28.4
Total	11.2	28.4

Fair values of financial instruments

Set out below is a year end comparison of book and fair values of the financial instruments by category. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

17.   Derivatives and other financial instruments—objectives, policies and strategies   (continued)

Fair values of financial assets and financial liabilities are as follows:

	March 31,
	2004		2005
	Book value	Fair value	Book value	Fair value
	(€ in millions)
Non derivatives
Assets
Cash and short term deposits	51.6	51.6	20.0	20.0
Equity investments	9.0	8.7	—	—
Liabilities
Short-term debt	(11.6)	(11.6)	—	—
Long-term debt	(447.9)	(449.9)	(315.2)	(313.4)

The difference between book value and fair value of long-term debt is primarily due to current interest rates being higher (2004: lower) than those prevailing when the borrowings were made.

Derivative financial instruments held to manage currency and interest rate profile:

	March 31,
	2004		2005
	Book value	Fair value	Book value	Fair value
	(€ in millions)
Transaction risk
Unapplied contracts(a)	—	0.4	—	0.4
Foreign exchange structures(b)	—	(0.4)	—	0.8
US private placement(c)	(3.0)	1.6	—	—
Interest rate risk
Interest rate swaps(d)	—	(0.9)	—	—

(a)	Unapplied contracts to be matched against anticipated future cash flows.

(b)	Foreign exchange structures to be matched against anticipated future cash flows.

(c)	A US dollar to UK pound sterling fixed forward contract matched against US dollar borrowings drawn down under a US private placement at March 31, 2004.

(d)	Interest rate swaps on certain sterling and US dollar borrowings at March 31, 2004.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

17.   Derivatives and other financial instruments—objectives, policies and strategies   (continued)

18.   Accounts payable and accruals

	March 31,
	2004	2005
	(€ in millions)
Amounts falling due within one year:
Trade payables	70.2	74.8
Other payables and accruals	69.9	70.6
Restructuring and rationalization provisions	9.3	17.5
Capital grants deferred	0.2	0.4
Irish payroll tax (P.A.Y.E.)	0.8	0.7
Other payroll taxes	5.4	2.2
Value added tax	9.0	5.5
Pay related social insurance	6.5	3.4
	171.3	175.1

19.   Provisions for liabilities and charges

	Provision for onerous lease	Provision for pensions	Other provisions	Total
	(€ in millions)
At March 31, 2004	1.1	33.1	—	34.2
Arising on acquisition of subsidiary undertaking (note 15)	—	74.4	—	74.4
Additions	—	1.5	1.0	2.5
Exchange	0.1	0.6	—	0.7
At March 31, 2005	1.2	109.6	1.0	111.8

Pension provisions include €2.0 million (March 31, 2004: €1.8 million) in respect of former directors. The balance at March 31, 2004 for pension provisions of €33.1 million has been reclassified from amounts falling due after more than one year to be consistent with the current year classification.

The former Wedgwood London Showroom and offices at Wigmore Street are subject to a lease expiring 2034. These premises are not currently used by us, but are sub-let. The above provision represents the estimated net present value of future lease commitments, net of the minimum rental income receivable.

20.   Deferred taxation

The amount of deferred tax assets/(liabilities), none of which are discounted, recognized in respect of each type of timing difference is as follows:

	March 31,
	2004	2005
	(€ in millions)
Accelerated capital allowances	(7.5)	6.3
Other accelerated deductions	(15.7)	(14.4)
Taxation losses	21.3	—
Other deferred deductions	15.2	9.1
	13.3	1.0

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

20.   Deferred taxation   (continued)

These amounts are disclosed in the balance sheet as follows:

	March 31,
	2004	2005
	(€ in millions)
Accounts receivable and prepayments:
Amounts falling due within one year	1.3	—
Amounts falling due after more than one year	12.0	1.0
	13.3	1.0

Deferred tax assets have been recognized in excess of future taxable income arising from the reversal of deferred tax liabilities, to the extent it is considered more likely than not that suitable income will be generated in the future.

The movement between the net opening and closing balance of deferred tax is as follows:

	Tax losses	Accelerated capital allowances	Other timing differences	Total
	(€ in millions)
At March 31, 2003	20.6	(10.9)	4.1	13.8
Credit/(charge) for the year ended March 31, 2004	0.6	3.4	(3.4)	0.6
Movements on exchange	—	—	(1.1)	(1.1)
At March 31, 2004	21.2	(7.5)	(0.4)	13.3
(Charge)/credit for the year ended March 31, 2005	(21.2)	12.6	(3.4)	(12.0)
Sale of All-Clad business	—	1.2	(1.4)	(0.2)
Movements on exchange	—	—	(0.1)	(0.1)
At March 31, 2005	—	6.3	(5.3)	1.0

As at March 31, 2005 potential deferred tax assets of €184.4 million (March 31, 2004: €57.1 million) arising principally from trading losses and restructuring charges have not been recognized. The directors believe sufficient taxable income to utilize the losses will arise in the future, but that there is currently insufficient evidence to support the recognition of a deferred tax asset and accordingly in the year ended March 31, 2005, deferred tax assets amounting to €12.0 million have been written off to the Consolidated Statement of Income. The majority of losses and charges may be carried forward indefinitely under current laws, but these losses and charges can only be offset against taxable income generated in the same entities and tax jurisdictions in which they were incurred.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

21.    Called up share capital

Aggregate par value of our share classes are as follows:

	March 31,
	2004	2005
	(€ in millions)
Authorized share capital:
Waterford Wedgwood plc
3.5 billion ordinary shares of 6c each (March 31, 2004: 1 billion).	60.0	210.0

(Stg £ in millions)
Waterford Wedgwood U.K. plc
3.5 billion income shares of 1p UK pound sterling each (March 31, 2004: 1.2 billion).	12.0	35.0

	Ordinary shares of 6 cents each	Income shares of Stg1p each	Total
		(€ in millions)
Issued and fully paid:
At March 31, 2003 (stock units: 775,632,037)	46.5	10.2	56.7
Issue of shares for scrip dividend (ordinary shares: 7,715,073)	0.5	—	0.5
Issue of shares for cash (ordinary shares: 213,640,119)	12.8	—	12.8
Issue of shares for cash (income shares: 213,640,119)	—	3.1	3.1
Bonus issue of shares (income shares: 7,715,073)	—	0.4	0.4
At March 31, 2004 (stock units: 996,987,229)	59.8	13.7	73.5
Issue of shares for cash (ordinary shares 1,661,645,381)	99.7	—	99.7
Bonus issue of shares (income shares 1,661,645,381)	—	23.9	23.9
At March 31, 2005 (stock units: 2,658,632,610)	159.5	37.6	197.1

On November 14, 2003, we announced a rights issue of 213,640,119 new stock units at €0.18 per new stock unit, to raise approximately €38.5 million before expenses. The net proceeds of the issue of €35.3 million were used to reduce borrowing.

In October 2004, we announced a rights issue of 1,661,645,381 new stock units at €0.06 per new stock unit to raise €99.7 million before expenses. The net proceeds of the issue of €94.5 million have been used to acquire Royal Doulton plc, fund restructuring costs and for funding the working capital requirements of the enlarged Group.

As at March 31, 2005 a total of 132,931,631 ordinary shares were available to grant share options to our executives under Executive Share Option Schemes. As at March 31, 2005, options over 32,525,825 shares have been granted and are exercisable, subject to certain performance criteria, at prices varying from €0.16 to €0.93.

Under the UK, Irish and International Savings Related Share Option Schemes, as at March 31, 2005 options were outstanding over a total of 32,083,104 ordinary shares at prices varying from €0.13 to €0.38, exercisable between February 2006 and November 2007, depending on the savings period.

In accordance with Urgent Issues Task Force Abstract 17 "Employee Share Schemes", we have taken advantage of the exemptions contained therein in respect of accounting for discounts arising on the grant of options in our Revenue approved Sharesave Schemes.

Income shares in Waterford Wedgwood U.K. plc, a subsidiary of Waterford Wedgwood plc incorporated in England, are non-voting Stg 1p shares which entitle shareholders to elect to receive dividends paid from UK sourced income.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

22.    Leasing commitments

We lease certain land, buildings, plant and equipment on short- and long-term operating leases. The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. We pay all insurance, maintenance and repair costs of these assets.

The future minimum lease payments to which we were committed under operating leases was as follows:

	As at March 31, 2005 Operating leases
	Property	Plant and equipment	Total
	(€ in millions)
Amounts payable:
Within one year	22.8	6.3	29.1
Between one and two years	19.9	5.0	24.9
Between two and three years	17.8	3.9	21.7
After three years	144.9	2.2	147.1
	205.4	17.4	222.8

Commitments under operating leases, payable within 12 months expire as follows:

	As at March 31, 2005
	Property	Plant and equipment	Total
		(€ in millions)
Commitment expiry date:
Within one year.	2.7	1.3	4.0
Two to five years	8.3	5.0	13.3
After five years.	11.8	—	11.8
	22.8	6.3	29.1

23.    Pensions and other similar financial commitments

Pensions

Approximately one half of our employees participate in funded defined benefit pension plans, which provide benefits based on final pensionable pay. The assets of all such plans are invested separately from our assets in trustee administered funds. Our contributions to the plans are charged to the Consolidated Statement of Income so as to spread the cost of pensions as incurred over employees' working lives with us. Contributions are determined by independent qualified actuaries on the basis of periodic valuations using the projected unit method. The most recently completed actuarial valuations of the major plans were as at December 31, 2002 for Wedgwood Group Pension Plan, at January 1, 2004 for Waterford Crystal factory and staff plans and January 1, 2003 for the Royal Doulton UK Pension Plan. The related actuarial reports are not available for public inspection.

The market value of the assets in the Wedgwood Group Pension Plan at December 31, 2002 was €228.2 million. The market value of the assets was sufficient to cover 85% of the value of benefits that had accrued to members after allowing for expected future pay increases. The principal assumptions in this valuation were that the investment return would exceed general salary inflation by 2.1% per annum and limited price indexation of pensions by 3.1% per annum. For the purpose of calculating the pension cost under SSAP24, it was assumed that the investment return would exceed general salary inflation by 2.6%

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

23.    Pensions and other similar financial commitments (continued)

per annum and limited price indexation of pensions by 3.6% per annum. At March 31, 2005: €21.1 million (March 31, 2004: €21.6 million) was included in accounts receivable and prepayments in respect of prepaid contributions.

The market value of the assets in the Waterford Crystal factory and staff plans at January 1, 2004 was €134.1 million. The actuarial value of the plan assets represented 73% of the benefits that had accrued to members based on service to, and pensionable pay at, the valuation date, after allowing for expected future pay increases. The principal assumptions in this valuation were that the investment return would be 3% per annum compound higher than the rate of earnings increase and limited price indexation of pensions by 2% per annum.

The market value of the assets in the Royal Doulton UK Pension Plan at January 1, 2003 was €229.4 million. The actuarial value of the plan assets represented 91% of the benefits that had accrued to members based on services to, and pensionable pay at, the valuation date, after allowing for expected future pay increases. The principal assumptions in this valuation was that the investment return would be 6% per annum, salary growth 2.25% per annum and pension increases of 2.25% per annum for benefits accrued after April 5, 1997 and 1.75% per annum for those accrued before April 6, 1997. As part of the fair value exercise arising from the acquisition of Royal Doulton plc, we have included a fair value adjustment of €65.0 million reflecting the estimated net deficit on the Royal Doulton Pension Plans at the date of acquisition (note 15.(b)).

The deficits in the three principal plans are being amortized over the average future service lives of current employees.

The differences between the major assumptions adopted by the actuaries in respect of the three principal plans reflect differences in historical and projected experience and differences in plan rules.

Rosenthal AG operates defined benefit pension arrangements for certain current and past employees. In common with most German plans, these arrangements are unfunded, that is, benefit payments are met by us as they fall due. A provision of €29.2 million is included in provisions for liabilities and charges at March 31, 2005 (March 31, 2004: €28.0 million) being the excess of the accumulated pension liability over the amounts funded. This provision has been calculated using the projected unit method, prescribed by International Accounting Standard No. 19- "Employee Benefits" ("IAS 19") in accordance with the advice of a professionally qualified actuary.

Pension costs charged to the Consolidated Statement of Income in respect of defined benefit pension plans are:

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Regular cost	14.2	8.9	7.2
Variation from regular cost	1.5	8.6	10.3
Interest.	(1.5)	(1.3)	(1.3)
Pension cost	14.2	16.2	16.2

For certain of our employees, mainly outside Ireland, the UK and Germany, pension entitlements are secured by defined contribution plans, the cost of which amounted to €4.1 million in the year to March 31, 2005 (March 31, 2004: €3.4 million).

Disability

Waterford Crystal contributes to disability funds under which employees who become disabled have certain entitlements. The amounts of these entitlements have been actuarially assessed and are funded by

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

23.    Pensions and other similar financial commitments (continued)

assets held independently of the Group. Under the latest agreement with Waterford Crystal employees, Waterford Crystal's annual contribution to the funds is €0.2 million.

Pensions: transitional arrangements of FRS 17

We operate a number of pension plans throughout the world the majority of which are of the defined benefit type. The principal defined benefit pension plans comprise the Wedgwood Group Pension Plan, Waterford Crystal Pension Plans and Disability Funds, Rosenthal Pension Plans and Royal Doulton UK Pension Plan. We also operate a number of smaller defined benefit pension plans and medical plans in the USA, Canada, Japan, UK and Ireland. The combining of these plans from different jurisdictions into one disclosure results in a wide range of assumptions. The additional disclosures required by FRS 17 are based on the most recent actuarial valuations disclosed earlier in this note which were updated by the plans' actuaries to March 31, 2005. The principal assumptions used by the plans' actuaries in relation to the pension plans operated by the Group are:

	Wedgwood Group Pension Plan			Waterford Crystal Pension Plans and Disability Funds			Rosenthal Pension Plans			Royal Doulton UK Pension Plan	Other Waterford Wedgwood Group Pension and Medical Plans
	As at March 31,			As at March 31,			As at March 31,			As at March 31,	As at March 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005	2005	2003	2004	2005
Rate of increase in pensionable salaries	4.0%	4.4%	4.4%	4.0%	3.5%	3.0%	2.8%	2.5%	2.5%	4.4%	1.0-4.5%	1.0-4.4%	1.0-3.5%
Rate of increase in pension payments	2.5%	2.9%	2.9%	2.0%	2.0%	2.0%	1.8%	1.5%	1.5%	2.9%	0.0-3.0%	0.0-2.9%	0.0-3.0%
Discount rate.	5.5%	5.6%	5.4%	5.5%	5.3%	4.6%	5.5%	5.3%	4.6%	5.4%	0.8-7.0%	1.5-6.3%	1.5-6.0%
Inflation rate	2.5%	2.9%	2.9%	2.3%	2.3%	2.3%	1.8%	1.5%	1.5%	2.9%	0.0-3.0%	0.0-2.9%	0.0-3.0%

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

23.    Pensions and other similar financial commitments (continued)

The assets and liabilities in the schemes and the expected rates of return were:

	As at March 31, 2005
	Wedgwood Group Pension Plan		Waterford Crystal Pension Plans and Disability Funds		Rosenthal Pension Plans		Royal Doulton UK Pension Plan		Other Waterford Wedgwood Group Pension and Medical Plans
	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Total € Mils
Equities.	7.2%	170.2	7.2%	86.3	n/a	n/a	7.2%	95.1	5.1-7.6%	12.5	364.1
Gilts	4.2%	34.5	3.7%	55.7	n/a	n/a	—	—	—	—	90.2
Bonds	5.0%	41.5	4.2%	3.9	n/a	n/a	4.2%	140.0	2.9-5.4%	7.8	193.2
Property	6.2%	16.0	5.2%	3.2	n/a	n/a	—	—	—	—	19.2
Other	—	—	—	—	n/a	n/a	4.2%	2.9	0.8%	0.4	3.3
Cash.	4.4%	2.8	2.3%	5.0	n/a	n/a	—	—	2.6-3.0%	0.5	8.3

Total value of plan assets		265.0		154.1		n/a		238.0		21.2	678.3
Present value of liabilities		(327.4)		(254.0)		(32.3)		(314.1)		(33.5)	(961.3)
Deficit in the plans		(62.4)		(99.9)		(32.3)		(76.1)		(12.3)	(283.0)
Deferred tax assets*.		—		—		—		—		—	—
Net pension liability		(62.4)		(99.9)		(32.3)		(76.1)		(12.3)	(283.0)

*	The Directors believe sufficient taxable profits to utilise available tax losses will arise in the future, but that there is currently insufficient evidence to support the recognition of a deferred tax asset on the pension deficits.

	As at March 31, 2004
	Wedgwood Group Pension Plan		Waterford Crystal Pension Plans and Disability Funds		Rosenthal Pension Plans		Other Waterford Wedgwood Group Pension and Medical Plans
	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Total € Mils
Equities	7.3%	157.5	7.8%	80.6	n/a	n/a	5.2-8.4%	5.9	244.0
Gilts	4.3%	45.7	4.8%	50.6	n/a	n/a	—	—	96.3
Bonds	5.2%	37.2	5.5%	7.0	n/a	n/a	3.1-4.7%	1.9	46.1
Property	6.3%	6.6	6.8%	3.4	n/a	n/a	—	—	10.0
Other	—	—	—	—	n/a	n/a	0.8%	0.4	0.4
Cash	3.6%	1.9	2.8%	3.1	n/a	n/a	1.5-3.0%	0.1	5.1

Total value of plan assets.		248.9		144.7		n/a		8.3	401.9
Present value of liabilities		(288.9)		(228.0)		(30.2)		(15.2)	(562.3)
Deficit in the plans		(40.0)		(83.3)		(30.2)		(6.9)	(160.4)
Deferred tax assets		12.0		10.4		—		—	22.4
Net pension liability		(28.0)		(72.9)		(30.2)		(6.9)	(138.0)

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

23.    Pensions and other similar financial commitments (continued)

	As at March 31, 2003
	Wedgwood Group Pension Plan		Waterford Crystal Pension Plans and Disability Funds		Rosenthal Pension Plans		Other Waterford Wedgwood Group Pension and Medical Plans
	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Long term rate of return	Value € Mils	Total € Mils
Equities	7.1%	117.9	7.8%	62.5	n/a	n/a	5.5-8.0%	5.2	185.6
Gilts	4.1%	33.2	4.8%	32.9	n/a	n/a	2.5%	0.6	66.7
Bonds	5.1%	45.3	5.5%	13.0	n/a	n/a	3.5-5.5%	0.6	58.9
Property	6.1%	6.0	6.8%	3.0	n/a	n/a	—	—	9.0
Other	—	—	—	—	n/a	n/a	0.8%	0.3	0.3
Cash	3.4%	4.7	2.8%	3.3	n/a	n/a	1.8-3.5%	0.1	8.1

Total value of plan assets.		207.1		114.7		n/a		6.8	328.6
Present value of liabilities		(263.9)		(219.9)		(31.0)		(15.0)	(529.8)
Deficit in the plans		(56.8)		(105.2)		(31.0)		(8.2)	(201.2)
Deferred tax assets		17.0		10.5		—		—	27.5
Net pension liability		(39.8)		(94.7)		(31.0)		(8.2)	(173.7)

If FRS 17 had been adopted in the Consolidated Financial Statements, our net assets and retained deficit would be as follows:

	March 31,
	2003	2004	2005
	(€ in millions)
Net assets excluding pension liability	204.0	198.0	127.9
Prepayment in balance sheet (note 11)	(21.1)	(21.6)	(21.1)
Pension liability	(141.8)	(104.9)	(173.4)
Net assets/(liabilities) including pension liability	41.1	71.5	(66.6)

Retained deficit excluding pension liability	(63.6)	(102.7)	(289.0)
Prepayment in balance sheet (note 11)	(21.1)	(21.6)	(21.1)
Pension liability	(141.8)	(104.9)	(173.4)
Retained deficit including pension liability	(226.5)	(229.2)	(483.5)

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

23.    Pensions and other similar financial commitments (continued)

Pension liability is arrived at as follows:

	March 31,
	2003	2004	2005
	(€ in millions)
Wedgwood Group Pension Plan.	(39.8)	(28.0)	(62.4)
Waterford Crystal Pension Plans and Disability Funds.	(94.7)	(72.9)	(99.9)
Rosenthal Pension Plans	(31.0)	(30.2)	(32.3)
Royal Doulton UK Pension Plan.	—	—	(76.1)
Other Waterford Wedgwood Group Pension Plans.	(8.2)	(6.9)	(12.3)
	(173.7)	(138.0)	(283.0)
Less included in balance sheet for:
Royal Doulton UK Pension Plan.	—	—	70.1
Rosenthal Pension Plans.	26.4	28.0	29.2
Other Waterford Wedgwood Group Pension Plans.	5.5	5.1	10.3
Total pension liability	(141.8)	(104.9)	(173.4)

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

23.    Pensions and other similar financial commitments (continued)

	Year ended March 31, 2003
	Wedgwood Group Pension Plan	Waterford Crystal Pension Plan and Disability Funds	Rosenthal Pension Plans	Other Waterford Wedgwood Group Pension Plans and Medical Plans	Total
	(€ in millions except percentages)
Consolidated Statement of Income
Amounts charged to operating income:
Current service cost	5.0	3.7	0.3	0.6	9.6
Past service cost ..	0.9	1.8	—	—	2.7
Total operating charge.	5.9	5.5	0.3	0.6	12.3
Amounts charged/(credited) to other finance charges:
Expected return on pension plan assets	(20.0)	(10.0)	—	(0.7)	(30.7)
Interest on pension plan liabilities	17.5	11.6	1.7	0.6	31.4
Net return	(2.5)	1.6	1.7	(0.1)	0.7
Total charged to Consolidated Statement of Income	3.4	7.1	2.0	0.5	13.0
Amounts recognized in Statement of Comprehensive Income
Actual return less expected return on pension plan assets	(71.8)	(35.0)	—	(3.2)	(110.0)
Experience gains/(losses) arising on the plan liabilities	11.0	(0.1)	(0.5)	0.1	10.5
Gain/(loss)due to changes in actuarial assumptions	9.5	(24.7)	(3.0)	(1.0)	(19.2)

Actuarial loss recognized in the Statement of Comprehensive Income	(51.3)	(59.8)	(3.5)	(4.1)	(118.7)

Movement in pension deficit during the year
Deficit at the beginning of the year	(12.7)	(43.3)	(28.0)	(4.9)	(88.9)
Current service cost	(5.0)	(3.7)	(0.3)	(0.6)	(9.6)
Past service cost	(0.9)	(1.8)	—	—	(2.7)
Net finance (cost)/income	2.5	(1.6)	(1.7)	0.1	(0.7)
Employer pension contributions	5.9	5.0	2.5	0.9	14.3
Actuarial loss recognized in Statement of Comprehensive Income	(51.3)	(59.8)	(3.5)	(4.1)	(118.7)
Exchange	4.7	—	—	0.4	5.1
Deficit at the end of the year	(56.8)	(105.2)	(31.0)	(8.2)	(201.2)
History of experience gains and losses
Actual return less expected return on pension plan assets	(71.8)	(35.0)	—	(3.2)	(110.0)
Percentage of plan assets	(34.7%)	(30.5%)	—	(47.1%)	(33.5%)
Experience gains/(losses) arising on the plan liabilities	11.0	(0.1)	(0.5)	0.1	10.5
Percentage of the present value of plan liabilities	4.2%	0.0%	(1.6%)	0.7%	2.0%
Total amount recognized in the Statement of Comprehensive Income	(51.3)	(59.8)	(3.5)	(4.1)	(118.7)
Percentage of the present value of plan liabilities	(19.4%)	(27.2%)	(11.3%)	(27.3%)	(22.4%)

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

23.    Pensions and other similar financial commitments (continued)

	Year ended March 31, 2004
	Wedgwood Group Pension Plan	Waterford Crystal Pension Plans and Disability Funds	Rosenthal Pension Plans	Other Waterford Wedgwood Group Pension and Medical Plans	Total
	(€ in millions except percentages)
Consolidated Statement of Income
Amounts charged to operating loss:
Current service cost	4.2	5.0	0.3	0.5	10.0
Settlements and curtailments	—	(0.9)	—	—	(0.9)
Past service cost ..	0.4	—	—	—	0.4
Total operating charge.	4.6	4.1	0.3	0.5	9.5
Amounts charged/(credited) to other finance charges:
Expected return on pension plan assets	(12.4)	(7.5)	—	(0.3)	(20.2)
Interest on pension plan liabilities	14.2	12.0	1.7	0.5	28.4
Net return	1.8	4.5	1.7	0.2	8.2
Total charged to Consolidated Statement of Income	6.4	8.6	2	0.7	17.7
Amounts recognized in Statement of Comprehensive Income
Actual return less expected return on pension plan assets	27.1	19.9	—	1.1	48.1
Experience gains/(losses) arising on the plan liabilities	—	3.8	1.5	(0.1)	5.2
Gain/(loss)due to changes in actuarial assumptions	(8.3)	(0.3)	(0.7)	0.1	(9.2)

Actuarial loss recognized in the Statement of Comprehensive Income	18.8	23.4	0.8	1.1	44.1

Movement in pension deficit during the year
Deficit at the beginning of the year	(56.8)	(105.2)	(31.0)	(8.2)	(201.2)
Current service cost	(4.2)	(5.0)	(0.3)	(0.5)	(10.0)
Settlements and curtailments	—	0.9	—	—	0.9
Past service cost	(0.4)	—	—	—	(0.4)
Net finance cost	(1.8)	(4.5)	(1.7)	(0.2)	(8.2)
Employer pension contributions	5.6	7.1	2.0	0.9	15.6
Actuarial loss recognized in Statement of Comprehensive Income	18.8	23.4	0.8	1.1	44.1
Exchange	(1.2)	—	—	—	(1.2)
Deficit at the end of the year	(40.0)	(83.3)	(30.2)	(6.9)	(160.4)
History of experience gains and losses
Actual return less expected return on pension plan assets	27.1	19.9	—	1.1	48.1
Percentage of plan assets	10.9%	13.8%	—	13.3%	12.0%
Experience gains/(losses) arising on the plan liabilities	—	3.8	1.5	(0.1)	5.2
Percentage of the present value of plan liabilities	—	1.7%	5.0%	(0.7%)	0.9%
Total amount recognized in the Statement of Comprehensive Income	18.8	23.4	0.8	1.1	44.1
Percentage of the present value of plan liabilities	6.5%	10.3%	2.6%	7.2%	7.8%

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

23.    Pensions and other similar financial commitments (continued)

	Year ended March 31, 2005
	Wedgwood Group Pension Plan	Waterford Crystal Pension Plans and Disability Funds	Rosenthal Pension Plans	Royal Doulton UK Pension Plan	Other Waterford Wedgwood Group Pension and Medical Plans	Total
	(€ in millions except percentages)
Consolidated Statement of Income
Amounts charged to operating loss:
Current service cost	4.3	4.6	0.3	—	0.7	9.9
Settlements and curtailments	—	(1.4)	—	—	—	(1.4)
Total operating charge.	4.3	3.2	0.3	—	0.7	8.5
Amounts charged/(credited) to other finance charges:
Expected return on pension plan assets	(15.5)	(9.3)	—	(2.3)	(0.5)	(27.6)
Interest on pension plan liabilities	15.8	11.9	1.6	3.3	0.7	33.3
Net return	0.3	2.6	1.6	1.0	0.2	5.7
Total charged to Consolidated Statement of Income	4.6	5.8	1.9	1.0	0.9	14.2
Amounts recognized in Statement of Comprehensive Income
Actual return less expected return on pension plan assets	8.1	—	—	(6.6)	0.1	1.6
Experience gains/(losses) arising on the plan liabilities	(0.1)	18.1	(0.1)	(0.6)	0.1	17.4
(Loss)/gain due to changes in actuarial assumptions	(33.3)	(35.2)	(2.2)	2.2	(0.6)	(69.1)
Actuarial loss recognized in the Statement of Comprehensive Income	(25.3)	(17.1)	(2.3)	(5.0)	(0.4)	(50.1)
Movement in pension deficit during the year
Deficit at the beginning of the year	(40.0)	(83.3)	(30.2)	—	(6.9)	(160.4)
Arising on acquisition of Royal Doulton plc	—	—	—	(69.3)	(5.1)	(74.4)
Current service cost	(4.3)	(4.6)	(0.3)	—	(0.7)	(9.9)
Settlements and curtailments	—	1.4	—	—	—	1.4
Net finance cost	(0.3)	(2.6)	(1.6)	(1.0)	(0.2)	(5.7)
Employer pension contributions	6.4	6.3	2.1	—	1.0	15.8
Actuarial loss recognized in Statement of Comprehensive Income	(25.3)	(17.1)	(2.3)	(5.0)	(0.4)	(50.1)
Exchange	1.1	—	—	(0.8)	—	0.3
Deficit at the end of the year	(62.4)	(99.9)	(32.3)	(76.1)	(12.3)	(283.0)
History of experience gains and losses
Actual return less expected return on pension plan assets	8.1	—	—	(6.6)	0.1	1.6
Percentage of plan assets	3.1%	—	—	(2.8%)	0.5%	0.2%
Experience gains/(losses) arising on the plan liabilities	(0.1)	18.1	(0.1)	(0.6)	0.1	17.4
Percentage of the present value of plan liabilities	0.0%	7.1%	(0.3%)	(0.2%)	0.3%	1.8%
Total amount recognized in the Statement of Comprehensive Income	(25.3)	(17.1)	(2.3)	(5.0)	(0.4)	(50.1)
Percentage of the present value of plan liabilities	(7.7%)	(6.7%)	(7.1%)	(1.6%)	(1.2%)	(5.2%)

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

24.    Contingent assets and liabilities

(a)    Group borrowings

Waterford Wedgwood plc has guaranteed the borrowings of subsidiary companies in respect of our senior debt. These borrowings amounted to €62.8 million as at March 31, 2005 (March 31, 2004: €93.8 million).

(b)    Subsidiaries' liabilities

In accordance with Section 17 of the Companies (Amendment) Act, 1986, of the Republic of Ireland, the Company has guaranteed the liabilities of certain of its subsidiaries (see note 30). As a result, such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. The Company has also guaranteed certain of the borrowings of various subsidiaries.

(c)    Capital grants

Under certain circumstances capital grants amounting to €5.9 million at March 31, 2005 (March 31, 2004: €5.0 million) could become repayable by us.

(d)    Sale of Property

Under agreements for the sale of properties in Stoke-on-Trent, United Kingdom, we may become entitled to additional contingent consideration of up to €2.3 million.

(e)    Litigation

We, from time to time, are party to various legal proceedings. It is the opinion of the directors that losses, if any, arising in connection with these matters will have no material adverse impact on our financial position.

25.    Capital commitments

	March 31,
	2004	2005
	(€ in millions)
Contracted for but not provided	2.3	1.1
Authorized but not yet contracted for	3.3	2.9

26.    Foreign currency contracts

We use forward currency contracts in the normal course of business to hedge exchange risk on anticipated foreign currency transactions and translation.

We had the following forward sales commitments as at:

	March 31,
	2004	2005
	(in millions)
US dollars	$9.5	$ 59.0
Japanese yen	—	¥ 2,625.0
Australian dollars	—	A$ 0.1
Euro	—	€ 0.1

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

26.    Foreign currency contracts   (continued)

In addition we had the following forward sales commitments under structures referred to in note 17:

	March 31,
	2004	2005
	(in millions)
US dollar structures	$106.5	$50.0
Japanese yen structures	¥ 1,000.0	—

We had the following forward purchase commitments:

US dollars	—	$0.4
Euro	—	€0.2

During the year, arising from our hedging activities, the effective exchange rate on our major overseas trading cash flows was as follows:

	Year ended March 31,
	2003	2004	2005
US$/€	0.93	1.11	1.25
¥/Stg£	151.67	185.21	192.66

We may enter into forward contracts to manage our exposure to the translation of certain overseas assets. At March 31, 2005 these amounted to $nil million (March 31, 2004: $nil million, March 31, 2003: $82.5 million).

Currency exposure of our net monetary assets/(liabilities)

The table below shows our currency exposures being those that give rise to the net currency gains and losses recognized in the Consolidated Statement of Income. Such exposures comprise our monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. These exposures were as follows:

Net foreign currency monetary assets/(liabilities)

	Stg£	US$	Yen	Other	Total
	(€ in millions)
At March 31, 2004
Functional currency of Group operation
Euro	(0.9)	10.8	(0.4)	1.1	10.6
Sterling £	—	11.4	25.2	1.0	37.6
Other	(0.1)	—	—	1.0	0.9
Total	(1.0)	22.2	24.8	3.1	49.1
At March 31, 2005
Functional currency of Group operation
Euro	1.0	13.5	(1.4)	1.2	14.3
Sterling £	—	2.6	13.7	(0.6)	15.7
Other	1.0	(0.2)	—	0.5	1.3
Total	2.0	15.9	12.3	1.1	31.3

Hedging exposure

Our policy is to hedge, where appropriate, the following exposures: interest rate risk using interest rate swaps and collars; currency exposures using forward and spot foreign currency contracts. Hedging

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

26.    Foreign currency contracts   (continued)

instruments on which unrecognized gains or losses arose during the year to March 31, 2005 were forward contracts to hedge foreign currency exposures and interest rate swaps and collars.

Unrecognized gains and losses on instruments used for hedging and the movements therein, were as follows:

	Year ended March 31, 2005
	Gains	Losses	Total net gains/ (losses)
	(€ in millions)
Unrecognized gains/(losses) on hedges at April 1, 2004	0.9	(1.8)	(0.9)
(Gains)/losses arising in previous years recognized prior to March 31, 2005	(0.9)	1.8	0.9
Gains/(losses) arising before April 1, 2004 that were not recognized prior to March 31, 2005	—	—	—
Gains/(losses) arising in year to March 31, 2005 that were not recognized prior to March 31, 2005	2.6	(0.5)	2.1
Unrecognized gains/(losses) on hedges at March 31, 2005	2.6	(0.5)	2.1
Gains/(losses) expected to be recognized between April 1, 2005 and March 31, 2006	2.6	(0.5)	2.1
Gains/(losses) expected to be recognized after April 1, 2006	—	—	—

27.    Particulars of staff

	Year ended March 31,
	2003	2004	2005
	(number of persons)
Average number of persons employed:
Production	4,793	4,348	3,994
Distribution, sales and marketing	3,360	3,403	3,848
Administration	771	731	694
	8,924	8,482	8,536

Payroll cost of those employees:

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Wages and salaries	261.5	243.7	236.7
Social welfare costs	33.8	30.5	29.6
Pension costs	17.8	19.6	20.3
	313.1	293.8	286.6

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

26.    Foreign currency contracts   (continued)

28.    Reconciliation of operating income/(loss) to net cash flows from operating activities

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Operating loss after other exceptional charges	21.6	(14.8)	(195.7)
Exceptional charges	35.7	36.5	108.0
Operating income/(loss) before restructuring and exceptional items	57.3	21.7	(87.7)
Spend on restructuring	(20.6)	(29.0)	(17.5)
Working capital reduction program	—	—	(22.0)
Depreciation and amortization	46.7	40.4	39.0
(Surplus)/deficit on sale of fixed assets	(0.5)	1.5	—
(Increase)/decrease in inventories	(30.9)	(37.7)	46.2
Decrease/(increase) in accounts receivable	9.8	(1.6)	21.1
Increase/(decrease) in accounts payable	19.7	(10.3)	(17.4)
Exchange rate adjustments	(9.9)	6.7	(4.3)
Net cash inflow/(outflow) from operating activities	71.6	(8.3)	(42.6)

29.    Analysis of net debt

	At March 31, 2003	Arising from acquisition and disposal subsidiary undertakings	Cash flow	Movement in unamortized debt issue costs	Exchange movements	At March 31, 2004
	(€ in millions)
Cash at bank net of bank overdrafts	72.3	—	(25.2)	—	(5.3)	41.8
Current portion of long-term loans	(4.6)	—	2.9	—	(0.1)	(1.8)
Unamortized debt issue costs	—	—	—	25.0	—	25.0
Long-term loans	(424.4)	—	(45.2)	—	21.7	(447.9)
	(356.7)	—	(67.5)	25.0	16.3	(382.9)

	At March 31, 2004	Arising from acquisition and disposal subsidiary undertakings	Cash flow	Movement in unamortized debt issue costs	Exchange movements	At March 31, 2005
	(€ in millions)
Cash at bank net of bank overdrafts	41.8	(0.8)	(20.0)	—	(1.0)	20.0
Current portion of long-term loans	(1.8)	—	1.8	—	—	—
Unamortized debt issue costs	25.0	—	—	(9.2)	—	15.8
Long-term loans	(447.9)	(29.3)	155.5	—	6.5	(315.2)
	(382.9)	(30.1)	137.3	(9.2)	5.5	(279.4)

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

30.    Principal subsidiary companies

Listed below are the principal subsidiary companies that comprise the Waterford Wedgwood Group:

Name	Registered office and country of incorporation	Issued capital	Nature of business
Manufacturing
*†Waterford Crystal Limited	Kilbarry, Waterford, Ireland	10,000 €1.25 ordinary shares 1,858,500 3% Cum. Red. Pref. €0.01 shares	Crystal glass manufacturer and distributor
Josiah Wedgwood & Sons Limited	Barlaston, Stoke-on-Trent, England	60,000 Stg£1 ordinary shares	Ceramic tableware/giftware manufacturer
Rosenthal AG	Selb, Germany	960,000 shares of no par value	Ceramic tableware/giftware manufacturer
PT Doulton	Tangerang, Indonesia	8,000 US$1,000 ordinary shares	Ceramic tableware/giftware manufacturer
Distribution
*Stuart & Sons Limited	Barlaston, Stoke-on-Trent, England	471,333 Stg£1 ordinary shares	Distributor
Waterford Wedgwood Australia Limited	Barlaston, Stoke-on-Trent, England	485,240 Stg£1 ordinary shares	Distributor
Waterford Wedgwood Canada Inc.	Toronto, Canada	110 class A shares 363 class B shares	Distributor
Waterford Wedgwood USA, Inc.	New York, USA.	20 US$1 common shares	Distributor
Waterford Wedgwood Japan Limited	Tokyo, Japan	4,000 ¥50,000 shares	Distributor
Waterford Wedgwood Retail Limited	Barlaston, Stoke-on-Trent, England	100 Stg£1 ordinary shares	Retailer
Josiah Wedgwood & Sons (Exports) Limited	Barlaston, Stoke-on-Trent, England	499 Stg£1 ordinary shares	Exporter
Josiah Wedgwood (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	2 Rml ordinary shares	Retailer
Waterford Wedgwood Trading Singapore Pte. Limited	Singapore	248 S$50,000 shares	Distributor
Waterford Wedgwood (Taiwan) Limited	Taipei, Taiwan	13,600,000 NT$10 ordinary shares	Distributor
Wedgwood GmbH	Selb, Germany	1 €25,565 share	Sales office
W/C Imports Inc.	California, USA.	19,000 common shares of no par value	Linen distributor

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

30.    Principal subsidiary companies   (continued)

Name	Registered office and country of incorporation	Issued capital	Nature of business
*Spring Switzerland GmbH	Switzerland	100 Chf 1,000 shares	Distributor
Spring USA Corporation	Delaware, USA.	166 US$0.01 shares	Distributor
†Cashs Mail Order Limited	Kilbarry, Waterford, Ireland	2 €1.25 ordinary shares	Distributor
Royal Doulton (UK) Limited	Stoke-on-Trent, England	32,971,000 Stg£1 ordinary shares	Distributor
Royal Doulton Australia Pty. Limited	Sydney, Australia	1,531,985 A$1 ordinary shares	Distributor
Royal Doulton Canada Limited	Toronto, Canada	38,500 common shares of no par value	Distributor
Royal Doulton Hong Kong Limited	Hong Kong	8,000,000 HK$1 ordinary shares	Distributor
Royal Doulton Japan KK	Tokyo, Japan	2,000 ¥50,000 common shares	Distributor
Royal Doulton USA Inc.	New Jersey, USA	400 US$100 common shares	Distributor
Finance
Statum Limited	Barlaston, Stoke-on-Trent, England	50,000 Stg£1 ordinary shares	Finance
Other
*Waterford Wedgwood U.K. plc	Barlaston, Stoke-on-Trent, England	181,601,769 Stg 25p ordinary shares 2,758,281,366 Stg 1p income shares	Subsidiary holding company
Wedgwood Limited	Barlaston, Stoke-on-Trent, England	46,195,052 Stg 25p ordinary shares	Subsidiary holding company
Waterford Wedgwood Inc.	Delaware, USA.	430 shares of no par value	Subsidiary holding company
*†Waterford Glass Research and Development Limited	Kilbarry, Waterford, Ireland	2 €1.25 ordinary shares	Research and development
*†Dungarvan Crystal Limited	Kilbarry, Waterford, Ireland	100,000 €1.25 "A" ordinary shares 80,000 €12.50 "B" ordinary shares 20,000 €12.50 "C" ordinary shares	Dormant
*Waterford Wedgwood Employee Share Ownership Plan (Jersey) Limited	St. Helier, Jersey	9 Stg£1 ordinary shares	Trustee company

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

30.    Principal subsidiary companies   (continued)

Name	Registered office and country of incorporation	Issued capital	Nature of business
Waterford Wedgwood GmbH	Selb, Germany	1 €5,603,000 share	Subsidiary holding company
*Waterford Wedgwood Linens Inc.	Delaware, USA.	1,000 US$0.01common shares	Subsidiary holding company
Ashling Corporation	California, USA	1,225,000 common shares of no par value	Subsidiary holding company
Royal Doulton plc	Stoke-on-Trent, England	83,091,092 Stg£0.99 deferred shares 332,364,288 Stg£0.01 ordinary shares	Subsidiary holding company

Immediate subsidiaries of Waterford Wedgwood plc are marked *. The other subsidiaries comprising the Group are included in the Consolidated Financial Statements in accordance with Regulation 4 (1) (d) of the European Communities (Companies: Group Accounts) Regulations, 1992. With the exception of Rosenthal AG where the Group owns 89.8%, Ashling Corporation where the Group owns 86.5%, Spring USA Corporation where the Group owns 60% and PT Doulton where the Group owns 95%, as at March 31, 2005, all subsidiary companies are 100% owned.

All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited which operates in Australia.

† Companies covered by Section 17 guarantees (see note 24).

31.    Summary of differences between Irish GAAP and US GAAP

Our financial statements are prepared in accordance with Irish GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the necessary adjustments are shown in the table set out on F-63.

(a)	Deferred taxation. Under Irish GAAP, deferred tax should be provided on timing differences that have originated but have not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences. No deferred tax should be provided on permanent differences. The practical effect of this approach is that provisions for deferred tax are not recognized on revaluation of assets or fair value adjustments to assets on acquisition of a business, unless the entity has entered into a binding agreement to sell the revalued/fair valued assets and has recognized the expected gain or loss on sale at the balance sheet date. US GAAP adopts an asset and liability approach that requires the recognition of deferred taxation assets and liabilities for the expected future taxation consequences of all events that have been recognized in our financial statements or taxation returns. In estimating future taxation consequences, generally all expected future events are considered, other than enactments of changes in the taxation law or rates. Valuation allowances are recorded to reduce deferred taxation assets where it is more likely than not that a deferred taxation benefit will not be realized.

(b)	Revaluation of properties. Under Irish GAAP, property values may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not generally permitted under US GAAP.

(c)	Derivative financial instruments. We use forward currency contracts to hedge foreign exchange exposure on anticipated income and expenditure. Under Irish GAAP, these forward contracts are translated into euro at the contract rate once the transaction giving rise to the currency exposure is recognized.

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

31.    Summary of differences between Irish GAAP and US GAAP   (continued)

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

(d)	Goodwill and intangible assets. Under Irish GAAP, goodwill must be capitalized and amortized through the consolidated statement of income on a systematic basis over its useful life, normally subject to a maximum write-off period of 20 years. We consider various factors in determining the appropriate amortization period for goodwill, including competitive, legal, regulatory and other factors. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted.

From January 1, 2002, under US GAAP, SFAS 142 requires the cessation of the amortization of goodwill and identifiable intangibles that have indefinite useful lives. Intangible assets that have finite useful lives continue to be amortized over their useful lives.

Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Most recently we performed our annual testing for impairment in accordance with SFAS 142 as of March 31, 2005 and determined that the impairment charge for the year ended March 31, 2005 under US GAAP was €139.9 million.

Under FRS 11, the expected costs and potential benefits related to restructuring plans are only to be taken into account where such restructuring plans are announced and liabilities recorded prior to the balance sheet date. Under US GAAP, the cash flows related to expected restructurings are reflected within the discounted cash flow analysis supporting the company's determination of fair value under SFAS 142 and SFAS 144.

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

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

31.    Summary of differences between Irish GAAP and US GAAP   (continued)

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

The Company held an interest of just over 20% in Royal Doulton plc at March 31, 2003 and March 31, 2004. It did not adopt equity accounting under Irish and US GAAP in respect of such interest as it did not have a seat on the board of directors of Royal Doulton plc or otherwise exercise significant influence over it.

At March 31, 2003 and March 31, 2004, all securities covered by SFAS 115 were designated by management as available for sale. There were no sales of securities available for sale in the years ended March 31, 2003, 2004 or 2005. We acquired the whole of the outstanding stock of Royal Doulton during the year ended March 31, 2005.

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

31.    Summary of differences between Irish GAAP and US GAAP   (continued)

(j)	Sale and leaseback of properties. Under Irish GAAP, income is recognized at the date of sale of an asset which is subject to a subsequent leaseback by way of operating lease. Under US GAAP only the income which represents the excess above the net present value of the future minimum lease payments is recognized at the date of sale. The remaining gain is deferred and amortized over the life of the lease, in proportion to the gross lease rentals.

(k)	Vacation accrual. Under Irish GAAP, vacation costs of salaried employees are charged in the period they are paid. Under US GAAP they are charged in the period they are earned.

(l)	Inventory valuation. Under Irish GAAP, certain changes which have been made to methodologies for the allocation of production overheads, transportation, warehousing and other storage costs to inventory, are reflected as changes in estimate. Under US GAAP, these changes are considered to be changes in accounting principle but are not recorded.

(m)	Discontinued operations. Under Irish GAAP, where a planned disposal is substantially complete within 90 days of the year end, the transaction is reflected as at the year end. Under US GAAP, the transaction must meet the specific criteria of SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets" in order to be treated as an asset held for sale.

(n)	Recoverability of long-lived assets. Impairment of property, plant and equipment and intangible assets with finite lives under Irish GAAP is recognized and measured by reference to the discounted cash flows expected to be generated by the asset or asset group. Under US GAAP, impairment is recognized only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset or asset group.

Future Developments

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005. We are currently evaluating the effect that adoption of SFAS 123(R) will have but do not expect it to have a material impact.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No.29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. We are currently evaluating the effect that the adoption of SFAS 153 will have but do not expect it to have a material impact.

In November 2004, the FASB issued Statement No. 151, "Inventory Costs" ("SFAS 151"), an amendment of ARB No. 43, Chapter 4, clarifying the existing requirements in ARB No. 43 regarding normal capacity, spoilage costs and idle capacity costs. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the effect that the adoption of SFAS 151 will have but do not expect SFAS 151 to have a material impact.

In March 2004, the EITF reached consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-01"). EITF 03-01 provides guidance on Other-Than-Temporary impairment models for marketable debt and equity securities and non-marketable securities accounted for under the cost method. On September 30, 2004, the FASB issued FSP 03-01-1, Effective Date of Paragraphs 10-20 of EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, delaying the effective date for the recognition and measurement guidance in EITF 03-01, until certain implementation issues are addressed and a final FSP is issued. The disclosure requirements in EITF 03-01 remain effective.

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

31.    Summary of differences between Irish GAAP and US GAAP   (continued)

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS154"), which replaced APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impraticable to do so. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Other recently issued accounting pronouncements are not expected to have a material impact on our financial position or results of operations.

By regulation, the European Union ("EU") has agreed that listed companies must use International Financial Reporting Standards ("IFRS") adopted for use in the EU in the preparation of consolidated financial statements. The objective is to improve financial reporting and enhance its transparency within the EU.

The application of International Financial Reporting Standards ("IFRS ") became mandatory for financial statements of listed companies with effect from January 1, 2005. This will require us to present IFRS compliant financial statements for the financial year ended March 31, 2006, together with comparative figures for the prior year. It will also require the presentation of IFRS compliant interim financial statements for the six months ending September 30, 2005, together with prior period comparative figures. April 1, 2004 is our transition date to IFRS. Though we are advanced in our preparations for the move to report under IFRS in line with this timetable, we continue to evaluate the consolidated balance sheet and consolidated statement of income effects of adopting IFRS and, therefore, the audit of the impact of transition has not been completed at the date of this annual report. Until this work has been finalised, it is possible that further effects not disclosed herein will be identified.

Implementation of IFRS: Accounting policy choices In accordance with IFRS 1,which establishes the framework for transition to IFRS by a first-time adopter such as Waterford Wedgwood plc, we propose to elect, in common with the majority of listed companies, to avail of a number of specific exemptions from retrospective restatement as follows:

•	Not to apply IFRS 3 "Business Combinations " to businesses combinations undertaken prior to 1 April 2004.

•	To deem cumulative exchange differences on the net investments in foreign subsidiaries as zero at 1 April 2004 as permitted by IFRS 1.

•	To recognize in full, cumulative actuarial gains and losses for defined benefit pension schemes as at 1 April 2004.

•	To use the existing carrying value of fixed assets (including those previously revalued) at 1 April 2004 as deemed cost.

•	To implement the requirements of IFRS 2 "Share Based Payments " to all share based payments granted after 7 November 2002 that have not vested by 1 January 2005.

•	Not to present comparative information in accordance with IAS 32 "Financial Instruments: Disclosure and Presentation " and IAS 39 "Financial Instruments: Recognition and Measurement ". Accordingly, comparative information for the year to 31 March 2005 in respect of financial instruments will be prepared on the basis of the Group 's current accounting policies under Irish GAAP.

The most significant changes impacting on the results and the financial position of the Group following the implementation of IFRS will be:

•	Recognition in the income statement of fair value gains and losses on derivative financial instruments, subject to hedge accounting.

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

31.    Summary of differences between Irish GAAP and US GAAP   (continued)

•	Recognition of derivative financial instruments and related hedge accounting entries at fair value in the balance sheet.

•	Recognition in the balance sheet of proposed dividends only when approved.

•	Recognition of a charge for share-based payments in the income statement for outstanding options issued after 7 November 2002.

•	Recognition of assets and liabilities of defined benefit pension schemes on the face of the Group balance sheet and recognizing pension expense in the Group income statement using principles similar to FRS 17 as disclosed in note 23 to the 2005 financial statements.

•	The cessation of goodwill amortization and the introduction of annual impairment testing.

•	Changes to format of the primary financial statements.

The approximate effect on net income/(loss) of differences between Irish GAAP and US GAAP is as follows:

	Year ended March 31,
	2003	2004	2005
	(€ in millions, except per share amounts)
Net income/(loss) from operations before taxes as reported in the consolidated statements of income under Irish GAAP	7.2	(44.9)	(149.2)
US GAAP adjustments:
Derivative financial instruments	14.4	4.2	0.6
Goodwill and intangible assets impairment	—	—	(99.8)
Goodwill amortization	6.3	5.5	4.0
Reduction to gain on sale of All-Clad business	—	—	(9.3)
Pensions	(3.1)	(13.5)	(10.2)
Stock based compensation expense	(0.1)	0.1	(0.1)
Revaluation realized on sale of properties	0.6	2.1	—
Available for sale securities	(5.5)	(1.2)	—
Sale and leaseback of property	0.1	0.1	0.1
Vacation accrual	(0.1)	0.4	(1.0)
Inventory valuation	(1.3)	(10.8)	6.1
Restructuring charges	—	2.3	1.3
Net income/(loss) before taxes under US GAAP	18.5	(55.7)	(257.5)
Taxes on income/(loss) under Irish GAAP	(4.9)	(4.7)	(12.3)
US GAAP adjustment for deferred taxes	(13.1)	(0.9)	(2.8)
Taxes on income under US GAAP	(18.0)	(5.6)	(15.1)
Net income/(loss) after taxes	0.5	(61.3)	(272.6)
Minority interests under Irish GAAP	(0.5)	0.3	2.1
US GAAP adjustments to minority interests	0.2	0.2	(0.3)
Minority interests under US GAAP	(0.3)	0.5	1.8
Net income/(loss) under US GAAP	0.2	(60.8)	(270.8)
Continuing operations	(14.0)	(68.4)	(362.8)
Discontinued operations	14.2	7.6	92.0
Basic income/(loss) per ordinary share under US GAAP(i)	0.02c	(5.86c )	(17.85c )
Continuing operations	(1.45c )	(6.59c )	(23.91c )
Discontinued operations	1.47c	0.73c	6.06c
Diluted income/(loss) per ordinary share under US GAAP(ii)	0.02c	(5.86c )	(17.85c )
Continuing operations	(1.45c )	(6.59c )	(23.91c )
Discontinued operations	1.47c	0.73c	6.06c

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

31.    Summary of differences between Irish GAAP and US GAAP   (continued)

(i)	The calculation of basic income per ordinary share is based on 1,517.5 million ordinary shares being the weighted average number of ordinary shares in issue during the year ended March 31, 2005 (year ended March 31, 2004: 1,037.0 million, year ended March 31, 2003: 967.2 million, as set out in note 10 to our Consolidated Financial Statements on page F-27. The weighted average number of shares in issue and the basic income/(loss) per share for the years ended March 31, 2004 and March 31, 2003 have been adjusted to reflect the bonus element of the rights issue which was announced in October 2004.

(ii)	In the years ended March 31, 2004 and 2005 none of our granted stock options were dilutive as they would have decreased the loss per share. The calculation of diluted income per ordinary share for the year ended March 31, 2003 is based on 967.6 million ordinary shares being the weighted average number of ordinary shares in issue during the year ended March 31, 2003, as adjusted to reflect the bonus element of the rights issues announced in November 2003 and October 2004, plus the number of ordinary shares deemed issued under the employee stock compensation plans described in note 38 to our Consolidated Financial Statements on page F-74.

Approximate cumulative effect on shareholders' equity of differences between Irish GAAP and US GAAP:

	March 31,
	2004	2005
	(€ in millions)
Shareholders' equity as reported in the consolidated balance sheet	194.3	126.4
US GAAP adjustments:
Goodwill	147.4	53.4
Derivative financial instruments	0.6	1.2
Property revaluations — cost	5.8	4.7
— aggregate depreciation	(12.1)	(11.3)
Deferred taxes	4.9	(2.0)
Deferred taxes — valuation allowance	(1.9)	(9.9)
Pensions	(70.3)	(114.8)
Minority interests	0.6	0.3
Stock-based compensation expense	1.4	0.5
Unrealized loss on marketable securities	(0.4)	—
Sale and leaseback of property	(2.5)	(2.5)
Vacation accrual	(0.8)	(1.8)
Inventory valuation	(19.5)	(12.8)
Restructuring provision	2.3	3.6
Shareholders' equity under US GAAP	249.8	35.0

WATERFORD WEDGWOOD plc and Subsidiaries
Notes to the Consolidated Financial Statements (continued)

31.    Summary of differences between Irish GAAP and US GAAP   (continued)

Approximate cumulative effect on the consolidated balance sheets at March 31, 2004 and March 31, 2005 of differences between Irish GAAP and US GAAP:

	March 31, 2004			March 31, 2005
	Irish GAAP	US GAAP adjustments	US GAAP	Irish GAAP	US GAAP adjustments	US GAAP
	(€ in millions)
Cash and short-term deposits	51.6	—	51.6	20.0	—	20.0
Accounts receivable and prepayments (i)	154.6	(33.0)	121.6	129.8	(20.4)	109.4
Inventories (ii)	320.3	(19.5)	300.8	241.9	(12.8)	229.1
	526.5	(52.5)	474.0	391.7	(33.2)	358.5
Goodwill and intangible assets (iii)	100.4	147.4	247.8	133.6	53.4	187.0
Property, plant and equipment (iv)	206.2	(6.3)	199.9	194.6	(6.6)	188.0
Other assets (v)	15.1	52.1	67.2	3.5	27.2	30.7
Total assets	848.2	140.7	988.9	723.4	40.8	764.2
Short-term borrowings	11.6	—	11.6	—	—	—
Accounts payable, accruals, provisions (vi)	171.3	(0.4)	170.9	175.1	0.7	175.8
Taxes payable	5.8	—	5.8	6.8	—	6.8
Total current liabilities	188.7	(0.4)	188.3	181.9	0.7	182.6
Long-term debt (vii)	422.9	25.0	447.9	299.4	15.8	315.2
Other liabilities (viii)	38.6	61.2	99.8	114.2	116.0	230.2
Minority equity interests (ix)	3.7	(0.6)	3.1	1.5	(0.3)	1.2
Total liabilities and minority interests	653.9	85.2	739.1	597.0	132.2	729.2
Shareholders' equity interests	194.3	55.5	249.8	126.4	(91.4)	35.0
	848.2	140.7	988.9	723.4	40.8	764.2

US GAAP adjustments at March 31, 2005 reflected above include:

(i)	€21.1 million for prepaid pension costs and €1.0 million for the non-current deferred tax asset, which is reclassified to other assets. These are offset by €1.2 million for unrealized gains from hedging transactions and €0.5 million for prepaid stock based compensation expense.

(ii)	€12.8 million to reflect differences in valuation methodology.

(iii)	€53.4 million to reclassify goodwill as an asset rather than as an offset to shareholder's equity.

(iv)	€6.6 million for property revaluation surplus.

(v)	€1.0 million for deferred tax reallocation noted in (i) above, €10.4 million for the FAS 87 intangible asset and €15.8 million for the reclassification of unamortized debt issue costs.

(vi)	€2.5 million to reflect the sale and leaseback of property and €1.8 million to account for the vacation accrual offset by €3.6 million in respect to restructuring costs.

(vii)	€15.8 million for reclassification of unamortized debt issue costs.

(viii)	€84.6 million for accrued pension benefit liabilities, €19.5 million for accrued pension costs and €11.9 million for deferred tax liabilities.

(ix)	€0.3 million to reflect minority interests.

The US GAAP balance sheet at March 31, 2004 reflected similar adjustments where appropriate.

WATERFORD WEDGWOOD plc and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

32.   Consolidated Statement of Cash Flows

Our consolidated statement of cash flows is prepared in accordance with Financial Reporting Standard No.1 (Revised) ("FRS 1") and presents substantially the same information as that required under US GAAP by SFAS 95 "Statement of Cash Flows". However, there are certain differences in classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents between Irish and US GAAP.

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

Cash flows from taxation are included as operating activities under US GAAP.

The following table reconciles those cash flows reported under Irish GAAP which are included as cash flows from operating activities under US GAAP.

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Net cash inflow/(outflow) from operating activities under Irish GAAP	71.6	(8.3)	(42.6)
Returns on instruments and servicing of finance under Irish GAAP (excluding non-equity dividends paid and interest paid but capitalized €nil for all periods presented)	(24.9)	(54.7)	(51.8)
Taxation paid under Irish GAAP	(4.4)	(6.0)	(2.2)
Net cash inflow/(outflow) from operating activities under US GAAP	42.3	(69.0)	(96.6)

Cash flows from capital expenditure and financial investment, with the exception of purchase of own shares, as well as cash flows from acquisitions and disposals are included as investing activities under US GAAP.

The following table reconciles those cash flows reported under Irish GAAP which are included as cash flows from investing activities under US GAAP.

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Capital expenditure and financial investment under Irish GAAP	(12.1)	(26.2)	(5.8)
Acquisitions and disposals under Irish GAAP	(26.9)	—	115.1
Net cash (used in)/generated by investing activities under US GAAP	(39.0)	(26.2)	109.3

Equity dividends paid, like non-equity dividends paid, are included under financing activities under US GAAP.

Cash flows from the management of liquid resources are included in the overall cash movement since liquid resources are considered cash equivalents under US GAAP.

Cash, for the purposes of the cash flow under Irish GAAP, includes bank overdrafts but excludes liquid resources. For the purpose of FRS 1, liquid resources are current asset investments held as readily

Notes to the Consolidated Financial Statements (continued)

32.   Consolidated Statement of Cash Flows   (continued)

disposable stores of value. Disposal of such assets does not curtail or disrupt the business of the reporting entity. Under US GAAP bank overdrafts are considered loans and the movements thereon are included in financing activities; liquid resources are considered cash equivalents and the movements thereon are included in the overall cash movement.

The following table reconciles those cash flows reported under Irish GAAP which are included as cash flows from financing activities under US GAAP.

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Equity dividends paid under Irish GAAP	(21.6)	(7.6)	—
Net cash inflow/(outflow) from financing activities under Irish GAAP	27.0	80.5	(31.7)
Movement in bank overdrafts included as part of net cash under Irish GAAP	(3.5)	(1.9)	(9.8)
Net cash provided/(used) by financing activities under US GAAP	1.9	71.0	(41.5)

The following table summarizes our Consolidated Statement of Cash Flows calculated above as if it had been presented in accordance with US GAAP.

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Net cash inflow/(outflow) from operating activities	42.3	(69.0)	(96.6)
Net cash (used in)/generated by investing activities	(39.0)	(26.2)	109.3
Net cash provided/(used) by financing activities	1.9	71.0	(41.5)
Net increase/(decrease) in cash and cash equivalents under US GAAP	5.2	(24.2)	(28.8)
Effects of exchange rates on cash and cash equivalents	(9.3)	(8.2)	(2.8)
Cash and cash equivalents under US GAAP at beginning of year	88.1	84.0	51.6
Cash and cash equivalents under US GAAP at end of year	84.0	51.6	20.0

Notes to the Consolidated Financial Statements (continued)

33.   Pensions under US GAAP

The following aggregated information in relation to our principal defined benefit pension plans is prepared and disclosed in accordance with SFAS 87, "Employers Accounting for Pensions", and SFAS 132, "Employers Disclosures about Pensions and other Post-retirement Benefits", based on annual actuarial valuations. Descriptions of the principal plans and defined contribution arrangements can be found in note 23 commencing on page F-43. All defined benefit pension plans are outside the US.

	Year ended March 31,
	2004	2005
	(€ in millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of the year	513.3	546.0
Acquisition of subsidiary undertaking	—	330.2
Service cost	9.5	10.7
Interest cost	27.5	33.1
Plan participants' contributions	5.8	6.7
Actuarial loss	4.1	70.3
Benefits paid	(21.7)	(28.0)
Foreign exchange movements	7.5	(3.7)
Projected benefit obligation at end of the year	546.0	965.3
Change in plan assets
Fair value of plan assets at beginning of the year	316.3	387.8
Acquisition of subsidiary undertaking	—	255.7
Actual return on plan assets	66.3	44.2
Employer's contributions	14.6	15.4
Plan participants' contributions	5.8	6.7
Benefits paid	(21.7)	(28.0)
Foreign exchange movements	6.5	(3.2)
Fair value of plan assets at end of the year	387.8	678.6
Funded status
Net deficit of fund assets over liabilities	(158.2)	(286.7)
Unrecognized liability at transition	9.1	7.4
Unrecognized prior service cost	13.5	11.2
Unrecognized net actuarial loss	97.3	138.9
	(38.3)	(129.2)
Accrued benefit liabilities	(90.5)	(213.8)
Intangible asset	12.5	10.4
Other comprehensive income	39.7	74.2
	(38.3)	(129.2)

Notes to the Consolidated Financial Statements (continued)

33.   Pensions under US GAAP   (continued)

Under US GAAP, an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognized in the balance sheet.

	Year ended March 31,
	2003	2004	2005
	(€ in millions)
Components of net periodic pension cost
Service cost	9.8	9.5	10.7
Interest cost	29.4	27.5	33.1
Expected return on plan assets	(27.2)	(19.3)	(27.0)
Amortization of net transition liability	1.8	2.0	1.9
Amortization of prior service cost	2.1	2.1	2.1
Amortization of net actuarial loss	—	6.5	4.9
	15.9	28.3	25.7
The weighted average assumptions used to calculate the pension costs were as follows:
Discount rate	5.99%	5.50%	5.38%
Expected return on plan assets	6.65%	6.20%	5.92%
Rate of compensation increases	3.78%	3.93%	3.56%
The weighted average assumptions used to calculate the benefit obligation were as follows:
Discount rate	5.50%	5.44%	5.18%
Expected return on plan assets	6.20%	6.26%	5.96%
Rate of compensation increases	3.94%	3.93%	3.36%

Plan assets comprise mainly common stocks, government bonds and cash. They do not include any holdings in the common stock of the Company.

For plans where the benefit obligations exceed plan assets, the aggregate projected benefit obligations as at March 31, 2005 were €965.3 million, (March 31, 2004: €546.0 million), the accumulated benefit obligations were €882.6 million (March 31, 2004: €470.4 million) and the aggregate plan assets were €678.6 million (March 31, 2004: €387.8 million).

The target investment policy of the Wedgwood Group Pension Plan as at March 31, 2004 was 62% in equities, 35% in gilts/corporate bonds and 3% in property. This was revised during the year resulting in the following target distribution at March 31, 2005: 60% equities, 30% gilts/corporate bonds and 10% in property. The target policy was set to maximise returns with consideration to the long-term nature of the obligations and maintaining a lower level of overall volatility through the allocation to fixed income. The asset allocation is reviewed for adherence to the target policy and is rebalanced periodically towards the target weights.

In deriving the assumed long term rate of return on the assets of the Wedgwood Group Pension Plan, we have assumed that equity investments will return 7.6% p.a. in the long term (i.e. 3.0% in excess of gilt yields). Gilts, corporate bonds and property have been assumed to return 4.6% p.a., 5.4% p.a. and 6.6% p.a. respectively and the 6.7% overall expected return is derived as a weighted average of these returns consistent with the target allocation. This is a change in approach for 2005/6 compared with 2004/5 when the overall expected return was determined as the discount rate plus 0.5%.

The target investment policy as at March 31, 2004, which remained unchanged until March 31, 2005, for the Waterford Crystal Pension Plans was 55% to 60% in equities, 40% in fixed interest and 0% to 5% in property.

Notes to the Consolidated Financial Statements (continued)

33.   Pensions under US GAAP   (continued)

For the Waterford Crystal Pension Plans we have used an expected return of 4.75% p.a. for Gilts with a margin over Gilts of the "risk premium" of 0.75% for corporate bonds.

For equities and property we have assumed that the long term return will exceed that of Gilts by a margin, the "risk premium".

We have adopted an equity risk premium of 3% p.a. above the long term gilt yields at the measurement date of 4.75% p.a., giving an assumed return of 7.75% p.a. at March 31, 2004. For property assets we have adopted an assumed rate of return of 6.75% reflecting an expectation that property returns will not match equity returns in the future. For cash holdings we have adopted an assumed rate of return of 2.75%. Thus, for the scheme, the overall expected return on the assets as at March 31, 2004 is 6.53% per annum.

Contributions

We expect to contribute €18.1 million to our pension and other benefit plans in the year ending March 31, 2006.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits
(€ in millions)
Year ending March 31, 2006	36.6
Year ending March 31, 2007	37.5
Year ending March 31, 2008	38.2
Year ending March 31, 2009	39.4
Year ending March 31, 2010	40.9
Years ending March 31, 2011 to 2015	218.1
410.7

34.   Goodwill and identifiable intangible assets under US GAAP

Goodwill is assessed annually for impairment. As of March 31, 2005, management completed an impairment assessment and concluded that there were certain impairments of goodwill.

An analysis of goodwill by reporting segment is given below:

	Waterford Crystal	Ceramics Group	All-Clad	W-C Designs & Spring	Total
	(€ in millions)
As at March 31, 2003	—	153.9	74.6	10.1	238.6
Currency retranslation	—	1.3	(9.9)	—	(8.6)
As at March 31, 2004	—	155.2	64.7	10.1	230.0
Acquisition of subsidiary undertaking	—	105.1	—	—	105.1
Disposal of subsidiary undertaking (note 15)	—	—	(66.0)	—	(66.0)
Impairment of goodwill	—	(115.9)	—	(10.1)	(126.0)
Currency retranslation	—	0.3	1.3	—	1.6
As at March 31, 2005	—	144.7	—	—	144.7

Notes to the Consolidated Financial Statements (continued)

34.   Goodwill and identifiable intangible assets under US GAAP   (continued)

An analysis of identifiable finite life intangible assets is given below:

	Acquired brands	Mailing lists	Total
	(€ in millions)
As at March 31, 2003	17.7	1.4	19.1
Amortization expense	(0.9)	(0.3)	(1.2)
Currency retranslation	(0.1)	—	(0.1)
As at March 31, 2004	16.7	1.1	17.8
Arising from acquisition of subsidiary undertaking (note 15)	39.6	—	39.6
Impairment of intangible assets	(13.1)	(0.8)	(13.9)
Amortization expense	(1.3)	(0.3)	(1.6)
Currency retranslation	0.4	—	0.4
As at March 31, 2005	42.3	—	42.3

Amortization expense of the acquired brands subject to amortization is expected to be €2.0 million for each of the next five years.

Goodwill arising on the acquisition of Royal Doulton plc is not expected to be deductible for tax purposes.

The impairment charges for goodwill and identifiable finite life intangible assets arose due to reductions in projected sales and net income arising from the continued economic uncertainty following the events of September 11, 2001, the armed conflict in Iraq and ongoing acts of international terrorism.

35.   Deferred taxes under US GAAP

The following disclosure of deferred taxes recognized in the summarized consolidated balance sheet prepared in accordance with US GAAP is presented in accordance with SFAS No. 109, "Accounting for Income Taxes".

	March 31, 2004				March 31, 2005
	Asset	Valuation allowance	Liability	Net asset/ (liability)	Asset	Valuation allowance	Liability	Net asset/ (liability)
	(€ in millions)
Accelerated capital allowances	0.4	—	(7.9)	(7.5)	6.3	(6.3)	—	—
Tax losses carried forward	78.4	(59.0)	—	19.4	161.6	(161.6)	—	—
Restructuring provisions and other deferred deductions	20.1	—	(15.7)	4.4	42.2	(26.5)	(26.6)	(10.9)
	98.9	(59.0)	(23.6)	16.3	210.1	(194.4)	(26.6)	(10.9)
Included in the US GAAP balance sheet as:
Current asset				1.3				—
Other asset				15.0				1.0
Other long-term liabilities				—				(11.9)
				16.3				(10.9)

The valuation allowance in respect of the recognition of tax losses carried forward increased by €102.6 million during the year ended March 31, 2005.

No provision for deferred taxes is made for any additional taxation which might arise should the retained reserves of certain overseas subsidiary companies be distributed.

Notes to the Consolidated Financial Statements (continued)

36.   Derivative financial instruments

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

Under Irish GAAP, income or losses arising on these contracts are recognized in the statement of income on maturity of the underlying hedged transaction and are classified in a manner consistent with the underlying nature of the hedged transaction. Under US GAAP, effective January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137, 138 and 149 and as interpreted by the Derivatives Implementation Group, for the purpose of presenting US GAAP financial information.

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

(b) The carrying amounts and estimated fair values of our material financial instruments were as follows:

	March 31, 2004			March 31, 2005
	Gross contract amount	US GAAP Carrying amount	Fair value	Gross contract amount	US GAAP Carrying amount	Fair value
	(€ in millions)
Cash and deposits	n/a	51.6	51.6	n/a	20.0	20.0
Short-term debt	n/a	(11.6)	(11.6)	n/a	—	—
Long-term debt	n/a	(447.9)	(449.9)	n/a	(315.2)	(313.4)
Foreign currency contracts	n/a	1.6	1.6	—	1.2	1.2
Interest rate instruments	—	(0.9)	(0.9)	—	—	—

The fair values of our forward contracts set out above are estimated using the contract rates prevailing at March 31, 2004 and March 31, 2005 respectively.

The carrying amount of cash and deposits reported in the balance sheet approximates fair value due to the short maturity of these instruments. The difference between book value and fair value of long-term debt is primarily due to current interest rates being higher (2004: lower) than those prevailing when the borrowings were made. Financial instruments included within current assets and liabilities (excluding cash and borrowings) are generally short-term in nature and accordingly their fair values approximate their book values.

Notes to the Consolidated Financial Statements (continued)

36.   Derivative financial instruments (continued)

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

37.   Concentration of credit risk

Our potential concentrations of credit risk consist principally of short-term cash investments and trade receivables. We only deposit short-term cash surpluses with high credit quality banks and institutions, and, as a matter of policy, we limit the amount of credit exposure to any one bank or institution in respect of short-term cash balances. Trade receivables comprise a large, widespread customer base in the industry where we are engaged in manufacturing, wholesaling and retailing a wide range of ceramic and crystal tableware, giftware, kitchenware and cookware. At March 31, 2005, we did not consider there to be any significant concentrations of credit risk.

38.   Stock compensation plans

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

A total of 132,931,631 ordinary shares are available to grant share options to executives. A further 132,931,631 ordinary shares are available to grant shares to employees under all employee share schemes including the SAYE stock option scheme.

We have elected to follow APB 25 in accounting for stock based compensation plans. Had a fair value basis of accounting for stock based compensation been applied, as outlined in FAS 123, based on fair values at the grant dates, pro forma net income and pro forma income per share under US GAAP would have been determined as follows:

Notes to the Consolidated Financial Statements (continued)

38.   Stock compensation plans   (continued)

	Year ended March 31,
	2003		2004	2005
	(€ in millions, except per share amounts)
Net income/(loss) under US GAAP	0.2		(60.8)	(270.8)
Stock based compensation fair value adjustment	(2.1)		(1.7)	(0.5)
Pro forma net loss under US GAAP after charging stock based compensation fair value adjustment	(1.9)		(62.5)	(271.3)
Pro forma basic loss per share after stock based compensation fair value adjustment	(0.20c	)	(6.03c )	(17.88c )
Pro forma diluted loss per share after stock based compensation fair value adjustment*	(0.20c	)	(6.03c )	(17.88c )

*	For all years above, none of the options are dilutive as they would decrease the loss per share.

The weighted average number of shares in issue used in the above table is given in note 10 on page F-27 and has been adjusted to reflect the bonus element of the rights issue which was announced in October 2004.

The following table summarizes the number of options outstanding and weighted average exercise price under our employee stock option schemes:

	Year ended March 31,
	2003		2004		2005
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
		€		€		€
Outstanding at beginning of year	29,195,000	1.06	26,626,000	1.01	26,818,563	0.92
Granted in the year	750,000	0.65	475,000	0.24	—	—
Exercised in the year	(50,000)	0.40	—	—	—	—
Lapsed in the year	(3,269,000)	1.16	(1,943,417)	1.04	(5,922,301)	0.88
Adjustment for rights issue	—		1,660,980		11,629,563
Outstanding at end of year	26,626,000	1.01	26,818,563	0.92	32,525,825	0.60

Notes to the Consolidated Financial Statements (continued)

38.   Stock compensation plans   (continued)

The following table summarizes information about the above stock options outstanding at March 31, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at March 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at March 31, 2005	Weighted average exercise price
			€		€
16c – 40c	5,991,140	7.0	0.35	—	—
41c – 60c	13,869,197	4.3	0.59	13,869,197	0.59
61c – 75c	10,978,250	4.5	0.71	4,141,916	0.72
76c – 93c	1,687,238	3.4	0.86	1,687,238	0.86
	32,525,825	4.8	0.60	19,698,351	0.64

The following summarizes the number of options outstanding and weighted average exercise price under our SAYE stock option schemes as at:

	March 31, 2003		March 31, 2004		March 31, 2005
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
		€		€		€
Outstanding at beginning of year	14,468,054	0.56	17,595,638	0.40	26,564,205	0.30
Granted in the year	6,591,257	0.32	14,894,035	0.21	—	—
Exercised in the year	(58,000)	0.64	—	—	—	—
Lapsed in the year	(3,405,673)	0.74	(6,622,192)	0.69	(5,447,889)	0.28
Adjustment for rights issue	—	—	696,724	—	10,966,788	—
Outstanding at end of year	17,595,638	0.40	26,564,205	0.30	32,083,104	0.19

The following table summarizes information about the SAYE stock options outstanding:

	March 31, 2004		March 31, 2005
Exercise price(1)	Number outstanding	Weighted average remaining contractual life	Number outstanding	Weighted average remaining contractual life
		(years)		(years)
Stg31.2p/Stg21.7p	3,445,138	0.8	4,099,125	0.3
Stg31.2p/Stg21.7p	1,259,585	0.8	1,097,885	0.3
50.4c/33.5c	1,421,068	0.8	2,023,016	0.3
57.4c/38.0c	2,093	0.8	3,154	0.3
Stg22.2p/Stg15.0p	759,588	1.8	679,983	1.3
34.6c/22.9c	1,810,919	1.8	2,356,040	1.3
Stg22.2p/Stg15.0p	2,969,777	1.8	3,404,859	1.3
20.5c/13.6c	711,992	3.0	1,016,871	2.5
Stg14p/Stg9.45p	7,176,071	3.0	9,114,944	2.5
20.0c/13.3c	3,949,665	3.0	5,006,635	2.5
Stg14p/Stg9.45p	3,056,307	3.0	3,280,592	2.5
	26,562,203	2.2	32,083,104	1.8

(1)	Amended exercise prices due to rights issue announced in October 2004.

Notes to the Consolidated Financial Statements (continued)

38.   Stock compensation plans   (continued)

During the year ended March 31, 2005, no options (March 31, 2004: 475,000 options, March 31, 2003: 750,000 options), were granted under employee stock option schemes. The weighted average fair value of the options issued during the year ended March 31, 2004 was estimated using the Black-Scholes option pricing model to be €0.08 per share (March 31, 2003: €0.19).

No SAYE stock options were granted during the year ended March 31, 2005 (March 31, 2004: 14,894,035 options, March 31, 2003: 6,591,257 options). The weighted average fair value of the options granted in year ended March 31, 2004 was estimated using the Black-Scholes option pricing model to be €0.10 per share (March 31, 2003: €0.13).

The significant weighted average assumptions used to estimate the fair value of the options granted were as follows:

	Year ended
	March 31, 2003		March 31, 2004		March 31, 2005
	Employee stock option scheme	SAYE	Employee stock option scheme	SAYE	Employee stock option scheme	SAYE
Risk free interest rate	4.12%	3.86%	3.80%	2.80%	n/a	n/a
Expected life	7.5 years	3.25 years	7.5 years	3.25 years	n/a	n/a
Expected volatility	45.00%	45.00%	52.00%	53.00%	n/a	n/a
Dividend yield	8.50%	8.50%	3.50%	3.50%	n/a	n/a

39. Subsequent events

In our trading update on March 14, 2005, we indicated that we were reviewing our fixed cost base in order to return to sustainable profitability at existing demand levels and current exchange rates. Following this review, we intend to restructure our business fundamentally. The restructuring program announced on May 4, 2005, which will be financed by a rights issue, is designed to remove excess capacity, improve manufacturing efficiency and to enable a more complete integration of the Wedgwood division with Royal Doulton.

Key features of the proposed restructuring program are as follows:

•	€90 million restructuring investment will be targeted across the Group with the objective of achieving annualized savings of approximately €90 million once fully implemented. It is expected that the benefit of the savings will largely have been achieved by December 2006;

•	it is anticipated that the total number of personnel employed by the Group will reduce by about 1,800 when the proposed restructuring is completed;

•	removal of excess capacity; about €30 million is expected to be spent on restructuring at Waterford Crystal and Rosenthal in order to remove excess capacity. At Waterford Crystal, the Dungarvan plant will be closed;

•	overhead reduction; investment of €24 million is planned to reduce overheads at Waterford Crystal, Rosenthal and at Group level and to upgrade manufacturing facilities in Waterford Crystal and Rosenthal;

•	the combined effect of these proposed actions is expected to reduce the numbers employed at Waterford Crystal by 485, at Rosenthal by 160 and across the wider Group by 200; and

•	Wedgwood-Royal Doulton integration savings: following completion of the acquisition of Royal Doulton on January 17, 2005 the Group has identified opportunities for more savings than originally

Notes to the Consolidated Financial Statements (continued)

39. Subsequent events (continued)

envisaged. It is planned to invest a total of €36 million (of which €6.5 million had been spent as at June 16, 2005) to achieve savings in manufacturing, retail operations, administration and warehousing efficiencies. These proposed actions are expected to reduce the numbers employed by Wedgwood and Royal Doulton by 950 worldwide. About 450 of these 950 have already left the business.

The proceeds of the rights issue will also facilitate an improvement in our liquidity position, which has been impacted by a number of developments over recent months.

On May 24, 2005, we announced that we had agreed to dispose, for €32.9 million, under-utilized land surrounding the Waterford Crystal Sports and Social Centre. The net book value of the land is €0.6 million.

WATERFORD WEDGWOOD plc and Subsidiaries

Report of Independent Registered Public Accounting Firm on Financial Statements Schedule

To the Board of Directors and Members of Waterford Wedgwood plc.

Our examination of the Consolidated Financial Statements referred to in our report dated September 29, 2005, appearing on page F-2 of the 2005 Annual Report on Form 20-F, also included an examination of the financial statement schedule on page F-79 listed in Item 17 of this Form 20-F. In our opinion, this financial statement schedule presents fairly the information set forth therein when read in conjunction with the related Consolidated Financial Statements.

PricewaterhouseCoopers

Chartered Accountants and Registered Public Accounting Firm
Dublin, Republic of Ireland

September 29, 2005

WATERFORD WEDGWOOD plc and Subsidiaries

Summarized Consolidated Financial Data of Waterford Wedgwood U.K. plc

	Year ended March 31,
	2003	2004	2005
	(£ in millions)
Consolidated statement of income data
Net sales	456.1	430.0	409.0
Gross profit	182.4	175.9	137.3
Net loss	(22.9)	(18.6)	(105.3)
Consolidated balance sheet data
Current assets	303.3	289.0	243.4
Non-current assets	119.0	113.9	190.9
Current liabilities	268.6	336.9	456.2
Non-current liabilities	157.8	84.0	102.3
Share capital, reserves and minority interests	(4.1)	(18.0)	(124.2)

(1)	The summarized consolidated financial data of Waterford Wedgwood U.K. plc, a company registered in England, are presented in pounds sterling. Waterford Wedgwood plc is the beneficial owner of 100% of the ordinary share capital of Waterford Wedgwood U.K. plc. The above data has been prepared on a basis consistent with our accounting policies (see note 1 to our Consolidated Financial Statements) except that, as provided under English Company law, merger relief has been applied under which the cost of investment in Wedgwood Limited is recorded as the par value of the shares issued as part of the acquisition. Details of the principal differences between Irish GAAP (similar to UK GAAP) and US GAAP are set out in note 31 to our Consolidated Financial Statements.

(2)	The deficit of Waterford Wedgwood U.K. plc distributable reserves available for dividends at March 31, 2005 was Stg£69.1 million (March 31, 2004: surplus Stg£74.0 million, March 31, 2003: surplus Stg£78.0 million).